Exhibit 99.1

June 17, 2023 The Manager - Listing BSE Limited (BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Notice of Annual General Meeting (“AGM”), Integrated Annual Report for Financial Year 2022-23 and intimation of book closure for the AGM

This is to inform that the 77th AGM of the Company is scheduled to be held on Wednesday, July 12, 2023 at 9:30 AM IST through video conferencing.

Pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the following:

1. Notice of the 77th AGM (including e-voting instructions)

2. Integrated Annual Report for the financial year 2022-23

The aforesaid documents are available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders whose email IDs are registered with the Company/Depositories. Pursuant to Section 91 of the Companies Act, 2013 and Regulation 42 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Register of Members and Share Transfer books will remain closed from Tuesday, July 11, 2023 to Wednesday, July 12, 2023 (both days inclusive) for the purpose of the AGM.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

WIPRO LIMITED Registered Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, Telephone: +91-80-28440011, Website: www.wipro.com, E-mail: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800 Dear Members, Invitation to attend the 77th Annual General Meeting (“AGM”) on Wednesday, July 12, 2023 You are cordially invited to attend the Seventy Seventh Annual General Meeting of Wipro Limited (“the Company”) to be held on Wednesday, July 12, 2023, at 9:30 AM IST through video conferencing (“VC”). The notice convening the AGM is enclosed herewith. For ease of participation of the Members, we are providing below the key details regarding the meeting for your reference: Sl. No. Particulars Details 1. Link for live webcast of the AGM https://www.wipro.com/investors/AGM-2023/ 2. Helpline number for VC participation For any assistance or support before or during the AGM, Members may contact the Company at +91-80-28440011 or sowrabh.rao1@wipro.com or kusum.gore@wipro.com or deepali.arunkumar@wipro.com or rajat.shet@wipro.com 3. Cut-off date for e-voting Wednesday, July 5, 2023 4. Time period for remote e-voting Commences at 9 AM IST on Saturday, July 8, 2023 and ends at 5 PM IST on Tuesday, July 11, 2023 5. Book closure dates Tuesday, July 11, 2023 to Wednesday, July 12, 2023 (both days inclusive) 6. Last date for publishing results of the e-voting Friday, July 14, 2023 7. Registrar and Share Transfer Agent contact details Ms. Rajitha Cholleti, Deputy Vice-President - Corporate Registry and Ms. Swati Reddy, Manager (Unit: Wipro Limited), KFIN Technologies Limited (“KFintech”) E-mail: einward.ris@kfintech.com; evoting@kfintech.com Contact No.: +91-40-6716 2222 Yours truly, Rishad A. Premji Chairman (DIN: 02983899) Bengaluru May 24, 2023

WIPRO LIMITED Registered Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, Telephone: +91-80-28440011, Website: www.wipro.com, E-mail: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800 NOTICE TO MEMBERS Notice is hereby given that the Seventy Seventh Annual General Meeting (“AGM”) of Wipro Limited will be held on Wednesday, July 12, 2023, at 9:30 AM IST through video conferencing (“VC”), to transact the following businesses: ORDINARY BUSINESS 1. To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2023, together with the Reports of the Board of Directors and Auditors thereon. 2. To confirm the interim dividend of H 1 per equity share declared by the Board on January 13, 2023, as the final dividend for the financial year 2022-23. 3. To consider appointment of a Director in place of Mr. Thierry Delaporte (DIN: 08107242) who retires by rotation and being eligible, offers himself for re-appointment. By Order of the Board of Directors For Wipro Limited Sd/- Bengaluru M. Sanaulla Khan May 24, 2023 Company Secretary NOTES: 1. The Ministry of Corporate Affairs (“MCA”), vide its General circular nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020 and 10/2022 dated December 28, 2022 (collectively “MCA Circulars”) and Securities and Exchange Board of India (“SEBI”) vide its circular nos. SEBI/HO/CFD/CMD1/ CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/ PoD-2/P/CIR/2023/4 dated January 5, 2023 (collectively “SEBI Circulars”), have permitted companies to conduct AGM through VC or other audio visual means, subject to compliance of various conditions mentioned therein. In compliance with the aforesaid MCA and SEBI Circulars, applicable provisions of the Companies Act, 2013 and rules made thereunder, and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”), the 77th AGM of the Company is being convened and conducted through VC. The registered office of the Company shall be deemed to be the venue for the AGM. 2. The Company has enabled the Members to participate at the 77th AGM through VC facility. The instructions for participation by Members are given in the subsequent pages. Participation at the AGM through VC shall be allowed on a first-come-first-served basis. 3. In addition to the above, the proceedings of the 77th AGM will be web-casted live for all the Members as on the cut- off date i.e., Wednesday, July 5, 2023. The Members can visit https://www.wipro.com/investors/AGM-2023/ to watch the live proceedings of the 77th AGM on Wednesday, July 12, 2023, from 9:30 AM IST onwards. 4. As per the provisions under the MCA Circulars, Members attending the 77th AGM through VC shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

5. The Company has provided the facility to Members to exercise their right to vote by electronic means both through remote-voting and e-voting during the AGM. The process and instructions for remote e-voting are provided in the subsequent paragraphs. Such remote e-voting facility is in addition to voting that will take place at the 77th AGM being held through VC. 6. Members joining the meeting through VC, who have not already cast their vote by means of remote e-voting, will be able to exercise their right to vote through e-voting at the AGM. The Members who have cast their vote by remote e-voting prior to the AGM may also join the AGM through VC but shall not be entitled to cast their vote again. 7. The Company has appointed Mr. V. Sreedharan, Senior Partner, in his absence Ms. Devika Sathyanarayana or Mr. Pradeep B. Kulkarni, Partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizers to scrutinize the e-voting process in a fair and transparent manner. 8. As per Section 105 of the Companies Act, 2013, a Member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on their behalf. Since the 77th AGM is being held through VC as per the MCA Circulars, physical attendance of Members has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be made available for the 77th AGM and hence the Proxy Form and Attendance Slip are not annexed to this Notice. 9. Corporate Members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf. Institutional investors are encouraged to attend and vote at the meeting through VC. 10. In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote. 11. The Register of Members and Share Transfer books will remain closed from Tuesday, July 11, 2023 to Wednesday, July 12, 2023 (both days inclusive). 12. In line with the MCA and SEBI Circulars, the notice of the 77th AGM along with the Annual Report 2022-23 are being sent only by electronic mode to those Members whose e-mail addresses are registered with the Company/ Depositories. Members may please note that this Notice and Annual Report 2022-23 will also be available on the Company’s website at https://www. wipro.com/investors/annual-reports/, websites of the Stock Exchanges i.e., BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFintech at https://evoting.kfintech.com. 13. Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s). In respect of shares held in physical form, Members may register their email id by writing to the Company’s Registrar and Share Transfer Agent KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032, along with the duly filled in form ISR-1, available at https://www.wipro.com/investors/annual-reports/. 14. The following documents will be available for inspection by the Members electronically during the 77th AGM. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com. a) Certificate from the Practising Company Secretary relating to the Company’s Stock Options/ Restricted Stock Units Plans under SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. b) Register of Directors and Key Managerial Personnel and their shareholding, and the Register of Contracts or Arrangements in which the Directors are interested, maintained under the Companies Act, 2013. c) All such documents referred to in this Notice and the Explanatory Statement. 15. Members who hold shares in dematerialized form and want to provide/change/correct the bank account details should send the same to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such Members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. While making payment of dividend, the Registrar and Share Transfer Agent is obliged to use only the data provided by the Depositories, in case of such dematerialized shares. 16. Members who are holding shares in physical form are advised to submit particulars of their bank account, viz. name and address of the branch of the bank,

MICR code of the branch, type of account and account number to our Registrar and Share Transfer Agent, KFIN Technologies Limited (Unit: Wipro Limited), Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032. 17. Members who are holding shares in physical form in identical order of names in more than one folio are requested to send to the Company or its Registrar and Share Transfer Agent, the details of such folios together with the share certificates for consolidating their holding in one folio as per the procedure stipulated in SEBI circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/ CIR/2022/8 dated January 25, 2022. 18. In accordance with the proviso to Regulation 40(1) of the Listing Regulations, as amended from time to time, and read with SEBI circular no. SEBI/HO/MIRSD/MIRSD_ RTAMB/P/CIR/2022/8 dated January 25, 2022, transfer of securities of the Company including transmission and transposition requests shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them, eliminate all risks associated with physical holding and participate in corporate actions. 19. Members holding shares in single name and physical form are advised to make nomination in respect of their shareholding in the Company. The Nomination Form SH-13, prescribed by the Government can be obtained from the Registrar and Share Transfer Agent or the Corporate Secretarial Department of the Company at its registered office. 20. SEBI, vide its circular nos. SEBI/HO/MIRSD/MIRSD_ RTAMB/P/CIR/2021/655 dated November 03, 2021, SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/687 dated December 14, 2021 and SEBI/HO/MIRSD/MIRSD-PoD-1/P/CIR/2023/37 dated March 16, 2023, has mandated Members holding shares in physical form to submit PAN, nomination, contact details, bank account details and specimen signature in specified forms. Members may access www.wipro.com/investors/ faqs/ for Form ISR-1 to register PAN/email id/bank details/other KYC details, Form ISR-2 to update signature and Form ISR-3 for declaration to opt out. Members may make service requests by submitting a duly filled and signed Form ISR-4 & ISR-5, the format of which is available on the Company’s website and on the website of the Company’s Registrar and Transfer Agent. 21. In case a holder of physical securities fails to furnish PAN, nomination, contact details, bank account details and specimen signature by October 1, 2023, KFintech will be obligated to freeze such folios. The securities in the frozen folios shall be eligible to receive payments (including dividend) and lodge grievances only after furnishing the complete documents. If the securities continue to remain frozen as on December 31, 2025, the Registrar/the Company shall refer such securities to the administering authority under the Benami Transactions (Prohibitions) Act, 1988, and/or the Prevention of Money Laundering Act, 2002. In compliance with SEBI guidelines, the Company had sent communication intimating about the submission of above details to all the Members holding shares in physical form. 22 Dispute Resolution Mechanism at Stock Exchanges- SEBI, vide its circular no. SEBI/HO/MIRSD/MIRSD_ RTAMB/P/CIR/2022/76 dated May 30, 2022, provided an option for arbitration as a Dispute Resolution Mechanism for investors. As per this circular, investors can opt for arbitration with Stock Exchanges in case of any dispute against the Company or its Registrar and Transfer Agent on delay or default in processing any investor services related request. In compliance with SEBI guidelines, the Company had sent communication intimating about the said Dispute Resolution Mechanism to all the Members holding shares in physical form. 23. Members are requested to note that our Registrar and Share Transfer Agent, KFintech has a mobile app named ‘KPRISM’ and a website https://kprism.kfintech.com/ for the members holding shares in physical form. Members can download this android mobile application from play store and view their portfolios serviced by KFintech. In addition, members may also visit the Investor Support Center (ISC) webpage at https://ris.kfintech.com/clientservices/isc/default. aspx and access various services such as post or track a query, upload tax exemptions forms, view the demat/remat request, check the dividend status, download the required ISR forms and check KYC status for physical folios, among others. 24. Non-resident Indian shareholders are requested to inform about the following immediately to the Company or its Registrar and Share Transfer Agent or the concerned Depository Participant, as the case may be: a) the change in the residential status on return to India for permanent settlement, and

b) the particulars of the NRE account with a bank in India, if not furnished earlier. 25. Members who wish to claim dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company’s registered office or the Company’s Registrar and Share Transfer Agent for revalidation and encashment before the due dates. The details of such unclaimed dividends are available on the Company’s website at www.wipro. com. Members are requested to note that the dividend remaining unclaimed for a continuous period of seven years from the date of transfer to the Company’s Unpaid Dividend Account shall be transferred to the Investor Education and Protection Fund (“IEPF”). In addition, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred by the Company to demat account of the IEPF Authority within a period of thirty days of such shares becoming due to be transferred to the IEPF. 26. In the event of transfer of shares and the unclaimed dividends to IEPF, Members are entitled to claim the same from the IEPF authority by submitting an online application in the prescribed Form IEPF-5 available on the website http://www.iepf.gov.in/ and sending a physical copy of the same duly signed to the Company along with the requisite documents enumerated in Form IEPF-5. 27. Pursuant to the Rule 5(8) of the Investor Education and Protection Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company has uploaded details of unpaid and unclaimed amounts lying with the Company as on July 19, 2022 (date of last AGM) on its website at https://www.wipro.com/investors/ and also on the website of the MCA. 28. In case of any queries regarding the Annual Report, the Members may write to corp-secretarial@wipro.com to receive an email response. 29. As the 77th AGM is being held through VC, the route map is not annexed to this Notice. EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013 The following statement sets out all material facts relating to certain ordinary business mentioned in the accompanying Notice of AGM: ITEM NO. 3 - RE-APPOINTMENT OF MR. THIERRY DELAPORTE (DIN: 08107242) Though not statutorily required, the following is being provided as additional information to the Members. Pursuant to Section 152 and other applicable provisions of the Companies Act, 2013 and the Company’s Articles of Association, not less than two-thirds of total number of Directors of the Company shall be liable to retire by rotation. One-third of these Directors must retire from office at each AGM, but each retiring director is eligible for re-election at such meeting. Independent directors and the Executive Chairman are not subject to retirement by rotation. In July 2022, Mr. Azim H. Premji was subject to retirement by rotation and was re-appointed by Members at the 76th AGM. Accordingly, Mr. Thierry Delaporte is now required to retire by rotation at this AGM and being eligible, has offered himself for re-appointment. Considering Mr. Thierry Delaporte’s skills, competencies, expertise and experience, the Board of Directors is of the opinion that it would be in the interest of the Company to reappoint him as a Director of the Company. Additional information in respect of Mr. Thierry Delaporte, pursuant to Regulation 36 of the Listing Regulations and the Secretarial Standards on General Meetings (SS-2), is given as part of Annexure A to this Notice. Brief profile of Mr. Thierry Delaporte is given as part of Annexure B to this Notice. Except Mr. Thierry Delaporte and/or his relatives, none of the Directors and Key Managerial Personnel of the Company and/or their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item No. 3.
Based on performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board of Directors recommends the resolution in relation to the re-appointment of Mr. Thierry Delaporte as set out in Item No. 3, for approval of the Members by way of an Ordinary Resolution.

ANNEXURE-A Details of Director seeking re-appointment at the 77th Annual General Meeting to be held on July 12, 2023 [Pursuant to Regulation 36(3) of the Listing Regulations] Name of the Director Thierry Delaporte Date of Birth May 28, 1967 Age 56 years Date of Appointment July 6, 2020 Relationship with Directors and Key Managerial Personnel None Expertise in specific functional area* Technology, Sales, Finance, Operations and Consulting, and wide management experience Qualification(s) Bachelor’s degree in Economy and Finance from Sciences Po Paris, Masters in Law from the Sorbonne University Board Membership of other listed companies as on March 31, 2023: — Chairmanships/Memberships of the Committees of other public limited companies as on March 31, 2023 a. Audit Committee — b. Stakeholders’ Grievance Committee — c. Nomination and Remuneration Committee — d. CSR Committee — e. Other Committee(s) — Number of equity shares held in the Company as of March 31, 2023 764,939# * For additional details on skills, expertise, knowledge and competencies of the Director, please refer Corporate Governance Report forming part of the Annual Report. # Represents ADS having equivalent underlying equity shares NOTES: 1. The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013. 2. Information pertaining to remuneration, terms and conditions and the number of Board Meetings attended during the financial year 2022-23, wherever applicable, have been provided in the Corporate Governance Report forming part of the Annual Report.

ANNEXURE-B Brief profile of Director seeking re-appointment at the 77th Annual General Meeting to be held on July 12, 2023 Thierry Delaporte is the Chief Executive Officer and Managing Director of the Company since July 6, 2020. With 28 years of experience in the IT services industry, Mr. Delaporte brings strategic insight to Wipro’s leadership team, and deep operational knowledge of driving business growth, furthering partnerships, and leading cross-cultural teams. Prior to joining Wipro, Mr. Delaporte held various leadership positions in Capgemini since 1995, including that of Chief Operating Officer from September 2017 to May 2020, and was a member of the Group Executive Board. He led Capgemini’s strategic planning and operations for several key businesses and led the group’s transformation agenda. On March 24, 2022, the Board of Directors of Compagnie de Saint-Gobain, approved the appointment of Mr. Delaporte as an Independent Director for a term of four years. The said appointment was approved by the shareholders of the company at the general meeting held on June 2, 2022. Passionate about meaningful change, Mr. Delaporte believes prioritizing people and customers, and streamlining processes, are the keys to success in today’s digital world. He is also the co-founder of “Life Project 4 Youth”, a not-for-profit organization dedicated to the professional and social integration of young adults living in extreme poverty. Mr. Delaporte holds a bachelor’s degree in Economy and Finance from Sciences Po Paris, and a Master of Laws from the Sorbonne University.

GENERAL INFORMATION AND INSTRUCTIONS RELATING TO E-VOTING PROCEDURE FOR E-VOTING Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Secretarial Standard on General Meetings (SS-2) issued by the Institute of Company Secretaries of India (ICSI) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, Members are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting: MODES OF E-VOTING THROUGH DEPOSITORIES THROUGH DEPOSITORY PARTICIPANTS NSDL CDSL Individual shareholders holding securities in demat mode 1. Shareholders already registered for IDeAS facility may follow the below steps: 1. Shareholders already registered for Easi/Easiest facility may follow the below steps: Shareholders may alternatively log-in using the credentials of the demat account through their Depository Participants registered with NSDL/CDSL for the e-voting facility. On clicking the e-voting icon, shareholders will be re- directed to the NSDL/CDSL site, as applicable, on successful authentication. Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote. a) Visit the following URL: https:// eservices.nsdl.com a) Visit the following URL: https://web.cdslindia .com/ myeasinew/home/login/or www.cdslindia.com b) On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section. b) Click on the “Login” icon and opt for “New System Myeasi” (only applicable when using the URL: www.cdslindia.com) c) On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e- Voting” under e-voting services. c) On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available. d) Click on Company name or e-voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote. d) Click on Company name or e-voting service provider name, i.e., KFintech to cast your vote. 2. Shareholders who have not registered for IDeAS facility may follow the below steps: 2. Shareholders who have not regis- tered for Easi/ Easiest facility may follow the below steps: a) To register for this facility, visit the URL: https://eservices. nsdl.com a) To register for this facility, visit the URL: b) On the home page, select “Register Online for IDeAS” https://web.cdslindia .com/ mye asinew/ Regis tration /EasiRegistration/ c) On completion of the registration formality, follow the steps provided above. b) On completion of the registra- tion formality, follow the steps provided above. 3. Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below: 3. Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below: a) Visit the URL: https://www. evoting.nsdl.com/ a) Visit the URL: www.cdslindia. com b) Click on the “Login” icon avail- able under the ‘Shareholder/ Member’ section. b) Enter the demat account number and PAN c) Enter User ID (i.e., 16-digit demat account number held with NSDL), Password /OTP, as applicable, and the verification code shown on the screen. c) Enter OTP received on mobile number & email registered with the demat account for authentication.

MODES OF E-VOTING THROUGH DEPOSITORIES THROUGH DEPOSITORY PARTICIPANTS NSDL CDSL d) Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. d) Post successful authentication, the shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress. e) Click on company name or e-Voting service provider name, i.e., KFintech and you will be redirected to KFintech website for casting your vote. Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience. 4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.: 1800225533. 4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 18001020990.

MODE OF E-VOTING THROUGH KFINTECH Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode 1. In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions: a) Visit the following URL: https://evoting.kfintech.com b) Enter the login credentials (i.e. User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFintech for e-voting, you can use your existing User ID and password for casting your vote. c) After entering these details appropriately, click on “LOGIN”. d) You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential. e) You need to login again with the new credentials. f) On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’. 2. For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below: a) If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E-Voting Event Number+ Folio No. or DP ID Client ID to 9212993399 Example for NSDL - MYEPWD IN12345612345678 Example for CDSL - MYEPWD 1402345612345678 Example for Physical - MYEPWD XXXX1234567890 b) If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password. c) Shareholder may call KFintech toll free number 1800-3094-001 for any assistance. d) Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

GENERAL INSTRUCTIONS ON E-VOTING 1. Members who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/“Forgot Password” options available on the websites of Depositories/Depository Participants. 2. The remote e-voting period commences at 9 AM IST on Saturday, July 8, 2023 and ends at 5 PM IST on Tuesday, July 11, 2023. During this period, Members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Wednesday, July 5, 2023, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution(s) is cast by the Member, the Member shall not be allowed to change it subsequently. A person who is not a Member as on the cut-off date should treat this Notice for information purposes only. 3. The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Wednesday, July 5, 2023. 4. On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date of Wednesday, July 5, 2023, under “FOR/AGAINST” for each item of the notice separately or alternatively, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut- off date. You may also choose the option “ABSTAIN”. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head. 5. Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/ demat accounts. 6. You may then cast your vote by selecting an appropriate option and click on “Submit”. 7. A confirmation box will be displayed. Click “OK” to confirm, else “CANCEL” to modify. Once you have voted on the resolution(s), you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted all the resolution(s). 8. In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Members may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India—500 032 or at einward.ris@kfintech.com and evoting@kfintech.com or call KFintech’s toll free No. 1-800-3094-001 for any further clarifications. 9. You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s). 10. The Scrutinizer will submit their report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Friday, July 14, 2023 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent. INSTRUCTIONS FOR ATTENDING THE AGM THROUGH VC 1. Members may access the platform to attend the AGM through VC at https://www.wipro.com/investors/AGM-2023/ by providing their DP ID- Client ID/Folio No., as applicable, as the credentials. 2. The facility for joining the AGM shall open 30 minutes before the scheduled time for commencement of the AGM and shall be closed after the expiry of 30 minutes after such scheduled time. 3. Members are encouraged to join the AGM using Google Chrome (preferred browser), Safari, Microsoft Edge or Mozilla Firefox 22. 4. Members are advised to use stable Wi-Fi or LAN connection to participate at the AGM through VC in a smooth manner. Participants may experience audio/video loss due to fluctuation in their respective networks. 5. Members who may want to express their views or ask questions at the AGM may visit https://www.wipro.com/investors/ AGM-2023/ to register, by mentioning their name, demat account number/folio number, email ID and mobile number. The window for registration shall remain open until 5 PM IST, Thursday, July 6, 2023. The Company will subsequently communicate the link for participation at the AGM to all such registered members.

Realizing ambitions, everyday. Bold action in an era of unprecedented change. Ambitions Realized.

Passionate about When innovation meets From generative AI and immersive transformational strategies, experiences to data, from silicon chip Client Ambitions. we unlock solutions to our clients’ design to blockchain, our consultants, boldest ambitions. analysts, designers, and engineers work to deploy the latest technologies We challenge ourselves to keep that will help our clients solve everyday innovation ongoing and help our problems and turn their ambitions clients adopt the latest and emerging into reality. technologies to their businesses. An Ambition Our Business Fuels The belief that our purpose fuels our More than 45,000 Wipro employees business and our business fuels our are currently engaged with Wipro for Impact. our Purpose. purpose has been our guiding force Cares and are an integral part of our since the very beginning. We commit social programs. This is either through ourselves to be a catalyst in the volunteering or by way of monetary building of a just, equitable, humane, contributions, or both. In the last year For over 75 years, Wipro has been creating a positive and sustainable society. alone, we worked with 230+ partners impact in the world, building innovative solutions who positively impacted the lives of Wipro is the only IT services and over 2 million people. to address the most complex digital transformation consulting company majority owned by a non-profit philanthropic Working with us means transforming needs of our clients, and embracing a strong foundation–the Azim Premji your business, and in a way that it commitment to sustainability and outstanding Foundation. We are the epitome thrives and directly contributes to of ‘tech for good’, and we care transforming lives and creating a more corporate citizenship. deeply about facilitating actionable sustainable, equitable society. transformation for our clients, our Our 250,000+ global workforce contributes to communities and the environment. building future-ready, sustainable businesses by integrating technology, consulting, cloud, data, The Core Value We’ve come a long way. From being a our passion for serving our customers, artificial intelligence, engineering, and digital family-run, vegetable oil manufacturer and encourage us to drive positive operations, and is the technology orchestrator of of Ambition. in 1945, we have grown and change in our world. We believe in established ourselves as a diversified exploring limitless possibilities when choice for many leading brands across the world. global business and technology our customer’s ambition meets consulting leader. Our lasting value, the action of our innovative and The Spirit of Wipro, is at our core, and talented workforce. it continues to guide our actions, fuel What’s your Ambition?

Contents. About the Report. PERFORMANCE OVERVIEW We are happy to present our 8th Integrated Annual Report. This Report includes financial and non-financial performance of IT business and is 24 Financial Performance aligned to principles of Integrated Framework (updated January 2021), 28 Management Discussion now part of IFRS Foundation. and Analysis REPORTING FRAMEWORK In addition, this report is aligned to GRI Standards issued by Global Sustainability Standard Board (GSSB), Sustainability Accounting Standard Board (SASB) standards, ISO 14064, United Nation Global Compact (UNGC), WEF Stakeholder Capitalism metrics and Business Responsibility and Sustainability Report (BRSR) requirements of Securities and Exchange Board of India (SEBI). The Environmental Sustainability section of this report REPORTING CONTEXT includes the recommendations set out by the Task Force on Climate-related STATUTORY REPORTS AND Financial Disclosures (TCFD). 3 About the Report FINANCIAL STATEMENTS 4 Wipro at a Glance REPORTING SCOPE AND BOUNDARY 96 Board’s Report 123 Corporate Governance Report The Report complies with financial and statutory data requirements of the OUR CAPABILITIES Companies Act, 2013 (including the Rules made thereunder), Accounting 147 Standalone Financials under Standards, the Securities and Exchange Board of India (Listing Obligations 6 Go FullStride in the Cloud Ind AS and Disclosure Requirements) Regulations, 2015 and the Secretarial 8 Cyber Security and Risk Services Standards, as may be applicable. VALUE CREATION 234 Consolidated Financials under 10 Wipro Engineering Edge FOR STAKEHOLDERS Ind AS NAVIGATE OUR REPORT 12 Becoming an AI-first 34 Value Creation Model 337 Consolidated Financials Organization under IFRS Capitals Impacted Stakeholder Groups 36 Risk Management 419 Business Responsibility and 40 Stakeholder Engagement GOVERNANCE AND Sustainability Report 2022-23 LEADERSHIP 42 Materiality Assessment Financial Manufactured Human Employees Investors Customers 14 Highlights of FY23 45 Investor Returns 16 Chairman’s Letter to Stakeholders 54 Customer Stewardship 18 CEO’s Letter to Stakeholders 60 People Practices Govt. and CSR Social and Intellectual Natural Suppliers 20 Board of Directors 72 Supplier Management Relationship Policy Network 22 Wipro Executive Board 76 Community Initiatives For more information visit 82 Environmental Sustainability www.wipro.com Scan to download 3

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Wipro at a Glance. We are a leading technology services and consulting company focused on building innovative solutions 257,311 that address our clients’ most complex digital DEDICATED EMPLOYEES transformation needs. We help clients realize their boldest ambitions and build future-ready, sustainable businesses by 66% leveraging our holistic portfolio of capabilities in OF OUR ECONOMIC INTEREST IS consulting, design, engineering, and operations. PLEDGED TOWARDS PHILANTHROPY â†’ March 8: Wipro marked International Womens’ Day by ringing the closing bell at the NYSE. What Drives Us Our Offerings Our values encompass the Spirit of Wipro. The Spirit is profoundly ingrained in Wipro’s unchanging Our IT service offerings are categorized under four Global Business Lines (GBLs): ethos. It shapes our personality and is evident in all our actions. It also encapsulates what we strive to be. It is the unbreakable union of our four ideals: SPIRIT OF WIPRO FIVE HABITS Wipro FullStride Wipro Enterprise Wipro Engineering Wipro These values are our bedrock. They define and make us. When our behaviors and ways of working consistently Cloud Futuring Edge Consulting Our character and destinies are energized by our values reflect our values, we see the five habits in action. Brings our entire suite of Offers clients forward- Expands our capabilities Brings together Capco, Be passionate about clients’ success Being respectful cloud capabilities under looking solutions for and services in emerging Designit and Wipro’s We succeed when we make our clients successful. We collaborate to sharpen our insights and amplify this success. a fully integrated, full large-scale enterprise technologies such as domain and consulting We execute with excellence. Always. stack offering creating transformation by cloud, 5G, Industry business under a global Being responsive an end-to-end cloud bringing together 4.0, IoT, Silicon Design, line, driving enhanced Treat each person with respect services delivery engine. intelligent insights, embedded systems, data experience sharing. We treat every human being with respect. We nurture an open enterprise data and and AI platforms. environment where people are encouraged to learn, share and Always applications platform, grow. We embrace diversity of thought, of cultures, and of people. communicating digital operations and cybersecurity risk Be global and responsible services and leveraging We will be global in our thinking and our actions. We are responsible citizens of the world. We are energized by the deep connectedness Demonstrating stewardship advanced technologies between people, ideas, communities and the environment. such as AI, AR/VR. Unyielding integrity in everything we do Building trust Integrity is our core and is the basis of everything. It is about following the law, but it’s more. It is about delivering on our commitments. It is about honesty and fairness in action. It is about being ethical beyond any doubt, in the toughest of circumstances. Ambitions Realized. 4 Integrated Annual Report 2022-23 5

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Go FullStride in the Cloud. Wipro FullStride Cloud continues to deliver strong growth year after year, and, most importantly, create tangible business value for our clients. We empower them to rethink and re-imagine their business model through the transformational power of the cloud. Our unique ability to create and execute differently is being recognized in the marketplace. Be it market-ready offerings with our CSP and ecosystem partners to accelerate the platform journey, unique scalable solutions, or agile, customized industry clouds to address all aspects of the enterprise. All executed in a manner that leverages our cloud consultants and advisor services strategic insights and the game-changing power of our FullStride Cloud Studio. This provides our clients with the ability to truly create the new digital workplace, new customer experiences and position themselves for the success that is around the corner. UNIFIED & INTEGRATED APPROACH, TO DRIVE CLOUD ADOPTION AS CONTINUUM DAY 0: CONSULTING AND STRATEGY DAY 1: BUILD | MIGRATE | CLOUD NATIVE Strategy Plan Adopt | Migrate Cloud Native • Cloud Readiness v/s • Cloud Operating Model • Cloud Adoption and • Cloud = Capabilities Business Impact • Application Dependencies Migrate @ Scale • AI / ML | • TCO & ROI • Migration and • CUSTOM | COTS Industry Solutions Modernization Plan | Data Apps • Quality Assurance | DEV-SECOPS DAY 2: OPERATE AND GOVERN Wipro FullStride Cloud is proud to have been recognized by our partners and leading analysts for our industry leadership: PARTNER AWARDS ANALYSTS RANK WIPRO AS LEADER IN Govern and FINOPS Manage Google Cloud Partner of the year for • System integration capabilities for AWS • Implement • Monitor Drifts Application Development • System integration capabilities for Microsoft Azure Cloud Governance • Manage Multi Cloud • Guardrails Microsoft Partner of the Year winner for • System integration capabilities for Google Enterprise Wide Analytics, PowerBI and Compliance Cloud Platform AWS Partner of the Year APJ • Public Cloud Nutanix Global Systems Integrator Partner • Next-Gen Private/Hybrid Cloud of the Year • Digital Workplace Services (CIS) Dell First Choice Partner Award Winner DELIVERED OVERLAYED EMPOWERED EXPERIENCE IN MIGRATING 100+ • Hybrid Enterprise Cloud Services–Data Center VMware Cloud Innovation & SaaS Solutions and Services (CIS) VIA PLATFORM (WIPRO WITH INDUSTRY BY 85K CLOUD AND MODERNIZING CERTIFIED IPs Transformation Award Winner CLOUD STUDIO) CLOUD SOLUTIONS PROFESSIONALS ENTERPRISE GRADE APPS ACROSS INDUSTRIES, REGULATIONS AND COMPLEXITIES 6 Ambitions Realized. Integrated Annual Report 2022-23 7

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Cyber Security and Risk Services. CYBERSECURITY SERVICES ACROSS THE END-TO-END LIFE CYCLE With the becoming more Advisory and Transformation and world’s Managed Services interconnected, cyber security is EXPERTISE Strategy Implementation now increasingly important for the End-to-end CRS provider with consulting safeguarding of digital assets. At Wipro, capabilities we are at the forefront of defending We bring an advisory lens to strategy, implementation malicious attacks, and managed services for complex enterprises in highly against employing regulated industries globally. We are one of the select few providers with cybersecurity offerings that map Strategy Cloud Digital Application Security cutting-edge tools and strategies to protect sensitive data, systems, and end-to-end to industry frameworks. networks. As strategic advisors, we Automation-led and platform-driven services Regulatory and Cybersecurity Automation Platforms drive long-term Our security operations are delivered ‘as a service’ and growth and enable your are tailored for industry use. Our integrated suite of transformational capabilities enables organizations At Wipro, we empower organizations to assess and We help organizations gain a deeper understanding of transformation into a cyber-resilient enhance their cybersecurity risk posture. We understand application and API threats, allowing them to respond to enhance governance of cybersecurity risk, and business through end-to-end transform into secure, modern digital businesses. the critical importance of defending businesses against effectively. Leveraging our comprehensive Managed advanced cyber threats, whether they arise on-premises Detection and Response (MDR) services, we stand at the cybersecurity services. mindset Forward -looking approach and collaborative or in the cloud. Through our cutting-edge solutions, we forefront of combating cyber threats, ensuring proactive secure digital transformation by providing next-gen monitoring and swift incident response. Our investments, acquisitions and alliances with leading identity and access services, enabling seamless and technology providers mean we are always prepared for secure access to resources. the next challenge. Our team is highly specialized with experience across key industries. Our people combine expertise with cross-industry experience 55% 17 600+ FORTUNE 100 COMPANIES CYBER DEFENSE CENTERS CRS CLIENTS ACROSS THE GLOBE 9,000+ 46 10+ CYBER SECURISTS AUTOMATION PLATFORMS AND INDUSTRIES ACCELERATORS 114+ PENDING AND ISSUED PATENTS Further, our strategic acquisitions of Edgile, CAPCO and Shelde Australia have further bolstered our capabilities in the space of cyber security and risk services. 8 Ambitions Realized. Integrated Annual Report 2022-23 9

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Wipro Engineering Edge provides a full stack of engineering services from chip to cloud, supporting next-generation products and services that enable organizations to take full advantage of growth opportunities using the latest technology. By working with Wipro, clients worldwide have quickly pivoted their businesses, built competitive edges, and become future-ready. Our experience, expertise, and unrivaled ecosystem are here for clients to leverage the full spectrum of modern engineering services. Wipro Focus Areas 5G DEF-I PLATFORM Engine An ever-increasingly connected world needs 5G to keep pace with evolving market dynamics and demands. As a 5G pioneer, Wipro enables enterprises to envision and unlock their In the search f ambitions through our ecosystem-led connectivity platforms. sustainability, digital technol CLOUD CAR FORRESTER operate more t Modern vehicles are supercomputers on wheels. Our Cloud Car When top talent is needed for sophisticated, ecosystem and expertise spanning silicon to software enables complex, or novel data approaches and with less. Engi automotive leaders to drive innovation and safety. engineering, Wipro is well-positioned to close competitive ed the gap and bring future-fit data platforms to to service need INDUSTRY DOT your business. Our Industry DOT (Design to Operation Twin) practice designs NASSCOM Business leade and builds connected solutions that make enterprise assets Cloud, AI, conn and operations intelligent, resilient, and ready today for Wipro’s next-gen service delivery initiatives whatever tomorrow brings. have helped customers reduce their time and smart man to market, product development costs, and expected to ac Analyst Accolades development efforts. spend by 2024 Awards EVEREST GROUP budgets. NASSCOM Engineering & Innovation Wipro has commendable expertise in software-defined vehicle Excellence Awards architecture. The company also provides cybersecurity, cloud-native computing, and networking practices and has invested Intel–Ranked #1 ER&D Supplier, 2 years in a row in infrastructure, such as testing and innovation labs. IDC Wipro’s services, value proposition, strategy, and investments in talent, IP, and frameworks, combined with its focus on creating connected, secure, and intelligent products and operations, will enable customers to accelerate their digital engineering transformation agendas and provide the relevant business benefits they seek. 10 Ambitions Realized. Integrated Annual Report 2022-23 11

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements INVESTMENTS IN AI PRACTICE We have been investing in our Our offerings are around four Generative AI research program with distinct themes: the University of South Carolina and • Enterprise Knowledge Miners and IIT Patna for more than two years to Virtual Assistants for Employees build language models for the health and Customers sector. This solution helps patients get better and faster access to healthcare, • Content Curation and Moderation create personalized care plans for for Media and Marketing healthcare members and accelerate • Automation in Software medical research. Development Life Cycle Our GenAI Framework provides • Synthetic Data Generation enterprise guardrails and Responsible • AI for Sustainability Becoming an AI-first AI controls, to enable safe and secure Organization. GenAI applications for our customers. LAB45 Wipro has embraced a transformative Lab45 is a visionary space, developing clients envision the art of possible. journey, becoming an AI-first organization. ground-breaking solutions to foster It is a space filled with ambition at leverage and accelerate ideation throughout the vanguard of far-reaching research With a clear vision, we aim to AI to Wipro. A team of engineers, research across cutting-edge technologies. revolutionize industries and drive innovation analysts, and scientists come together With an unwavering commitment to to infuse creative ways of incubating innovation, we delve into the profound at every level, setting a new standard for solutions for customers. The aim realm of Generative AI, unravelling its intelligent enterprises worldwide. Through our is to demonstrate best-in-class transformative potential across the to AI, Wipro is poised emerging, cutting-edge capabilities domains of commerce, humanity, and commitment to shape the and thought leadership across the environment. future and redefine the possibilities multiple industry verticals to help of technology. AI PARTNERSHIPS WITH HYPERSCALERS We are closely working with partners AI Academy, we have designed like Microsoft, Google, AWS and NVIDIA and delivered trainings to build a to co-build solutions for customers. We deep-skilled talent pool for GenAI, and are also the first SI partner to publish have included programs conducted our GenAI framework and solutions by globally prominent faculty through on Microsoft Azure Marketplace. We exclusive relations with the Indian have further expanded partnership Statistical Institute. with Google Cloud to take our GenAI solutions to customers. We have To learn more, visit us at-setup our AI Lab with NVIDIA for the www.wipro.com/analytics/wipro-ai-solutions/ optimization of language models www.lab45thinktank.com for customer engagements. At the Ambitions 12 Realized. Integrated Annual Report 2022-23 13

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Highlights of FY23. Two consecutive quarters of total bookings 1,312 D3,675 million over $4.1 billion each R&D EXPENSES $11.2 PATENT GRANTED TILL DATE 26% billion IT SERVICES REVENUE 11.5% $3.9 billion LARGE DEAL TCV Closed 55 large deals 67% D2,157 million 60% CSR SPEND RENEWABLE ENERGY 15.7% (% of total consumption) IT SERVICES OPERATING MARGIN 36.4% 13.6% 97% WOMEN EMPLOYEES DIVERSE SUPPLIER SPEND WASTE AVOIDED FROM (% of total spend on products BEING SENT TO LANDFILL and services) 144 769 45,000 37% 115% NATIONALITIES PERSONS WITH DISABILITIES TOTAL EMPLOYEES ENGAGED WITH WIPRO CARES WATER RECYCLED OPERATING CASH FLOW BY NET INCOME IN THE WORKFORCE (Based on voluntary self-declaration) (Volunteering or monetary contribution or both) (% of total water consumption) Year-on-Year growth 14 Ambitions Realized. Integrated Annual Report 2022-23 15

Chairman’s Letter to Stakeholders. The next decade, we believe, will be the age of AI. We have been investing ahead of the curve to understand AI and leverage its power inside Wipro, and to create solutions for our clients. Dear Stakeholders, I am happy to share that in FY23 our revenue crossed $11 billion, a growth of 11.5% YoY in constant currency terms. This makes it our second consecutive year of double-digit growth since we began our transformation journey in 2020. The Board approved a buyback for the value of ‘120 billion ($1.5 billion) at the price of ‘445 per equity share. This is the biggest buyback in Wipro’s history. We were tested this year by a difficult global macro-economic environment. Even as the pandemic receded, the Ukraine conflict entered a second year and the global interest rates stayed high. While technology adoption as a whole remained secular, in the second half of FY23, we saw some re-prioritization–more cost optimization and less discretionary spending–particularly in sectors like BFSI and technology. Our efficiency and growth-focused solutions allowed us to respond quickly and pertinently to these developments. We ended the year with strong bookings, a growth of 28% from last year, and hired 22,000 Next-Gen Associates (or freshers, as we called them earlier), our highest for a single year. This year, as in the previous one, we made several major strategic investments, added new capabilities, and grew our talent to support future growth. We brought together Wipro’s entire cloud capability under a fully integrated global business line (GBL) called Wipro FullStride Cloud, which accounts for more than a third of our Company’s revenue. We acquired Rizing, a global SAP consulting firm, and made significant hires in our cybersecurity practice, helping us create industry-leading applications. On April 1, 2023, we reorganized ourselves into four global business lines–FullStride Cloud, Enterprise Futuring, Engineering Edge, and Consulting–to help us align more strongly with our clients’ priorities and drive growth in our strategic areas. FY23 was a pivotal year for technology, with artificial intelligence taking a quantum leap. While we have been long familiar with AI-powered products (think predictive text, digital personal assistants, chat bots), OpenAI’s ChatGPT and Dall-E brought discussions about the use of generative AI emphatically into the public domain.

The next decade, we believe, will be the age of AI. We have been investing ahead of the curve to understand AI and leverage its power inside Wipro, and to create solutions for our clients. For two years now, Wipro’s Generative AI Center of Excellence has conducted research with leading academic institutions, built accelerators and solutions, frameworks like WeGA (Wipro Enterprise Generative AI), developed competency through the Wipro AI Academy, and executed key pilot programs for our clients. Our AI practice has created several cross-industry solutions, including text summarization and literature mining to synthesize large amounts of enterprise data, automated code conversion from legacy to modern languages, and built marketing accelerators that generate product descriptions and enhance search optimization. As with every emerging technology, AI will impact our professional, personal, and social life significantly. We are putting in strong guardrails and governance models for its usage both internally and externally. To us, this position of responsibility is an extension of our Company’s strong moral center and sense of purpose. The most pervasive manifestation of our code is the Spirit of Wipro, binding together our employees, customers, shareholders, partners, and communities. Our holistic view on culture includes five tenets: Leading with purpose, supporting the well-being of our associates, sustaining our communities, building an inclusive workplace, and nurturing a mindset that helps us realize our bold ambitions. Inclusion is a way of life at Wipro. We strive to create and sustain a culture that encourages authenticity and offers a safe space for all 250,000+ of our employees. Thanks to our sustained efforts, gender diversity at senior leadership levels has seen a three-fold increase and has gone up to 17% at present. In the US, the Disability Alliance Network, an employee resource group, is accelerating our inclusion efforts and building welcoming spaces for all our associates. Last year, we observed Transgender Awareness Week and Transgender Day of Visibility. As with our people, at Wipro, we believe that engagement with social and environmental issues must be deep, meaningful, and a long-term commitment. With weather cycles continuing to upset predictable patterns across the world, climate change becomes a more urgent issue every day. As a result of our decade-plus commitment to battling the challenge, our ESG programs are central to what we do as a business today. Our track record and expertise in sustainability solutions have opened up new avenues for us in Consulting, Cloud, ESG Analytics and Reporting; we expect significant traction on this front in the next two years. Multiple initiatives are taking us closer to our stated goal of Net Zero GHG emissions by 2040. In the past year, we overshot our targets of reducing Scope 1, 2 and 3 emissions. Sixty percent of our owned facilities now use renewable energy. Our annual business travel is down to 305 million km, against a goal of 595 million km. We will continue to invest in solutions and behavioral change to reach our targets even as travel rebounds and office occupancy increases. Our efforts were recognized by the DJSI (World) for the 13th consecutive time; we were also rated ‘Gold’ in the EcoVadis rating framework and included in CDP’s A list of 200 global companies with demonstrated climate leadership. Through the Wipro Foundation, we continue to augment our work in education, healthcare, and urban ecology in India. Outside of India, we launched a recalibrated grants program, driven largely by the local chapter and leadership in six geographies around the world. In closing, let me express my deep gratitude to our clients, partners, employees, and other stakeholders who have placed their trust and confidence in us. I am very excited and committed to the transformation journey we are driving and confident that we will come out stronger as we scale new heights. Thank you Rishad A. Premji Chairman

CEO’s Letter to Stakeholders. By most accounts, we closed FY23 at a significantly improved place. We are stronger operationally, and taking a more futuristic approach to solutions. We have the growth mindset, and the right organizational structure and talent – giving us the resiliency for long-term success. Dear Stakeholders, Thank you for the trust and confidence you have placed in Wipro. As we reflect on the past year, I am both grateful and proud of what we have achieved. As you may know, in November 2020, we launched one of the largest transformations in Wipro’s history. While undergoing this deep business, operations, and culture transformation, we continued to deliver strong and sustainable financial outcomes. RESILIENCE, AND TRANSFORMATION Our revenues grew from $8 billion to $11.2 billion during this period of evolution, marking a second straight year of double-digit growth. In fact, we closed FY23 with two consecutive quarters of record bookings, despite a gradually softening business environment. Our focus has been on building an agile, high-performance, customer-centric culture, one that incentivizes delivering outstanding solutions and customer experience. As a result, in the past year, Wipro has won larger and more complex deals, and we are increasingly becoming the preferred long-term partner for clients’ transformation needs. This is a reflection of our clients’ confidence in our capabilities, culture, and delivery. It’s also a result of the strategic investments we have made in high-growth areas such as Cloud, Data and AI, Cybersecurity, and Engineering. To stay ahead in the Generative AI space, we scaled our AI Center of Excellence, partnered with several leading GenAI providers and academia for research and development, and invested in AI pilots to build our own foundational models. We made significant investments in talent, both organically and inorganically. In addition to leadership changes, we hired 22,000 Next-Gen Associates last year (or freshers, as we called them in the past), the highest addition for a single year.

Simultaneously, our operating model evolved to better serve our fast-growing business. This model–of four Global Business Lines and four Strategic Market Units–is designed to streamline the way we go to market, and deepen our alignment to clients’ strategic priorities. It also simplifies how we orchestrate internally and across our ecosystem to deliver for clients. FY23: A YEAR OF STRONG BOOKINGS AND DOUBLE-DIGIT REVENUE GROWTH For the full year, we reported revenues of $11.2 billion, which represents an 11.5% growth in constant currency terms, and an addition of $800 million in revenues for the year. Order bookings in Total Contract Value terms grew 28% YoY; we finished the year with two consecutive quarters of bookings of over $4.1 billion each. We signed 55 large deals with a total contract value of $3.9 billion, growing 66.5% YoY. Our IT services operating profits were at their highest ever, in absolute terms. Bookings TCV with Hypergrowth Partners in FY23 continued to be strong. Overall, in last three years, the share of partner bookings as a percentage of our total bookings rose from 25% to 44% in FY23. We had a robust cash conversion of 110.8 billion, which is 114.9% of net income. We also announced a share buyback in April 2023, with the aim of delivering consistent returns to you, our shareholders. This buyback, of 120 billion, is the biggest ever buyback offered in Wipro’s history. RESPONSIBLE BUSINESS, ALWAYS Our accomplishments are not merely measured in numbers or financial metrics. They are reflected in the lives we have touched, the communities we have empowered, and the positive change we have fostered. The impact of our technologies, solutions, and social initiatives extends far beyond the walls of our Company. It resonates in the lives of individuals who work with us, and in the advancement of the societies we do business in. We are committed the growth and success of the 250,000+ colleagues at Wipro, including our Next-Generation Associates. We continue to make aggressive investments in upskilling and reskilling, so that Wiproites can deliver the value our clients expect from us, and build successful careers with Wipro. Last year we deployed 50,000 courses to help our people upskill in high-demand areas. We continue to invest in programs, technologies, and processes to enhance employee experience, across the entire career cycle. Keeping with our values of integrity and ethics, Wipro has continued to act as a responsible business. Our commitment to the environment, and to reducing our carbon footprint remains unchanged. ACCELERATING RESILIENCE By most accounts, we closed FY23 at a significantly improved place. We are stronger operationally, and taking a more futuristic approach to solutions. We have the growth mindset, and the right organizational structure and talent-giving us the resiliency for long-term success. I would like to thank all our employees across the globe who show up every day with passion and commitment. While we take pride in our achievements, we also remain grounded and humble, mindful of the challenges that lie ahead. The technology landscape is evolving fast, demanding a deep commitment to innovation and adaptation. We will continue to embrace change with an open mind, seeking out new opportunities for investment, and embracing emerging technologies that will shape the future. Thank you for being a part of our remarkable story. Thierry Delaporte Chief Executive Officer and Managing Director

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Board of Directors. GOVERNANCE FRAMEWORK Our Corporate Governance philosophy is put into practice at Wipro through four functional layers. GOVERNANCE • Audit, Risk and Compliance Committee, which also acts as Risk Management Committee By Committees • Nomination and Remuneration By of Board Committee, which also acts as Shareholders CSR Committee of Directors • Administrative, Shareholders and Investors Grievance Committee (Stakeholders Relationship Committee) By the Board • Risk Management of Directors By the • Spirit of Wipro Management • Code of Business conduct Process • Compliance Framework • The ombuds process BOARD COMPOSITION 1 NON-INDEPENDENT, 2 EXECUTIVE NON-EXECUTIVE DIRECTOR DIRECTORS 6 INDEPENDENT DIRECTORS BOARD DEMOGRAPHICS Top Row (L to R) Audit, Risk and Compliance Committee Board age profile Board gender diversity Board nationality Dr. Patrick J. Ennis Patrick Dupuis Ireena Vittal Thierry Delaporte Deepak M. Satwalekar (also acts as Risk Management Committee) Independent Director Independent Director Lead Independent Director Chief Executive Officer Independent Director 45% 22% 33% 56% Nomination and Remuneration Committee M M M C & Managing Director C C M (also acts as CSR Committee) Administrative and Shareholders/ Investors Grievance Committee 33% 67% 44% Bottom Row (L to R) (Stakeholders Relationship Committee) Päivi Rekonen Azim H. Premji Rishad A. Premji Tulsi Naidu 35-55 years Female Foreign nationals Independent Director Founder Chairman Executive Chairman Independent Director 56-70 years Male Indian M M M * C—Chairperson M—Member >70 years *effective April 1, 2023 20 Ambitions Realized. Integrated Annual Report 2022-23 21

Reporting Context Our Capabilities Governance and Leadership Performance Overview Value Creation for Stakeholders Statutory Reports and Financial Statements Wipro Executive Board. Thierry Delaporte Srini Pallia Suzanne Dann Jo Debecker Nagendra P. Bandaru Stephanie Trautman Chief Executive Officer CEO – Americas 1 CEO – Americas 2 Managing Partner – Managing Partner – Chief Growth Officer & Managing Director Wipro FullStride Cloud Wipro Enterprise Futuring Pierre Bruno Anis Chenchah Amit Choudhary Jatin Dalal Saurabh Govil CEO – Europe CEO – APMEA Chief Operating Officer Chief Financial Officer Chief Human Resources Officer 22 Ambitions Realized. Integrated Annual Report 2022-23 23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Financial Performance. IT Services Revenue IT Services Operating Margin1 Gross Utilization ($ mn) (%) (%) 8,137 10,356 11,160 20.3 17.7 15.7 75.7 76.8 72.8 FY21 FY22 FY23 FY21 FY22 FY23 FY21 FY22 FY23 Net Income to Turnover2 Free Cash Flow to Net Income3 Number of $100 Mn+ customers (%) (%) 17.3 15.4 12.5 118.5 74.7 102.3 11 19 19 FY21 FY22 FY23 FY21 FY22 FY23 FY21 FY22 FY23 Notes 1. IT services operating margin refers to segment results total as reflected in IFRS financials 2. Net Income has been considered after adjusting for profit attributable to non-controlling interest (minority interest) 3. Free cash flow to net income is computed as operating cash flow less net capital expenditure by Net income Ambitions Realized. 24

Value Creation for Stakeholders Statutory Reports and Financial Statements (Figures in ‘ million based on IFRS consolidated financial statements, except otherwise stated) Financial Performance FY21 FY22 FY23 Revenue1 622,425 795,289 909,348 Profit before Depreciation, Amortization, Interest and Tax 150,709 171,197 173,008 Depreciation and Amortization 27,656 30,911 33,402 Profit before Interest and Tax 123,053 140,286 139,606 Profit before Tax 139,007 151,275 147,657 Tax 30,345 28,946 33,992 Profit after Tax-Attributable to equity holders 107,946 122,191 113,500 Per Share Data Earnings Per Share-Basic (‘) 19.11 22.35 20.73 Earnings Per Share-Diluted (‘) 19.07 22.29 20.68 Financial Position Share Capital 10,958 10,964 10,976 Net Worth 554,593 658,673 781,753 Gross cash (A) 345,500 345,491 401,112 Total Debt (B) 83,332 151,696 150,093 Net Cash (A-B) 262,168 193,795 251,019 Property, Plant and Equipment (C) 85,192 90,898 88,659 Intangible Assets (D) 13,085 43,555 43,045 Property, Plant and Equipment and Intangible Assets (C+D) 98,277 134,453 131,704 Goodwill 139,127 246,989 307,970 Net Current Assets 293,146 312,423 393,343 Capital Employed2 637,925 810,369 931,846 Shareholding Related Number of Shareholders3 818,539 1,934,986 2,691,329 Market Price Per Share (‘)4 414.2 591.9 365.3 Notes 1. Revenue is aggregate revenue for the purpose of segment reporting including the impact of exchange rate fluctuations 2. Capital employed is computed as addition of Net Worth and Total Debts 3. Number of shareholders (as at March 31st of respective years) represents holders of equity shares and does not include holders of ADRs 4. Market price of shares is based on closing price in NSE as on March 31st of respective years Integrated Annual Report 2022-23 2

Reporting Context Our Capabilities Governance and Leadership Performance Overview Rewards and Recognitions. RECOGNITIONS Placed in the LEADERSHIP category Wipro has been recognized as the Wipro is ranked among Top 50 in the Indian Corporate Governance Champions of Inclusion in the 2022 India’s Best Companies to Work assessment that IIAS undertook as Most Inclusive Companies Index and For 2022, and named as one of of December 31, 2022, for the 5th has been Exemplar of Inclusion India’s Best Employers among consecutive year. for three years in a row by the Nation-Builders 2022 by the Avtar & Seramount Most Inclusive GPTW institute. Companies Index. Wipro has been included in the Wipro has been selected as Dow Jones Wipro earned the Gold Employer title Bloomberg Gender-Equality Index Sustainability World Index (DJSI) as per India Workplace Equality Index (GEI) for the fourth consecutive year. Member for the 13th consecutive year. (IWEI) for LGBT+ inclusion in 2022. Awarded a Certificate of Recognition Wipro has been recognized as at the 22nd National Awards for Investors in Diversity in Ireland. The Excellence in Corporate Governance prestigious Irish Center for Diversity by the Institute of Company awarded Wipro, based on our Wipro has been recognized as one Secretaries of India (ICSI), for Inclusion and Diversity (I&D) policies, of the Best Places to Work for promoting and adopting a culture of effective employee communication LGBTQ+ Equality in the Corporate good governance. of those policies, and meticulous I&D Equality Index 2022 by the Human training for all leaders. Rights Campaign Foundation. Top Wipro has been recognized by the Employers Institute as a 2023 Top Wipro has been certified Employer in 11 countries across the as a Great Place to Work Americas, Europe and Asia Pacific; (GPTW) in India for 2022 ranking among the top three employers and 2023. in five countries. Wipro has been featured in the 100 Best Companies for Women in India for four years in a row by Avtar & Seramount Best Companies for Women in India (BCWI) list. 11 Wipro has been recognized as countries the winner of 2022 Community Business Award for Building Disability Confidence in India. 26 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements RECOGNITION BY ANALYSTS Wipro was recognized as a Leader Wipro was recognized as a Leader in Wipro was recognized as a Leader in in the 2023 Gartner® Magic the 2022 Gartner® Magic Quadrant™ the 2023 Gartner® Magic Quadrant™ Quadrant™ for Outsourced Digital for Managed Network Services. for Finance and Accounting Workplace Services. Business Process Outsourcing. Wipro was named as a Leader Wipro was positioned as a Leader in Wipro was positioned as a Leader in IDC MarketScape: Worldwide IDC MarketScape: EMEA Industrial in ISG Provider Lens™–AWS Intelligent Automation Services Internet of Things Service Ecosystem Partners 2022 - 2022 Vendor Assessment (Doc # Providers for Oil and Gas Companies Germany, US. US48061422, May 2022). 2022 Vendor Assessment (Doc # EUR147586921 October 2022). Wipro was positioned as a Leader Wipro was recognized as a Leader Wipro was rated as a Leader in in ISG Provider Lens™–Digital in Everest Group’s IT Security Avasant Oracle Cloud ERP Services Business Enablement and ESG Services PEAK Matrix® Assessment RadarView™ 2022–2023. Services 2022-UK, US. 2022–North America and Europe. Wipro was recognized as a Market Leader–Horizon 3 category in HFS Horizons: Metaverse Services Providers 2023 (the highest category). Source Gartner, Magic Quadrant for Outsourced Digital Gartner does not endorse any vendor, with respect to this research, including any Workplace Services, Daniel Barros et al., 13 Mar product or service depicted in its research warranties of merchantability or fitness for a 2023 publications, and does not advise technology particular purpose. users to select only those vendors with the Gartner, Magic Quadrant for Managed Network highest ratings or other designation. Gartner GARTNER and MAGIC QUADRANT is a Services, Ted Corbett et al., 5 Dec 2022 research publications consist of the opinions of trademark and service marks of Gartner, Inc. Gartner’s research organization and should not and/or its affiliates and are used herein with Gartner, Magic Quadrant for Finance and permission. Accounting Business Process Outsourcing, be construed as statements of fact. Gartner Sanjay Champaneri et al., 10 May 2023 disclaims all warranties, expressed or implied, Integrated Annual Report 2022-23 27

Reporting Context Our Capabilities Governance and Leadership Performance Overview Management Discussion and Analysis. INDUSTRY OVERVIEW IT Services Global economic activity experienced a sharper-than-expected slowdown in the fiscal year 2023. With central banks raising interest rates and food and energy prices coming down, global inflation is gradually subsiding. This has resulted in marginal improvement in business and household buying power. The near-term outlook remains highly uncertain with downside risks from the unpredictable course of the geopolitical conflict in Europe, continued impact from tighter monetary policy, inflation and recession fears, pressures in global energy markets reappearing, and financial market volatility. Rapid tightening of fiscal policies has exposed vulnerabilities both among banks made by clients in cost optimization, operational excellence, and non-bank financial institutions, with fluctuations in digital transformation, vendor consolidation, productivity financial conditions due to shifts in market sentiment. improvement, customer experience programs, innovation This may result in slowdown in demand in certain markets in products and services, talent management, future of and lead to delayed decision making. workplace and workforce, and environmental, social, and governance initiatives. Technology spending is forecasted to increase with enterprises investing in value-driven transformation According to the Strategic Review 2023 published by focused on areas like cloud transformation, automation, NASSCOM (“NASSCOM Report”), revenue for the Indian integration of AI, data analytics and cyber security as IT services’ sector is expected to witness growth of 8.3% their top priorities. The demand for digital transformation year-on-year in fiscal year 2023, led by IT modernization and infrastructure modernization will continue to drive including application modernization, cloud migration growth for the industry with accelerated adoption and platformization. Digital revenues are estimated to of digital and emerging technologies, such as next account for 32%-34% of total industry revenue, growing generation AI, augmented reality (“AR”), virtual reality at 16% annually in fiscal year 2023. IT services contracts (“VR”), extended reality, web3 and metaverse, 5G will include a significant digital component, led by digital and edge, cyber and bio convergence. While emerging transformation, cloudification, platform engineering, AI, technologies will disrupt industries, they will also pose building software-as-a-service (“SaaS”) enabled products new risks in the areas of data privacy, surveillance and associated consulting services. and ownership. According to the NASSCOM Report, next-generation Global IT service providers are equipped to support technologies, such as sensor technology, smart robots, enterprises across various industries to overcome the autonomous driving, computer vision, deep learning, current challenges, with a wide range of offerings in autonomous analytics, AR/VR, sustainability technology, software development, digital transformation, IT business edge computing, distributed ledger, spacetech and 5G/6G solutions and consulting, research and development, are expected to witness twice the average growth in fiscal technology infrastructure and business process services. year 2023. The IT services industry is expected to accelerate and The NASSCOM Report estimates that revenue for the drive decisions in fiscal year 2024 based on investments engineering services sector will grow 11% year-on-year, Ambitions Realized. 28

Value Creation for Stakeholders Statutory Reports and Financial Statements Focus on ESG parameters will continue to ISRE be a driver for differentiation. Clients expect The GoI is accelerating digitalization initiatives, with providers to not only meet the global standards increased IT spending driven by the its Digital India initiative, on ESG, but also help the client make progress focused on citizen experience and digital inclusion. According to the NASSCOM Report, the GoI played a on their ESG goals across key focuses such prominent role as both adopter and enabler for technology as climate change, diversity and inclusion, adoption through various GoI initiatives like ‘Make in India’ corporate governance and cybersecurity. and the ease of doing business, and Production Linked Incentive (“PLI”) schemes for foreign companies, as well as by reworking legacy labor laws and agricultural policies. reaching $41 billion in fiscal year 2023, led by increasing softwarization of equipment and devices, ad cloudification, In fiscal year 2023, the GoI and Indian public sector next-generation connectivity solutions (e.g. Industrial IoT), enterprises are expected to spend $9.5 billion on technology autonomous tech, 5G, cloud engineering, EV technology with an increased focus on cloud, with the NASSCOM (e.g. electric batteries) and digital engineering (e.g. platform Report indicating an additional investment of $2-3 billion in engineering and device-as-a-service). cloud alone. Enterprises are prioritizing cost takeout and operational New-age technologies have been adopted across various excellence initiatives and are bearish on discretionary industries, and India’s central and state governments are spends. Significant opportunities exist as clients realign expected to invest $2-3 billion more in these technologies. vendor portfolios. Industry verticals such as Banking & Per the GoI budget for fiscal year 2023, as well as updates to Financial services, Hi-tech, and Retail & Consumer are India’s data protection laws, the GoI continues to encourage showing signs of caution in their technology spending in investment in data centers with the intent to make India response to financial market instabilities, cost pressures, a data center hub. Given the consolidation of trends and lingering inflation, and weak consumer spending. Telecom customer needs in the IT Services segment and ISRE clients are expected to prioritize monetizing their 5G segment, effective as of April 1, 2023, we will be merging the investments while verticals such as Healthcare, Utilities, ISRE segment with the IT Services segment. Automotive are expected to be the bright spots and stay resilient. Focus on ESG parameters will continue to be a driver for differentiation. Clients expect providers to not only meet the global standards on ESG, but also help the client make progress on their ESG goals across key focuses such as climate change, diversity and inclusion, corporate governance and cybersecurity. IT Products According to the NASSCOM Report, India’s domestic market for hardware is estimated to be $17.4 billion in fiscal year 2023, compared to $16.6 billion in fiscal year 2022, and overall revenue for the hardware industry is expected to be $17.8 billion in fiscal year 2023, compared to $17 billion in fiscal year 2022. The growth is expected to be driven by computer hardware and peripherals due to remote work, online learning, rise of e-commerce, and government initiatives that increase digital and internet connectivity. The Indian domestic hardware market will continue to grow due to the demand for remote networking infrastructures. Integrated Annual Report 2022-23 29

Reporting Context Our Capabilities Governance and Leadership Performance Overview BUSINESS OVERVIEW We aspire to be a ‘value orchestrator’ to our With over 75 years of innovation, Wipro is a purpose- clients–an end-to-end digital transformation driven, global technology services and consulting firm with over 250,000 employees across six continents, helping partner that delivers personalized outcomes our customers, communities and planet thrive in the through holistic solutions. To achieve this, we digital world. proactively conceptualize, orchestrate and We are recognized globally for our strong commitment seamlessly deploy value by bringing together to sustainability. We nurture inclusivity as an intrinsic domain knowledge, technologies, partners and part of Wipro’s culture. Our deep resolve to improve the hyperscalers to solve complex problems for communities we live and work in, is appreciated by our customers, investors, analysts, and employees. our clients. We aspire to be a ‘value orchestrator’ to our clients – an end-to-end digital transformation partner that delivers This combined with operational excellence, automation, personalized outcomes through holistic solutions. To higher productivity and integration of consulting and achieve this, we proactively conceptualize, orchestrate technology practices strengthens our ability to deliver and seamlessly deploy value by bringing together domain industry solutions effectively and at scale. knowledge, technologies, partners and hyperscalers to solve complex problems for our clients. We are focused on building long-term relationships with customers and tightly aligned visions and outcomes Wipro’s holistic portfolio of capabilities and ability to structured through a highly governed and co-managed navigate vertically and horizontally across ecosystems engagement process. helps our clients achieve competitive advantage. Our focus is to maximize business outcomes by converging themes Our IT Services segment provides a range of IT and IT-across industry domains, products, services, and partners enabled services which include digital strategy advisory, as we develop and deliver tailored business solutions for customer-centric design, consulting, custom application our clients. design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and hardware and software design to leading enterprises worldwide. Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. Rather than sell standalone IT products, IT products act as a complement to our IT services offerings. Our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for SI engagements. Our ISRE segment consists of IT Services offerings to organizations owned or controlled by the GoI and/or any Indian State Governments. Our ISRE strategy focuses on consulting and digital engagements with ISRE Customers. Ambitions Realized. 30

Value Creation for Stakeholders Statutory Reports and Financial Statements STRATEGIC OVERVIEW 2 Strengthen clients and partnerships We have four anchors for our growth. First, our portfolio of Our vision is to: large clients; second, winning large deals; third, accelerating growth through our partnerships; and fourth, inorganic • Be a trusted partner to our clients in their growth through M&A and Wipro Ventures. transformation journey and enable them in We are accelerating growth by strongly aligning our achieving leadership in their respective industries; organization around our key customers. Each of them has a Global Account Executive (“GAE”)–a senior leader • Orchestrate value for our clients as part of their representing and taking the best of Wipro to the customer. transformation journey through sector focused GAEs are supported by a team of industry and technology ‘Business Solutions’, ‘Digital’ and ‘Technology’ specialists and delivery leaders for growing these accounts. capabilities, cutting edge innovation, leveraging our strategic ecosystem partnerships and our world We are significantly concentrating on large deal origination class talent; and and winning. We have invested in a specialized large deals team, composed of deal principals, financial and • Stay resolute in our commitment to the environment, commercial modelers, experienced consultants and societies and communities in which we live and work. program directors. In fiscal year 2023, our top five and top ten IT Services customers grew 11.8% and 12.3% year-on-year, respectively. It is our ambition to be the ‘orchestrator of choice’– where Our large deal total contract value (i.e. deals greater than we bring together entire ecosystems, technologies, or equal to $30 million in total contract value) in fiscal year partners, and hyperscalers to solve complex business and 2023 was at $3.9 billion, which grew 66.5% year-on-year. technology problems for our clients. We are co-investing, co-innovating, and co-creating with We aim to be a true global leader in our industry, one that hyperscalers and industry leading platform players such is fast-growing, dynamic, and innovative, is constantly as Amazon Web Services (“AWS”), Microsoft, Google, reinventing itself and is attracting the best talent from Salesforce, SAP and ServiceNow to drive leading-edge different industries. solutions. Some examples are our dedicated studios with partners like our @now studio with ServiceNow, Wipro-We realize our ambition through our strategy, which Google Cloud Innovation Arena in Bengaluru, Wipro AWS is defined in the context of five strategic priorities: Launch Pad co-innovation center in São Paulo, Brazil. Accelerate growth, strengthen clients and partnerships, Together with our partners, we are seeing great traction in lead with business solutions, building talent at scale and areas like cloud-led modernization, AI, machine learning operational excellence. (“ML”), industry and context-specific digital solutions and 1 cloud-native architectures. Accelerate growth–Focus and scale We are also bringing cutting-edge capabilities from We have prioritized specific sectors in the chosen the ecosystem to our clients through our investments geographies/markets, and we will accelerate efforts to through Wipro Ventures in early to mid-stage start-drive market leadership in these areas. ups building innovative enterprise solutions and our Americas and UK continue to be large and key focus academia partnerships. markets. Strong growth plans are driving our ambitions for As of March 31, 2023, Wipro Ventures manages 23 active Europe and APMEA. investments. In addition to direct equity investments in Our choice of sectors in a market is being driven by emerging startups, Wipro Ventures has invested in eight both market attractiveness and by Wipro’s competitive enterprise-focused venture funds: B Capital, Boldstart positioning and strengths. All SMUs and sectors grew during Ventures, Glilot Capital Partners, Nexus Venture Partners, fiscal year 2023. Sorenson Ventures, SYN Ventures, TLV Partners and WorkBench Ventures. Integrated Annual Report 2022-23 31

Mergers and acquisitions are an integral part of our business strategy because acquisitions help us leapfrog in strategic areas. Our goal is to fast-track capability building in emerging areas and accelerate our access and footprint in identified markets. With a strong post-merger integration focus, we are committed to driving synergies and effectively integrating acquisitions. In the last few quarters, we have closed several acquisitions in US, Europe, Latin America, Australia, and India, including our acquisitions of Rizing and CAS during fiscal year 2023. These have strengthened our local presence, enhanced our capabilities, and significantly improved our positioning in key markets and segments. We are also engaging our investments to drive a future-ready sales operating model with focused account segmentation, clear sales roles that drive impact and flying formation in deal pursuits that enables us to win and service our clients effectively. 3 Lead with business solutions We are dedicated to building and multiplying business solutions that solve business and technology problems for our clients. Wipro FullStride Cloud Services is an example where we bring together our portfolio of cloud offerings, talent, capabilities, and Cloud Studio assets under one umbrella to better orchestrate the cloud journey for our clients. We continue to make strategic investments in high-growth areas like data and AI, cyber security, and engineering. We are accelerating investments and increasing our focus on driving certain industry themes, such as cloud, Intelligence Everywhere, Net Zero goals, Industry 4.0, 5G and Edge computing and the metaverse developed through our integrated internal talent pool. We are taking our knowledge and applying our experience in ESG to help enterprises with their sustainability goals, strategies, impact compliance, disclosure/reporting, sustainable products/services and sustainable supply chains to optimize their transition to Net Zero and accelerate digital and sustainable transformation. Lastly, we have also identified and are investing in emerging areas that will drive the technology-driven opportunities in the coming decade through Lab45, Wipro’s Innovation lab. With a emphasis on areas like Talent Cloud, Brand of Trust, Autonomic systems, etc. Lab45 provides strategic guidance in futuristic technologies and develops technological solutions by scaling new and existing platforms such as our talent cloud platform, Topcoder, the ‘largest tech gig workforce’ of 1.5 M+ members and DICE ID, a blockchain enabled platform to help issue and verify tamper-proof credentials. We are also scaling our AI center of excellence and have partnered with leading generative AI providers and academia for research & development. We have invested in several AI pilot programs to build our own foundational models across areas like metaverse and digital marketing, Programming code and synthetic data, digital twin, simulation and testing, and enterprise knowledge and skill development. 4 Building talent at scale We have a contemporary and diverse senior leadership, including in our client-facing GAE roles. We have moved our leadership closer to clients. Our leadership team has a good mix of lateral hires, and internally promoted high-performing leaders. All through our organizational transformation, we have continued to reinforce the spirit and values of our Company. We have an ambitious program to hire the right talent with diverse backgrounds and skills covering deep domain, design, market making and technology expertise. We are growing our existing talent by upskilling and reskilling them in client relevant areas by investing on digital learning platforms that enable ‘anytime, anywhere’ learning, social and community learning, mentoring networks and talent champions. We are expanding Topcoder Talent Cloud to enable enterprises access to top talent across the world anytime and anywhere and, in turn, provide the talent with a world of options. We have created leadership development programs across business, technology and functions with dedicated mentors for succession planning, function rotation, for better business understanding and as rewards and recognition programs to recognize the efforts and value. We continue to invest in building world class talent in areas such as front-end, consulting, architects, domain, and cutting-edge technologies such as AI, data sciences, cybersecurity, engineering and niche areas such as Web3, 5G and quantum computing. For example, we have built a workforce of specialists in cyber security called ‘CyberSecurists’ who not only bring in cyber technical expertise but are subject-matter experts in industry leading vendor-solutions.

We are also working with our hyperscaler partners such as AWS, Microsoft, Google, Salesforce, SAP, ServiceNow to enable skilling through certifications and hands-on learning on their platforms. We are committed to significantly improving gender and ethnic diversity in our leadership ranks. In the last 24 months, we have increased the number of women leaders from 7.3% to 17.3%. We are relentlessly driving a cultural transformation to build an organization that is bold, that drives a high-performance mindset, and nurtures diverse ideas and teams. Our Five Habits fuel this transformation and provide the foundation for who we are, how we act and how we grow. We are elevating our employee experience to build belonging, connectedness and pride in being a part of Wipro, significantly reinforcing our ability to attract, nurture and retain diverse and best talent. 5 Operational excellence Our operating model is anchored in sectors and markets. Our four SMUs (Americas 1, Americas 2, Europe and APMEA) are primary axis for go-to-market strategy. The Americas 1 and Americas 2 SMUs are structured by sectors; and The Europe and APMEA SMUs are structured by countries, with dedicated focus on identified sectors. Our capabilities and offerings are currently under two GBLs: iDEAS, comprising of Integrated Digital, Engineering and Application Services; and iCORE, which is Infra Cloud, Operations, and Risk and Enterprise Cybersecurity. However, effective April 1, 2023, we now organize our capabilities across four new GBLs. The four GBLs will deepen alignment to clients’ evolving business needs and capitalize on emerging opportunities in high-growth segments of the market. The new model reflects our Company’s continued pivot toward strategic bet areas and its focus on leveraging the power of ‘One Wipro’ to deliver on clients’ entire spectrum of business and technology transformation goals. This will accelerate speed-to-market, streamline decision making, and allow us to channel investments more effectively and efficiently. Our capabilities are classified under four new GBLs. Wipro FullStride Cloud Brings our entire suite of cloud capabilities under a fully integrated, full stack offering creating an end-to-end cloud services delivery engine; Wipro Enterprise Futuring Offers clients forward-looking solutions for large-scale enterprise transformation by bringing together intelligent insights, enterprise data and applications platform, digital operations and cybersecurity risk services and leveraging advanced technologies such as AI, AR/VR; Wipro Engineering Edge Expands our capabilities and services in emerging technologies such as cloud, 5G, Industry 4.0, IoT, Silicon Design, embedded systems, data and AI platforms. Wipro Consulting Brings together Capco, Designit and Wipro’s domain and consulting business under a global line, driving enhanced experience sharing. This enables focused growth, combines global expertise with local geography-focus in building capabilities, and ensures dedicated sales presence, led by proximity to clients. We are centering our efforts on driving operational excellence to harness our new operating model. A key element of our simplified operating model is about driving delivery excellence. Core to this is our focus on workforce transformation, program management and the new ways of working enabled by our “4M” framework of Model, Method, Machinery and Mindset. ‘Model’ is about driving global, distributed and boundary-less ways of working; ‘Method’ is about agile and no-shore services; ‘Machinery’ is about leveraging our AI and automation assets; and ‘Mindset’ is about problem discovery, customer intimacy and constant learning.

Value Creation Model. Resources Utilized (KPIs for inputs) Value Impacted (Output KPIs) Outcome for our Stakeholders $11.2 billion ‘114 billion FINANCIAL Our Value Creation Process IT services revenue Profit after tax Employees Customers ‘782 billion ‘150 billion Our Values 15.8% 66% • Investment in training and • New technologies and • Customers value Wipro’s • New innovations generate Return on net worth Economic interest development programs automation enable employees economic interest with incremental revenue Net worth Debt Our values encapsulate our such as COBC, Ombuds, to enhance productivity and philanthropy for customers, driving pledged for philanthropy spirit. It de?nes and makes up and Unconscious bias develop innovative solutions business growth our character. enhance employee awareness and provide opportunities to drive NATURAL 80,269 518 million litres continuous improvement • Partner for enabling clients’ • Revenue from existing Five Habits Tonnes CO e Water recycled Net Zero transitions through customers (IT Services Being respectful. emissions 2 avoided • Work environment integrating green • Volunteering opportunities across a comprehensive suite of low segment): 97.4% ‘1,595 million 113 million building and ecological sustainability locations enable engagement carbon products and services • Revenue from new customers Investment in kWh of renewable Being responsive. principles provide a healthy work • The TalentNext Program aims (IT Services segment): 2.6% green buildings energy Always communicating. $280 million 3 environment and avenues for at developing competencies in procurement Demonstrating stewardship. Natural Capital Of our campuses education and engagement emerging digital technologies, Impact have incorporated • Adoption of a hybrid working model covering approximately Building trust. biodiversity initiatives leading to a lower environmental 50,000 students footprint • Retention of customers through • Leading green building improvement in NPS and green IT initiatives HUMAN To Realize our Ambitions 11,497 36.4% help in Scope 3 emissions A true global leader in our Net employee Women in • Talent retention through holistic reduction for customers industry addition workforce employee well-being programs 16 million ‘535.3 billion A fast-growing dynamic and Hours of training Employee spends innovative company 1.7+ million and development TopCoder community strength Known for attracting top talent from different industries INTELLECTUAL An orchestrator delivering 2,000+ 1,312 Investors Suppliers & Partners Civil Society & Communities transformation for our clients Patents filed till date Patents granted $250 million ‘3,675 million 342 till date • Total payout to shareholder at 46.7% of the • Engagement with diverse supplier base CSR expenditure: • 301+ volunteering Fund to invest through R&D investments Trademark registered net income fosters growth and development Spend: ‘2,157 million events engaged Wipro Ventures • Earnings per share at ‘20.73 approximately 3,300 Our Business through 230+ partners employees, totaling Activities • Announced largest ever Buyback over 13,500 hours of ‘120 billion 230+ 572 bps • Presence in SOCIAL & RELATIONSHIP Accelerate growth focus and scale Community Increase in Customer • emission Engaged with reduction top 57 suppliers for 10 countries Strengthen clients and partnerships partners Net Promoter Score • Green procurement: Awarded Electronic ‘2,157 million 1,487 13.6% 3.8% • such Better as ratings CDP, DJSI, in investor-led EcoVadis, MSCI, platforms Tool Product (EPEAT) Environmental purchaser Assessment across • drives Wipro’s positive CSR arm social CSR expenditure Clients Drive our strategies Supplier MSME spend ensuring long-term value creation 5 categories-emission reduction of transformation diversity spend 3,873 tonnes CO2 equivalent through initiatives in Build talent at scale Education, Primary Healthcare, Disaster MANUFACTURED Operational excellence Flagship programs: Response, Ecology, • ‘WINDOV’ helps in global and and Cities & Public 31 National 184 International Lead with business solutions inclusive sourcing Spaces, impacting • ‘WISDOM’ identifies barriers 2 million people offices & 3 data offices & 2 data centers centers suppliers to increase spend with diverse Our ESG Commitments 34 Ambitions Realized. Integrated Annual Report 2022-23 35

Risk Management. Our Next-Gen Risk Management framework is based on globally recognized standards and industry best practices. It is designed to be dynamic and flexible to adapt to the changing business environment. The objective of the framework is to enable and support achievement of business objectives through risk-intelligent assessments, in addition to placing significant focus on the constant identification and mitigation of all categories of risks within the business, including emerging risks. GUIDING PILLARS The framework has been digitized, enabling businesses to take faster, informed and quality risk-based decisions and encourages a risk resilient culture. The framework is administered by the Audit, Risk and Compliance Committee of the Board and is supported by a multilayered risk governance structure across the enterprise.

RISK IDENTIFICATION AND MITIGATION Risks Legal, Regulatory and Compliance Risk The risk that arises from non-compliance to federal, state, local and foreign laws relating to various aspects of business operations that could lead to financial exposure and reputational risk to the organization. Information and Cybersecurity Risk Our dependency on information technology continues to increase with the leveraging of emerging technologies, cloud, artificial intelligence, and remote workforce. Therefore, the breadth and complexity of this digital ecosystem continues to grow, resulting in the increased risk of cybersecurity threats, security vulnerabilities and cybersecurity incidents. Such incidents could lead to business disruptions, impact to client service delivery, or unauthorized disclosure of sensitive information. Data Privacy Non-compliance to contractual and regulatory Data Privacy requirements can impose significant risk to organization. Financial Risk The risks such as taxation risks, foreign currency risk, credit risks arising from normal course of business. Talent & Culture Risk A highly motivated and skilled resources are a backbone of the organization. Effective and efficient people management helps business gain a competitive advantage. A risk that could arise if organizations fail to hire and manage resources appropriately. Employee Health and Safety Risk Providing a healthy and safe working environment will improve employee productivity, retention and avoid any reputation impact. It also helps business gain a competitive advantage. Mitigation Plan A program on statutory compliance is in place to track all applicable regulations, obligations and corresponding actions to ensure compliance. Our risk-based approach continuously monitors and responds to cyber risks through a layered cybersecurity management process, which includes: Established security policies, standards and procedures as part of the information security management system. Regularly assess and adjust security controls, processes to identify and mitigate cybersecurity risks. Established threat intelligence, security monitoring and an incident response process to detect and respond to cybersecurity threats and incidents. Continuous employee engagement to build a positive security culture and behavior. Continuous strengthening of global privacy program through continuous monitoring of country and regional regulations, revalidation of existing frameworks, policies and processes and ensuring applicability to customer contracts. Ongoing assessments and mitigation actions are in place for new requirements and existing controls. Strengthening of cross border data transfer procedures and controls with adequate Data Transfer/Data Processing agreements for clients and vendors. Privacy by design, privacy impact assessment and record of processing activities for all new data processing applications, processes, surveys or changes to the existing applications/processes prior to go live. Privacy by design education and frameworks related to Artificial intelligence. automated decision making and decentralized technologies. See ‘Investor returns → Assessment of Key Market Risks’ section. See ‘People Practices → Learning and Development’ section. See ‘People Practices → Physical Well-being’ section.

Service Delivery and Obligation Management Risk Delivery & Operational excellence is the foundation to any customer engagement. Delivering secure, compliant and resilient business solutions to meet customer requirements is necessary. It’s absence can lead to customer dissatisfaction and have financial implications. • Governance Tools for risk governance, contract management, obligation management and analytics. • Dynamic and integrated Risk Management framework to drive organization risk resilience. • Focus on large value deals to assess solution fitness and pro-active risk management. • Contract Assurance Managers in key accounts to ensure operational excellence. • Contract compliance programs with a focus on pro-active risk management and emerging risks. Strategic & Market Risk The risk of not being able to identify and quickly align our strategy to the dynamic market conditions and nuances can impact our growth, market share and profitability. • Robust strategy which involves adaptive planning, is execution focused and has a strong governance at a market, sector and offering level to review performance and realign our strategy with evolving market conditions. • The volatile macro environment has forced companies to drive operational excellence by leveraging technologies like Cloud, AI, Automation etc. We continue to invest significantly in these areas to support our clients. • We have realigned our operating model in to a 4 Global Business Lines to align with ‘how clients buy’ and are addressing our clients’ needs based on their specific sector and market context. Technology & Innovation Risk Our capability to invent new technology solutions while keeping pace with rapidly changing technology and service offering needs of clients. Failure to anticipate and swiftly respond to the technology evolution will result in loss of competitive edge, clients and revenue. To remain competitive in new areas, we are making strategic investment to build unmatched capabilities in new technologies, through reskilling, strategic hiring, research & development work and Intellectual Property creation by leveraging deep understanding of client needs across specific domains. Mergers & Acquisitions (M&A) integration Risk M&A being a key strategy for Wipro, the seamless and successful integration of acquired entities into the organization is a high priority. • Wipro’s Post Merger Integration (PMI) team constitutes of experts in M&A integration, program management and organizational change management. They drive all aspects of integration, including realization of synergies. • The PMI team integrates acquired entities people, processes and systems into Wipro and also ensures compliance to Wipro standards. • Our M&A integration platform enables real-time tracking of milestones, risk and compliances from Legal Close until the entity is fully integrated into Wipro standard processes and systems. Geopolitical Risk Geo-political uncertainties have been on the rise and need to be pro-actively identified and managed. They can impact employee safety and security, employee mobility and business operations. 38 • Wipro has a well-defined Country Risk Assessment Framework that has to be considered prior to engaging in a country. • Continuous monitoring of country risks is done by a dedicated team to ensure pro-active risk management. • Our strategy of increasing hiring of local talent in critical client geographies and strategic locations, ensures minimal impact to operations resulting from any protectionist policies by a country that impacts employee mobility. • Agreements with multiple reputed international risk consulting firms provide real-time information, security analysis, risk assessments, advice and forecasts for the timely detection of geopolitical risks and global security events. Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Risks Mitigation Plan Third Party/Supplier Risk • Comprehensive technical, financial and compliance assessment while on-boarding new suppliers. Our inability to identify and govern suppliers/partners • Ongoing compliance and performance monitoring of vendors and that provide products and services and have access to business continuity readiness reviews of critical vendors. privileged information, can lead to contractual, financial • Defined program and governance over defined countries and Tier 1 and regulatory risks. vendors. Business Resiliency Risk • Our Business Continuity Management System (BCMS) framework is The risk that arises if the organization fails to undertake aligned to ISO 22301:2019. advance planning, testing and effective execution • Pro-active business continuity plans prepared and tested across Delivery of critical processes, to ensure the ability to recover centers, Functions and accounts. and maintain business operations in the event of a • A crisis management structure exists globally that pro-actively manages disruption due to internal, third party, physical, natural and supports during crisis situations. circumstances, etc. Fraud and Anti Bribery and Anti Corruption • Wipro Code of Business Conduct, Zero Tolerance policy on integrity, (ABAC) Risk ABAC program, Fraud program, Financial Risk Management program, Vendor Management program and Ombuds program ensures a strong Integrity is of utmost priority for safeguarding market governance. confidence and building client trust. Non-compliance • On-going reviews by an independent team and governance by a cross to ABAC requirements or fraud instances can expose an functional council ensures direction and pro-active management organization to reputational and financial damage. of risks. Environmental, Social and Governance (ESG) Risk See ‘Environmental Sustainability’ section. ESG is the social compass of an organization and is used by conscious investors and clients for strategic partnerships. A low sustainability score will impact business growth and lead to financial and reputational impact. Emerging Risk • Wipro has a well defined Emerging risk mitigation program, wherein Risk of not being able to identify and respond to new and external and internal risks are pro-actively identified, assessed, treated evolving risk scenarios can catch an organization off- and reported. guard and lead to contractual and reputational impact. • The program is supported by an Emerging Risk Mitigation Council consisting of experts from Business and Functions that ensure the effective assessment and management of emerging risks. Generative AI (GenAI) Risk • A cross organizational GenAI taskforce assesses and helps pro-actively While Generative AI can provide significant benefits to identify and manage risk. an organization in terms of productivity enhancement • A Responsible Use, Deployment and Development of Generative AI policy and revenue generation, it also poses risks to privacy, is in place. cybersecurity, intellectual property, third-party and • There are ongoing training and awareness programs for employees client engagements, legal obligations and regulatory • An enterprise instance of Generative AI tools will allow safer use with compliance that need to be managed. enterprise and client data. Integrated Annual Report 2022-23 39

Reporting Context Our Capabilities Governance and Leadership Performance Overview Stakeholder Engagement. At Wipro, stakeholders play a significant role in our decision-making process and operations, Stakeholder Group and in helping us understand the social, environmental, and economic context we EMPLOYEES The core of the organization operate in. Building a symbiotic relationship with our stakeholders leads us to better outcomes. INVESTORS Our stakeholders include employees, investors, customers, and suppliers, and are identified based on factors such as impact, Gain diverse perspectives on business strategy influence, legitimacy, urgency, and diversity of perspectives. and performance In turn, stakeholder needs and expectations are considered while determining the organization’s materiality to ensure fair representation of key material topics. CUSTOMERS Helps in understanding their business needs and emerging trends SUPPLIERS Help in reducing risks from quality and disruption of services GOVERNMENT AND POLICY NETWORK THROUGH INDUSTRY ASSOCIATIONS Bring about systemic societal changes through legislation, policies, and directives CSR IMPLEMENTATION AGENCY AND CIVIL SOCIETY NETWORK Imperative for businesses to engage deeply with communities and society Ambitions Realized. 40

Value Creation for Stakeholders Statutory Reports and Financial Statements Engagement Mode and Frequency Topics of Engagement Outcomes • Blogs–Daily • Continuous learning Feedback and employee • 360-degree feedback–Annually • Work-life balance perception enhance and • Compensation and benefits improve people processes. • Health and safety • Diversity • Annual General Meeting • Corporate governance Communicate our strategy • Annual Report • Financial performance and performance • Labor and human rights • Attrition • Compliance • Strategic and operational reviews • Quality and timeliness of delivery Partnerships with • Customer meets • Impact on customer’s business goals customers helped in • Formal customer feedback meeting their present and surveys and emerging business information technology requirements • Regular operational reviews • Ease of doing business with Wipro across the Partnerships with • Supplier meets order-to-payment life cycle suppliers helped in • Vendor surveys • Ethical business conduct, and meeting diverse business social practices operations requirements • Planned meetings • Legislation policies on workplace inclusion Meaningful participation • Taskforces and steering • Labor and human rights and influencing policy committees of industry • India’s policies on climate change, energy directions for the larger network bodies efficiency, water, waste, and biodiversity, social good • Workshops including SDGs • The role of corporate social responsibility and taxation legislation in the countries we operate in • Periodic meetings with partners • Primary healthcare for rural communities Engagement on • Open meets with the community • Environment issues that affect systemic issues that • Partner newsletters disadvantaged communities are force multipliers • Education for disadvantaged children for social change and • Long-term rehabilitation for disaster- sustainable development affected areas Integrated Annual Report 2022-23 41

Reporting Context Our Capabilities Governance and Leadership Performance Overview Materiality Assessment. During the financial year, we engaged with an independent The engagement with internal stakeholders was carried third party to conduct Stakeholder Engagement and out through electronic surveys along with Focus Group Materiality Assessment. A total of 529 responses were Discussions (FGD) for Board members and the management. received, of which 33 were from external stakeholders such The external stakeholders were engaged through as suppliers, investors, and customers. The responses customized electronic surveys designed to gain an helped us understand the relevant material themes. understanding of topics that are material to them. THE APPROACH TO ACCESS MATERIAL TOPICS STEP 1 Identifying a universe of relevant ESG topics based on internal Identify stakeholders, peer review and benchmarking, sector scans, media reports, and material topics identified by SASB, MSCI, EcoVadis, and S&P Global’s CSA. STEP 2 Designing a methodology for stakeholder engagement that included Design the identification of a representative set of internal and external stakeholders and the creation of customized questionnaires to capture the stakeholders’ responses. STEP 3 Collect Data collection from internal and external stakeholders using surveys, along with FGDs for select stakeholders. STEP 4 Analyze Analyzing responses from stakeholders, determining weights for stakeholder groups, categorizing themes into sub-topics, and synthesizing them into a materiality matrix. 42 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements MATERIALITY MATRIX Cyber Security and Data Protection Ethical Governance and Customer Centricity Transparency Priorities Future-ready Workforce Responsible Supply Chain Innovation and Emerging Tech Community Impact Stakeholder Environmental Stewardship and Climate Action Top Priorities External Priority Issues Hidden Value Creators Monitoring Issues Hygiene Factors Core Issues Emerging issues Relevance to Business Key Insights from Stakeholder Responses • 83% of employees are concerned about sustainability • Wipro’s commitment to Net Zero and decarbonization and have made lifestyle changes to reduce their is one of the top five aspects that appeal the most carbon footprint to customers • 90% of investors are interested in knowing about • 90% of the suppliers are interested in collaborating Wipro’s efforts toward sustainability with Wipro on sustainability, while 60% of the • 20% of investors and 30% of employees agree with the suppliers believe that they can contribute to Wipro’s statement that “focusing on sustainability/ESG can sustainability ambitions adversely affect profitability and growth” • 100% of the customers who responded are well informed about sustainability and 33% agree with the statement that “focusing on sustainability/ESG can adversely affect profitability and growth” Integrated Annual Report 2022-23 43

Reporting Context Our Capabilities Governance and Leadership Performance Overview RELEVANT TOPICS UNDER MATERIALITY THEMES Ethical and Transparency Governance Future-ready Workforce Environmental Stewardship Responsible Supply Chain Corporate governance Talent attraction Climate action (mitigation) Supplier diversity and business ethics and retention and GHG emissions and resilience Tax policy Learning Climate risks and resilience-transparency and development physical and transition Risk management including Fair labor practices Green data centers business continuity and and Human Rights and campuses contingency planning Fair compensation Environmental sustainability and remuneration management, i.e., Energy, Waste, Stakeholder relationships and and Water engagements Inclusion and diversity Transparency in disclosures Responsible AI Measuring and managing impact/ accounting for externalities (Natural Capital valuation) Responsible policy and advocacy Innovation Tech and Emerging Data and Cyber Privacy Security Customer Centricity Community Impact R&D and Cyber security Customer satisfaction Social impact and community innovation and data protection and engagement engagement Protecting intellectual property rights Environment Social Governance Stakeholder groups Employees Investors Customers Suppliers Realized.44 Ambitions

Value Creation for Stakeholders Statutory Reports and Financial Statements Investor Returns. We have always strived to enhance shareholder value for our investors. Our Company’s policy has been to provide regular, stable and consistent distribution of return. Our Company’s policy of capital allocation includes payout of minimum 45%-50% of net income for period of trailing three years. There is no change in our philosophy on shareholder return. REVIEW OF FINANCIAL PERFORMANCE (B in mn, except earnings per share data) Notes Wipro Limited & Subsidiaries Year ended March 31 1. For segment reporting, we have YoY change included the impact of exchange rate FY22 FY23 fluctuations in revenue. Excluding the impact of exchange rate Revenue(1) 795,289 909,348 14.3% fluctuations, revenue, as reported in Cost of revenue (555,872) (645,446) 16.1% our statement of income, is C790,934 Gross profit 239,417 263,902 10.2% million and C904,876 million for the Selling and marketing expenses (54,935) (65,157) 18.6% years ended March 31, 2022 and 2023, respectively. General and administrative expenses (46,382) (59,139) 27.5% 2. Other operating income represents: Other operating income(2) 2,186 - (100.0)% For the year ended March 31, (0 5)% 2022, (a) C1,233 million towards Operating income 140,286 139,606 . change in fair value of callable units Profit attributable to equity holders 122,191 113,500 (7.1)% upon achievement of cumulative business targets pertaining to sale of our hosted data center services As a percentage of revenue: 953 million business, and (b) C Selling and marketing expenses 6.9% 7.2% 26bps towards gain from the sale of Wipro’s investment in Denim Group, which General and administrative expenses 5.8% 6.5% 67bps was accounted for using the equity Gross margins(3) 30.0% 29.0% (100)bps method. Operating margin(3) 17.6% 15.4% (224)bps 3. Gross margin and operating margin Earnings per share as a percentage of revenue have been calculated by including Other Basic 22.35 20.73 operating income with Revenue. Diluted 22.29 20.68 Integrated Annual Report 2022-23 45

Results 2023 and of 2022 operations for the years ended March 31, Revenue Our revenue increased by 14.3%. Our IT Services segment revenue increased by 14.8%. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of our acquisitions, ramp up of our new deal wins, including large deals, and depreciation of the Indian Rupee against foreign currencies, including the USD and Canadian Dollar. Revenue of the IT Products segment declined by 2.0%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling standalone IT products and our adoption of a more selective approach in bidding for SI engagements. Revenue of the ISRE segment declined by 20.2%, which was primarily due to the completion of certain large SI deals during the year ended March 31, 2022. Effective April 1, 2023, we will be once again merging ISRE segment with our IT Services segment, as we have aligned the sales strategy for GoI and/or ISRE customer to that of the larger IT services segment and shifted focus to our broader service offerings including digital transformation, cybersecurity, engineering services and consulting services. Further, the projects with longer gestation periods and higher balance sheet investments have since been significantly completed, closed or ramped down. As a result of our strategy with respect to SI projects, and increasing emphasis on consulting and digital engagements instead, our ISRE and IT Services segments now have similar sales cycles, billing and collection processes. Cost of revenues In absolute terms, cost of revenues increased by 16.1%, primarpily due to an increase in employee compensation due to the impact of salary increases, including promotions, and increase in headcount, including through acquisitions, Effective April 1, 2023, we will be once again merging ISRE segment with IT Services segment, as we have shifted focus to our broader service offerings including digital transformation, cybersecurity, engineering services and consulting services. incremental sub-contracting costs incurred to fulfil vacant positions, increase in travel expenses as travel restrictions related to COVID-19 eased and increase in software license expenses. Selling and marketing expenses Our selling and marketing expenses as a percentage of total revenue increased from 6.9% for the year ended March 31, 2022 to 7.2% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses increased by 18.6%, primarily because of the increase in employee compensation due to the impact of salary increases, including promotions, and increase in sales headcount, incremental amortization of intangibles recognized on acquisitions consummated during the year ended March 31, 2022 and 2023, increase in travel expenses as client return to offices, and increase in marketing and brand building expenses. General and administrative expenses Our general and administrative expenses as a percentage of revenue increased from 5.8% for the year ended March 31, 2022 to 6.5% for the year ended March 31, 2023. In absolute terms, general and administrative expenses increased by 27.5%, primarily due to the increase in employee compensation due to the impact of salary increases, including promotions, and increase in travel expenses as COVID-19 related travel restrictions were eased and increase in facility expenses as an increased number of employees return to office. These increases have been partially offset by the decrease in recruitment fees for the year ended March 31, 2023 as compared to the year ended March 31, 2022. Operating income As a result of the foregoing factors, our operating income decreased marginally by 0.5%, from B140,286 million for the year ended March 31, 2022 to B139,606 million for the year ended March 31, 2023, and our results from operating activities as a percentage of revenue (operating margin) decreased by 224bps from 17.6% to 15.4%. Finance expenses Our finance expenses increased from B5,325 million for the year ended March 31, 2022 to B10,077 million for the year ended March 31, 2023. The increase in interest rates and incremental borrowings during the year ended March 31, 2023 primarily resulted in higher expenses.

Finance and other income Our finance and other income increased from B16,257 million for the year ended March 31, 2022 to B18,185 million for the year ended March 31, 2023. The increase is primarily due to increase in interest income by C3,775 million during the year ended March 31, 2023 compared to the year ended March 31, 2022. Income taxes Our income taxes increased by B5,046 million from B28,946 million for the year ended March 31, 2022 to B33,992 million for the year ended March 31, 2023. Our effective tax rate has increased from 19.1% for the year ended March 31, 2022 to 23.0% for the year ended March 31, 2023. This increase is primarily due to tax provisions reversed pertaining to certain audit closures for the past years in fiscal 2022. Profit attributable to equity holders As a result of the foregoing factors, our profit attributable to equity holders decreased by B8,691 million or 7.1%, from B122,191 million for the year ended March 31, 2022 to B113,500 million for the year ended March 31, 2023. ANALYSIS OF REVENUE AND RESULTS BY SEGMENT IT Services ( in mn) Year ended March 31 YoY change FY22 FY23 Revenue(1) 781,824 897,478 14.8% Cost of revenue (543,425) (632,969) 16.5% Gross profit 238,299 264,509 11.0% Selling and marketing expenses (54,688) (64,372) 17.7% General and administrative expenses (46,819) (59,354) 26.8% Other operating income 2,186 (100.0)% Segment results(2) 139,078 140,783 1.2% As a percentage of revenue: Selling and marketing expenses 7.0% 7.2% 18bps General and administrative expenses 6.0% 6.6% 62bps Gross margins(3) 30.4% 29.5% (94)bps Segment results(3) 17.7% 15.7% (205)bps Notes 1. For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to C4,355 million and C4,474 million for the years ended March 31, 2022 and 2023, respectively, in revenue. 2. For the year ended March 31, 2022, includes other operating income of C1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and C953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method. 3. Gross margin and segment results as a percentage of revenue have been calculated by including Other operating income with Segment Revenue. ended IT Services March results 31, 2023 of operations and 2022 for the years IT Services results of operations for the years ended March 31, 2023 and 2022 The IT Services segment revenue increased by 14.8% for the year ended March 31, 2023 compared to our revenue for the year ended March 31, 2022. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of acquisitions, ramp up of our new deal wins, including large deals, and depreciation of the Indian Rupee against foreign currencies, including the USD and Canadian Dollar. Our acquisitions consummated during the year ended March 31, 2023 contributed revenues of B19,184 million. Our gross profit as a percentage of our revenue from our IT Services segment decreased by 94bps, primarily due to the increase in employee compensation costs by B74,295 million due to the impact of salary increases, including promotions, and increase in headcount, including through our acquisitions, incremental subcontracting costs of B6,073 million, increase in travel expenses by B3,232 million as COVID-19 travel restrictions were eased and the increase in software license costs for internal use by B4,074 million.

In absolute terms, selling and marketing expenses increased by B9,684 million primarily because of increase in employee compensation costs by B4,860 million due to the impact of salary increases, including promotions, and increase in sales headcount, incremental amortization of intangibles of B1,786 million recognized on acquisitions consummated during the year ended March 31, 2022 and 2023, increase in travel expenses by B1,278 million as clients returned to offices and increase in marketing and brand building expenses by B946 million. General and administrative expenses as a percentage of revenue from our IT Services segment increased from 6.0% for the year ended March 31, 2022 to 6.6% for the year ended March 31, 2023. In absolute terms, general and administrative expenses increased by B12,535 million, primarily due to an increase in employee compensation costs by B7,772 million due to the impact of salary increases, including promotions, and increase in travel expenses by B2,577 million as COVID-19 related travel restrictions were eased and increase in facility expenses by B3,910 million as an increased number of employees return to office. These increases have been partially offset by the decrease in recruitment fees by B1,546 million. As a result of the above, segment results as a percentage of our revenue from our IT Services segment decreased by 205bps, from 17.7% to 15.7%. In absolute terms, the segment results of our IT Services segment increased marginally by 1.2%. Strategic market-wise performance mix Sector-wise performance

Value Creation for Stakeholders Statutory Reports and Financial Statements Customer size distribution for IT services Number of clients in year ended March 31 FY22 2023-22 >$100M 19 19 >$50M 50 53 >$10M 194 208 >$5M 297 311 >$1M 679 750 Guided outlook versus actuals ($ in mn) Guidance Achievement Reported Quarter ending in guided currency currency revenue 31 Mar 23 2,785-2,831 2,785.4 2,823.0 31 Dec 22 2,811-2,853 2,815.7 2,803.5 30 Sept 22 2,817-2,872 2,848.2 2,797.7 30Jun 22 2,748-2,803 2,779.4 2,735.5 31 Mar 22 2,692-2,745 2,720.4 2,721.7 31 Dec 21 2,631-2,683 2,656.9 2,639.7 30 Sept 21 2,535-2,583 2,611.0 2,580.0 30 Jun 21 2,324-2,367 2,410.0 2,414.5 Performance against guidance Historically, we have followed a practice of providing constant currency revenue guidance for our largest business segment, namely, IT Services in dollar terms. The guidance is provided at the release of every quarterly earnings when revenue outlook for the succeeding quarter is shared. The following table presents the performance of IT Services Revenue against outlook previously communicated for the past six quarters. Our revenue performance has been outperformed in first two quarters and has been within the guidance range in last two quarters of fiscal year 2022 and all quarters of fiscal year 2023. IT Products (B mn) Year ended March 31 FY22 FY23 Revenue(1) 6,173 6,047 Cost of revenue (6,279) (6,262) Gross profit (106) (215) Selling and marketing expenses (104) (124) General and administrative expenses 325 163 Segment results 115 (176) As a percentage of revenue: Selling and marketing expenses 1.7% 2.1% General and administrative expenses (5.3)% (2.7)% Gross margins (1.7)% (3.6)% Segment results 1.9% (2.9)% Notes 1. For the purpose of segment reporting, we include the impact of exchange rate fluctuations, which was `Nil for each of the years ended March 31, 2022 and 2023, respectively, in revenue. Performance Our revenue from the IT Products segment decreased by 2.0% in the year ended March 31, 2023 compared to our revenue in the year ended March 31, 2022. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling Integrated Annual Report 2022-23 standalone IT products, and our adoption of a more selective approach in bidding for SI engagements. Our gross profit as a percentage of our IT Products segment revenue decreased by 184bps. In absolute terms, gross profit decreased by B109 million primarily due to decrease in revenue. 49

Reporting Context Our Capabilities Governance and Leadership Performance Overview Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 1.7% for the year ended March 31, 2022 to 2.1% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses increased by B20 million. General and administrative expenses as a percentage of revenue from our IT Products segment increased from (5.3)% for the year ended March 31, 2022 to (2.7)% for the year ended March 31, 2023. In absolute terms, credit in general and administrative expenses decreased by B162 million primarily due to higher write-back in lifetime expected credit loss during the year ended March 31, 2022, which was due to collection of overdue accounts receivable. As a result of the above, segment results as a percentage of our revenue from our IT Products segment decreased by 477bps, from 1.9% to (2.9)%. In absolute terms, the segment results of our IT products segment decreased by B291 million. ISRE (B in mn) Year ended March 31 FY22 FY23 Revenue(1) 7,295 5,823 Cost of revenue (6,063) (5,429) Gross profit 1,232 394 Selling and marketing expenses (133) (104) General and administrative expenses 74 151 Segment results 1,173 441 As a percentage of revenue: Selling and marketing expenses 1.8% 1.8% General and administrative (1.0)% (2.6)% expenses Gross margins 16.9% 6.8% Segment results 16.1% 7.6% Notes 1. For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to C Nil and C(2) million for the years ended March 31, 2022 and 2023, respectively, in revenue. Performance Our revenue from the ISRE segment decreased by 20.2% in the year ended March 31, 2023, compared to our revenue in the year ended March 31, 2022, primarily due to the completion of certain large SI deals during the year ended March 31, 2022. Our gross profit as a percentage of our ISRE segment revenue decreased from 16.9% for the year ended March 31, 2022 to 6.8% for the year ended March 31, 2023. In absolute terms, gross profit decreased by B838 million primarily because of decrease in revenue. Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased marginally from 1.8% for the year ended March 31, 2022 to 1.8% for the year ended March 31, 2023. In absolute terms, selling and marketing expenses decreased by B29 million. General and administrative expenses as a percentage of revenue from our ISRE segment decreased from (1.0)% for the year ended March 31, 2022 to (2.6)% for the year ended March 31, 2023. In absolute terms, credit in general and administrative expenses increased by B77 million. This was primarily due to increased write-backs in lifetime expected credit loss resulting from collection of overdue accounts receivable. As a result of the above, segment results as a percentage of our revenue from our ISRE segment decreased by 851bps, from 16.1% to 7.6%. In absolute terms, the segment results of our ISRE segment decreased by B732 million. 50

Value Creation for Stakeholders Statutory Reports and Financial Statements Liquidity and capital resources (B in mn) Year ended March 31 YoY change FY22 FY23 Net cash generated from/(used in): Operating activities 110,797 130,601 19,804 Investing activities (224,495) (84,065) 140,430 Financing activities 46,586 (60,881) (107,467) Net change in cash and (67,112) (14,345) 52,767 cash equivalents Effect of exchange rate changes on cash and 1,282 2,373 1,091 cash equivalents Performance As of March 31, 2023, we had cash and cash equivalent and short-term investments of B401,112 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, was B251,019 million. In addition, we have unutilized credit lines in various currencies aggregating to B54,230 million as of March 31, 2023. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required. Cash generated from operating activities for the year ended March 31, 2023 increased by B19,804 million while profit for the year decreased by B8,664 million during the same period. The increase in cash generated from operating activities is primarily due to decreased working capital 2023 was B84,065 million. Cash is primarily utilized towards payment for business acquisitions consummated during the year amounted to B45,566 million and towards purchase of investments (net of sale) amounted to B65,747 million. We purchased property, plant and equipment amounting to B14,834 million, which was primarily driven by the growth strategy of our Company. This was partially offset by inflow of B27,410 million from deposit in specified bank account for payment of interim dividend and interest received of B14,112 million. Cash used in financing activities for the year ended March 31, 2023 was B60,881 million. This is primarily on account of payment towards dividend of B32,814 million, lease liabilities of B9,711 million, interest and finance expenses of B8,708 million and net outflow on repayment of loans and borrowings of B7,876 million. We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. As of March 31, 2023, we had contractual commitments of B7,675 million ($93.4 million) related to capital expenditures on construction or expansion of software development facilities and B37,805 million ($460.0 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements. As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings. Our choices of sources of funding will be driven with the objective of maintaining an optimal capital structure. We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable. In the normal course of business, we transfer certain accounts receivables, unbilled receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2022 and 2023 is not material. Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favourable terms, if at all. 51

Reporting Context Our Capabilities Governance and Leadership Performance Overview ASSESSMENT OF KEY MARKET RISKS Taxation risks Our profits for the period earned from providing services at client premises outside India are subject to tax in the country where we perform the work. Besides, changes to these incentives and other exemptions, we receive due to government policies can impact our financial performance. Wage pressure Our wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Credit risk Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. Foreign currency risk We operate internationally and a major portion of our business is transacted in several currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. Interest rate risk Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. Mitigation plan Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India. Currently, we benefit from certain tax incentives under Indian tax laws including tax holiday from payment of Indian corporate income taxes for our businesses operating from SEZs. Mitigation plan We may need to increase our employee compensation more rapidly than in the past to retain talent. Once the effective date is notified by the GoI, we may also experience increased costs in future years for employment and post- employment benefits in India as a result of the issuance of The Code on Social Security, 2020. Mitigation plan We periodically assess the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward- looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2023 or revenues for the year ended March 31, 2023. There is no significant concentration of credit risk. Mitigation plan We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency. We designate certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. Periodically, we may also designate foreign currency denominated borrowings as a hedge of net investment in foreign operations. Mitigation plan The investments are primarily in short-term investments, which do not expose it to significant interest rate risk. We have taken certain interest rate swaps against its investments in floating rate instruments. Periodically, we manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows us to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. 52

Value Creation for Stakeholders Statutory Reports and Financial Statements SHAREHOLDER RETURNS Cash dividends The cash dividend paid during the year ended March 31, 2022 was an interim dividend of B1 per equity share. Further, the Board at its meetings held on March 25, 2022, declared an interim dividend of B5 per equity share, which was subsequently paid on April 19, 2022. The cash dividend paid during the year ended March 31, 2023 was an interim dividend of B1 per equity share. The Board recommended the adoption of the interim dividend of B1 per equity share as the final dividend for the year ended March 31, 2023. Buyback of equity shares On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of shareholders, for purchase by our Company of up to 269,662,921 equity shares of B2 ($0.02) each (being 4.91% of the total number of equity shares in the paid-up equity capital of our Company) from the shareholders of our Company on a proportionate basis by way of a tender offer at a price of B445 ($5.41) per equity share for an aggregate amount not exceeding B120,000 million ($1,460 million), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. KEY RATIOS Particulars FY22 FY23 YoY change Favourable/ Adverse Revenue in D million 795,289 909,348 14.3% F IT Services Operating Margin 17.7% 15.7% -2.0% A Net Income Margin 15.4% 12.5% -2.9% A Earnings per share in D 22.35 20.73 -7.2% A Price earning ratio (times)1 Return on net worth2 Current ratio (times) Debtors turnover (times) Free cash flow as % of net income3 Debt equity (times)4 Interest coverage ratio (times)5 F Favourable A Adverse 26.5 20.2% 2.0 6.6 74.8% 0.23 26.3 17.6 15.8% 2.5 7.1 102.3% 0.19 13.9 -8.9 -4.4% 0.5 0.5 27.5% (0.04) (12.4) A A F F F F A Reasons for significant changes 1. Price earnings ratio is computed as Market share price as on 31st March of respective years by Earnings per Share. The decrease in PE ratio reflects the share price decrease by 38% at year end due to market sentiment volatility from recent banking crisis. 2. Return on Net Worth is computed as Net Profit by Average Net Worth. The decrease in the Net Income from C122,329 million in FY22 to C113,500 million in FY23 has resulted in contraction of Return on Net Worth. 3.Our Free Cash Flow is computed as operating cash flow less net capital expenditure. Our Operating Cash Flow was higher due to improved collection during the year ended 31st March, 2023. 4.Debt Equity is computed as long-term and short-term borrowings by total equity. The decrease in total borrowings from C151,696 million in FY22 to C150,093 million in FY23 and increase in net worth from increased profit reserves has resulted in favorable ratio. 5.Interest Coverage Ratio is computed as operating profit by interest expenses. Our interest expenses increased from C5,325 million in FY22 to C10,077 million in FY23. The increase in interest rates and incremental borrowings during the year ended March 31, 2023, primarily resulted in higher finance expense. 53

Wipro’s sustainability practice has seen significant traction in engagement related to ‘Sustainability and Impact/ESG’ across industry segments. We are helping our clients operationalize, accelerate, and advance their sustainability and impact journeys. OUR SUSTAINABILITY & IMPACT PORTFOLIO We realize this progress through Climate Transition Action Plans (CTAPs) based on Science-Based Targets initiative (SBTi) and by activating, engineering, and solving for impact reductions in operational, financial, customer, and supplier emissions. Our Sustainability & Impact portfolio draws on Wipro’s subject matter expertise in sustainability combined with our expertise in Data & Analytics, Responsible Finance (further enabled through the CAPCO acquisition), Energy Transition & Management, Sustainable Design & Engineering (further enabled with Designit) Sustainable Manufacturing & Supply Chain, and Sustainable Technology. We already see nearly 2% of revenue from core sustainability solutions and offerings. If we include our broader ecosystem of offerings across our global lines of business, the revenue contribution is multi-fold. PARTNERING WITH CUSTOMERS TO ACCELERATE THEIR PROGRESS With the increasing recognition that progress towards transitioning to new global energy systems is not happening fast enough, Wipro focuses on driving tangible action and innovations with our clients to accelerate their progress on aspects related to ‘Sustainability & Impact’. With an integrated portfolio of services and offerings across our global business lines and sectors, our capabilities are aligned with international, regional and local sustainability and impact disclosure standards. We build on these foundation with distinct and innovative capabilities to drive impact progress. Our work in this space spans establishing trusted sustainability data ecosystems to driving ‘Sustainability & Impact’ improvement initiatives and reductions. It also includes tracking progress to goals and targets with faster feedback loops, developing and engineering new technology solutions, to helping companies with holistic business transformation. We are especially focused on introducing and applying next-gen valuation frameworks and technologies with our clients to help them understand the more data-intensive and complex regulatory-reporting ecosystems to drive responsible business growth and impact improvements. 54

Value Creation for Stakeholders Statutory Reports and Financial Statements At Wipro, sustainability is imperative to the core of our business. It is something we have been doing since our founding. From our internal operations to our product and service lines, sustainability touches every aspect of our Company. We are committed to being a responsible supplier for our customers. We not only consider impact in our work on behalf of clients but also proudly share our best practices to help drive faster collective impact globally. HELPING OUR CLIENTS TRANSFORM DIGITALLY AND SUSTAINABLY TO BECOME MARKET LEADERS AND GLOBAL CHANGEMAKERS. A few examples of recently implemented capabilities include real-time sustainability data collection for a large chemical major to enable data-driven sustainability decisions, defining the sustainability operations for low-carbon business enablement for a large oil and gas major, Sustainability and EHS roadmap development for an Asian Oil & Gas major, platform consolidation and transformation consolidation for a large oil and gas company, building unique sustainability comparison between products for a building marketplace company in Europe, hazard prediction for a large middle eastern based chemical company, P2P trading in renewables for energy companies, sustainability reporting systems, complete material disclosure portal for a large electronics company and integrated workplace management with a global industrial supplier. Technology partnerships are vital in helping our customers accelerate their progress on ‘Sustainability & Impact’. We are excited about the work we do with our partners, key alliances, and many of the world’s leading enterprise software providers to integrate impact capabilities into our client’s digital ecosystems. These capabilities help our customers accelerate impact reductions across their extended technology value chain while adding the rigor needed for more accurate and trusted impact disclosure and accounting. For more information, refer to www.wipro.com/ sustainability/. We have 120+ customers who are part of independent raters like CDP Supply Chain, EcoVadis, and industry-led consortiums that assess companies performance on sustainability-related aspects, which include human rights, environment, supply chain, labor practices, and more. SUSTAINABILITY SERVICE AREAS Impact Assessment, Strategy, and Governance Assessing and managing sustainability risks and opportunities and identifying areas for improvement initiatives. Setting sustainability governance, strategy, goals and targets, and roadmap. Impact Accounting and Intelligence Digitizing and accounting for your footprint using global metrics, sustainability data management ecosystem and visualization for improved compliance, disclosure, transparency and value realization. Responsible Finance Sustainability/ESG embedded into responsible banking and investment with sound data, risk management and regulatory tracking. Sustainable Products and Services Technology Creating and enabling partnerships sustainable are products, a key enabler services, in helpingour and experiences customers for customers accelerate . their Impact Responsible progress . Experience Social Low Impact Culture of Sustainability Creating a diverse, equitable, and safe environment where employees and communities can thrive. Sustainable Technology End-to-end digitizing of your systems, with modern and innovative technologies and services, for a reduced footprint and improved services. Sustainable Manufacturing and Supply Chain Integrating sustainability strategies into our procurement, manufacturing, and supply chain practices to reduce impact. Zero Transition and Management Transforming and optimizing your extended value chain to reduce your natural resources (e.g., energy, waste, and water) impact. 55

Reporting Context Our Capabilities Governance and Leadership Performance Overview INNOVATING FOR OUR CUSTOMERS Wipro continues to push the boundaries of research and development in order to bring cutting-edge technologies to clients. With the rise of global communication, code-mixing has become a prevalent digital linguistic phenomenon. Code-mixing refers to us humans expressing ourselves in a mixture of two languages, e.g., Hindi and English. Our team has built high-performance models that recognize and generate code-mixed expressions. Our research aims to unlock the potential of code-mixing for various applications, including language learning, machine translation, and digital assistants. With over 60% of the world’s population speaking more than one language, code-mixing abilities provide a more natural and more accessible interface for digital services. This in turn will enable our clients to provide more expensive and compelling services across many domains. In line with our commitment to worker safety, our research on wood pole health using sonic tomography and AI is advancing. Such poles are used across the world to support communications networks. With autonomous machines being developed to aid in measurement, workers can avoid climbing up dangerous wood poles, minimizing the risk of falls and injuries. Supporting worker safety enables our clients to run robust operations and reflects our core values as a corporation. We are also developing robotics for indoor inventory management and movement. Our research has significant implications for packing, logistics, and other industries that require automated or assistive inventory management. Our research focuses on the development of robots that can work alongside human workers, improving efficiency and productivity. Human expression has always been multimodal, with memes as a uniquely compelling example of that phenomenon. Against this background, we are investing in technologies that allow us to classify memes, supported by explanations. This offers our clients the ability to support meme content moderation, as well as engage in culturally sensitive marketing and messaging with their customers. Wipro serves clients globally across many industries, and we are particularly proud of applied directed research carried out in collaboration with our client partners. Here, our research solves industry-specific challenges in a wide variety of areas, including healthcare, logistics, manufacturing, and many more. Wipro Ventures, the strategic investment arm of Wipro, invests in enterprise software and cybersecurity start-ups. These investments span across the Enterprise IT stack, and include areas like, Analytics, Business Automation, Cloud Infrastructure, Cybersecurity, Data Management, DevOps, IoT (Internet of Things), Test Automation, among others. As of March 31, 2023, Wipro Ventures has invested in 30 companies, of which 7 have exited through successful M&A (Mergers & Acquisitions) transactions. In addition to direct equity investments in emerging start-ups, Wipro Ventures has invested in 8 enterprise-focused venture funds in India, Israel, and the US. New direct equity investments in FY23 include Securonix, Qwiet.ai, Kibsi, Kognitos, and Spartan Radar. We continue to maintain and expand a rich tapestry of mutually productive relationships with academic institutions around the world, including UT Austin, IIT Patna, IISc, and more. The support of education and research for positive social impact is core to the Wipro organization, and our university collaborations play a key role in enabling sustainable R&D at Wipro for the benefit of our clients and the world at large. 56

Value Creation for Stakeholders Statutory Reports and Financial Statements PLATFORMS DICE ID is a blockchain-enabled platform that helps issue and verify tamper-proof digital credentials with a vision to revolutionize credential exchange for a more trustworthy inclusive digital society. We built DICE ID to create trust ecosystems that help organizations to simplify their security models, create new revenue streams and reduce costs. Below are a few use cases in various industries: Edtech can leverage it to create talent exchange ecosystems through portable skill credentialization for learners and freelancers. Fintech are using DICE ID to handle users’ consent and data sharing while preserving their privacy and confidentiality through secured credential exchange between ecosystem players. Healthtech start-ups are leveraging DICE ID to safeguard medical data enhancing patients’ trust on their platform. Metaverse platforms are using DICE ID to create Sybil- resistant community through pseudonymous identities for avatars. We had soft launched our product in August 2022 to check the product-market fit. In 6 months, we acquired 8 customers and achieved 300,000 transactions. Our strategy for FY24 is to accelerate the Skill Credentials Ecosystem in India through an industry advisory board in partnership with NASSCOM, enable DICE ID OEM ecosystem through Wipro customers, create sales playbooks, POVs for 5 identified use cases in FS, Healthcare, and Oil & Gas sectors. We also plan to upgrade the platform UX, security posture and scalability by enhancing user experience of DICE ID app and accelerating customer onboarding velocity by simplifying developer experience. AToM is a platform to enable Web3 applications for a wide range of use cases. Its support for customizable digital asset ecosystems, including NFT marketplaces, allows for efficient token creation and management using widely accepted standards. Developers can use AToM to easily create and manage the lifecycle of digital tokens, making it a flexible solution for asset tokenization needs. AToM’s approach to asset tokenization would enable increased liquidity and secondary market opportunities for businesses. It’s an excellent solution for use cases such as fractional asset ownership, decentralized finance, LAB45 Global Innovation Centers Wipro’s global innovation centers are state-of-the-art facilities that deliver value to their client base by demonstrating best in class emerging, cutting-edge capabilities and thought leadership across multiple industry verticals to help clients envision the art of possible. These spaces were designed to be immersive, experiential environments where customers’ industry specific challenges meet Wipro’s insight and expertise to create high-value business outcomes. By maximizing technologies such as AI/ML, AR/VR, Blockchain, IoT, Robotics, 5G, and Cloud, the team collaborates, co-innovates, and co-creates with clients, thereby enabling them to think big, start small, and scale fast. This novel engagement model allows customers to touch, feel and experience technology solutions built to address their unique business context. The centers accelerate the adoption of technology and innovation in partnership with hyperscalers, start-ups, and academia by identifying compelling use cases and developing proof-of-concepts. In response to the pandemic, our innovation centers rose to the challenge by creating digital twins and designing a truly immersive virtual experience that has received appreciation from customers, partners, analysts, advisors, and the broader ecosystem. This new platform gave the team flexibility across time zones and extended their audience and global reach. tokenized securities, supply chain management, loyalty, and intellectual property ownership. With its comprehensive features and support for standards, AToM would be the ideal platform for businesses seeking to tokenize their assets and innovate in their respective industries. ETHICS AND AI Wipro is experiencing significant growth in AI development and deployment. We recognize the potential for both positive and negative impacts of this technology. Recent advances in user-friendly generative AI, capable of producing text, images, audio, and synthetic data, have raised concerns about privacy and misinformation. We take these concerns seriously. 57

Reporting Context Our Capabilities Governance and Leadership Performance Overview To ensure responsible AI practices, we implement a privacy-by-design approach, prioritizing fair data handling and equitable AI outcomes. We have strict controls, provide training, education, and awareness programs, and adhere to global standards and principles. However, our commitment goes beyond guidelines and frameworks. We strive to develop solutions that address humanity’s challenges and foster progress, education, and health for all. Our aim is to use AI responsibly for the greater good. IT SECURITY AND DATA PRIVACY Data privacy is an integral part of Wipro’s Code of Business Conduct (COBC), emphasizing the importance of privacy in business transactions. The COBC applies to all employees, members of the Board of Directors of our Company, and individuals who serve our Company on contract, subcontract, retainer, consultant or any other such basis. In addition to the COBC, Wipro has a robust enterprise-wide data privacy framework that includes, but is not limited to, various governance mechanisms, corporate policies, training and awareness programs, thorough privacy impact assessments, privacy-by-design, data mapping, vendor due diligence, incident management and awareness which is driven by a dedicated central Global Data Privacy Team of privacy professionals headed by the Chief Privacy Officer who reports to the General Counsel. Our data privacy program is agile and can adapt to the upcoming international regulatory challenges and developments in an efficient manner along with the ever-evolving customer expectations. The dynamic, modular, risk-based data privacy framework is in line with the cyber and information security framework, enabling Wipro to comply with the relevant regulations and industry-best privacy practices. The Team enables various business lines in integrating privacy principles and methodologies to enhance the sophistication levels of privacy training and awareness throughout the organization. Wipro’s ‘Privacy Statement’ articulates the privacy and data protection principles followed by Wipro Limited and its entities around the world with regards to the personal information of its customers (including products, outsourcing and other services clients), partners, employees (current and former employees, trainees), applicants, contractors, prospects, and vendors and current or former members of the Board of Directors. Wipro does not share personal information about customers with affiliates, partners, service providers, group entities and non- affiliated companies except in cases where we have the end-users’ consent for a legitimate purpose or when legally required to do so. Data privacy by design and default (PbD) is a key topic that has been addressed in most of the data privacy regulations worldwide and is thus one of the most critical elements of Wipro privacy program. The inclusion of PbD in the privacy program enables an organization to embed privacy requirements in the initial stages of any project and continues throughout the lifecycle and ensures that all the critical controls and elements of the privacy program are in place holistically. Wipro has a formalized PbD framework by developing a methodological procedure to guide the organization through the implementation process – including all Wipro in-house applications—in the capacity of a data controller. We have a dedicated privacy incident management team to manage any potential or actual incident or data breach related to customer privacy or personal data of customers through our internal Security Incident Reporting (SIR) system. Due to the enormity of the risks associated with such incidents, Wipro prioritizes the detection, response, and recovery processes in the highest possible manner to ensure effective and efficient management of a given privacy incident. At Wipro, privacy incidents are managed through a comprehensive approach starting with its overall privacy incident management framework. Wipro has industry-leading solutions such as Data Loss Prevention (DLP) to auto-detect incidents and technical vulnerabilities that could lead to leakage of personal data, and trigger the communication to all required stakeholders. Wipro provides comprehensive training to all its employees on privacy incident-management and reporting. In addition to this a specialized branch of our data privacy team manages privacy incidents 24x7 in a sensitive manner. There were no substantiated incidents concerning breaches of customer privacy, PII (Personally Identifiable Information) and/or loss of customer data during FY23. The Wipro data privacy framework upholds the importance of performing Privacy Impact Assessments (PIAs) on all the products and offerings, that includes but is not limited to the client delivery engagements, shared services platforms, products and platforms, and internal corporate 58

Value Creation for Stakeholders Statutory Reports and Financial Statements functions. The PIAs are performed using risk-based approach and borrow best practices from industry-leading global standards. The team, as part of the General Data Protection Regulation (GDPR) Compliance Program and its commitment to 100% PIA efficacy, has completed the PIAs for 850+ applications used in Wipro. Wipro has an established and well-defined process to handle subject access requests related to personal data. Wipro respects every data subject’s rights and has a robust DSR (Data Subject Rights) program in place to address the request from a data subject regarding their right to be informed, access, correct, request deletion or request restriction, portability, etc., as may be required under applicable law with timely resolution and highly efficient counselling support. Wipro has adequate data transfer agreements executed with its affiliates, customers and vendors and is committed to responsible transfer of data around the world. The Global Data Privacy team maintains the Wipro privacy policies and procedures at a regular stipulated frequency. All employees including contractors are required to complete the mandatory privacy training, to ensure that they understand key privacy concepts and principles, laws, best practices, and contractual obligations. We are at 92% overall training completion in FY23. CUSTOMER ENGAGEMENT We believe in creating value for the customers that goes beyond our contractual obligations. This stems from our relationship approach based on trust and collaboration. Active engagement at multiple levels is critical to meet and understand the expectations of our customers. The Customer Satisfaction Survey (CSAT) questionnaire has been revamped to address areas relevant for growth, such as strategic, forward-looking, delivery-led growth, new models of working, digital roadmap, and value delivery. Our half-yearly reimagined CSAT Survey is conducted through an external partner to get an independent view of customer engagement. It captures the voice of customers at various strata, i.e., decision makers or CXOs, influencers or senior leadership, middle management or operational leadership team. We also continuously capture feedback from customers through direct interactions, informal meetings, governance meetings and senior management interactions with the clients. We continually look for avenues to create value for customers through initiatives like BVM (Business Value Meter) and Joint Innovation Council framework to identify customer priorities and business challenges which are jointly addressed by leveraging the larger ecosystem of both the customer organization and Wipro. Net Promoter Score is an index used to assess customer’s likelihood to recommend Wipro. Based on the CSAT survey, for FY23 overall NPS score has improved by 527 bps from FY22. Enabling the new way customer of working experience and productivity in In FY23, we have successfully transitioned to a hybrid way of work. We recognize the evolving needs and preferences of our workforce, and have taken proactive measures to embrace the flexibility and efficiency of a hybrid work model. Through strategic partnerships with leading technology providers and meticulous planning, we have implemented robust systems and tools to support seamless collaboration and communication across virtual and physical workspaces. Our emphasis on digital transformation has allowed us to optimize workflows, enhance productivity, and create a cohesive work environment that transcends physical boundaries and provides continuing value to our customers. We believe in creating value for the customers that goes beyond our contractual obligations. This stems from our relationship approach based on trust and collaboration. Integrated Annual Report 2022-23 59

Reporting Context Our Capabilities Governance and Leadership Performance Overview SHAPING THE WORKPLACE OF TOMORROW With 75 years of experience in serving clients, Wipro has remained steadfast in fostering a workplace where people can connect, belong, and grow. Our culture is people-oriented, designed to make a difference in the lives of our employees, customers, partners, and other stakeholders. Despite widespread macro-environmental changes, we continue to integrate new ways of working and believe it is more important than ever to foster a culture of connectedness. To facilitate belonging and collaboration, we have re-evaluated our strategy, policies, and processes to transition to hybrid ways of working. We engaged with our teams virtually and supported our colleagues with a host of initiatives that enabled them to stay connected at multiple levels. Consequently, we have seen many employees returning to office and collaborating to deliver excellence for our clients. By providing employees with a plethora of opportunities to develop skills that will serve them well now and into the future, we have been able to establish an inclusive and diverse work environment that maximizes employee satisfaction and experience. Our culture is people-oriented, designed to make a difference in the lives of our employees, customers, partners, and other stakeholders. Despite widespread macro-environmental changes, we continue to integrate new ways of working and believe it is more important than ever to foster a culture of connectedness. At our Company, sustainability is not just a buzzword; it is a part of our DNA. We’ve infused this value across all aspects of our operations, including our talent ecosystem. To build a successful, sustainable workplace, we are continuously strengthening our processes while considering our stakeholders’ needs. Our commitment to our core values, including the Spirit of Wipro and the Five Habits, guides our transformation as a company. Additionally, we are committed to upholding global standards for responsible business practices, human rights, and corporate governance. This sets the foundation of how we operate and serve our customers. 60

Value Creation for Stakeholders Statutory Reports and Financial Statements PEOPLE STRATEGY Our people strategy focuses on delivering an unparalleled employee experience through diverse learning opportunities, rewarding and engaging careers, and a strong brand. We believe in creating an inclusive environment that exudes a sense of belonging and where everyone feels welcome. OUR CULTURE: GLOBAL AND INCLUSIVE Culture and values With over 75+ years of supporting our clients in their journey, Wipro has had a long-standing commitment to fostering a workplace where people can connect, belong, and grow. Accountability towards our people, our stakeholders, and our communities have always been at the core of our business strategy. Wipro has always been guided by the belief that purpose drives business, and business drives purpose. Our Company’s founder, Azim Premji, has been instrumental in laying this foundation, ensuring that our values serve as the moral compass that guides us to do the right thing. This strengthens our commitment and encourages us to create a more inclusive workplace for our employees, vendors, and clients, as well as help develop an equitable, humane, and sustainable society. Inclusion and Diversity (I&D) Inclusion is a way of life at Wipro. We are collaborating with multiple stakeholders to build an equitable world for all where everyone feels welcomed and safe to bring their whole, authentic selves to work. Our ongoing journey across dimensions including gender, disabilities, LGBTQ, and racial and ethnic inclusion is a testament to the progress we have made to embrace diversity and create an environment where everyone can thrive. The Wipro I&D Council, with the CEO as the Executive Sponsor, provides us with the required strategic focus, while the Unit I&D Councils along with our Inclusion Champions help us drive organizational initiatives. As we continue to cultivate an inclusive culture, we have upgraded our Unconscious Bias e-learning module with enhanced content and new workplace scenarios, empowering our workforce to recognize and manage biases that may exist in the workplace. We remain committed in our journey to foster inclusivity and equal rights for all. Gender inclusion Our approach towards gender inclusion is based on a unique life-stage philosophy inherent in our Women of Wipro (WoW) framework. Our WoW programs avoid a ‘one-size-fits-all’ approach and are customized to cater to the needs of our women employees at every stage of their life and work. Our holistic approach–including focused hiring efforts and building a strong pipeline of leaders–helps us increase gender diversity. Our structured governance, continued commitment, and drive from our leaders have resulted in women’s representation at the senior leadership level increasing from 6.7% in FY20 to 17.0% in FY23. We have embarked on a focused strategy to have more gender-diverse voices at decision-making levels. Currently, 22.2% of the Wipro Executive Committee, and 33.3% of our Board of Directors are women. With programs like Enrich (a sponsorship program for high-potential senior women leaders), Begin Again (a second career program for women), WoW Mom (for employees proceeding for or returning from maternity leave), and Refresh (for returning mothers), we continue to foster a gender-inclusive work environment at Wipro. Women’s representation at the senior leadership level 61

Reporting Context Our Capabilities Governance and Leadership Performance Overview Disability inclusion At Wipro, we are committed to establishing a welcoming and inclusive workplace for all–including colleagues with disabilities. To enhance accessibility, we have re-strategized our digital accessibility charter, included disability as a category in our Request for Proposal form, and continued to work towards developing and maintaining the accessibility of our digital platforms, including apps and training courses for employees with disabilities. We have also established global helplines for employees with disabilities and provided access to Microsoft Teams’ live transcription feature for the hearing impaired. In accordance with the 2016 Harmonized Guidelines for the Rights of Persons with Disabilities Act passed by the Government of India, we’ve made progress in implementing some of these recommendations and continue to look at ways to make further progress. LGBTQ+ inclusion By raising awareness, developing a strong network of allies, and implementing policy reforms, we strive to provide our LGBTQ+ employees with a safe working environment. To be all-inclusive, we constantly examine, amend, and add new features to our policies and processes. Wipro Pride is an employee resource group (ERG) that helps employees share relevant information and best practices, network with other LGBTQ+ colleagues and allies, start conversations, and more. We have a Global Prevention of LGBTQ+ Discrimination Policy to protect our employees from any bias or discrimination based on their gender identity or sexual orientation. In many countries, Wipro’s medical insurance covers gender-affirming or transition surgery and related medical procedures. In addition, we also have gender-neutral restrooms at most offices in India and around the world. Race and ethnicity The Black Alliance ERG strives to promote a diverse and inclusive work environment, with a focus on Black and African American employees. To showcase our support, we observe an additional holiday in the United States on Martin Luther King Day. We also have been proactive in raising awareness about Wipro with students attending historically Black colleges and universities (HBCUs) by partnering with a local fraternity. We held our first Juneteenth event last year with the objective of sensitizing employees. We also commemorated Black History Month throughout February through various events. PEOPLE PROCESSES: KEY HIGHLIGHTS Hiring People are our greatest asset and we go to great lengths to bring extraordinary people to Wipro. Propelled by this recruitment philosophy, we hire diverse talent across the organization through our global early-talent programs and lateral hires to identify the best leaders for experienced senior roles. We are focused on offering improved candidate experiences, marketing the right jobs to the right candidates, and ensuring a proper fit while keeping in mind our inclusion and diversity commitments. Technology and automation are employed to make quicker, data-driven hiring decisions. Our multi-channel hiring approach includes a careers website, social media, employee referral programs, advertisements, job boards, placement consultants, and walk-ins. We periodically revisit our re-hiring guidelines with a clear objective of making attractive and fair propositions to re-hire top talent, as well as maintaining a structured approach towards compensation and band populations. Performance and talent management Aligned with our strategic priorities, our talent management processes drive high performance across the organization. Leaders play a key role in setting ambitious business plans and leading their teams to meet those goals, while demonstrating and encouraging accountability. Our talent differentiation is sharp and outcome-based, and performance differentiation is enabled by clear rating definitions, which require high performance. Rewards are closely linked to performance outcomes, while career growth is linked to sustained high performance. 62

Value Creation for Stakeholders Statutory Reports and Financial Statements At Wipro, values and performance go hand in hand. We consider the Five Habits as our values in action. We have a bi-annual appraisal process and encourage informal feedback throughout the year to make job growth and learning an ongoing process. The annual review process enables fairness and objectivity by considering holistic feedback received throughout the year. Career building is an important pillar of our employee value proposition. Our promotion and rotation policies have been strengthened to ensure more employees can take on new roles and build the career they seek. To ensure talented and capable employees have adequate growth opportunities, we have doubled the frequency of promotions at junior and mid-career levels. There is an annual 360-degree feedback survey where employees in mid-level and senior-level roles receive inputs from their teams, peers, internal customers, managers, and external customers. At Wipro, succession planning is a biannual exercise. Talent is grouped according to performance and potential. Successors are identified for critical roles, development actions are framed, and executive coaching is provided to senior leaders to facilitate their holistic development. The process helps identify top talent across the organization, with a clear focus on diverse talent that we can engage and train to assume leadership roles in the future, creating a robust and agile leadership pipeline focused on delivering business results. Learning and development Through cutting-edge learning resources, tools, and systems, the learning and development function creates a culture of continuous improvement by driving employee ambitions to be the best in class. The function enables Wipro’s vision of a bold and resilient learning organization by influencing behaviors and building capabilities across career stages that drive business outcomes. Our goal is to earn the trust of our clients by building technology skills and domain expertise aligned with our organizational vision. Some of our key initiatives in this area include: On-Demand personalized learning The new format of hybrid working has driven a shift in learning, from learning in classrooms to learning anytime, anywhere. Our learning platform ‘wiLearn’ is a one-stop solution for the learning needs of all Wiproites. It contains 25,000+ eLearning courses, videos, curated links, and Integrated Annual Report 2022-23 Our learning platform ‘wiLearn’ is a one-stop solution for the learning needs of all Wiproites. It contains 25,000+ eLearning courses, videos, curated links, and an integrated learning portal that keeps our employees updated on the latest trends and technologies. an integrated learning portal that keeps our employees updated on the latest trends and technologies. Our extensive range of learning includes emerging technology, management, domain, soft skills, and more; about 90% of our employees have completed one or more courses or learning paths. An average of between 35,000 and 40,000 employees login to wiLearn on any given day. About 98% of employees have completed various compliance modules. This platform also enables employees to localize the learning platform in their preferred language from a variety of language options. wiLearn is integrated with external learning partner platforms Harvard Spark, Udemy for Business, and NASSCOM Future-Skill. Harvard Spark hosts more than 25,000 learning assets, including Harvard Business Review (HBR) articles and cases, a library of videos, podcasts, learning paths, other articles, and actionable tips. More than 43,530 unique users have consumed these more than 680,000 times, allowing employees to curate and customize their learning experiences. The Udemy for Business platform provides access to more than 9,500 online learning assets from global experts, enabled by our purchase of 60,000 licenses. The NASSCOM Future-Skill platform provides learning guidance on identified digital and emerging technologies through which our learners can access world-class learning content and critical skills to help them grow. 63

Digital Learning Velocity program This is one of the key initiatives we launched in 2022 for our new employees. The core objective of this program is to build an effective engineering talent pool to address the need for billability right from the start. We partnered with five EdTech organizations for training in four community skills tracks–Full Stack (Java, .Net, MERN, MEAN and SDET), Cloud, Salesforce, and Cognitive (artificial intelligence/machine learning). This program covers up to 18 weeks of learning with evaluation milestones in the form of assessments and capstone projects. Management academies Due to changing delivery models, technologies, and customer expectations, there is an ongoing need for delivery leadership to be reskilled. Certification programs were redesigned in consideration of changing business scenarios and include programs for project managers, delivery managers, and program managers. Myskill-Z This is a new competency framework that helps employees acquire skills in high demand, enabling them to improve their project skills and, as a result, their career opportunities. As part of this framework, employees get the opportunity to acquire additional skills in their areas of interest. Through cutting-edge learning resources, tools, and systems, the learning and development function creates a culture of continuous improvement by driving employee ambitions to be the best in class. The function enables Wipro’s vision of a bold and resilient learning organization by influencing behaviors and building capabilities across career stages that drive business outcomes. Wipro employees get to work on their aspirational skills as well as in multiple areas of interest, get a hands-on experience in various live projects, upskill and cross-skill themselves, and join and contribute to various technology communities. Programs and Initiatives for Leadership Development A critical charter of leadership development are three flagship programs that have been curated to drive personal growth, enabling leaders to pause, reorient their strategic focus and shape mindsets. Together, these programs help leaders better support their teams and be true culture and value champions for a bold Wipro. These in-person leadership programs have been relaunched and re-initiated post-pandemic and delivered to 297 senior managers, general managers, and vice presidents across our Company. They have been very well received, with over 90 percent positive feedback across the three formats. Our senior leaders in essential roles have been assigned executive coaches and have enrolled in executive leadership programs at premier business schools around the world. A role-focused online development program, Voyage, learning sessions with Harvard Business School, and executive development coaching were offered to 35 global account executives and cluster heads during the year.

Our leadership development programs are curated to drive personal growth, enabling leaders to pause, reorient their strategic focus and shape mindsets. Together, these programs help leaders better support their teams and be true culture and value champions for a bold Wipro. Strengthening capability across critical roles in delivery and consulting to drive a high-performance culture Over 2,834 role holders in domain consulting were trained on client consulting skills through a combination of virtual instructor-led trainings (VILT) and self-paced learning. A dedicated forum of more than 412 account delivery heads and cluster delivery heads were covered through cohort-based and facilitator-led virtual training around business-critical themes. Through virtual online sessions on five high-priority themes, we reached more than 2,303 delivery managers and program managers across geographies and covered 216 project managers in role-specific competencies. Program feedback/participant survey results gave us insights into improving business parameters (delivery-led growth) through faster ramp-ups, improved hiring, and on-boarding, conducting proof of concepts, and more. This helped boost customer confidence. Additionally, participants who engaged in these programs had higher performance ratings and were promoted to higher roles than those who did not. Building capabilities in people managers Wipro People Manager–Level 1 (WPM-L1) and Wipro People Manager–Level 2 (WPM-L2) are blended learning journeys that focus on developing people-management competencies at all levels within the organization. WPM-L1 endeavors to enable all first-time managers to make a successful transition from serving as an individual contributor to being a manager of people. About 811 managers have been certified through this initiative. WPM-L2 enables all seasoned people managers to adapt their managerial styles to build thriving teams and deliver on organizational imperatives. Successfully launched this year, this initiative has led to 606 seasoned managers being certified. Both programs have been well received, with positive feedback of more than 90% and a net promoter score (NPS) of 68 and 85, respectively. Building future leaders More than 115,000 employees globally were culturally assimilated and trained on business communication, presentation skills, etiquette, the art of listening, and customer orientation through a combination of self-paced VILTs, simulated offerings and learning in the flow of work. Significant efforts were made to raise awareness about diversity-related issues and drive an inclusive culture, with 2,726 covered through sessions on Unconscious Bias that included topics like microaggressions, microaffirmations, issues related to generational diversity and inclusive hiring. As part of our key campus initiatives, our Global 100 (G100) program recruits management graduates from top global business schools and transforms them into future digital leaders over a 15-month journey. Similarly, our MBA talent development program provides pragmatic learning to management graduates from premier business schools in India. EMPLOYEES GLOBALLY WERE TRAINED ON BUSINESS COMMUNICATION, PRESENTATION SKILLS, ETIQUETTE, THE ART OF LISTENING, AND CUSTOMER ORIENTATION THROUGH SELF-PACED VILTS, SIMULATED OFFERINGS AND LEARNING IN THE FLOW OF WORK

EMPLOYEE WELL-BEING At Wipro, the health, safety, and well-being of our employees is of paramount importance. For us, well-being is a holistic process–one that connects mind, body, and community to keep us happy, healthy, and focused on living our life’s purpose. Our programs encompass three areas of employee well-being: Physical, emotional, and financial. Physical well-being Sitting for long periods of time can lead to discomfort, fatigue, and even injury. Poor posture, repetitive movements, and awkward positions can cause musculoskeletal disorders such as back pain, neck pain, and carpal tunnel syndrome. To address these issues, it is important to provide employees with an ergonomic workspace and encourage them to take regular breaks to stretch and move around throughout the day. As we assessed risks in the post-pandemic hybrid world, and understood the importance of incorporating these practices, we introduced an ergonomic tool called Stretch and Pause under the Wipro Well-being initiative. Stretch and Pause is a desktop tool that appears in the form of a pop-up on an employee’s laptop/desktop at regular intervals and reminds Wiproites to take a break from work These gentle non-intrusive reminders demonstrate easy exercises for eyes, neck, wrists, hands, legs, and back that help our employees relax and return to work with renewed energy. COVID-19 safety We took several measures to preserve business continuity during the pandemic, putting employee safety first. We established protocols for emphasizing prevention, reporting, and tracking infections, quarantine procedures, premise sanitization, and return-to-work protocols following an employee’s recovery. Health and safety risk assessment We are committed to making our workplace safe for our colleagues. Wipro was certified as COV-Safe for our well-defined hygiene management system. A COV-Safe audit was conducted in two stages–remote and then onsite–and we were evaluated on the six key aspects of hygiene management–leadership, risk management, compliance management, personal hygiene, facility hygiene, and monitoring measurement and analysis. Wipro engaged Bureau Veritas, a world leader in testing, inspection, and certification services. With a Platinum Grade rating of over 96%, our hygiene management system was identified as COV-Safe by the agency, making us the first in the IT industry in India with this distinction. All Wipro campuses adhere to Indian and international standards for hygiene, lighting, ventilation, and effective controls of noise and dust. Our occupational health centers have medical staff to monitor occupational health and provide immediate relief when needed. We also provide non-occupational medical and healthcare services to our employees. During FY23, our colleagues participated in different health drives and awareness programs. We also conducted off-the-job safety and road-safety sessions. To eliminate threats and safeguard a globally mobile workforce, Wipro maintains a dedicated 24x7 Global Security Command Center managed by our Global Security Group. The Foresight & Analysis (F&A) Division monitors worldwide changes to help develop risk briefs and projections for business teams. We ensure 100% training of security personnel with training requirements applicable to third-party organizations providing them. The topic of trainings covers aspects like PSH, Ethics, Human Rights, etc. We have engaged with competent partners to provide expertise and direction towards maintenance of health and safety.

Additionally, we have processes in place that allow employees to report any work-related hazards they may notice. The following steps are taken to assess risks and hazards: Breaking the job into successive steps or tasks Identifying any hazards associated with each step and task Identifying controls in place for each hazard Identifying applicable legal obligations relating to risk assessment and implementation of necessary controls Estimating the potential severity of an incident associated with each hazard from both safety and health aspects Estimating the probability of an incident occurring for each hazard (given existing controls) Calculating the risk Identifying possible additional controls needed to eliminate these hazards A network of certified and experienced medical practitioners take care of medical needs inside the premises. We have also derived confidentiality agreement with our partners in line with data privacy requirements. All our facilities have safety committees that meet quarterly and participate in risk assessments, safety inspections, incident investigations, and hygiene audits. Employees across India participated in committees on safety, food, and transport last year. More than 100,000 employees were covered in 21 locations in India and eight locations outside India under ISO 14000 and ISO 45001 certifications. Emotional well-being COVID-19 transformed health and wellness needs, creating a behavioural shift and a need for different approaches towards healthcare. Under Wipro Well-being, a data-driven approach to healthcare was adopted, ensuring it was sustainable, scalable, and unique. A holistic well-being platform that brings personalized offerings for health and wellness together was built under the wellness brand Nurturing Our Wellness (NOW). It has evolved into a three-point plan addressing employee well-being, connecting mind, body, and community. The Three-Point Plan Well-being is essential, and it is a sum of how we feel in mind, body, and our communities. When we find meaning in our work, it energizes our personal lives. When our relationships are fulfilling, we are in harmony with our communities. When our communities are supported and sustainable, so is our planet. And it all begins with feeling well. Wipro Well-being is designed to help us find the habits, activities, and approaches we need to succeed and thrive. The three-point plan is a set of programs and tools–from healthcare to fitness challenges, webinars to support groups, self-help guides to volunteering opportunities–designed to help employees build individualized plans for themselves and their families. These include: Mind From time to time everybody needs some space, a break, professional help or a ‘digital detox’. Wipro Well-being offers a structured program that includes off days, self-help tools, and confidential counselling. Body Physical health is an important aspect of how we feel. Wipro Well-being offers not only medical coverage, but also fitness trainings, a range of sessions and expert panels designed to help employees sleep and eat better, get fit, build healthy habits, and more. Community Being involved in a community and nurturing a sense of belonging is essential to overall well-being. Wipro Well-being extends volunteering opportunities, support groups, and other ways to reach out to employees in meaningful ways to drive their participation.

We provide several benefits to ensure employees achieve a positive work-life balance: • Our flexible working policy and work-from-home options enable employees to adjust their hours based on personal commitments. More than 95% of our employees were working from home during the pandemic. • Globally, Wipro commits to provide 12 weeks of paid maternity leave to female employees; five days of paid leave to male employees/secondary caregivers to be used within the first 90 days after childbirth, and four weeks of paid leave for adoption/surrogacy. Parents also have the option of the extended parental leave (90 days on an unpaid basis) to care for and bond with a newborn child. • Previously, extended leave after childbirth was only available to women. In FY23, we included new fathers under this policy to enable them to take extended parental leave for 90 days anytime within the first year after childbirth. In the event that local laws or regulations are more beneficial, those would apply. • Additionally, we also have day care and breast-feeding/ lactation facilities for all our full-time and contract employees in India. At present, we have 10 on-campus day care centers and affiliations with more than 100 centers across India. All employees in India are covered under medical and accident insurance policies. Financial well-being Our compensation packages are based on an employee’s skills, experience, and local laws and regulations. Salaries are determined based on the markets we serve and the cost of living in each of our locations. Through our integrated benefits program, we provide a range of options for better financial and social security, including efficient tax-management options, life and accident insurance, and medical coverage. Additionally, periodic webinars are conducted to raise awareness on financial planning, investments, and more. Employees in senior leadership positions receive long-term incentives through restricted stock units and performance stock units, which are designed to motivate and retain them. We continue to drive a high-performance and growth-oriented culture through our variable pay programs. Our management compensation is closely aligned with organizational objectives and priorities and rewards consistent high performance. We also conduct monthly audits of all labor standards for all full-time and part-time employees. To ensure all our value chain partners are remitting statutory dues to employees and the authorities regularly, we conduct regular audits of all third-party vendors using internal and external resources. MOTIVATING, EXCITING, AND ENGAGING EMPLOYEES THROUGH COMMUNICATION Employee communication In FY23, the Employee Communications team at Wipro has implemented strategic initiatives to enhance employee experience. With the pandemic accelerating the adoption of technology and creating a clear divide between the consumer world and enterprise technology, we focused on implementing innovative solutions that address these challenges. One of the key technology solutions implemented by the team has been to create a centralized employee experience and communications platform, giving employees easy access to information. This platform, The Dot, takes a human-centric approach, making it easier for employees to navigate and use. By incorporating personalization into the platform, we have ensured that employees receive information that is relevant to their needs and preferences.

The initial feedback from employees on the platform has been very positive, and we also have robust plans in place to ensure wide usage of the platform and further development of individual communities. Our internal conversational AI-powered virtual agent, WiNow, is another strategic initiative implemented for employees. More than a simple chatbot or deflection tool, WiNow provides a platform for colleagues to perform their transactions over chat. The tool’s success is driven by the continuous integration of new use cases and improved intelligence. Over time, AI-based tools like this will enable better decision-making for leaders by taking administrative tasks out of the workflow and enabling employees to make more strategic contributions to the organization. In addition, the focus of employee communications at Wipro today has been on being more inclusive, global, and engaging to appeal to a global workforce that comprises over 245,000+ employees across 65+ countries. We inspire colleagues to live our purpose and uphold our values, while creating differentiated experiences for them. We ensure our employees, contractors, and temporary staff receive all the latest updates relevant to their jobs through appropriate internal communication channels. The team has also considered feedback from employees, creating a more cohesive and integrated communication program that considers the needs of the global organization. In FY23, we also made a concentrated effort to redesign our new-hire Day 1 on-boarding session as a way of instilling pride in Wipro’s culture, achievements, and impressive client work. The session was redesigned to be high-touch and more personalized in a virtual setting. We also undertook a programmatic approach to rewrite auto-trigger emails sent from various internal systems, making them more conversational, engaging, and clear. So far, over 1,800 messages have been reworked. All our strategic initiatives have been introduced to create a more inclusive, engaging, and technologically advanced workplace, with the goal being to enhance the employee experience at our Company. All our strategic initiatives have been introduced to create a more inclusive, engaging, and technologically advanced workplace, with the goal being to enhance the employee experience at Wipro. Employee insights through Pulse-o-Meter surveys Pulse-o-Meter is an account-specific pulse-check, designed to elevate the employee experience through structured bi-annual check-ins in identified accounts. Account-level cohorts are created globally, and action plans are designed and tracked with active communications for all employees. The first cycle of the survey was launched in September 2021 for 58 accounts across IT, for all four Strategic Market Units (SMUs). At the end of FY23, we covered 113 accounts, implemented focused action plans, and closed 94% of our identified actions. Key highlights from the survey • More than 115,000 employees participated in Pulse-o-Meter surveys • The average experience score for Pulse-o-Meter 2.0 was 5.7 on a scale of 7, roughly equivalent to a score of 5.8 in the previous survey. The two top-rated parameters were client environment and workplace Parameters requiring further focus were pay and benefits, and growth opportunities • Engagement scores of women, at 5.73, were slightly higher than those of men, which scored at 5.67 Survey feedback was tracked, and account-specific actions were implemented. Digitalization and talent analytics As part of our efforts to enable HR business partners and leaders to make data-driven decisions, we launched interactive and intuitive dashboards. Going forward, these will give us insights using real-time data and advanced analytics into ways we can drive quick and proactive solutions.

HUMAN RIGHTS AND VALUES AT WIPRO Commitment to human rights Wipro is committed to protecting and respecting human rights and remedying rights violations as they occur, including in such areas as human trafficking, forced labor, child labor, freedom of association, the right to collective bargaining, equal remuneration and discrimination. Providing equal employment opportunity, ensuring distributive, procedural, and interactional fairness in all what we do, creating a harassment-free, safe environment and respecting one’s fundamental rights are additional ways in which we ensure human rights are upheld. As an equal-opportunity employer, we do not discriminate on the basis of race, colour, religion, sex, national origin, gender identity, gender expression, sexual orientation or disability. Our Code of Business Conduct (CoBC), Supplier Code of Conduct and Human Rights Policy are aligned to globally accepted standards and frameworks like the United Nations Global Compact, United Nations Universal Declaration of Human Rights, and International Labour Organization’s Declaration on Fundamental Principles and Rights at Work (ILO Declaration). The policies cover all employees, suppliers, clients, and communities across our business locations. Wipro is also one of the founding members of CII’s Business for Human Rights Initiative in India. As an equal-opportunity employer, we do not discriminate on the basis of race, colour, religion, sex, national origin, gender identity, gender expression, sexual orientation or disability. Freedom of association We respect the right of employees to freely associate without fear of reprisal, discrimination, intimidation, or harassment. Our employees are represented by formal employee representative groups in certain geographies including Continental Europe and Latin America, which constitute 2.9 % of our workforce, with an additional 1.3% under collective bargaining agreements. Our HR representatives ensure legislative awareness and compliance and meet with these groups regularly to inform and consult on any changes that might impact their terms and conditions of employment and/or their work environment. Risk identification process We have established committees and processes like the Ombuds, Prevention of Sexual Harassment Committee, Employee Experience Survey, Audit/Risk & Compliance committees, EHS, an Inclusion & Diversity Council and Culture Council to review progress and formulate strategies to address issues pertaining to compliance, safety, and a harassment-free workplace. These processes are periodically reviewed by top management, and we keep our employees updated through trainings, mailers, and internal social media platforms. We have identified the need for a continuing human rights due-diligence program, which we plan to implement this year. The human rights requirements form is part of our business agreements and contracts. Also, detailed due diligence is done before each merger or acquisition, outlining compliance and governance risks. Identified risks Through various projects, audits, and feedback, we have identified the following as potential risks to human rights. These are areas on which we need to focus: • A level-playing field across key pillars of diversity, specifically for employees with disabilities and for members of the LGBTQ+ community • Contract-employee engagement • Unconscious bias in the workplace Mitigation policies and processes To address these risks, we have developed specific interventions: A level-playing field across key pillars of diversity specifically for employees with disabilities and for members of the LGBTQ+ community. Inclusion champions and allies in the business have been trained to conduct awareness sessions for employees across units. These sessions cover themes like understanding gender and sexual orientation, inclusive language, and behavior at the workplace, becoming an ally, and others. Wiproites can declare a same-sex partner under family details and under our medical insurance policy and cover their registered partners. We have an LGBTQ+ handbook that acts as an important reference and aids in understanding the LGBTQ+ community.

To foster more inclusion of colleagues with disabilities, we have developed in-house awareness modules and workshops that cover topics like inclusive procurement, digital accessibility plus Web Content Accessibility Guidelines 2.1 standards, inclusive recruitment, and more. Customized workshops are also conducted periodically to raise awareness and help employees learn more about non-discrimination, accessible workplaces, communicating in sign language, awareness on reasonable accommodation, and workplace solutions to strengthen inclusivity. Contract employee engagement We engage contract employees to support our short-term projects in our India business. The duration of such engagements varies depending on the project and the role. We ensure the parent organizations provide medical insurance coverage along with Group Life Insurance for employees. We drive internal mandatory trainings on such important topics as Code of Business Conduct, Information Security Awareness Course & Code of Operations Conduct. Our HRSS team also conducts background verification checks on these employees. We have started conducting open houses, along with rest and relaxation sessions for employees deployed in Indian business units. We have designed an off-line tool to declare client assets and are arranging trainings to sharpen technical and soft skills to help employees advance in their career paths. Awareness of unconscious bias At Wipro, we encourage everyone to break the bias. For many years now, we have had an e-learning module on Unconscious Bias for all employees that helps them deepen their understanding of the subject. In FY23, we launched a new and revamped version of the Unconscious Bias e-Learning module. Over 72% of our colleagues have completed the Unconscious Bias e-Learning module. Additionally, we run global communication campaigns to raise awareness and change behaviors. Helping our employees thrive, achieve their full potential, and bring value to our clients begins with our managers and leaders. Therefore, our people managers go through inclusive leadership programs to ensure that the impact of potential bias is mitigated and they can build diverse and inclusive teams. HAVE COMPLETED THE UNCONSCIOUS BIAS E-LEARNING MODULE. ADDITIONALLY, WE RUN GLOBAL COMMUNICATION CAMPAIGNS TO RAISE AWARENESS AND CHANGE BEHAVIORS. PEOPLE RESULTS We have a culture of transparent and voluntary reporting across geographies that includes the Business Responsibility and Sustainability Report, the Sustainability Report, and the Dow Jones Sustainability Index, to name a few. These have strengthened our employer brand and internal business processes, creating differentiated people outcomes. Leaders who significantly influence Wipro’s human capital strategies are measured on the performance of key indicators in this area. These indicators provide insights into the effectiveness of human capital strategies, and are reviewed regularly at organizational and individual business unit levels.

Our approach to our suppliers is that of progressive partnership. This is based on core business requirements of quality, price, and speed combined with our non-negotiable principles of ethical and sustainable actions, e.g. zero tolerance for child labor. Suppliers are key partners in creating value for our stakeholders. MANAGEMENT APPROACH We have built systems and processes to ensure adherence to leading procurement practices including assurance of human rights, corruption-free business practices, transparent processes while encouraging environmentally sustainable business operations. During the supplier onboarding process, we thoroughly examine regulatory and financial information before including the vendor in Wipro’s vendor base. We utilize a third-party screening tool to check for adverse media reports, Office of Foreign Assets Control (OFAC) sanctions, Foreign Corrupt Practices Act (FCPA) violations and Politically Exposed Personnel. All vendors registering online must provide declarations regarding Wipro’s Anti-bribery & Anti-corruption policy, Supplier Code of Conduct, and Modern Slavery policy. Vendors with adverse media reports undergo an internal review before determining the potential engagement. For vendors providing services in identified sensitive sectors and geographies, we conduct an enhanced due diligence process. PILLARS OF SUPPLIER SUSTAINABILITY PROGRAM Ethical Wipro expects its partners to follow ethical procurement practices in line with core values of Wipro, the Code of Business Conduct (COBC), Spirit of Wipro Values and Supplier Code of Conduct (SCOC). We have system enabled database checks for vendors across geographies, third-party tools to track labor compliance in certain geos every month and credit scoring of suppliers customized for each category. We conduct annual sessions on anti-bribery and anti-corruption to identify high-risk geographies and social compliance programs for manpower services providers. Wipro follows a Vendor Risk Assessment policy to ensure Information security assessments of critical suppliers/vendors align with applicable policies, procedures, standards, and baselines. We utilize a security questionnaire based on industry frameworks like ISO 27001 and NIST 800-53 to evaluate vendor security controls. Assessment reports, approved by relevant stakeholders, highlight non-conformances and observations. We track and address these observations to achieve closure effectively. We conduct comprehensive audits to assess labor practices, including working hours, child labor, and workplace safety.

Social audit program Vendor compliance audit is carried out monthly, to monitor compliance with labor practices. The audit process plays a crucial role in identifying gaps and assessing the readiness of compliance requirements, as per the State specific regulatory requirements. Third-party audit tools are used for the monthly compliance check. Out of 367 vendor locations identified for the audit, 278 vendor audit locations have been completed. Wipro has partnered with DASRA, a strategic philanthropy foundation, to build better social and well-being practices within our suppliers through the Social Compact platform. Social Compact focuses on six key outcomes of informal worker practices: wages, health, access to entitlements, gender safety and future of work. This engagement will assist us in reflecting on our current worker practices, introducing remedial actions wherever necessary and monitoring through a social-compliance assessment customized for Wipro and our supply chain. Way forward The key challenges we face include vendors’ lack of awareness regarding labor compliance, the need to reassign tasks frequently due to changes in the vendor’s Single Point of Contacts (SPOCs), and the delayed resolution of non-compliance issues. The way forward is to streamline communication and enhance compliance awareness among vendors to expedite the resolution of non-compliance issues. Equitable Wipro being an Equal Opportunity employer is committed to procuring products and services which are developed based on universal design principles and accessibility standards such as Harmonized Guidelines (HG), 2016 Government of India for physical infrastructure and the WCAG (Web Content Access Guidelines) 2.1 AA meant for ICT products. We consider this is critical towards creating Wipro follows a Vendor Risk Assessment policy to ensure Information Security Assessments of critical suppliers/vendors align with applicable policies, procedures, standards, and baselines. equitable opportunity for all users, especially for persons with disability. At present, we have voluntary declaration provision for suppliers to illustrate how their products or services are accessible to all users with different abilities. Wipro has instituted two flagship programs for new as well as existing suppliers meeting certified norms of diversity: the ‘Wipro Inclusion & Diversity Opportunity for Vendors (WINDOV)’ series of virtual conclaves that enable direct access for small suppliers to present their capabilities to the global procurement team and the ‘Wipro Inclusive Supplier Development and Mentorship (WISDOM)’ program to strengthen these businesses by providing management as well as technical support to participating diverse suppliers. WINDOV Conclaves have enabled us to source goods from remotely located Indian tribal women and American businesses located in Historically Underutilized Businesses (HUB) zones; WISDOM interactions have enabled us to identify addressable barriers to increase our spend with existing Wipro diverse suppliers. On account of our supplier diversity initiatives, we were able to register 13.6% of our global spend with certified diverse suppliers and 3.8% of our global spend with MSME suppliers during FY23. Our target is to achieve global diverse spend of over 15% by 2024.

Ecological Wipro has been consistently recognized as an EPEAT Purchaser Award winner - since the past 5 years, which celebrates leaders in sustainable electronics procurement. We have also been recognized with the EPEAT (Electronic Product Environmental Assessment Tool) 5 STAR rating in both 2022 and 2023. This is awarded by the Global Electronics Council (GEC), the non-profit organization that manages the EPEAT ecolabel. EPEAT allows our organization to efficiently address the lifecycle impacts of the electronics we purchase. The categories covered in the 5 STAR Rating are Computers and Displays, Imaging Equipment, Television, Mobile Phones, Servers (Television being the new category added). Procurement of EPEAT certified products in calendar year 2021 was estimated to lead to a GHG reduction of 3873 tons CO2 equivalent, 171,788 MWh of energy savings and 39.8 million liters of water over the lifetime of products. We shall receive the assessment report for 2022 in July 2023. Our green building program follows an integrated approach spanning design, engineering services, materials and equipment procurement that meet stringent environmental criteria – both, at the construction and at the operational stages. In addition, we continue to procure renewable energy through Power Purchase Agreements (PPAs) from RE generators across three states in India. In the reporting year, we also completed an assessment of RE generators Our green building program follows an integrated approach spanning design, engineering services, materials and equipment procurement that meet stringent environmental criteria–both at the construction and at the operational stages. in two states based on the principles of the ‘Responsible Energy Initiative’ set up by ‘Forum for the Future’. These cover various social and environmental aspects in the setup and maintenance of power plants including impacts on local communities. Over the next few months, we plan to incorporate the learnings from the assessments in our present and future RE procurement engagements. We also annually assess our electronic waste recyclers on meeting recycling standards. Wipro is also committed to promoting environment-friendly practices in all aspects of its operations, including the procurement of materials and services for cleaning, cooling, landscaping, and safety practices. Here are some of aspects that Wipro takes into account while procuring the same: • Cleaning Wipro prioritizes eco-friendly cleaning by utilizing biodegradable products that are free from harmful chemicals. These products effectively clean and sanitize surfaces while minimizing environmental impact.

• Cooling Wipro employs energy-efficient cooling systems that consume less power and have a reduced carbon footprint These systems use eco-friendly refrigerants that do not harm the ozone layer. • Landscaping Wipro maintains its gardens and landscapes using organic and natural fertilizers that are chemical-free and derived from renewable resources. Rainwater harvesting and drip irrigation systems are promoted to conserve water. • Safety practices Wipro complies with environmental regulations and standards, ensuring safety practices align with sustainability goals. Non-toxic and biodegradable materials are used for safety gear, while promoting energy-efficient lighting systems. Employees are also encouraged to conserve energy and reduce waste. By adopting such practices, the Company not only reduces its impact on the environment but also ensures a healthier and safer workplace for its employees. CDP supply chain program We have joined the CDP supply chain program – the first India-based Company to join the platform. Through the platform we engaged with 60 of our top carbon intensive suppliers and encouraged measurement and disclosure of their environmental data on the CDP platform. Based on the disclosed emission allocations to Wipro, we carried out one on one discussions with few of the suppliers to broadly understand their methodology and approach towards the reporting of emissions data on the platform. For the current year engagement, we have refined our selection and shortlisted around 20 suppliers across each of the top categories based on spend values and sectoral emission intensity. Wipro has audited 42 out of 87 engineering service & facility supporting vendor partners for their services based on stringent environmental criteria. Some of the actual and potential negative environmental impacts identified in the extended supply chain include: • Supply chain transparency We rely on complex global supply chains, which can make it challenging to monitor and ensure responsible sourcing practices. The extraction of raw materials for electronics, such as rare earth metals, can have significant environmental impacts, including habitat destruction and water pollution. • Packaging waste The packaging used for shipping IT equipment and components can generate substantial amounts of waste. Excessive packaging materials, such as plastic and foam, contribute to pollution and waste management challenges. • Carbon footprint Transportation of goods and services within the supply chain contributes to the carbon footprint of IT services companies. This includes the transportation of raw materials, components, and finished products. Long-distance shipping and air freight can have particularly high carbon emissions.

Wipro Foundation represents the Corporate Social Responsibility (CSR) entity of Wipro Limited. Going back over two decades, we focus on social initiatives in the domains of Education, Primary Healthcare, Ecology, Disaster Response and Cities & Public Spaces. KEY ISSUES • Improving access to and quality of education • Education of children with disability • Fostering ecological resilience in communities • Augmenting public health systems • Augmenting community resilience after disasters • Democratic public spaces in cities • Improving quality and equity in engineering education STAKEHOLDERS ADDRESSED • Proximate communities • Public health systems • Public education system • Civil society organizations (CSOs) • Engineering students and faculty Through our community initiatives we collectively impact nearly 2 million people, in partnership with 230+ organizations. This includes 150,000 expectant and young mothers, and 250,000 infants, children, and persons with disability. 76

Value Creation for Stakeholders Statutory Reports and Financial Statements Education, Ecology, and Community Care SCHOOL EDUCATION Supported over ~68,000 children (including ~11,000 children with disability), and ~6,300 teachers through ~80 partner NGOs in 27 states and UTs. SCIENCE EDUCATION FELLOWSHIP PROGRAM Supported 1,500 STEM educators reaching out to more than 301,500+ underserved students since 2012 in 35 school districts in seven states in the US. Provided bursaries to 115 STEM teachers in the UK, in partnership with King s College London (KCL) and Sheffield Hallam University (SHU), since 2018. ENGINEERING EDUCATION Our engineering education program Talent Next covered nearly 50,000 students, of whom 20,000 were identified for intensive training through the ?Future Skills Program.? ECOLOGY Supported participatory water management practices and community grant projects in 5 cities. 15+ partners are engaged in urban ecology projects. SUSTAINABILITY EDUCATION Wipro earthian, our sustainability education program, reached out to 17,000+ students. Over 4,000 teachers across 200 districts have engaged with Wipro earthian s school program, which seeks to make sustainability axiomatic to education. More than 2,500+ college students participated in the 2022 National Sustainability Quiz. PRIMARY HEALTHCARE Reached out to 1.3 million+ people in Andhra Pradesh, Maharashtra, Karnataka, Kerala, Nagaland, NCR, Odisha, West Bengal and Rajasthan. This includes 150,000 expecting and young mothers and 250,000 infants, children, and persons with disability. We now run a total of 26 projects in primary healthcare with a focus on maternal and child healthcare. DISASTER RESPONSE Provided comprehensive support for relief operations for flood-affected vulnerable communities in Assam, covering a population of 325,000 people. INTERNATIONAL CHAPTERS: COMMUNITY INITIATIVES OUTSIDE INDIA Wipro Cares, our volunteering program, is active in ten countries, with a focus on digital skills, inclusion, the environment, and local engagement. USA We supported 10 projects aimed at providing underprivileged youth with digital skills, and promoting STEM education & environmental initiatives. Brazil We concentrated our efforts on food security in the northern regions. The Philippines 500 Wipro volunteers participated in community learning, tree planting, assisting visually impaired individuals, and supporting disadvantaged families. Romania Over 2,000 trees were planted to demonstrate our commitment to the environment. United Kingdom We partnered with an organization that assists girls and women in STEM education to donate laptops to a local school. EMPLOYEE ENGAGEMENT Around 3,300 employees contributed a total of over 13,500 volunteer hours through volunteer events. 13,000+ new employee-contributors joined our matching program, taking the total number of employees who contribute to Wipro Cares initiatives to 45,000. Our approach Wipro believes it is imperative to contribute to creating a more just, equitable, humane and sustainable society. We have been involved with social initiatives for more than two decades engaging in a deep, meaningful manner on critical issues in the fields of education, primary healthcare, ecology and disaster response. We choose to work on these domains, as they are widely recognized to be key enablers of societal progress and community-resilience with positive impacts over the long-term on livelihoods, health and well-being, gender equity, economic productivity and democratic participation. We work with a network of nearly 230+ committed partner organizations in these domains, who collectively implemented approximately 300+ projects in India, and in other countries such as the US, the UK, the Philippines, Romania and France, etc. Integrated Annual Report 2022-23 77

Reporting Context Our Capabilities Governance and Leadership Performance Overview ADVANCING THE COMMON GOOD At Wipro, being socially responsible is at the core of how we define ourselves and act. Our social engagements predate the regulatory mandates. These are linked to the realization that we are part of a larger ecosystem comprising of different stakeholders and communities. Wipro’s engagements in education have been both broad and deep. Equitable access to education for underprivileged communities, children with disability, and girl students has been our focus. We are currently partnering with ~140 partners from 27 states and UTs on ~15 thematic areas, making it one of the most diverse networks of education groups across the country. The 20th Partners? Forum of our education partners was held in Pune in December 2022 that saw the participation of 150+ CSOs. Wipro earthian, our flagship program in sustainability education, is in its 13th year. Cumulatively, the earthian school and college programs have engaged 50,000+ students and 20,000+ schools across India. This year, we also initiated the Wipro Climate Challenge, which brought together talented students from across India to build data-driven circular economy solutions and business models. Five college teams won the Challenge that saw more than 1,150 student applications. TalentNext, our India-wide program to develop competencies in emerging digital technologies among students and faculty, reached out to 50,000+ engineering students this year. ~850?faculty members from a new set of engineering and science colleges completed our faculty development programs. Our urban primary healthcare program has expanded further with a focus on maternal & child health, nutrition, adolescent health, mental health, capacity building of frontline workers, and augmenting the public health system. In line with our policy of strengthening our healthcare partner capacities, we also hosted the Wipro Cares Annual Healthcare Partners? Forum in February 2023, where more than 100 partners took part. In ecology, our work was characterized by continued support for existing programs in urban groundwater and solid waste management, along with directionally new initiatives in the areas of urban climate adaptation, and clean water and sanitation for the urban poor through our network of 15 partners. Wipro?s employees have repeatedly demonstrated that they are willing to rise to the occasion and contribute monetarily or by volunteering through the employee-led trust Wipro Cares. These occasions range from the humanitarian distress caused by the Russia-Ukraine war and the 2022 Assam floods. During the year, Wipro Cares? location chapters across India, present in cities that we operate in, organized 300+ volunteering events involving 3,000+ volunteers. With the overarching goal of driving local ownership of community projects and galvanizing larger employee involvement, we launched a redesigned program for countries other than India in the domains of Education, Digital Inclusion, Diversity, Poverty Alleviation and Animal Welfare. The requirement of an impact assessment for FY23 was applicable to our projects under Community Healthcare, Education for the Underprivileged, Education for Children with Disability, Higher Education for Skills Building, Engineering Education, etc. The impact assessment studies were positive about our efforts at making the interventions sustainable and reaching out to our target populations of the most vulnerable communities, families, and students effectively. ? Learn more about our Corporate Social Responsibility (CSR) policy, CSR projects, and impact assessment here. 78 Ambitions Realized.

HIGHLIGHTS Education We firmly believe that education is an enabler of social change. Our notion of good education envisages holistic development in multiple dimensions, including cognitive, social, emotional, physical and ethical abilities. Our School Education programs continue to be the cornerstone of our CSR initiatives, characterized by geographic breadth and thematic range. We work with ~140?partners across 27 states and UTs in the country who work on more than 15?thematic areas. Under our Access to Education Program last year, we supported 32 partners working towards providing access to education for about 12,000 students and 480 educators. Our goal of improving educational quality progressed further with the support extended to 10 new organizations under the Systemic Education Reform Program; working in collaboration with our partners, we have reached ~15,000 students and 3,000+ educators through this program. Our ?Education for Children with Disability? Program was also strengthened. Seven new organizations were added under this program through which we effectively Primary healthcare Boosting and strengthening our urban primary healthcare system is a focus area for us. This is because vulnerable communities still lack adequate personnel and amenities for their healthcare needs. Last year, we rolled out a mental health initiative in one of the communities in Pune, where we were already providing maternal and pediatric care. In Bengaluru, we began engaging with our schools network with a focus on improving the health and well- reached more than 11,000 CwDs through 21 partners. The Wipro Education Fellowship Program, which supports early-stage education organizations through fellowships for the founders, has 71 Fellows across 40 organizations who reached out to ~30,000 children and ~2,000 educators. ?Wipro earthian? is one of the largest sustainability education programs in India. It offers diverse learning opportunities for students in both schools and colleges. The program has engaged 3,000+ schools and 4,000+ teachers in 200+ districts across India. In addition, we also run a large national sustainability quiz for college students. Launched in 2015, it has seen participation from 8,600 teams till date. Over 50,000 students were covered through TalentNext, a large-scale program combining digital skilling for final year college students and capacity building for college faculty. In addition, 850+ faculty from 300+ engineering and science colleges across India participated in faculty development programs. being of children and adolescents. We introduced healthcare projects in Bhubaneshwar, Visakhapatnam, Coimbatore, Hyderabad and Jaipur. We added 12 healthcare projects in FY23, taking our total to 26 projects in the primary healthcare space. We?reached out to 1.3 million people through our work in healthcare across India, including 150,000 young and expectant mothers.

Ecology As a part of our deep commitment to ecological sustainability, Wipro has been involved with multiple programs related to the environment, both within our business ecosystem and in the civic and social sectors outside. Under our Urban Ecology Program, we remain committed to our key undertakings in groundwater administration and regulation in metropolitan areas such as Pune and Bengaluru. To foster conversations and encourage interdisciplinary collaborations on sustainability in Bengaluru, Wipro Foundation co-convened an inter-institutional initiative called Bengaluru Sustainability Forum (BSF). BSF has become an important space in the city for wide-ranging discussions on issues related to urban sustainability in the city. It also runs a successful small grants program that supports action-oriented projects on the urban environment. In Chennai, through the small grants program, we currently support 6 community-based interventions on water, climate and biodiversity. In Hyderabad, a call for six design interventions in water, waste, and public spaces has been initiated by our partner Hyderabad Urban Lab Foundation (HUL Foundation). In the National Capital Region (NCR), a new initiative to address urban biodiversity and hydrology issues has commenced in the Aravalli hills. The Aravallis offers crucial ecosystem services. To restore the health of this vital ecosystem, it is imperative to collaborate with the forest department for rainwater conservation and water provisioning to promote biodiversity. Additionally, we envision extending the well-known Mangar Bani Eco Club into other villages in the area. Under our Community Ecology Program, we focus on striking an ecological balance in our proximate communities by taking up projects that have direct and tangible benefits. We added a new project in Bhubaneshwar (Eastern India) that will support peri-urban communities in building integrated water, sanitation and hygiene management systems. It will also ensure continuous availability of clean water for drinking and domestic use. We are implementing rainwater harvesting in 7 government schools in the Greater Bengaluru Metropolitan Area. The project plays a role in enhancing the schools? self-reliance for their water requirements, and spreads awareness on water conservation among students. We continued to support agroforestry projects supporting farmer livelihoods at Coimbatore and the welfare of waste-pickers at Bengaluru and Mysuru. As a part of our deep commitment to ecological sustainability, Wipro has been involved with multiple programs related to the environment, both within our business ecosystem and in the civic and social sectors outside.

Disaster response Natural disasters such as earthquakes, floods and cyclones are beyond our control. These have devastating effects, especially in a geographically and climatically diverse country such as India. When these disasters strike, it is the already precarious livelihoods of underprivileged groups that are severely affected, leaving them particularly vulnerable. Wipro Cares collaborated with ?Doctors For You? (DFY) during the Assam Floods (2022) to provide comprehensive support for relief operations for flood-affected vulnerable communities in the districts of Cachar and Nagaon. The assistance provided included emergency health care services and the distribution of hygiene kits to over 65,000 households. As part of our long-term response to the Kerala floods of 2018, we collaborated with Kottappuram Integrated Development Society (KIDS) to establish a stitching unit to provide livelihood support to women in the states Thrissur and Ernakulam districts. Our disaster response projects aim to strengthen communities and assist them in rebuilding their lives and livelihood.

Environmental Sustainability. Climate change is a natural phenomenon that has been Climate change will impact all sectors of the occurring over geological timescales. However, over the economy, though there will be significant sectoral last century, the pace of change in Earth’s climate has and geographical variations. Extreme weather increased exponentially due to rapid industrialization events in cities exacerbated by unplanned and rapid and consumption of fossil fuel-derived products and development lead to infrastructure losses, impact services, resulting in heatwaves, changing rainfall accessibility and lead to health and well-being patterns, delayed winters, early summers, rising impacts due to vector-borne diseases. Service sector sea levels, increasing water stress, and tropical organizations located in urban centers such as Wipro diseases. Due to existing inequalities and inequities, could be impacted. adapting to climate change is harder for the most We endorse the Paris Agreement and the goal of vulnerable. The possibility of reversing the impact of limiting global warming to 1.5°C above pre-industrial climate change seems increasingly remote. However, levels. We aim to minimize greenhouse gas (GHG) immediate actions would reduce the probability of its emissions, air, land, and water pollution. Our Net Zero worst repercussions. targets have been validated by the Science-Based According to Intergovernmental Panel on Climate Targets initiative (SBTi), confirming our contribution to Change’s (IPCC) most recent assessment report, in meet the Paris Agreement. order to keep the global temperature rise below 1.5°C, rising emissions observed over the last century needs to stop by 2025. This can be achieved only through immediate emission reduction wherever possible. Wipro has had a clear and unequivocal commitment to environmental sustainability Over the past few years, we are seeing a groundswell of commitment towards mitigating and adapting to since 2007, of which climate change, water, climate change by businesses with nearly 15,000 biodiversity, and waste management are companies today disclosing through the Climate some key programs. Disclosure Project. Ambitions Realized. 82

PERFORMANCE HIGHLIGHTS Three-year trends of key natural metrics Total GHG emissions (tones of CO eq.) 2 447,683 326,896 340,553 FY21 FY22 FY23 Waste recycled excluding C&D (%) 80 80 85 FY21 FY22 FY23 EPI (kWh units per sq. mt. per annum) 194.7 177.3 181.1 FY21 FY22 FY23 Water recycled (% of total water consumption) 32 33 37 FY21 FY22 FY23 Renewable energy (% of total energy consumption) 42.6 47 60 FY21 FY22 FY23 Wipro, being a part of the service sector industry, has a lower environmental impact. Environmental Sustainability and Net Zero continues to be a focus area particularly for investors and customers. In the Materiality assessment conducted in March 2023, Climate change and environment did not appear in the top 5 issues across stakeholders. However, it is closely interconnected to all the other top-rated materiality themes such as Customer Centricity, Future-Ready Workforce, Ethical Governance and Transparency, Responsible Supply Chain, and Community Impact. The 27th Conference of the Parties to the United Nations Framework Convention on Climate Change COP27 seeks to reduce greenhouse gas emissions, build resilience, and adapt to the effects of climate change to deliver on the Paris Agreement. We expect the focus of COP28 will need to be on turning agreements into actions that reduce emissions and sustain people and the planet. Our approach to natural capital embraces the continuum of: Initiatives ?within the organization? that focus on reducing the energy, water, waste, and biodiversity footprint of our business operations; and Engaging in key external programs through a diverse set of partners on the issue of ecology We believe that we are better positioned for transitioning to a cleaner future because of our efforts to power our facilities with 100% renewable energy by 2030 and our aim of reaching Net Zero emissions across our value chain by 2040.

MANAGEMENT APPROACH/GOVERNANCE At Wipro, we have identified energy efficiency and Green House Gases (GHG) mitigation, water efficiency and responsible water management, pollution and waste management, and campus biodiversity as our most material issues and have developed programs around them. Monitoring related issues and across management the organization of climate- Our climate strategy aligns with various global principles, for example, Task Force on Climate-Related Financial Disclosure (TCFD), and is dynamically recalibrated in line with emerging trends. The strategy is reviewed annually by the CEO and the Chief Sustainability Officer, while progress against the strategy is reviewed quarterly. Climate-related issues concerning the organizations progress against energy and emissions targets for the short-term, medium-term, and long-term are monitored by our Chief Sustainability Officer and the Head of Global Operations. All the key organizational stakeholders are entrusted with various responsibilities relating to planning, executing, evangelizing, and advocating our Company?s sustainability agenda. Our senior leadership and key functions like the Facilities Management Group, Infrastructure Creation Group, Sustainability Office, Human Resources, Finance, and Risk Office are responsible for planning and review, internal evangelizing, and external advocacy. The Facilities Management Group and Infrastructure Creation Group are key stakeholders responsible for implementation while Employee Chapters take an active interest in delivering location-level community initiatives. Over the years, we have developed a comprehensive inventory of our GHG emissions across our value chain. Our participation in the Carbon Disclosure Project (CDP) Climate Change Investor and Supply Chain modules for over 15 years has aided in this process. In addition, we apply the Natural Capital Protocol guidelines to arrive at the valuation of our natural capital (NCV) that we publish in our annual Environmental Profit & Loss account. Advocacy Wipro is part of the ?Transform to Net Zero? coalition. This cross-sector initiative aims to accelerate the transition to Net Zero, with a goal for the world?s 1,000 largest companies to have Net Zero targets backed by transformation plans. We are doing this through focused work on enabling transformation by leveraging existing efforts, building accountability and governance, and led by science and best practice data and methods. Wipro is actively contributing to publication of a series of transformation guides and participation in its working groups (visit, transformtonetzero.org). Policy and processes Our Ecological Sustainability Policy (available here: www.wipro.com/content/dam/nexus/en/sustainability/ pdf/ecological-sustainability-policy.pdf) forms the structural framework for our environmental programs and management systems. We have adopted EMS (ISO 14001:2015 standard) for nearly two decades now, as one of the cornerstones of our implemented Environmental Management System (EMS), with 21 of our campus sites in India and 6 in Australia certified to ISO 14001 and ISO 45001 (Occupational Health and Safety) standards. Other campuses follow the same and are assessed as a part of our internal review/audit process. We were one of the early adopters of Green Building Design with 24 of our current buildings across campuses certified to the international LEED standard (Silver, Gold, and Platinum) during commissioning. We strive to maintain the same standards in the maintenance of our facilities. Strategic partnerships Strategic partnerships are key to achieving our goals across the value chain. We work with renewable energy suppliers, energy-efficient hardware manufacturers and service providers, and other partners who help to reduce our overall GHG footprint including employee commute and business travel footprint. The climate-related risks identified are assessed annually and included in the annual strategic planning exercise, in which all senior leaders participate; a multi-year planning view is incorporated, and priorities are targeted as short, medium, and long-term.

ENVIRONMENTAL RISKS, IMPACTS AND ASSESSMENT The Enterprise Risk Management and Sustainability functions at Wipro jointly oversee environmental and climate change-related risk identification and mitigation. In 2020, to address our physical climate-related issues, we conducted an analysis based on probable risk scenarios using the intermediate and business-as-usual scenarios, based on the IPCC Representative Concentration Pathways 4.5 and 8.5 to understand the medium to long-term effects of acute and chronic physical hazards on our globally spread facilities, data centers, and supply chain. These evaluations provide insights assisting our operational strategy and identifying critical opportunities to incorporate climate-related concerns into our long-term resiliency plan. Here is a list of cities and regions where we see an increase in frequency of climate change risks under the RCP 4.5 scenario (increase of global temperatures between 1.1 to 2.6C relative to 1986-2005). Risks identified with the potential to have a substantive financial or strategic impact over the next 5-10 years: Regulatory Mandates and regulation of existing products and services which include an annual increase of 7% in the cost of electricity. Chronic physical Rising mean temperatures can impact health and well-being of employees. The financial impact is estimated based on the projected number of extreme hot days based on RCP 8.5 warming scenario for 12 locations affecting 10% of employees and the resultant revenue loss. Acute physical Increased severity and frequency of extreme weather events such as cyclones and floods Potential revenue loss due to increased employee absence from work due to disruption in the city infrastructure is estimated based on inability to attend work for three or more days in the coastal cities of Chennai, Kochi, Kolkata, Mumbai, and Vishakhapatnam in India Besides India, impact to Wipro from physical climate risks is more prominent in: The Philippines Cyclones, floods, fluctuating rainfall and humidity China Coastal flooding Romania Floods, droughts The US Tropical storms and tornadoes Germany, the US, the UK, China, and Romania Transitional risk

The cost of repair for damages to build infrastructure, electric equipment and disruption in electricity grids would result in increase in use of captive diesel generators in few locations. Impacts identified using three key criteria People safety Any climate-related risk that might possibly endanger the safety of 1,000 or more of our personnel at any given time in any area is classified as having a significant financial effect. We have estimated this to be 0.5% of staff in specific cities. Wipro infrastructure Any climate-related risks that might need the relocation of more than 25% of personnel to other sites, as well as a 10% increase in infrastructure costs, are classified as having a substantial financial effect. Customer delivery Any climate-related risk that has the potential to influence our customer engagement by more than 25% of the relationship value is classified as having a substantial financial effect. Furthermore, any mission-critical service should be restored within the time frame agreed upon with clients. Our risk matrix categorizes climate-related threats according to (i) impact and (ii) likelihood. The cumulative financial impact of physical risks, regulatory risks, and chronic risks over a five-year period is estimated to be around 1.5% of expenses. This also accounts for the cost of managing risks through increased insurance premia, water recycling, and rainwater management infrastructure, energy efficiency programs, increased cooling costs, and employee relocation costs. We do not need to present a resolution at our AGM because we are not in a carbon-intensive industry and our emissions reduction program does not require any substantial modifications to our company strategy or operations. Energy Efficiency & GHG mitigation Targets Contribute effectively to actions across the value chain on the Climate Change Challenge To achieve Net Zero GHG emissions for Scope 1 and 2 by 2030 and for Scope 3 by 2040. Reduce baseline emissions by 75% for Scope 1, 2 by 2030 on 2017 baseline and 60% for Scope 3 on 2020 baseline. 100% RE for all owned facilities by 2030. Reduce the delivery footprint of top 25 accounts by 50% in terms of Scope 1, 2 and 3 GHG emissions with a year-on-year reduction of 5% on a compounded basis, by 2030, on 2023 baseline. Responsible management of scarce water resources Improve freshwater use efficiency by 65% in all owned facilities from the baseline measure of 200 liters per employee per day in FY23 to 70 liters per employee per day, by 2030. Improve year-on-year water efficiency per employee by 10% on a compounded basis. Increase share of recycled water as proportion of total water consumption to 50% by 2030. PERFORMANCE AGAINST GOALS Absolute emissions The absolute Scope 1 and 2 emissions (India) for FY23 has decreased by 17% from 82,544 tonnes to 68,760 tonnes. This is due to continued low occupancy and the resultant lesser conditioned area (50% reduction) at our offices. From the current year, we have included all the downstream assets in Scope 1 and 2 which are under our operational control. The dashboard below provides a summary of our Scope 1 and 2 emissions, and data centers. The figures are net emissions for all years.

Overall Scope 1 and 2 emissions FY22 FY23 Scope 1 Fuel 2,167 2,764 Refrigerant 7,404 6,876 Scope 2 Electricity 72,973 59,120 Data center (Scope 2 emissions) FY22 FY23 Data Center (India) 3,744 2,684 Data Center (Overseas) 5,916 4,609 Emissions intensity Our India office space emissions intensity (Scope 1 and Scope 2) is at 59 KgCO eq. per sq mt per annum, down by 2 32% from FY22. Currently, due to low occupancy on the campuses, we have considered a 50% effective area for the emission intensity. This is the estimated conditioned area when occupancy is less than half. Energy consumption The overall energy consumption from Scope 1 and 2 boundaries (operational and financial control) is 721.1 million Mjoules, compared to 645.9 million Mjoules in the previous year. The total energy consumption—electricity and diesel-based backup power—for office spaces in India is 188.7 million units; after including the electricity consumption for leased spaces, our global electricity consumption is 288 million units. Data centers in India and Germany contribute another 15.7 million units. Energy intensity EPI for company-owned office spaces, measured in terms of energy per unit area has decreased to 181.1 kWh units per sq mt per annum (from the previous years 177.3). However, the newly opened campuses like Kodathi SEZ aim to have an EPI lower than 80 kWh units per sq mt per annum. In the India operations, about 113 million kWh constitute renewable energy procured through independent PPAs (Power Purchase Agreements) with private producers. In total, the renewable energy footprint in our portfolio is 60%. Office emissions Though occupancy is low (around 20 to 50% across campuses), the building air conditioning, lighting, and allied electrical systems load use would not be proportional. From an assessment of three large campuses representing 35% of the total campus area, we see that the conditioned area average was around 50%. Around 70% of the energy consumption for offices is from air conditioning systems. Hence, the absolute energy consumption and emissions for buildings are not commensurate with low occupancy. We have also considered 50% of the building area for calculating the area intensities. Consumption statistics 28,193 EMPLOYEE COMMUTE 57,934 BUSINESS TRAVEL 101 WASTE 67,017 UPSTREAM FUEL+ ENERGY EMISSIONS 87,287 PURCHASED GOODS / SERVICES* (INCLUDING CAPITAL GOODS) 7,293 UPSTREAM AND DOWNSTREAM LEASED ASSETS 23,968 WORKFROM HOME EMISSIONS 271,793 TOTAL Tons (CO eq.) 2 *Purchased goods and services are based on material group and category spend for Tier 1 suppliers. For the current year we have made categorization changes of suppliers, which has resulted in the major reduction of emission for the category (from 253,955 tons CO e in 2 FY22).

SCOPE 3 EMISSIONS Our total Scope 3 emissions for FY23 are 271,793 tonnes of CO eq, which accounts for 80% of our total 2 footprint. Out of the 15 categories of Scope 3 reporting, as per the new GHG corporate value chain standard, we are currently reporting on all the 8 categories applicable to us. Work methodology -from-home (WFH) emissions: Calculation During the reporting year, most of the employees in India and overseas worked from their places of residence. We have estimated the emissions due to the WFH scenario for FY23 and have included them in our Scope 3 emissions portfolio. The methodology* is based on incremental energy consumption (electricity and natural gas) in a household in which members have transitioned to working from home, causing an increase in residential energy use. These are averages of select countries covered by various studies on remote work. The baseline energy consumption per household was derived based on IEA data of residential energy consumption by the population of the country. We have considered the number of employees working from home across the following geographies ANZ and APAC, EMEA; and LATAM and North America to calculate WFH emissions. Though a large number of the employees are based in India, its contribution to emissions is less due to significantly lower energy intensity per capita compared to other countries. TOTAL EMISSIONS The overall GHG emissions across all scopes are tonnes, the main contributors to which are: Purchased Goods and Services (26%), Electricity Purchased and Generated (17%), Upstream Fuel and Energy emissions (20%), and Business Travel (17%). * Anthesis paper on Estimating Energy Consumption & GHG Emissions for Remote Workers BENGALURU, INDIA Wipro Kodathi Campus Operations started from 2018 3 Towers (S4,S1,S3) | Campus Area -48.25 Acres Built up area ?3.48 million sq.ft Seating Capacity &gt; 19,000 Highlights Large scale (2.5 million sq.ft ) underfloor air distribution system with edge devices connected to IoT enabled GECC platform which tracks individual equipment efficiencies on a real time basis Battery Free Campus Rotary UPS replaces traditional battery powered UPS Global best in Energy: &lt;80kwh/m2/year Building envelope design and implementation of envelope with heat gain of ~0.8 W/sq.ft Double skinned facade (95% daylit workspaces) 35% area naturally ventilated reducing cooling requirement/energy footprint More than 80% of power requirement is from renewable energy sources Mechanized system for cleaning and maintenance 70% reduced drawl -?most water-efficient campus 100% of roof rain water is harvested

GHG MITIGATION MEASURES Our five-year GHG mitigation plan consists of three key elements Energy Efficiency (Reduce), Renewable Energy (RE) Purchase (Replace), and Business Travel Substitution (Reduce and Replace). Of this, RE procurement will contribute the maximum, 80% share to GHG emission mitigation strategy for Scope 1 and 2. Energy efficiency Our newer buildings in Bengaluru and Hyderabad are benchmarked against the global best with an expected EPI of below 80 (units per sq mt per annum) at full occupancy. These new buildings also avoid the use of UPS batteries and eliminate the environmental impact pertaining to battery manufacturing and disposal. For existing campuses, measures include new retrofit technologies to improve Chiller and Air Handling Units (AHUs), UPS optimization, integrated design, and monitoring platforms. The Global Energy Command Center aggregates Building Management System (BMS) inputs on a common platform to optimize operational control and improve energy efficiency. Around 15.2 million sq.ft across India are connected to the BMS, together contributing to 68% of total office space. The operations platform comes with the ability to address every element of the system at the equipment level and provides advanced algorithms for analytics to monitor performance. Any deviation is tracked and rectified with in-house/OEM support. Key equipment AMC contracts are tied to outcomes in terms of energy efficiency and availability of the system. We have started a program for the adoption of ISO 50001 Energy management system across our campuses out of which three of our campuses (Kodathi, Chennai, and Sarjapur 2) received the certifications in July 2022, which account for 35% of the total office space. Procurement We have joined the CDP supply chain program the first India-based company to join the platform. As a pilot, we had invited more than 50 large suppliers based on spending incurred last year, and over half of them signed up for the program. Details are covered in the ?Supplier Sustainability? section. RE purchase contributed to approximately 113 million kWh or 60% of our total India energy consumption. For details on green procurement in IT hardware and other categories, please see the ?Supplier Management? section. Business travel and employee commute As the situation of the pandemic improves and things return to normalcy, we have observed an increase in business travel and for that reason, we are looking to transition to low-emission travel choices and policies. We have taken steps that would optimize and make our travel more sustainable for employees (buses, commuter trains) and carpooling. We are the first major Indian business to join EV100, a global initiative by the Climate Group, in our commitment to transition our global fleet to electric vehicles (EVs) by 2030. At present, we have EVs as part of our fleet in a few cities (Bengaluru and Hyderabad). There are challenges in scaling up due to the availability of charging infrastructure, battery capacity, and our operational requirements. EV fleet deployment has dropped from an average of 8% (FY22) to 5% (FY23). Our CNG fleet deployment has increased from an average of 25% (FY22) to 38% (FY23). We have also taken additional steps to reduce emissions by increasing cab occupancy. We are the first major Indian business to join EV100, a global initiative by the Climate Group, in our commitment to transition our global fleet to electric vehicles (EVs) by 2030. At present, we have EVs as part of our fleet in a few cities (Bengaluru and Hyderabad). There are challenges in scaling up due to the availability of charging infrastructure, battery capacity, and our operational requirements.

Server rationalization and virtualization program 28 offices for client interactions and sales/pre-sales processes were migrated to State-of-Art Wireless Offices with a unified security platform. 250+ Network/Security devices were reduced. The energy power consumption was reduced from 403,731 kWh in FY22 to a mere 37,773 kWh in FY23. 120 servers and 11 voice gateways were decommissioned under various enterprise projects with an aim to reduce Wipros tech debt and legacy infrastructure. The total energy power consumption saved 1,366,034 kWh in FY23. 1,200 Cisco VOIP (Voice over Internet Protocol) phones were removed from various locations and users were moved to Microsoft Teams Direct Routing solution, enabling softphone functionality and omni channel. This initiative helped reduce 52,560 kWh of energy in FY23. Challenges and work in progress Presently, there are regulatory barriers in some states combined with supply-side constraints which constrain the acceleration of renewable energy share. To improve, we are planning to invest in ‘Group Captive’ across four states with the aim to reach 75% RE by 2025 from 60% RE in the current year. The Big 3 of our Scope 3 emissions Air Travel, Employee Commute, and Purchased Goods & Services?require different approaches as each one is in various stages of ?solutions maturity?. Rapid advances in electric mobility, the relatively high usage of public transport, and car-pooling by employee?s pre-pandemic have helped reduce our commuting related GHG emissions faster. The pandemic-induced hybrid work model has helped reduce our business travel-related emissions sharply. While this will ensure that we never go back to pre-pandemic levels of travel, we have seen a significant rebound effect of business travel emissions in the current year. From the current year we have accounted web services into our Scope 3 emissions. Rapid advances in electric mobility, the relatively high usage of public transport, and car-pooling by employee?s pre-pandemic have helped reduce our commuting related GHG emissions faster. Our Scope 3 goals will require an accelerated reduction of business travel emissions over the next 5 years. Given that sustainable aviation fuel is a few years away in terms of price parity, we plan to push the envelope on bringing about behavioural changes in business travel. We plan to begin engaging on a granular level to reduce our business travel emissions. While we have started engaging with our key suppliers on carbon management, it will be a few cycles before we can build maturity and explore mitigation levers jointly. Water Efficiency and Responsible Use At Wipro, we view water through an inter-related lens of efficiency of use and conservation, coupled with our approach of engaging with urban water as a boundaryless issue. Our articulated goals are therefore derived from this approach. Water efficiency By 2030, to improve the efficiency of freshwater use by 65% in all owned facilities from the baseline measure of 200 liters per employee per day (Lpcd) in FY23 to 70 Lpcd, with an interim target of 100 Lpcd in FY26. We will aim to drive this through year-on-year improvement of 10% water efficiency per employee on a compounded basis. To increase the proportion of recycled water in-use from 38% in FY23 to 50% in FY30 and interim target of 45% by FY26. Zero discharge of untreated wastewater. Contribute to a deeper understanding of systemic challenges of urban water in the major cities in India we operate from. Freshwater recycling and efficiency Freshwater consumption has seen a increase of 13% from last year to 878 million liters. The recycled water generation was 518 million liters, with a recycling ratio of 37%. The per capita consumption of water for the current year stands at 149 liters per employee per day, a reduction of 33% from the previous year. Freshwater consumption intensity has come down due to the arresting of leakages at three locations and the commissioning of STP at one location.

We also have consolidated operations by closing three locations. The freshwater area intensity at 0.9 KL per square meter has shown a decrease of 7% compared to the earlier year. Freshwater use: India offices’ sourcing of water Our water is from four sources: Private water (mainly groundwater delivered by tanker water suppliers), municipal water, water supplied by industry associations, in-situ groundwater and harvested rainwater with the first two sources accounting for nearly 85% of the sourced water. Water purchased from private sources is primarily extracted from groundwater. In-situ groundwater contributes to nearly 5% of our total freshwater consumption across cities in India. Our urban/peri-urban facilities located in three states- Karnataka, Tamil Nadu, and Telangana, are in water-stressed basins. The water supplied by the municipal bodies is sourced primarily from river or lake systems. The table at the bottom of this column provides the percentage of water sourced from different freshwater sources during the reporting year. Use of recycled water The major use of recycled water is for flushing 48%, landscape 37%, chiller 14%, and treated and discharged to municipal sewers 1%. Water consumption statistics 38% PRIVATE WATER (MAINLY GROUNDWATER) 6% GROUNDWATER (IN-SITU) 50% MUNICIPAL AND INDUSTRY BODIES 1.36% RAINWATER HARVESTED Collaborative advocacy on water Our long-term projects on Urban Water in Bengaluru and Pune are providing key policy insights and levers for citizen engagement and advocacy on ground-water management and its relationships to surface water flows and water bodies like lakes/tanks and wetlands. We bring together hydrogeologists, academia, government, and citizen groups for a nuanced understanding of issues catalyzing citizen action on the ground. We have consolidated all outputs of the engagement with partners in Bengaluru, Pune, Chennai, and Hyderabad into an ‘Urban Waters’ online repository (www.urbanwaters.in) covering multiple resources that include case studies, guidebooks, manuals, and other helpful resources. Going forward, the website will act as repository for not only the work that our partners do but also aims to present relevant information about emerging urban water issues. The focus on promoting on-ground engagements across the city on rainwater harvesting continues with engagements with communities, municipal corporations, and institutions in both Bengaluru and Pune. Multiple case studies and groundwater management practices across Bengaluru have been documented by Biome Environmental Trust, our CSO partner, over the last year. It was noted by Biome that a combination of new recharge/withdrawal wells, rejuvenating old ones, installing RWH systems, and dual plumbing systems has helped tackle localized seepage and flooding in the area. Similarly, a heritage public open well in the city center, was rejuvenated and is continuously being monitored and showcased as a potential case study around the benefits of shallow aquifer management and use. Our sustainable waste management initiative in a low-income community in Bengaluru was initiated in FY23 with Let?s Be the Change (LBTC). The project is on the periphery of the a large storm-water drain that is currently undergoing rejuvenation. LBTC is working with 1,200 households in the community to promote source segregation, timely pickup service as well a reduction in illegal dumping in common spaces. The first phase of our engagement with ACWADAM which began in 2020 has concluded. ACWADAM along with other Pune partners have been able to work towards mapping the aquifers of Pune, enlighten citizens about the collective benefits of groundwater conservation, and engage with multiple government departments on embedding groundwater thinking into their plans.

Additionally, ACWADAM, Bhujal Abhiyan, Jeevitnadi, CEE, and other like-minded institutions have been able to catalyze collaborative exercises that have led to the formation of a Groundwater Cell under the Pune Municipal Corporation. Additionally, citizen-led Managed Aquifer Recharge (MAR) exercises in key locations of the PMC, as well as along river stretches, are complete along with an inventory of springs and water tanker supply sources. ACWADAM concluded its two-year-long study of aquifers in Pune city within PMC areas in 2023. The study aimed to map the aquifer systems of Pune city, estimate the use of groundwater in the city of Pune, and suggest planning, management, and governance of groundwater sources. In the study, ACWADAM partnered with multiple Civil Society Organizations, research and educational institutes, and government bodies to co-create knowledge as well as inform interventions on-ground. The study surveyed over 2,400?wells 900+ dug wells and nearly 1,500 bore wells and 60+?natural springs. The resulting information led the team to identify 9 main shallow aquifers in the city as well as 19 separate shallow aquifers in higher elevations, and along with multiple other primary and secondary data on groundwater Pune. ACWADAM was able to build a framework for groundwater management in the city. The next phase of our engagement with ACWADAM is underway with similar interventions in the larger Pune metropolitan area. The collective efforts by Biome and ACWADAM with the Ministry of Housing and Urban Affairs (MoHUA) have led to an initiative under the AMRUT 2.0 scheme of implementing shallow aquifer recharge initiatives in 10 cities across the country. In Chennai, through the small grants program, we have currently supported 6 community-based interventions on water, climate, and biodiversity. A boot camp was organized in March 2023 and participants from multiple agencies, educational institutions, and organizations were invited to participate and apply for the next round of grants. In the first round, three projects were funded: designing an in-situ wastewater solution; for low income settlements digging of recharge wells in flood prone communities; and a detailed project report on the various interventions needed for lake rejuvenation. The current round of small grants focuses on promoting wetland literacy among Chennais youth using Toxic, Climate and Water Tours through the Construction of 3 deep aquifer recharge wells in Little Flower Convent to tackle local flooding. It also includes creation of a community garden in Kasturba Nagar to support urban biodiversity and uniting urban neighborhoods. In Hyderabad, we are putting together a knowledge repository of water in the city?consumption, sources, water bodies, built infrastructure, and impacts on water flows. In?FY24 we aim to support 6 community design intervention projects with a focus on urban ecological issues. The annual urban waters workshop was organized in March 2023 and brought together more than 60 urban water practitioners across the country for a 2-day event in Bengaluru. Urban Biodiversity The twin primary aims of our campus urban biodiversity program have been to convert our existing campuses into biodiversity zones and to develop them as platforms for wider education and advocacy, both within our organization and outside. Our biodiversity projects integrate multiple benefits of water conservation, ambient temperature reduction, air pollution mitigation, and employee engagement. We started our first campus biodiversity program in Bengaluru with a Butterfly Park in 2013. We have integrated various ecosystem and educational aspects in our later projects?Wetland Park in Bengaluru and a multi-thematic biodiversity project in Pune, both completed in 2019. We have now started work on a unique 40-acre reserve for endemic Eastern Ghats species in Hyderabad. Ex-situ conservation is one of the recommended methods to ensure the preservation of vanishing and threatened species and to maintain genetic diversity. Our biodiversity projects integrate multiple benefits of water conservation, ambient temperature reduction, air pollution mitigation, and employee engagement. We started our first campus biodiversity program in Bengaluru with a Butterfly Park in 2013.

COLLABORATIVE ADVOCACY ON SUSTAINABILITY We are actively engaged in several forums that advance advocacy on climate change and other related environmental impacts. Examples include the ‘Transform to Net Zero Coalition’, Forum for the Futures Responsible Energy Initiative, World Economic Forum’s Climate Change working group, ‘Business for Nature’ coalition, India Climate Collaborative, and CII GreenCo. Wipro actively supports the CII-GGBC GreenCo Movement in Karnataka State by chairing and leading the CII Karnataka GreenCo Forum. The objective The purpose of the forum is to create a platform where companies can share and learn the best green practices, interact, and network across sectoral and local associations, and collaborate with the Karnataka State Pollution Control Board for the promotion of green companies in the state. Wipro chaired the working group on “Value Chain Decarbonization,” which involved about 20 members from various industries and published a report covering Scope 3 emission inventory, challenges, and best practices. Along with the activities of the forum, Wipro actively supports the GreenCo Summit and Waste Management Summit events annually. BENGALURU SUSTAINABILITY FORUM (BSF) Bengaluru Sustainability Forum is a specific city-level initiative co-convened by Wipro. The platform for urban sustainability deliberations and programs has completed its 6th year and has gained good traction in seeding meaningful conversations and programs. BSF is housed at the National Center for Biological Sciences and anchored by a steering committee drawn from ATREE, NCBS, BIOME, Wipro, Science Gallery, NIAS, and Azim Premji University. To date, we have completed five rounds of collaborative small grants we have supported 36 projects out of which 20 have been completed. A podcast series titled Ooru has started which explores questions on the livability and sustainability of Bengaluru and is available on all podcast platforms. A ?Women and Environment Film Festival? called Jacaranda Tales in collaboration with Bengaluru Film Society and other stakeholders was organized in March 2022. BSF has also collaborated with organizations and events such as Science Gallery Bengaluru, Bhoomi College, and BLR Design Week on multiple initiatives.

Waste Management Pollution of air and water poses one of the most serious threats to community health and societal welfare. Managing these ?commons? in an urban context requires business organizations to look beyond their own boundaries and adopt an integrated approach. Our waste management goals 100% of organic waste generated from business operations is recycled for effective reuse. To ensure over 98% of other categories of waste is recycled as per appropriate national standards with less than 2% reaching landfill (excluding construction and demolition waste) by 2025. Our waste management strategy Regular monitoring of air, water, and noise pollution to ensure they are well within regulatory and industry norms Reducing materials impact on the environment through recycling and reuse Arranging for safe disposal of waste that goes outside our organizational boundaries. To operationalize our strategy, we segregate and monitor waste processing across 13 broad categories and 40 subcategories. The summary of our performance on solid waste management (SWM) is as follows: 80% of organic waste is recycled in-house and the balance sent as animal feed outside the campus. Close to 100% of the inorganic waste is recycled through approved partners. 75% of the total mixed solid waste and scrap is currently recycled and the rest sent to landfills, which is an improvement from 52% in the year before. Our target is to improve this to 80% next year. Biomedical and hazardous waste is incinerated as per approved methods. All our e-waste is currently recycled by approved vendors. Performance Total waste disposed of during the year was 4,561* tonnesan increase of 1,861 tonnes compared to the previous year. Campus occupancy has increased in the later part of FY23, from the low base in FY22 post- pandemic. In addition, some categories of waste like electronic waste, batteries, and mixed metals generated in the previous year were disposed. E-waste disposal has had a notable increase due to e-waste which were disposed of pre-COVID-19. Also, rapid technological advancement has attributed to the disposal of obsolete technology and devices. The construction debris has also seen an increase because of the HVAC pipe replacement. We monitor diesel generator stack emissions (NOx, SOx, and SPM), indoor air quality (CO, CO , VOCs, 2 RSPM), treated water quality, and ambient noise levels across 25 key locations every month. All of these meet the specified regulatory norms. For the reporting year, our safe disposal rate was 97%, i.e., 3% of waste was landfilled (excluding construction and demolition debris). * 90% of the sites covered under operational control

Compliance monitoring Wipro maintains a robust system to monitor waste disposal practices and ensure compliance with local laws and regulations. They conduct periodic audits of waste management processes and engage independent environmental consultants to evaluate compliance. Regular inspections help identify any deviations, and corrective actions are taken promptly to address non-compliance issues. Waste reduction and recycling Wipro promotes waste reduction through various measures such as minimizing the use of single-use plastics, promoting paperless operations, and adopting energy-efficient technologies. Wipro emphasizes recycling and encourages the use of recycled materials wherever feasible. Wipro collaborates with authorized recycling partners to manage electronic waste (e-waste) responsibly, ensuring compliance with relevant regulations. Waste collection and disposal Wipro collaborates with authorized waste management service providers to collect and dispose of different types of waste safely. Wipro ensures that these service providers comply with relevant regulations and possess the necessary licenses and permits. Waste collection is done systematically, adhering to predefined schedules and routes to optimize efficiency. Waste segregation Wipro follows a stringent waste segregation process at its facilities. Employees are educated and encouraged to segregate waste at the source into different categories such as recyclable, non-recyclable, hazardous, and organic waste. This segregation helps streamline the disposal process and enables efficient recycling and treatment of waste. Tracking and reporting Wipro maintains comprehensive records and documentation related to waste generation, segregation, collection, and disposal. Wipro utilize digital platforms and management systems to track waste data and generate reports on waste management performance. These reports help assess the effectiveness of waste reduction initiatives and identify areas for further improvement. Third-party vendor evaluation To ensure that third-party vendors abide by local waste management laws, Wipro employs a thorough evaluation process. We assess potential vendors’ waste management capabilities and compliance history, including any past violations or penalties. Wipro selects vendors who demonstrate a commitment to sustainable waste management practices and can provide evidence of proper waste disposal procedures. WIPROS NATURAL CAPITAL VALUATION PROGRAM Natural capital valuation is a rigorous framework that assesses and quantifies impacts positive and negative ?on nature or natural capital on account of a companys operations and value chain. Natural Capital Impacts are calculated across six key performance indicators (KPIs) namely, GHG emissions, air pollution, water consumption, water and land pollution, waste generation, and land use change. The methodology uses a value for the social cost of carbon that varies by country and geography. Typically, it uses a higher discount rate for developing countries as compared to developed countries, given that the former needs more ?ecological space? and time to fulfill their developmental imperatives. A note on the methodology: For calculating impacts due to air pollution only human health Impacts were considered as they contribute to 95% of the total impact from air pollution. Land use valuation was based on net change in economic value due to loss of ecosystem service and was calculated only for the electricity procured from the grid mix, since for the direct operations, land use change is not considered to be material. For calculating the impact due to water consumption, the following factors were taken into consideration impact on human health, the incidence of infectious disease, and impact of energy consumption. In FY23, the total environmental costs related to Wipros operations and supply chain were quantified at $0.28 billion ($0.32 billion in FY22), of which operational and supply chain impacts contribute 4% ($12 million) and 97% ($270 million) respectively. One of the main reasons for the decrease in the valuation is the recalculation of purchased goods & services for FY22. Of the operational impacts, the highest contribution is from electricity consumption at 77% ($9.3 million). Within Wipros upstream supply chain, purchased goods and services across all tiers of suppliers (85%; $230 million) and fuel and energy related activities (10%; $27 million) are the top two impact categories. In terms of the sources of impact, air pollution (68%; $190 million), and greenhouse gas emissions (22%; $62 million) are the top two contributors.

Boards Report Dear Members, It gives me immense pleasure to present the 77th Boards Report, on behalf of the Board of Directors (the ?Board?) of the Company, along with the Balance Sheet, Profit and Loss account and Cash Flow statements, for the financial year ended March 31, 2023. I. FINANCIAL PERFORMANCE On a consolidated basis, your Companys sales increased to H 904,876 Million for the current year as against H 790,934 Million in the previous year, recording an increase of 14.41%. Your Companys net profits decreased to H 113,665 Million for the current year as against H 122,434 Million in the previous year, recording a decrease of 7.16%. On a standalone basis, your Companys sales increased to H 677,534 Million for the current year as against H 595,744 Million in the previous year, recording an increase of 13.73%. Your Companys net profits decreased to H 91,767 Million in the current year as against H 121,353 Million in the previous year, recording a decrease of 24.38%. Key highlights of financial performance of your Company for the financial year 2022-23 are provided below: (H in Millions) Standalone Consolidated 2022-23 2021-22 2022-23 2021-22 Sales 677,534 595,744 904,876 790,934 Other Operating Income -? ?????????????? -?? —2,186 Other Income 23,542 47,061 22,657 20,612 Operating Expenses (578,387) (490,163) (779,819) (662,381) Share of net profit/ (loss) of associates accounted for — (57) 57 using the equity method Profit before Tax 122,689 152,642 147,657 151,408 Provision for Tax 30,922 31,289 33,992 28,974 Net profit for the year 91,767 121,353 113,665 122,434 Other comprehensive (loss)/income for the year (6,098) (1,487) 10,738 11,452 Total comprehensive income for the year 85,669 119,866 124,403 133,886 Total comprehensive income for the period ? ? ? ? attributable to: Minority Interest—?????????????? -?? 217 187 Equity holders 85,669 119,866 124,186 133,699 Appropriations ? ? ? ? Dividend 5,487 32,891 5,477 32,804 Equity Share Capital 10,976 10,964 10,976 10,964 EPS —Basic 16.75 22.20 20.73 22.37—Diluted 16.72? 22.14? 20.68? 22.31 Note: The standalone and consolidated financial statements of the Company for the financial year ended March 31, 2023, have been prepared in accordance with the Indian Accounting Standards (Ind AS) as notified by the Ministry of Corporate Affairs and as amended from time to time. Dividend Pursuant to Regulation 43A of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (?Listing Regulations?), the Board has approved and adopted a Dividend Distribution Policy. The policy details various considerations based on which the Board may recommend or declare Dividend, Companys dividend track record, usage of retained earnings for corporate actions, etc. The Dividend Distribution policy and Capital Allocation policy are available on the Companys website at https://www.wipro.com/content/ dam/nexus/en/investor/corporate-governance/ policies-and-guidelines/ethical-guidelines/12769-dividend-distribution-policy.pdf.

Pursuant to the approval of the Board on January 13, 2023, your Company paid an interim dividend of H 1 per equity share of face value of H 2 each, to shareholders whose names were appearing in the register of members as on January 25, 2023, being the record date fixed for this purpose, after deduction of applicable taxes. The total net cash outflow was of H 4,947 Million, resulting in a dividend payout of 5.39% of the standalone profits of the Company. The interim dividend of H 1 per equity share declared by the Board on January 13, 2023 shall be the final dividend for the financial year 2022-23. Your Company is in compliance with its Dividend Distribution Policy and Capital Allocation Policy as approved by the Board. Buyback On April 27, 2023, the Board of Directors of your Company approved the buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of H 2 each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of H445 per equity share for an aggregate amount not exceeding H120,000 Million, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, the Companies Act, 2013 and Rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately. Transfer to Reserves Appropriations to general reserves for the financial year ended March 31, 2023, as per standalone and consolidated financial statements were: (H in Millions) Standalone Consolidated Net profit for the year 91,767 113,500* Balance of Reserves at the 532,543 643,066 beginning of the year Balance of Reserves at the 616,647 765,703 end of the year * Excluding non-controlling interest For complete details on movement in Reserves and Surplus during the financial year ended March 31, 2023, please refer to the Statement of Changes in Equity included in the Standalone and Consolidated financial statements on page nos. 163 to 164 and 245 to 246 respectively of this Annual Report. Share Capital During the financial year 2022-23, the Company allotted 5,847,626 equity shares consequent to exercise of employee stock options. The equity shares allotted/ transferred under the Employee Stock Option Schemes shall rank pari-passu with the existing equity shares of the Company. The paid-up equity share capital of the Company as of March 31, 2023, stood at H 10,976 Million consisting of 5,487,917,741 equity shares of H 2 each. Subsidiaries and Associates As on March 31, 2023, your Company had 159 subsidiaries and 1 associate. In accordance with Section 129(3) of the Companies Act, 2013, a statement containing salient features of the financial statements of the subsidiary companies in Form AOC-1 is provided at page nos. 330 to 336 of this Annual Report. The statement also provides subsidiaries incorporated during the financial year, details of performance and financial position of each of the subsidiaries and associates. Audited financial statements together with related information and other reports of each of the subsidiary companies have also been placed on the website of the Company at https://www.wipro.com/investors/annual-reports/. Your Company funds its subsidiaries, from time to time, in the ordinary course of business and as per the funding requirements, through equity, loan, guarantee and/or other means to meet working capital requirements. In terms of the Companys Policy on determining ?material subsidiary?, during the financial year ended March 31, 2023, Wipro LLC was determined as a material subsidiary whose income exceeds 10% of the consolidated income of the Company in the immediately preceding financial year. Further details on the subsidiary monitoring framework have been provided as part of the Corporate Governance report.

Boards Report Particulars of Loans, Guarantees and Investments Pursuant to Section 186 of the Companies Act, 2013 and Schedule V of the Listing Regulations, disclosure on particulars relating to Loans, Guarantees and Investments are provided as part of the financial statements. II. BUSINESS AND OPERATIONS Celebrating over 75 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm with over 250,000 employees across six continents helping our Companys customers, communities and planet thrive in the digital world. Wipro is recognized globally for its strong commitment to sustainability. Your Company nurtures inclusivity as an intrinsic part of its culture. Your Companys deep resolve to improve the communities we live and work in, is appreciated by its customers, investors, analysts, and employees. Your Company aspires to be a ?value orchestrator? to its clients ? an end-to-end digital transformation partner that delivers personalized outcomes through holistic solutions. To achieve this, your Company proactively conceptualizes, orchestrates and seamlessly deploys value by bringing together domain knowledge, technologies, partners and hyperscalers to solve complex problems for its clients. Wipros holistic portfolio of capabilities and ability to navigate vertically and horizontally across ecosystems helps its clients achieve competitive advantage. Our focus is to maximize business outcomes by converging themes across industry domains, products, services, and partners as your Company develops and delivers tailored business solutions for its clients. This combined with operational excellence, automation, higher productivity and integration of consulting and technology practices, strengthens your Companys ability to deliver industry solutions effectively and at scale. Your Company is focused towards building long-term relationships with customers and tightly aligned visions and outcomes structured through a highly governed and co-managed engagement process. Wipros IT Services segment provides a range of IT and IT-enabled services which include digital strategy advisory, customer-centric design, consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development and, hardware and software design to leading enterprises worldwide. Wipros IT Products segment provides a range of third-party IT products, which allows it to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. Your Company provides IT products majorly as a complement to its IT services offerings rather than sell standalone IT products, and its focus continues to be on consulting and digital engagements, with a more selective approach in bidding for system integration engagements. Wipros ISRE segment consists of IT Services offerings to organizations owned or controlled by the GoI and/or any Indian State Governments. Your Companys ISRE strategy focuses on consulting and digital engagements with ISRE Customers. Further information on your Companys IT services and products offerings, industry and business overview are presented as part of the Management Discussion and Analysis Report (?MD & A Report?) from page no. 28 onwards. Material Changes and Commitments affecting the Business Operations and Financial Position of the Company Global economic activity experienced a sharper-than-expected slowdown in the financial year 2022-23. With central banks raising interest rates and food and energy prices coming down, global inflation is gradually subsiding. This has resulted in marginal improvement in business and household buying power. Verticals across the globe are showcasing signs of caution in their technology spending basis short-term and long-term priorities. The factors such as high inflation and potential recession across the globe have forced companies to drive cost optimization in their operations, invest in operational excellence and drive vendor consolidation. Companies are relying on technologies like cloud, AI and automation to achieve optimization and increase efficiency. Thus, the volatile global scenario is supporting the demand for technology adoption and digital acceleration. As the banking sector faces margin pressures, overall BFSI technology spends will observe greater caution and delay. Additional information regarding your Companys business operations and financial position are provided as part of the MD & A Report from page no. 28 onwards. Outlook The near-term outlook remains highly uncertain with downside risks of impact from tighter monetary policy, inflation and recession fears, pressures in global energy markets reappearing, unpredictable course of the geopolitical conflict in Europe, and the recent increase in financial market volatility. The rapid tightening of fiscal policies has exposed vulnerabilities both among banking and non-banking financial institutions, showcasing fluctuations in the financial conditions with the shift in sentiment. This may result in slowdown in demand in certain markets and lead to delayed decision making. Technology spending is forecasted to increase with enterprises? CIOs investing in value-driven transformation focused on areas like cloud transformation, automation, integration of AI, data analytics and cybersecurity as their top priorities. The demand for digital transformation and infrastructure modernization will continue to drive growth for the industry with accelerated adoption of digital and emerging technologies, such as next generation AI, augmented reality (?AR?), virtual reality (?VR?), extended reality (?XR?), web3 and metaverse, 5G and edge, cyber and bio convergence. While the emerging technologies will disrupt industries, they will also pose new risks in the areas of data privacy, surveillance and ownership. According to the Strategic Review 2023 published by NASSCOM (the ?NASSCOM Report?), revenue for the Indian IT services? sector is expected to witness growth of 8.3% year-on-year in fiscal year 2023, led by IT modernization including application modernization, cloud migration and platformization. Digital revenues are estimated to account for 32%-34% of total industry revenue, growing at 16% annually in fiscal year 2023. IT services contracts will include a significant digital component, led by digital transformation, cloudification, platform engineering, AI, building software-as-a-service (?SaaS?) enabled products and associated consulting services. According to the NASSCOM Report, next generation technologies, such as sensor technology, smart robots, autonomous driving, computer vision, deep learning, autonomous analytics, AR/VR, sustainability technology, edge computing, distributed ledger, spacetech and 5G/6G, are expected to witness twice the average growth in fiscal year 2023. Acquisitions, Divestments, Investments and Mergers Your Companys strategy supports value creation for clients and growth for the organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale, and a simplified operating model. The Company focuses its efforts and investments on maximum results, going deeper in areas that it believes it has the strength and defocusing on others, and scaling up to secure leadership positions. Your Companys new strategy will bring it closer to clients, drive greater agility and responsiveness and help us become the employer of choice. Further, your Company had invested in acquiring new technology and skills. Details of the transactions completed by your Company are listed below: a) In November 2022, Wipro IT Services UK Societas acquired remaining 51% equity stake in Wipro Doha LLC. Consequent to the acquisition of the additional equity stake, the holding in Wipro Doha LLC increased from 49% to 100%. b) In December 2022, your Company completed the acquisition of additional 3.3% equity stake in Encore Theme Technologies Private Limited (?Encore Theme?). With the completion of the acquisition of aforesaid equity stake, Encore Theme has become a wholly owned subsidiary of your Company w.e.f. December 27, 2022. c) In December 2022, Wipro LLC sold its Preferred Shares to Harte Hanks, Inc. by way of repurchase of shares. d) In December 2022, the membership interest held by Wipro Gallagher Solutions LLC in Wipro Opus Risk Solutions, LLC was sold.

Boards Report e) Wipro Ventures, the strategic investment arm of Wipro, invests in enterprise software and cybersecurity startups. These investments span across the Enterprise IT stack, and include areas like, Analytics, Business Automation, Cloud Infrastructure, Cybersecurity, Data Management, DevOps, IoT, Test Automation, among others. During the financial year 2022-23, Wipro Ventures has invested in five companies i.e Securonix, Qwiet.ai, Kibsi, Kognitos, and Spartan Radar. f) During the financial year 2022-23, your Company has carried out the merger of Cardinal Foreign Holdings S.? r.l. and Cardinal Foreign Holdings 2 S.? r.l. with and into Grove Holdings 2 S.? r.l, merger of Wipro Italia S.R.L into Mechworks S.R.L, and amalgamation of Rizing Canada Holdings Corp. with Rizing Solutions Canada Inc. g) During the financial year 2022-23, 14 subsidiaries of your Company i.e., Wipro Poland Sp. z o.o., Wipro US foundation, Neos Holdings LLC, Neos Software LLC, Capco (US) GP LLC, Capco (US) LLC, Neos LLC, Rizing Intermediate Inc, Rizing Intermediate LLC, Rizing Inc, Attune Hong Kong Limited, Vesta Macau Limited, Capco (Canada) LP and Capco (Canada) GP ULC were de-registered. Management Discussion and Analysis Report In terms of Regulation 34 of the Listing Regulations and SEBI circular no. SEBI/HO/CFD/CMD/CIR/P/2017/10 dated February 6, 2017, your Company has adopted salient features of Integrated Reporting prescribed by the International Integrated Reporting Council (?IIRC?) as part of its MD & A Report. The MD & A report, capturing your Companys performance, industry trends and other material changes with respect to your Companys and its subsidiaries, wherever applicable, are presented from page no. 28 onwards of this Annual Report. The MD & A Report provides a consolidated perspective of economic, social and environmental aspects material to your Company?s strategy and its ability to create and sustain value to its key stakeholders and includes aspects of reporting as required by Regulation 34 of the Listing Regulations on Business Responsibility Report. Business Responsibility & Sustainability Report Pursuant to Regulation 34(2)(f) of the Listing Regulations and SEBI circular no. SEBI/LAD-NRO/ GN/2021/2 dated May 5, 2021, your Company provides the prescribed disclosures in new reporting requirements on Environmental, Social and Governance (?ESG?) parameters called the Business Responsibility and Sustainability Report (?BRSR?) which includes performance against the nine principles of the National Guidelines on Responsible Business Conduct and the report under each principle which is divided into essential and leadership indicators. The BRSR is provided from page nos. 419 to 449 of this Annual Report. III. GOVERNANCE AND ETHICS Corporate Governance Your Company believes in adopting best practices of corporate governance. Corporate governance principles are enshrined in the Spirit of Wipro, which form the core values of Wipro. These guiding principles are also articulated through the Company?s code of business conduct, Corporate Governance Guidelines, charter of various sub-committees and disclosure policy. As per Regulation 34 of the Listing Regulations, a separate section on corporate governance practices followed by your Company, together with a certificate from V. Sreedharan & Associates, Company Secretaries, on compliance with corporate governance norms under the Listing Regulations, is provided at page no. 123 onwards. Board of Directors Board?s Composition and Independence Your Company?s Board consists of global leaders and visionaries who provide strategic direction and guidance to the organization. As on March 31, 2023, the Board comprised of two Executive Directors, six non-executive Independent Directors and one non-executive non- Independent Director. Definition of ?Independence? of Directors is derived from Regulation 16 of the Listing Regulations, New York Stock Exchange (?NYSE?) Listed Company Manual and Section 149(6) of the Companies Act, 2013. The Company

has received necessary declarations under Section 149(7) of the Companies Act, 2013 and Regulation 25(8) of the Listing Regulations, from the Independent Directors stating that they meet the prescribed criteria for independence. The Board, after undertaking assessment and on examination of the relationships disclosed, considered the following Non-Executive Directors as Independent Directors: Ms. Ireena Vittal Mr. Deepak M. Satwalekar Dr. Patrick J. Ennis Mr. Patrick Dupuis Ms. Tulsi Naidu Ms. P ivi Rekonen All Independent Directors have affirmed compliance to the code of conduct for independent directors as prescribed in Schedule IV to the Companies Act, 2013. Meetings of the Board The Board met six times during the financial year 2022-23 on April 12, 2022, April 28-29, 2022, June 8, 2022, July 19-20, 2022, October 11-12, 2022 and January 12-13, 2023. The necessary quorum was present for all the meetings. The maximum interval between any two meetings did not exceed 120 days. Directors and Key Managerial Personnel Pursuant to recommendation of the Nomination and Remuneration Committee, the Board had, on July 20, 2022, approved the appointment of Ms. P ivi Elina Rekonen Fleischer (DIN: 09669696) as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from October 1, 2022 to September 30, 2027, subject to approval of the shareholders of the Company. The said appointment was approved by shareholders of the Company vide special resolution dated November 22, 2022, passed through postal ballot by e-voting. Mr. William A. Owens retired as an Independent Director from the Board of the Company with effect from July 31, 2022. The Board places on record the immense contributions made by Mr. William A. Owens to the growth of your Company over the years. In the opinion of the Board, all our Directors, as well as the Director appointed during the financial year, possess requisite qualifications, experience, expertise and hold high standards of integrity. List of key skills, expertise, and core competencies of the Board, including the Independent Directors, is provided at page no. 126 of this Annual Report. Pursuant to the provisions of Section 152 of the Companies Act, 2013 and the Articles of Association of the Company, Mr. Thierry Delaporte (DIN: 08107242) will retire by rotation at the 77th AGM and being eligible, has offered himself for re-appointment. Committees of the Board Your Company s Board has the following committees: 1. Audit, Risk and Compliance Committee, which also acts as Risk Management Committee. 2. Nomination and Remuneration Committee (formerly known as Board Governance, Nomination and Compensation Committee), which also acts as Corporate Social Responsibility Committee 3. Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee). Details of terms of reference of the Committees, Committee membership changes, and attendance of Directors at meetings of the Committees are provided in the Corporate Governance report from page nos. 131 to 134 of this Annual Report. Board Evaluation In line with the Corporate Governance Guidelines of the Company, Annual Performance Evaluation was conducted for all Board Members as well as the working of the Board and its Committees. This evaluation was led by the Chairman of the Nomination and Remuneration Committee with specific focus on performance and effective functioning of the Board. The Board evaluation framework has been designed in compliance with the requirements under the Companies Act, 2013 and the Listing Regulations, and in accordance with the Guidance Note on Board Evaluation issued by SEBI in January 2017. The Board evaluation was conducted through questionnaire designed with qualitative parameters and feedback based on ratings. Evaluation of the Board was based on criteria such as composition and role of the Board, Board communication

Board s Report and relationships, functioning of Board Committees, review of performance of Executive Directors, succession planning, strategic planning, etc. Evaluation of Committees was based on criteria such as adequate independence of each Committee, frequency of meetings and time allocated for discussions at meetings, functioning of Board Committees and effectiveness of its advice/recommendation to the Board, etc. Evaluation of Directors was based on criteria such as participation and contribution in Board and Committee meetings, representation of shareholder interest and enhancing shareholder value, experience, and expertise to provide feedback and guidance to top management on business strategy, governance, risk and understanding of the organization s strategy, etc. The outcome of the Board Evaluation for the financial year 2022-23 was discussed by the Nomination and Remuneration Committee and the Board at their respective meetings held in April 2023. The Board has received highest ratings on Board communication and relationships, legal and financial duties of the Board and composition and role of the Board. The Board noted the actions taken in improving Board effectiveness based on feedback given in the previous year. In light of the external environment, the Board recommended additional focus on the area of risk management. Policy on Director s Appointment and Remuneration The Board, on the recommendation of the Nomination and Remuneration Committee, has framed the policy for selection and appointment of Directors including determining qualifications and independence of a Director, Key Managerial Personnel ( KMP ), Senior Management Personnel and their remuneration as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013. Pursuant to Section 134(3) of the Companies Act, 2013, the nomination and remuneration policy of the Company which lays down the criteria for determining qualifications, competencies, positive attributes and independence for appointment of Directors and policies of the Company relating to remuneration of Directors, KMP and other employees is available on the Company s website at https://www.wipro.com/content/ dam/nexus/en/investor/corporate-governance/ policies-and-guidelines/ethical-guidelines/wipro-limited-remuneration-policy.pdf. We affirm that the remuneration paid to Directors, Senior Management and other employees is in accordance with the remuneration policy of the Company. Policy on Board Diversity The Board, on the recommendation of the Nomination and Remuneration Committee, has framed a policy for Board Diversity which lays down the criteria for appointment of Directors on the Board of your Company and guides organization s approach to Board Diversity. Your Company believes that Board diversity basis the gender, race, age will help build diversity of thought and will set the tone at the top. A mix of individuals representing different geographies, culture, industry experience, qualification and skill set will bring in different perspectives and help the organization grow. The Board of Directors is responsible for review of the policy from time to time. Policy on Board Diversity has been placed on the Company s website at https:// www.wipro.com/content/dam/nexus/en/investor/ corporate-governance/policies-and-guidelines/ethical-guidelines/policy-on-appointment-of-directors-and-board-diversity.pdf. Risk Management Your Company has implemented an Enterprise Risk Management ( ERM ) framework based on globally recognized standards and industry best practices. The ERM framework is administered by the Audit, Risk and Compliance Committee. The ERM framework enables business by promoting a risk resilient culture, proactive management of Emerging risks and is supported by technology. The framework governs all categories of risks, the effectiveness of the controls that have been implemented to prevent such risks and continuous improvement of the systems and processes to proactively identify and mitigate such risks. For more details on the Company s risk management framework, please refer to page nos. 36 to 39 of this Annual Report. Cyber Security Being an IT & ITES service provider, your Company s high business dependency on its information technology and secured digital infrastructure, to interconnect offices, employee systems, partners and clients for the day-today business operations, as well as our hosting of data and service delivery, are susceptible to potential cyber event impacting confidentiality, integrity and availability of the technology environment. The cyber event(s) may lead to financial loss, disclosure of data, breach of privacy or security impacting reputation, trust, revenue, through legal, regulatory and contractual obligations. Such event(s) may directly impact your Company and its relationships with its clients and partners. Owing to the rise of connected devices, transition to cloud and use of other emerging technologies, and other factors, the impact of threats continue to increase while the threat attack area is evolving and increasing beyond the enterprise. There may be vulnerabilities in opensource software incorporated into your Company s offerings that may make the offerings susceptible to cyberattacks. In view of increased cyberattack scenarios, the cyber security maturity is reviewed periodically and the processes, technology controls are being enhanced in-line with the threat scenarios. Your Company s technology environment is enabled with real time security monitoring with requisite controls at various layers starting from end user machines to network, application and the data. Compliance Management Framework The Board has approved a Global Statutory Compliance Policy providing guidance on broad categories of applicable laws and process for monitoring compliance. In furtherance to this, your Company has instituted an online compliance management system within the organization to monitor compliances and provide update to the senior management and Board on a periodic basis. The Audit, Risk and Compliance Committee and the Board periodically monitor status of compliances with applicable laws. Code for Prevention of Insider Trading Your Company has adopted a Code of Conduct to regulate, monitor and report trading by designated persons and their immediate relatives as per the requirements under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. The Code, inter alia, lays down the procedures to be followed by designated persons while trading/ dealing in Company’s shares and sharing Unpublished Price Sensitive Information ( UPSI ). The Code covers Company s obligation to maintain a digital database, mechanism for prevention of insider trading and handling of UPSI, and the process to familiarize with the sensitivity of UPSI. Further, it also includes code for practices and procedures for fair disclosure of unpublished price sensitive information which has been made available on the Company s website at https:// www.wipro.com/content/dam/nexus/en/investor/ corporate-governance/policies-and-guidelines/ethical-guidelines/12765-code-of-practices-and-procedures-for-fair-disclosure-of-upsi.pdf. Vigil Mechanism Your Company has adopted an Ombuds process as a channel for receiving and redressing complaints from employees and directors, as per the provisions of Section 177(9) and (10) of the Companies Act, 2013, Regulation 22 of the Listing Regulations and Regulation 9A of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. Under this policy, your Company encourages its employees to report any incidence of fraudulent financial or other information to the stakeholders, reporting of instance(s) of leak or suspected leak of unpublished price sensitive information, and any conduct that results in violation of the Company s code of business conduct, to the management (on an anonymous basis, if employees so desire). Further, your Company has prohibited discrimination, retaliation, or harassment of any kind against any employee who reports under the Vigil Mechanism or participates in the investigation. Awareness of policies is created by, inter alia, sending group mailers highlighting actions taken by the Company against the errant employees. Mechanism followed under the Ombuds process has been displayed on the Company s intranet and website at https://www.wipro. com/investors/corporate-governance/policies-and-gui delines/#WiprosOmbudsProcess. All complaints received through Ombuds process and investigative findings are reviewed and approved by the Chief Ombuds person. All employees and stakeholders can also register their concerns either by sending an email to ombuds.person@wipro.com or through web-based portal at https://www.wipro.com/investors/ corporate-governance/policies-and-guidelines/#Wip

Board s Report rosOmbudsProcess. Following an investigation of the concerns received, a decision is made by the appropriate authority on the action to be taken basis the findings of such investigation. In case the complainant is non-responsive for more than 15 days, the concern may be closed without further action. The below table provides details of complaints received/disposed during the financial year 2022-23: No. of complaints pending at the beginning of 82 financial year No. of complaints filed during the financial year 1199 No. of complaints disposed during the financial year 1197 No. of complaints pending at the end of the financial 84 year All cases were investigated, and actions taken as deemed appropriate. Based on self-disclosure data, 14% of these cases were reported anonymously. The top categories of complaints were non-adherence to internal policy/process at 46%, followed by workplace concerns and behavioural issues at 23%. The majority of cases (60%) were resolved through engagement of human resources or mediation or closed since they were unsubstantiated. The Audit, Risk and Compliance Committee periodically reviews the functioning of this mechanism. No personnel of the Company were denied access to the Audit, Risk and Compliance Committee. Information Required under Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013 The Company is committed to providing a safe and conducive work environment to all its employees and associates. Your Company has constituted an Internal Complaints Committee under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and has a policy and framework for employees to report sexual harassment cases at workplace. The Company s process ensures complete anonymity and confidentiality of information. Adequate workshops and awareness programmes against sexual harassment are conducted across the organization. The below table provides details of complaints received/ disposed during the financial year 2022-23. Number of complaints at the beginning of financial 12* year No. of complaints filed during the financial year 141 No. of complaints disposed during the financial year 134 No. of complaints pending at the end of financial year 19 *Of the 13 complaints pending at the end of the previous year, 1 complaint was found to be invalid due to lack of response from the complainant. As per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, your Company follows calendar year for annual filling with statutory authority and as per the filing, a total of 51 complaints related to sexual harassment were raised in the calendar year 2022. Related Party Transactions Your Company has historically adopted the practice of undertaking related party transactions only in the ordinary and normal course of business and at arm s length as part of its philosophy of adhering to highest ethical standards, transparency, and accountability. In line with the provisions of the Companies Act, 2013 and the Listing Regulations, the Board has approved a policy on related party transactions. The policy on related party transactions has been placed on the Company s website at https://www.wipro.com/content/dam/ nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/policy-for-related-party-transactions.pdf. Prior omnibus approval of the Audit, Risk and Compliance Committee and the Board is obtained for the transactions which are foreseeable and of a repetitive nature. All related party transactions are placed on a quarterly basis before the Audit, Risk and Compliance Committee and before the Board for review and approval. All contracts, arrangements and transactions entered by the Company with related parties during financial year 2022-23 were in the ordinary course of business and on an arm s length basis. There were no contracts, arrangements or transactions entered during financial year 2022-23 that fall under the scope of Section 188(1) of the Companies Act, 2013. Accordingly, the prescribed Form AOC-2 is not applicable to the Company for the financial year 2022-23 and hence does not form part of this report.

Details of transaction(s) of your Company with entity(ies) belonging to the promoter/promoter group which hold(s) more than 10% shareholding in the Company as required under para A of Schedule V of the Listing Regulations are provided as part of the financial statements. Pursuant to Regulation 23(9) of the Listing Regulations, your Company has filed the reports on related party transactions with the Stock Exchanges. Directors Responsibility Statement Your Directors hereby confirm that: a) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures. b) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period. c) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities. d) the Directors have prepared the annual accounts on a going concern basis. e) the Directors have laid down internal financial controls to be followed by the Company and that such internal financial controls are adequate and operating effectively. f) adequate systems and processes, commensurate with the size of the Company and the nature of its business, have been put in place by the Company, to ensure compliance with the provisions of all applicable laws as per the Company s Global Statutory Compliance Policy and that such systems and processes are operating effectively. Wipro Employee Stock Option Plans/ Restricted Stock Unit Plans Your Company has instituted various employee stock options plans/restricted stock unit plans from time to time to motivate, incentivize, and reward employees. The Nomination and Remuneration Committee administers these plans. The stock option plans are in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, as amended ( Employee Benefits Regulations ) and there have been no material changes to these plans during the financial year. Disclosures on various plans, details of options granted, shares allotted upon exercise, etc. as required under the Employee Benefits Regulations are available on the Company s website at https://www.wipro. com/investors/annual-reports/. No employee was issued stock options during the year equal to or exceeding 1% of the issued capital of the Company at the time of grant. Your Company has received a certificate from the secretarial auditor confirming implementation of the plans in accordance with the Employee Benefits Regulations. Particulars of Employees Information required pursuant to Section 197(12) of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is provided as Annexure I to this report. A statement containing, inter alia, the names of top ten employees in terms of remuneration drawn and every employee employed throughout the financial year and in receipt of remuneration of H 102 lakhs or more and, employees employed for part of the year and in receipt of remuneration of H 8.50 lakhs or more per month, pursuant to Rule 5(2) the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is provided as Annexure II to this report. IV. INTERNAL FINANCIAL CONTROLS AND AUDIT Internal Financial Controls and their adequacy The Board of your Company has laid down internal financial controls to be followed by the Company and such internal financial controls are adequate and operating effectively. Your Company has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial disclosures.

Board s Report Statutory Audit At the 76th AGM held on July 19, 2022, Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) was re-appointed as statutory auditors of the Company for a second term of five consecutive years from the financial year 2022-23 onwards. Deloitte Haskins & Sells LLP, Statutory Auditors, have issued an unmodified opinion on the financial statements of the Company. There are no qualifications, reservations or adverse remarks made by the Auditors, in their report for the financial year ended March 31, 2023. Pursuant to provisions of the Section 143(12) of the Companies Act, 2013, neither the Statutory Auditors nor the Secretarial Auditor has reported any incident of fraud to the Audit, Risk and Compliance Committee during the year under review. Secretarial Audit Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Company has appointed Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, a firm of Company Secretaries in Practice, to conduct Secretarial Audit of the Company. The Report of the Secretarial Audit in Form MR-3 for the financial year ended March 31, 2023, is enclosed as Annexure III to this Report. There are no qualifications, reservations or adverse remarks made by the Secretarial Auditor in his report. V. KEY AWARDS AND RECOGNITIONS Your Company is one of the most admired and recognized companies in the IT industry. Your Company has won several awards and accolades, details of which are provided at page nos. 26 to 27 of this Annual Report. VI. SOCIAL RESPONSIBILITY AND SUSTAINABILITY Corporate Social Responsibility At Wipro, we think that it is critical to engage with the social and ecological challenges that humanity is facing in a deep, meaningful, and systemic manner. We believe in contributing towards creating a more just, equitable, humane, and sustainable society. Your Company chooses to work on domain and issues that are widely recognized as being vital enablers of societal progress and community-resilience with positive impacts over the long term on livelihoods, health and well-being, gender equity, economic productivity, and democratic participation. Our CSR policy reflects principles and strategies that have informed our long history of corporate citizenship and social responsibility. We are committed to an approach that is focused on bringing change from the inside out at four different levels: 1. Fulfilling primary fiduciary duties and regulatory obligations as reflected in high levels of corporate governance and transparency; 2. Proactive approach to initiatives inside the organizational ecosystem that demonstrate our commitment to a more humane and sustainable world; 3. Engaging with, and contributing to, relevant issues in neighborhood communities, in all regions and countries; 4. Using the power of collaboration and advocacy to influence larger societal progress. Our CSR programs implementation happens through multiple channels Wipro Foundation, Wipro Cares, and through functions and groups within the Company. Your company works with a network of over 230 committed partner organizations who collectively implemented approximately 300 projects across India, the US, UK, Philippines, Romania, France, among others, with collective positive impacts on over 2 Million people. As per the provisions of the Companies Act, 2013, a company meeting the specified criteria shall spend at least 2% of its average net profits for three immediately preceding financial years towards CSR activities. Accordingly, your Company spent H 2,157 Million towards CSR activities during the financial year 2022-23. The Board of Directors noted that your Company s CSR spend for the year ended March 31, 2023, was H 2,157 Million as against its obligation of H 1,986 Million. Pursuant to the recommendation by Nomination and Remuneration Committee and approval by the Board of Directors, an aggregate amount of H 508 Million was set off for financial year 2022-23. An excess of H 679 Million which was spent in financial year 2022-23 is available for set-off in a time frame of three immediately succeeding years, in equal proportion. The contents of the CSR policy and the CSR Report as per the format notified in the Companies (Corporate

Social Responsibility Policy) Rules, 2014, as amended from time to time, is attached as Annexure IV to this report. CSR policy is also available on the Company s website at https://www.wipro.com/content/dam/nexus/ en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/12773-policy-on-corporate-social-responsibility.pdf. The terms of reference of CSR committee, framed in accordance with Section 135 of the Companies Act, 2013, forms part of Nomination and Remuneration Committee. The Committee consists of three Independent Directors, Ms. lreena Vittal, Mr. Patrick Dupuis and Mr. Deepak M. Satwalekar as its members. Ms. lreena Vittal is the Chairperson of the Committee. Effective April 1, 2023, Ms. Tulsi Naidu, Independent Director, was appointed as member of the Committee. We affirm that the implementation and monitoring of CSR activities is in compliance with the Company s CSR objectives and policy. Particulars Regarding Conservation of Energy and Research and Development and Technology Absorption Details of steps taken by your Company to conserve energy through its Sustainability initiatives, Research and Development and Technology Absorption have been disclosed as part of the MD & A Report. VII. DISCLOSURES Foreign Exchange Earnings and Outgoings During the financial year 2022-23, your Company s foreign exchange earnings were H 637,061 Million and foreign exchange outgoings were H 313,746 Million as against H 548,490 Million of foreign exchange earnings and H 259,602 Million of foreign exchange outgoings for the financial year 2021-22. Annual Return Pursuant to Section 92(3) and Section 134(3)(a) of the Companies Act, 2013, the Company has placed a copy of the Annual Return as of March 31, 2023, on its website at https://www.wipro.com/investors/annual-reports/. Other Disclosures a) Your Company has not accepted any deposits from the public and as such, no amount on account of principal or interest on public deposits was outstanding as on the date of the balance sheet. b) Your Company has not issued shares with differential voting rights and sweat equity shares during the year under review. c) Your Company has complied with the applicable Secretarial Standards relating to Meetings of the Board of Directors and General Meetings during the year. d) Maintenance of cost records and requirement of cost Audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable to the business activities carried out by the Company. e) There are no significant material orders passed by the Regulators/Courts which would impact the going concern status of the Company and its future operations. f) Details of unclaimed dividends and equity shares transferred to the Investor Education and Protection Fund authority have been provided as part of the Corporate Governance report. g) There are no proceedings initiated/pending against your Company under the Insolvency and Bankruptcy Code, 2016 which materially impact the business of the Company. h) There were no instances where your Company required the valuation for one time settlement or while taking the loan from the Banks or Financial institutions. Acknowledgements and Appreciation Your Directors take this opportunity to thank the customers, shareholders, suppliers, bankers, business partners/associates, financial institutions and Central and State Governments for their consistent support and encouragement to the Company. I am sure you will join our Directors in conveying our sincere appreciation to all employees of the Company and its subsidiaries and associates for their hard work and commitment. Their dedication and competence have ensured that the Company continues to be a significant and leading player in the IT Services industry. For and on behalf of the Board of Directors, Bengaluru Rishad A. Premji May 24, 2023 Chairman (DIN: 02983899)

ANNEXURE I Statement of Disclosure of Remuneration under Section 197 of the Companies Act, 2013 and Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 Remuneration paid to Whole-time Directors ( WTD ) % increase/ decrease of Name of Directors Designation remuneration in 2023 as Ratio of remuneration to Ratio of remuneration to compared to 2022* MRE* MRE and WTD* Rishad A. Premji(1) Chairman (43.34) 86.92 86.92 Chief Executive Officer and Managing Thierry Delaporte(2) 3.26 916.12 916.12 Director MRE Median Remuneration of employees * Rounded off to two decimals (1) Remuneration paid to other Directors % increase/ decrease of Name of Directors Designation remuneration in 2023 as Ratio of remuneration to Ratio of remuneration to MRE compared to 2022* MRE* and WTD * Azim H. Premji Founder Chairman 2.29 11.78 11.78 Ireena Vittal Independent Director 16.97 18.74 18.74 Patrick J. Ennis# Independent Director 7.57 25.55 25.55 Patrick Dupuis# Independent Director 7.11 25.44 25.44 William A. Owens(3) Independent Director NA 12.13 12.13 Deepak M. Satwalekar Independent Director 15.48 17.29 17.29 Tulsi Naidu(4) Independent Director NA 14.49 14.49 P ivi Rekonen(5) Independent Director NA 8.47 8.47 MRE Median Remuneration of employees * Rounded off to two decimals # Theincreaseofremunerationin2023ascomparedto2022isduetoexchangeratefluctuation. (3) Mr. William A. OwensretiredasanIndependentDirectorwitheffectfromJuly31,2022andhencecomparablefigureshavenotbeenprovided. (4) Ms.TulsiNaiduwasappointedasanIndependentDirectorwitheffectfromJuly1,2021andhencecomparablefigureshavenotbeenprovided. (5) Ms.P iviRekonenwasappointedasanIndependentDirectorwitheffectfromOctober1,2022andhencecomparablefigureshavenotbeen provided. Remuneration paid to other Key Managerial Personnel ( KMP ) % increase/ decrease of Ratio of remuneration Ratio of remuneration Name of KMPs Designation remuneration in 2023 as to MRE * to MRE and WTD * compared to 2022* Jatin Pravinchandra Dalal** Chief Financial Officer (26.15) 99.10 99.10 M. Sanaulla Khan** Company Secretary (5.04) 29.57 29.57 MRE-MedianRemunerationofEmployees *Round off to two decimals **RemunerationincludesperquisitesvalueofRSUsexercisedduringtherespectiveyears

Notes: 1. The MRE excluding WTDs was H 899,571 and H 793,086 in financial year 2022-23 and 2021-22 respectively. The increase in MRE excluding the WTDs in financial year 2022-23 as compared to financial year 2021-22 is 13.43%. 2. The MRE including WTDs was H 899,571 and H 793,086 in financial year 2022-23 and 2021-22 respectively. The increase in MRE including the WTDs in financial year 2022-23 as compared to financial year 2021-22 is 13.43%. 3. The number of permanent employees on the rolls of the Company as of March 31, 2023, and March 31, 2022, was 248,813 and 236,204 respectively. 4. The aggregate remuneration of employees excluding WTD grew by 1.25% over the previous financial year, attributed to the increase in headcount. The aggregate decrease in salary for WTDs and other KMPs was 6.16% in financial year 2022-23 over financial year 2021-22, on account of the following: a) The Company determined that no commission was payable for financial year 2022-23 to Mr. Rishad A. Premji considering that the incremental consolidated net profits for financial year 2022-23 was negative. b) Reduction in variable pay and RSU amortization cost for Mr. Jatin Pravinchandra Dalal, in line with performance parameters of the Company. 5. Company affirms that the remuneration is paid as per the remuneration policy of the Company. Variable Pay Compensation The variable pay of executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the organization. The criteria for variable pay, which is paid out quarterly/annually, includes financial parameters like revenue, profit achievement, operating margin achievement and other strategic goals as decided by the Board, from time to time. Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, includes both time-based stock units (RSUs) and performance-based stock units (PSUs). The vesting of PSUs is based on performance parameters of the Company over a defined performance period and is linked to predefined financial goals. Time-based stock units typically vest over a defined period. The vesting pattern and schedule for both these types of stock units are as determined by the Nomination and Remuneration Committee.

ANNEXURE II Information as per Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 A) Top10employeesintermsofsalarydrawnduringthefinancialyear2022-23 Gross Sl. Date of joining Experience Name of the Employee Remuneration Qualification Age Last Employment Designation No. (DD-MM-YYYY) (yrs) (in D) 1 Thierry Delaporte#* 06-07-2020 824,114,292 Bachelor s Degree in Economy 56 28 Capgemini Chief Executive Officer and Finance, Masters in Law and Managing Director 2 Rishad A. Premji 20-07-2007 78,191,665 B.A, MBA 46 24 Bain & Company Executive Chairman 3 Jatin Pravinchandra Dalal* 01-07-2002 89,150,921 BE, CA, PGDBA, CFA (USA), 48 24 GE India President and Chief CGMA (UK), CMA Financial Officer 4 Saurabh Govil 11-05-2009 57,667,720 B.Sc, PGDM—PM & IR 55 34 GE India President and Chief Human Resources Officer 5 Harish Dwarkanhalli 10-12-2019 56,873,174 BE 48 26 Cognizant Technologies President—Applications and Data 6 Sunita Cherian 04-11-1996 49,669,469 B.Tech, PGDBA 49 26 First Employment Senior Vice President— Human Resources 7 Satya Easwaran 01-04-2022 36,889,195 BE, MBA 48 28 KPMG Senior Vice President 8 Hari Raja S 06-01-2020 33,566,537 Business Management 46 19 Cognizant Technologies Vice President & Science Practice Head—Sales Force 9 Arunkumar M 03-02-1997 30,816,846 M.S. Software Engineering 49 26 IISc Vice President & Practice Head 10 Dipak Kumar Bohra 14-06-2002 30,660,485 B. Com, CA, ICWAI 50 26 Aditya Birla Group Senior Vice President —Corporate Treasurer and Investor Relations Notes: 1. Remuneration comprises salary, allowances, commission, performance based payments, perquisite and Company s contribution to Provident Fund and super-annuation as per definition contained in Section 2(78) of the Companies Act, 2013, paid during the year. It also includes perquisites value of Restricted Stock Units (RSUs) exercised, if any, by employees 2. The nature of employment is contractual in all the above cases. 3. In terms of proviso to Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, particulars of employees posted and working in a country outside India, not being Directors or their relatives, have not been included in the above statement 4. Mr. Rishad A. Premji, who is in the employment of the Company, is the son of Mr. Azim H. Premji, Founder Chairman of the Company. Computation of remuneration of Mr. Rishad . Premji, Chairman includes cash bonus (part of his salary) on an accrual basis, which is payable over a period of time. # Figures mentioned in H are equivalent of amounts paid in foreign currency, as may be applicable. Computation of remuneration to the Chief Executive Officer and Managing Director, Chief Financial Officer is on an accrual basis and includes the amortization of RSUs granted to them, which will vest over a period of time and RSUs that will vest based on performance parameters of the Company.

B) Employees drawing salary of D 102 lakhs or above per annum and posted in India Gross Date of joining Experience Name of the Employee Remuneration Qualification Age Last Employment Designation (DD-MM-YYYY) (yrs) (in D) Amit S R 23-10-2015 12,563,312 LLB 46 22 HCL Technologies Ltd. General Manager & Associate General Counsel Anup G Purohit 24-05-2021 28,678,680 BE Electronics 52 27 Yes Bank Chief Information Officer Aparna Iyer 21-04-2003 20,240,312 CA 42 20 First Employment Senior Vice President and CFO- iDEAS Ashish Chawla 21-09-1998 18,690,339 CA 50 25 UTI Vice President and Head—O2C and Special Projects Atul Kapoor 29-05-2006 12,088,295 BE, B.Tech, PGDBM 55 32 BSNL Vice President and Head- Entities Integration, BiTS Bharat Shetty 26-02-2001 10,471,400 BE Electronics 47 22 Mastek Practice Head Bhaskar Pandey 01-10-2019 13,437,700 Post Graduate MMS 52 29 Vara Infotech Ltd. General Manager & Sector Head- India PRE Byomokesh Tripathy 07-07-2014 17,423,503 MBA 47 23 GE Appliances and Lighting Vice President Chandra Shekar S N 06-11-1995 21,951,181 BE 50 27 Indian Industrial Machines Vice President and Practice Head Denny John 12-08-1996 18,113,745 BE 51 32 Modi Olivetti Ltd. Vice President and Global Solutions Panthalookaran Head, CIS Devender Malhotra 23-08-2002 28,527,380 BE, PGD 51 28 Satyam GE Software Senior Vice President & Global Delivery Head—Cloud and Infra Services Dinesh Wadehra 01-06-2021 23,509,086 BE, MBA, MS 54 33 Jones Lang Lasalle Vice President Gaurav Kedia 27-11-2003 16,819,794 B.Com, CA, CS 42 19 First Employment Vice President, Global Controller Krishnan 13-04-2015 11,361,367 CA 55 31 Content Media India Pvt. CFO—CGO Subramanian Ltd. Kumar N S 03-07-1995 17,796,320 B.Sc Computer Science 52 31 C DAC Vice President & Delivery Head— APMEA Madhusudan 10-08-2015 10,264,860 B.Sc 50 24 Sapient Vice President Narayana Murthy Mandar Vanarse 01-09-2006 14,559,527 BE Electronics 48 28 Qualex Systems Pvt. Ltd. General Manager Manish N 02-12-2019 13,620,427 BE 52 31 SAP Labs India Pvt. Ltd. Vice President Manjunath A V 01-05-1995 18,424,720 BE 53 31 Standard Autolog Vice President and Talent Engineering Head Manoj 07-07-2003 17,101,438 BE 50 28 Skanda Software Global Head—Wipro HOLMES and Madhusudhanan DMTS Fellow Mohit B Lal 16-03-1999 22,334,378 B.Sc, MCA 53 29 MXSS Delhi Senior Vice President and COO iDEAS Murali 01-08-2012 13,384,587 BE 54 31 Allgreen Ecotech Solutions Vice President & Global Delivery Head Parthasarathy Pvt. Ltd.—CRS Nanda Kishore N 01-08-1994 27,094,074 BE, PG Diploma 51 29 Hypermedia Info Systems Chief Operating Officer A1 Narayana Prasad 01-12-2014 14,182,795 B.Tech—Chemical 51 28 Infosys Vice President Shankar

Gross Date of joining Experience Name of the Employee Remuneration Qualification Age Last Employment Designation (DD-MM-YYYY) (yrs) (in D) Naveen Surapaneni 09-12-2019 10,461,342 PGPM, B.Tech 49 25 Reliance Communications Sales Enablement Head Ltd. Navin Gadia 12-07-2006 12,344,724 CA 41 18 Atlas Shipping Vice President and Head- FP & A, Global Ops Finance Nidhi Grover 15-02-2022 11,526,299 B. Tech, MBA 39 18 Capgemini Invent General Manager and Strategy Head Niloy Mukherjee 16-01-2020 17,530,549 M.Tech 53 27 Cognizant Technologies Vice President & Practice Head Parminder Singh 02-03-2016 11,254,891 M.Tech 41 17 DuPont Head Government Affairs—Americas, Kakria Europe & APMEA Pradeep Kumar 10-03-2022 12,972,273 Electronics & 52 34 Kyndryl Solutions Pvt. Ltd. Vice President Saini Communication Engineering Prasad Gantasai 01-02-2006 27,810,042 B.A,MSW 49 28 Isoft India Senior Vice President Prasenjit Lahiri 05-01-1995 12,380,733 BE 54 29 TVS Electronics Vice President & Head Priti Kataria 01-06-1998 17,007,767 MBA 50 24 First Employment Senior Vice President and HR Head- iCORE Raghuraman 21-02-2007 10,633,640 ACA, MIRM (UK) 42 22 KPMG Vice President and Chief of Internal Ranganathan Audit Rajeev Menon 18-10-2021 17,916,516 PGD Human Resources 52 32 Cognizant Technology Vice President Solutions Ltd. Rajeev Rajagopalan 28-05-2020 10,613,493 BE 49 26 Conduent Vice President & Americas-2 Delivery Head Rajesh Sehgal 04-06-2001 14,073,657 BE, MBA 53 27 Hoogovens Head Delivery Transformation and Change Management Rajiv Kumar 21-05-2001 10,825,699 BE, MBA 48 26 Convergent General Manager and CSP Head— Communications Azure Ravi Kumar Emani 15-11-1996 10,284,836 MCA 51 26 First Employment General Manager and Sub Practice Head—Connectivity Reshmi Shankar 17-06-2019 11,262,925 Diploma in Hotel 46 22 Honeywell Vice President and Head FMG and Management CMF Rohit Vishal Gupta 02-08-2021 18,847,660 MA (PM&IR) TISS 48 23 Wipro GE Healthcare Pvt. Vice President Ltd. Saibal Basu 15-07-2002 19,196,757 B.Sc 57 33 Trigent Software Vice President Saikat Biswas 08-10-2018 10,597,821 B.Tech, MBA 50 23 Cognizant Life Sciences General Manager and Global Head— Digital Operations Practice MDPS, MFG and ENU Salil Mahajan 27-09-2021 11,135,800 MBA (Finance) 50 27 Cognizant Technology Vice President Solutions Ltd. Samir Gadgil 09-10-2004 19,281,021 BE, MPM 47 24 Cedar Consulting Vice President Sanaulla Khan 12-05-2015 26,599,091 M.Com, FCS 52 29 ICICI Prudential Life Senior Vice President & Company Mohammed Insurance Co. Ltd. Secretary Sandhya 21-03-2016 11,267,810 MBA 55 29 Deloitte Digital Service Delivery and Operations Ramachandran Arun Executive

Gross Date of joining Experience Name of the Employee Remuneration Qualification Age Last Employment Designation (DD-MM-YYYY) (yrs) (in D) Sanjay Tarsemlal 21-05-2019 11,944,355 MBA 49 24 Mphasis General Manager & Sector Head India Jaireth Senior BFSI Satish Raghammudi 19-11-2007 11,293,578 MBA Operations 48 23 Infosys Technologies Vice President & Global Delivery Head Information Technology —SAP, iDEAS Satish S Krishnan 13-09-2000 16,078,121 MSW 51 29 EDS India Pvt. Ltd. Vice President Satish Y 19-04-2000 18,644,895 BE 50 27 Jindal Vijayanagar Steel Ltd. Vice President and Head—Practices, Offerings Satvinder Singh 02-08-2021 14,187,071 M.S. Information 58 29 Barclays Bank Technology Vice President Madhok Systems Seshu Kumar G V 10-08-1998 10,291,306 B.Tech 48 27 ECIL General Manager & Practice Head— VDI Sharmila Nitin 02-01-2013 10,557,422 BE Electricals 55 30 RuralShores Vice President Paranjpe Shirish Patil 08-01-2001 10,735,822 BE Instrumentation, 48 26 Stock Holding Corporation General Manager and Practice Head AMP IIM Bangalore of India Ltd. Sridhar Renga 13-07-1998 10,537,706 BE Chemical 46 24 First Employment Vice President and Talent Engineering Ramanujam Head—Americas 1, iDEAS Srinivasan G 14-04-1999 15,193,711 BE 53 32 Indchem Electronics Vice President Sriram Ranganathan 07-11-2005 10,443,599 CA 40 18 Cognizant Technology Vice President & Global Tax Head Srivatsan 12-01-2012 16,599,078 PGDM Finance 55 28 Oracle Financial Services Vice President Venkataramani Ltd. Subhasish Biswas 02-05-2006 10,248,390 B.Tech. (Hons.) 54 29 Mphasis BPO Services Global Head Human Resources Mechanical PGDM Shared Services Sudheesh Babu C 02-04-2001 12,492,178 B.Com, ACA, CISA 55 36 Price WaterHouse General Manager & Practice Head Sumit Taneja 08-05-2006 19,848,692 B.A, PGD 45 19 Tata Motors Ltd. Vice President Swati Oberoi 06-11-2017 10,227,850 Business Management 56 32 Tata Consultancy Services General Manager Science Venkataraman 10-08-2004 15,764,659 B.Sc., Advance Diploma 52 18 NIIT Ltd. Vice President & Head—SDA, Strategy, Mahadevan in SMGT M&A, Marketing Vivek Mehrotra 01-04-2022 14,995,080 B.Com (H), CA 44 22 Microsoft CFO—COO and CTO

C) Employed for part of the year with an average salary of D 8.5 lakhs or above per month and posted in India Gross Date of joining Experience Name of the Employee Remuneration Qualification Age Last Employment Designation (DD-MM-YYYY) (yrs) (in D) Gayathri Krishna 11-04-2022 13,186,479 Post Graduate Degree in 55 33 KPMG India Vice President Mass Communication Prashant Nambiar 02-01-2023 5,260,350 B.Tech 46 24 Accenture Solutions Vice President Pvt. Ltd. Ritesh Hasmukh Shah 05-01-2023 7,780,035 CA 48 24 Capgemini CFO—APMEA Seema Sharma 06-03-2023 1,522,899 B.A., MBA 52 26 Kyndryl General Manager & Delivery Head Selvi Venkatesh 02-03-2023 1,021,340 BE 47 24 Visionet Systems General Manager & Account Delivery Head Simmi Dhamija 17-10-2022 7,935,174 PGDBM 50 24 Tech Mahindra Senior Vice President and Chief Operating Officer, APMEA Sriram Narasimhan 02-05-2022 13,156,963 MS Computer information 52 28 Fidelity Institutional Senior Vice President systems Investor Group Tejal Patil 22-08-2022 20,959,129 B.A, LLB Solicitor 54 31 GE South Asia (GE India Senior Vice President and Industrial Pvt. Ltd.) General Counsel Ulhas Deshpande 02-05-2022 13,732,326 BE 52 29 Price Water House General Manager and Sales Coopers Pvt. Ltd. Head Jagmohan Singh Babra 04-04-2022 15,556,037 BE, MBA 52 28 Mercer Consulting India Vice President and Head— Pvt. Ltd. Enterprise Services Ajay Nahar 24-06-2019 6,408,663 MBA (International 44 21 Ernst & Young General Manager Business & Finance) Amal Bhattacharya 03-08-2010 11,946,607 Corporate PGDBA, BE 58 32 Sun Microsystems General Manager & Presales Head India Anand Kabra 21-10-2021 14,545,060 PGDCA Operations 50 26 Cognizant Technology Vice President Solutions Ltd. Anurag Seth 03-05-1990 19,657,304 BE, PGDBM—Information 56 33 First Employment Vice President & Head Management Bhavani Padmanabhan 09-05-2016 13,793,028 LLB, Masters in Business 54 31 SABMiller India Ltd. Vice President & Deputy Law General Counsel—Global Legal Head-IP Deepak Acharya 01-02-2018 81,734,679 B.Sc, LLB, FCS 55 27 Procter & Gamble Senior Vice President & Singapore General Counsel Deepak Maheshwari 26-05-2003 6,121,754 MCA 50 25 Mphasis Corp General Manager & Presales Head—Data & Analytics Gopikrishnan Gouri 27-08-2012 24,805,960 PGDBM International 51 27 Infosys Ltd. Vice President & Managing Ramachandran Business General Partner Management Hariprasad Reddy 20-12-2004 13,392,119 M.Tech 53 23 General Electric Cap Vice President Kamini Shah 18-01-2017 27,135,896 CA 53 26 Hewlett Packard Vice President and BFM Head- Americas 1 Krishnakumar N 05-09-1994 42,000,398 B.Sc, M.Sc ( Computer 55 31 DRDO Vice President- Global Head Science) Service Transformation

Gross Date of joining Experience Name of the Employee Remuneration Qualification Age Last Employment Designation (DD-MM-YYYY) (yrs) (in D) Milind Halapeth 15-01-2007 29,994,308 BE, MBA 50 29 Publicis Groupe Vice President & Global Head Naga Jyotirmayi Banda 18-05-1994 27,800,739 MBA 51 29 Xavier Institute Vice President Narayana Shenoy 24-12-1990 4,635,653 BE (Computer Science) 54 32 First Employment General Manager & Practice Head Nithin Vellore Jaganmohan 06-11-2002 11,717,595 CA 48 23 A.F. Ferguson & Co. Vice President and BFM Head- Americas-2 Prakash C 23-12-1996 11,646,808 B.Sc 51 28 Excel Infosys General Manager & Sector Delivery Head Rahul Mansharamani 19-10-2004 29,992,833 BE, PG Diploma 47 23 Eicher Motors Ltd. Vice President Rahul Shah 02-11-2015 35,525,847 PGDM 52 27 Infosys Digital Vice President Sanjeev R 07-09-1998 18,791,087 BE 51 27 CMC Ltd. Solution Delivery Head Sanjeev Singh 02-11-2018 111,543,001 B.Tech, PGDM 57 22 Aegis Ltd. Senior Vice President Sarika Pradhan Jena 29-12-2003 1,862,068 M.Com 50 25 PWC General Manager Sheetal Sharad Mehta 16-09-1994 73,224,876 BE 50 29 First Employment Senior Vice President & Group CISO Sudhir Kesavan 09-01-2017 42,205,934 B.Tech 49 26 Value Labs Senior Vice President—Cloud Transformation Surendranath Garimella 10-07-2006 14,369,822 B.Sc., MCA 55 33 MSG Systems Vice President Vijayasimha Alilughatta 28-02-2014 54,038,864 BE 49 27 Infosys Ltd. Senior Vice President & COO- iDEAS Harsh Bhatia 07-11-2002 27,252,295 B.Sc 57 35 DakSH Vice President & Head— Quality, Risk & Compliance, Intl Ops Sandeep Aggarwal 11-05-2020 3,754,853 CA 47 27 Alight Solutions India Vice President, Finance Pvt. Ltd. iCORE Notes: 1. The above table contains details of employees in alphabetical order and does not include the details of remuneration drawn by the top 10 employees as their details are provided in item (A) of Annexure II to this Board s Report. 2. Remuneration comprises salary, allowances, commission, performance based payments, perquisite and Company s contribution to provident fund and superannuation as per the definition contained in Section 2(78) of the Companies Act, 2013, paid during the year. It also includes perquisites value of Restricted Stock Units (RSUs) exercised, if any, by employees. 3. The nature of employment is contractual in all the above cases 4. None of the employees employed throughout the financial year or part thereof, were in receipt of remuneration in that year, in which the aggregate, or as the case may be t a rate which, in the aggregate, is in excess of that drawn by the Managing Director or Whole-Time Director or Manager and holds by himself or along with his spouse and dependent children, not less than two per cent of the equity shares of the Company 5. In terms of the proviso to Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, particulars of employees posted and working in a country outside India, not being Directors or their relatives, have not been included in the above statement.

III Form No. MR-3 SECRETARIAL AUDIT REPORT [Pursuant to Sub Section (1) of Section 204 of the Companies Act, 2013 and Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014] For the Financial Year Ended March 31, 2023 To, The Members, Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560035 We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Wipro Limited ( the Company ). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/ statutory compliances and expressing our opinion thereon. Based on our verification of the Company s books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2023 ( the audit period ) complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter: We have examined the books, papers, minute books, forms and returns filed, and other records maintained by the Company for the financial year ended on March 31, 2023, according to the provisions of: i. The Companies Act, 2013 (the Act) and the rules made thereunder. ii. The Securities Contracts (Regulation) Act, 1956 ( SCRA ) and the rules made thereunder. iii. The Depositories Act, 1996 and the Regulations and Byelaws framed thereunder. iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment. There was no External Commercial Borrowing by the Company during the period under review. v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ( SEBI Act ): a. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. b. The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. c. The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 (Not Applicable to the Company during the Audit Period). d. The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. e. The Securities and Exchange Board of India (Issue And Listing Of Non-Convertible Redeemable Preference Shares) Regulations, 2013 (Not Applicable to the Company during the Audit Period). f. The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021 (Not Applicable to the Company during the Audit Period). g. The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client. h. The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021 (Not Applicable to the Company during the Audit Period).

i. The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018; (Not Applicable to the Company during the Audit Period) and j. Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. vi. Other laws applicable specifically to the Company namely: a. Information Technology Act, 2000 and the rules made thereunder b. Special Economic Zones Act, 2005 and the rules made thereunder c. Software Technology Parks of India rules and regulations We have also examined compliance with the applicable clauses of the following: i. Secretarial Standards issued by The Institute of Company Secretaries of India on meetings of the Board of Directors and general meetings. ii. Listing Agreements entered into by the Company with Bombay Stock Exchange Limited and National Stock Exchange of India Limited. We have not examined compliance by the Company with applicable financial laws, like direct and indirect tax laws, since the same have been subject to review by statutory financial audit and other designated professionals. During the period under review, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, etc. mentioned above. We further report that: The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act. Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting. As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous, and no dissenting views have been recorded. We further report that based on the review of the compliance reports/certificates of the Company Secretary which were taken on record by the Board of Directors, there are adequate systems and processes in the company commensurate with the size and operations of the company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines. We further report that during the audit period, except for the below event, there was no event / action having a major bearing on the Company s affairs in pursuance of the above referred laws, rules, regulations, guidelines etc. During the month of May 2022, the Company has completed the acquisition of Rizing group and its wholly owned subsidiary Attune Consulting India Private Limited for an aggregate purchase consideration of US$ 540 Million. For V SREEDHARAN & ASSOCIATES CompanySecretaries (V. Sreedharan) Partner FCS:2347;CPNo.833 Place: Bengaluru Date: April 27, 2023 UDIN: F002347E000207673 Peer Review Certificate No. 589/2019 This report is to be read with our letter of even date which is annexed as Annexure -1 and forms an integral part of this report.

To, The Members, Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560035 Our report of even date is to be read along with this letter: 1. Maintenance of secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit. 2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion. 3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company. ANNEXURE-1 4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc. 5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis. 6. The Secretarial Audit report is neither an assurance as to the future viability of the company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company. For V SREEDHARAN & ASSOCIATES CompanySecretaries (V. Sreedharan) Partner FCS:2347;CPNo.833 Place: Bengaluru Date: April 27, 2023 UDIN: F002347E000207673 Peer Review Certificate No. 589/2019

ANNEXURE IV ANNUAL REPORT ON CORPORATE SOCIAL RESPONSILITY ( CSR ) ACTIVITIES FOR FY 2022-23 1. Brief outline on CSR Policy of the Company: A brief outline of the Company s CSR policy, including overview of the projects or programs proposed to be undertaken, is available at https://www.wipro.com/investors/corporate-governance/corporate-social-responsibility/. 2. Composition of CSR Committee: The Nomination and Remuneration Committee ( Committee ) also acts as the CSR Committee of the Company. In October 2022, the erstwhile Board Governance, Nomination and Compensation Committee was renamed as the Nomination and Remuneration Committee. As on March 31, 2023, the Committee comprises of the following Members: Number of meetings of Number of meetings Sl. of CSR Committee Name of Director Designation/Nature of Directorship CSR Committee held No. attended during the during the year year 1. Ireena Vittal Independent Director, Chairperson of the Committee 5 4 2. Patrick Dupuis Independent Director, Member of the Committee 5 5 3. Deepak M. Satwalekar Independent Director, Member of the Committee 5 2* *TheCommitteewasre-constitutedduringtheyearonaccountofretirementofMr.WilliamA.Owens,w.e.f.July31,2022andappointmentof Mr.DeepakM.Satwalekar,w.e.f.August1,2022.SincetheappointmentofMr.DeepakM.SatwalekarasMember,thereweretwomeetings oftheCommittee. -EffectiveApril1,2023,Ms.TulsiNaidu,IndependentDirector,wasappointedasaMemberoftheCommittee. 3. Provide the web-link(s) where Composition of CSR committee, CSR Policy and CSR projects approved by the board are disclosed on the website of the company: Details on composition of CSR committee, CSR Policy and CSR projects approved by the Board of Directors are available at https://www.wipro.com/investors/corporate-governance/ corporate-social-responsibility/. 4. Provide the executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable: As required under rule 8(3) of the Companies (Corporate Social Responsibility Policy) Rules, 2014, the Company has carried out impact assessment on the applicable projects. The reports of such assessments are available at https://www.wipro.com/investors/corporate-governance/corporate-social-responsibility/. A brief summary is provided below: Name of the agency that Name & Key objectives of the Project conducted the impact Impact created assessment Community Healthcare: SaathiRe Social Impact The beneficiaries have become proactive about seeking Delivery of accessible, affordable, Solutions Private Limited routine medical check-ups and adopted good health and and comprehensive primary nutrition practices. health care services for vulnerable Succeeded in improving household and community populations. sanitation of the villages. Complementing the public health system and to systemically strengthen under-served issues that need the most attention.

Name of the agency that Name & Key objectives of the Project conducted the impact Impact created assessment Education for Underprivileged: Higher At Work Enabled access to education for first-generation Improving access to education learners, who come from the neighbouring low-income for children from under-served communities. communities. Created a blended approach to learning by quickly training the staff to use technology in their day-to-day Providing support to schools in work, reaching out to children online with sessions and improving teaching-learning practices providing learning material directly to parents without through opportunities for experiential access to technology. learning. Empowered multiple stakeholders, both students and teachers alike, by making them financially independent, furthered their formal education, and accessed capacity building programs to enable their professional growth. Education for Children with Disabilities: Higher At Work Provided quality education and therapy to most Improve access to quality education vulnerable children. and other critical support for children Facilitated the families of children with disabilities to with disabilities. understand their rights and entitlements, simplified Empower persons with autism and access to different government departments and their developmental disabilities and their schemes. families so that they become and are Created visible and tangible changes in the lives of recognized as productive members of children by building age-appropriate skills for growth and the community. independent functioning. Enabled a supportive system for the children with disabilities, in providing multiple opportunities for training of educators through short and long-term courses, creating a pool of trained special educators, in collaboration with mainstream institutions. Higher Education for Skills Building and SaathiRe Social Impact Provided a practical-based or hands-on project-based Engineering Education: Solutions Private Limited learning that allows students to gain practical experience Bridging the gap between the demand while pursuing their education. and supply of skilled professionals. The programs provide students with a blend of theoretical Providing students access and and practical knowledge, making them industry-ready exposure to theoretical and practical professionals. knowledge. Renewable Energy: DNV Business Assurance Highly positive impact observed on environment, health Evaluating the extent to which India Private Limited and safety aspects. renewable energy has helped to create Substantial carbon and water consumption savings a positive impact on the environment achieved through adoption and use of renewable energy. 5. a) Average net profit of the company as per sub-section (5) of section 135: J 99,277 Million b) Two percent of average net profit of the company as per sub-section (5) of section 135: J 1,986 Million c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years: NIL d) Amount required to be set-off for the financial year, if any: D 508 Million. This includes an amount of D 285 Million, being set-off from the excess spend in FY 2020-21 and D 223 Million, being set-off from the excess spend in FY 2021-22. e) Total CSR obligation for the financial year [(b)+(c)-(d)]: D 1,478 Million

6. a) Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project): D 2,124 Million b) Amount spent in Administrative Overheads: D 30 Million c) Amount spent on Impact Assessment, if applicable: D 3 Million d) Total amount spent for the Financial Year [(a)+(b)+(c)]: D 2,157 Million e) CSR amount spent or unspent for the Financial Year: Amount Unspent (in D) Total Amount Spent for the Financial Year Total Amount transferred to Unspent AmounttransferredtoanyfundspecifiedunderScheduleVII (in D Million) CSR Account as per section 135(6) as per second proviso to section 135(5) Amount Date of transfer Name of the Fund Amount Date of transfer 2,157 (Inclusive of administrative NIL NIL NIL NIL NIL overheads and amount spent on impact assessments) f) Excess amount for set-off, if any: (In H Million) Sl. Amount Particular No. (in D Million) (1) (2) (3) (i) Two percent of average net profit of the company as per sub-section (5) of section 135 1,986 (ii) Total CSR obligation for the financial year 2022-23 1,478* (iii) Total amount spent for the financial year 2,157 (iii) Excess amount spent for the financial year [(iii)-(ii)] 679 (iv) Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any NIL (v) Amount available for set off in succeeding Financial Years [(iii)-(iv)] 679 *ThisexcludesanaggregateamountofH508Million,beingtheamountset-offinFY2022-23fromtheexcessspendsofFY2020-21and 2021-22. 7. Details of Unspent Corporate Social Responsibility amount for the preceding three financial years: 1 2 3 4 5 6 7 8 Amount Balance Amount Amount Amount transferred to Amount transferred to a Fund as Preceding Unspent CSR in Unspent CSR Spent in Specified under Schedule VII as per remaining to Sl. Financial Account under Account under the second proviso to subsection (5) of be spent in Deficiency, if any No. Year(s) subsection (6) of subsection (6) of Financial section 135, if any succeeding section 135 section 135 Year Financial Years (in D) (in D) (in D) (in D) Amount (in D) Date of transfer 1 FY-1 NIL NIL NIL NIL—NIL— 2 FY-2 NIL NIL NIL NIL—NIL— 3 FY-3 NIL NIL NIL NIL—NIL— 8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year: Yes No If yes, enter the number of capital assets created/acquired: Not Applicable Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year: Not Applicable

Short particulars of the Amount Pincode of the property or asset(s) [including Date of of CSR Details of entity/ Authority/ Sl. No. property or complete address and creation amount Beneficiary of the registered owner asset(s) location of the property] spent (1) (2) (3) (4) (5) (6) CSR Registration Number, Registered Name if applicable address 9. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per sub-section (5) of section 135: Not Applicable Sd/- Sd/- Thierry Delaporte Ireena Vittal Chief Executive Officer and Managing Director Chair person of Nomination and Remuneration Committee (DIN: 08107242) (DIN: 05195656)

Corporate Governance Report I. WIPRO S PHILOSOPHY ON CORPORATE GOVERNANCE Wipro s governance framework is driven by the objective of enhancing long term stakeholder value without compromising on ethical standards and corporate social responsibilities. We also strive to ensure balance between our aims and minority rights in all our business decisions. Efficient corporate governance requires a clear understanding of the respective roles of the Board and of Senior Management and their relationships with others in the corporate structure. Sincerity, fairness, good citizenship, and commitment to compliance are key characteristics that drive relationships of the Board and Senior Management with other stakeholders. Wipro s Corporate Governance philosophy flows from the Spirit of Wipro that represents the core values by which policies and practices of the organization are guided. The spirit is deeply rooted in the unchanging essence of Wipro. But it also embraces what we must aspire to be. It gives us direction and a clear sense of purpose. Our brand identity reflects the Spirit of Wipro. Our core values have remained constant, though our Company has transformed many times over the years. In addition, our Chairman introduced the Five Habits essential to drive a Growth Mindset in early 2020, which are our values in action. Five Habits is our culture transformation initiative. With this initiative, your Company encourages its leaders to exemplify the fundamental behaviours aligned to each of the Five Habits. Your Company believes that its leaders will be the most visible examples of its culture. They are encouraged to be great role models for their teams, as the Company cascades this message further. Your Company believes that this change is intrinsically personal and greatly driven by an individual s will to be open to learning through life. The values encapsulated in the Spirit of Wipro and Five Habits are: So far, over 32,000 leaders and 165,000 employees globally have been part of 106 immersive and interactive sessions hosted by our senior leadership team on the Five Habits. Corporate governance at Wipro is implemented through robust board governance processes, internal control systems and processes, and strong audit mechanisms. These are articulated through the Company s Code of

Corporate Governance Report Business Conduct, Corporate Governance Guidelines, and charters of various Committees of the Board and the Company s Disclosure Policy. Wipro s corporate governance practices can be described through the following four layers: a) Governance by Shareholders b) Governance by Board of Directors c) Governance by Committees of Board d) Governance through management process In this report, we have provided details on how the corporate governance principles are put into practice within Wipro. II. SHAREHOLDERS The Companies Act, 2013, Listing Regulations and NYSE Listed Company Manual prescribes the governance mechanism by shareholders in terms of passing of ordinary and special resolutions, voting rights, participation in the corporate actions such as bonus issue, buyback of shares, declaration of dividend, etc. Your Company follows a robust process to ensure that the shareholders of the Company are well informed of Board decisions both on financial and non-financial matters and adequate notice with a detailed explanation is sent to the shareholders well in advance to obtain necessary approvals. The Company seeks approval of shareholders on various resolutions at the Annual General Meeting held every year. In addition, approval of shareholders is also sought through postal ballot in case of urgency of the matter as per the applicable regulations. III. BOARD OF DIRECTORS Composition of Board As of March 31, 2023, our Board had two Executive Directors, six Non-Executive Independent Directors and one Non-Executive Non-Independent Director. The Executive Chairman and Whole-Time Director, and the Non-Executive Non-Independent Director are Promoter Directors. The Chief Executive Officer ( CEO ) and Managing Director is a professional CEO who is responsible for the day-to-day operations of the Company. Of the seven Non-Executive Directors, six are Independent Directors, free from any business or other relationship that could materially influence their judgment. In the opinion of the Board, all the Independent Directors are independent of the management and satisfy the criteria of independence as defined under the Companies Act, 2013, the Listing Regulations and the NYSE Listed Company manual. The Board is well diversified and consists of three women Independent Directors and five Directors who are foreign nationals. The profiles of our Directors are available on our website at https://www.wipro.com/ leadership. Board Meetings The Board meeting dates are decided in consultation with the Board members. The schedule of the Board meetings and Board Committee meetings are communicated in advance to the Directors to enable them to attend the meetings. The Board meetings are normally scheduled over two days. In addition, every quarter, Independent Directors meet amongst themselves exclusively. In line with Para 4 of Schedule B of SEBI (Prohibition of Insider Trading) Regulations, 2015, it is the endeavour of the Company that the gap between the clearance of accounts by audit committee and board meeting is as narrow as possible. Information flow to the Board Members Information is provided to the Board Members on a continuous basis for their review, inputs, and approval from time to time. More specifically, we present our annual strategic plan and operating plan of our business to the Board for their review, inputs, and approval. Likewise, our quarterly financial statements and annual financial statements are first presented to the Audit Committee and subsequently to the Board for their approval. In addition, various matters such as review of business performance, appointment of Directors and Key Managerial Personnel, corporate actions, review of internal and statutory audits, details of investor grievances, specific cases of acquisitions, important managerial decisions, material positive/ negative developments, risk management initiatives including cyber security along with mitigation actions and legal/statutory matters are presented to the respective Committees of the Board and later with the recommendation of Committees to the Board of Directors for their approval, as may be required. As a system, in most cases, information to Directors is submitted along with the agenda papers well in advance of the Board meeting. Inputs and feedback of Board Members are taken and considered while preparing agenda and documents for the Board meeting. Sufficient time is allocated for discussions and deliberations at the meeting. Documents containing Unpublished Price Sensitive Information are submitted to the Board and Committee Members, at a shorter notice, as per the general consent taken from the Board, from time to time. Post the Board meeting, we have a formal system for follow-up, review and reporting on actions taken by the management on the decisions of the Board and Committees of the Board. Appointment of Directors The Board has adopted the provisions with respect to appointment and tenure of Independent Directors consistent with the Companies Act, 2013 and the Listing Regulations. As per the provisions of the Companies Act, 2013, the Independent Directors shall be appointed for not more than two terms of a maximum of five years each and shall not be liable to retire by rotation. At the time of appointment of an Independent Director, the Company issues a formal letter of appointment outlining their role, function, duties and responsibilities. The template of the letter of appointment is available on our website at https://www.wipro.com/content/dam/ nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/template-of-letter-of-appointment-to-independent-directors.pdf . Details of the Director proposed for re-appointment at the 77th Annual General Meeting ( AGM ) is provided at page no. 101 as part of the Board s Report and in the notice convening the 77th AGM. Lead Independent Director The Board has designated Ms. Ireena Vittal as the Lead Independent Director. The role of the Lead Independent Director is described in the Corporate Governance guidelines of your Company and is available on the Company s website at https://www.wipro.com/content/ dam/nexus/en/investor/corporate-governance/ policies-and-guidelines/ethical-guidelines/12766-corporate-governance-guidelines.pdf . Policy for Nomination of Directors, their Remuneration and Board Diversity The Nomination and Remuneration Committee has adopted a policy for selection and appointment of Directors, including determining qualifications and independence of Directors, Key Managerial Personnel and Senior Management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013. The Company has also adopted a policy on Board Diversity which guides the organization s approach to diversity in the composition of the Board and is available on the Company s website at https://www.wipro.com/content/ dam/nexus/en/investor/corporate-governance/ policies-and-guidelines/ethical-guidelines/policy-on-appointment-of-directors-and-board-diversity.pdf . Criteria for Selection of Independent Directors and Key Skills, Expertise, and Core Competencies of the Board The Board of the Company comprises of eminent personalities and leaders in their respective fields. These Directors are nominated based on well-defined selection criteria. The Nomination and Remuneration Committee considers, inter alia, experience, qualifications, skills, expertise, and competencies, whilst recommending to the Board the candidature for appointment of Independent Director. In case of appointment of Independent Directors, the Nomination and Remuneration Committee satisfies itself about the independence of the Directors vis- -vis the Company to enable the Board to function independently of the management and discharges its functions and duties effectively. In case of reappointment of Independent Directors, the Board also takes into consideration, the performance evaluation and engagement level of the Independent Directors. The Nomination and Remuneration Committee ensures that the candidates identified for appointment as Directors are not disqualified for appointment under

Corporate Governance Report Section 164 and other applicable provisions of the Independent Directors have completed the registration Companies Act, 2013 and the Listing Regulations. with the Independent Directors Databank. As required under Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, all the In the opinion of the Board and the Nomination and Remuneration Committee, the Board of Directors of the Company possess relevant skills, expertise and competence to ensure effective functioning of the Company as per the matrix given below: 1 Rishad A. Azim H. Thierry William A. Ireena Patrick J. Patrick Deepak M. Tulsi Pivi Skills/Expertise/Competencies 2 3 Premji Premji Delaporte Owens Vittal Ennis Dupuis Satwalekar Naidu Rekonen Wide Management and Leadership experience Strong management and leadership experience, including in areas of business development, strategic planning and mergers and acquisitions with major public companies with successful multinational operations in technology, manufacturing, banking, investments and finance, international business, scientific research and development, senior level government experience and academic administration. Information Technology Expertise or experience in information technology business, technology consulting and operations, emerging areas of technology such as digital, cloud and cyber security, intellectual property in information technology domain, and knowledge of technology trends. Diversity Diversity of thought, experience, knowledge, perspective, gender and culture brought to the Board by individual members. Varied mix of strategic perspectives, geographical focus with knowledge and understanding of key geographies. Functional and Managerial Experience Knowledge and skills in accounting and finance, business judgement, general management practices and processes, crisis response and management, industry knowledge, macro-economic perspectives, human resources, labour laws, international markets, sales and marketing, and risk management. Personal Values Personal characteristics that match the Companys values, such as integrity, accountability, and high-performance standards. Corporate Governance Experience in developing and implementing good corporate governance practices, maintaining board and management accountability, managing stakeholders interests and Company?s responsibilities towards customers, employees, suppliers, regulatory bodies, and the communities in which it operates. Experience in boards and committees of other large companies. 1 These skills/competencies are broad-based, encompassing several areas of expertise/experience as shown in the table above. Each Director may possess varied combinations of skills/experience within the described set of parameters. 2 Mr. William A. Owens retired as an Independent Director of the Company with effect from July 31, 2022. 3 Ms. Pivi Rekonen was appointed as an Independent Director of the Company for a term of 5 years with effect from October 1, 2022 to September 30, 2027.

Familiarization Programme and Training for The Nomination and Remuneration Committee presents Independent Directors to the Board on a periodic basis, succession plans for appointments to the Board based on various factors such The Company has an orientation process/familiarization as current tenure of Directors, outcome of performance programme for its Independent Directors that includes: evaluation, Board diversity and business requirements. a) Briefing on their role, responsibilities, duties, and In addition, the Company conducts bi-annual talent obligations as a member of the Board. review process for Senior Management and other b) Nature of business and business model of the executive officers which provides a leadership-level Company, Companys strategic and operating plans. talent inventory and capability map that reflects the c) Matters relating to Corporate Governance, Code of extent to which critical talent needs are fulfilled vis-- Business Conduct, Risk Management, Compliance vis business drivers. Programs, Internal Audit, etc. As a process, when a new Independent Director is Board Evaluation appointed, a familiarization programme as described Details of methodology adopted for Board evaluation above is conducted by the senior management team have been provided at page nos. 101 to 102 of the and whenever a new member is appointed to a Board Boards Report. Committee, information relevant to the functioning of the Committee and the role and responsibility of Committee Remuneration Policy and Criteria for Making members is informed. Each of our Independent Directors Payments to Directors, Senior Management have attended such orientation process/familiarization and Key Managerial Personnel programme when they were inducted into the Board. The Independent Directors are entitled to receive As a part of ongoing training, the Company schedules remuneration by way of sitting fees, reimbursement quarterly meetings of business and functional heads of expenses for participation in the Board/Committee with the Independent Directors. During these meetings, meetings and commission as detailed hereunder: comprehensive presentations are made on various a) Sitting fees for each meeting of the Board attended aspects such as business models, new business by them, of such sum as may be approved by the strategies and initiatives by business leaders, risk Board within the overall limits prescribed under the minimization procedures, recent trends in technology, Companies Act, 2013. changes in domestic/overseas industry scenario, digital b) Commission on a quarterly basis, of such sum transformation, state of global IT services industry, as may be approved by the Board and Members and regulatory regime affecting the Company globally. on the recommendation of the Nomination These meetings also facilitate Independent Directors to and Remuneration Committee. The aggregate provide their inputs and suggestions on various strategic commission payable to all the Independent and operational matters directly to the business and Directors and Non-Executive Directors put functional heads. The details of the familiarization together shall not exceed 1% of the net profits programme are available on the website of the of the Company during any financial year. The Company at https://www.wipro.com/content/dam/ commission is payable on pro-rata basis to those nexus/en/investor/corporate-governance/policies- Directors who occupy office for part of the year. and-guidelines/ethical-guidelines/familiarization- c) Reimbursement of travel, stay and other expenses programmes-imparted-to-independent-directors-in-for participation in Board/Committee meetings. fy-2023.pdf. d) Independent Directors and Promoter Directors Succession Planning are not entitled to participate in the stock option schemes of the Company. We have an effective mechanism for succession planning which focuses on orderly succession of Following are the terms and conditions for determining Directors, including Executive Directors, Senior the remuneration to Mr. Azim H. Premji, who is a Non-Management team and other executive officers. The Executive Non-Independent Director: Nomination and Remuneration Committee implements a) Remuneration as applicable to other Non-this mechanism in concurrence with the Board. Executive Directors of the Company in addition to Integrated Annual Report 2022-23 127

Corporate Governance Report the sitting fees for attending the meetings of the objectives, appropriate to the working of the Board thereof, as may be determined by the Board, Company and its goals. provided however that, the aggregate remuneration b) Alignment of remuneration of Key Managerial including commission, paid to the Directors other Personnel and Directors with long-term interests than the Managing Director and Whole-Time of the Company. Director in a financial year shall not exceed 1% of c) Companys performance vis—vis the annual the net profits of the Company, in terms of Section achievement, individuals? performance vis—vis 197 of the Companies Act, 2013 and computed KRAs/ KPIs. in the manner referred to in Section 198 of the Companies Act, 2013. d) Industry benchmark and current compensation trends in the market. b) Maintenance of Founder Chairmans office including executive assistant at Company?s expense. The Nomination and Remuneration Committee recommends the remuneration for the Chairman, CEO c) Reimbursement of travel stay, and entertainment and Managing Director, Senior Management and Key expenses actually and properly incurred in the Managerial Personnel. The payment of remuneration course of business as per the Company?s policy. to the Executive Directors and Non-Executive Directors In determining the remuneration of Chairman, CEO and is approved by the Board and Members. There was Managing Director, Senior Management employees no change to the remuneration policy during the and Key Managerial Personnel, the Nomination and financial year. The remuneration policy is available on Remuneration Committee and the Board shall ensure/ Company?s website at https://www.wipro.com/content/ consider the following: dam/nexus/en/investor/corporate-governance/ a) The balance between fixed and variable pay policies-and-guidelines/ethical-guidelines/wipro-reflecting short and long-term performance limited-remuneration-policy.pdf. Details of Remuneration to Directors Details of remuneration paid to the Directors for the services rendered and stock options granted during the financial year 2022-23 are given below. No stock options were granted to any of the Independent Directors and Promoter Directors during the financial year 2022-23. None of the Non-Executive Directors received remuneration exceeding 50% of the total annual remuneration paid to all Non-Executive Directors for the year ended March 31, 2023. (H in Millions) RishadA. Thierry Azim H. William A. Ireena Patrick J. Patrick Deepak M. Tulsi P?ivi ? (2)(3) (1)(4) (1)(5) (1) (1) (1) (1)(6) Premji Delaporte Premji Owens Vittal Ennis Dupuis Satwalekar Naidu Rekonen Salary 22.63 95.96 NA NA NA NA NA NA NA NA Allowances 48.19 35.75 NA NA NA NA NA NA NA NA Commission/ Incentives/ Variable—107.35 10 10.52 16.36 22.39 22.39 14.95 12.54 7.42 Pay Other annual 1.26 242.29 NA NA NA NA NA NA NA NA compensation Retirals 6.11 342.76 NA NA NA NA NA NA NA NA Sitting fees NA NA 0.60 0.40 0.50 0.60 0.50 0.60 0.50 0.20 TOTAL 78.19 824.11 10.60 10.92 16.86 22.99 22.89 15.55 13.04 7.62 Grant of Restricted Stock Units during NA 306,797 NA NA NA NA NA NA NA NA the year Up to 180 Up to 180 Notice period NA NA NA NA NA NA NA NA days days Figures in the above table are subject to rounding-off adjustments.

Notes: (1) Figures mentioned in H are equivalent to amounts paid in foreign currency, wherever applicable. (2)Mr.RishadA.Premjiisentitledtoacommissionattherateof0.35%onincrementalconsolidatednetprofitsofWiproLimitedoverthe previousfinancialyear.However,astheincrementalconsolidatednetprofitsforfinancialyear2022-23wasnegative,nocommissionwas payable to Mr. Rishad A. Premji. (3)Mr.RishadA.Premjiscompensationalsoincludedcashbonus(partofhisfixedsalary). (4) The remuneration of Mr. Thierry Delaporte is computed on an accrual basis. It includes the amortization of RSUs granted to him, which will vest over a period of time and PSUs that will vest based on performance parameters of the Company. (5) Mr. William A. Owens retired from the Board position with effect from July 31, 2022, and the compensation reported above is for the period from April 1, 2022 to July 31, 2022. (6) Ms. Pivi Rekonen was appointed as an Independent Director of the Company with effect from October 1, 2022, and the compensation disclosed is for the period from October 1, 2022 to March 31, 2023. Terms of Employment Arrangements but no other benefits upon termination of employment Under the Companies Act, 2013, our shareholders must except as mentioned below. approve the salary, bonus and benefits of all executive Pursuant to the terms of the employment arrangement directors at a General Meeting of the Shareholders. Each with Mr. Delaporte, if his employment is terminated by of our Executive Directors has signed an agreement the Company without cause, the Company is required containing the terms and conditions of employment, to pay Mr. Delaporte, severance pay of 12 months? base including a monthly salary, performance bonus and salary as last applicable when in service, payable over benefits including vacation, medical reimbursement, a period of 12 months following the date of termination. and pension fund contributions. These agreements These payments will cease if Mr. Delaporte obtains a new have varying terms, but either we or the Executive employment within the 12 months period or becomes a Director may generally terminate the agreement upon consultant to any Company. six months? notice to the other party. We also indemnify our directors and officers for claims The terms of our employment arrangements with brought under any rule of law to the fullest extent Mr. Rishad A. Premji, Mr. Thierry Delaporte and Mr. Jatin permitted by applicable law. Pravinchandra Dalal provide for up to a 180 days? notice Among other things, we agree to indemnify our directors period, and country specific leave allowances in addition and officers for certain expenses, judgments, fines and to statutory holidays and an annual compensation settlement amounts incurred by any such person in review. Additionally, these officers are required to any action or proceeding, including any action by or in relocate as we may determine, and to comply with the right of the Company, arising out of such persons confidentiality provisions. Service contracts with services as our director or officer, including claims our Executive Directors and officers provide for our which are covered by the directors and officers liability standard retirement benefits that consist of a pension insurance policy taken by the Company. and gratuity which are offered to all of our employees, KeyinformationpertainingtoDirectorsasonMarch31,2023,isgivenbelow: Other listed Name of the Chairmanship Date of Membership Attendance companies Director in No.of shares held Relationship appointment Directorship in Committees at the last where the Sl. and Director Date of initial Committees as on with Designation as Independent in other of the Board AGM held Director is No. Identification appointment 2 of Board of March31, Directors Director Companies of other on July 19, appointed Number 1 other 3 2023 (first term) 3 Companies 2022 as Independent (DIN) Companies 2 Director 1. Rishad A. Son of Executive 1-May-2015—6 — Yes 17,38,057@ -Premji Azim Director and (DIN: H. Premji Chairman 02983899) 2. Azim H. Premji Father of Non- 1-Sep-1968—9 — Yes 40,01,950,248@ -(DIN: 00234280) Rishad A. Executive Premji Non-Independent Director Integrated Annual Report 2022-23 129

Corporate Governance Report Other listed Name of the Chairmanship Date of Membership Attendance companies Director in No. of shares held Relationship appointment Directorship in Committees at the last where the Sl. and Director Date of initial Committees as on with Designation as Independent in other of the Board AGM held Director is No. Identification appointment 2 of Board of March 31, Directors Director Companies of other on July 19, appointed Number 1 other 3 2023 (first term) 3 Companies 2022 as Independent (DIN) Companies 2 Director 3. Thierry None Chief 6-Jul-2020 — — Yes 7,64,939* -Delaporte Executive (DIN: 08107242) Officer and Managing Director 4. William A. None Independent 1-Jul-2006 23-Jul-2014 1 — Yes —Owens4 Director (DIN: 00422976) 5. Ireena Vittal None Independent 1-Oct-2013 23-Jul-2014 6 1 2 Yes—1. Godrej (DIN: 05195656) Director Consumer Products Limited 2. Housing Development Finance Corporation Limited 6. Patrick J. Ennis None Independent 1-Apr-2016 1-Apr-2016 ——Yes —(DIN: 07463299) Director 7. Patrick Dupuis None Independent 1-Apr-2016 1-Apr-2016 ——Yes —(DIN: 07480046) Director 8. Deepak M. None Independent 1-Jul-2020 1-Jul-2020 3 — Yes—1. Asian Satwalekar Director Paints (DIN: Limited 00009627) 2. Home First Finance Company India Limited 9. Tulsi Naidu None Independent 1-Jul-2021 1-Jul-2021 ——Yes —(DIN: 03017471) Director 10. Pivi Rekon5 None Independent 1-Oct-2022 1-Oct-2022 ——NA —(DIN: Director 09669696) 1 At the 72nd AGM, Ms. Ireena Vittal was re-appointed as Independent Director for a second term from October 1, 2018 to September 30, 2023. At the 74th AGM, Mr. Thierry Delaporte was appointed as the Chief Executive Officer and Managing Director of the Company to hold office for a period of five years from July 6, 2020 to July 5, 2025. Dr. Patrick J. Ennis and Mr. Patrick Dupuis were re-appointed as Independent Directors of the Company for a second term of 5 years, with effect from April 1, 2021 to March 31, 2026. At the 74th AGM, Mr. Deepak M. Satwalekar was appointed as an Independent Director for a period of five years from July 1, 2020 to June 30, 2025. At the 75th AGM, Ms. Tulsi Naidu was appointed as an Independent Director for a period of five years from July 1, 2021 to June 30, 2026. 2 This does not include position in foreign companies and position as an advisory board member but includes position in private companies and companies under Section 8 of the Companies Act, 2013. None of our Directors hold directorship in more than seven listed companies. 3 In accordance with Regulation 26 of the Listing Regulations, Membership/Chairmanship of only Audit Committees and Stakeholders? Relationship Committees in all public limited companies have been considered. 4 Mr. William A. Owens retired as an Independent Director of the Company with effect from July 31, 2022. 5 Ms. Pivi Rekonen was appointed as an Independent Director of the Company for a term of 5 years with effect from October 1, 2022 to September 30, 2027. @ Includes equity shares held with immediate family members. * Represents ADSs having equivalent underlying equity shares.—None of the Independent Director(s) of the Company has resigned before the expiry of their tenure.

IV. COMMITTEES OF BOARD regarding the scope of the annual audits and fees to be paid to the independent auditors. Our Board has constituted Committees to focus on specific areas and make informed decisions within the d) Performance of the Companys internal authority delegated to each of the Committees. Each audit function, independent auditors, and Committee of the Board is guided by its Charter, which accounting practices. defines the scope, powers, and composition of the e) Review of related party transactions and Committee. All decisions and recommendations of the functioning of whistle blower mechanism. Committees are placed before the Board for information f) Implementation of the applicable provisions of the or approval. Sarbanes Oxley Act of 2002 (the SarbanesOxley During the financial year, the Board has accepted the Act?), including review of the progress of internal recommendations of Committees on matters where control mechanisms to prepare for certification such a recommendation is mandatorily required. There under Section 404 of the Sarbanes Oxley Act. have been no instances where such recommendations g) Review of utilization of loans and advances from, have not been considered. and investment by the Company in its subsidiaries We have three Committees of the Board as of March exceeding H 100 crore or 10% of the asset size of the 31, 2023: subsidiary, whichever is lower, including existing 1. Audit, Risk and Compliance Committee, which also loans, advances and investments. acts as the Risk Management Committee. h) Evaluation of internal financial controls, monitoring 2. Nomination and Remuneration Committee and reviewing of the risk management policy and (formerly known as Board Governance, Nomination plan, and such other functions as the Board of Compensation Committee), which also oversees Directors may deem fit; the Corporate Social Responsibility initiatives of i) To formulate a detailed risk management policy the Company and acts as the CSR Committee. which shall include: 3. Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship A framework for identification of internal Committee). and external risks specifically faced by the Company, in particular including financial, The terms of reference for each of the Committees of operational, sectoral, sustainability (specifically, the Board as required under Schedule V of the Listing Environmental, Social and Governance related Regulations are provided below: risks and impact), information and cyber Audit, Risk and Compliance Committee security risks. Measures for risk mitigation The Audit, Risk and Compliance Committee of our Board Systems for internal controls is constituted in line with the provisions of Regulation Business contingency plan 18 and 21 of the Listing Regulations, Section 177 of the j) Evaluate risks related to cyber security and Companies Act, 2013 and Sections 303A.06 and 303A.07 of NYSE Listed Company Manual. It reviews, acts on and significant risk exposures of the Company and reports to our Board with respect to various auditing assess steps taken by the management to mitigate and accounting matters. The roles and responsibilities the exposures in a timely manner (including include overseeing: business continuity and disaster recovery a) Auditing and accounting matters, including planning). recommending the appointment of our independent Mr. Byomokesh Tripathy has been appointed as the Chief auditors to the shareholders. Risk Officer of the Company. b) Compliance with legal and statutory requirements. The detailed charter of the Committee is available c) Integrity of the Companys financial statements, on our website at https://www.wipro.com/investors/ discussions with the independent auditors corporate-governance/charters/. All members of our

Corporate Governance Report Audit, Risk and Compliance Committee are Independent d) Develop, periodically review, and recommend to Directors and financially literate. The Chairman of our the Board a set of corporate governance Audit, Risk and Compliance Committee has accounting guidelines; and financial management related expertise. e) Reviewing the Companys policies that relate to Independent auditors as well as Internal Auditors matters of Environmental, Social and Governance; have independent meetings with the Audit, Risk and f) Carry out evaluation of the Board, its committees Compliance Committee and also participate in the and every directors performance in accordance Audit, Risk and Compliance Committee meetings. Our with the criteria for evaluation; Chief Financial Officer and other Corporate Officers g) Talent development, employee engagement make periodic presentations to the Audit, Risk and and retention; Compliance Committee on various matters. h) Formulate compensation policies for Whole-time The Audit, Risk and Compliance Committee is comprised Directors including Chairman of the Company, CEO, of the following three Directors: Key Management Personnel, Senior Management Mr. Deepak M. Satwalekar Chairman personnel and other employees, in such a manner Ms. Ireena Vittal and Ms. Tulsi Naidu Members so as to attract and retain talent; The Chairman of the Committee was present at the AGM i) Ensuring orderly succession planning for Board held on July 19, 2022. members, Key Managerial Personnel, and Senior Management; and Nomination and Remuneration Committee j) Formulate, adopt, administer, enforce, and modify The Nomination and Remuneration Committee is the employee stock option schemes. constituted in line with the provisions of Regulation 19 of the Listing Regulations, Section 178 and 135 of the The detailed charter of Nomination and Remuneration Companies Act, 2013 and Sections 303A.04 and 303A.05 Committee is available on our website at https://www. of NYSE Listed Company Manual. It reviews, acts on and wipro.com/investors/corporate-governance/charters/. reports to our Board with respect to various nomination Our Chief Human Resources Officer makes periodic and remuneration matters. This Committee also acts presentations to the Nomination and Remuneration as the Corporate Social Responsibility Committee. Committee on compensation reviews and performance In October 2022, the Board Governance, Nomination linked compensation recommendations. All members and Compensation Committee was renamed as the of the Nomination and Remuneration Committee are Nomination and Remuneration Committee and the Independent Directors. charter of the Committee was amended. The Nomination and Remuneration Committee is The roles and responsibilities of the Committee include: the apex body that oversees our CSR policy and programs. The Committee is comprised of the following a) Determining the composition of the Board of three Directors: Directors and the committees of the Board. Ms. Ireena Vittal ? Chairperson b) Identifying persons who are qualified to become directors, key managerial personnel and who may Mr. Patrick Dupuis and Mr. Deepak M. Satwalekar be appointed in Senior Management in accordance ? Members with the criteria laid down and recommend to the Effective April 1, 2023, Ms. Tulsi Naidu was appointed as Board their appointment and removal; a member of the Committee. c) Formulate the criteria for determining qualifications, The Chairperson of the Committee was present at the positive attributes, and independence of a director; AGM held on July 19, 2022. 132 Ambitions Realized.

Administrative and Shareholders/Investors of records, transfer of securities and payment Grievance Committee (Stakeholders of dividend by the Company, RTA and dividend Relationship Committee) processing bank. The Administrative and Shareholders/Investors f) Reviewing the various measures and initiatives Grievance Committee carries out the role of taken by the Company for reducing the quantum of Stakeholders Relationship Committee in compliance unclaimed dividends and ensuring timely receipt of with Section 178 of the Companies Act, 2013 and dividend warrants, annual reports and statutory Regulation 20 of the Listing Regulations. notices by the shareholders of the Company. The Administrative and Shareholders/Investors g) Overseeing administrative matters like opening Grievance Committee reviews, acts on and reports to and closure of Companys bank accounts, grant, our Board with respect to various matters relating to and revocation of general, specific and banking stakeholders. The roles and responsibilities include: powers of attorney; and a) Redressal of grievances of the shareholders of the h) Considering and approving allotment of equity Company pertaining to transfer or transmission shares pursuant to exercise of stock options, of shares, non-receipt of annual report and setting up branch offices and other administrative declared dividends, issue of new or duplicate matters as delegated by the Board from time share certificates, and grievances pertaining to to time. corporate actions. The detailed charter of the Committee is available b) Approving consolidation split or sub-division of on our website at https://www.wipro.com/investors/ share certificates, transmission of shares, issue corporate-governance/charters/. of duplicate share certificates, re-materialization of shares. The Committee is comprised of the following three Directors: c) Reviewing the grievance redressal mechanism implemented by the Company in coordination with Mr. Deepak M. Satwalekar ? Chairman Companys Registrar and Transfer Agent (RTA) Mr. Rishad A. Premji and Dr. Patrick J. Ennis Members from time to time. d) Reviewing the measures taken by the Company for The Chairman of the Committee was present at the AGM effective exercise of voting rights by shareholders; of the Company held on July 19, 2022. e) Implementing and overseeing the procedures Mr. M. Sanaulla Khan, Company Secretary, is our and processes in handling and maintenance Compliance Officer under the Listing Regulations. StatusReportofinvestorqueriesandcomplaintsfortheperiodfromApril1,2022toMarch31,2023isgivenbelow: Sl. No. Particulars No. of Complaints 1. Investor complaints pending at the beginning of the year—2. Investor complaints received during the year 1341* 3. Investor complaints disposed of during the year 1328 4. Investor complaints remaining unresolved at the end of the year 13** * Outofthe1,341complaintsreceived,991wereclarificationsregardingunclaimeddividend/non -receipt of dividend and includes responses received from shareholders towards communication sent by the Company in relation to unclaimed dividend amounts. ** These queries were received between March 27, 2023 to March 31, 2023 and subsequently responded before April 3, 2023. Apart from these queries/complaints, there are pending cases relating to dispute over title to shares in which, in certain cases, the Company has been made a party. However, these cases are not material in nature. Integrated Annual Report 2022-23 133

Corporate Governance Report Attendance of Directors at Board and Committee meetings Details of attendance of Directors at the Board meetings and Committee meetings for the year ended March 31, 2023, are as under: Nomination and Audit, Risk and Administrative and 1 Remuneration Committee ? Board meeting Compliance Shareholders/Investors (also acts as CSR Committee 2 Grievance Committee Committee) No. of meeting held during FY 2022-23 6 5 5 4 Date of meetings April 12, 2022, April 29, 2022, April 28, 2022, April 28, 2022, April 28-29, 2022, June 8, 2022, June 8, 2022, July 19, 2022, June 8, 2022, July 20, 2022, July 19, 2022, October 11, 2022, July 19-20, 2022, October 12, 2022, October 11, 2022, January 12, 2023 October 11-12, 2022, January 12, 2023 January 12, 2023 January 12-13, 2023 Attendance of Directors Rishad A. Premji 6 NA NA 4 Azim H. Premji 6 NA NA NA Thierry Delaporte 6 NA NA NA William A. Owens* 4 NA 3 NA Ireena Vittal 5 4 4 NA Patrick J. Ennis 6 NA NA 4 Patrick Dupuis 5 NA 5 NA Deepak M. Satwalekar 6 5 2 4 Tulsi Naidu 5 4 NA NA Pivi Rekonen** 2 NA NA NA * Mr. William A. Owens retired as an Independent Director of the Company with effect from July 31, 2022. **Ms. P?ivi Rekonen was appointed as an Independent Director of the Company for a term of 5 years with effect from October 1, 2022 to September 30, 2027. 1. Board Meeting: Since the appointment of Ms. P?ivi Rekonen as an Independent Director, two Board meetings were held on October 11-12, 2022 and January 12-13, 2023. 2. Nomination and Remuneration Committee (also acts as CSR Committee): i. The Committee was re-constituted during the year as Mr. William A. Owens, Chairman of the Committee, retired as an Independent Director and Mr. Deepak M. Satwalekar was appointed as a member of the Committee. Consequently, the composition of the Committee is as follows: Ms. Ireena Vittal (Chairperson), Mr. Deepak M. Satwalekar and Mr. Patrick Dupuis (Members). ii. Since the appointment of Mr. Deepak M. Satwalekar as member of the Committee, there were two Committee meetings held on October 11, 2022 and January 12, 2023. V. GOVERNANCE THROUGH MANAGEMENT PROCESS Code of Business Conduct In the year 1983, we articulated ?Wipro Beliefs? consisting of six statements. At the core of beliefs was integrity, articulated as ?individual and company relationship should be governed by the highest standard of conduct and integrity?. Over the years, this articulation has evolved in form but remained constant in substance. Today, we articulate it as Code of Business Conduct. In our Company, the Board and all employees have a responsibility to understand and follow the Code of Business Conduct. All employees are expected to perform their work with honesty and integrity. Wipro?s Code of Business Conduct reflects general principles to guide employees in making ethical decisions. This Code is also applicable to our representatives. This Code outlines fundamental ethical considerations as well as specific considerations that need to be maintained for professional conduct. This Code has been displayed on the Company?s website at https://www.wipro.com/content/dam/ nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/code-of-business-conduct-and-ethics.pdf .

Internal Audit A key strategic vision of Internal Audit is auditing in the new digital environment: ?Foreshadow: Staying Ahead The Company has a robust internal audit function which through Innovation and Leading-Edge Tech- in line with has been in place for last 4 decades with the stated this, the Internal Audit function has actively adopted vision of ?to be the best in class Internal Audit function Technology and Innovation to be better equipped to globally?. In pursuit of this vision, the function provides carry out audits. an independent, objective assurance services to value-add and improve Operations of Business Units and The function, which was the first Indian Internal audit processes by: unit to get ISO certified in 1998 and win International award from Institute of Internal Auditors (IIA) in 2002, a) Financial, Business Process and Compliance Audit was also an early adopter of the new ISO 9001:2015 b) Cyber Defense and Technology Audit Version. ISO certification is annually renewed/retained by a review by external accreditation body (DNV). c) Operations Reviews Internal Audit function continues to be assessed to d) Best practices and benchmarking have met the International Standards as prescribed by the Professional Practice of Internal Auditing issued e) Anti-Fraud reviews including Anti-Bribery, Anti- by International Institute of Internal Auditors (“IIA”) Corruption compliances, Anti-Money Laundering by external firm (KPMG) since financial year 2019-20. Compliances etc. Testimony to the functions innovation and excellence The function taking cognizance of changes in business are the IIA awards won in these categories over the last climate and technology risks has taken upon itself to few years. infuse and adopt technology in its operations. Disclosure Policy The Head of Internal Audit reports to the Chairman of the Audit, Risk and Compliance Committee and In line with requirements under Regulation 30 of the administratively to the Chief Financial Officer. Head of Listing Regulations, the Company has framed a policy Internal Audit has regular and exclusive meetings with on disclosure of material events and information, the Audit, Risk and Compliance Committee. which is available on our website at https://www. wipro.com/content/dam/nexus/en/investor/corporate- The internal audit function is guided by its charter, as governance/policies-and-guidelines/ethical-approved by the Audit, Risk and Compliance Committee. guidelines/12770-Disclosure-Policy.pdf . The objective The internal audit function formulates an annual risk of this policy is to have uniform disclosure practices based audit plan based on consultations and inputs and ensure timely, adequate and accurate disclosure from the Board and business leaders and presents of information on an ongoing basis. The Company has it to the Audit, Risk and Compliance Committee for constituted a Disclosure Committee consisting of senior approval. Findings of various audits carried out during officials, which approves all disclosures required to be the financial year are also periodically presented to the made by the Company. Parity in disclosures is maintained Audit, Risk and Compliance Committee. The internal through simultaneous disclosure on National Stock audit function adopts a risk based audit approach and Exchange of India Limited, the BSE Limited, the New York covers core areas such as compliance audits, financial Stock Exchange and the Singapore Exchange Limited. audits, technology audits, third party risk audits, M&A audits, etc. Policy for Preservation of Documents The internal audit team comprises of personnel with Pursuant to the requirements under Regulation 9 of professional qualifications and certifications in audit the Listing Regulations, the Board has formulated and and is rich on diversity. The audit team hones its skills approved a Document Retention Policy prescribing the through a robust knowledge management program to manner of retaining the Company?s documents and continuously assimilate the latest trends and skills the time period up to which certain documents are to in the domain and to retain the knowledge gained for be retained. The policy applies to all departments of future reference and dissemination. The internal audit the organization that handle the prescribed categories team re-asserts its independence across all its staff. of documents. Integrated Annual Report 2022-23 135

Corporate Governance Report Other Policies nominates its representatives on the Board of subsidiary companies and monitors performance of The Company has adopted an Ombuds policy (vigil such companies, inter alia, by reviewing: mechanism), a policy for prevention, prohibition & redressal of sexual harassment of women at workplace, a) Financial statements, investments, inter-corporate as well as a code of conduct to regulate, monitor and loans/advances made by the unlisted subsidiary report insider trading. Details of these policies and companies, statement containing all significant disclosures in relation to the Sexual Harassment transactions and arrangements entered by the of Women at Workplace are provided as part of the unlisted subsidiary companies forming part of Boards report. the financials. VI. DISCLOSURES b) Minutes of the meetings of the unlisted subsidiary companies, if any, are placed before the Companys Disclosure of Materially Significant Related Board regularly. Party Transactions c) Providing necessary guarantees, letter of comfort All related party transactions entered during the and other support for their day-to-day operations financial year were at an arms length basis and in the from time-to-time. ordinary course of business. There are no materially significant related party transactions made by the As required under Regulation 16(1)(c) and 24 of the Company with Promoters, Directors, Key Managerial Listing Regulations, the Company has adopted a policy Personnel, or other designated persons which may have on determining ?material subsidiary? and the said a potential conflict with the interest of the Company policy is available on the Companys website at https:// at large. www.wipro.com/content/dam/nexus/en/investor/ corporate-governance/policies-and-guidelines/ethical- As required under Regulation 23 of the Listing guidelines/policy-on-related-party-transactions.pdf. Regulations, the Company has adopted a policy on Related Party Transactions. The policy on Related In terms of the Company?s Policy on determining Party Transactions is available on the Company?s ?material subsidiary?, during the financial year ended website at https://www.wipro.com/content/dam/ March 31, 2023, Wipro, LLC was determined as a nexus/en/investor/corporate-governance/policies-and- material subsidiary whose income exceeds 10% of the guidelines/ethical-guidelines/policy-on-related-party- consolidated income of the Company in the immediately transactions.pdf. preceding financial year. Apart from receiving directors remuneration, none Wipro, LLC was incorporated on July 7, 1998 in the State of the Directors have any pecuniary relationships or of Delaware, United States of America. As local audit transactions vis-- vis the Company. During the financial is not applicable, no statutory auditors are appointed. year 2022-23, no transactions of material nature were Deloitte Haskins & Sells LLP, Chartered Accountants entered by the Company with the Management or their (Registration No. 117366W/W-100018) conducts audit relatives that may have a potential conflict of interest under the Indian Accounting Standard (Ind AS). with the Company and the concerned officials have given undertakings to that effect as per the provisions Details of non -compliance by the Company, of the Listing Regulations. penalties, and strictures imposed on the The Register under Section 189 of the Companies Act, Company by Stock Exchanges or SEBI or 2013 is maintained and particulars of the transactions any statutory authority, on any matter have been entered in the Register, as applicable. related to capital markets, during the last three years Subsidiary Monitoring Framework The Company has complied with the requirements of All the subsidiary companies of the Company are the Stock Exchanges or SEBI on matters related to managed by their Boards having the rights and Capital Markets, as applicable, during the last three obligations to manage these companies in the best years. No penalties or strictures have been imposed on interest of respective stakeholders. The Company the Company. 136 Ambitions Realized.

Whist le Blower Policy and affirmation that of which are available on the website of the Company at no personnel have been denied access to the https://www.wipro.com/investors/investor-contacts/. Audit, Risk & Compliance Committee Disclosures with respect to demat suspense As mentioned earlier in this report, the Company has account/unclaimed suspense account adopted an Ombuds process which is a channel for (Unclaimed Shares) receiving and redressing employees? complaints. No In accordance with Regulation 39 and Schedule VI of the personnel in the Company have been denied access Listing Regulations, a minimum of three reminders are to the Audit, Risk and Compliance Committee or sent to shareholders, towards the shares which remain its Chairman. unclaimed. In case of non-receipt of response to the Mechanism followed under the Ombuds process reminders from the shareholders, the unclaimed shares has been displayed on the Companys intranet and are transferred to the Unclaimed Suspense Account. website at https://www.wipro.com/investors/corporate- The Company maintains the details of shareholding governance/policies-and-guidelines/#Wipros Ombu of each individual shareholders whose shares are ds Process. All complaints received through Ombuds transferred to the Unclaimed Suspense Account. When process and investigative findings are reviewed and a claim from a shareholder is received by the Company, approved by the Chief Ombuds person. All employees the shares lying in the Unclaimed Suspense Account and stakeholders can also register their concerns either are transferred after due verification of documents by sending an email to ombuds.person@wipro.com or submitted by the shareholder. through web-based portal at https://www.wipro.com/ Further, the shares in respect of which dividend investors/corporate-governance/policies-and-guidelin entitlements remained unclaimed for seven es/#WiprosOmbudsProcess. consecutive years are transferred from the Unclaimed Suspense Account to IEPF Authority in accordance with Transfer to Investor Education and Protection Section 124(6) of the Companies Act, 2013 and rules Fund Authority (IEPF) made thereunder. SEBI, vide its circular dated January 25, 2022, mandated Pursuant to the provisions of Section 124(6) of the that the Company/ RTA shall verify and process the Companies Act, 2013 and IEPF rules, during the investor service requests and thereafter issue a ?Letter financial year 2022-23, unclaimed dividend for financial of Confirmation (?LOC?)? in lieu of physical share years 2014-15 and 2015-16 of H13,904,933 and certificate(s). The LOC shall be valid for a period of one H10,402,235 respectively, together with an aggregate of hundred twenty days from the date of issuance within 19,14,835 equity shares in respect of which dividend had which the Member/Claimant shall make a request to not been claimed by the shareholders, were transferred the Depository Participant for dematerialising the said to the IEPF Authority. shares. In case, the demat request is not submitted The Company has appointed a Nodal Officer and Deputy within the aforesaid period, the shares shall be credited Nodal Officer under the provisions of IEPF, the details to the Companys Suspense Escrow Demat Account. The disclosure as required under Schedule V of the Listing Regulations is given below for the financial year 2022-23: Sl. No. of No. of Particulars No. Shareholders Shares 1 Aggregate number of shareholders and the outstanding shares in the suspense account lying at the 294 2,65,463 beginning of the year 2 Number of shareholders who approached the Company for transfer of shares from suspense account 2 1,999 during the year 3 Number of shareholders to whom shares were transferred from suspense account during the year 2 1,999 4 Number of shares in respect of which dividend entitlements remained unclaimed for seven consecutive 35 44,449 years and transferred from the Unclaimed Suspense Account to the IEPF 5 Transfer to Unclaimed Suspense Account during the year 1 944 Integrated Annual Report 2022-23 137

Corporate Governance Report Sl. No. of No. of Particulars No. Shareholders Shares 6 Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end 258 2,19,959 of the year 7 Voting rights on these shares shall remain frozen till the rightful owner of such shares claim the same Yes NA Shareholder Information The certificate is given at page no. 146 of this Annual Various shareholder information required to be disclosed Report. pursuant to Schedule V of the Listing Regulations are provided in Annexure I to this report. VII. COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) Compliance with Corporate Governance OF THE LISTING REGULATIONS Requirements The Board Your Company has complied with all the mandatory As per Para A of Part E of Schedule II of the Listing corporate governance requirements under the Listing Regulations, a Non-Executive Chairman of the Board Regulations. Specifically, your Company confirms may be entitled to maintain a Chairmans Office at the compliance with corporate governance requirements companys expense and allowed reimbursement of specified in Regulation 17 to 27 read with Schedule V and expenses incurred in performance of his duties. The Regulation 46 of the Listing Regulations, as applicable, Chairman of the Company is an Executive Director and with regard to corporate governance. hence this provision is not applicable to us. Being a foreign private issuer for the purposes of Shareholders rights American Depository Shares, we are permitted to follow Considering the dynamic shareholder demography and home country practices in lieu of the provisions of Section trading on the stock exchanges, as a prudent measure, 303A of the NYSE Listed Company Manual, except that we display our quarterly and half yearly results on our we are required to comply with the requirements of website https://www.wipro.com/ and also publish Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the our results in widely circulated newspapers. We have NYSE Listed Company Manual. With regard to Section communicated the payment of dividend by e-mail 303A.11 of the NYSE Listed Company Manual, although to shareholders in addition to dispatch of letters to the Companys home country standards on corporate all shareholders. We publish the voting results of governance may differ from the NYSE listing standards, shareholder meetings and make it available on our the Companys actual corporate governance policies website https://www.wipro.com/, and report the same to Stock Exchanges in terms of Regulation 44 of the and practices are generally in compliance with the NYSE Listing Regulations. listing standards applicable to domestic companies. Certificates from Practising Company Modified opinion(s) in audit report Secretary The Auditors have issued an unmodified opinion on the The certificate dated April 27, 2023, issued by financial statements of the Company. Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, Practising Company Secretaries is given at page NYSE Corporate Governance Listing no. 145 of this Annual Report in compliance with Standards corporate governance norms prescribed under the The Company has made necessary disclosures in Listing Regulations. compliance with the NYSE Listing Standards and NYSE The Company has received certificate dated April 27, Listed Company Manual on its website https://www. 2023, from Mr. V. Sreedharan, Partner, V. Sreedharan & wipro.com/investors/corporate-governance/corporate-Associates, Practising Company Secretaries, confirming governance-reports/. that none of the Directors of the Company have been debarred or disqualified from being appointed or Bengaluru Rishad A. Premji continuing as director of companies by the SEBI/ May 24, 2023 Chairman Ministry of Corporate of Affairs or any such authority. (DIN: 02983899) 138 Ambitions Realized.

DECLARATIONASREQUIREDUNDERREGULATION34(3)ANDSCHEDULEVOFTHELISTING REGULATIONS All Directors and Senior Management personnel of the Company have affirmed compliance with Wipros Code of Business Conduct for the financial year ended March 31, 2023. Bengaluru Rishad A. Premji May 24, 2023 Chairman (DIN: 02983899) Thierry Delaporte Chief Executive Officer and Managing Director (DIN: 08107242) ANNEXURE I SHAREHOLDER INFORMATION Annual General Meeting Pursuant to the General circular nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, and 10/2022 dated December 28, 2022 (collectively MCA Circulars?) and Securities and Exchange Board of India (SEBI) vide its circular no. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and circular no. SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023 (collectively ?SEBI Circulars?), the 77th AGM for the year ended March 31, 2023 is scheduled to be held on Wednesday, July 12, 2023 at 9:30 AM IST through Video Conferencing (?VC?) mode. The Members may attend the 77th AGM scheduled to be held on Wednesday, July 12, 2023, 9:30 AM IST onwards, through VC or watch the live web-cast at https://www.wipro.com/investors/AGM-2023/. Detailed instructions for participation are provided in the notice of the 77th AGM. The proceedings of the 77th AGM will be available through VC and live web-cast to the shareholders as on the cut-off date i.e., July 5, 2023. Annual General Meetings and Other General Body meeting of the last three years and Special Resolutions, if any. Financial Year Date and Time Venue Special resolutions passed 2019-20 July 13, 2020 at 9 AM Meeting held through VC -2020-21 July 14, 2021 at 9 AM Meeting held through VC -2021-22 July 19, 2022 at 9 AM Meeting held through VC—DetailsofresolutionpassedthroughpostalballotduringFinancialYear2022-23anddetailsofthevotingpattern The postal ballot is conducted in accordance with the provisions contained in Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014. The shareholders are provided the facility to vote either by physical ballot or through e-voting. The postal ballot notice is sent to shareholders as per the permitted mode wherever applicable. The Company also publishes a notice in the newspapers in accordance with the requirements under the Companies Act, 2013. Shareholders holding equity shares as on the cut-off date may cast their votes through e-voting or through postal ballot during the voting period fixed for this purpose. After completion of scrutiny of votes, the scrutinizer submits his report to the Chairman and the results of voting by postal ballot are announced within 48 hours of conclusion of the voting period. The results are displayed on the website of the Company (https://www.wipro.com/), and communicated to the Stock Exchanges, Depositories, and Registrar and Share Transfer Agent. The resolutions, if passed by the requisite majority, are deemed to have been passed on the last date specified for receipt of duly completed postal ballot forms or e-voting. The Company sought the approval of shareholders through notice of postal ballot dated October 12, 2022 for appointment of Ms. Pivi Elina Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company by way of special resolution. The aforesaid resolution was duly passed and the results of postal ballot/e-voting were announced on November 24, 2022. Mr. V. Sreedharan/Ms. Devika Sathyanarayana/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, were appointed as the Scrutinizer to scrutinize the postal ballot and remote e-voting process in a fair and transparent manner. Integrated Annual Report 2022-23 139

Corporate Governance Report % of Votes Cast in No. of Votes Cast in No. of Votes Cast % of Votes Cast Against Resolution No. of Votes Polled Favour on Votes Favour Against on Votes Polled Polled Appointment of Ms. Pivi Elina 4,78,25,35,170 4,78,12,53,096 12,82,074 99.97 0.03 Rekonen Fleischer (DIN: 09669696) as an Independent Director of the Company Means of Communication with Shareholders/Analysts We have established procedures to disseminate, in a planned manner, relevant information to our shareholders, analysts, employees and the society at large. Our Audit, Risk and Compliance Committee reviews the earnings press releases, Form 20-F filed with Securities Exchange Commission (?SEC?) filings and annual and quarterly reports of the Company, before they are presented to the Board for their approval for release. The details of the means of communication with shareholders/ analysts are given below: News Releases and All our news releases and presentations made at investor conferences and to analysts are posted on the Presentations Companys website at https://www.wipro.com/investors. Quarterly results Our quarterly results are published in widely circulated national newspapers such as Financial Express and the local daily Kannada Prabha. Website The Companys website contains a dedicated section for Investors (https://www.wipro.com/investors), where annual reports, earnings press releases, stock exchange filings, quarterly reports, and corporate governance policies are available, apart from the details about the Company, Board of Directors and Management. Annual Report Annual Report containing audited standalone accounts, consolidated financial statements together with Boards Report, Business Responsibility and Sustainability Report, Corporate Governance Report, Management Discussion and Analysis Report, Auditors Report and other important information are circulated to the Members entitled thereto through permitted mode(s). Other Disclosures/Filings Our Form 20-F filed with SEC containing detailed disclosures, along with other disclosures including Press Releases etc. are available at https://www.wipro.com/investors/annual-reports/. Communication of Results: Means of Communications Number of times during 2022-23 Earnings Calls 4 Publication of results 4 Analysts/Investors Meetings/Analyst Day Details are provided in the MD&A Report forming part of this Annual Report. Financial Calendar The financial year of the Company starts from the 1st day of April and ends on 31st day of March of the next year. Our tentative calendar for declaration of results for the financial year 2023-24 are as given below. In addition, the Board may meet on other dates as and when required. Quarter Ending Release of Results For the Quarter ending June 30, 2023 Second week of July, 2023 For the Quarter and half year ending September 30, 2023 Third week of October, 2023 For the Quarter and nine months ending December 31, 2023 Second week of January, 2024 For the year ending March 31, 2024 Third week of April, 2024 140 Ambitions Realized.

Fees Paid to Statutory Auditors The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all the entities in the network firm/network entity of which the statutory auditor is a part, are as follows: (in H Millions) Type of Service FY 2022-23 FY 2021-22 Audit Fees 166 138 Tax Fees 76 78 Others 28 19 Total 270 235 Corporate Information a) Corporate Identity Number(CIN): L32102KA1945PLC020800 b) Company Registration Number : 20800 c) International Securities Identification Number (ISIN): INE075A01022 d) CUSIP Number for Wipro American Depository Shares: 97651M109 e) Details of exchanges where Companys shares are listed in as of March 31, 2023: Equity shares Stock Codes Address BSE Limited (BSE) 507685 BSE Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai—400 001 National Stock Exchange of WIPRO Exchange Plaza, C-1, Block G, Bandra Kurla Complex, Bandra (E), Mumbai 400 051 India Limited (NSE) American Depository Receipts New York Stock Exchange WIT 11 Wall St, New York, NY 10005, United States of America (NYSE) Notes: 1. Listing fees for the year 2023-24 has been paid to the Indian Stock Exchanges as on date of this report. 2. Listing fees to NYSE for the calendar year 2023 has been paid as on date of this report. 3. The stock code on Reuters is WIPR.NS and on Bloomberg is WPRO:IN DistributionofShareholdingasonMarch31,2023 March31,2023 March31,2022 Category (No.of Shares) No. of % of % of Total No. of % of % of Total No. of Shares No. of Shares Shareholders Shareholders Equity Shareholders Shareholders Equity 1-5000 2,678,232 99.56 212,460,317 3.87 1,924,678 99.52 127,656,185 2.33 5001- 10000 6,006 0.22 20,983,153 0.38 4,158 0.21 14,617,597 0.27 10001- 20000 2,592 0.10 18,506,364 0.34 2,078 0.11 14,875,142 0.27 20001- 30000 855 0.03 10,530,173 0.19 747 0.04 9,215,417 0.17 30001- 40000 418 0.02 7,315,158 0.13 376 0.02 6,584,115 0.12 40001- 50000 263 0.01 5,910,264 0.11 275 0.01 6,197,942 0.11 50001- 100000 633 0.02 22,109,146 0.40 607 0.03 21,415,735 0.39 100001& Above 1,032 0.04 5,190,103,166 94.58 1,113 0.06 5,281,507,982 96.34 Total 2,690,031 100.00 5,487,917,741 100.00 1,934,032 100.00 5,482,070,115 100.00 Integrated Annual Report 2022-23 141

Corporate Governance Report Market Share Price Data The performance of our stock in the financial year 2022-23 is tabulated below: NSE BSE NYSE Month Volume Volume High (H) Low (H) Traded during High (H) Low (H) Traded during High ($) Low ($) the month the month April 2022 609.5 507 121,748,127 609.4 507.25 9,736,117 8.03 6.44 May 2022 519 443.2 177,188,540 519 443.15 16,214,735 6.5 5.68 June 2022 488 402.05 164,437,339 488 402.1 12,554,732 6.18 5.18 July 2022 424.7 391 158,856,598 424.4 391 11,945,442 5.46 4.94 August 2022 444.9 399 126,904,546 444.65 399.05 8,839,423 5.54 4.99 September 2022 426 384.6 153,240,991 425.95 384.6 12,882,796 5.31 4.69 October 2022 417.9 372.4 155,894,744 417.9 372.4 10,422,708 4.96 4.38 November 2022 409.45 384.5 115,037,832 409.45 384.75 15,490,968 5.12 4.51 December 2022 416.35 376.3 109,828,778 416.35 376.3 7,112,357 5.17 4.5 January 2023 410.2 381.4 103,241,385 410.35 381.5 6,891,933 5.03 4.55 February 2023 413.25 385.45 67,768,070 413 385.4 4,696,194 5.09 4.63 March 2023 396.65 355 70,587,118 396.5 355 6,136,460 4.88 4.33 Performance of Wipro equity shares/ADSs of the Company relative to the NIFTY, SENSEX and NYSE Composite index during the period April 1, 2022 to March 31, 2023 is given in the following chart: 150 140 130 120 110 100 90 80 70 60 50 40 30 20 2022—2022 — 2022 2022 — 2022—2022—2022—2022 2022 — 2023—2023 2023 -Apr Jun Jul—Aug Sep Oct Nov Dec Jan Feb—May ——Mar 1 — ——1—1 1 1 1 1—1 1 1 1 1 Wipro Sensex NYSE Composite Index 142 Ambitions Realized.

Other Disclosures Description of Voting Rights All our equity shares carry voting rights on a pari-passu basis. Dematerialisation of Shares and Liquidity 99.90% of outstanding equity shares have been dematerialized as at March 31, 2023. Outstanding ADR/GDR/Warrants or any The Company has 2.39% of outstanding ADRs as on March 31, 2023. other Convertible instruments, Conversion Date and Likely Impact on Equity Commodity Price Risk or Foreign Exchange The Company had no exposure to commodity and commodity risks for the financial year Risk and Hedging Activities 2022-23. For Foreign exchange risk and hedging activities, please refer Management Discussion and Analysis Report for details. Credit Ratings During the financial year 2022-23, the ICRA Committee of ICRA has reaffirmed the long-term rating for lines of credit of Wipro Limited at [ICRA]AAA. The Outlook on the long-term rating is stable. The Rating Committee of ICRA has also re-affirmed the short-term rating at [ICRA] A1+. Fitch Ratings has assigned Long-Term Foreign- and Local-Currency Issuer Default Ratings (IDR) and foreign-currency senior unsecured rating of A- . Standard & Poor has also assigned a rating of A-. The Outlook is Stable. Plant Locations The Company has various offices in India and abroad. Details of these locations as on March 31, 2023, are available on our website www.wipro.com. Details of utilization of funds raised During the financial year 2022-23, no funds were raised through preferential allotment or through preferential allotment or qualified Qualified Institutional Placement as per the Regulation 32(7A) of the Listing Regulations. institutions placement as specified under Regulation 32 (7A) of the Listing Regulations Loans and advances in the nature of loans During the financial year, the Company has not provided any loans and advances in the to firms/companies in which directors are nature of loans to firms/companies in which directors are interested. interested by name and amount Registrar and Share Transfer Agents Company s share transfer and related activities are operated through its Registrar and Share Transfer Agent: KFIN Technologies Limited, Hyderabad. Share Transfer System In accordance with the proviso to Regulation 40(1) of the Listing Regulations, effective from April 1, 2019, transfers of shares of the Company shall not be processed unless the shares are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them. Investor Queries and Grievances Redressal Shareholders may write either to the Company or the Registrar and Transfer Agent for redressal of queries and grievances. The address and contact details of the concerned officials are given below. KFIN Technologies Limited, Unit:Wipro Limited, Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad—500 032, Telangana. Toll Free No.: 1800-309-4001 Phone: (040) 7961 1000 ContactPerson: Ms. Baireddy Swati Reddy—E-mail id: swati.baireddy@kfintech.com Ms. Rajitha Cholleti—E-mail id: rajitha.cholleti@kfintech.com. Shareholders Grievance can also be sent through e-mail to the following designated E-mail id: einward.ris@kfintech.com. Integrated Annual Report 2022-23 143

Corporate Governance Report Overseas Depository for ADSs — J.P. Morgan Chase Bank N.A. 383 Madison Avenue, Floor 11 New York, NY10179 General: +1 800 990 1135 From outside the U.S.: +1 651 453 2128 Tel: +1 212 552 8926 New York E-mail: drx_depo@jpmorgan.com Indian Custodian for ADSs India Sub Custody Office Address: J.P. Morgan Chase Bank, N.A. Mumbai Branch, Paradigm B-Wing, 6th Floor, Mindspace, Malad (W), Mumbai—400 064 Phone: +91 022 6649 2515 | F: +91 022 6649 2509 The e-mail address and contact details for all service-related queries is: india.custody.client.service@jpmorgan.com Contact Persons: Nekzad Behramkamdin- E-mail id: nekzad.behramkamdin@jpmorgan.com Nayan Vyas- E-mail id: nayan.x.vyas@jpmorgan.com Web-Based Query Redressal System Members may utilize this facility extended by the Registrar & Transfer Agents for redressal of their queries. Please visit https://karisma.kfintech.com and click on investors option for query registration through free identity registration to log on. Investor can submit the query in the QUERIES option provided on the website, which will generate the grievance registration number. For accessing the status/response to your query, please use the same number at the option VIEW REPLY after 24 hours. The investors can continue to put additional queries relating to the case till they are satisfied. Shareholders can also send their correspondence to the Company with respect to their shares, dividend, request for annual reports and shareholder grievances. The contact details are provided below: Mr. M. Sanaulla Khan Ph: +91 80 28440011 (Extn: 226185) Sr. Vice President and Company Secretary E-mail: sanaulla.khan@wipro.com Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Mr. G. Kothandaraman Ph: +91 80 28440011 (Extn: 226183) General Manager, Finance E-mail: kothandaraman.gopal@wipro.com Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Analysts can reach our Investor Relations Team for any queries and clarification on Financial/Investor Relations related matters: Mr. Dipak Kumar Bohra Ph: +91 80 28440011 (Extn: 226186) Sr. Vice President, Finance E-mail: dipak.bohra@wipro.com Corporate Treasurer and Investor Relations Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Mr. Abhishek Jain Ph: +91 80 28440011 (Extn: 226126) General Manager, Finance E-mail: abhishek.jain2@wipro.com Investor Relations Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 In case of any queries, stakeholders are requested to write to the above-mentioned Email IDs for a quicker response. 144 Ambitions Realized.

CORPORATE GOVERNANCE COMPLIANCE CERTIFICATE [PursuanttoRegulation34(3)andScheduleVParaEoftheSEBI(ListingObligationsandDisclosure Requirements) Regulations, 2015] Corporate Identity Number: L32102KA1945PLC020800 Nominal Capital: H 2527.40 Crores To The Members of Wipro Limited Doddakannelli, Sarjapur Road, Bengaluru 560035 We have examined all the relevant records of Wipro Limited for the purpose of certifying compliance of the conditions of the Corporate Governance under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the financial year ended March 31, 2023. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of certification. The compliance of conditions of corporate governance is the responsibility of the Management. Our examination was limited to the procedure and implementation process adopted by the Company for ensuring the compliance of the conditions of the corporate governance. This certificate is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company. In our opinion and to the best of our information and according to the explanations and information furnished to us, we certify that the Company has complied with all the mandatory requirements of Corporate Governance as stipulated in Schedule II of the said Regulations. As regards Discretionary Requirements specified in Part E of Schedule II of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has complied with items C and E. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V.Sreedharan) Partner FCS: 2347; CP No. 833 Date: April 27, 2023 UDIN: F002347D000241828 Place: Bengaluru PeerReviewCertificateNo.589/2019 Integrated Annual Report 2022-23 145

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Corporate Governance Report CERTIFICATEOFNON-DISQUALIFICATIONOFDIRECTORS (PursuanttoRegulation34(3)andScheduleVParaCclause(10)(i)oftheSEBI(Listing Obligations and Disclosure Requirements) Regulations,2015) To, The Members of Wipro Limited Doddakannelli, Sarjapur Road, Bengaluru 560035 We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of Wipro Limited, having CIN L32102KA1945PLC020800 and having registered office at Doddakannelli, Sarjapur Road, Bengaluru 560035 (hereinafter referred to as the Company ), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Sub clause 10(i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ending on March 31, 2023 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India (SEBI) and Ministry of Corporate Affairs (MCA), or any such other Statutory Authority. DetailsofDirectors: Sl. No. Name of Director Designation DIN Date of appointment in Company 1. Mr. Azim Hasham Premji Non-Executive—Non-Independent Director 00234280 01/09/1968 2. Mr. Rishad Azim Premji Executive Director, Chairman of the Board 02983899 01/05/2015 and the Company 3. Mr. Thierry Delaporte Executive Director, Chief Executive Officer 08107242 06/07/2020 and Managing Director 4. Ms. Tulsi Naidu Non-Executive—Independent Director 03017471 01/07/2021 5. Ms. Ireena Vittal Non-Executive—Independent Director 05195656 01/10/2013 6. Mr. Patrick John Ennis Non-Executive—Independent Director 07463299 01/04/2016 7. Mr. Patrick Lucien Andre Dupuis Non-Executive—Independent Director 07480046 01/04/2016 8. Mr. Deepak Madhav Satwalekar Non-Executive—Independent Director 00009627 01/07/2020 9. Ms. Paivi Elina Rekonen Fleischer Non-Executive—Independent Director 09669696 01/10/2022 *Mr.William A.Owens (DIN:00422976) retired as an Independent Director on 31.07.2022 after completing his term of office. Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V.Sreedharan) Partner FCS: 2347; CP No. 833 Date: April 27, 2023 UDIN: F002347D000241828 Place: Bengaluru PeerReviewCertificateNo.589/2019 146 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Independent Auditor s Report To The Members of Wipro Limited KEY AUDIT MATTER Report on the Audit of the Standalone Financial Key audit matter is a matter that, in our professional Statements MXGJPHQW LV RI PRVW VLJQLFDQFH LQ RXU DXGLW RI WKH Standalone Financial Statements of the current period. OPINION This matter was addressed in the context of our audit of We have audited the accompanying Standalone Financial the Standalone Financial Statements as a whole, and Statements of Wipro Limited ( the Company ), which in forming our opinion thereon, and we do not provide a comprise the Balance Sheet as at March 31, 2023, separate opinion on this matter. We have determined the DQG WKH 6WDWHPHQW RI 3URW DQG /RVV LQFOXGLQJ 2WKHU matter described below to be the key audit matter to be Comprehensive Income), the Statement of Changes in Equity communicated in our report. and the Statement of Cash Flows for the year then ended, 5HYHQXH IURP [HG SULFH FRQWUDFWV XVLQJ WKH SHUFHQWDJH DQG D VXPPDU¥ RI VLJQLFDQW DFFRXQWLQJ SROLFLHV DQG RWKHU RI FRPSOHWLRQ PHWKRG 5HIHU 1RWHV LLL D [LLL % DQG explanatory information (herein after referred to as the WR WKH QDQFLDO VWDWHPHQWV Standalone Financial Statements ). In our opinion and to the best of our information and Key Audit Matter Description according to the explanations given to us, the aforesaid 5HYHQXH IURP [HG SULFH FRQWUDFWV LQFOXGLQJ VRIWZDUH Standalone Financial Statements give the information development, and integration contracts, where the required by the Companies Act, 2013 ( the Act ) in the SHUIRUPDQFH REOLJDWLRQV DUH VDWLVHG RYHU WLPH LV manner so required and give a true and fair view in UHFRJQL]HG XVLQJ WKH SHUFHQWDJH RI FRPSOHWLRQ PHWKRG conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies 8VH RI WKH SHUFHQWDJH RI FRPSOHWLRQ PHWKRG UHTXLUHV WKH (Indian Accounting Standards) Rules, 2015, as amended, Company to determine the project costs incurred to date as ( Ind AS ) and other accounting principles generally a percentage of total estimated project costs at completion. accepted in India, of the state of affairs of the Company 7KH HVWLPDWLRQ RI WRWDO SURMHFW FRVWV LQYROYHV VLJQLFDQW DV DW 0DUFK DQG LWV SURW WRWDO FRPSUHKHQVLYH judgement and is assessed throughout the period of the LQFRPH WKH FKDQJHV LQ HTXLW¥ DQG LWV FDVK RZV IRU WKH ¥HDU FRQWUDFW WR UHHFW DQ¥ FKDQJHV EDVHG RQ WKH ODWHVW DYDLODEOH ended on that date. information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period BASIS FOR OPINION in which such losses become probable based on the total estimated project costs. We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing :H LGHQWLHG WKH UHYHQXH UHFRJQLWLRQ IRU [HG SULFH VSHFLHG XQGHU VHFWLRQ RI WKH $FW F6$V 2XU FRQWUDFWV ZKHUH WKH SHUFHQWDJH RI FRPSOHWLRQ PHWKRG responsibilities under those Standards are further described in the Auditor s Responsibility for the Audit of the Standalone LV XVHG DV D NH¥ DXGLW PDWWHU EHFDXVH RI WKH VLJQLFDQW Financial Statements section of our report. We are judgement involved in estimating the efforts to complete independent of the Company in accordance with the Code such contracts. of Ethics issued by the Institute of Chartered Accountants This estimate has a high inherent uncertainty and requires of India (the ICAI ) together with the ethical requirements consideration of progress of the contract, efforts incurred that are relevant to our audit of the Standalone Financial WR GDWH DQG HVWLPDWHV RI HIIRUWV UHTXLUHG WR FRPSOHWH WKH Statements under the provisions of the Act and the Rules remaining performance obligations. PDGH WKHUHXQGHU DQG ZH KDYH IXOOOHG RXU RWKHU HWKLFDO responsibilities in accordance with these requirements and This required a high degree of auditor judgment in the ICAI s Code of Ethics. We believe that the audit evidence evaluating the audit evidence supporting estimated efforts REWDLQHG E¥ XV LV VXIFLHQW DQG DSSURSULDWH WR SURYLGH D to complete and a higher extent of audit effort to evaluate basis for our audit opinion on the Standalone Financial the reasonableness of the total estimated efforts used to Statements. UHFRJQLVH UHYHQXH IURP [HG SULFH FRQWUDFWV Integrated Annual Report 2022-23 147

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Independent Auditor s Report How the Key Audit Matter Was Addressed in the Audit 2XU DXGLW SURFHGXUHV UHODWHG WR HVWLPDWHV RI HIIRUWV WR FRPSOHWH IRU [HG SULFH FRQWUDFWV DFFRXQWHG XVLQJ WKH SHUFHQWDJH RI FRPSOHWLRQ PHWKRG LQFOXGHG WKH IROORZLQJ among others: x We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to complete the remaining performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorised changes to recording of efforts incurred. x :H VHOHFWHG D VDPSOH RI [HG SULFH FRQWUDFWV ZLWK FXVWRPHUV DFFRXQWHG XVLQJ SHUFHQWDJH RI FRPSOHWLRQ method and performed the following: x Read the contract and based on the terms and conditions evaluated whether recognizing revenue RYHU WLPH XVLQJ SHUFHQWDJH RI FRPSOHWLRQ PHWKRG was appropriate, and the contract was included in management s calculation of revenue over time. x Evaluated the appropriateness of and consistency in the application of management s policies and methodologies to estimate progress towards satisfying the performance obligation. x Compared efforts incurred to date with Company s estimate of efforts incurred to date to identify VLJQLFDQW YDULDWLRQV DQG HYDOXDWH ZKHWKHU WKRVH variations have been considered appropriately in estimating the remaining efforts to complete the contract. x Tested the estimate for consistency with the status of delivery of milestones, customer acceptances and other related information to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations. INFORMATION OTHER THAN THE FINANCIAL STATEMENTS AND AUDITOR S REPORT THEREON x The Company s Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board s Report including Annexures to Board s report, Business Responsibility and Sustainability Report and Corporate Governance Report, but does not include the Consolidated Financial Statements, the Standalone Financial Statements and our auditor s report thereon. x 2XU RSLQLRQ RQ WKH 6WDQGDORQH )LQDQFLDO 6WDWHPHQWV GRHV not cover the other information and we do not express any form of assurance conclusion thereon. x In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated. x If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE STANDALONE FINANCIAL STATEMENTS The Company s Board of Directors is responsible for the PDWWHUV VWDWHG LQ VHFWLRQ RI WKH $FW ZLWK UHVSHFW to the preparation and presentation of these Standalone Financial Statements that give a true and fair view of the QDQFLDO SRVLWLRQ QDQFLDO SHUIRUPDQFH LQFOXGLQJ RWKHU FRPSUHKHQVLYH LQFRPH FKDQJHV LQ HTXLW¥ DQG FDVK RZV of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of DGHTXDWH LQWHUQDO QDQFLDO FRQWUROV WKDW ZHUH RSHUDWLQJ effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error. In preparing the Standalone Financial Statements, management is responsible for assessing the Company s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. 148 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS The Company s Board of Directors are also responsible for RYHUVHHLQJ WKH &RPSDQ¥V QDQFLDO UHSRUWLQJ SURFHVV AUDITOR S RESPONSIBILITY FOR THE AUDIT OF THE STANDALONE FINANCIAL STATEMENTS 2XU REMHFWLYHV DUH WR REWDLQ UHDVRQDEOH DVVXUDQFH DERXW whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they FRXOG UHDVRQDEO¥ EH H[SHFWHG WR LQXHQFH WKH HFRQRPLF decisions of users taken on the basis of these Standalone Financial Statements. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: x Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that LV VXIFLHQW DQG DSSURSULDWH WR SURYLGH D EDVLV IRU RXU opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. x 2EWDLQ DQ XQGHUVWDQGLQJ RI LQWHUQDO QDQFLDO FRQWURO relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section L RI WKH $FW ZH DUH DOVR UHVSRQVLEOH IRU H[SUHVVLQJ our opinion on whether the Company has adequate LQWHUQDO QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH Financial Statements in place and the operating effectiveness of such controls. x Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management. x Conclude on the appropriateness of management s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that PD¥ FDVW VLJQLFDQW GRXEW RQ WKH &RPSDQ¥V DELOLW¥ WR continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor s report to the related disclosures in the Standalone Financial Statements or, if such disclosures DUH LQDGHTXDWH WR PRGLI¥ RXU RSLQLRQ 2XU FRQFOXVLRQV are based on the audit evidence obtained up to the date of our auditor s report. However, future events or conditions may cause the Company to cease to continue as a going concern. x Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone )LQDQFLDO 6WDWHPHQWV PD¥ EH LQXHQFHG :H FRQVLGHU quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results RI RXU ZRUN DQG LL WR HYDOXDWH WKH HIIHFW RI DQ¥ LGHQWLHG misstatements in the Standalone Financial Statements. We communicate with those charged with governance regarding, among other matters, the planned scope and WLPLQJ RI WKH DXGLW DQG VLJQLFDQW DXGLW QGLQJV LQFOXGLQJ DQ¥ VLJQLFDQW GHFLHQFLHV LQ LQWHUQDO FRQWURO WKDW ZH LGHQWLI¥ during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of PRVW VLJQLFDQFH LQ WKH DXGLW RI WKH 6WDQGDORQH )LQDQFLDO Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so Integrated Annual Report 2022-23 149

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Independent Auditor s Report would reasonably be expected to outweigh the public interest information and according to the explanations given EHQHWV RI VXFK FRPPXQLFDWLRQ to us: REPORT ON OTHER LEGAL AND REGULATORY a. The Company has disclosed the impact of pending REQUIREMENTS OLWLJDWLRQV RQ LWV QDQFLDO SRVLWLRQ LQ LWV 6WDQGDORQH $V UHTXLUHG E¥ 6HFWLRQ RI WKH $FW EDVHG RQ RXU DXGLW )LQDQFLDO 6WDWHPHQWV 5HIHU 1RWH WR WKH Standalone Financial Statements; we report, that: b. The Company has made provision, as required under a) We have sought and obtained all the information and the applicable law or accounting standards, for explanations which to the best of our knowledge and belief were necessary for the purposes of our audit. PDWHULDO IRUHVHHDEOH ORVVHV LI DQ¥ RQ ORQJ WHUP FRQWUDFWV LQFOXGLQJ GHULYDWLYH FRQWUDFWV 5HIHU b) In our opinion, proper books of account as required by 1RWH WR WKH 6WDQGDORQH )LQDQFLDO 6WDWHPHQWV law have been kept by the Company so far as it appears from our examination of those books. c. There has been no delay in transferring amounts, F 7KH %DODQFH 6KHHW WKH 6WDWHPHQW RI 3URW DQG /RVV required to be transferred, to the Investor Education LQFOXGLQJ 2WKHU &RPSUHKHQVLYH ,QFRPH WKH 6WDWHPHQW and Protection Fund by the Company. of Changes in Equity and the Statement of Cash Flows d. (a) The Management has represented that, to dealt with by this Report are in agreement with the the best of it s knowledge and belief, no funds books of account. (which are material either individually or in d) In our opinion, the aforesaid Standalone Financial aggregate) have been advanced or loaned 6WDWHPHQWV FRPSO¥ ZLWK WKH ,QG $6 VSHFLHG XQGHU or invested (either from borrowed funds or Section 133 of the Act. share premium or any other sources or kind H 2Q WKH EDVLV RI WKH ZULWWHQ UHSUHVHQWDWLRQV UHFHLYHG of funds) by the Company to or in any other from the directors as on March 31, 2023 taken on person or entity, including foreign entities record by the Board of Directors, none of the directors ( Intermediaries ), with the understanding, LV GLVTXDOLHG DV RQ 0DUFK IURP EHLQJ whether recorded in writing or otherwise, that DSSRLQWHG DV D GLUHFWRU LQ WHUPV RI 6HFWLRQ RI the Intermediary shall, directly or indirectly lend the Act. RU LQYHVW LQ RWKHU SHUVRQV RU HQWLWLHV LGHQWLHG f) With respect to the adequacy of the internal in any manner whatsoever by or on behalf of the QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR WKH 6WDQGDORQH &RPSDQ¥ F8OWLPDWH %HQHFLDULHV RU SURYLGH Financial Statements of the Company and the any guarantee, security or the like on behalf of operating effectiveness of such controls, refer to WKH 8OWLPDWH %HQHFLDULHV RXU VHSDUDWH 5HSRUW LQ F$QQH[XUH $ 2XU UHSRUW (b) The Management has represented, that, to H[SUHVVHV DQ XQPRGLHG RSLQLRQ RQ WKH DGHTXDF¥ the best of it s knowledge and belief, no funds and operating effectiveness of the Company s internal (which are material either individually or QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH in aggregate) have been received by the Financial Statements. Company from any person or entity, including g) With respect to the other matters to be included in the foreign entities ( Funding Parties ), with Auditor s Report in accordance with the requirements the understanding, whether recorded in of section 197(16) of the Act, as amended, in our opinion writing or otherwise, that the Company shall, and to the best of our information and according to directly or indirectly, lend or invest in other the explanations given to us, the remuneration paid SHUVRQV RU HQWLWLHV LGHQWLHG LQ DQ¥ PDQQHU by the Company to its directors during the year is whatsoever by or on behalf of the Funding in accordance with the provisions of section 197 of 3DUW¥ F8OWLPDWH %HQHFLDULHV RU SURYLGH DQ¥ the Act. guarantee, security or the like on behalf of the h) With respect to the other matters to be included in 8OWLPDWH %HQHFLDULHV the Auditor s Report in accordance with Rule 11 of WKH &RPSDQLHV $XGLW DQG $XGLWRUV 5XOHV (c) Based on the audit procedures performed as amended in our opinion and to the best of our that have been considered reasonable and 150 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS appropriate in the circumstances, nothing has $V UHTXLUHG E¥ WKH &RPSDQLHV $XGLWRUV 5HSRUW 2UGHU come to our notice that has caused us to believe FWKH 2UGHU LVVXHG E¥ WKH &HQWUDO *RYHUQPHQW LQ WKDW WKH UHSUHVHQWDWLRQV XQGHU VXE FODXVH L WHUPV RI 6HFWLRQ RI WKH $FW ZH JLYH LQ F$QQH[XUH % and (ii) of Rule 11(e), as provided under (a) and (b) D VWDWHPHQW RQ WKH PDWWHUV VSHFLHG LQ SDUDJUDSKV DQG above, contain any material misstatement. RI WKH 2UGHU e. The interim dividend declared and paid by the Company during the year is in accordance with For DELOITTE HASKINS & SELLS LLP section 123 of the Act, as applicable. Chartered Accountants )LUP 5HJLVWUDWLRQ 1XPEHU : : f. Proviso to Rule 3(1) of the Companies (Accounts) 5XOHV IRU PDLQWDLQLQJ ERRNV RI DFFRXQW Anand Subramanian using accounting software which has a feature of Partner recording audit trail (edit log) facility is applicable 0HPEHUVKLS QXPEHU to the Company w.e.f. April 1, 2023, and accordingly, 8’,1%*;9.= reporting under Rule 11(g) of Companies (Audit DQG $XGLWRUV 5XOHV LV QRW DSSOLFDEOH IRU WKH Bengaluru QDQFLDO ¥HDU HQGHG 0DUFK 0D¥ Integrated Annual Report 2022-23 151

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Independent Auditor s Report ANNEXURE A TO THE INDEPENDENT AUDITOR S obtain reasonable assurance about whether adequate REPORT LQWHUQDO QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH Financial Statements was established and maintained 5HIHUUHG WR LQ SDUDJUDSK I XQGHU 5HSRUW RQ 2WKHU /HJDO and if such controls operated effectively in all material DQG 5HJXODWRU¥ 5HTXLUHPHQWV VHFWLRQ RI RXU UHSRUW RI respects. HYHQ GDWH Report on the Internal Financial Controls with 2XU DXGLW LQYROYHV SHUIRUPLQJ SURFHGXUHV WR REWDLQ DXGLW reference to Standalone Financial Statements HYLGHQFH DERXW WKH DGHTXDF¥ RI WKH LQWHUQDO QDQFLDO controls with reference to Standalone Financial Statements XQGHU &ODXVH L RI 6XE VHFWLRQ RI 6HFWLRQ DQG WKHLU RSHUDWLQJ HIIHFWLYHQHVV 2XU DXGLW RI LQWHUQDO RI WKH &RPSDQLHV $FW FWKH $FW QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH )LQDQFLDO :H KDYH DXGLWHG WKH LQWHUQDO QDQFLDO FRQWUROV ZLWK Statements included obtaining an understanding of internal reference to Standalone Financial Statements of Wipro QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH )LQDQFLDO Limited ( the Company ) as of March 31, 2023 in conjunction Statements, assessing the risk that a material weakness with our audit of the Standalone Ind AS Financial Statements exists, and testing and evaluating the design and operating of the Company for the year ended on that date. effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor s 0DQDJHPHQWV 5HVSRQVLELOLW¥ IRU ,QWHUQDO judgement, including the assessment of the risks of material Financial Controls PLVVWDWHPHQW RI WKH QDQFLDO VWDWHPHQWV ZKHWKHU GXH WR The Company s management is responsible for establishing fraud or error. DQG PDLQWDLQLQJ LQWHUQDO QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR We believe that the audit evidence we have obtained, is the Standalone Financial Statements based on the internal VXIFLHQW DQG DSSURSULDWH WR SURYLGH D EDVLV IRU RXU DXGLW control criteria established by the Company considering RSLQLRQ RQ WKH &RPSDQ¥V LQWHUQDO QDQFLDO FRQWUROV ZLWK the essential components of internal control stated in the reference to Standalone Financial Statements. *XLGDQFH 1RWH RQ $XGLW RI ,QWHUQDO )LQDQFLDO &RQWUROV 2YHU Financial Reporting issued by the Institute of Chartered 0HDQLQJ RI ,QWHUQDO )LQDQFLDO &RQWUROV ZLWK Accountants of India (the ICAI ). These responsibilities include the design, implementation and maintenance of reference to Standalone Financial Statements DGHTXDWH LQWHUQDO QDQFLDO FRQWUROV WKDW ZHUH RSHUDWLQJ $ FRPSDQ¥V LQWHUQDO QDQFLDO FRQWURO ZLWK UHIHUHQFH WR HIIHFWLYHO¥ IRU HQVXULQJ WKH RUGHUO¥ DQG HIFLHQW FRQGXFW RI Standalone Financial Statements is a process designed its business, including adherence to the company s policies, to provide reasonable assurance regarding the reliability the safeguarding of its assets, the prevention and detection RI QDQFLDO UHSRUWLQJ DQG WKH SUHSDUDWLRQ RI QDQFLDO of frauds and errors, the accuracy and completeness of the statements for external purposes in accordance with accounting records, and the timely preparation of reliable generally accepted accounting principles. A company s QDQFLDO LQIRUPDWLRQ DV UHTXLUHG XQGHU WKH $FW LQWHUQDO QDQFLDO FRQWURO ZLWK UHIHUHQFH WR 6WDQGDORQH Financial Statements includes those policies and Auditor s Responsibility procedures that (1) pertain to the maintenance of records 2XU UHVSRQVLELOLW¥ LV WR H[SUHVV DQ RSLQLRQ RQ WKH &RPSDQ¥V WKDW LQ UHDVRQDEOH GHWDLO DFFXUDWHO¥ DQG IDLUO¥ UHHFW WKH LQWHUQDO QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH transactions and dispositions of the assets of the company; Financial Statements of the Company based on our audit. (2) provide reasonable assurance that transactions are We conducted our audit in accordance with the Guidance UHFRUGHG DV QHFHVVDU¥ WR SHUPLW SUHSDUDWLRQ RI QDQFLDO 1RWH RQ $XGLW RI ,QWHUQDO )LQDQFLDO &RQWUROV 2YHU )LQDQFLDO statements in accordance with generally accepted 5HSRUWLQJ WKH F*XLGDQFH 1RWH LVVXHG E¥ WKH ,&$, DQG WKH accounting principles, and that receipts and expenditures 6WDQGDUGV RQ $XGLWLQJ SUHVFULEHG XQGHU 6HFWLRQ of the company are being made only in accordance with of the Companies Act, 2013, to the extent applicable to an authorisations of management and directors of the DXGLW RI LQWHUQDO QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR company; and (3) provide reasonable assurance regarding Standalone Financial Statements. Those Standards prevention or timely detection of unauthorised acquisition, DQG WKH *XLGDQFH 1RWH UHTXLUH WKDW ZH FRPSO¥ ZLWK use, or disposition of the company s assets that could have a ethical requirements and plan and perform the audit to PDWHULDO HIIHFW RQ WKH QDQFLDO VWDWHPents. 152 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements %HFDXVH RI WKH LQKHUHQW OLPLWDWLRQV RI LQWHUQDO QDQFLDO controls with reference to Standalone Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, SURMHFWLRQV RI DQ¥ HYDOXDWLRQ RI WKH LQWHUQDO QDQFLDO controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal QDQFLDO FRQWURO ZLWK UHIHUHQFH WR 6WDQGDORQH )LQDQFLDO Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Opinion In our opinion and to the best of our information and according to the explanations given to us, the Company has, in all PDWHULDO UHVSHFWV DQ DGHTXDWH LQWHUQDO QDQFLDO FRQWUROV with reference to Standalone Financial Statements and VXFK LQWHUQDO QDQFLDO FRQWUROV ZLWK UHIHUHQFH WR 6WDQGDORQH Financial Statements were operating effectively as at 0DUFK EDVHG RQ WKH FULWHULD IRU LQWHUQDO QDQFLDO control with reference to Standalone Financial Statements established by the Company considering the essential components of internal control stated in the Guidance 1RWH RQ $XGLW RI ,QWHUQDO )LQDQFLDO &RQWUROV 2YHU )LQDQFLDO Reporting issued by the ICAI. For DELOITTE HASKINS & SELLS LLP Chartered Accountants )LUP 5HJLVWUDWLRQ 1XPEHU : : Anand Subramanian Partner 0HPEHUVKLS QXPEHU 8’,1%*;9.= Bengaluru 0D¥ Integrated Annual Report 2022-23 153

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Independent Auditor s Report ANNEXURE B TO THE INDEPENDENT AUDITORS H PLOOLRQ IRU ZKLFK WKH WLWOH GHHG KDV QRW EHHQ REPORT executed in the name of the Company pending IXOOPHQW RI FHUWDLQ FRQGLWLRQV 5HIHUUHG WR LQ SDUDJUDSK XQGHU 5HSRUW RQ 2WKHU /HJDO (d) The Company has not revalued any of its Property, DQG 5HJXODWRU¥ 5HTXLUHPHQWV VHFWLRQ RI RXU UHSRUW WR WKH 3ODQW DQG (TXLSPHQW LQFOXGLQJ ULJKW RI XVH DVVHWV 0HPEHUV RI :LSUR /LPLWHG RI HYHQ GDWH and intangible assets during the year. To the best of our information and according to the H 1R SURFHHGLQJV KDYH EHHQ LQLWLDWHG GXULQJ WKH ¥HDU explanations provided to us by the Company and the books of or are pending against the Company as at March account and records examined by us in the normal course of 31, 2023 for holding any benami property under audit, we state that: WKH %HQDPL 7UDQVDFWLRQV 3URKLELWLRQ $FW DV (i) In respect of the Company s Property, Plant and amended in 2016) and rules made thereunder. Equipment and Intangible Assets: LL D 7KH LQYHQWRULHV ZHUH SK¥VLFDOO¥ YHULHG GXULQJ WKH (a) (A) The Company has maintained proper year by the Management at reasonable intervals. records showing full particulars, including In our opinion and according to the information quantitative details and situation of Property, and explanations given to us, the coverage and Plant and Equipment and relevant details of SURFHGXUH RI VXFK YHULFDWLRQ E¥ WKH 0DQDJHPHQW is appropriate having regard to the size of the ULJKW RI XVH DVVHWV &RPSDQ¥ DQG WKH QDWXUH RI LWV RSHUDWLRQV 1R (B) The Company has maintained proper records discrepancies of 10% or more in the aggregate for showing full particulars of intangible assets. each class of inventories were noticed on such (b) The Company has a program of physical SK¥VLFDO YHULFDWLRQ RI LQYHQWRULHV ZKHQ FRPSDUHG with books of account. YHULFDWLRQ RI 3URSHUW¥ 3ODQW DQG (TXLSPHQW DQG ULJKW RI XVH DVVHWV VR WR FRYHU DOO WKH DVVHWV (b) According to the information and explanations once every three years which, in our opinion, given to us, the Company has not been sanctioned is reasonable having regard to the size of the working capital limits in excess of H 5 crores, in Company and the nature of its assets. Pursuant aggregate, at any point of time during the year, to the program, certain Property, Plant and IURP EDQNV RU QDQFLDO LQVWLWXWLRQV RQ WKH EDVLV (TXLSPHQW DQG ULJKW RI XVH DVVHWV ZHUH GXH IRU of security of current assets. Hence, reporting on YHULFDWLRQ GXULQJ WKH ¥HDU DQG ZHUH SK¥VLFDOO¥ WKH TXDUWHUO¥ UHWXUQV RU VWDWHPHQWV OHG E¥ WKH YHULHG E¥ WKH 0DQDJHPHQW GXULQJ WKH ¥HDU &RPSDQ¥ ZLWK VXFK EDQNV RU QDQFLDO LQVWLWXWLRQV According to the information and explanations is not applicable to the Company. given to us, no material discrepancies were noticed (iii) The Company has made investments in companies RQ VXFK YHULFDWLRQ during the year, in respect of which: (c) With respect to immovable properties (other (a) The Company has not provided any loans or than properties where the Company is the lessee advances in the nature of loans or stood guarantee, and the lease agreements are duly executed in or provided security to any other entity during the IDYRU RI WKH &RPSDQ¥ GLVFORVHG LQ WKH QDQFLDO year, and hence reporting under clause (iii)(a) of the statements included in Property, plant and 2UGHU LV QRW DSSOLFDEOH WR WKH &RPSDQ¥ equipment, according to the information and explanations given to us and based on the (b) The investments made during the year are, in our opinion, prima facie, not prejudicial to the H[DPLQDWLRQ RI WKH UHJLVWHUHG VDOH GHHG WUDQVIHU Company s interest. GHHG FRQYH¥DQFH GHHG WKH SURSHUW¥ WD[ UHFHLSWV and lease agreement for land on which building is (c) In respect of loans granted by the Company, the constructed provided to us, we report that, the title schedule of repayment of principal and payment of deeds of such immovable properties are held in the interest has been stipulated and the repayments name of the Company as at the balance sheet date, or receipts of principal amounts and interest have except for freehold land with a carrying amount of been regular as per stipulations. 154 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS (d) Based on the audit procedures performed, in respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date. (e) During the year loans aggregating to H 20,723 million fell due from certain subsidiaries, of which loans aggregating H 12,506 million has been renewed or extended during the year. There were no fresh loans granted to settle the overdues of existing loans given to the same parties. (H Millions) 1DPH RI WKH 3DUW¥ Aggregate amount Percentage of of overdues of the aggregate to existing loans the total loans renewed or granted during the extended or settled year* by fresh loans Wipro LLC 12,326 99% :LSUR 9/6 ‘HVLJQ 1% Services India Private Limited * includes H 12,506 renewed or extended during the year. (f) According to information and explanations given to us and based on the audit procedures performed, the Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause (iii)(f) is not applicable. The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties. (iv) The Company has complied with the provisions of 6HFWLRQV DQG RI WKH &RPSDQLHV $FW in respect of loans granted, investments made and guarantees and securities provided, as applicable. (v) The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting XQGHU FODXVH Y RI WKH 2UGHU LV QRW DSSOLFDEOH WR the Company. (vi) 7KH PDLQWHQDQFH RI FRVW UHFRUGV KDV QRW EHHQ VSHFLHG for the activities of the Company by the Central *RYHUQPHQW XQGHU VHFWLRQ RI WKH &RPSDQLHV Act, 2013 for the business activities carried out by the Company. Hence reporting under Clause (vi) of the order is not applicable to the Company. (vii) In respect of statutory dues: (a) In our opinion, undisputed statutory dues, including Goods and Service tax, Provident Fund, (PSOR¥HHV 6WDWH ,QVXUDQFH ,QFRPH WD[ 6DOHV Tax, Service tax, duty of Custom, duty of Excise, 9DOXH $GGHG 7D[ FHVV DQG DQ¥ RWKHU PDWHULDO statutory dues applicable to the Company have generally been regularly deposited by it with the appropriate authorities. There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, ,QFRPH WD[ 6DOHV 7D[ 6HUYLFH 7D[ GXW¥ RI &XVWRP GXW¥ RI ([FLVH 9DOXH $GGHG 7D[ FHVV DQG RWKHU material statutory dues in arrears as at March 31, 2023 for a period of more than six months from the date they became payable. (b) ‘HWDLOV RI VWDWXWRU¥ GXHV UHIHUUHG WR LQ VXE clause (a) above which have not been deposited as on March 31, 2023 on account of disputes are given below: H Million Amount not Forum where dispute is Period to which the Amount deposited Name of Statute Nature of dues SHQGLQJ amount relates Involved as at March 7KH &HQWUDO ([FLVH $FW Excise Duty Assistant Commissioner WR 7KH &HQWUDO ([FLVH $FW Excise Duty Commissioner WR 10 10 7KH &HQWUDO ([FLVH $FW Excise Duty Commissioner (Appeals) WR 13 13 7KH &HQWUDO ([FLVH $FW Excise Duty CESTAT WR 33 21 Integrated Annual Report 2022-23 155

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Independent Auditor s Report Amount not Forum where dispute is Period to which the Amount deposited Name of Statute Nature of dues SHQGLQJ amount relates Involved as at March The Customs Act, 1962 Customs Duty Assistant Commissioner of WR Customs The Customs Act, 1962 Customs Duty CESTAT WR 11 The Customs Act, 1962 Customs Duty Commissioner WR 90 The Customs Act, 1962 Customs Duty Commissioner (Appeals) WR The Customs Act, 1962 Customs Duty ‘HSXW¥ &RPPLVVLRQHU $LU 5 5 Customs Chennai The Customs Act, 1962 Customs Duty Madras High Court The Customs Act, 1962 Customs Duty Karnataka High Court 2 2 The Customs Act, 1962 &XVWRPV ‘XW¥ 3HQDOW¥ Karnataka High Court WR 2,711 2,631 )LQDQFH $FW Service tax Assistant Commissioner WR 366 )LQDQFH $FW Service tax Commissioner WR )LQDQFH $FW Service tax Commissioner (Appeals) WR 363 17 )LQDQFH $FW Service tax CESTAT WR 2,669 )LQDQFH $FW 6HUYLFH 7D[ 3HQDOW¥ Commissioner (Appeals) WR 29 29 )LQDQFH $FW 6HUYLFH 7D[ 3HQDOW¥ Assistant Commissioner 1 1 )LQDQFH $FW 6HUYLFH 7D[ 3HQDOW¥ CESTAT WR 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 $VVLVWDQW &RPPLVVLRQHU WR Deputy Commissioner 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Commissioner (Appeals) WR 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Additional Commissioner WR 19 (Appeals) 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Commercial Tax Tribunal 1 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Deputy Commissioner 7 5 (Appeals) 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 7DPLO 1DGX 6DOHV 7D[ $SSHOODWH 2 1 Tribunal 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 West Bengal Commercial Tax 2 2 Appellate Authority 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 West Bengal Commercial Taxes 10 10 Appellate and Revisional Board 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Karnataka Appellate Tribunal 270 251 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Tribunal WR 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 High Court WR 5 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 Supreme Court 12 12 6DOHV 7D[ 9$7 6DOHV 7D[ 9$7 $VVHVVLQJ 2IFHU WR 155 155 Goods and Services Tax Goods and Services Tax Commissioner (Appeals) WR 930 929 Goods and Services Tax Goods and Services Tax Assistant Commissioner Goods and Services Tax Goods and Services Tax Joint Commissioner (ST) 156 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Amount not Forum where dispute is Period to which the Amount deposited Name of Statute Nature of dues SHQGLQJ amount relates Involved as at March The Income Tax Act, 1961 ,QFRPH 7D[ 7’6 &,7 $ 7’6 35 35 The Income Tax Act, 1961 Income Tax TDS Income Tax Appellate Tribunal 13 3 The Income Tax Act, 1961 Income Tax $VVHVVLQJ 2IFHU 97 The Income Tax Act, 1961 Income Tax Commissioner of Income tax 16 16 (Appeals) The Income Tax Act, 1961 Income Tax Income Tax Appellate Tribunal 2,027 1,212 The Employees Provident Provident Fund The Employees Provident WR Funds And Miscellaneous Funds Appellate Tribunal Provisions, ACT, 1952 (viii) There were no transactions relating to previously unrecorded income that were surrendered or disclosed as income in the tax assessments under the Income Tax $FW RI GXULQJ WKH ¥HDU (ix) (a) In our opinion, the Company has not defaulted in the repayment of loans or other borrowings or in the payment of interest thereon to any lender during the year. (b) The Company has not been declared wilful GHIDXOWHU E¥ DQ¥ EDQN RU QDQFLDO LQVWLWXWLRQ RU government or any government authority. (c) The Company has not taken any term loan during the year and there are no unutilised term loans at the beginning of the year and hence, reporting XQGHU FODXVH L[ F RI WKH 2UGHU LV QRW DSSOLFDEOH WR the Company. G 2Q DQ RYHUDOO H[DPLQDWLRQ RI WKH QDQFLDO statements of the Company, funds raised on VKRUW WHUP EDVLV KDYH SULPD IDFLH QRW EHHQ XVHG GXULQJ WKH ¥HDU IRU ORQJ WHUP SXUSRVHV E¥ the Company. H 2Q DQ RYHUDOO H[DPLQDWLRQ RI WKH QDQFLDO statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries or associates. (f) The Company has not raised any loans during the year on the pledge of securities held in its subsidiaries and hence reporting under clause (ix) I RI WKH 2UGHU LV QRW DSSOLFDEOH WR WKH &RPSDQ¥ (x) (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence UHSRUWLQJ XQGHU FODXVH [ D RI WKH 2UGHU LV QRW applicable to the Company. (b) During the year the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause (x)(b) RI WKH 2UGHU LV QRW DSSOLFDEOH WR WKH &RPSDQ¥ (xi) (a) To the best of our knowledge, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year. E 1R UHSRUW XQGHU VXE VHFWLRQ RI VHFWLRQ RI WKH &RPSDQLHV $FW KDV EHHQ OHG LQ )RUP $‘7 DV prescribed under rule 13 of Companies (Audit and $XGLWRUV 5XOHV ZLWK WKH &HQWUDO *RYHUQPHQW during the year and upto the date of this report. (c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report) and provided to us, when performing our audit. (xii) 7KH &RPSDQ¥ LV QRW D 1LGKL &RPSDQ¥ DQG KHQFH UHSRUWLQJ XQGHU FODXVH [LL RI WKH 2UGHU LV QRW applicable to the Company. Integrated Annual Report 2022-23 157

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Independent Auditor s Report (xiii) In our opinion, the Company is in compliance with supporting the assumptions, nothing has come to our 6HFWLRQ DQG RI WKH &RPSDQLHV $FW ZKHUH attention, which causes us to believe that any material applicable, for all transactions with the related parties uncertainty exists as on the date of the audit report and the details of related party transactions have been indicating that Company is not capable of meeting its GLVFORVHG LQ WKH QDQFLDO VWDWHPHQWV DV UHTXLUHG E¥ WKH liabilities existing at the date of balance sheet as and applicable accounting standards. when they fall due within a period of one year from the balance sheet date. We, however, state that this is not (xiv) (a) In our opinion, the Company has an adequate an assurance as to the future viability of the Company. internal audit system commensurate with the size We further state that our reporting is based on the facts and the nature of its business. up to the date of the audit report and we neither give any (b) We have considered, the internal audit reports guarantee nor any assurance that all liabilities falling provided to us for the year under audit and till date, due within a period of one year from the balance sheet when performing our audit. date, will get discharged by the Company as and when they fall due. (xv) In our opinion during the year the Company has not HQWHUHG LQWR DQ¥ QRQ FDVK WUDQVDFWLRQV ZLWK LWV (xx) (a) There is no unspent amount towards Corporate directors or persons connected with its directors and Social Responsibility (CSR) on other than ongoing hence provisions of section 192 of the Companies Act, SURMHFWV UHTXLULQJ D WUDQVIHU WR D )XQG VSHFLHG 2013 are not applicable to the Company. LQ 6FKHGXOH 9,, WR WKH &RPSDQLHV $FW RU VSHFLDO account in compliance with the provision of (xvi) (a) In our opinion, the Company is not required to be VXE VHFWLRQ RI VHFWLRQ RI WKH VDLG $FW UHJLVWHUHG XQGHU VHFWLRQ ,$ RI WKH 5HVHUYH %DQN Accordingly, reporting under clause (xx)(a) of the RI ,QGLD $FW +HQFH UHSRUWLQJ XQGHU FODXVH 2UGHU LV QRW DSSOLFDEOH WR WKH &RPSDQ¥ [YL D E DQG F RI WKH 2UGHU LV QRW DSSOLFDEOH WR the Company. (b) In respect of ongoing projects, the Company has transferred unspent Corporate Social (b) The Group does not have any Core Investment Responsibility (CSR) amount, to a Special account Company as part of the group and accordingly before the date of this report and within a period UHSRUWLQJ XQGHU FODXVH [YL G RI WKH 2UGHU LV QRW RI GD¥V IURP WKH HQG RI WKH QDQFLDO ¥HDU LQ applicable to the Company. compliance with the provision of section 135(6) of (xvii) The Company has not incurred cash losses during the the Act. QDQFLDO ¥HDU FRYHUHG E¥ RXU DXGLW DQG WKH LPPHGLDWHO¥ SUHFHGLQJ QDQFLDO ¥HDU For DELOITTE HASKINS & SELLS LLP Chartered Accountants (xviii)There has been no resignation of the statutory auditors )LUP 5HJLVWUDWLRQ 1XPEHU : : of the Company during the year. 2Q WKH EDVLV RI WKH QDQFLDO UDWLRV DJHLQJ DQG Anand Subramanian (xix) Partner H[SHFWHG GDWHV RI UHDOLVDWLRQ RI QDQFLDO DVVHWV DQG 0HPEHUVKLS QXPEHU SD¥PHQW RI QDQFLDO OLDELOLWLHV RWKHU LQIRUPDWLRQ 8’,1%*;9.= DFFRPSDQ¥LQJ WKH QDQFLDO VWDWHPHQWV DQG RXU knowledge of the Board of Directors and Management Bengaluru plans and based on our examination of the evidence 0D¥ 158 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Balance Sheet (C in millions, except share and per share data, unless otherwise stated) As at As at b Notes March 31, 2023 March 31, 2022 ASSETS Non-current assets Property, plant and equipment 4 b b Right-of-Use assets 5 b b Capital work-in-progress 6 b b Goodwill 7 b b Other intangible assets 7 b b Financial assets Investments 8 b b Derivative assets 20 b b 2WKHU QDQFLDO DVVHWV 11 b b Deferred tax assets (net) 21 b b Non-current tax assets (net) b b Other non-current assets 13 b b Total non-current assets b b Current assets Inventories 12 b b Financial assets Investments 8 b b Derivative assets 20 b b Trade receivables 9 b b Unbilled receivables b b Loans to subsidiaries b b Cash and cash equivalents 10 b b 2WKHU QDQFLDO DVVHWV 11 b b Current tax assets (net) b b Contract assets b b Other current assets 13 b b Total current assets b b TOTAL ASSETS b b EQUITY AND LIABILITIES EQUITY Equity share capital 14 b b Other equity b b TOTAL EQUITY b b LIABILITIES Non-current liabilities Financial liabilities Borrowings 15 bbb b Lease liabilities 5, 15 b b Derivative liabilities 20 b b 2WKHU QDQFLDO OLDELOLWLHV 17 bbb b Integrated Annual Report 2022-23 159

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Balance Sheet (C in millions, except share and per share data, unless otherwise stated) As at As at b Notes March 31, 2023 March 31, 2022 Provisions 18 b b Deferred tax liabilities (net) 21 b bbb Non-current tax liabilities (net) b b Other non-current liabilities 19 b b Total non-current liabilities b b Current liabilities Financial liabilities Borrowings 15 b b Lease liabilities 5, 15 b b Derivative liabilities 20 b b Trade payables (a) Total outstanding dues of micro enterprises and small enterprises 16 b b (b) Total outstanding dues of creditors other than micro enterprises and small enterprises 16 b b 2WKHU QDQFLDO OLDELOLWLHV 17 b b Contract liabilities b b Other current liabilities 19 b b Provisions 18 b b Current tax liabilities (net) b b Total current liabilities b b TOTAL LIABILITIES b b TOTAL EQUITY AND LIABILITIES b b 7KH DFFRPSDQ¥LQJ QRWHV IRUP DQ LQWHJUDO SDUW RI WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director &KLHI ([HFXWLYH 2IFHU Firm s Registration No.: 117366W/W 100018 (DIN: 02983899) (DIN: 00009627) and Managing Director (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner &KLHI )LQDQFLDO 2IFHU Company Secretary Membership No.: 110815 Bengaluru May 24, 2023 160 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Statement of Pro t and Loss (C in millions, except share and per share data, unless otherwise stated) Year ended Year ended Notes March 31, 2023 March 31, 2022 INCOME Revenue from operations 22 b b Other income 23 b b Total Income b b EXPENSES Purchases of stock-in-trade b b &KDQJHV LQ LQYHQWRULHV RI QLVKHG JRRGV DQG VWRFN LQ WUDGH 24 (35) (64) (PSOR¥HH EHQHWV H[SHQVHb 25 b b )LQDQFH FRVWVb 26 b b Depreciation, amortisation and impairment expense b b Sub-contracting and technical fees b b Facility expenses 38 b b Software license expense for internal use 38 b b Travel b b Communication b b Legal and professional charges 38 b b Marketing and brand building b b Other expenses 27, 38 b b bbTotal expenses b b 3URW EHIRUH WD[ b b Tax expense Current tax 21 b b Deferred tax 21 b (652) Total tax expense b b 3URW IRU WKH ¥HDU b b 2WKHU FRPSUHKHQVLYH LQFRPH 2&, QHW RI WD[HV ,WHPV WKDW ZLOO QRW EH UHFODVVLHG WR SURW RU ORVV 5H PHDVXUHPHQWV RI WKH GHQHG EHQHW SODQV QHW 25 (90) (12) Net change in fair value of investment in equity instruments measured at fair value through OCI 20 (10) (4) ,QFRPH WD[ UHODWLQJ WR LWHPV WKDW ZLOO QRW EH UHFODVVLHG WR SURW RU ORVV 21 b b Integrated Annual Report 2022-23 161

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Statement of Pro t and Loss (C in millions, except share and per share data, unless otherwise stated) Year ended Year ended Notes March 31, 2023 March 31, 2022 ,WHPV WKDW ZLOO EH UHFODVVLHG WR SURW RU ORVV 1HW FKDQJH LQ WLPH YDOXH RI RSWLRQ FRQWUDFWV GHVLJQDWHG DV FDVK RZ KHGJHV 20 (235) b 1HW FKDQJH LQ LQWULQVLF YDOXH RI RSWLRQ FRQWUDFWV GHVLJQDWHG DV FDVK RZ KHGJHV 20 (273) (120) 1HW FKDQJH LQ IDLU YDOXH RI IRUZDUG FRQWUDFWV GHVLJQDWHG DV FDVK RZ KHGJHV 20 (3,198) (303) Net change in fair value of investment in debt instruments measured at fair value through OCI (3,411) (1,944) ,QFRPH WD[ UHODWLQJ WR LWHPV WKDW ZLOO EH UHFODVVLHG WR SURW RU ORVV 21 b b 7RWDO RWKHU FRPSUHKHQVLYH LQFRPH ORVV IRU WKH ¥HDU QHW RI WD[HV (6,098) (1,487) 7RWDO FRPSUHKHQVLYH LQFRPH IRU WKH ¥HDU b b Earnings per equity share 28 (Equity shares of par value C2 each) Basic b b Diluted b b :HLJKWHG DYHUDJH QXPEHU RI HTXLW¥ VKDUHV XVHG LQ FRPSXWLQJ HDUQLQJV per equity share Basic b b Diluted b b 7KH DFFRPSDQ¥LQJ QRWHV IRUP DQ LQWHJUDO SDUW RI WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director &KLHI ([HFXWLYH 2IFHU Firm s Registration No.: 117366W/W 100018 (DIN: 02983899) (DIN: 00009627) and Managing Director (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner &KLHI )LQDQFLDO 2IFHU Company Secretary Membership No.: 110815 Bengaluru May 24, 2023 162 Ambitions Realized.

Integrated Statement of Changes in EquityValue A. Equity share capital (C in millions, except share and per share data, unless otherwise stated) Creation Changes in equity share for Restated balance as at Changes in equity share capital Annual Balance as at April 1, 2022 capital due to prior period Balance as at March 31, 2023 errors April 1, 2022 during the current year Report 10,964 -bbb 10,964 b 10,976 Changes in equity share Stakeholders Restated balance as at Changes in equity share capital 2022 Balance as at April 1, 2021 capital due to prior period Balance as at March 31, 2022 23 errors April 1, 2021 during the previous year 10,958 -bbb 10,958 b 10,964 B. Other equity Reserves and Surplus 2WKHU FRPSRQHQWV RI HTXLW¥ Share Common Special Investment Investment application Share Foreign Securi- Capital control Economic Cash Remeasu in debt in equity Particulars money options currency ties Capital redemp Retained transac Zone re- RZ UHPHQWV RI instruments instruments Total other pending out- transla-prem- reserve tion earnings tions invest- hedging WKH GHQHG measured measured equity allotment standing tion ium reserve capital ment reserve EHQHW SODQV DW IDLU YDOXH DW IDLU YDOXH account reserve reserve reserve through OCI WKURXJK 2&,b Balance as at April 1, 2022 ^ 1,178 1,139 b 470,625 b 5,258 47,061 1,477 1,882 (534) 3,018 (2,169) 532,543 Adjustment on adoption of amendments to Ind AS 37 bbb (47) bbb (47) Statutory Adjusted balance as at April 1, 2022 ^ 1,178 1,139 bbb 470,578 bbb 5,258 47,061 1,477 1,882 (534) 3,018 (2,169) 532,496 3URW IRU WKH ¥HDU bbb 91,767 bbb 91,767 Reports Other comprehensive income /(loss) bbb bbb (2,880) (72) (3,137) (9) (6,098) and 7RWDO FRPSUHKHQVLYH LQFRPH ORVV IRU WKH ¥HDU bbb 91,767 bbb (2,880) (72) (3,137) (9) 85,669 Issue of equity shares on exercise of options 2,123 bbb bbb (2,123) Issue of shares by controlled trust on exercise of options (1) bbb 1,472 bbb (1,472) Financial Dividend b bbb (5,487) bbb (5,487) Compensation cost related to employee share-based payment 3,969 3,969 Transferred from Special Economic Zonere-investment reserve 258 (258) Statements 2WKHU WUDQVDFWLRQV IRU WKH ¥HDU 2,123 bbb (3,757) bbb 374 (258) (1,518) Balance as at March 31, 2023 ^ 3,301 1,139 b 558,588 b 5,632 46,803 (1,403) 1,882 (606) (119) (2,178) 616,647 ^ Value is less than 1 (1) 4,793,893 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2023. (2) Refer to Note 29 163

164 Statement of Changes in Equity (C in millions, except share and per share data, unless otherwise stated) Reporting Reserves and Surplus 2WKHU FRPSRQHQWV RI HTXLW¥ Share Common Special Investment Investment application Share Foreign Securi- Capital control Economic Cash Remeasu in debt in equity Particulars money options currency Context ties Capital redemp Retained transac Zone re- RZ UHPHQWV RI instruments instruments Total other pending out- transla-prem- reserve tion earnings tions invest- hedging WKH GHQHG measured measured equity allotment standing tion ium reserve capital ment reserve EHQHW SODQV DW IDLU YDOXH DW IDLU YDOXH account reserve reserve reserve through OCI WKURXJK 2&,b Balance as at April 1, 2021 ^ 326 1,139 1,135 386,999 2,473 3,071 41,154 1,730 1,882 (524) 4,237 (2,164) 441,458 3URW IRU WKH ¥HDU 121,353 121,353 Other comprehensive income /(loss) (253) (10) (1,219) (5) (1,487) Our 7RWDO FRPSUHKHQVLYH LQFRPH ORVV IRU WKH ¥HDU 121,353 (253) (10) (1,219) (5) 119,866 Issueofequity shares on exercise of options 852 (852) Issue of shares by controlled trust on exercise of options (1) 1,071 (1,071) Capabilities Compensation cost related to employee share-based payment 4,110 4,110 Transferred to Special Economic Zonere-investment reserve (5,907) 5,907 Dividend b (32,891) (32,891) 2WKHU WUDQVDFWLRQV IRU WKH ¥HDU 852 (37,727) 2,187 5,907 (28,781) Balance as at March 31, 2022 ^ 1,178 1,139 1,135 470,625 2,473 5,258 47,061 1,477 1,882 (534) 3,018 (2,169) 532,543 ^ Value is less than 1 (1) 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022. (2) Refer to Note 29 Governance 7KH DFFRPSDQ¥LQJ QRWHV IRUP DQ LQWHJUDO SDUW RI WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV and As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director &KLHI ([HFXWLYH 2IFHU Leadership Firm s Registration No.: 117366W/W 100018 (DIN: 02983899) (DIN: 00009627) and Managing Director (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner &KLHI )LQDQFLDO 2IFHU Company Secretary Ambitions Membership No.: 110815 Bengaluru Performance Realized May 24, 2023 . Overview

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Statement of Cash Flows (C in millions, except share and per share data, unless otherwise stated) For the year ended For the year ended March 31, 2023 March 31, 2022 &DVK RZV IURP RSHUDWLQJ DFWLYLWLHV 3URW IRU WKH ¥HDU b b $GMXVWPHQWV WR UHFRQFLOH SURW IRU WKH ¥HDU WR QHW FDVK JHQHUDWHG IURP RSHUDWLQJ DFWLYLWLHV Gain on sale of property, plant and equipment, net (96) (199) Depreciation, amortisation and impairment expense b b Unrealised exchange (gain)/ loss, exchange (gain)/ loss on borrowings and loans to subsidiaries (2,229) (693) Share-based compensation expense b b Income tax expense b b )LQDQFH DQG RWKHU LQFRPH QHW RI QDQFH FRVWV (13,602) (39,390) Diminution in the value of non-current investments b bbb &KDQJHV LQ RSHUDWLQJ DVVHWV DQG OLDELOLWLHV QHW RI HIIHFWV IURP DFTXLVLWLRQV Trade receivables (6,663) (9,413) Unbilled receivables and contract assets (375) (22,473) Inventories (38) b Other assets b (9,922) Trade payables, other liabilities and provisions b b Contract liabilities (2,063) b &DVK JHQHUDWHG IURP RSHUDWLQJ DFWLYLWLHV EHIRUH WD[HV b b Income taxes paid, net (21,803) (20,896) 1HW FDVK JHQHUDWHG IURP RSHUDWLQJ DFWLYLWLHV b b &DVK RZV IURP LQYHVWLQJ DFWLYLWLHV Payment for purchase of property, plant and equipment (12,179) (15,855) Proceeds from disposal of property, plant and equipment b b Payment for purchase of investments (779,568) (1,006,006) Proceeds from sale of investments b b Proceeds from/(payment into) interim dividend account b (27,410) Investment in subsidiaries (33,193) (81,405) Proceeds from repayment of loan by subsidiaries b b Loans to subsidiaries bbb (180) Interest received b b Dividend received b b Payment for business acquisition bbb (30) Net cash used in investing activities (47,616) (126,111) Integrated Annual Report 2022-23 165

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Statement of Cash Flows (C in millions, except share and per share data, unless otherwise stated) For the year ended For the year ended March 31, 2023 March 31, 2022 &DVK RZV IURP QDQFLQJ DFWLYLWLHV Proceeds from issuance of equity shares and shares pending allotment b b Repayment of borrowings (139,734) (89,249) Proceeds from borrowings b b Payment of lease liabilities (4,838) (4,638) 3D¥PHQW IRU GHIHUUHG FRQWLQJHQW FRQVLGHUDWLRQb (232) bbb ,QWHUHVW DQG QDQFH FRVWV SDLG (5,097) (3,579) Payment of dividend (32,897) (5,481) 1HW FDVK JHQHUDWHG IURP XVHG LQ QDQFLQJ DFWLYLWLHV (68,036) b Net decrease in cash and cash equivalents during the year (3,736) (48,759) Effect of exchange rate changes on cash and cash equivalents b (92) Cash and cash equivalents at the beginning of the year b b &DVK DQG FDVK HTXLYDOHQWV DW WKH HQG RI WKH ¥HDU 1RWH b b 5HIHU WR 1RWH IRU VXSSOHPHQWDU¥ LQIRUPDWLRQ RQ VWDWHPHQW RI FDVK RZV b 7KH DFFRPSDQ¥LQJ QRWHV IRUP DQ LQWHJUDO SDUW RI WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director &KLHI ([HFXWLYH 2IFHU Firm s Registration No.: 117366W/W 100018 (DIN: 02983899) (DIN: 00009627) and Managing Director (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner &KLHI )LQDQFLDO 2IFHU Company Secretary Membership No.: 110815 Bengaluru May 24, 2023 166 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements 1. THECOMPANYOVERVIEW Wipro Limited ( Wipro or Company or we or our or us ), is a global information technology ( IT ), consulting and business process services ( BPS ) company. Wipro is a public limited company incorporated and GRPLFLOHG LQ ,QGLD 7KH DGGUHVV RI LWV UHJLVWHUHG RIFH is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company s American Depository Shares ( ADS ) representing equity shares are also listed on the New York Stock Exchange. The Company s Board of Directors authorised WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV IRU LVVXH RQ May 24, 2023. 2. BASIS OF PREPARATION OF STANDALONE FINANCIAL STATEMENTS (i) Statement of compliance and basis of preparation 7KH VWDQGDORQH QDQFLDO VWDWHPHQWV KDYH EHHQ prepared in compliance with Indian Accounting Standards ( Ind AS ), the provisions of the Companies Act, 2013 ( the Companies Act ), as applicable and guidelines issued by the Securities and Exchange Board of India ( SEBI ). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. Accounting policies have been applied consistently to all periods presented in these standalone QDQFLDO VWDWHPHQWV H[FHSW IRU WKH DGRSWLRQ RI new accounting standards, amendments and interpretations effective from April 1, 2022. 7KH VWDQGDORQH QDQFLDO VWDWHPHQWV FRUUHVSRQG WR WKH FODVVLFDWLRQ SURYLVLRQV FRQWDLQHG LQ ,QG $6 Presentation of Financial Statements . For clarity, various items are aggregated in the statement of SURW DQG ORVV DQG EDODQFH VKHHW 7KHVH LWHPV are disaggregated separately in the notes to the VWDQGDORQH QDQFLDO VWDWHPHQWV ZKHUH DSSOLFDEOH $OO DPRXQWV LQFOXGHG LQ WKH VWDQGDORQH QDQFLDO statements are reported in millions of Indian rupees (H in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) may not add up precisely to the totals and SHUFHQWDJHV PD¥ QRW SUHFLVHO¥ UHHFW WKH DEVROXWH JXUHV 3UHYLRXV ¥HDU JXUHV KDYH EHHQ UHJURXSHG rearranged, wherever necessary. (ii) Basis of measurement 7KH VWDQGDORQH QDQFLDO VWDWHPHQWV KDYH EHHQ prepared on a historical cost convention and on an accrual basis, except for the following material items, which have been measured at fair value as required by relevant Ind AS: D ‘HULYDWLYH QDQFLDO LQVWUXPHQWV E )LQDQFLDO LQVWUXPHQWV FODVVLHG DV IDLU YDOXH through other comprehensive income or fair YDOXH WKURXJK SURW RU ORVV F 7KH GHQHG EHQHW OLDELOLW¥ DVVHW LV UHFRJQLVHG DV WKH SUHVHQW YDOXH RI GHQHG EHQHW REOLJDWLRQ OHVV IDLU YDOXH RI SODQ DVVHWV DQG d) Contingent consideration. (iii) Use of estimates and judgment 7KH SUHSDUDWLRQ RI WKHVH VWDQGDORQH QDQFLDO statements in conformity with Ind AS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary DPRXQWV LQ WKH VWDQGDORQH QDQFLDO VWDWHPHQWV that are subject to measurement uncertainty. An accounting policy may require items in standalone QDQFLDO VWDWHPHQWV WR EH PHDVXUHG DW PRQHWDU¥ amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgments or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates. Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognised in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies 167

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements that have the material effect on the amounts UHFRJQLVHG LQ WKH VWDQGDORQH QDQFLDO VWDWHPHQWV are included in the following notes: a) Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company DOORFDWHV WKH 7UDQVDFWLRQ 3ULFH DV GHQHG EHORZ WR VHSDUDWHO¥ LGHQWLDEOH SHUIRUPDQFH obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in UHVSHFW RI [HG SULFH FRQWUDFWV 3HUFHQWDJH of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity HIFLHQFLHV %HFDXVH WKH QDQFLDO UHSRUWLQJ RI these contracts depends on estimates that are assessed continually during the term of these FRQWUDFWV UHYHQXH UHFRJQLVHG SURW DQG timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer. b) Impairment testing: Goodwill recognised on business combination is tested for impairment at least annually and when events 168 (C in millions, except share and per share data, unless otherwise stated) occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible DVVHWV ZLWK QLWH XVHIXO OLIH IRU LPSDLUPHQW whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value in use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of VLJQLFDQW HVWLPDWHV DQG DVVXPSWLRQV ZKLFK include turnover, growth rates and net margins XVHG WR FDOFXODWH SURMHFWHG IXWXUH FDVK RZV risk-adjusted discount rate, future economic and market conditions. c) Impairment of investment in subsidiaries: The Company reviews its carrying value of investments carried at cost (net of impairment, if any) annually or more frequently when there is indication for impairment. If the recoverable amount is less than its carrying amount, the impairment loss is accounted for in the VWDWHPHQW RI SURW DQG ORVV d) Income taxes: The major tax jurisdictions for the Company are India and the United States of America. 6LJQLFDQW MXGJPHQWV DUH LQYROYHG LQ determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realisation of deferred tax assets is dependent upon the generation of IXWXUH WD[DEOH SURWV GXULQJ WKH SHULRGV LQ which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements taxable income in making this assessment. The amount of deferred tax assets considered realisable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced. e) Business combinations: In accounting for business combinations, judgment is UHTXLUHG WR DVVHVV ZKHWKHU DQ LGHQWLDEOH intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the LGHQWLDEOH DVVHWV DFTXLUHG LQFOXGLQJ XVHIXO life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations. I ‘HQHG EHQHW SODQV DQG FRPSHQVDWHG absences: 7KH FRVW RI WKH GHQHG EHQHW plans, compensated absences and the SUHVHQW YDOXH RI WKH GHQHG EHQHW obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation DQG LWV ORQJ WHUP QDWXUH D GHQHG EHQHW obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. J ([SHFWHG FUHGLW ORVVHV RQ QDQFLDO DVVHWV 7KH LPSDLUPHQW SURYLVLRQV RI QDQFLDO DVVHWV are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company s history of collections, customer s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period. (C in millions, except share and per share data, unless otherwise stated) h) Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually. i) Useful lives of intangible assets: The Company amortises intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash RZV IURP WKH DVVHWV 7KH HVWLPDWHG XVHIXO life is reviewed at least annually. j) Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events, DQG LW LV SUREDEOH WKDW RXWRZ RI UHVRXUFHV will be required to settle the obligations. These provisions are reviewed at the end of each UHSRUWLQJ GDWH DQG DUH DGMXVWHG WR UHHFW WKH current best estimates. 7KH &RPSDQ¥ XVHV VLJQLFDQW MXGJHPHQW WR disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, WKH H[LVWHQFH RI ZKLFK ZLOO EH FRQUPHG only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an RXWRZ RI UHVRXUFHV ZLOO EH UHTXLUHG WR VHWWOH the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognised nor disclosed in the QDQFLDO VWDWHPHQWV Integrated Annual Report 2022-23 169

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements 3. MATERIAL ACCOUNTING POLICY INFORMATION (i) Functional and presentation currency 7KHVH VWDQGDORQH QDQFLDO VWDWHPHQWV DUH presented in Indian rupees, which is the functional currency of the Company. (ii) Foreign currency transactions and translation Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognised LQ WKH VWDWHPHQW RI SURW DQG ORVV DQG UHSRUWHG ZLWKLQ IRUHLJQ H[FKDQJH JDLQV ORVVHV QHW ZLWKLQ results of operating activities except when deferred in other comprehensive income as qualifying cash RZ KHGJHV DQG TXDOLI¥LQJ QHW LQYHVWPHQW KHGJHV Net loss relating to translation or settlement of borrowings denominated in foreign currency are UHSRUWHG ZLWKLQ QDQFH FRVWV 1HW JDLQ UHODWLQJ to translation or settlement of borrowings denominated in foreign currency are reported within other income. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. 7UDQVODWLRQ GLIIHUHQFHV RQ QRQ PRQHWDU¥ QDQFLDO assets measured at fair value at the reporting GDWH VXFK DV HTXLWLHV FODVVLHG DV QDQFLDO instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes. (iii) Financial instruments D 1RQ GHULYDWLYH QDQFLDO LQVWUXPHQWV 1RQ GHULYDWLYH QDQFLDO LQVWUXPHQWV FRQVLVW RI K QDQFLDO DVVHWV ZKLFK LQFOXGH FDVK DQG cash equivalents, trade receivables, XQELOOHG UHFHLYDEOHV QDQFH OHDVH receivables, employee and other advances, investments in equity and debt securities and eligible current and non- FXUUHQW DVVHWV DQG 170 (C in millions, except share and per share data, unless otherwise stated) K QDQFLDO OLDELOLWLHV ZKLFK LQFOXGH borrowings, trade payables, lease liabilities, and eligible current and non-current liabilities. 1RQ GHULYDWLYH QDQFLDO LQVWUXPHQWV DUH recognised initially at fair value. Subsequent WR LQLWLDO UHFRJQLWLRQ QRQ GHULYDWLYH QDQFLDO instruments are measured as described below: A. Cash and cash equivalents The Company s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal. For the purposes of the statement of cash RZV FDVK DQG FDVK HTXLYDOHQWV LQFOXGH cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company s cash management system. In the balance sheet, bank overdrafts are presented under borrowings within FXUUHQW QDQFLDO OLDELOLWLHV B. Investments Financialamortised cost: instruments measured at Debt instruments that meet the following criteria are measured at amortised cost (except for debt instruments that are GHVLJQDWHG DW IDLU YDOXH WKURXJK 3URW RU Loss on initial recognition): “ the asset is held within a business model whose objective is to hold assets in order to collect contractual FDVK RZV DQG “ the contractual terms of the LQVWUXPHQW JLYH ULVH RQ VSHFLHG GDWHV WR FDVK RZV WKDW DUH VROHO¥ payment of principal and interest on the principal amount outstanding. Financial instruments measured at fair value through other comprehensive income ( FVTOCI ): Debt instruments that meet the following criteria are measured at FVTOCI (except Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements for debt instruments that are designated DW IDLU YDOXH WKURXJK 3URW RU /RVV RQ initial recognition): “ the asset is held within a business model whose objective is achieved both by collecting contractual FDVK RZV DQG VHOOLQJ WKH QDQFLDO DVVHW DQG “ the contractual terms of the LQVWUXPHQW JLYH ULVH RQ VSHFLHG GDWHV WR FDVK RZV WKDW DUH VROHO¥ payment of principal and interest on the principal amount outstanding. Interest income is recognised in VWDWHPHQW RI SURW DQG ORVV IRU )972&, debt instruments. Other changes in IDLU YDOXH RI )972&, QDQFLDO DVVHWV are recognised in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to VWDWHPHQW RI SURW DQG ORVV Financial instruments measured at fair YDOXH WKURXJK SURW RU ORVV ( FVTPL ): Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognised in the VWDWHPHQW RI SURW DQG ORVV 7KH JDLQ or loss on disposal is recognised in the VWDWHPHQW RI SURW DQG ORVV Interest income is recognised in the VWDWHPHQW RI SURW DQG ORVV IRU )973/ GHEW LQVWUXPHQWV ‘LYLGHQGV RQ QDQFLDO assets at FVTPL is recognised when the Company s right to receive dividends is established. Investments in equity instruments: The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of SURW DQG ORVV )973/ )RU LQYHVWPHQWV GHVLJQDWHG WR EH FODVVLHG DV )972&, movements in fair value of investments are recognised in other comprehensive income and the gain or loss is not WUDQVIHUUHG WR VWDWHPHQW RI SURW DQG loss on disposal of investments. For LQYHVWPHQWV GHVLJQDWHG WR EH FODVVLHG as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognised in the VWDWHPHQW RI SURW DQG ORVV Dividends from these investments are UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW DQG loss when the Company s right to receive dividends is established. Investments in subsidiaries: Investment in equity instruments of subsidiaries are measured at cost less impairment. Investment in redeemable preference shares of subsidiaries are measured at FVTPL. These investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognised in VWDWHPHQW RI SURW DQG ORVV 7KH JDLQ or loss on disposal is recognised in VWDWHPHQW RI SURW DQG ORVV & 2WKHU QDQFLDO DVVHWV 2WKHU QDQFLDO DVVHWV DUH QRQ GHULYDWLYH QDQFLDO DVVHWV ZLWK [HG RU GHWHUPLQDEOH payments that are not quoted in an active market. These comprise trade UHFHLYDEOHV XQELOOHG UHFHLYDEOHV QDQFH lease receivables, employee and other advances and eligible current and non-current assets. They are presented as current assets, except for those expected to be realised later than twelve months after the reporting date which are presented as non-current assets. All QDQFLDO DVVHWV DUH LQLWLDOO¥ UHFRJQLVHG at fair value and subsequently measured 171

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) at amortised cost using the effective interest method, less any impairment losses. However, trade receivables and unbilled receivables that do not contain D VLJQLFDQW QDQFLQJ FRPSRQHQW DUH measured at the Transaction Price. D. Trade payables and other liabilities Trade payables and other liabilities are initially recognised at transaction price, and subsequently carried at amortised cost using the effective interest method. )RU WKHVH QDQFLDO LQVWUXPHQWV WKH carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognised in a business combination is initially recognised at fair value and subsequently measured at fair value WKURXJK SURW RU ORVV E ‘HULYDWLYH QDQFLDO LQVWUXPHQWV The Company is exposed to foreign FXUUHQF¥ XFWXDWLRQV RQ IRUHLJQ FXUUHQF¥ assets, liabilities, net investment in foreign operations and forecasted cash RZV GHQRPLQDWHG LQ IRUHLJQ FXUUHQF¥ The Company limits the effect of foreign H[FKDQJH UDWH XFWXDWLRQV E¥ IROORZLQJ established risk management policies including the use of derivatives. The &RPSDQ¥ HQWHUV LQWR GHULYDWLYH QDQFLDO instruments where the counterparty is primarily a bank. ‘HULYDWLYH QDQFLDO LQVWUXPHQWV DUH recognised and measured at fair value. Attributable transaction costs are UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW and loss as cost. Subsequent to initial recognition, derivative QDQFLDO LQVWUXPHQWV DUH PHDVXUHG DV described below: $ &DVK RZ KHGJHV Changes in the fair value of the derivative hedging instruments designated as a FDVK RZ KHGJH DUH UHFRJQLVHG LQ RWKHU comprehensive income and held in cash RZ KHGJLQJ UHVHUYH QHW RI WD[HV D component of equity, to the extent that 172 the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the statement RI SURW DQG ORVV DQG UHSRUWHG ZLWKLQ IRUHLJQ H[FKDQJH JDLQV ORVVHV QHW within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognised in FDVK RZ KHGJLQJ UHVHUYH WLOO WKH SHULRG the hedge was effective remains in cash RZ KHGJLQJ UHVHUYH XQWLO WKH IRUHFDVWHG transaction occurs. The cumulative gain or loss previously recognised in the cash RZ KHGJLQJ UHVHUYH LV WUDQVIHUUHG WR WKH VWDWHPHQW RI SURW DQG ORVV XSRQ the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW and loss. B. Others Changes in fair value of foreign currency derivative instruments not designated DV FDVK RZ KHGJHV DUH UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW DQG ORVV and reported within foreign exchange JDLQV ORVVHV QHW ZLWKLQ UHVXOWV IURP operating activities. &KDQJHV LQ IDLU YDOXH DQG JDLQV (losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in QDQFH FRVWV F ‘HUHFRJQLWLRQ RI QDQFLDO LQVWUXPHQWV 7KH &RPSDQ¥ GHUHFRJQLVHV D QDQFLDO asset when the contractual rights to the FDVK RZV IURP WKH QDQFLDO DVVHW H[SLUH RU LW WUDQVIHUV WKH QDQFLDO DVVHW DQG WKH WUDQVIHU TXDOLHV IRU GHUHFRJQLWLRQ under Ind AS 109. If the Company retains substantially all the risks and rewards of a Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements WUDQVIHUUHG QDQFLDO DVVHW WKH &RPSDQ¥ FRQWLQXHV WR UHFRJQLVH WKH QDQFLDO asset and recognises a borrowing for WKH SURFHHGV UHFHLYHG $ QDQFLDO OLDELOLW¥ RU D SDUW RI D QDQFLDO OLDELOLW¥ is derecognised from the Company s balance sheet when the obligation VSHFLHG LQ WKH FRQWUDFW LV GLVFKDUJHG RU cancelled or expires. (iv) Equity and share capital a) Share capital and securities premium The authorised share capital of the Company as at March 31, 2023 is H 25,274 divided into 12,504,500,000 equity shares of H 2 each, 25,000,000 preference shares of H 10 each and 150,000, 10% optionally convertible cumulative preference shares of H 100 each. Par value of the equity shares is recorded as share capital and the amount received LQ H[FHVV RI SDU YDOXH LV FODVVLHG DV securities premium. (YHU¥ KROGHU RI WKH HTXLW¥ VKDUHV DV UHHFWHG in the records of the Company as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting. b) Capital Reserve &DSLWDO UHVHUYH DPRXQWLQJ WRb H 1,139 (March 31, 2022: H 1,139) is not freely available for distribution. c) Capital Redemption Reserve As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilised in accordance with the provisions of section 69 of the Companies Act, 2013. Capital redemption reserve amounting to H 1,135 and H 1,135 as of March 31, 2023 and March 31, 2022, respectively is not freely available for distribution. d) Retained earnings Retained earnings comprises of the Company s undistributed earnings after taxes. Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) e) Common Control Transactions Capital Reserve The Common Control Transactions Capital Reserve is on account of merger of certain wholly owned subsidiaries with the Company during the year ended March 31, 2019. As of March 31, 2023, this reserve amounting to H 2,473 (March 31, 2022: H 2,473) is not freely available for distribution. f) Share options outstanding account The Share options outstanding account is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and restricted stock unit options by employees. g) Special Economic Zone reinvestment reserve The Special Economic Zone re-investment UHVHUYH KDV EHHQ FUHDWHG RXW RI SURW RI eligible Special Economic Zone units as per provisions of section 10AA (1)(ii) of the Income-tax Act, 1961 for acquiring new plant and machinery. The reserve should be utilised by the Company for acquiring plant and machinery as per the terms of section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution. h) Others &KDQJHV LQ WKH IDLU YDOXH RI QDQFLDO instruments (debt or equity) measured at fair value through other comprehensive income is recognised in other comprehensive income, net of taxes and presented within investment in debt instruments measured at fair value through OCI or investment in equity instruments measured at fair value through OCI. Actuarial gains and losses RQ UHPHDVXUHPHQWV RI WKH GHQHG EHQHW plans are recognised in other comprehensive income, net of taxes and presented within HTXLW¥ LQ UHPHDVXUHPHQW RI WKH GHQHG EHQHW SODQV L &DVK RZ KHGJLQJ UHVHUYH Changes in fair value of derivative hedging 173

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements instruments designated and effective as D FDVK RZ KHGJH DUH UHFRJQLVHG LQ RWKHU comprehensive income, net of taxes, DQG SUHVHQWHG ZLWKLQ HTXLW¥ DV FDVK RZ hedging reserve. j) Foreign currency translation reserve The exchange differences arising from the WUDQVODWLRQ RI QDQFLDO VWDWHPHQWV RI IRUHLJQ operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the FCTR. k) Dividend $ QDO GLYLGHQG RQ FRPPRQ VWRFN LV UHFRUGHG as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors. l) Buyback of equity shares The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings. m) Bonus issue For the purpose of bonus issue, the amount is transferred from capital redemption reserves, securities premium and retained earnings to the share capital. (v) Property, plant and equipment a) Recognition and measurement Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the DFTXLVLWLRQ RI WKH DVVHW *HQHUDO DQG VSHFLF borrowing costs directly attributable to the construction of a qualifying asset are capitalised as part of the cost. Capital work-in-progress are measured at cost less accumulated impairment losses, if any. b) Depreciation The Company depreciates property, plant and equipment over the estimated useful life on (C in millions, except share and per share data, unless otherwise stated) a straight-line basis from the date the assets are available for use. Leasehold improvements are amortised over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortised over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets is reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows: Category Useful life Buildings 28 to 40 years Plant and equipment 5 to 21 years Computer equipment and software 2 to 7 years )XUQLWXUH [WXUHV DQG HTXLSPHQW 3 to 10 years Vehicles 4 to 5 years When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.Subsequent expenditure relating to property, plant and equipment is capitalised only when it is probable that future economic EHQHWV DVVRFLDWHG ZLWK WKHVH ZLOO RZ WR the Company and the cost of the item can be measured reliably. Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as at each reporting date is FODVVLHG DV FDSLWDO DGYDQFHV XQGHU RWKHU non-current assets and the cost of property, plant and equipment not available for use before such date are disclosed under capital work-in-progress. (vi)Business combinations, Goodwill and Intangible assets a) Business combinations Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments issued at the date of exchange by the Company. ,GHQWLDEOH DVVHWV DFTXLUHG DQG OLDELOLWLHV DQG contingent liabilities assumed in a business combination are measured initially at fair 174 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred. The cost of an acquisition also includes the fair value of any contingent consideration measured as at the date of acquisition. Any subsequent changes to the fair value RI FRQWLQJHQW FRQVLGHUDWLRQ FODVVLHG DV liabilities, other than measurement period adjustments, are recognised in the statement RI SURW DQG ORVV Common Control business combinations The Company accounts for business combinations involving entities or businesses under common control using the pooling of interests method. The assets and liabilities RI WKH FRPELQLQJ HQWLWLHV DUH UHHFWHG DW their carrying amounts. The identity of the reserves shall be preserved and shall appear LQ WKH QDQFLDO VWDWHPHQWV RI WKH WUDQVIHUHH in the same form in which they appeared in WKH QDQFLDO VWDWHPHQWV RI WKH WUDQVIHURU The difference, if any, between the amount recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor shall be transferred to capital reserve and should be presented separately as Common Control Transactions Capital reserve. b) Goodwill The excess of the cost of an acquisition over the Company s share in the fair value RI WKH DFTXLUHHV LGHQWLDEOH DVVHWV DQG liabilities is recognised as goodwill. If the excess is negative, a bargain purchase gain is recognised in equity as capital reserve. Goodwill is measured at cost less accumulated impairment (if any). Goodwill associated with disposal of an operation that is part of cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some RWKHU PHWKRG EHWWHU UHHFWV WKH JRRGZLOO associated with the operation disposed of. Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) c) Intangible assets Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and impairment losses, if any. The amortisation of an intangible asset with D QLWH XVHIXO OLIH UHHFWV WKH PDQQHU LQ ZKLFK WKH HFRQRPLF EHQHW LV H[SHFWHG WR be generated. The estimated useful life of amortisable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortisable intangible assets are as follows: Category Useful life Customer-related intangibles 5 to 10 years Marketing-related intangibles 7 years (vii) Leases The Company as a lessee The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such DUUDQJHPHQWV DUH JHQHUDOO¥ IRU D [HG SHULRG EXW may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to: D FRQWURO XVH RI DQ LGHQWLHG DVVHW b) obtain substantially all the economic EHQHWV IURP XVH RI WKH LGHQWLHG DVVHW DQG F GLUHFW WKH XVH RI WKH LGHQWLHG DVVHW The Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option. The Company at the commencement of the lease contract recognises a Right of Use ( RoU ) asset at cost and corresponding lease liability, except for leases with term of less than twelve months 175

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (short-term leases) and low-value assets. For these short-term and low value leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the lease term. The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease, plus any initial direct costs, less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment. The Company applies Ind AS 36 to determine whether a RoU asset is impaired and accounts for DQ¥ LGHQWLHG LPSDLUPHQW ORVV DV GHVFULEHG LQ WKH LPSDLUPHQW RI QRQ QDQFLDO DVVHWV EHORZ For lease liabilities at the commencement of the lease, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment. After the commencement date, the amount RI OHDVH OLDELOLWLHV LV LQFUHDVHG WR UHHFW WKH accretion of interest and reduced for the lease payments made. The Company recognises the amount of the remeasurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognises any remaining amount of the re-measurement in the statement RI SURW DQG ORVV 176 (C in millions, except share and per share data, unless otherwise stated) 3D¥PHQW RI OHDVH OLDELOLWLHV DUH FODVVLHG DV FDVK XVHG LQ QDQFLQJ DFWLYLWLHV LQ WKH VWDWHPHQW RI FDVK RZV The Company as a lessor Leases under which the Company is a lessor DUH FODVVLHG DV D QDQFH RU RSHUDWLQJ OHDVH Lease contracts where all the risks and rewards are substantially transferred to the lessee are FODVVLHG DV D QDQFH OHDVH $OO RWKHU OHDVHV DUH FODVVLHG DV RSHUDWLQJ OHDVH For leases under which the Company is an intermediate lessor, the Company accounts for the head-lease and the sub-lease as two separate FRQWUDFWV 7KH VXE OHDVH LV IXUWKHU FODVVLHG HLWKHU DV D QDQFH OHDVH RU DQ RSHUDWLQJ OHDVH E¥ reference to the RoU asset arising from the head-lease. (viii) Inventories Inventories are valued at lower of cost and net realisable value, including necessary provision for obsolescence. Cost is determined using the weighted average method. (ix) Impairment A) Financial assets The Company applies the expected credit loss model for recognising impairment loss RQ QDQFLDO DVVHWV PHDVXUHG DW DPRUWLVHG FRVW GHEW LQVWUXPHQWV FODVVLHG DV )972&, trade receivables, unbilled receivables, FRQWUDFW DVVHWV QDQFH OHDVH UHFHLYDEOHV DQG RWKHU QDQFLDO DVVHWV ([SHFWHG credit loss is the difference between the FRQWUDFWXDO FDVK RZV DQG WKH FDVK RZV that the entity expects to receive discounted using the effective interest rate. Loss allowances for trade receivables, unbilled receivables, contract assets and QDQFH OHDVH UHFHLYDEOHV DUH PHDVXUHG DW an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected OLIH RI D QDQFLDO LQVWUXPHQW /LIHWLPH expected credit loss is computed based on a provision matrix which takes in to account, Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements ULVN SUROLQJ RI FXVWRPHUV DQG KLVWRULFDO credit loss experience adjusted for forward ORRNLQJ LQIRUPDWLRQ )RU RWKHU QDQFLDO assets, expected credit loss is measured at the amount equal to twelve months expected FUHGLW ORVV XQOHVV WKHUH KDV EHHQ D VLJQLFDQW increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss. B) Impairment of Investment in subsidiaries The Company assesses investments in subsidiaries for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the investment in subsidiary. The recoverable amount of such investment is the higher of its fair value less cost of disposal ( FVLCD ) and its value-in-use ( VIU ). The VIU of the investment is FDOFXODWHG XVLQJ SURMHFWHG IXWXUH FDVK RZV If the recoverable amount of the investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of SURW DQG ORVV & 1RQ QDQFLDO DVVHWV The Company assesses long-lived assets such as property, plant and equipment, RoU assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represents the Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal ( FVLCD ) and its value-in-use ( VIU ). The VIU of long-lived assets is FDOFXODWHG XVLQJ SURMHFWHG IXWXUH FDVK RZV FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement RI SURW DQG ORVV ,I DW WKH UHSRUWLQJ GDWH there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognised are reversed such that the asset is recognised at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognised initially. An impairment loss in respect of goodwill is not reversed subsequently. [ (PSOR¥HH EHQHWV a) Post-employment plans The Company participates in various HPSOR¥HH EHQHW SODQV 3HQVLRQV DQG RWKHU SRVW HPSOR¥PHQW EHQHWV DUH FODVVLHG DV HLWKHU GHQHG FRQWULEXWLRQ SODQV RU GHQHG EHQHW SODQV 8QGHU D GHQHG FRQWULEXWLRQ plan, the Company s sole obligation is to SD¥ D [HG DPRXQW ZLWK QR REOLJDWLRQ WR SD¥ further contributions if the fund does not hold VXIFLHQW DVVHWV WR SD¥ DOO HPSOR¥HH EHQHWV The related actuarial and investment risks are borne by the employee. The expenditure for GHQHG FRQWULEXWLRQ SODQV LV UHFRJQLVHG DV DQ expense during the period when the employee SURYLGHV VHUYLFH 8QGHU D GHQHG EHQHW plan, it is the Company s obligation to provide DJUHHG EHQHWV WR WKH HPSOR¥HHV 7KH UHODWHG actuarial and investment risks are borne 177

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements by the Company. The present value of the GHQHG EHQHW REOLJDWLRQV LV FDOFXODWHG E¥ DQ independent actuary using the projected unit credit method. 5HPHDVXUHPHQWV RI WKH GHQHG EHQHW plans, comprising actuarial gains or losses, the effect of changes to the asset ceiling, and the return on plan assets (excluding interest) are immediately recognised in other comprehensive income, net of taxes DQG QRW UHFODVVLHG WR SURW RU ORVV LQ subsequent period. 1HW LQWHUHVW UHFRJQLVHG LQ SURW RU ORVV LV calculated by applying the discount rate used WR PHDVXUH WKH GHQHG EHQHW REOLJDWLRQ WR WKH QHW GHQHG EHQHW OLDELOLW¥ RU DVVHW 7KH actual return on the plan assets above or below the discount rate is recognised as part RI UHPHDVXUHPHQWV RI WKH GHQHG EHQHW plans through other comprehensive income, net of taxes. The Company has the following employee EHQHW SODQV A. Provident fund (OLJLEOH HPSOR¥HHV UHFHLYH EHQHWV under the Company s provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer s contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted IRU DV D GHQHG EHQHW SODQ DV WKH Company is liable for any shortfall in the fund assets based on the government VSHFLHG PLQLPXP UDWHV RI UHWXUQ &HUWDLQ HPSOR¥HHV UHFHLYH EHQHWV under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer s contribution is made to the government administered pension IXQG 7KLV LV DFFRXQWHG DV D GHQHG contribution plan as the obligation of the 178 (C in millions, except share and per share data, unless otherwise stated) Company is limited to the contributions made to the fund. B. Gratuity and foreign pension In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third-party fund managers. The Company also maintains pension and similar plans for employees outside India, EDVHG RQ FRXQWU¥ VSHFLF UHJXODWLRQV These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund. The Company s obligations in respect RI WKH DERYH SODQV ZKLFK DUH GHQHG EHQHW SODQV DUH SURYLGHG IRU EDVHG RQ actuarial valuation using the projected unit credit method. C. Superannuation 6XSHUDQQXDWLRQ SODQ D GHQHG contribution scheme is administered by third party fund managers. The Company makes annual contributions based on D VSHFLHG SHUFHQWDJH RI HDFK HOLJLEOH employee s salary. E 7HUPLQDWLRQ EHQHWV 7HUPLQDWLRQ EHQHWV DUH H[SHQVHG ZKHQ the Company can no longer withdraw the RIIHU RI WKRVH EHQHWV F 6KRUW WHUP EHQHWV 6KRUW WHUP HPSOR¥HH EHQHW REOLJDWLRQV such as cash bonus, management LQFHQWLYH SODQV RU SURW VKDULQJ SODQV are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognised for the amount expected to Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements be paid under short-term cash bonus, PDQDJHPHQW LQFHQWLYH SODQV RU SURW sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. d) Compensated absences The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilised accumulating compensated absences and utilise it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognises accumulated compensated absences based on actuarial valuation using the projected unit credit method. Non-accumulating compensated absences are recognised in the period in which the absences occur. (xi) Share-based payment transactions Selected employees of the Company receive remuneration in the form of equity settled instruments or cash settled instruments, IRU UHQGHULQJ VHUYLFHV RYHU D GHQHG YHVWLQJ period and for Company s performance-based VWRFN RSWLRQV RYHU WKH GHQHG SHULRG (TXLW¥ instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognised in the statement RI SURW DQG ORVV ZLWK D FRUUHVSRQGLQJ LQFUHDVH to the share options outstanding account, a component of equity. Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortisation). The stock compensation expense is determined based on the Company s estimate of equity instruments or cash settled instruments that will eventually vest. Cash Settled instruments granted are remeasured by reference to the fair value at the end of each reporting period and at the time of vesting. The expense is recognised in the statement of SURW DQG ORVV ZLWK D FRUUHVSRQGLQJ LQFUHDVH WR WKH QDQFLDO OLDELOLW¥ (xii) Provisions Provisions are recognised when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an RXWRZ RI HFRQRPLF EHQHWV ZLOO EH UHTXLUHG WR settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation. :KHQ VRPH RU DOO RI WKH HFRQRPLF EHQHWV required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset, if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. Provisions for onerous contracts are recognised ZKHQ WKH H[SHFWHG EHQHWV WR EH GHULYHG E¥ the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present YDOXH RI ORZHU RI WKH H[SHFWHG QHW FRVW RI IXOOOLQJ the contract and the expected cost of terminating the contract. (xiii) Revenue The Company derives revenue primarily from VRIWZDUH GHYHORSPHQW PDLQWHQDQFH RI VRIWZDUH hardware and related services, consulting 179

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements services, business process services and sale of IT products. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognised upon transfer of control of promised products or services to customers LQ DQ DPRXQW WKDW UHHFWV WKH FRQVLGHUDWLRQ WKH Company expects to receive (the Transaction Price ). Revenue towards satisfaction of the performance obligation is measured at the amount of the Transaction Price (net of variable consideration on account of discounts and allowances) allocated to that performance obligation. To recognise revenues, the Company DSSOLHV WKH IROORZLQJ YH VWHS DSSURDFK (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the Transaction Price, (4) allocate the Transaction Price to the performance obligations in the contract, and (5) recognise revenues when D SHUIRUPDQFH REOLJDWLRQ LV VDWLVHG :KHQ there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved. At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates WKH 7UDQVDFWLRQ 3ULFH WR VHSDUDWHO¥ LGHQWLDEOH performance obligations based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price, the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. 180 (C in millions, except share and per share data, unless otherwise stated) For performance obligations where control is transferred over time, revenues are recognised by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided. The method for recognising revenues and costs depends on the nature of the services rendered: A. Time and materials contracts Revenues and costs relating to time and materials contracts are recognised as the related services are rendered. B. Fixed-price contracts i) Fixed-price development contracts 5HYHQXHV IURP [HG SULFH GHYHORSPHQW contracts, including software development, and integration contracts, where WKH SHUIRUPDQFH REOLJDWLRQV DUH VDWLVHG over time, are recognised using the percentage-of-completion method. The SHUIRUPDQFH REOLJDWLRQV DUH VDWLVHG as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognised only to the extent of costs incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW and loss in the period in which such losses become probable based on the current contract estimates as an onerous contract provision. A contract asset is a right to consideration that is conditional upon factors other Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements than the passage of time. Contract assets primarily relate to unbilled amounts on [HG SULFH GHYHORSPHQW FRQWUDFWV DQG DUH FODVVLHG DV QRQ QDQFLDO DVVHW DV the contractual right to consideration is dependent on completion of contractual milestones. A contract liability is an entity s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. ii) Maintenance contracts 5HYHQXHV UHODWHG WR [HG SULFH maintenance contracts are recognised on a straight-line basis when services DUH SHUIRUPHG WKURXJK DQ LQGHQLWH QXPEHU RI UHSHWLWLYH DFWV RYHU D VSHFLHG period or ratably using percentage of completion method when the pattern RI EHQHWV IURP WKH VHUYLFHV UHQGHUHG WR WKH FXVWRPHUV DQG WKH FRVW WR IXOO the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue for contracts in which the invoicing is representative of the value being delivered is recognised based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognised as the service is performed using the percentage of completion method. ,Q FHUWDLQ SURMHFWV D [HG TXDQWXP of service or output units is agreed at D [HG SULFH IRU D [HG WHUP ,Q VXFK contracts, revenue is recognised with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilised by the customer is recognised as revenue on completion of the term. iii) Element or Volume based contracts Revenues and costs are recognised as the related services are rendered. Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) C. Products Revenue on product sales are recognised when the customer obtains control of the VSHFLHG SURGXFW D. Others “ Any change in scope or price is FRQVLGHUHG DV D FRQWUDFW PRGLFDWLRQ 7KH &RPSDQ¥ DFFRXQWV IRU PRGLFDWLRQV to existing contracts by assessing whether the services added are distinct and whether the pricing is at the stand-alone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the stand-alone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the stand-alone selling price. “ The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable WKDW D VLJQLFDQW UHYHUVDO RI FXPXODWLYH revenue recognised will not occur when the uncertainty associated with the variable consideration is resolved. K 5HYHQXHV DUH VKRZQ QHW RI DOORZDQFHV returns, sales tax, value added tax, goods and services tax and applicable discounts. “ The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, the Company evaluates whether 181

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In GRLQJ VR WKH &RPSDQ¥ UVW HYDOXDWHV whether the Company controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation WR IXOOO WKH FRQWUDFW LQYHQWRU¥ ULVN pricing discretion and other factors to determine whether it controls the goods or services and therefore, is acting as a principal or an agent. If the Company controls the good or service before it is transferred to the customer, WKH &RPSDQ¥ LV WKH SULQFLSDO LI QRW WKH Company is the agent. “ Estimates of the Transaction Price and total costs or efforts are continuously monitored over the term of the contract DQG DUH UHFRJQLVHG LQ QHW SURW LQ WKH period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. “ The Company accrues the estimated cost of warranties at the time when the revenue is recognised. The accruals are based on the Company s historical experience of material usage and service delivery costs. “ Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognised as an asset when the Company expects to recover these costs. “ The Company recognises contract IXOOPHQW FRVW DV DQ DVVHW LI WKRVH FRVWV VSHFLFDOO¥ UHODWH WR D FRQWUDFW RU WR DQ anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations LQ IXWXUH DQG WKH FRVWV DUH H[SHFWHG WR be recovered. “ Costs to obtain contract relating to upfront payments to customers are amortised to revenue and other costs 182 (C in millions, except share and per share data, unless otherwise stated) WR REWDLQ FRQWUDFW DQG FRVWV WR IXOOO contract are amortised to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. “ The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a VLJQLFDQW QDQFLQJ FRPSRQHQW H[LVWV As a practical expedient, the Company does not assess the existence of a VLJQLFDQW QDQFLQJ FRPSRQHQW ZKHQ the difference between payment and transfer of deliverables is twelve months or less. If the difference in timing arises for reasons other than the provision of QDQFH WR HLWKHU WKH FXVWRPHU RU XV QR QDQFLQJ FRPSRQHQW LV GHHPHG WR H[LVW K 8QELOOHG UHFHLYDEOHV DUH FODVVLHG DV D QDQFLDO DVVHW ZKHUH WKH ULJKW WR consideration is unconditional and only the passage of time is required before the payment is due. (xiv) Finance costs Finance costs comprises interest cost on borrow- LQJV OHDVH OLDELOLWLHV DQG QHW GHQHG EHQHW liability, net loss on translation or settlement of foreign currency borrowings and changes in fair YDOXH DQG JDLQV ORVVHV RQ VHWWOHPHQW RI UHODWHG derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW DQG ORVV using the effective interest method. (xv) Finance and other income Finance and other income comprises interest income on deposits, dividend income, gains ORVVHV RQ GLVSRVDO RI LQYHVWPHQWV JDLQV ORVVHV RQ LQYHVWPHQWV FODVVLHG DV )973/ net gain on translation or settlement of foreign currency borrowings and changes in fair value and JDLQV ORVVHV RQ VHWWOHPHQW RI UHODWHG GHULYDWLYH instruments. Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established. Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (xvi) Income tax Income tax comprises current and deferred tax. Income tax expense is recognised in the VWDWHPHQW RI SURW DQG ORVV H[FHSW WR WKH extent it relates to a business combination, or items directly recognised in equity or in other comprehensive income. a) Current income tax Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. While determining the tax provisions, the Company assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognised amounts and where it intends either to settle on a net basis, or to realise the asset and liability simultaneously. b) Deferred income tax Deferred income tax is recognised using the balance sheet approach. Deferred income tax assets and liabilities are recognised for deductibleandtaxabletemporarydifferences arising between the tax base of assets and liabilities and their carrying amount LQ WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither DFFRXQWLQJ QRU WD[DEOH SURWV RU ORVV DW WKH time of the transaction. Deferred income tax assets are recognised WR WKH H[WHQW LW LV SUREDEOH WKDW WD[DEOH SURW will be available against which the deductible Integrated Annual Report 2022-23 (C in millions, except share and per share data, unless otherwise stated) temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences that is expected to reverse within the tax holiday period, taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer SUREDEOH WKDW VXIFLHQW WD[DEOH SURW ZLOO EH available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is a right and an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. (xvii) Earnings per share Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted-average number of equity and dilutive equivalent shares outstanding during the period, using the 183

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements treasury stock method for options, except where the results would be anti-dilutive. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the VWDQGDORQH QDQFLDO VWDWHPHQWV E¥ WKH %RDUG of Directors. [YLLL 6WDWHPHQW RI FDVK RZV &DVK RZV DUH UHSRUWHG XVLQJ WKH LQGLUHFW PHWKRG ZKHUHE¥ SURW IRU WKH SHULRG LV DGMXVWHG for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing RU QDQFLQJ FDVK RZV 7KH FDVK JHQHUDWHG IURP XVHG LQ RSHUDWLQJ LQYHVWLQJ DQG QDQFLQJ activities of the Company are segregated. (xix) Disposal of assets The gain or loss arising on disposal or retirement of assets is recognised in the standalone VWDWHPHQW RI SURW DQG ORVV New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2022: i. Amendments to Ind AS 37 Onerous Contracts &RVW RI )XOOOLQJ D &RQWUDFW 7KH DPHQGPHQWV VSHFLI¥ WKDW WKH FRVW RI IXOOOLQJ D contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract FDQ HLWKHU EH WKH LQFUHPHQWDO FRVWV RI IXOOOLQJ WKDW FRQWUDFW IRU H[DPSOH GLUHFW ODERXU DQG PDWHULDOV or an allocation of other costs that relate directly WR IXOOOLQJ FRQWUDFWV IRU H[DPSOH DQ DOORFDWLRQ of the depreciation charge for an item of property, SODQW DQG HTXLSPHQW XVHG LQ IXOOOLQJ WKDW FRQWUDFW among others). The adoption of this amendment has resulted in a reduction of H 47 in opening retained earnings primarily due to allocation of other costs WKDW UHODWH GLUHFWO¥ WR IXOOOLQJ FRQWUDFWV ii. Amendments to Ind AS 103 Business Combinations Reference to Conceptual Framework The amendments specify that to qualify for recognition as part of applying the acquisition PHWKRG WKH LGHQWLDEOH DVVHWV DFTXLUHG DQG 184 (C in millions, except share and per share data, unless otherwise stated) OLDELOLWLHV DVVXPHG PXVW PHHW WKH GHQLWLRQV RI assets and liabilities in the Conceptual Framework for Financial Reporting under Indian Accounting Standards (Conceptual Framework) issued by the Institute of Chartered Accountants of India at the acquisition date. These changes do not VLJQLFDQWO¥ FKDQJH WKH UHTXLUHPHQWV RI ,QG $6 103. The adoption of amendments to Ind AS 103 did not have any material impact on the standalone QDQFLDO VWDWHPHQWV iii. Amendments to Ind AS 109 Financial Instruments The amendments clarify which fees an entity includes when it applies the 10 percent test of Ind AS 109 in assessing whether to derecognise a QDQFLDO OLDELOLW¥ 7KH DGRSWLRQ RI DPHQGPHQWV WR Ind AS 109 did not have any material impact on the VWDQGDORQH QDQFLDO VWDWHPHQWV iv. Amendments to Ind AS 16 Property, Plant and Equipment Proceeds before intended use The amendments clarify that excess of net sale proceeds of items produced over the cost of testing, LI DQ¥ VKDOO QRW EH UHFRJQLVHG LQ WKH SURW RU ORVV but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The adoption of amendments to Ind AS 16 did not have any material impact on the VWDQGDORQH QDQFLDO VWDWHPHQWV New Accounting standards, amendments and interpretations not yet adopted by the Company: i. Amendments to Ind AS 12 Income Taxes On March 31, 2023, the Ministry of Corporate $IIDLUV QRWLHG WKH &RPSDQLHV ,QGLDQ $FFRXQWLQJ Standards) Amendment Rules, 2023 effective from April 1, 2023. The amendments to Ind AS 12 clarify how companies account for deferred tax on transactions such as leases and decommissioning REOLJDWLRQV ,Q VSHFLHG FLUFXPVWDQFHV FRPSDQLHV are exempt from recognising deferred tax when WKH¥ UHFRJQLVH DVVHWV RU OLDELOLWLHV IRU WKH UVW time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognise deferred tax on such transactions. The adoption of amendments to Ind AS 12 is not expected to have any material impact RQ WKH VWDQGDORQH QDQFLDO VWDWHPHQWV Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 4. PROPERTY, PLANT AND EQUIPMENT Plant and Furniture 2IFH Land Buildings (1) Vehicles Total equipment DQG [WXUHV equipment Gross carrying value: As at April 1, 2022 H b bH b bH b bH b bH b bH b bH b Additions b b b b b b b Disposals (3) (34) (16,722) (907) (282) (157) (18,105) As at March 31, 2023 bH b bH b bH b bH b bH b bH b bH b Accumulated depreciation/impairment: As at April 1, 2022 bH b bH b bH b bH b bH b bH b bH b Depreciation and impairment b b b b b b b Disposals b (30) (16,469) (809) (280) (156) (17,744) As at March 31, 2023 bH -b bH b bH b bH b bH b bH b bH b Net carrying value as at March 31, 2023 bH b bH b bH b bH b bH b bH b bH b Gross carrying value: As at April 1, 2021 bH b H b bH b bH b bH b bH b bH b Additions b b b b b b b Disposals (30) (162) (5,467) (363) (122) (98) (6,242) As at March 31, 2022 bH b bH b bH b bH b bH b bH b bH b Accumulated depreciation/impairment: As at April 1, 2021 bH b bH b bH b bH b bH b bH b bH b Depreciation and impairment b b b b b b b Disposals b (68) (5,351) (286) (115) (97) (5,917) As at March 31, 2022 bH b bH b bH b bH b bH b bH b bH b Net carrying value as at March 31, 2022 bH b bH b bH b bH b bH b bH b bH b (1) Including net carrying value of computer equipment and software amounting to H 16,588 and H 18,566 as at March 31, 2023 and 2022, respectively. Details of title deeds of immovable properties not held in name of the Company: Whether title deed holder Relevant line Description is a promoter, director Property Reason for not being Gross Title deeds in the item in the of item of or relative of promoter/ held since held in the name of the carrying value name of Balance sheet property director or employee of which date company promoter/director Andhra Pradesh Execution of title Industrial deeds in the name Property, plant Land bH b Infrastructure No 30 June, 2007 of the Company is and equipment Corporation Limited, SHQGLQJ IXOOPHQW RI +¥GHUDEDGb certain conditions. Integrated Annual Report 2022-23 185

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 5,*+7Š2)Š86( $66(76 Category of RoU asset Plant and Land Buildings Vehicles Total machinery Gross carrying value: As at April 1, 2022 bbH b bbH b bbH b bH b bbH b Additions bbb b ^ bbb b Disposals bbb (2,383) (216) (157) (2,756) As at March 31, 2023 bbH b bbH b bbH b bH b bbH b Accumulated depreciation As at April 1, 2022 bH b bbH b bH b bH b bbH b Depreciation b b b b b Disposals bbb (1,387) (191) (138) (1,716) As at March 31, 2023 bH b bbH b bH b bH b bbH b Net carrying value as at March 31, 2023 bbH b bbH b bH b bH b bbH b Gross carrying value: As at April 1, 2021 bbH b bbH b bbH b bH b bbH b Additions b b bbb bbb b Disposals (819) (1,566) (564) (103) (3,052) As at March 31, 2022 bbH b bbH b bH b bH b bbH b Accumulated depreciation As at April 1, 2021 bH b bbH b bH b bH b bbH b Depreciation b b b b b Disposals (21) (1,220) (564) (77) (1,882) As at March 31, 2022 bH b bbH b bH b bH b bbH b Net carrying value as at March 31, 2022 bbH b bbH b bH b bH b bbH b ^ Value is less than 1 7KH &RPSDQ¥ UHFRJQLVHG WKH IROORZLQJ H[SHQVHV LQ WKH VWDWHPHQW RI SURW DQG ORVV Year ended Year ended March 31, 2023 March 31, 2022 Interest expenses on lease liabilities b` 638 bH 452 Rent expense recognised under facility expenses pertaining to: Leases of low-value assets 9 Leases with less than twelve months of lease term 2,5312,217 b` 3,169 bH 2,678 Income from subleasing RoU assets to subsidiaries for the year ended March 31, 2023 and 2022 amounting to H 118 and H 140, respectively. The Company is not committed to any leases which have not yet commenced as of March 31, 2023. Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under RSHUDWLQJ DFWLYLWLHV LQ WKH VWDWHPHQW RI FDVK RZV $OO RWKHU OHDVH SD¥PHQWV GXULQJ WKH SHULRG DUH GLVFORVHG XQGHU QDQFLQJ DFWLYLWLHV LQ WKH VWDWHPHQW RI FDVK RZV Refer to Note 20 for remaining contractual maturities of lease liabilities. 186 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) &$3,7$/ :25.Š,1Š352*5(66 The following table represent ageing of Capital work-in-progress as on March 31, 2023: Amount in CWIP for a period of Particulars Less than 1 year 1-2 years 2-3 years More than 3 years Total Projects in progress bH b bH b bH b bbH b bH b Projects temporarily suspended bbb bbb bbb b b Total bH b bH b bH b bH b bH b The following table represent ageing of Capital work-in-progress as on March 31, 2022: Amount in CWIP for a period of Particulars Less than 1 year 1-2 years 2-3 years More than 3 years Total Projects in progress bH b bH b bH b bH b bbH b Projects temporarily suspended(1) bbb bbb bbb b b Total bH b bH b bH b bH b bbH b (1) During the year ended March 31, 2022, impairment loss of H 31 has been written back based upon reassessment of fair value. Following table represents the ageing schedule for capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan as on March 31, 2023: Particulars To be completed in Less than 1 year 1-2 years 2-3 years More than 3 years Projects in progress Kodathi bH b bH b bbH b bbH b Gopannapally b b b b Projects temporarily suspended MWC Chennai bbH b bbH b bbH b bH b Following table represents the ageing schedule for capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan as on March 31, 2022: To be completed in Particulars Less than 1 year 1-2 years 2-3 years More than 3 years Projects in progress Kodathi bbH b bbH b bbH b bbH b Gopannapally b b b b Pune Phase 5 b b b b Projects temporarily suspended MWC Chennai bH b bbH b bbH b bbH b Integrated Annual Report 2022-23 187

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 7. GOODWILL AND OTHER INTANGIBLE ASSETS The movement in goodwill balance is given below: Year ended Year ended March 31, 2023 March 31, 2022 Balance at the beginning of the year bH 4,604b bH b Acquisition through business combination(1) -bbb b Balance at the end of the year bH b bH b (1) On December 31, 2021, as part of acquisition of LeanSwift Solutions Inc. and its subsidiaries by a wholly owned step-down subsidiary, the Company acquired leased facilities, assets and employees of LeanSwift Solutions India Private Limited for an upfront cash consideration of H 30. The fair value of net assets acquired is H (3) and goodwill is H 33. Goodwill was allocated to IT Services segment and it is not deductible for Income Tax purposes in India. The Company is organised by three operating segments: IT Services, IT Products and India State Run Enterprises services. Goodwill as at March 31, 2023 and 2022 has been allocated to the IT Services operating segment. Goodwill recognised on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services RSHUDWLQJ VHJPHQW ZKLFK DUH H[SHFWHG WR EHQHW IURP WKH V¥QHUJLHV RI WKH DFTXLVLWLRQV As at As at March 31, 2023 March 31, 2022 CGUs Americas 1 bH 7b bH b Americas 2 b b Europe b b $VLD 3DFLF 0LGGOH (DVW DQG $IULFD b b Total bH b bH b For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Company at which goodwill is monitored for internal management purposes, and which is not higher than the Company s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company s procedure for determining the recoverable value of each CGU. The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalisation approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used. %DVHG RQ WKH DERYH WHVWLQJ QR LPSDLUPHQW ZDV LGHQWLHG DV DW 0DUFK DQG DV WKH UHFRYHUDEOH YDOXH RI the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU s recoverable amount would fall below its carrying amount. The movement in other intangible assets is given below: Other intangible assets Customer related Marketing related Total Gross carrying value: As at April 1, 2022 bH b bH b bH b Deductions/adjustments (2,175) -bbb (2,175) As at March 31, 2023 bH b bH b bH b Accumulated amortisation/impairment: As at April 1, 2022 bH b bH b bH b Amortisation b b b Deductions/adjustments (2,175) -bbb (2,175) As at March 31, 2023 bH b bH b bH b Net carrying value as at March 31, 2023 bH b bH b bH b 188 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Other intangible assets Customer related Marketing related Total Gross carrying value: As at April 1, 2021 bH b bH b bH b Deductions/adjustments (529) -bbb (529) As at March 31, 2022 bH b bH b bH b Accumulated amortisation/ impairment: As at April 1, 2021 bH b bH b bH b Amortisation b b b Deductions/adjustments (529) -bbb (529) As at March 31, 2022 bH b bH b bH b Net carrying value as at March 31, 2022 bH b bH b bH b As at March 31, 2023, the net carrying value and estimated remaining amortisation period for intangible assets acquired on acquisition are as follows: Acquisition Net carrying value Estimated remaining amortisation period Vara Infotech Private Limited H 1,305 3.5 6.5 years Total H 1,305 8. INVESTMENTS As at As at March 31, 2023 March 31, 2022 Non-current Financial instruments at FVTPL Equity instruments unquoted (Refer to Note 8.1) C 10b bC 10 Fixed maturity plan mutual funds unquoted (Refer to Note 8.3) b b Investment in redeemable preference shares of subsidiary (Refer to Note 8.7) b b Financial instruments at FVTOCI Equity instruments quoted (Refer to Note 8.2) b b Equity instruments unquoted (Refer to Note 8.2) b b Financial instruments at amortised cost Inter corporate and term deposits unquoted bbb b Investment in equity instruments of subsidiaries, net of impairment (Refer to Note 8.7) b b bC b bC b $JJUHJDWH DPRXQW RI TXRWHG LQYHVWPHQWV DQG DJJUHJDWH PDUNHW YDOXH WKHUHRIb b b Aggregate amount of unquoted investments b b Aggregate amount of impairment in value of investments in subsidiaries (9,545) (4,481) Current Financial instruments at FVTPL Short-term mutual funds unquotedbb(Refer to Note 8.4) bH b bC b Financial instruments at FVTOCI &HUWLFDWH RI GHSRVLWV XQTXRWHG 5HIHU WR 1RWH b b Non-convertible debentures, government securities, commercial papers and bonds quoted (Refer to Note 8.6) b b Integrated Annual Report 2022-23 189

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) As at As at March 31, 2023 March 31, 2022 Financial instruments at amortised cost Inter corporate and term deposits unqoted(1) 14,977b b bH b bC b $JJUHJDWH DPRXQW RI TXRWHG LQYHVWPHQWV DQG DJJUHJDWH PDUNHW YDOXH WKHUHRIb b b Aggregate amount of unquoted investments b b (1) 7KHVH GHSRVLWV HDUQ D [HG UDWH RI LQWHUHVW 7HUP GHSRVLWV LQFOXGH FXUUHQW GHSRVLWV LQ OLHQ ZLWK EDQNV SULPDULO¥ RQ DFFRXQW RI WHUP GHSRVLWV RI H 0DUFK bH 652) held as margin money deposits against guarantees. ,QYHVWPHQWV LQ QRQ FXUUHQW HTXLW¥ LQVWUXPHQWV RWKHU WKDQ VXEVLGLDULHV XQTXRWHG b FODVVLHG as FVTPL Carrying value Particulars As at As at March 31, 2023 March 31, 2022 Altizon Systems Private Limited bC 10b bC b Total bC b bC b ,QYHVWPHQWV LQ QRQ FXUUHQW HTXLW¥ LQVWUXPHQWV RWKHU WKDQ VXEVLGLDULHV FODVVLHG DV )972&, Number of Shares Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Unquoted Wep Peripherals Limited b b bC b bC b Altizon Systems Private Limited b b b b Drivestream India Private Limited b b b b bC b bC b Quoted Wep Solutions Limited b b bC b bC b bC b bC b Total bC b bC b ,QYHVWPHQWV LQ QRQ FXUUHQW )L[HG PDWXULW¥ SODQ PXWXDO IXQGV XQTXRWHG A FODVVLHG DV )973/ Number of units Carrying value 3DUWLFXODUVb As at March As at As at As at 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 SBI Fixed Maturity Plan Series 44 (1855 Days) b b bC 271b bC b SBI Fixed Maturity Plan Series 56 (1232 Days) b b b b DSP Fixed Maturity Plan Series 267 (1246 Days) b -bbb b -bbb DSP Fixed Maturity Plan Series 268 (1281 Days) b -bbb b -bbb Kotak Fixed Maturity Plan Series 300 b -bbb b -bbb Total bC b bC b 190 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) ,QYHVWPHQWV LQ VKRUW WHUP PXWXDO IXQGV XQTXRWHG A FODVVLHG DV )973/ Number of units Carrying value 3DUWLFXODUVb As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Aditya Birla Sun Life Short Term Fund Growth Direct Plan b -bbb H b bH b ICICI Prudential Short Term Fund b -bbb b -bbb Aditya Birla Sun Life Nifty SDL Plus PSU Bond Sep 2026 b -bbb b -bbb ICICI Prudential Nifty PSU Bond Plus SDL Sep 2027 b -bbb b -bbb Kotak Bond Short Term Fund b -bbb b -bbb SBI Short Term Debt Fund b -bbb b -bbb Nippon India Short Term Fund b -bbb b -bbb Kotak Low Duration Fund Direct Growth b -bbb b -bbb Nippon India Money Market Fund b -bbb b -bbb UTI Liquid Cash Plan Institutional Direct Plan Growth b -bbb b -bbb ICICI Prudential Nifty SDL Sep 2027 Index Fund b -bbb b -bbb Kotak Nifty SDL Apr 2032 Top 12 Equal Weight Index Fund b -bbb b -bbb $[LV 6KRUW 7HUP )XQG ‘LUHFW 3ODQ *URZWKb b -bbb b -bbb HDFC Low Duration Fund b -bbb b -bbb Bandhan Crisil IBX Gilt June 2027 Index Fund b -bbb b -bbb HSBC Overnight Fund b b b b Kotak Gilt Fund b b b b HSBC Liquid Fund b -bbb b -bbb Sundaram Liquid Fund b -bbb b -bbb Mirae Asset Cash Management Fund b -bbb b -bbb Baroda BNP Paribas Overnight Fund Direct Plan *URZWKb b b b b SBI Overnight Fund Direct Plan Growth b b b b Sundaram Overnight Fund b b b b $[LV 2YHUQLJKW )XQG ‘LUHFW *URZWKb b b b b Tata Overnight Fund b b b b Bandhan Liquid Fund Growth Direct Plan b -bbb b -bbb Kotak Overnight Fund b b b b Bandhan Crisil IBX Gilt April 2026 Index Fund b -bbb b -bbb ICICI Prudential Nifty SDL Sep 2026 Index Fund b -bbb b -bbb UTI Crisil SDL Maturity April 2033 Index Fund b -bbb b -bbb HDFC Overnight Fund Direct Plan Growth b b b b SBI Arbitrage Opportunities Fund b -bbb b -bbb DSP Overnight Fund Direct Plan Growth b b b b Tata Liquid Fund b -bbb b -bbb Kotak Liquid Fund Direct Plan Growth b -bbb b -bbb Integrated Annual Report 2022-23 191

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Number of units Carrying value 3DUWLFXODUVb As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Nippon India Overnight Fund b b b b ABSL Overnight Fund Direct Plan Growth b b b b LIC MF Overnight Fund Direct Plan Growth b b b b Mirae Asset Overnight Fund b b b b ICICI Prudential Overnight Fund Direct Growth b b b b UTI Overnight Fund Direct Plan Growth b b b b Bandhan Overnight Fund b -bbb b -bbb Invesco India Overnight Fund -bbb b -bbb b L&T Arbitrage Opportunities Fund -bbb b -bbb b SBI Liquid Fund Direct Growth -bbb b -bbb b IDFC Overnight Fund -bbb b -bbb b L&T Overnight Fund -bbb b -bbb b Total bH b bH 15,312b ,QYHVWPHQW LQ FHUWLFDWH RI GHSRVLWV XQTXRWHG A FODVVLHG DV )972&, As at As at March 31, 2023 March 31, 2022 Small Industries Development Bank of India bH b bH b Axis Bank Limited b bbb ICICI Bank Limited b bbb HDFC Bank Limited b b SBI Cards and Payment Service Limited bbb b Kotak Mahindra Bank Limited bbb b Total bH b bH b 8.6 Investment in non-convertible debentures, government securities, commercial papers and ERQGV TXRWHG A FODVVLHG DV )972&, As at As at March 31, 2023 March 31, 2022 Housing Development Finance Corporation Limited bH b bH b National Highways Authority of India b b LIC Housing Finance Limited b b HDB Financial Services Limited b b Tata Capital Housing Finance Limited b b Bajaj Finance Limited b b Sundaram Finance Limited b b Tata Capital Financial Services Limited b b National Bank for Agriculture and Rural Development b b Axis Bank Limited b b Kotak Mahindra Investments Limited b b Kotak Mahindra Prime Limited b b Government Securities b b 5XUDO (OHFWULFDWLRQ &RUSRUDWLRQ /LPLWHG b b SBI Cards and Payment Service Limited b b Power Finance Corporation Limited b b ICICI Bank Limited b b 192 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) As at As at March 31, 2023 March 31, 2022 Indian Railway Finance Corporation Limited b b Mahindra & Mahindra Financial Services Limited b bbb HDFC Bank Limited b b NTPC Limited b b ANZ Bank b b Total bH b bH b 8.7 Details of non-current investment in unquoted equity instruments and preference shares of subsidiaries (fully paid up) Name of the subsidiary Currency of Face 1XPEHU RI XQLWV DV DWb Balances as at Investment Value March 31, March 31, March 31, March 31, 2023 2022 2023 2022 Equity Instruments Wipro, LLC USD Note 1 Note 1 Note 1 bH 92,282b bH b :LSUR 3KLOLSSLQHV ,QF b PHP PHP100 b b b b Wipro IT Services UK Societas EUR EUR 1 b b b b Wipro Holdings (UK) Limited USD USD 1 b b b b Wipro HR Services India Private Limited INR bH 10 b b b b Capco Technologies Private Limited INR bH 10 b b b b Wipro Networks Pte Limited SGD SGD 1 b b b b Wipro VLSI Design Services India Private Limited INR bH 10 b b b b Encore Theme Technologies Private Limited INR bH 10 b b b b Wipro Japan KK USD Note 2 b b b b Wipro IT Services Bangladesh Limited BDT BDT 10 b b b b Attune Consulting India Private Limited INR bH 10 b bbb b bbb Wipro Chengdu Limited USD Note 3 Note 3 Note 3 b b Wipro Trademarks Holding Limited INR bH 10 b b b b Wipro Shanghai Limited INR Note 3 Note 3 Note 3 b b Wipro Japan KK JPY Note 2 b b b b Wipro Travel Services Limited INR bH 10 b b b b Wipro Overseas IT Services Private Limited INR bH 10 b b b ^ Sub-total bH b bH b Preference Shares Wipro IT Services UK Societas EUR EUR 100 b b b b Sub-total bH b bH b Total investment in unquoted equity and preference instruments of subsidiaries bH b bH b Less: Impairment in value of investments in subsidiary (Refer to Note 4 below) (9,545) (4,481) Net investment in unquoted equity and preference instruments of subsidiaries bH b bH b ^ Value is less than 1 Note 1 As per the local laws of USA, there is no requirement of number of shares and face value thereof for a Limited Liability Company (LLC). Hence the investment by the Company is considered as equity contribution. Note 2 As per the local laws of Japan, the shares do not have face value. Note 3 As per the local laws of People s Republic of China, there is no requirement of number of shares and face value thereof. Hence the investment by the Company is considered as equity contribution. Note 4 The impairment as of March 31, 2023 and 2022, are primarily on account of diminution in the value of a step-down subsidiaries of :LSUR +ROGLQJV 8. /LPLWHG b Integrated Annual Report 2022-23 193

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 9. TRADE RECEIVABLES The following table represent ageing of Trade receivables as on March 31, 2023: Outstanding for following periods from due date of payment Particulars Not Due Less than 6 6 months 1-2 years 2-3 years More than Total months 1 year 3 years Unsecured Current Undisputed Trade receivables considered good bH b bH b bH b bH b bH b bH bbH b Undisputed Trade receivables credit impaired b b b b b b b Disputed Trade receivables considered good bbb b bbb b b b b bH b bH b bH b bH b bH b bH b H 104,588b Gross Trade receivables H 104,588b Less: Allowance for lifetime expected credit loss (4,971) Net Trade receivables bH 99,617b The following table represent ageing of Trade receivables as on March 31, 2022: Outstanding for following periods from due date of payment Particulars Not Due Less than 6 6 months 1-2 years 2-3 years More than Total months 1 year 3 years Unsecured Current Undisputed Trade receivables considered good bH b bH b bH b bH b bH b bH b bH b Undisputed Trade receivables credit impaired b b b b b b b Disputed Trade receivables considered good bbb b b b bbb b b bH b bH b bH b H b bH b bH b bH 100,248b Gross Trade receivables bH 100,248b Less: Allowance for lifetime expected credit loss (7,294) Net Trade receivables bH 92,954 The activity in the allowance for lifetime expected credit loss is given below: As at As at March 31, 2023 March 31, 2022 Balance at the beginning of the year bH 7,294b bH b Additions / (write-back) during the year, net (Refer to Note 27) (509) (1,036) Charged against allowance (2,088) (70) Translation adjustment b (54) Balance at the end of the year bH b bH b 10. CASH AND CASH EQUIVALENTS As at As at March 31, 2023 March 31, 2022 Balances with banks Current accounts bH b bH b Demand deposits(1) b b Unclaimed dividend b b Cheques, drafts on hand ^ ^ bH b bH b ^ Value is less than 1 (1) These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal. 194 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 11. OTHER FINANCIAL ASSETS As at As at March 31, 2023 March 31, 2022 Non-current Finance lease receivables bH b bH b Security deposits b b Others b b bH b bH b Current Finance lease receivables bH b bH b Security deposits b b Interest receivable b b ‘XHV IURP RIFHUV DQG HPSOR¥HHV b b Deposit in interim dividend account bbb b Others b b bH b bH b Total bH b bH b Finance lease receivables Finance lease receivables consist of assets that are leased to customers for contract terms ranging from 1 to 5 years, ZLWK OHDVH SD¥PHQWV GXH LQ PRQWKO¥ RU TXDUWHUO¥ LQVWDOOPHQWV ‘HWDLOV RI QDQFH OHDVH UHFHLYDEOHV LV JLYHQ EHORZ Minimum lease Present value of minimum payments lease payments As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Not later than one year bH 3,542b bH b bH 3,312b bH b /DWHU WKDQ RQH ¥HDU EXW QRW ODWHU WKDQ YH ¥HDUV 2,870b b b b Gross investment in lease bH b H b bH b bH b /HVV 8QHDUQHG QDQFH LQFRPH (416) (221) bbb bbb Present value of minimum lease payment receivables bH b H b bH b bbH b Included in the balance sheet as follows: Non-current b b Current b b 12. INVENTORIES As at As at March 31, 2023 March 31, 2022 Stock-in-trade bH 882b bH b Stores and spare parts 31b b bH b bH b Integrated Annual Report 2022-23 195

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 13. OTHER ASSETS As at As at March 31, 2023 March 31, 2022 Non-current Prepaid expenses bH b H 5,998 Capital advances b 273 Costs to obtain contract(1) b 243 Others b 4,324 bH b H 10,838 Current Prepaid expenses bH b H 11,737 ‘XHV IURP RIFHUV DQG HPSOR¥HHV b 328 Advances to suppliers b 2,725 Costs to obtain contract(1) b 242 Balance with GST and other authorities b 6,827 Others b 1,125 bH b H 22,984 Total bH b H 33,822 (1) Costs to obtain contract amortisation of H 293 and H 313 during the year ended March 31, 2023 and 2022, respectively. 14. EQUITY SHARE CAPITAL As at As at March 31, 2023 March 31, 2022 Authorised capital 12,504,500,000 equity shares, par value of H 2 per share (March 31, 2022: 12,504,500,000) bH b bH b 25,000,000 preference shares, par value of H 10 per share (March 31, 2022: 25,000,000) b b 150,000 10% Optionally convertible cumulative preference shares, par value of H 100 per share (March 31, 2022: 150,000) b b bH b bH b Issued, subscribed and fully paid-up capital 5,487,917,741 equity shares of H 2 each (March 31, 2022: 5,482,070,115) b b bH b bH b Terms / Rights attached to equity shares 7KH &RPSDQ¥ KDV RQO¥ RQH FODVV RI HTXLW¥ VKDUHV KDYLQJ D SDU YDOXH RIbH 2 per share. Each shareholder of equity shares is HQWLWOHG WR RQH YRWH SHU VKDUH 7KH &RPSDQ¥ GHFODUHV DQG SD¥V GLYLGHQG LQ ,QGLDQ 5XSHHV 7KH QDO GLYLGHQG SURSRVHG E¥ the Board of Directors is subject to shareholders approval in the ensuing Annual General Meeting. Following is the summary of per share dividends recognised as distributions to equity shareholders: ,QWHULP GLYLGHQG %RDUG UHFRPPHQGHG WKH DGRSWLRQ RI WKH LQWHULP GLYLGHQG DV WKH QDO dividend) (Refer to note 29) For the year ended For the year ended March 31, 2023 March 31, 2022 H 1 per share H 6 per share In the event of liquidation of the Company, the equity shareholders will be entitled to receive the remaining assets of the Company, after distribution of all preferential amounts, if any, in proportion to the number of equity shares held by the shareholders. 196 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) i. Reconciliation of number of shares As at March 31, 2023 As at March 31, 2022 No. of Shares H Million No. of Shares H Million Opening number of equity shares / American Depository Receipts (ADRs) outstanding b b b b Equity shares issued pursuant to employee stock option plan b b b b Closing number of equity shares / ADRs outstanding b b b b ii. Details of shareholders holding more than 5% of the total equity shares of the Company Name of the Shareholder As at March 31, 2023 As at March 31, 2022 No. of Shares % held No. of Shares % held Mr. Azim Hasham Premji Partner representing Hasham Traders b b b b Mr. Azim Hasham Premji Partner representing Prazim Traders b b b b Mr. Azim Hasham Premji Partner representing Zash Traders b b b b Azim Premji Trust b b b b LLL 2WKHU GHWDLOV RI HTXLW¥ VKDUHV IRU D SHULRG RI YH ¥HDUV LPPHGLDWHO¥ SUHFHGLQJ 0DUFK (a) 237,500,000, 323,076,923 and 343,750,000 equity shares were bought back by the Company during the years ended March 31, 2021, 2020 and 2018, respectively. (b) 1,508,469,180 bonus shares and 2,433,074,327 bonus shares were issued during the years ended March 31, 2019 and 2018, respectively. iv. Shares reserved for issue under employee stock incentive plans For details of shares reserved for issue under the employee stock incentive plans of the Company, refer to Note 31. Y b ‘HWDLOV RI 6KDUHKROGLQJ RI 3URPRWHUV DUH DV XQGHU As at March 31, 2023 As at March 31, 2022 Particulars No. of % of total % change No. of % of total % change Shares shares during the Shares shares during the year year Azim H. Premji b 4.32% bbb b 4.32% bbb Yasmeen A. Premji b 0.05% bbb b 0.05% bbb Rishad A. Premji b 0.03% bbb b 0.03% bbb Tariq A. Premji b 0.03% bbb b 0.03% 135.67% Azim H. Premji Partner representing Hasham Traders b 16.93% bbb b 16.95% bbb Azim H. Premji Partner Representing Prazim Traders b 20.41% bbb b 20.43% bbb Azim H. Premji Partner Representing Zash Traders b 20.69% bbb b 20.72% bbb Hasham Investment and Trading Co. Pvt. Ltd b 0.03% bbb b 0.03% bbb Azim Premji Trust(1) b 10.18% bbb b 10.19% bbb Azim Premji Philanthropic Initiatives Private Limited(2) b 0.27% bbb b 0.27% bbb Note: (1) 0U $]LP + 3UHPML GLVFODLPV WKH EHQHFLDO RZQHUVKLS RI VKDUHV KHOG E¥ $]LP 3UHPML 7UXVW (2) 0U $]LP + 3UHPML GLVFODLPV WKH EHQHFLDO RZQHUVKLS RI VKDUHV KHOG E¥ $]LP 3UHPML 3KLODQWKURSLF ,QLWLDWLYHV 3ULYDWH /LPLWHG Integrated Annual Report 2022-23 197

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 15. BORROWINGS As at As at March 31, 2023 March 31, 2022 Non-current Unsecured Loans from institutions other than banks bH b bH b bH b bH b Current Unsecured %RUURZLQJV IURP EDQNVb bH b bH b Loans from institutions other than banks(1) b b bH b bH b Total bH b bH b bCurrent maturities of long-term borrowings Short-term borrowings As at March 31, 2023 As at March 31, 2022 Indian Rupee Interest rate Interest rate Indian Rupee bH b MIBOR / T-Bill 6.82% 7.64% bH b Unsecured borrowings from banks + Spread bH b bH b The principal source of short-term borrowings from banks as at March 31, 2023 primarily consists of lines of credit of approximately H DQG 86b’ROODU 86 0LOOLRQ IURP EDQNHUV IRU ZRUNLQJ FDSLWDO UHTXLUHPHQWV DQG RWKHU VKRUW term needs. As at March 31, 2023, the Company has unutilised lines of credit aggregating H DQG 86 0LOOLRQ 7R XWLOLVH WKHVH XQXVHG OLQHV RI FUHGLW WKH &RPSDQ¥ UHTXLUHV FRQVHQW RI WKH OHQGHU DQG FRPSOLDQFH ZLWK FHUWDLQ QDQFLDO FRYHQDQWV 6LJQLFDQW SRUWLRQ RI WKHVH OLQHV RI FUHGLW DUH UHYROYLQJ FUHGLW IDFLOLWLHV DQG RDWLQJ UDWH IRUHLJQ FXUUHQF¥ loans, renewable on a periodic basis. 6LJQLFDQW SRUWLRQ RI ERUURZLQJV IURP EDQNV EHDU RDWLQJ UDWHV RI LQWHUHVW UHIHUHQFHG WR FRXQWU¥ VSHFLF RIFLDO benchmark interest rates and a spread, determined based on market conditions. Long-term borrowings A summary of long- term borrowings is as follows: As at March 31, 2023 As at March 31, 2022 Currency Foreign currency Indian Rupee Final maturity Foreign currency Indian Rupee in millions in millions Indian Rupee NA bH b March-24 NA bH b bH b bH b Interest expense on borrowings was H 3,590 and H 2,371 for the years ended March 31, 2023 and 2022, respectively. &DVK DQG QRQ FDVK FKDQJHV LQ OLDELOLWLHV DULVLQJ IURP QDQFLQJ DFWLYLWLHV Non-Cash Changes April 1, 2022 &DVK RZb Net additions to Foreign exchange March 31, 2023 lease liabilities PRYHPHQWVb Borrowings bH b bH (24,984) bH b bH b bH b Lease Liabilities b (4,838) b b b Total bH b bH (29,822) bH b bH b bH b 198 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Non-Cash Changes April 1, 2021 &DVK RZb Net additions to Foreign exchange March 31, 2022 lease liabilities PRYHPHQWVb Borrowings bH b bH b bH b bH b bH b Lease Liabilities b (4,638) b b b Total bH b bH b bH b bH b bH b Non fund based The Company has non-fund based revolving credit facilities in INR amounting to H 39,596 and H 38,536 as at March 31, 2023 and 2022, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2023 and 2022, an amount of H 27,814 and H 25,999, respectively, was unutilised out of these non-fund based facilities. 16. TRADE PAYABLES The following table represent ageing of Trade payables as on March 31, 2023: Outstanding for following periods from due date of payment Particulars Less than More than Unbilled Not Due 1-2 years 2-3 years Total 1 year 3 years Current Trade payables MSME bH b bH b bH b ^ bH b ^ bH b Trade payables Others b b b b b b b Total bH b bH b bH b bH b bH b bH b bH b ^ Value is less than 1 The following table represent ageing of Trade payables as on March 31, 2022: Outstanding for following periods from due date of payment Particulars Less than 1 More than 3 Unbilled Not Due 1-2 years 2-3 years Total year years Current Trade payables MSME bH b bH b bH b ^ bH b ^ bH b Trade payables Others b b b b b b b Total bH b bH b bH b bH b bH b bH b bH b ^ Value is less than 1 Dues of micro enterprises and small enterprises During the year ended March 31, 2023, and 2022, an amount of H 324 and H 341 respectively was paid to micro and small HQWHUSULVHV EH¥RQG WKH DSSRLQWHG GD¥ DV GHQHG LQ WKH 0LFUR 6PDOO DQG 0HGLXP (QWHUSULVHV ‘HYHORSPHQW $FW Further, there is an amount of H 3 and H 4 interest accrued and remaining unpaid as at March 31, 2023 and 2022 respectively. 7KLV LQIRUPDWLRQ KDV EHHQ GHWHUPLQHG WR WKH H[WHQW VXFK SDUWLHV KDYH EHHQ LGHQWLHG RQ WKH EDVLV RI LQIRUPDWLRQ DYDLODEOH with the Company. Relationship with the struck off companies Transactions with struck off companies: Transactions Balance Transactions Balance Nature of Name of struck off company during the year outstanding as at during the year outstanding as at Transaction March 31, 2023 March 31, 2023 March 31, 2022 March 31, 2022 Viva Concrete Technologies Private Limited Payables bH -b bH 3b ^ bH b Hexatric Solution Private Limited Payables b bbb b bbb Mindpec Solutions Private Limited Payables b bbb bbb bbb Justhire Online Talent Management Services Payables Private Limited ^ bbb b bbb ^ Value is less than 1 Integrated Annual Report 2022-23 199

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 17. OTHER FINANCIAL LIABILITIES As at As at March 31, 2023 March 31, 2022 Non-current Cash settled ADS RSUs bH -b bH b bH b bH b Current Salary payable bH 19,593b bH b Advance from customers b b Deposits and others b b Capital creditors b b Interest accrued but not due on borrowing b b Unclaimed dividends b b Interim dividend payable bbb b Cash settled ADS RSUs b b bH b bH b Total bH b bH b 18. PROVISIONS As at As at March 31, 2023 March 31, 2022 Non-current 3URYLVLRQ IRU HPSOR¥HH EHQHWV bH 549b bH b Provision for warranty ^ b bH b H b Current 3URYLVLRQ IRU HPSOR¥HH EHQHWV bH b bH b Provision for onerous contracts b b Provision for warranty b b Others b b bH b bH b Total bH b bH b ^ Value is less than 1 A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows: Year ended March 31, 2023 Year ended March 31, 2022 Particulars Provision Provision Others Total Provision Provision Others Total for warranty for onerous for for onerous contracts warranty contracts Provision at the beginning of the year bH b bH b bH b bH b bH b bH b bH bbH b Additions during the year, net(1) b b bbb b b b b b Utilised/written-back during the year (253) (1,095) (28) (1,376) (227) (1,342) (511) (2,080) Provision at the end of the year H b bH b H b H b H b bH b H bbH b Included in the balance sheet as follows: Non-current portion ^ bH b bH b ^ bH b bH b bH b bH b Current portion bH 456bbH 1,431bbH 503bbH 2,390b bH b bH b bH bbH b ^ Value is less than 1 (1) Addition in Provision for onerous contracts includes H WRZDUGV DGRSWLRQ RI DPHQGPHQWV WR ,QG $6 A 2QHURXV &RQWUDFWV A &RVW RI )XOOOLQJ a Contract. 200 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilised over a period of 1 to 2 years. 3URYLVLRQ IRU RQHURXV FRQWUDFWV LV UHFRJQLVHG ZKHQ WKH H[SHFWHG EHQHW E¥ WKH FRPSDQ¥ IURP D FRQWUDFW DUH ORZHU WKDQ the unavoidable costs of meeting the future obligations under the contract. 2WKHU SURYLVLRQV SULPDULO¥ LQFOXGH SURYLVLRQV IRU FRPSOLDQFH UHODWHG FRQWLQJHQFLHV 7KH WLPLQJ RI FDVK RXWRZV LQ UHVSHFW of such provision cannot be reasonably determined. 19. OTHER LIABILITIES As at As at March 31, 2023 March 31, 2022 Non-current Others bH b bH b bH b bH b Current Statutory and other liabilities bH b bH b Advance from customers b b Others b b bH b bH b Total bH b bH b 20. FINANCIAL INSTRUMENTS As at As at March 31, 2023 March 31, 2022 Financial assets Cash and cash equivalents bH b bH b Investments Financial instruments at FVTPL b b Financial instruments at FVTOCI b b Financial instruments at amortised cost b b Investment in equity instruments of subsidiaries b b Investment in redeemable preference shares of subsidiary b b Loans to subsidiaries b b 2WKHU QDQFLDO DVVHWV Trade receivables b b Unbilled receivables b b 2WKHU QDQFLDO DVVHWV b b Derivative assets b b bbH b bbH b Financial liabilities 7UDGH SD¥DEOHV DQG RWKHU QDQFLDO OLDELOLWLHV Trade payables bH b bH b 2WKHU QDQFLDO OLDELOLWLHV b b Borrowings b b Lease liabilities b b Derivative liabilities b b bbH b bbH b Integrated Annual Report 2022-23 201

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 2IIVHWWLQJ QDQFLDO DVVHWV DQG QDQFLDO OLDELOLWLHV 7KH IROORZLQJ WDEOH FRQWDLQV LQIRUPDWLRQ RQ RWKHU QDQFLDO DVVHWV DQG WUDGH SD¥DEOHV DQG RWKHU QDQFLDO OLDELOLWLHV subject to offsetting: As at As at March 31, 2023 March 31, 2022 Financial Assets: *URVV DPRXQWV RI UHFRJQLVHG RWKHU QDQFLDO DVVHWV bH b bH b *URVV DPRXQWV RI UHFRJQLVHG QDQFLDO OLDELOLWLHV VHW RII LQ WKH EDODQFH VKHHW (7,276) (7,688) 1HW DPRXQWV RI UHFRJQLVHG RWKHU QDQFLDO DVVHWV SUHVHQWHG LQ WKH EDODQFH VKHHW bH b bH b Financial liabilities: *URVV DPRXQWV RI UHFRJQLVHG WUDGH SD¥DEOHV DQG RWKHU QDQFLDO OLDELOLWLHV bH b bH b *URVV DPRXQWV RI UHFRJQLVHG QDQFLDO OLDELOLWLHV VHW RII LQ WKH EDODQFH VKHHW (7,276) (7,688) 1HW DPRXQWV RI UHFRJQLVHG WUDGH SD¥DEOHV DQG RWKHU QDQFLDO OLDELOLWLHV SUHVHQWHG LQ WKH balance sheet bH b bH b )RU WKH QDQFLDO DVVHWV DQG OLDELOLWLHV VXEMHFW WR RIIVHWWLQJ RU VLPLODU DUUDQJHPHQWV HDFK DJUHHPHQW EHWZHHQ WKH &RPSDQ¥ DQG WKH FRXQWHUSDUW¥ DOORZV IRU QHW VHWWOHPHQW RI WKH UHOHYDQW QDQFLDO DVVHWV DQG OLDELOLWLHV ZKHQ ERWK HOHFW WR VHWWOH RQ D QHW EDVLV ,Q WKH DEVHQFH RI VXFK DQ HOHFWLRQ QDQFLDO DVVHWV DQG OLDELOLWLHV ZLOO EH VHWWOHG RQ D JURVV EDVLV and hence are not offset. Fair value )LQDQFLDO DVVHWV DQG OLDELOLWLHV LQFOXGH FDVK DQG FDVK HTXLYDOHQWV WUDGH UHFHLYDEOHV XQELOOHG UHFHLYDEOHV QDQFH OHDVH receivables, employee and other advances, loans to subsidiaries, eligible current and non-current assets, borrowings, trade payables, and eligible current liabilities and non-current liabilities. 7KH IDLU YDOXH RI FDVK DQG FDVK HTXLYDOHQWV WUDGH UHFHLYDEOHV XQELOOHG UHFHLYDEOHV QDQFH OHDVH UHFHLYDEOHV VKRUW WHUP ERUURZLQJV WUDGH SD¥DEOHV DQG DFFUXHG H[SHQVHV RWKHU FXUUHQW QDQFLDO DVVHWV DQG OLDELOLWLHV DSSUR[LPDWH WKHLU carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2023, and 2022 the carrying value of such receivables, net of allowances approximates the fair value. ,QYHVWPHQWV LQ VKRUW WHUP PXWXDO IXQGV DQG [HG PDWXULW¥ SODQ PXWXDO IXQGV ZKLFK DUH FODVVLHG DV )973/ DUH measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non- FRQYHUWLEOH GHEHQWXUHV JRYHUQPHQW VHFXULWLHV FRPPHUFLDO SDSHUV FHUWLFDWH RI GHSRVLWV DQG ERQGV FODVVLHG DV FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. )DLU YDOXH RI LQYHVWPHQWV LQ HTXLW¥ LQVWUXPHQWV FODVVLHG DV )972&, RU )973/ LV GHWHUPLQHG XVLQJ PDUNHW DSSURDFK primarily based on market multiples method. 7KH IDLU YDOXH RI GHULYDWLYH QDQFLDO LQVWUXPHQWV LV GHWHUPLQHG EDVHG RQ REVHUYDEOH PDUNHW LQSXWV LQFOXGLQJ FXUUHQF¥ spot and forward rates, yield curves and currency volatility. Fair value hierarchy 7KH WDEOH EHORZ DQDO¥VHV QDQFLDO LQVWUXPHQWV FDUULHG DW IDLU YDOXH E¥ YDOXDWLRQ PHWKRG 7KH GLIIHUHQW OHYHOV KDYH EHHQ GHQHG DV IROORZV Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). 202 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2023. The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis: As at March 31, 2023 As at March 31, 2022 Fair value measurements at Fair value measurements at Particular reporting date reporting date Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Assets Derivative instruments: &DVK RZ KHGJHV bH b bH b bH b bH b bH b bH b bH b bH b Others b bbb b bbb b bbb b bbb Investments: Short-term mutual funds b b bbb bbb b b bbb bbb Fixed maturity plan mutual funds b bbb b bbb b bbb b bbb Equity instruments other than subsidiaries b b bbb b b b bbb b Redeemable preference shares of subsidiary b bbb bbb b b bbb bbb b Non-convertible debentures, government VHFXULWLHV FRPPHUFLDO SDSHUV FHUWLFDWH of deposit and bonds b b b bbb b b b bbb Liabilities Derivative instruments: &DVK RZ KHGJHV bH (2,534) bH bbbbH (2,534) bH bbb bH (299) bH bbbbH (299) bH bbb Others (357) bbb (357) bbb (334) bbb (334) bbb 7KH IROORZLQJ PHWKRGV DQG DVVXPSWLRQV ZHUH XVHG WR HVWLPDWH WKH IDLU YDOXH RI WKH OHYHO QDQFLDO LQVWUXPHQWV LQFOXGHG in the above table. Derivative instruments (assets and liabilities): 7KH &RPSDQ¥ HQWHUV LQWR GHULYDWLYH QDQFLDO LQVWUXPHQWV ZLWK YDULRXV counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2023, the changes in counterparty credit risk had no material effect on the KHGJH HIIHFWLYHQHVV DVVHVVPHQW IRU GHULYDWLYHV GHVLJQDWHG LQ KHGJH UHODWLRQVKLSV DQG RWKHU QDQFLDO LQVWUXPHQWV recognised at fair value. ,QYHVWPHQW LQ QRQ FRQYHUWLEOH GHEHQWXUHV JRYHUQPHQW VHFXULWLHV FRPPHUFLDO SDSHUV FHUWLFDWH RI GHSRVLWV DQG bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date. ,QYHVWPHQW LQ [HG PDWXULW¥ SODQ PXWXDO IXQGV Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date. 7KH IROORZLQJ PHWKRGV DQG DVVXPSWLRQV ZHUH XVHG WR HVWLPDWH WKH IDLU YDOXH RI WKH OHYHO QDQFLDO LQVWUXPHQWV LQFOXGHG in the above table. Investment in equity instruments: Fair value of these instruments is determined using market approach primarily based on market multiples method. Integrated Annual Report 2022-23 203

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Investment in redeemable preference shares of subsidiary: )DLU YDOXH LV GHWHUPLQHG XVLQJ GLVFRXQWHG FDVK RZ method. ‘HWDLOV RI DVVHWV DQG OLDELOLWLHV FRQVLGHUHG XQGHU /HYHO FODVVLFDWLRQ As at As at Investment in equity instruments other than subsidiaries March 31, 2023 March 31, 2022 %DODQFH DW WKH EHJLQQLQJ RI WKH ¥HDUb H b bH b Additions bbb b Loss recognised in other comprehensive income (2) (18) %DODQFH DW WKH HQG RI WKH ¥HDUb bH b bH b As at As at Investment in redeemable preference shares of subsidiary March 31, 2023 March 31, 2022 Balance at the beginning of the year bH b bH b $GGLWLRQVb bbb b Unrealised exchange gain / (loss) b bbb Balance at the end of the year bH b bH b Derivative assets and liabilities: 7KH &RPSDQ¥ LV H[SRVHG WR FXUUHQF¥ XFWXDWLRQV RQ IRUHLJQ FXUUHQF¥ DVVHWV OLDELOLWLHV IRUHFDVWHG FDVK RZV denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest UDWH XFWXDWLRQV RQ LQYHVWPHQWV LQ RDWLQJ UDWH QDQFLDO DVVHWV DQG RDWLQJ UDWH ERUURZLQJV 7KH &RPSDQ¥ IROORZV established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, LQWHUHVW UDWHV IRUHLJQ FXUUHQF¥ IRUHFDVWHG FDVK RZV DQG QHW LQYHVWPHQW LQ IRUHLJQ RSHUDWLRQV 7KH FRXQWHU SDUWLHV in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial. The following table presents the aggregate contracted principal amounts of the Company s derivative contracts outstanding: As at As at March 31, 2023 March 31, 2022 Notional Fair Value Notional Fair Value Designated derivative instruments Sell: Forward contracts USD b H (262) USD b H b € b H (497) € b H b Ł b H (728) Ł b H b AUD b H b AUD b H (217) b Range Forward Option contracts USD b H (19) USD b H b € b H (112) € b H b Ł b H (69) Ł b H b AUD b H b AUD b H (6) Interest rate swaps INR b H (113) INR bbb H bbb Non-designated derivative instruments Sell: Forward contracts USD b H b USD b H b € b H (176) € b H b Ł b H (100) Ł b H b AUD b H b AUD b H (122) SGD b H b SGD b H (1) 204 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) As at As at March 31, 2023 March 31, 2022 Notional Fair Value Notional Fair Value ZAR b H (7) ZAR b H ^ CAD b H (25) CAD b H (25) SAR b H (6) SAR b H (1) PLN bbb H bbb PLN b H (2) CHF b H b CHF b H (5) QAR b H (2) QAR b H (4) TRY b H (1) TRY b H b NOK b H b NOK b H (3) OMR b H ^ OMR b H ^ SEK b H ^ SEK b H (2) JPY b H b JPY b H b DKK b H (4) DKK b H ^ AED b H ^ AED bbb H bbb CNH b H ^ CNH bbb H bbb Buy: Forward contracts AED b H ^ AED b H ^ SEK bbb H bbb SEK b H b CHF bbb H bbb CHF b H (1) DKK bbb H bbb DKK b H (2) JPY bbb H bbb JPY b H (18) CNH bbb H bbb CNH b H ^ NOK b H ^ NOK b H (1) QAR b H b QAR bbb H -ZAR b H b ZAR bbb H -PLN b H b PLN bbb H Interest rate swaps INR bbb H bbb INR b H 3 Range Forward Options USD b H b USD bbb H H (1,292) H 2,368 ^ Value is less than 1 Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging LQVWUXPHQW LQFOXGLQJ ZKHWKHU WKH KHGJLQJ LQVWUXPHQW LV H[SHFWHG WR RIIVHW FKDQJHV LQ FDVK RZV RI KHGJHG LWHPV 7KH IROORZLQJ WDEOH VXPPDULVHV DFWLYLW¥ LQ WKH FDVK RZ KHGJLQJ UHVHUYH ZLWKLQ HTXLW¥ UHODWHG WR DOO GHULYDWLYH LQVWUXPHQWV FODVVLHG DV FDVK RZ KHGJHV As at As at March 31, 2023 March 31, 2022 Balance as at the beginning of the year bH b bH b Changes in fair value of effective portion of derivatives (4,839) b 1HW JDLQ ORVV UHFODVVLHG WR VWDWHPHQW RI SURW DQG ORVV RQ RFFXUUHQFH RI KHGJHG transactions(1) b (4,182) *DLQ ORVV RQ FDVK RZ KHGJLQJ GHULYDWLYHV QHW bH (3,705) bH (239) Balance as at the end of the year bH (1,762) bbH b Deferred tax thereon b (466) Balance as at the end of the year, net of deferred tax bH (1,403) bbH b (1) ,QFOXGHV QHW JDLQ ORVV UHFODVVLHG WR UHYHQXH RI H 2,471 and bH (4,979) for the years ended March 31, 2023 and 2022, respectively; and net JDLQ ORVV UHFODVVLHG WR H[SHQVH RI bH (1,337) and bH 797 for the years ended March 31, 2023 and 2022, respectively. Integrated Annual Report 2022-23 205

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 7KH UHODWHG KHGJH WUDQVDFWLRQV IRU EDODQFH LQ FDVK RZ KHGJLQJ UHVHUYHV DV DW 0DUFK DUH H[SHFWHG WR RFFXU DQG EH UHFODVVLHG WR WKH VWDWHPHQW RI SURW DQG ORVV RYHU D SHULRG RI WZR ¥HDUV $V DW 0DUFK DQG WKHUH ZHUH QR VLJQLFDQW JDLQV RU ORVVHV RQ GHULYDWLYH WUDQVDFWLRQV RU SRUWLRQV WKHUHRI that have become ineffective as hedges or associated with an underlying exposure that did not occur. 6DOH RI QDQFLDO DVVHWV From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, QHW LQYHVWPHQW LQ QDQFH OHDVH UHFHLYDEOHV QDQFLDO DVVHWV WR EDQNV 8QGHU WKH WHUPV RI WKH DUUDQJHPHQWV WKH &RPSDQ¥ HLWKHU VXEVWDQWLDOO¥ WUDQVIHUV LWV ULVNV DQG UHZDUGV RU VXUUHQGHUV FRQWURO RYHU WKH QDQFLDO DVVHWV DQG WUDQVIHU LV ZLWKRXW UHFRXUVH $FFRUGLQJO¥ RQ VXFK WUDQVIHUV WKH QDQFLDO DVVHWV DUH GHUHFRJQLVHG DQG FRQVLGHUHG DV VDOH RI QDQFLDO DVVHWV *DLQV DQG ORVVHV RQ VDOH RI QDQFLDO DVVHWV ZLWKRXW UHFRXUVH DUH UHFRUGHG DW WKH WLPH RI VDOH EDVHG RQ WKH FDUU¥LQJ YDOXH RI WKH QDQFLDO DVVHWV DQG IDLU YDOXH RI VHUYLFLQJ OLDELOLW¥ 7KH LQFUHPHQWDO LPSDFW RI VXFK WUDQVDFWLRQV RQ RXU FDVK RZ DQG OLTXLGLW¥ IRU WKH ¥HDUV HQGHG 0DUFK DQG 0DUFK LV QRW PDWHULDO Financial risk management Market Risk 0DUNHW ULVN LV WKH ULVN RI ORVV RI IXWXUH HDUQLQJV WR IDLU YDOXHV RU WR IXWXUH FDVK RZV WKDW PD¥ UHVXOW IURP D FKDQJH LQ WKH SULFH RI D QDQFLDO LQVWUXPHQW 7KH YDOXH RI D QDQFLDO LQVWUXPHQW PD¥ FKDQJH DV D UHVXOW RI FKDQJHV LQ WKH LQWHUHVW rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market ULVN LV DWWULEXWDEOH WR DOO PDUNHW ULVN VHQVLWLYH QDQFLDO LQVWUXPHQWV LQFOXGLQJ LQYHVWPHQWV IRUHLJQ FXUUHQF¥ UHFHLYDEOHV payables and loans and borrowings. The Company s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company s earnings and equity to losses. Risk Management Procedures The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies. Foreign currency risk The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash RZV SD¥DEOHV DQG IRUHLJQ FXUUHQF¥ ORDQV DQG ERUURZLQJV $ VLJQLFDQW SRUWLRQ RI WKH &RPSDQ¥V UHYHQXH LV LQ WKH 8 6 Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in ,QGLDQ UXSHHV 7KH H[FKDQJH UDWH EHWZHHQ WKH UXSHH DQG WKHVH FXUUHQFLHV KDV XFWXDWHG VLJQLFDQWO¥ LQ UHFHQW ¥HDUV DQG PD¥ FRQWLQXH WR XFWXDWH LQ WKH IXWXUH $SSUHFLDWLRQ RI WKH UXSHH DJDLQVW WKHVH FXUUHQFLHV FDQ DGYHUVHO¥ DIIHFW WKH Company s results of operations. The Company evaluates exchange rate exposure arising from these transactions and enters foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use RI GHULYDWLYHV OLNH IRUHLJQ H[FKDQJH IRUZDUG RSWLRQ FRQWUDFWV WR KHGJH IRUHFDVWHG FDVK RZV GHQRPLQDWHG LQ IRUHLJQ currency. 7KH &RPSDQ¥ KDV GHVLJQDWHG FHUWDLQ GHULYDWLYH LQVWUXPHQWV DV FDVK RZ KHGJHV WR PLWLJDWH WKH IRUHLJQ H[FKDQJH H[SRVXUH RI IRUHFDVWHG KLJKO¥ SUREDEOH FDVK RZV AsatMarch31,2023,abH1increaseinthespotexchangerateoftheIndianrupeewiththeUSdollarwouldresultinapproximately H VWDWHPHQW RI SURW DQG ORVV H 1,502 and other comprehensive income H 1,858) decrease in the fair value, and a H 1 decrease would result in approximately H b VWDWHPHQW RI SURW DQG ORVV H 1,503 and other comprehensive income 206 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) H 1,838) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts). 7KH EHORZ WDEOH SUHVHQWV IRUHLJQ FXUUHQF¥ ULVN IURP QRQ GHULYDWLYH QDQFLDO LQVWUXPHQWV DV RI 0DUFK DQG As at March 31, 2023 Particulars US $ Euro Pound Australian Canadian Other Total Sterling Dollar Dollar currencies(1) Trade receivables bH b bH b bH b bH b bH b bH b bH b Unbilled receivables b b b b b b b Contract assets b b b b b b b Cash and cash equivalents b b b b b b b 2WKHU QDQFLDO DVVHWV b b b b b b b Investment in redeemable preference shares of subsidiary bbb b bbb bbb bbb bbb b Loans to subsidiaries b bbb bbb bbb bbb bbb b Lease liabilities (3,545) (1,678) (457) (175) (118) (1,574) (7,547) 7UDGH SD¥DEOHV DQG RWKHU QDQFLDO OLDELOLWLHV (26,909) (10,363) (6,727) (1,252) (930) (3,795) (49,976) Net assets / (liabilities) bH b bH b H b bH b H b bH bbH 125,508b As at March 31, 2022 Particulars US $ Euro Pound Australian Canadian Other Total Sterling Dollar Dollar currencies(2) Trade receivables bH b bH b bH b bH b bH b bH b bH b Unbilled receivables b b b b b b b Contract assets b b b b b b b Cash and cash equivalents b b b b b b b 2WKHU QDQFLDO DVVHWV b b b b b b b Investment in redeemable preference shares of subsidiary bbb b bbb bbb bbb bbb b Loans to subsidiaries b bbb bbb bbb bbb bbb b Lease liabilities (2,776) (1,561) (958) (189) (83) (1,301) (6,868) 7UDGH SD¥DEOHV DQG RWKHU QDQFLDO OLDELOLWLHV (29,872) (5,449) (5,814) (1,749) (659) (5,140) (48,683) Net assets / (liabilities) bH b bH b bH b bH b bH b bH bbH 123,930b (1)b2WKHU FXUUHQFLHV UHHFW FXUUHQFLHV VXFK DV 6ZLVV )UDQF 8$( ‘LUKDPV 6DXGL 5L¥DOV HWF (2)b2WKHU FXUUHQFLHV UHHFW FXUUHQFLHV VXFK DV 6ZLVV )UDQF 8$( ‘LUKDPV 6LQJDSRUH ‘ROODU HWF As at March 31, 2023 and 2022, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately H 1,255 and H 1,239, respectively. Interest rate risk ,QWHUHVW UDWH ULVN SULPDULO¥ DULVHV IURP RDWLQJ UDWH LQYHVWPHQWV DQG ERUURZLQJV LQFOXGLQJ YDULRXV UHYROYLQJ DQG RWKHU lines of credit. 7KH &RPSDQ¥V LQYHVWPHQWV DUH SULPDULO¥ LQ VKRUW WHUP LQYHVWPHQWV ZKLFK GR QRW H[SRVH LW WR VLJQLFDQW LQWHUHVW UDWH ULVN 7KH &RPSDQ¥ KDV WDNHQ FHUWDLQ LQWHUHVW UDWH VZDSV DJDLQVW LWV LQYHVWPHQWV LQ RDWLQJ UDWH LQVWUXPHQWV DQG LI interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in (decrease)/increase in fair value of interest rate swaps by approximately H (67) and H 69 respectively, in other comprehensive income. If interest rates were to increase by 100 bps as on March 31, 2023 and 2022, additional net annual interest expense Integrated Annual Report 2022-23 207

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) RQ RDWLQJ UDWH ERUURZLQJ ZRXOG DPRXQW WR DSSUR[LPDWHO¥ H 518 and H 767, respectively. Certain borrowings are also WUDQVDFWHG DW [HG LQWHUHVW UDWHV Credit risk Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage WKLV WKH &RPSDQ¥ SHULRGLFDOO¥ DVVHVVHV WKH FUHGLW UDWLQJ DQG QDQFLDO UHOLDELOLW¥ RI FXVWRPHUV FRQVLGHULQJ WKH QDQFLDO condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2023 and 2022, and revenues for the years ended March 31, 2023 and 2022. 7KHUH LV QR VLJQLFDQW FRQFHQWUDWLRQ RI FUHGLW ULVN Counterparty risk Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimised by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering LQWR WUDQVDFWLRQV ZLWK FRXQWHUSDUWLHV WKDW DUH XVXDOO¥ EDQNV RU QDQFLDO LQVWLWXWLRQV ZLWK DFFHSWDEOH FUHGLW UDWLQJV Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on FUHGLW H[SRVXUH WR DQ¥ QDQFLDO LQVWLWXWLRQ 7KH OLPLWV DUH UHJXODUO¥ DVVHVVHG DQG GHWHUPLQHG EDVHG XSRQ FUHGLW DQDO¥VLV LQFOXGLQJ QDQFLDO VWDWHPHQWV DQG FDSLWDO DGHTXDF¥ UDWLR UHYLHZV Liquidity risk /LTXLGLW¥ ULVN LV GHQHG DV WKH ULVN WKDW WKH &RPSDQ¥ ZLOO QRW EH DEOH WR VHWWOH RU PHHW LWV REOLJDWLRQV RQ WLPH RU DW D reasonable price. The Company s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. 0DQDJHPHQW PRQLWRUV WKH &RPSDQ¥V QHW OLTXLGLW¥ SRVLWLRQ WKURXJK UROOLQJ IRUHFDVWV EDVHG RQ WKH H[SHFWHG FDVK RZV $V DW 0DUFK FDVK DQG FDVK HTXLYDOHQWV DUH KHOG ZLWK PDMRU EDQNV DQG QDQFLDO LQVWLWXWLRQV 7KH WDEOH EHORZ SURYLGHV GHWDLOV UHJDUGLQJ WKH UHPDLQLQJ FRQWUDFWXDO PDWXULWLHV RI VLJQLFDQW QDQFLDO OLDELOLWLHV DW WKH reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any. As at March 31, 2023 b,QWHUHVW &RQWUDFWXDO FDVK RZV Less than 1 Beyond Total cash included in Carrying 1-2 years 2-4 years year 4 years RZV total value FDVK RZV %RUURZLQJVb(1) bH b bH bbb bH bbb bH bbb bH b bH b bH b /HDVH OLDELOLWLHVb(1) b b b b b (1,354) b Trade payables b bbb bbb bbb b bbb b 2WKHU QDQFLDO OLDELOLWLHV b bbb bbb bbb b bbb b Derivative liabilities b b bbb bbb b bbb b As at March 31, 2022 b,QWHUHVW &RQWUDFWXDO FDVK RZV Less than 1 year 1-2 years 2-4 years Beyond Total included in Carrying 4 years FDVK RZV total value FDVK RZV %RUURZLQJVb(1) bH b bH b bH bbb bH bbb bH b bH b bH b /HDVH OLDELOLWLHVb(1) b b b b b (973) b Trade payables b bbb bbb bbb b bbb b 2WKHU QDQFLDO OLDELOLWLHV b b bbb bbb b bbb b Derivative liabilities b b b bbb b bbb b (1) ,QFOXGHV IXWXUH FDVK RXWRZ WRZDUGV HVWLPDWHG LQWHUHVW RQ ERUURZLQJV DQG OHDVH OLDELOLWLHV 208 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 7KH EDODQFHG YLHZ RI OLTXLGLW¥ DQG QDQFLDO LQGHEWHGQHVV LV VWDWHG LQ WKH WDEOH EHORZ 7KLV FDOFXODWLRQ RI WKH QHW FDVK position is used by the management for external communication with investors, analysts and rating agencies: As at As at March 31, 2023 March 31, 2022 Cash and cash equivalents bH b bH b Investments current b b Borrowings (51,807) (76,791) Loans to subsidiaries b b bH b bH b 21. INCOME TAX Income tax expense has been allocated as follows: Year ended Year ended March 31, 2023 March 31, 2022 ,QFRPH WD[ H[SHQVHb bH b bH b Current taxes b (652) Deferred taxes Income tax included in other comprehensive income towards: (275) (724) Gains/(losses) on investment securities (825) b *DLQV ORVVHV RQ FDVK RZ KHGJLQJ GHULYDWLYHV (19) (3) 5HPHDVXUHPHQWV RI WKH GHQHG EHQHW SODQV bH b bH b The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income WD[ UDWH WR SURW EHIRUH WD[HV LV DV IROORZV Year ended Year ended March 31, 2023 March 31, 2022 3URW EHIRUH WD[ bH b bH b Enacted income tax rate in India 34.94% 34.94% Computed expected tax expense b b Effect of: Income exempt from tax bH (17,888) bH (26,993) Basis differences that will reverse during a tax holiday period b b Income taxed at higher/ (lower) rates (330) (470) Taxes related to prior years b b Changes in unrecognised deferred tax assets b bbb Expenses disallowed for tax purpose b b Others, net b (15) Income tax expense H b bH b Effective income tax rate 25.20% 20.50% Integrated Annual Report 2022-23 209

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) The components of deferred tax assets and liabilities are as follows: As at As at March 31, 2023 March 31, 2022 Carry-forward losses H b bH b Trade payables, accrued expenses and other liabilities b b Allowances for lifetime expected credit loss b b &DVK RZ KHGJHV b bbb Others b b bH b bH b Property, plant and equipment bH (545) (602) Amortisable goodwill (187) (151) Interest income and fair value movement of investments (868) (921) Special Economic Zone re-investment reserve (7,238) (5,549) &DVK RZ KHGJHV bbb (466) bH (8,838) H (7,689) Net deferred tax assets / (liabilities) bH (1,863) bH b Amounts presented in the balance sheet Deferred tax assets bH b bH b Deferred tax liabilities bH b bH b Movement in deferred tax assets and liabilities Movement during the year ended March 31, 2023 Credit/(charge) Credit/(charge) As at in the statement in other As at Particulars April 1, 2022 RI SURW DQG comprehensive March 31, 2023 loss income Carry-forward losses bH b bH (158) bH b bH b Trade payables and other liabilities b (497) b b Allowances for lifetime expected credit loss b (940) bbb b &DVK RZ KHGJHV (466) bbb b b Property, plant and equipment (602) b bbb (545) Amortisable goodwill (151) (36) bbb (187) Interest income and fair value movement of investments (921) (222) b (868) Special Economic Zone re-investment reserve (5,549) (1,689) bbb (7,238) Others b (32) bbb b Total bH b bH (3,517) H b bH (1,864) 210 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Movement during the year ended March 31, 2022 Credit/ (charge) Credit/ (charge) in in other As at Particulars As at April 1, 2021 the statement of comprehensive March 31, 2022 SURW DQG ORVV income Carry-forward losses bH b bH b bH b bH b Trade payables and other liabilities b b b b Allowances for lifetime expected credit loss b (466) bbb b &DVK RZ KHGJHV (452) bbb (14) (466) Property, plant and equipment (25) (577) bbb (602) Amortisable goodwill (128) (23) bbb (151) Interest income and fair value movement of investments (1,608) (37) b (921) Special Economic Zone re-investment reserve (6,494) b bbb (5,549) Others b b bbb b Total bH (831) bH b bH b bH b ‘HIHUUHG WD[HV RQ XQUHDOLVHG IRUHLJQ H[FKDQJH JDLQ ORVV UHODWLQJ WR FDVK RZ KHGJHV IDLU YDOXH PRYHPHQWV LQ LQYHVWPHQWV DQG UHPHDVXUHPHQWV RI WKH GHQHG EHQHW SODQV DUH UHFRJQLVHG LQ RWKHU FRPSUHKHQVLYH LQFRPH DQG SUHVHQWHG ZLWKLQ HTXLW¥ 2WKHU WKDQ WKHVH WKH FKDQJH LQ GHIHUUHG WD[ DVVHWV DQG OLDELOLWLHV LV SULPDULO¥ UHFRUGHG LQ WKH VWDWHPHQW RI SURW and loss. In assessing the realisability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation RI IXWXUH WD[DEOH SURWV GXULQJ WKH SHULRGV LQ ZKLFK WKRVH WHPSRUDU¥ GLIIHUHQFHV DQG WD[ ORVV FDUU¥ IRUZDUGV EHFRPH deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that WKH &RPSDQ¥ ZLOO UHDOLVH WKH EHQHWV RI WKHVH GHGXFWLEOH GLIIHUHQFHV 7KH DPRXQW RI GHIHUUHG WD[ DVVHW FRQVLGHUHG realisable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. The Company has recognised deferred tax assets of H 1,011 and H 1,169 as at March 31, 2023 and 2022 primarily in respect of capital loss incurred on account of liquidation of an investment. Management s projections of future taxable capital JDLQ VXSSRUW WKH DVVXPSWLRQ WKDW LW LV SUREDEOH WKDW VXIFLHQW WD[DEOH LQFRPH ZLOO EH DYDLODEOH WR XWLOLVH WKLV GHIHUUHG WD[ asset. We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been UHFRJQLVHG WRZDUGV 0$7 LQ WKH EDODQFH VKHHW IRU WKH ¥HDUV HQGHG 0DUFKb DQG 7KH HIIHFWLYH 0$7 UDWH LV 17.47% . The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period RI IWHHQ ¥HDUV DQG VHW RII DJDLQVW IXWXUH WD[ OLDELOLWLHV FRPSXWHG XQGHU QRUPDO WD[ SURYLVLRQV $ VXEVWDQWLDO SRUWLRQ RI WKH SURWV RI WKH &RPSDQ¥V ,QGLD RSHUDWLRQV DUH H[HPSW IURP ,QGLDQ LQFRPH WD[HV EHLQJ SURWV DWWULEXWDEOH WR H[SRUW RSHUDWLRQV DQG SURWV IURP XQLWV HVWDEOLVKHG XQGHU WKH 6SHFLDO (FRQRPLF =RQH $FW VFKHPH 8QLWV LQ GHVLJQDWHG VSHFLDO HFRQRPLF ]RQHV SURYLGLQJ VHUYLFH RQ RU DIWHU $SULOb ZLOO EH HOLJLEOH IRU D GHGXFWLRQ RI SHUFHQW RI SURWV RU JDLQV GHULYHG IURP WKH H[SRUW RI VHUYLFHV IRU WKH UVW YH ¥HDUV IURP FRPPHQFHPHQW RI SURYLVLRQ RI VHUYLFHV DQG SHUFHQW RI VXFK SURWV DQG JDLQV IRU D IXUWKHU YH ¥HDUV WD[ GHGXFWLRQ LV DYDLODEOH IRU D IXUWKHU YH ¥HDUV VXEMHFW WR WKH XQLW PHHWLQJ FHUWDLQ GHQHG FRQGLWLRQV 3URWV IURP FHUWDLQ RWKHU XQGHUWDNLQJV DUH DOVR HOLJLEOH for preferential tax treatment. New Special Economic Zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through VFDO 7KH LPSDFW RI WD[ KROLGD¥V KDV UHVXOWHG LQ D GHFUHDVH RI FXUUHQW WD[ H[SHQVH RI H 16,718 and H 16,483 for the years ended March 31, 2023 and 2022, respectively, compared to the effective tax amounts that we estimate the Company we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2023 and 2022 was H 3.05 and H 2.95, respectively. Integrated Annual Report 2022-23 211

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable WHPSRUDU¥ GLIIHUHQFHV DVVRFLDWHG ZLWK 86 EUDQFK SURW WD[ ZKHUH WKH WLPLQJ RI WKH UHYHUVDO RI WKH WHPSRUDU¥ GLIIHUHQFH can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, GHIHUUHG LQFRPH WD[ OLDELOLWLHV RQ EUDQFK SURW WD[ # RI WKH 86 EUDQFK SURWV KDYH QRW EHHQ UHFRJQLVHG )XUWKHU LW is not practicable to estimate the amount of the unrecognised deferred tax liabilities for these undistributed earnings. 22. REVENUE FROM OPERATIONS A. Contract Assets and Liabilities Contract assets: During the years ended March 31, 2023 and 2022, H 10,306 and H 9,978 of contract assets pertaining WR [HG SULFH GHYHORSPHQW FRQWUDFWV KDYH EHHQ UHFODVVLHG WR UHFHLYDEOHV RQ FRPSOHWLRQ RI PLOHVWRQHV Contract liabilities: During the years ended March 31, 2023 and 2022, the Company recognised revenue of H 16,470 and H 15,150 arising from contract liabilities as at March 31, 2022 and 2021, respectively. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. B. Remaining Performance Obligations Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised, which includes contract liabilities and amounts that will be invoiced and recognised as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company s performance completed to date, which are contracts invoiced on time and material basis and volume based. As at March 31, 2023 and 2022, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were H 177,270 and H 171,136, respectively of which approximately 77% and 70%, respectively is expected to be recognised as revenues within two years, and the remainder thereafter. This includes contracts, with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause. C. Disaggregation of Revenue The tables below present disaggregated revenue from contracts with customers by business segment and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and XQFHUWDLQW¥ RI UHYHQXH DQG FDVK RZV IURP HFRQRPLF IDFWRUV Revenue by business segment Year ended Year ended March 31, 2023 March 31, 2022 Rendering of services bH b bH b Sale of products b b bH b bH b Revenue by nature of contract Year ended Year ended March 31, 2023 March 31, 2022 Fixed-price and volume based bH b bH b Time and Materials b b Products b b bH b bH 595,744b 212 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 23. OTHER INCOME Year ended Year ended March 31, 2023 March 31, 2022 Interest income bH b bH b Dividend income b b 1HW JDLQ IURP LQYHVWPHQWV FODVVLHG DV )973/ b b 1HW JDLQ ORVV IURP LQYHVWPHQWV FODVVLHG DV )972&, (51) b Finance and other income b b )RUHLJQ H[FKDQJH JDLQ ORVV QHW RQ QDQFLDO LQVWUXPHQWV PHDVXUHG DW )973/ (4,141) b Other foreign exchange differences, net b b Foreign exchange gain/(loss), net b 3,997b bH b bH b &+$1*(6 ,1 ,19(1725,(6 2) ),1,6+(‘ *22’6 $1’ 672&.Š,1Š75$’( Year ended Year ended March 31, 2023 March 31, 2022 Opening stock Finished goods bH b bH b Stock-in-trade b b bH b bH 783b Less: Closing Stock Finished goods H b bH b Stock-in-trade b b bH b bH 847b Decrease / (Increase) H (35) bH (64) 25. EMPLOYEE BENEFITS a) Employee costs includes Year ended Year ended March 31, 2023 March 31, 2022 Salaries and bonus bH b bH b (PSOR¥HH EHQHWV SODQV b b Share-based compensation(1) b b bH b bH 315,424b (1)b,QFOXGHV H (11) and H 54 for the year ended March 31, 2023 and 2022 towards cash settled ADS RSUs. Integrated Annual Report 2022-23 213

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 5HPHDVXUHPHQWV RI WKH GHQHG EHQHW SODQV QHW UHFRJQLVHG LQ RWKHU FRPSUHKHQVLYH LQFRPH LQFOXGH Year ended Year ended March 31, 2023 March 31, 2022 5HPHDVXUHPHQWV RI WKH GHQHG EHQHW SODQV QHW Return on plan assets excluding interest income (gain)/loss bH b bH (263) $FWXDULDO JDLQ ORVV DULVLQJ IURP QDQFLDO DVVXPSWLRQV (998) (120) Actuarial (gain)/loss arising from demographic assumptions b (576) Actuarial (gain)/loss arising from experience adjustments b b Changes in asset ceiling b bbb bH b bH b b) Gratuity and foreign pension: ‘HQHG EHQHW SODQV LQFOXGH JUDWXLW¥ IRU HPSOR¥HHV GUDZLQJ VDODU¥ LQ ,QGLDQ UXSHHV SHQVLRQ DQG FHUWDLQ EHQHWV plans in foreign jurisdictions. $PRXQW UHFRJQLVHG LQ WKH VWDWHPHQW RI SURW DQG ORVV LQ UHVSHFW RI GHQHG EHQHW SODQV LV DV IROORZV Year ended Year ended March 31, 2023 March 31, 2022 Current service cost bH b bH b 1HW LQWHUHVW RQ QHW GHQHG EHQHW OLDELOLW¥ DVVHW (63) (31) 1HW JUDWXLW¥ FRVW EHQHW bH b bH 1,997b Actual return on plan assets H b bH 920b &KDQJH LQ SUHVHQW YDOXH RI GHQHG EHQHW REOLJDWLRQ LV VXPPDULVHG EHORZ As at As at March 31, 2023 March 31, 2022 ‘HQHG EHQHW REOLJDWLRQ DW WKH EHJLQQLQJ RI WKH ¥HDU bH b H b Transfer out (86) -bbb Current service cost b b Interest on obligation b b %HQHWV SDLG (2,452) (2,108) Remeasurement (gain)/loss $FWXDULDO JDLQ ORVV DULVLQJ IURP QDQFLDO DVVXPSWLRQV (998) (120) Actuarial (gain)/loss arising from demographic assumptions b (576) Actuarial (gain)/loss arising from experience adjustments b b Translation adjustment b b ‘HQHG EHQHW REOLJDWLRQ DW WKH HQG RI WKH ¥HDU H b H b 214 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Change in plan assets is summarised below: As at As at March 31, 2023 March 31, 2022 Fair value of plan assets at the beginning of the year bH b H b Expected return on plan assets b b Employer contributions b b %HQHWV SDLG (56) (7) Remeasurement gain/(loss) Return on plan assets excluding interest income gain/(loss) (129) b Translation adjustment b b Fair value of plan assets at the end of the year bbH b bH b Present value of unfunded obligation bbH b bH b Effect of asset ceiling (80) -bbb Recognised asset bbH b bH 926b Change in effect of asset ceiling is summarised below: As at As at March 31, 2023 March 31, 2022 Effect of asset ceiling at the beginning of the year bH b bbH b Changes in the effect of limiting the surplus to the asset ceiling b b Effect of asset ceiling at the end of the year bH b bbH b As at March 31, 2023 and 2022, plan assets were primarily invested in insurer managed funds. The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to QDQFH WKH OLDELOLWLHV RI WKH JUDWXLW¥ SODQ 7KH IXQGV LQYHVWPHQWV DUH PDQDJHG E¥ FHUWDLQ LQVXUDQFH FRPSDQLHV DV per the selection made by the trustees among the fund plan available. 7KH SULQFLSDO DVVXPSWLRQV XVHG IRU WKH SXUSRVH RI DFWXDULDO YDOXDWLRQ RI WKHVH GHQHG EHQHW SODQV DUH DV IROORZV As at As at March 31, 2023 March 31, 2022 Discount rate 7.10% 5.54% Expected return on plan assets 7.10% 5.54% Expected rate of salary increase 7.58% 7.52% ‘XUDWLRQ RI GHQHG EHQHW REOLJDWLRQV 6 years 5 years The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations. The discount rate is primarily based on the prevailing market yields of government securities for the estimated term RI WKH REOLJDWLRQV 7KH HVWLPDWHV RI IXWXUH VDODU¥ LQFUHDVH FRQVLGHUHG WDNHV LQWR DFFRXQW WKH LQDWLRQ VHQLRULW¥ promotion and other relevant factors. Attrition rate considered is the management s estimate, based on previous years employee turnover of the Company. Integrated Annual Report 2022-23 215

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 7KH H[SHFWHG IXWXUH FRQWULEXWLRQ DQG HVWLPDWHG IXWXUH EHQHW SD¥PHQWV IURP WKH IXQG DUH DV IROORZV Expected contribution to the fund during the year ending March 31, 2024 bH b (VWLPDWHG EHQHW SD¥PHQWV IURP WKH IXQG IRU WKH ¥HDU HQGLQJ 0DUFK 2024 bH b 2025 b 2026 b 2027 b 2028 b Thereafter b Total H b 7KH H[SHFWHG EHQHWV DUH EDVHG RQ WKH VDPH DVVXPSWLRQV XVHG WR PHDVXUH WKH &RPSDQ¥V EHQHW REOLJDWLRQV DV at March 31, 2023. 6HQVLWLYLW¥ IRU VLJQLFDQW DFWXDULDO DVVXPSWLRQV LV FRPSXWHG WR VKRZ WKH PRYHPHQW LQ GHQHG EHQHW REOLJDWLRQ by 1 percentage. As at March 31, 2023, every 1 percentage point increase / (decrease) in discount rate will result in (decrease) / LQFUHDVH RI GHQHG EHQHW REOLJDWLRQ E¥ DSSUR[LPDWHO¥ H (767) and H 852, respectively (March 31, 2022: H (730) and H 634, respectively). As at March 31, 2023 every 1 percentage point increase / (decrease) in expected rate of salary will result in increase GHFUHDVH RI GHQHG EHQHW REOLJDWLRQ E¥ DSSUR[LPDWHO¥ H 807 and H (760), respectively (March 31, 2022: H 558 and H (536), respectively). 7KH VHQVLWLYLW¥ DQDO¥VLV WR VLJQLFDQW DFWXDULDO DVVXPSWLRQV PD¥ QRW EH UHSUHVHQWDWLYH RI WKH DFWXDO FKDQJH LQ WKH GHQHG EHQHW REOLJDWLRQV DV WKH FKDQJH LQ DVVXPSWLRQV PD¥ QRW RFFXU LQ LVRODWLRQ VLQFH VRPH RI WKH DVVXPSWLRQV PD¥ EH FRUUHODWHG )XUWKHUPRUH LQ SUHVHQWLQJ WKH VHQVLWLYLW¥ DQDO¥VLV WKH SUHVHQW YDOXH RI WKH GHQHG EHQHW obligations has been calculated using the projected unit credit method at the end of the reporting period, which LV WKH VDPH DV WKDW DSSOLHG LQ FDOFXODWLQJ WKH GHQHG EHQHW REOLJDWLRQ OLDELOLW¥ UHFRJQLVHG LQ WKH VWDWHPHQW RI QDQFLDO SRVLWLRQ c) Provident fund: The details of fund and plan assets are given below: As at As at March 31, 2023 March 31, 2022 Fair value of plan assets bH b bH b 3UHVHQW YDOXH RI GHQHG EHQHW REOLJDWLRQ b b Net shortfall bH b bH b The total expense for the year ended March 31, 2023 and 2022 is H 5,941 and H 3,578 respectively. The plan assets have been invested as per the regulations of Employees Provident Fund Organisation (EPFO). 216 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows: As at As at March 31, 2023 March 31, 2022 Discount rate for the term of the obligation 7.35% 5.85% Average remaining tenure of investment portfolio 6 years 6 years Guaranteed rate of return 8.15% 8.10% G ‘HQHG FRQWULEXWLRQ SODQV The total expense for the year ended March 31, 2023 and 2022 is H 3,738 and H 5,080 respectively. 26. FINANCE COSTS Year ended Year ended March 31, 2023 March 31, 2022 Interest expense bH 6,289b bH b bH b bH b 27. OTHER EXPENSES Year ended Year ended March 31, 2023 March 31, 2022 Rates, taxes and insurance bH b bH b Lifetime expected credit loss / (write-back) (509) (1,036) Provision for diminution in value of investments in subsidiaries b bbb Auditors remuneration Audit fees b b Other services b b Out of pocket expenses b b Miscellaneous expenses (Refer to Note 38) b b H b bH b 28. EARNINGS PER EQUITY SHARE $ UHFRQFLOLDWLRQ RI SURW IRU WKH ¥HDU DQG HTXLW¥ VKDUHV XVHG LQ WKH FRPSXWDWLRQ RI EDVLF DQG GLOXWHG HDUQLQJV SHU HTXLW¥ share is set out below: Basic: %DVLF HDUQLQJV SHU VKDUH LV FDOFXODWHG E¥ GLYLGLQJ WKH SURW DWWULEXWDEOH WR HTXLW¥ VKDUHKROGHUV RI WKH &RPSDQ¥ by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares. Year ended Year ended March 31, 2023 March 31, 2022 3URW DWWULEXWDEOH WR HTXLW¥ KROGHUV RI WKH &RPSDQ¥ bH b bH b Weighted average number of equity shares outstanding b b Basic earnings per share H b bH b Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company s shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. Integrated Annual Report 2022-23 217

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Year ended Year ended March 31, 2023 March 31, 2022 3URW DWWULEXWDEOH WR HTXLW¥ KROGHUV RI WKH &RPSDQ¥ bH b bH b Weighted average number of equity shares outstanding b b Effect of dilutive equivalent share options b b Weighted average number of equity shares for diluted earnings per share b b Diluted earnings per share bH b bH b 29. DIVIDENDS AND BUYBACK OF EQUITY SHARES The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should EH GHFODUHG RXW RI DFFXPXODWHG GLVWULEXWDEOH SURWV $ &RPSDQ¥ PD¥ EHIRUH WKH GHFODUDWLRQ RI DQ¥ GLYLGHQG WUDQVIHU D SHUFHQWDJH RI LWV SURWV IRU WKDW QDQFLDO ¥HDU DV LW PD¥ FRQVLGHU DSSURSULDWH WR WKH UHVHUYHV The cash dividends paid per equity share were H 6 (including H 5 declared on March 25, 2022) and H 1, during the year ended March 31, 2023 and 2022, respectively. 30. ADDITIONAL CAPITAL DISCLOSURES The key objective of the Company s capital management is to ensure that it maintains a stable capital structure with WKH IRFXV RQ WRWDO HTXLW¥ WR XSKROG LQYHVWRU FUHGLWRU DQG FXVWRPHU FRQGHQFH DQG WR HQVXUH IXWXUH GHYHORSPHQW RI LWV business. The Company s focus is on keeping a strong total equity base to ensure independence, security, as well as a KLJK QDQFLDO H[LELOLW¥ IRU SRWHQWLDO IXWXUH ERUURZLQJV LI UHTXLUHG ZLWKRXW LPSDFWLQJ WKH ULVN SUROH RI WKH &RPSDQ¥ The Company s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. The capital structure as of March 31, 2023 and 2022 was as follows: As at As at % Change March 31, 2023 March 31, 2022 Total equity (A) bH b bH b b As percentage of total capital 90.80% 86.06% Current borrowings bH b bH b 1RQ FXUUHQW ERUURZLQJVb bbb b Lease Liabilities b b Total borrowings and lease liabilities (B) bH b bH b (27.8%) As percentage of total capital 9.20% 13.94% Total capital (A) + (B) H b bH b b 31. EMPLOYEE STOCK OPTION The stock compensation expense recognised for employee services received during the year ended year ended March 31, 2023 and March 31, 2022 were H 3,188 and H 3,706, respectively. Wipro Equity Reward Trust ( WERT ) In 1984, the Company established a controlled trust called WERT. In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company s Board Governance, Nomination and Compensation &RPPLWWHH UHFRPPHQGV WR :(57 FHUWDLQ RIFHUV DQG NH¥ HPSOR¥HHV WR ZKRP :(57 LVVXHV VKDUHV IURP LWV KROGLQJV DW nominal price subject to vesting conditions. 218 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows: Number of options Range of Name of Plan reserved under exercise price the plan :LSUR $‘6 5HVWULFWHG 6WRFN 8QLW 3ODQ :$5683 SODQ b(1) b 86 :LSUR (PSOR¥HH 5HVWULFWHG 6WRFN 8QLW 3ODQ :6583 SODQ b(1) b H 2 :LSUR (PSOR¥HH 5HVWULFWHG 6WRFN 8QLW 3ODQ :6583 SODQ b(1) b H 2 :LSUR (TXLW¥ 5HZDUG 7UXVW (PSOR¥HH 6WRFN 3XUFKDVH 3ODQ b(2) b H 2 Employees covered under stock option plans and restricted stock unit (the RSUs ) option plans (collectively, the Stock Option Plans ) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. bThe maximum contractual term of these RSUs option plans is perpetual until the options are available for grant under the plan. bThe maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan. The activity in equity-settled stock option plans and restricted stock unit option plan is summarised below: Range of exercise Number of options price and Weighted Year ended Year ended average exercise price March 31, 2023 March 31, 2022 2XWVWDQGLQJ DW WKH EHJLQQLQJ RI WKH ¥HDUbb H 2 12,242,672 15,831,948 86 17,511,902 10,822,476 H 2 2,756,820 2,500,481 *UDQWHGb(1) 86 8,440,980 10,470,026 Adjustment of Performance based stock options on completion of H 2 (343,451) 608,435 performance measurement period 86 (943,333) 570,076 H 2 (4,910,689) (4,712,311) Exercised 86 (5,730,830) (2,930,735) H 2 (1,292,861) (1,985,881) Forfeited and expired 86 (2,821,161) (1,419,941) H 2 b b Outstanding at the end of the year 86 16,457,558 17,511,902 ([HUFLVDEOH DW WKH HQG RI WKH ¥HDUb H 2 b b 86 1,329,682 1,072,118 (1)b,QFOXGHV 1LO DQG 3HUIRUPDQFH EDVHG VWRFN RSWLRQV 568V GXULQJ WKH ¥HDU HQGHG 0DUFK DQG UHVSHFWLYHO¥ 1LO DQG 2,941,546 Performance based stock options (ADS) during the year ended March 31, 2023 and 2022, respectively. Performance based stock options (RSUs) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company. The activity in cash-settled stock option plans and restricted stock unit option plans is summarised below: Number of options Year ended Year ended March 31, 2023 March 31, 2022 Outstanding at the beginning of the year b b Exercised (12,800) (46,133) Forfeited and expired bbb (7,466) Outstanding at the end of the year b b Exercisable at the end of the year b b Integrated Annual Report 2022-23 219

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) The following table summarises information about outstanding stock options and restricted stock unit option plan: 2023 2022 Range of exercise price and Weighted average exercise price Number of Weighted average Number of Weighted average options remaining life options remaining life (months) (months) H 2 b b b b 86 b b b b The weighted-average grant-date fair value of options granted during the year ended March 31, 2023, and 2022 was H 422.37 and H 603.47 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2023 and 2022 was H 421.06 and H 604.47 for each option, respectively. 32. RELATED PARTY RELATIONSHIP AND TRANSACTIONS List of subsidiaries and associates as of March 31, 2023 are provided in the table below: Country of Subsidiaries Subsidiaries Subsidiaries Incorporation Attune Consulting India Private India Limited Capco Technologies Private Limited India Encore Theme Technologies Private India Limited Wipro Chengdu Limited b b China Wipro Holdings (UK) Limited b U.K. b Designit A/S Denmark Designit Denmark A/S Denmark Designit Germany GmbH Germany Designit Oslo A/S Norway Designit Spain Digital, S.L.U Spain Designit Sweden AB Sweden Designit T.L.V Ltd. Israel Wipro 4C NV Belgium Wipro 4C Consulting France SAS France Wipro 4C Danmark ApS Denmark Wipro 4C Nederland B.V Netherlands :LSUR :HDUH & 8. /LPLWHGb(1) U.K. Wipro Bahrain Limited Co. W.L.L b Bahrain b Wipro Financial Outsourcing U.K. Services Limited (formerly known as Wipro Europe Limited) Wipro UK Limited U.K. Wipro Financial Services UK Limited U.K. b Wipro Gulf LLC b Sultanate of Oman Wipro IT Services S.R.L. Romania Wipro HR Services India Private India Limited 220 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Country of Subsidiaries Subsidiaries Subsidiaries Incorporation Wipro IT Services Bangladesh Bangladesh Limited Wipro IT Services UK Societas U.K. Grove Holdings 2 S.á.r.l Luxembourg Capco Solution Services Gmbh Germany The Capital Markets Company Italy Italy Srl Capco Brasil Serviços E Consultoria Brazil Em Informática Ltda b 7KH &DSLWDO 0DUNHWV &RPSDQ¥ %9b(1) Belgium b PT. WT Indonesia b Indonesia Rainbow Software LLC Iraq :LSUR $UDELD /LPLWHGb(2) b Saudi Arabia Women s Business Park Saudi Arabia 7HFKQRORJLHV /LPLWHGb(2) Wipro Doha LLC Qatar Wipro Holdings Hungary Korlátolt Hungary )HOHO VV«J 7ŁUVDVŁJ Wipro Holdings Investment Korlátolt Hungary )HOHO VV«J 7ŁUVDVŁJ Wipro Information Technology Egypt Egypt SAE Wipro Information Technology Netherlands Netherlands BV. b :LSUR GR %UDVLO 7HFKQRORJLD /WGDb(1) Brazil b Wipro Information Technology Kazakhstan Kazakhstan LLP b Wipro Outsourcing Services Ireland (Ireland) Limited b :LSUR 3RUWXJDO 6 $ b(1) Portugal b Wipro Solutions Canada Limited Canada b Wipro Technologies Limited Russia b b Wipro Technologies Peru SAC Peru b b Wipro Technologies W.T. Sociedad Costa Rica Anonima Wipro Technology Chile SPA Chile Wipro IT Service Ukraine, LLC Ukraine Wipro IT Services Poland SP Z.O.O Poland Wipro Technologies Australia Pty b Australia Ltd Wipro Ampion Holdings Pty Australia /WGb(1)b IRUPHUO¥ NQRZQ DV $PSLRQ Holdings Pty Ltd) Wipro Technologies SA Argentina Wipro Technologies SA DE CV Mexico Wipro Technologies South Africa South Africa (Proprietary) Limited Wipro Technologies Nigeria Limited Nigeria Integrated Annual Report 2022-23 221

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Country of Subsidiaries Subsidiaries Subsidiaries Incorporation b Wipro Technologies SRL b Romania b Wipro (Thailand) Co. Limited b Thailand Wipro Japan KK b Japan b Designit Tokyo Co., Ltd. Japan Wipro Networks Pte Limited b b Singapore b Wipro (Dalian) Limited b China b Wipro Technologies SDN BHD Malaysia Wipro Overseas IT Services Private b b India Limited :LSUR 3KLOLSSLQHV ,QF b Philippines Wipro Shanghai Limited b b China Wipro Trademarks Holding Limited b b India Wipro Travel Services Limited b b India Wipro VLSI Design Services India India Private Limited Wipro, LLC USA Wipro Gallagher Solutions, LLC USA Wipro Insurance Solutions, LLC USA Wipro IT Services, LLC USA Cardinal US Holdings, Inc.(1) USA Convergence Acceleration USA Solutions, LLC Designit North America, Inc. USA Edgile, LLC USA HealthPlan Services, Inc.b USA Infocrossing, LLC USA International TechneGroup USA ,QFRUSRUDWHGb(1) LeanSwift Solutions, Inc.(1) USA 5L]LQJ ,QWHUPHGLDWH +ROGLQJV ,QF b(1) USA :LSUR $SSLULR ,QF b(1) USA :LSUR ‘HVLJQLW 6HUYLFHV ,QF b(1) USA Wipro VLSI Design Services, LLC USA The Company controls The Wipro SA Broad Based Ownership Scheme Trust , Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India. (2)b$OO WKH DERYH GLUHFW VXEVLGLDULHV DUH KHOG E¥ WKH &RPSDQ¥ H[FHSW WKDW WKH &RPSDQ¥ KROGV RI WKH HTXLW¥ VHFXULWLHV RI :LSUR $UDELD /LPLWHG DQG RI WKH HTXLW¥ VHFXULWLHV RI :RPHQV %XVLQHVV 3DUN 7HFKQRORJLHV /LPLWHG DUH KHOG E¥ :LSUR $UDELD /LPLWHG b (1)b6WHS 6XEVLGLDU¥ GHWDLOV RI &DUGLQDO 86 +ROGLQJV ,QF +HDOWK3ODQ 6HUYLFHV ,QF ,QWHUQDWLRQDO 7HFKQH*URXS ,QFRUSRUDWHG /HDQ6ZLIW 6ROXWLRQV Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows: Country of Subsidiaries Subsidiaries Subsidiaries Incorporation Cardinal US Holdings, Inc. USA ATOM Solutions LLC USA Capco Consulting Services LLC USA Capco RISC Consulting LLC USA The Capital Markets Company LLC USA 222 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Country of Subsidiaries Subsidiaries Subsidiaries Incorporation HealthPlan Services, Inc. USA HealthPlan Services Insurance USA Agency, LLC International TechneGroup USA Incorporated International TechneGroup Ltd. U.K. ,7, 3URFLHQF¥ /WG Israel MechWorks S.R.L. Italy LeanSwift Solutions, Inc. USA LeanSwift AB Sweden LeanSwift Solutions, LLC USA Rizing Intermediate Holdings, Inc. USA Rizing Lanka (Pvt) Ltd (formerly Sri Lanka known as Attune Lanka (Pvt) Ltd) $WWXQH 1HWKHUODQGV % 9 b(3) Netherlands Rizing Solutions Canada Inc. Canada Rizing LLC USA Aasonn Philippines Inc. Philippines 5L]LQJ % 9 b Netherlands Rizing Consulting Ireland Limited Ireland Rizing Consulting Pty Ltd. Australia Rizing Geospatial LLC USA Rizing GmbH Germany Rizing Limited U.K. Rizing Middle East DMCC United Arab Emirates Rizing Pte Ltd.b Singapore 9HVWD 0LGGOH (DVW )=(b United Arab Emirates The Capital Markets Company BV b b Belgium CapAfric Consulting (Pty) Ltd South Africa b Capco Belgium BV b Belgium Capco Consultancy (Malaysia) Sdn. Malaysia Bhd Capco Consultancy (Thailand) Ltd Thailand Capco Consulting Singapore Pte. Singapore Ltd Capco Greece Single Member P.C Greece Capco Poland sp. z.o.o Poland The Capital Markets Company (UK) U.K. Ltd Capco (UK) 1, Limited U.K. The Capital Markets Company BV Netherlands Integrated Annual Report 2022-23 223

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Country of Subsidiaries Subsidiaries Subsidiaries Incorporation The Capital Markets Company Germany GmbH Capco Austria GmbH Austria The Capital Markets Company Hong Kong Limited Capco Consulting Services China (Guangzhou) Company Limited The Capital Markets Company Canada Limited The Capital Markets Company S.á.r.l Switzerland Andrion AG Switzerland The Capital Markets Company S.A.S France The Capital Markets Company s.r.o Slovakia Wipro Ampion Holdings Pty Ltd Australia (formerly known as Ampion Holdings Pty Ltd) Wipro Ampion Pty Ltd (formerly Australia known as Ampion Pty Ltd) :LSUR ,ULV +ROGFR 3W¥ /WGb(3)b Australia (formerly known as Iris Holdco Pty Ltd) Wipro Revolution IT Pty Ltd Australia (formerly known as Revolution IT Pty Ltd) Crowdsprint Pty Ltd Australia Wipro Shelde Australia Pty Ltd Australia (formerly known as Shelde Pty Ltd) Wipro Appirio, Inc. USA Wipro Appirio (Ireland) Limited Ireland Wipro Appirio UK Limited U.K. Wipro Appirio, K.K. Japan Topcoder, LLC. USA Wipro Designit Services, Inc. USA Wipro Designit Services Limited Ireland Wipro do Brasil Technologia Ltda Brazil Wipro do Brasil Servicos Ltda Brazil Wipro Do Brasil Sistemetas De Brazil Informatica Ltd Wipro Portugal S.A. b b Portugal b Wipro Technologies GmbH b Germany Wipro Business Solutions GmbHb Germany Wipro IT Services Austria GmbH Austria Wipro Weare4C UK Limited U.K. CloudSocius DMCC United Arab Emirates 224 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) (3)b6WHS 6XEVLGLDU¥ GHWDLOV RI $WWXQH 1HWKHUODQGV % 9 5L]LQJ 3WH /WG :LSUR %XVLQHVV 6ROXWLRQV *PE+ DQG :LSUR ,ULV +ROGFR 3W¥ /WG DUH DV follows: Country of Subsidiaries Subsidiaries Subsidiaries Incorporation Attune Netherlands B.V. Netherlands $WWXQH $XVWUDOLD 3W¥ /WGb Australia Rizing Consulting USA, Inc. (formerly USA known as Attune Consulting USA, Inc.) Rizing Germany GmbH (formerly Germany known as Attune Germany GmbH) Attune Italia S.R.L Italy Rizing Management LLC (formerly USA known as Attune Management LLC) $WWXQH 8. /WG b U.K. Rizing Pte Ltd. Singapore Rizing New Zealand Ltd. New Zealand Rizing Philippines Inc. Philippines Rizing SDN BHD Malaysia Rizing Solutions Pty Ltd Australia Synchrony Global SDN BHD Malaysia Wipro Business Solutions GmbH Germany :LSUR 7HFKQRORJ¥ 6ROXWLRQV 6 5 /b Romania Wipro Iris Holdco Pty Ltd (formerly Australia known as Iris Holdco Pty Ltd) Wipro Iris Bidco Pty Ltd (formerly Australia known as Iris Bidco Pty Ltd) As at March 31, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method. 7KH OLVW RI FRQWUROOHG WUXVWV DQG UPV DUH Name of the entity Country of incorporation Wipro Equity Reward Trust India Wipro Foundation India The other related parties are: Name of the related parties: Nature Azim Premji Foundation Entity controlled by Promoters Azim Premji Foundation for Development Entity controlled by Promoters Hasham Traders Entity controlled by Promoters Prazim Traders Entity controlled by Promoters Zash Traders Entity controlled by Promoters Hasham Investment and Trading Co. Pvt. Ltd Entity controlled by Promoters Azim Premji Philanthropic Initiatives Pvt. Ltd Entity controlled by Promoters Azim Premji Trust Entity controlled by Promoters Azim Premji Trustee Company Pvt Ltd Entity controlled by Promoters Azim Premji Safe Deposit Pvt Ltd Entity controlled by Promoters Hasham Premji Pvt Ltd Entity controlled by Promoters Integrated Annual Report 2022-23 225

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Name of the related parties: PI Opportunites Fund I PI Opportunities Fund II Apex Trust Napean Trading and Investment Company (Singapore) Pte Ltd Pioneer Private Trust Pioneer Investment Fund Azim Premji Trust Services Pvt Ltd Pl International Holdings LLC Tarish Investment & Trading Co. Pvt Ltd Azim Premji Custodial & Management Service Private Limited Azim Premji Education Trust Prazim Trading & Investment Company Private Limited Nina Investment & Estates Pvt. Ltd. Varsha Investment & Estates Pvt. Ltd. Bharti Investment & Estates Pvt. Ltd. Napean Opportunities LLP Best Value Chem Private Limited PI Investment Advisory LLP WEPL Family Trust +¥JLHQLF 5HVHDUFK ,QVWLWXWH 3ULYDWH /LPLWHGb 6% 3DFNDJLQJV 3ULYDWH /LPLWHGb Wipro Enterprises (P) Limited Financial Software and Systems Private Limited Wipro GE Healthcare Private Limited Nature Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters Entity controlled by Promoters (QWLW¥ ZLWK VLJQLFDQW LQXHQFH RI Promoters Joint Venture between Wipro Enterprises (P) Limited and General Electric Key management personnel 5LVKDG $ 3UHPMLbbbbbbbbb Chairman of the Board (designated as Executive Chairman ) Thierry Delaporte &KLHI ([HFXWLYH 2IFHU DQG 0DQDJLQJ ‘LUHFWRU $]LP + 3UHPMLbb Non-Executive, Non-Independent Director (designated as F)RXQGHU &KDLUPDQ b(1) :LOOLDP $UWKXU 2ZHQVbbb ,QGHSHQGHQW ‘LUHFWRUb(2) Päivi Rekonen ,QGHSHQGHQW ‘LUHFWRUb(3) ,UHHQD 9LWWDObbbbbbb ,QGHSHQGHQW ‘LUHFWRUb ‘U 3DWULFN (QQLVbbbbbbbbbbbb ,QGHSHQGHQW ‘LUHFWRUb 3DWULFN ‘XSXLVbbb ,QGHSHQGHQW ‘LUHFWRUb Deepak M. Satwalekar ,QGHSHQGHQW ‘LUHFWRUb Tulsi Naidu ,QGHSHQGHQW ‘LUHFWRUb -DWLQ 3UDYLQFKDQGUD ‘DODObbbbbbbbbbbbbb &KLHI )LQDQFLDO 2IFHU M. Sanaulla Khan Company Secretary bMr. Azim H. Premji is the ultimate controlling party. bMr. William Arthur Owens retired as Independent Director with effect from July 31, 2022. b0V 3¦LYL 5HNRQHQ ZDV DSSRLQWHG DV ,QGHSHQGHQW ‘LUHFWRU ZLWK HIIHFW IURP 2FWREHU IRU D WHUP RI YH ¥HDUV 226 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Relatives of key management personnel: Yasmeen A. Premji Tariq A. Premji The Company has the following related party transactions for the year ended March 31, 2023 and 2022: Entities controlled by/ Key Management Subsidiaries/Trusts ZLWK VLJQLFDQW LQXHQFH Transactions / balances Personnel(1) of Promoters 2023 2022 2023 2022 2023 2022 Sales of goods and services H 96,571 H 74,696 H 227 H 182 H H Purchase of services 51,518 42,064 Assets purchased 269 129 158 Dividend paid 83 22,555 3,760 1,458 244 Dividend received 1,814 28,500 Commission paid 2,339 1,853 Rent paid 239 186 1 2 7 8 Rental income 175 160 26 3 Loans given to subsidiaries 180 Loans repaid by Subsidiaries 8,443 24,390 Investment in redeemable preference shares 15,269 Others 9,140 936 27 49 Interest income 752 370 Corporate guarantee commission 300 265 Key management personnel(2) 5HPXQHUDWLRQ DQG VKRUW WHUP EHQHWV H H H H H 827 H 823 2WKHU EHQHWV 312 386 Balance as at the year end Receivables H 16,548 H 17,006 H 302 H 198 H H Payables 14,688 8,120 168 295 (1) Includes relative of key management personnel. (2) 3RVW HPSOR¥PHQW EHQHWV FRPSULVLQJ FRPSHQVDWHG DEVHQFHV LV QRW GLVFORVHG DV WKLV LV GHWHUPLQHG IRU WKH &RPSDQ¥ DV D ZKROH 2WKHU EHQHWV include H 302 and H 368 for the year ended March 31, 2023 and 2022, respectively towards amortisation of RSUs granted to them which vest over a period of time. This also includes RSU s that will vest based on performance parameters of the Company. Loan outstanding from subsidiaries: Balance Maximum amount due during the year Name of the entity As at March 31, 2023 2022 2023 2022 Wipro, LLC bH b bH b bH b bH b Wipro VLSI Design Services India Private Limited bbb b b b Integrated Annual Report 2022-23 227

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 7KH IROORZLQJ DUH WKH VLJQLFDQW UHODWHG SDUW¥ WUDQVDFWLRQV GXULQJ WKH ¥HDU HQGHG 0DUFK DQG Year ended Year ended March 31, 2023 March 31, 2022 Sales of goods and services Wipro, LLC H 65,715 H 50,593 Wipro Solutions Canada Limited 6,993 4,167 Wipro Arabia Limited 2,817 2,474 Wipro Gallagher Solutions, LLC 2,271 1,632 Wipro Networks Pte Limited 1,832 2,022 Wipro Technologies GmbH 1,545 2,306 Wipro Holdings (UK) Limited 1,327 1,100 Infocrossing, LLC 1,306 618 Wipro Japan KK 1,240 1,437 Wipro Technologies Australia Pty Ltd 1,198 691 Wipro Technologies SA DE CV 1,054 699 Wipro Information Technology Netherlands BV. 1,016 333 HealthPlan Services, Inc. 1,004 1,074 Wipro IT Services Bangladesh Limited 887 890 Wipro Technologies South Africa (Proprietary) Limited 701 493 Wipro Appirio, Inc. 579 586 Wipro Doha LLC 374 399 PT. WT Indonesia 320 445 Purchase of services Wipro Technologies GmbH H 7,456 H 5,643 Wipro Appirio, Inc. 4,624 4,616 Wipro Business Solutions GmbH 4,613 5,717 Wipro, LLC 4,201 3,451 Wipro Technologies SA DE CV 3,671 2,851 Wipro Philippines, Inc. 3,619 3,103 Wipro Technologies SRL 2,654 2,572 Wipro Technology Solutions S.R.L 1,807 1,789 Wipro do Brasil Technologia Ltda 1,730 1,448 Wipro IT Services Poland SP Z.O.O 1,667 1,768 Wipro VLSI Design Services India Private Limited 1,559 1,223 The Capital Markets Company (UK) Ltd 1,557 73 Wipro Portugal S.A. 1,482 1,342 Wipro Insurance Solutions, LLC 1,311 Wipro Chengdu Limited 936 1,221 Wipro Networks Pte Limited 796 446 Wipro Solutions Canada Limited 759 93 Wipro (Dalian) Limited 694 574 Wipro VLSI Design Services, LLC 577 47 Designit Denmark A/S 414 449 228 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Year ended Year ended March 31, 2023 March 31, 2022 Wipro Technologies Australia Pty Ltd 378 524 Wipro Shelde Australia Pty Ltd 354 26 Wipro Appirio UK Limited 334 499 Encore Theme Technologies Private Limited 312 HealthPlan Services, Inc. 236 268 Edgile, LLC 229 1 Wipro Weare4C UK Limited 223 272 Wipro Doha LLC 217 Wipro Holdings (UK) Limited 186 Wipro 4C Danmark ApS 176 79 Wipro Designit Services, Inc. 170 255 Wipro Revolution IT Pty Ltd 167 22 Asset purchased Wipro Technologies SA DE CV H 185 H Wipro Enterprises (P) Limited 129 158 Dividend paid Zash Traders H 6,814 H 1,136 Prazim Traders 6,719 1,120 Hasham Traders 5,574 929 Azim Premji Trust 3,352 559 Commission paid Wipro Technologies Gmbh H 1,725 H 1,230 Wipro Japan KK 614 602 Rent paid Wipro Holdings (UK) Limited H 65 H 68 Wipro, LLC 49 43 Wipro Technologies Australia Pty Ltd 34 32 Wipro Japan KK 23 24 Designit Oslo A/S 33 11 The Capital Markets Company Limited (Canada) 13 Rental income Wipro, LLC H 63 H 135 Wipro VLSI Design Services, LLC 34 Capco Technologies Private Limited 41 PI Investment Advisory LLP 24 Wipro Travel Services Limited 11 6 Wipro Enterprises (P) Limited 2 3 Designit Denmark A/S 5 Integrated Annual Report 2022-23 229

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) Year ended Year ended March 31, 2023 March 31, 2022 Remuneration paid to key management personnel Azim H. Premji(1) H 11 H 10 Rishad A. Premji 78 138 Thierry Delaporte 824 798 Jatin Pravinchandra Dalal 89 120 M. Sanaulla Khan 26 28 Corporate guarantee commission Wipro IT Services, LLC H 159 H 114 Wipro, LLC 85 86 Wipro Solutions Canada Limited 41 44 Wipro Technologies GmbH 8 9 Wipro Technologies Australia Pty Ltd 6 7 (1) Includes sitting fees and commission paid as Non-Executive, Non-Independent Director All related party transactions were entered at an arm s length basis and in the ordinary course of business. There are QR PDWHULDOO¥ VLJQLFDQW UHODWHG SDUW¥ WUDQVDFWLRQV PDGH E¥ WKH &RPSDQ¥ ZLWK 3URPRWHUV ‘LUHFWRUV RU .H¥ 0DQDJHULDO 3HUVRQQHO ZKLFK PD¥ KDYH D SRWHQWLDO FRQLFW ZLWK WKH LQWHUHVWV RI WKH &RPSDQ¥ DW ODUJH 33. ANALYTICAL RATIOS Measured Ratio Numerator Denominator 31-Mar-23 31-Mar-22 Variance In Current ratio(5) times Current assets Current liabilities 2.86 2.23 28.3% Debt-equity ratio(6) times Debt(1) Total equity 0.10 0.16 (37.5)% Debt service coverage times Earnings available for debt Debt service(3) ratio(7) service(2) 0.81 1.46 (44.5)% Return on equity(8) % 3URW IRU WKH ¥HDU Average total equity 15.67% 24.37% (35.7)% Inventory turnover times Sale of products Average inventory ratio(9) 3.86 5.36 (28.0)% Trade receivable times Revenue from operations Average trade receivables turnover ratio 7.04 6.75 4.3% Trade payables turnover times Purchase of technical Average trade payables ratio services, software licenses and other expenses 3.60 3.57 0.8% Net capital turnover times Revenue from operations Average working capital ratio 2.13 2.13 1HW SURW UDWLR(10) % 3URW IRU WKH ¥HDU Revenue from operations 13.54% 20.37% (33.5)% Return on capital % Earnings before interest and Capital employed(4) employed(11) tax 18.75% 25.01% (25.0)% Return on investment % Income generated from Time weighted average investments investments 5.04% 5.19% (2.9)% (1) Debt consists of borrowings and lease liabilities. (2) 3URW IRU WKH SHULRG DGMXVWHG IRU QRQ FDVK RSHUDWLQJ H[SHQVHV QDQFH FRVWV DQG RWKHU H[SHQVHV OLNH SURYLVLRQ IRU GLPLQXWLRQ LQ YDOXH RI LQYHVWPHQWV LQ VXEVLGLDULHV JDLQ RQ VDOH RI [HG DVVHWV (3) ‘HEW VHUYLFH FRQVLVWV RI UHSD¥PHQW RI ERUURZLQJV OHDVH OLDELOLWLHV DQG LQWHUHVW DQG QDQFH FRVWV SDLG (4) Capital employed consists of tangible net worth, borrowings, lease liabilities and deferred tax liabilities. 230 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) (5) Increase in the current ratio is due to repayment of current borrowings and payment of interim dividend declared in March 2022. (6) Improvement in the debt equity ratio is due to repayment of borrowings. (7) ‘HFOLQH LQ WKH GHEW VHUYLFH FRYHUDJH UDWLR LV GXH WR UHSD¥PHQW RI ERUURZLQJV DQG GHFUHDVH LQ SURW (8) ‘HFOLQH LQ UHWXUQ RQ HTXLW¥ LV GXH WR GHFUHDVH LQ SURW (9) Decline in inventory turnover ratio is due to decrease in product revenue. (10) ‘HFOLQH LQ QHW SURW UDWLR LV GXH WR GHFUHDVH LQ SURW (11) ‘HFOLQH LQ UHWXUQ RQ FDSLWDO HPSOR¥HG LV GXH WR GHFUHDVH LQ SURW 34. COMMITMENTS AND CONTINGENCIES Capital commitments: As at March 31, 2023 and March 31, 2022 the Company had committed to spend approximately H 7,208 and H 10,502, respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Contingent liabilities to the extent not provided for: Guarantees given by the banks on behalf of the Company Guarantees given by the Company on behalf of subsidiaries As at As at March 31, 2023 March 31, 2022 H 11,782 H 12,536 64,711 59,677 Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve FRPSOH[ LVVXHV DQG LW LV QRW SRVVLEOH WR PDNH D UHDVRQDEOH HVWLPDWH RI WKH H[SHFWHG QDQFLDO HIIHFW LI DQ¥ WKDW ZLOO UHVXOW from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a PDWHULDO DQG DGYHUVH HIIHFW RQ WKH UHVXOWV RI RSHUDWLRQV RU WKH QDQFLDO SRVLWLRQ RI WKH &RPSDQ¥ The Company s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income 7D[ $FW LQ UHVSHFW RI SURW HDUQHG E¥ WKH &RPSDQ¥V XQGHUWDNLQJ LQ 6RIWZDUH 7HFKQRORJ¥ 3DUN DW %HQJDOXUX WKH DSSHDOV OHG DJDLQVW WKH VDLG GHPDQG EHIRUH WKH $SSHOODWH DXWKRULWLHV KDYH EHHQ DOORZHG LQ IDYRU RI WKH &RPSDQ¥ E¥ WKH second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income WD[ DXWKRULWLHV EHIRUH WKH 6XSUHPH &RXUW RI ,QGLD 2WKHU FODLPV UHODWH WR GLVDOORZDQFH RI WD[ EHQHWV RQ SURWV HDUQHG from Software Technology Park and Special Economic Zone units, capitalisation of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues. Income tax claims against the Company amounting to H 91,374 and H 92,388 are not acknowledged as debt as at March 31, 2023 and March 31, 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect RQ WKH &RPSDQ¥V QDQFLDO SRVLWLRQ DQG UHVXOWV RI RSHUDWLRQV The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to H 15,240 and H 12,092 as of March 31, 2023 and March 31, 2022, respectively. However, the resolution of WKHVH GLVSXWHG GHPDQGV LV QRW OLNHO¥ WR KDYH D PDWHULDO DQG DGYHUVH HIIHFW RQ WKH UHVXOWV RI RSHUDWLRQV RU WKH QDQFLDO position of the Company. The Hon ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments. Integrated Annual Report 2022-23 231

Reporting Context Our Capabilities Governance and Leadership Performance Overview Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 35. CORPORATE SOCIAL RESPONSIBILITY a. Gross amount required to be spent by the Company is H 1,986 and H 1,832 for the year ended March 31, 2023 and March 31, 2022, respectively b. Amount spent during the year on: For the year ended March 31, 2023 In Cash Yet to be paid in Total Cash (i) Construction/acquisition of any asset H H H -(ii) On purposes other than above (i) above(1) 2,150 7 2,157 Total amount spent during the year H 2,150 H 7 H 2,157 For the year ended March 31, 2022 In Cash Yet to be paid in Total Cash (i) Construction/acquisition of any asset H H H -(ii) On purposes other than above (i) above(1) 2,184 32 2,216 Total amount spent during the year H 2,184 H 32 H 2,216 (1) Includes contribution of H 259 and H 166, to Wipro Foundation a trust controlled by the Company for the year ended March 31, 2023 and 2022, respectively. There is no shortfall out of the amount required to be spent by the Company during the year ended March 31, 2023 and 2022. The nature of corporate social responsibility activities undertaken by the Company for the year ended March 31, 2023 and 2022 includes education, sustainability initiatives, disaster relief, healthcare, protection of national heritage, art and culture and rural development. 36. SEGMENT INFORMATION 7KH &RPSDQ¥ SXEOLVKHV WKHVH VWDQGDORQH QDQFLDO VWDWHPHQWV DORQJ ZLWK WKH FRQVROLGDWHG QDQFLDO VWDWHPHQWV In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the FRQVROLGDWHG QDQFLDO VWDWHPHQWV 37. The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject UXOHV DUH QRWLHG DQG ZLOO JLYH DSSURSULDWH LPSDFW LQ WKH QDQFLDO VWDWHPHQWV LQ WKH SHULRG LQ ZKLFK WKH &RGH EHFRPHV HIIHFWLYH DQG WKH UHODWHG UXOHV WR GHWHUPLQH WKH QDQFLDO LPSDFW DUH SXEOLVKHG 38. 6RIWZDUH OLFHQVH H[SHQVH IRU LQWHUQDO XVH KDV EHHQ UHFODVVLHG IURP IDFLOLW¥ H[SHQVHV WR D VHSDUDWH QDWXUH RI H[SHQVH ( Software license expense for internal use ) for the year ended March 31, 2023. Staff recruitment expense has been UHFODVVLHG IURP PLVFHOODQHRXV H[SHQVHV WR OHJDO DQG SURIHVVLRQDO FKDUJHV IRU WKH ¥HDU HQGHG 0DUFK 3UHYLRXV ¥HDU JXUHV KDYH EHHQ UHFODVVLHG DFFRUGLQJO¥ 39. In May 2022, the Company completed the acquisition of Attune Consulting India Private Limited for a cash consideration of H 122. 232 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS Notes to the Standalone Financial Statements (C in millions, except share and per share data, unless otherwise stated) 40. EVENTS AFTER THE REPORTING PERIOD On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of H 2 each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of H 445 per equity share for an aggregate amount not exceeding H 120,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately. As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director &KLHI ([HFXWLYH 2IFHU Firm s Registration No.: 117366W/W 100018 (DIN: 02983899) (DIN: 00009627) and Managing Director (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner &KLHI )LQDQFLDO 2IFHU Company Secretary Membership No.: 110815 Bengaluru May 24, 2023 Integrated Annual Report 2022-23 233

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Independent Financial Statement Auditor’s under Ind AS Report To The Members of Wipro Limited KEY AUDIT MATTER Report on the Audit of the Consolidated Financial Key audit matter is a matter that, in our professional judgment, Statements is of most significance in our audit of the Consolidated Financial Statements of the current period. This matter was OPINION addressed in the context of our audit of the Consolidated We have audited the accompanying Consolidated Financial Financial Statements as a whole, and in forming our opinion Statements of Wipro Limited (”the Company”) and its thereon, and we do not provide a separate opinion on this subsidiaries, (the Company and its subsidiaries together matter. We have determined the matter described below to referred to as “the Group”), which comprise the Consolidated be the key audit matter to be communicated in our report. Balance Sheet as at March 31, 2023, and the Consolidated Revenue from fixed-price contracts using the percentage-of-Statement of Profit and Loss (including Other Comprehensive completion method - Refer Notes 2 (iii)(a), 3(xiv)B and 22 to the Income), the Consolidated Statement of Changes in Equity Consolidated Financial Statements. and the Consolidated Statement of Cash Flows for the year Key Audit Matter Description then ended, and a summary of significant accounting policies and other explanatory information (herein after referred to as Revenue from fixed-price contracts, including software “the Consolidated Financial Statements”). development, and integration contracts, where the performance obligations are satisfied over time, is recognized In our opinion and to the best of our information and according using the percentage-of-completion method. to the explanations given to us, the aforesaid Consolidated Financial Statements give the information required by the Use of the percentage-of-completion method requires the Companies Act, 2013 (“the Act”) in the manner so required Group to determine the project costs incurred to date as a and give a true and fair view in conformity with the Indian percentage of total estimated project costs at completion. Accounting Standards prescribed under section 133 of the The estimation of total project costs involves significant Act read with the Companies (Indian Accounting Standards) judgement and is assessed throughout the period of the Rules, 2015, as amended (‘Ind AS’), and other accounting contract to reflect any changes based on the latest available principles generally accepted in India, of the consolidated information. In addition, provisions for estimated losses, if state of affairs of the Group as at March 31, 2023, and it’s any, on uncompleted contracts are recorded in the period consolidated profit, it’s consolidated total comprehensive in which such losses become probable based on the total income, it’s consolidated changes in equity and it’s estimated project costs consolidated cash flows for the year ended on that date. We identified the revenue recognition for fixed-price contracts BASIS FOR OPINION where the percentage-of-completion method is used as a key audit matter because of the significant judgement involved in We conducted our audit of the Consolidated Financial estimating the efforts to complete such contracts. Statements in accordance with the Standards on Auditing This estimate has a high inherent uncertainty and requires specified under section 143 (10) of the Act (“SA”s). Our consideration of progress of the contract, efforts incurred responsibilities under those Standards are further to-date and estimates of efforts required to complete the described in the Auditor’s Responsibility for the Audit of the remaining performance obligations. Consolidated Financial Statements section of our report. We are independent of the Group, in accordance with the Code This required a high degree of auditor judgment in of Ethics issued by the Institute of Chartered Accountants evaluating the audit evidence supporting estimated efforts of India (the “ICAI”) together with the ethical requirements to complete and a higher extent of audit effort to evaluate that are relevant to our audit of the Consolidated Financial the reasonableness of the total estimated efforts used to Statements under the provisions of the Act and the Rules recognise revenue from fixed-price contracts. made thereunder, and we have fulfilled our other ethical How the Key Audit Matter was Addressed in the Audit responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit Our audit procedures related to estimates of efforts to evidence obtained by us is sufficient and appropriate to complete for fixed-price contracts accounted using the provide a basis for our audit opinion on the Consolidated percentage-of-completion method included the following, Financial Statements. among others: 234 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS • We tested the effectiveness of controls relating to (1) Consolidated Financial Statements or our knowledge recording of efforts incurred and estimation of efforts obtained during the course of our audit or otherwise required to complete the remaining performance appears to be materially misstated. obligations, and (2) access and application controls • If, based on the work we have performed, we conclude that pertaining to time recording and allocation systems, there is a material misstatement of this other information, which prevents unauthorised changes to recording of we are required to report that fact. We have nothing to efforts incurred. report in this regard. • We selected a sample of fixed-price contracts with customers accounted using percentage-of-completion RESPONSIBILITIES OF MANAGEMENT AND method and performed the following: THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS • Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using The Company’s Board of Directors is responsible for the percentage-of-completion method was appropriate, and matters stated in section 134(5) of the Act with respect to the the contract was included in management’s calculation of preparation and presentation of these Consolidated Financial revenue over time. Statements that give a true and fair view of the consolidated financial position, the consolidated financial performance • Evaluated the appropriateness of and consistency including other comprehensive income, the consolidated in the application of management’s policies and changes in equity and the consolidated cash flows of the methodologies to estimate progress towards satisfying the Group in accordance with Ind AS and other accounting performance obligation. principles generally accepted in India. The respective • Compared efforts incurred to date with Company’s Board of Directors of the companies included in the Group estimate of efforts incurred to date to identify significant are responsible for maintenance of adequate accounting variations and evaluate whether those variations have records in accordance with the provisions of the Act for been considered appropriately in estimating the remaining safeguarding the assets of the Group and for preventing efforts to complete the contract. and detecting frauds and other irregularities; selection • Tested the estimate for consistency with the status of and application of appropriate accounting policies; making delivery of milestones, customer acceptances and other judgments and estimates that are reasonable and prudent; related information to identify possible delays in achieving and design, implementation and maintenance of adequate milestones, which require changes in estimated efforts to internal financial controls, that were operating effectively for complete the remaining performance obligations. ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the INFORMATION OTHER THAN THE FINANCIAL Consolidated Financial Statements that give a true and fair STATEMENTS AND AUDITOR’S REPORT THEREON view and are free from material misstatement, whether due • The Company’s Board of Directors is responsible for the to fraud or error, which have been used for the purpose of other information. The other information comprises the preparation of the Consolidated Financial Statements by the information included in the Management Discussion and Directors of the Company, as aforesaid. Analysis, Board’s report including Annexures to Board’s In preparing the Consolidated Financial Statements, the report, Business Responsibility and Sustainability Report respective Management of the companies included in and Corporate Governance Report, but does not include the Group are responsible for assessing the ability of the the Consolidated Financial Statements, the Standalone respective entities to continue as a going concern, disclosing, Financial Statements and our auditor’s report thereon. as applicable, matters related to going concern and using • Our opinion on the Consolidated Financial Statements the going concern basis of accounting unless the respective does not cover the other information and we do not express Board of Directors either intends to liquidate their respective any form of assurance conclusion thereon. entities or to cease operations, or has no realistic alternative • In connection with our audit of the Consolidated but to do so. Financial Statements, our responsibility is to read the The respective Board of Directors of the companies included other information and, in doing so, consider whether in the Group are also responsible for overseeing the financial the other information is materially inconsistent with the reporting process of the Group. Integrated Annual Report 2022-23 235

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Independent Auditor’s Report AUDITOR’S RESPONSIBILITY FOR THE AUDIT OF Consolidated Financial Statements or, if such disclosures THE CONSOLIDATED FINANCIAL STATEMENTS are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our Our objectives are to obtain reasonable assurance about auditor’s report. However, future events or conditions may whether the Consolidated Financial Statements as a whole cause the Group to cease to continue as a going concern. are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our • Evaluate the overall presentation, structure and content opinion. Reasonable assurance is a high level of assurance, of the Consolidated Financial Statements, including the but is not a guarantee that an audit conducted in accordance disclosures, and whether the Consolidated Financial with SAs will always detect a material misstatement when it Statements represent the underlying transactions and exists. Misstatements can arise from fraud or error and are events in a manner that achieves fair presentation. considered material if, individually or in the aggregate, they • Obtain sufficient appropriate audit evidence regarding the could reasonably be expected to influence the economic financial information of the entities and business activities decisions of users taken on the basis of these Consolidated within the Group to express an opinion on the Consolidated Financial Statements. Financial Statements. As part of an audit in accordance with SAs, we exercise Materiality is the magnitude of misstatements in the professional judgment and maintain professional skepticism Consolidated Financial Statements that, individually or in throughout the audit. We also: aggregate, makes it probable that the economic decisions of a • Identify and assess the risks of material misstatement reasonably knowledgeable user of the Consolidated Financial of the Consolidated Financial Statements, whether due Statements may be influenced. We consider quantitative to fraud or error, design and perform audit procedures materiality and qualitative factors in (i) planning the scope of responsive to those risks, and obtain audit evidence that is our audit work and in evaluating the results of our work; and sufficient and appropriate to provide a basis for our opinion. (ii) to evaluate the effect of any identified misstatements in The risk of not detecting a material misstatement resulting the Consolidated Financial Statements. from fraud is higher than for one resulting from error, as We communicate with those charged with governance fraud may involve collusion, forgery, intentional omissions, of the Company and such other entities included in the misrepresentations, or the override of internal control. Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the • Obtain an understanding of internal financial control planned scope and timing of the audit and significant audit relevant to the audit in order to design audit procedures findings, including any significant deficiencies in internal that are appropriate in the circumstances. Under section control that we identify during our audit. 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary We also provide those charged with governance with a companies which are companies incorporated in India, statement that we have complied with relevant ethical has adequate internal financial controls with reference requirements regarding independence, and to communicate to Consolidated Financial Statements in place and the with them all relationships and other matters that may operating effectiveness of such controls. reasonably be thought to bear on our independence, and where applicable, related safeguards. • Evaluate the appropriateness of accounting policies used From the matters communicated with those charged with and the reasonableness of accounting estimates and governance, we determine those matters that were of most related disclosures made by the management. significance in the audit of the Consolidated Financial • Conclude on the appropriateness of management’s use Statements of the current period and are therefore the key of the going concern basis of accounting and, based audit matters. We describe these matters in our auditor’s on the audit evidence obtained, whether a material report unless law or regulation precludes public disclosure uncertainty exists related to events or conditions that about the matter or when, in extremely rare circumstances, may cast significant doubt on the ability of the Group to we determine that a matter should not be communicated in continue as a going concern. If we conclude that a material our report because the adverse consequences of doing so uncertainty exists, we are required to draw attention would reasonably be expected to outweigh the public interest in our auditor’s report to the related disclosures in the benefits of such communication. 236 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS 1. As required by Section 143(3) of the Act, based on our audit we report that: a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements. b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept so far as it appears from our examination of those books. c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements. d) In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under Section 133 of the Act. e) On the basis of the written representations received from the directors of the Company as on March 31, 2023 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies, incorporated in India is disqualified as on March 31, 2023 from being appointed as a director in terms of Section 164 (2) of the Act. f) With respect to the adequacy of the internal financial controls with reference to the Consolidated Financial Statements and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the Company and it’s subsidiary companies, incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to the Financial Statements of those companies. g) With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to it’s directors during the year is in accordance with the provisions of section 197 of the Act. h) With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us: i) The Consolidated Financial Statements disclose the impact of pending litigations on the consolidated financial position of the Group—Refer Note 37 to the Consolidated Financial Statements; ii) Provision has been made in the Consolidated Financial Statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts—Refer Note 19 to the Consolidated Financial Statements; iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.    iv) (a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us and to the other auditors of such subsidiaries that, to the best of their knowledge and belief, no funds (Which are material either individually or in aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, including foreign entities (“Intermediaries”), with the understanding, whether recorded in    Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Independent Auditor’s Report    writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us and to the other auditors of such subsidiaries that, to the best of their knowledge and belief, no funds (Which are material either individually or in aggregate) have been received by the Company or any of it’s subsidiaries, from any person or entity, including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries, shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (c) Based on the audit procedures performed that have been considered reasonable and appropriate in the circumstances performed by us on the Company and that performed by the auditors of the subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor’s notice that has caused us or the other auditors to believe that the representations under sub-clause    (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement. v) The interim dividend declared and paid by the Company during the year is in accordance with section 123 of the Act, as applicable. vi) Proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 for maintaining books of account using accounting software which has a feature of recording audit trail (edit log) facility is applicable w.e.f. April 1, 2023 to the Company and its subsidiaries, which are companies incorporated in India, and accordingly, reporting under Rule 11(g) of Companies (Audit and Auditors) Rules, 2014 is not applicable for the financial year ended March 31, 2023. . With respect to the matters specified in clause (xxi) of paragraph 3 and paragraph 4 of the Companies (Auditor’s Report) Order, 2020 (“CARO”/ “the Order”) issued by the Central Government in terms of Section 143(11) of the Act, according to the information and explanations given to us, and based on the CARO reports issued by us and the auditors of respective companies included in the Consolidated Financial Statements to which reporting under CARO is applicable, as provided to us by the Management of the Company, we report that there are no qualifications or adverse remarks by the respective auditors in the CARO reports of the said companies included in the Consolidated Financial statements.    for DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Anand Subramanian Partner Membership number: 110815 UDIN:23110815BGXVKZ4830 Bengaluru May 24, 2023 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT (Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Wipro Limited of even date) Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”) In conjunction with our audit of the Consolidated Ind AS Financial Statements of the Company as of and for the year ended March 31, 2023, we have audited the internal financial controls with reference to Consolidated Financial Statements of Wipro Limited (hereinafter referred to as “the Company”) and its subsidiary companies, which are companies incorporated in India, as of that date. Management’s Responsibility for Internal Financial Controls The respective Board of Directors of the company, and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls with reference to Consolidated Financial Statements based on the internal control criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act. Auditor’s Responsibility Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company, and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Consolidated Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India. Meaning of Internal Financial Controls with reference to Consolidated Financial Statements A company’s internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures    Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Independent Auditor’s Report of the Company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Opinion In our opinion and to the best of our information and according to the explanations given to us and based on the    consideration of the reports of the subsidiary companies, which are companies incorporated in India, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2023, based on the criteria for internal financial control with reference to Consolidated Financial Statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI. for DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Anand Subramanian Partner Membership number: 110815 UDIN:23110815BGXVKZ4830 Bengaluru May 24, 2023 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Consolidated Balance Sheet (C in millions, except share and per share data, unless otherwise stated) Notes As at As at    March 31, 2023 March 31, 2022 ASSETS    Non-current assets    Property, plant and equipment 4 82,336 74,610 Right-of-Use assets 5 18,702 18,870 Capital work-in-progress 6 6,171 16,015 Goodwill 7 303,485 242,861 Other intangible assets 7 43,045 43,555 Investments accounted for using the equity method 9 780 774 Financial assets    Investments 9 20,720 19,109 Derivative assets 10 29 6 Trade receivables 11 863 4,765 Other financial assets 12 6,330 6,084 Deferred tax assets (net) 31 2,100 2,298 Non-current tax assets (net) 11,922 10,256 Other non-current assets 13 13,758 15,099 Total non-current assets 510,241 454,302 Current assets    Inventories 14 1,188 1,334 Financial assets    Investments 9 309,232 241,655 Derivative assets 10 1,844 3,032 Trade receivables 11 126,350 115,219 Unbilled receivables 60,515 60,809 Cash and cash equivalents 15 91,880 103,836 Other financial assets 12 9,096 42,914 Current tax assets (net) 5,091 2,373 Contract assets 23,001 20,647 Other current assets 13 32,899 28,933 Total current assets 661,096 620,752 TOTAL ASSETS 1,171,337 1,075,054 EQUITY AND LIABILITIES    EQUITY    Equity share capital 16 10,976 10,964 Other equity 765,703 643,066 Equity attributable to the equity holders of the Company 776,679 654,030 Non-controlling interests 589 515 TOTAL EQUITY 777,268 654,545 Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Consolidated Balance Sheet (C in millions, except share and per share data, unless otherwise stated) Notes As at As at    March 31, 2023 March 31, 2022 LIABILITIES    Non-current liabilities    Financial liabilities    Borrowings 17 61,272 56,463 Lease liabilities 5, 17 15,953 15,177 Derivative liabilities 10 179 48 Other financial liabilities 18 2,649 2,961 Provisions 19 2,947 2,721 Deferred tax liabilities (net) 31 15,153 12,141 Non-current tax liabilities (net) 21,777 17,818 Other non-current liabilities 20 6,386 4,851 Total non-current liabilities 126,316 112,180 Current liabilities    Financial liabilities    Borrowings 17 88,821 95,233 Lease liabilities 5, 17 8,620 9,056 Derivative liabilities 10 2,825 585 Trade payables 21 59,723 62,522 Other financial liabilities 18 33,472 65,065 Contract liabilities 22,682 27,915 Other current liabilities 20 14,330 16,641 Provisions 19 18,434 18,081 Current tax liabilities (net) 18,846 13,231 Total current liabilities 267,753 308,329 TOTAL LIABILITIES 394,069 420,509 TOTAL EQUITY AND LIABILITIES 1,171,337 1,075,054 The accompanying notes form an integral part of these standalone financial statements As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director Chief Executive Officer Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) and Managing Director    (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815    Bengaluru May 24, 2023 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Consolidated Statement of Profit and Loss (C in millions, except share and per share data, unless otherwise stated) Notes Year ended Year ended    March 31, 2023 March 31, 2022 INCOME    Revenue from operations 22 904,876 790,934 Other operating income, net 23— 2,186 Other income 24 22,657 20,612 Total income 927,533 813,732 EXPENSES    Purchases of stock-in-trade 6,494 6,735 Changes in inventories of finished goods and stock-in-trade 25 150 (369) Employee benefits expense 26 537,644 450,075 Finance costs 29 10,077 5,325 Depreciation, amortisation and impairment expense 33,402 30,778 Sub-contracting and technical fees 115,247 108,589 Facility expenses 27 13,492 11,990 Software license expense for internal use 27 18,717 13,279 Travel 14,445 7,320 Communication 5,911 5,760 Legal and professional charges 28 13,288 15,026 Marketing and brand building 2,951 2,010 Lifetime expected credit loss/(write-back) (604) (797) Other expenses 28, 30 8,605 6,660 Total expenses 779,819 662,381 Share of net profit/(loss) of associates accounted for using the equity method (57) 57 Profit before tax 147,657 151,408 Tax expense    Current tax 31 32,198 32,415 Deferred tax 31 1,794 (3,441) Total tax expense 33,992 28,974 Profit for the year 113,665 122,434 Other Comprehensive Income (OCI), net of taxes    Items that will not be reclassified to profit or loss:    Remeasurements of the defined benefit plans, net 26 (64) 402 Net change in fair value of investment in equity instruments measured at fair value    through OCI 10 703 9,678 Income tax relating to items that will not be reclassified to profit or loss 31 16 (972) Items that will be reclassified to profit or loss:    Foreign currency translation differences relating to foreign operations 16,233 3,974 Reclassification of foreign currency translation differences on sale of investment in    associates and liquidation of subsidiaries to statement of profit and loss 32 (133) (158) Net change in time value of option contracts designated as cash flow hedges 10 (235) 183 Net change in intrinsic value of option contracts designated as cash flow hedges 10 (273) (120) Net change in fair value of forward contracts designated as cash flow hedges 10 (3,198) (303) Net change in fair value of investment in debt instruments measured at    fair value through OCI (3,411) (1,944) Income tax relating to items that will be reclassified to profit or loss 31 1,100 712 Total other comprehensive income for the year, net of taxes 10,738 11,452 Total comprehensive income for the year 124,403 133,886 Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Consolidated Statement of Profit and Loss (C in millions, except share and per share data, unless otherwise stated) Notes Year ended Year ended    March 31, 2023 March 31, 2022 Profit for the year attributable to:                Equity holders of the Company 113,500 122,296 Non-controlling interests 165 138    113,665 122,434 Total comprehensive income for the year attributable to:    Equity holders of the Company 124,186 133,699 Non-controlling interests 217 187    124,403 133,886 Earnings per equity share: (Equity shares of par value H 2 each) 33    Basic 20.73 22.37 Diluted 20.68 22.31 Weighted average number of equity shares used in computing earnings per equity share    Basic 5,477,466,573 5,466,705,840 Diluted 5,488,991,175 5,482,083,438 The accompanying notes form an integral part of these standalone financial statements As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director Chief Executive Officer Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) and Managing Director    (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815    Bengaluru May 24, 2023 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements (C in millions, except share and per share data, unless otherwise stated) Consolidated Statement of Changes in Equity A. Equity share capital                Changes in equity share Restated balance as at April Change in equity share capital Balance as at April 1, 2022 capital due to prior period    Balance as at March 31, 2023 errors 1, 2022 during the current year 10,964 — 10,964 12 10,976 Changes in equity share Restated balance as at April Change in equity share capital Balance as at April 1, 2021 capital due to prior period    Balance as at March 31, 2022 errors 1, 2021 during the previous year 10,958 — 10,958 6 10,964 B. Other equity                Reserves and Surplus    Other components of equity    Particulars Share application money pending allotment Securities premium Capital reserve Capital redemption reserve Retained earnings Share options outstanding account Special Economic Zone reinvestment reserve Foreign currency translation reserve(2) Cash flow hedging reserve Remeasurements of the defined benefit plans Investment in debt instruments measured at fair value through OCI Investment in equity instruments measured at fair value through OCI Equity attributable to equity holders of the Company Non controlling interests Total other equity                Balance as at April 1, 2022 ^ 1,637 1,139 1,135 547,468 5,258 47,061 25,283 1,477 (498) 3,018 10,088 643,066 515 643,581 Adjustment on adoption of amendments to Ind AS 37— — — — (51)— — — — — — — (51)—(51) Adjusted balance as at April 1, 2022 ^ 1,637 1,139 1,135 547,417 5,258 47,061 25,283 1,477 (498) 3,018 10,088 643,015 515 643,530 Profit for the year— — — — 113,500 — — — — — — — 113,500 165 113,665 Other comprehensive income— — — ——— — 16,048 (2,880) (50) (3,137) 705 10,686 52 10,738 Total comprehensive income/(loss) for the year— — —— 113,500 — — 16,048 (2,880) (50) (3,137) 705 124,186 217 124,403 Issue of equity shares on exercise of options— 2,123 — — — (2,123)— — —— — — — — — Dividend (3)    (5,477)— — — — — — — (5,477)— (5,477) Issue of shares by controlled trust on exercise of options(1)— — — — 1,472 (1,472)— — —— — — — — — Compensation cost related to employee share-based payment— — —— 10 3,969 — — —— — — 3,979 — 3,979 Transferred to Special Economic Zone re-investment reserve— — — — 258 —(258)—— — — — — — — Others— — — — — —  — — — — — — — (143) (143) Other transactions for the year— 2,123 —— (3,737) 374 (258)— — — — — (1,498) (143) (1,641) Balance as at March 31, 2023 ^ 3,760 1,139 1,135 657,180 5,632 46,803 41,331 (1,403) (548) (119) 10,793 765,703 589 766,292    ^ Value is less than 1 (1) Includes 9,895,836 treasury shares held as at March 31, 2023 by a controlled trust. 4,793,893 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2023. (2) Refer to Note 32 (3) Refer to Note 35 Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) Consolidated Statement of Changes in Equity    Reserves and Surplus    Other components of equity    Particulars Share application money pending allotment Securities premium Capital reserve Capital redemption reserve Retained earnings Share options outstanding account Special Economic Zone reinvestment reserve Foreign currency translation reserve(2) Cash flow hedging reserve Remeasurements of the defined benefit plans Investment in debt instruments measured at fair value through OCI Investment in equity instruments measured at fair value through OCI Equity attributable to equity holders of the Company Non controlling interests Total other equity Balance as at April 1, 2021 ^ 785 1,139 1,135 462,803 3,071 41,154 21,516 1,730 (897) 4,237 1,379 538,052 1,498 539,550 Profit for the year— — — — 122,296 — — — — — — — 122,296 138 122,434 Other comprehensive income— — — — — — — 3,767 (253) 399 (1,219) 8,709 11,403 49 11,452 Total comprehensive income/(loss) for the year— — — — 122,296 — — 3,767 (253) 399 (1,219) 8,709 133,699 187 133,886 Issue of equity shares on exercise of options— 852 — — —(852)— — — — — — — — —Issue of shares by controlled trust on exercise of options(1)— — — — 1,071 (1,071)— — — — — — — — —Compensation cost related to employee share-based payment— — — —9 4,110 — — — — — — 4,119 — 4,119 Transferred from Special Economic Zone re-investment reserve— — —— (5,907)— 5,907 — — — — — — — —Dividend (3)— — — — (32,804)— — — — — — — (32,804) (1,135) (33,939) Others— — — — — — — — — — — — — (35) (35) Other transactions for the year— 852 — — (37,631) 2,187 5,907 — — — — — (28,685) (1,170) (29,855) Balance as at March 31, 2022 ^ 1,637 1,139 1,135 547,468 5,258 47,061 25,283 1,477 (498) 3,018 10,088 643,066 515 643,581 ^ Value is less than 1 (1) Includes 14,689,729 treasury shares held as at March 31, 2022 by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022. (2) Refer to Note 32 (3) Refer to Note 35 The accompanying notes form an integral part of these standalone financial statements As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director Chief Executive Officer Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) and Managing Director    (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815    Bengaluru May 24, 2023 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Consolidated Statement of Cash Flows (C in millions, except share and per share data, unless otherwise stated)    For the year ended For the year ended March 31, 2023 March 31, 2022 Cash flows from operating activities:    Profit for the year 113,665 122,434 Adjustments to reconcile profit for the year to net cash generated from operating activities    Gain on sale of property, plant and equipment, net (89) (313) Depreciation, amortisation and impairment expense 33,402 30,778 Unrealised exchange (gain)/loss, net and exchange gain on borrowings 152 (1,021) Share-based compensation expense 3,969 4,110 Share of net (profit)/loss of associates accounted for using equity method 57 (57) Income tax expense 33,992 28,974 Finance and other income, net of finance costs (8,108) (9,447) (Gain)/loss from sale of business and investment accounted for using the equity method 6 (2,186) Gain on derecognition of contingent consideration payable (1,671) (301) Changes in operating assets and liabilities, net of effects from acquisitions    Trade receivables (985) (11,833) Unbilled receivables and contract assets 1,558 (31,396) Inventories 162 (256) Other assets 1,055 (6,530) Trade payables, other liabilities and provisions (9,824) 9,695 Contract liabilities (6,522) 3,832 Cash generated from operating activities before taxes 160,819 136,483 Income taxes paid, net (30,218) (25,686) Net cash generated from operating activities 130,601 110,797 Cash flows from investing activities    Payment for purchase of property, plant and equipment (14,834) (20,153) Proceeds from disposal of property, plant and equipment 546 736 Payment for purchase of investments (806,632) (1,015,486) Proceeds from sale of investments 740,885 953,735 Proceeds from/(payment into) restricted interim dividend account 27,410 (27,410) Payment for business acquisitions including deposits and escrow, net of cash acquired (45,566) (129,846) Proceeds from sale of investment accounted for using the equity method— 1,652 Proceeds from sale of business, net of cash 11 — Interest received 14,112 12,275 Dividend received 3 2 Net cash used in investing activities (84,065) (224,495) Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Consolidated Statement of Cash Flows    (C in millions, except share and per share data, unless otherwise stated)    For the year ended For the year ended March 31, 2023 March 31, 2022 Cash flows from financing activities    Proceeds from issuance of equity shares and shares pending allotment 12 6 Repayment of borrowings (168,910) (191,810) Proceeds from borrowings 161,034 260,120 Payment of lease liabilities (9,711) (9,730) Payment for deferred contingent consideration (1,784) (309) Interest and finance costs paid (8,708) (5,089) Payment of dividend (32,814) (5,467) Payment of dividend to non-controlling interests holders— (1,135) Net cash generated from/(used in) financing activities (60,881) 46,586 Net increase in cash and cash equivalents during the year (14,345) (67,112) Effect of exchange rate changes on cash and cash equivalents 2,373 1,282 Cash and cash equivalents at the beginning of the year 103,833 169,663 Cash and cash equivalents at the end of the year (Note 15) 91,861 103,833 Refer to Note 17 for supplementary information on consolidated statement of cash flows    The accompanying notes form an integral part of these standalone financial statements As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director Chief Executive Officer Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) and Managing Director    (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815    Bengaluru May 24, 2023 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    1. THE COMPANY OVERVIEW    Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company. Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.    The Company’s Board of Directors authorised these consolidated financial statements for issue on May 24, 2023. 2. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS    (i) Statement of compliance and basis of preparation The consolidated financial statements have been prepared in compliance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. The consolidated financial statements correspond to the classification provisions contained in Ind AS 1, “Presentation of Financial Statements”. For clarity, various items are aggregated in the consolidated statement of profit and loss and consolidated balance sheet. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these financial statements, except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2022. All amounts included in the consolidated financial (C in millions, except share and per share data, unless otherwise stated) statements are reported in millions of Indian rupees (H in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/ rearranged, wherever necessary. (ii) Basis of measurement    The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant Ind AS: a. Derivative financial instruments; b. Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss; c. The defined benefit liability/(asset) is recognised as the present value of defined benefit obligation less fair value of plan assets; and d. Contingent consideration. (iii) Use of estimates and judgment    The preparation of the consolidated financial statements in conformity with Ind AS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgments or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.    Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognised in the period    Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    (C in millions, except share and per share data, unless otherwise stated) in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have the material effect on the amounts recognised in the consolidated financial statements are included in the following notes: a) Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the Transaction Price (as defined below) to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognised, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer. b) Impairment testing: Goodwill recognised on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value-in-use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions. c) Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realisable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.    Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    (C in millions, except share and per share data, unless otherwise stated) d) Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations. e) Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. f) Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period. g) Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s    expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually. h) Useful lives of intangible assets: The Company amortises intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually. i) Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events, and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates. The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognised nor disclosed in the financial statements. 3. MATERIAL ACCOUNTING POLICY INFORMATION (i) Basis of consolidation Subsidiaries and controlled trusts    The Company determines the basis of control in line with the requirements of Ind AS 110, Consolidated    Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    (C in millions, except share and per share data, unless otherwise stated) Financial Statements. Subsidiaries and controlled trusts are entities controlled by the Group. The Group controls an entity when the parent has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries and controlled trusts are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. The financial statements of the Group companies are consolidated on a line-by-line basis and all intraGroup balances, transactions, income and expenses are eliminated in full on consolidation. Non-controlling interests Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interests having a deficit balance. Investments accounted for using the equity method Investments accounted for using the equity method are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method and are initially recognised at cost. The carrying amount of investment is increased/decreased to recognise investors share of profit or loss of the investee after the acquisition date. Non-current assets and disposal groups held for sale Assets and liabilities of disposal groups that are available for immediate sale and where the sale is highly probable of being completed within one year from the date of classification are considered and classified as assets held for sale and liabilities associated with assets held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. (ii) Functional and presentation currency Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian rupees, which is the functional currency of the Parent Company. (iii) Foreign currency transactions and translation a) Transactions and balances    Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/ (losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Net loss relating to translation or settlement of borrowings denominated in foreign currency are reported within finance costs. Net gain relating to translation or settlement of borrowings denominated in foreign currency are reported within Other income. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated    Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    (C in millions, except share and per share data, unless otherwise stated) at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes. b) Foreign operations    For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and held in foreign currency translation reserve (“FCTR”), a component of equity, except to the extent that the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, the relevant amount recognised in FCTR is transferred to the consolidated statement of profit and loss as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date. c) Others    Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognised in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such differences are recognised in the consolidated statement of profit and loss.    When the hedged part of a net investment is disposed of, the relevant amount recognised in FCTR is transferred to the consolidated    statement of profit and loss as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognised in FCTR. (iv) Financial instruments Non-derivative financial instruments: Non-derivative financial instruments consist of: • financial assets, which include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets; and    • financial liabilities, which include borrowings, trade payables, lease liabilities and eligible current and non-current liabilities. Non-derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are measured as described below: a. Cash and cash equivalents    The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.    For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated balance sheet, bank overdrafts are presented under borrowings within current financial liabilities. b. Investments Financial instruments measured at amortised cost:    Debt instruments that meet the following    Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    (C in millions, except share and per share data, unless otherwise stated) criteria are measured at amortised cost (except for debt instruments that are designated at fair value through Profit or Loss on initial recognition): • the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and • the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Financial instruments measured at fair value through other comprehensive income (“FVTOCI”): Debt instruments that meet the following criteria are measured at FVTOCI (except for debt instruments that are designated at fair value through Profit or Loss on initial recognition): • the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and • the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Interest income is recognised in the consolidated statement of profit and loss for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognised in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the consolidated statement of profit and loss.    Financial instruments measured at fair value through profit or loss (“FVTPL”): Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognised in    consolidated statement of profit and loss. The gain or loss on disposal is recognised in the consolidated statement of profit and loss.    Interest income is recognised in the consolidated statement of profit and loss for FVTPL debt instruments. Dividends on financial assets at FVTPL is recognised when the Company’s right to receive dividends is established. Investments in equity instruments: The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of profit and loss (FVTPL). For investments designated to be classified as FVTOCI, movements in fair value of investments are recognised in other comprehensive income and the gain or loss is not transferred to consolidated statement of profit and loss on disposal of investments. For investments designated to be classified as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognised in the consolidated statement of profit and loss. Dividends from these investments are recognised in the consolidated statement of profit and loss when the Company’s right to receive dividends is established. c. Other financial assets: Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets. They are presented as current assets, except for those expected to be realised later than twelve months after the reporting date    Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements    (C in millions, except share and per share data, unless otherwise stated) which are presented as non-current assets. All financial assets are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. However, trade receivables and unbilled receivables that do not contain a significant financing component are measured at the Transaction Price. d. Trade payables and other liabilities: Trade payables and other liabilities are initially recognised at transaction price, and subsequently carried at amortised cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognised in a business combination is initially recognised at fair value and subsequently measured at fair value through profit or loss. B) Derivative financial instruments The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.    The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.    Derivative financial instruments are recognised and measured at fair value. Attributable transaction costs are recognised in the consolidated statement of profit and loss as cost.    Subsequent to initial recognition, derivative financial instruments are measured as described below:    a. Cash flow hedges Changes in the fair value of the derivative hedging instruments designated as a    cash flow hedge are recognised in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognised in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognised in the cash flow hedging reserve is transferred to the consolidated statement of profit and loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognised in the consolidated statement of profit and loss. . Hedges of net investment in foreign operations The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company also designates foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/(losses) on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognised in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the consolidated    Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) statement of profit and loss and reported within foreign exchange gains/(losses), net within results from operating activities. c. Others Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/(losses), net within results from operating activities. Changes in fair value and gains/(losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance costs. C) Derecognition of financial instruments The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognise the financial asset and recognises a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognised from the Company’s consolidated balance sheet when the obligation specified in the contract is discharged or cancelled or expires. (v) Equity and share capital a) Share capital and Securities premium The authorised share capital of the Company as at March 31, 2023 is H 25,274 divided into 12,504,500,000 equity shares of H 2 each, 25,000,000 preference shares of H 10 each and 150,000 10% optionally convertible cumulative preference shares of H 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as Securities premium. Every holder of the equity shares, as reflected in the records of the Company as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting. b) Shares held by controlled trust (Treasury shares) The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 9,895,836 and 14,689,729 treasury shares as at March 31, 2023 and 2022, respectively. Treasury shares are recorded at acquisition cost. c) Retained earnings Retained earnings comprises of the Company’s undistributed earnings after taxes. d) Capital Reserve Capital reserve amounting to H 1,139 (March 31, 2022: H 1,139) is not freely available for distribution. e) Capital Redemption Reserve As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilised in accordance with the provisions of section 69 of the Companies Act, 2013. Capital redemption reserve amounting to H 1,135 and H 1,135 as of March 31, 2023 and March 31, 2022, respectively is not freely available for distribution. f) Share options outstanding account The Share options outstanding account is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and restricted stock unit options by employees. g) Special Economic Zone re-investment reserve The Special Economic Zone re-investment reserve has been created out of profit of eligible Special Economic Zone units as per provisions of section 10AA(1)(ii) of the Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements (C in millions, except share and per share data, unless otherwise stated) Income-tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilised by the Company for acquiring plant and machinery as per the terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution. h) Foreign currency translation reserve The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognised in other comprehensive income, net of taxes and presented within equity in the FCTR. i) Cash flow hedging reserve Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognised in other comprehensive income, net of taxes, and presented within equity as cash flow hedging reserve. j) Others Changes in the fair value of financial instruments (debt or equity) measured at fair value through other comprehensive income is recognised in other comprehensive income, net of taxes and presented within investment in debt instruments measured at fair value through OCI or investment in equity instruments measured at fair value through OCI. Actuarial gains and losses on remeasurements of the defined benefit plans are recognised in other comprehensive income, net of taxes and presented within equity in remeasurement of the defined benefit plans. k) Dividend A final dividend on equity shares is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors. l) Buyback of equity shares The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings. m) Bonus issue For the purpose of bonus issue, the amount is transferred from capital redemption reserves, securities premium and retained earnings to the share capital. (vi) Property, plant and equipment a) Recognition and measurement Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. General and specific borrowing costs directly attributable to the construction of a qualifying asset are capitalised as part of the cost. Capital work-in-progress are measured at cost less accumulated impairment losses, if any. b) Depreciation The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Leasehold improvements are amortised over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortised over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets is reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows: Category Useful life Buildings 28 to 40 years Plant and equipment 5 to 21 years Computer equipment and software 2 to 7 years Furniture, fixtures and equipment 3 to 10 years Vehicles 4 to 5 years When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) components) of property, plant and equipment. Subsequent expenditure relating to property, plant and equipment is capitalised only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as at each reporting date is classified as capital advances under other non-current assets and the cost of property, plant and equipment not available for use before such date are disclosed under capital work-in-progress. (vii) Business combinations, Goodwill and Intangible assets a) Business combinations Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments issued at the date of exchange by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred. The cost of an acquisition also includes the fair value of any contingent consideration measured as at the date of acquisition. Any subsequent changes to the fair value of contingent consideration classified as liabilities, other than measurement period adjustments, are recognised in the consolidated statement of profit and loss. b) Goodwill The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities is recognised as goodwill. If the excess is negative, a bargain purchase gain is recognised in equity as capital reserve. Goodwill is measured at cost less accumulated impairment (if any). Goodwill associated with disposal of an operation that is part of cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed of. c) Intangible assets Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and impairment losses, if any. The amortisation of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated. The estimated useful life of amortisable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortisable intangible assets are as follows: Category Useful life Customer-related intangibles 1 to 15 years Marketing-related intangibles 2.5 to 10 years (viii) Leases The Company as a lessee The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to – (a) control use of an identified asset, (b) obtain substantially all the economic benefits from use of the identified asset, and (c) direct the use of the identified asset. The Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option. Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements (C in millions, except share and per share data, unless otherwise stated) The Company at the commencement of the lease contract recognises a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and low-value assets. For these short-term and low-value leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the lease term. The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment. The Company applies Ind AS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets below. For lease liabilities at the commencement of the lease, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. The Company recognises the amount of the remeasurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognises any remaining amount of the re-measurement in the consolidated statement of profit and loss. Payment of lease liabilities are classified as cash used in financing activities in the consolidated statement of cash flows. The Company as a lessor Leases under which the Company is a lessor are classified as a finance or operating lease. Lease contracts where all the risks and rewards are substantially transferred to the lessee, are classified as a finance lease. All other leases are classified as operating lease. For leases under which the Company is an intermediate lessor, the Company accounts for the head-lease and the sub-lease as two separate contracts. The sub-lease is further classified either as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease. (ix) Inventories Inventories are valued at lower of cost and net realisable value, including necessary provision for obsolescence. Cost is determined using the weighted average method. (x) Impairment a) Financial assets The Company applies the expected credit loss model for recognising impairment loss on financial assets measured at amortised cost, debt instruments classified as FVTOCI, trade receivables, unbilled receivables, contract assets, finance lease receivables, and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate. Loss allowances for trade receivables, unbilled receivables, contract assets and finance lease receivables are measured at an amount Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account, risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss. b) Non-financial assets The Company assesses long-lived assets such as property, plant and equipment, RoU assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash-generating unit or groups of cash-generating units which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the consolidated statement of profit and loss. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognised are reversed such that the asset is recognised at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognised initially. An impairment loss in respect of goodwill is not reversed subsequently. (xi)Employee benefits a) Post-employment plans The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s sole obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for defined contribution plans is recognised as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method. Remeasurements of the defined benefit plans, comprising actuarial gains or losses, the effect of changes to the asset ceiling, and the return on plan assets (excluding interest) are immediately recognised in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period. Net interest recognised in profit or loss is calculated by applying the discount rate used Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements (C in millions, except share and per share data, unless otherwise stated) to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate, is recognised as part of remeasurements of the defined benefit plans through other comprehensive income, net of taxes. The Company has the following employee benefit plans: A. Provident fund Eligible employees receive benefits under the Company’s provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer’s contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return. Certain employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer’s contribution is made to the government administered pension fund. This is accounted as a defined contribution plan as the obligation of the Company is limited to the contributions made to the fund. B. Gratuity and foreign pension In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third party fund managers. The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund. The Company’s obligations in respect of these plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method. C. Superannuation Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary. b) Termination benefits Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits. c) Short-term benefits Short-term employee benefit obligations such as cash bonus, management incentive plans or profit-sharing plans are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus, management incentive plans or profit-sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. d) Compensated absences The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilised accumulating compensated absences and utilise it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognises accumulated compensated absences based on actuarial valuation using the projected unit credit method. Non-accumulating compensated absences are recognised in the period in which the absences occur. (xii) Share-based payment transactions Selected employees of the Company receive remuneration in the form of equity settled instruments or cash settled instruments, for rendering services over a defined vesting period and for Company’s performance-based stock options over the defined period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognised in the consolidated statement of profit and loss with a corresponding increase to the share options outstanding account, a component of equity. The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortisation). The stock compensation expense is determined based on the Company’s estimate of equity instruments or cash settled instruments that will eventually vest. Cash Settled instruments granted are re-measured by reference to the fair value at the end of each reporting period and at the time of vesting. The expense is recognised in the consolidated statement of profit and loss with a corresponding increase to financial liability. (xiii) Provisions Provisions are recognised when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset, if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. Provisions for onerous contracts are recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract. (xiv) Revenue The Company derives revenue primarily from software development, maintenance of software/ hardware and related services, consulting services, business process services and sale of IT products. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognised upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). Revenue towards satisfaction of a performance obligation is measured at the amount of the Transaction Price (net of variable Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements (C in millions, except share and per share data, unless otherwise stated) consideration on account of discounts and allowances) allocated to that performance obligation. To recognise revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the Transaction Price, (4) allocate the Transaction Price to the performance obligations in the contract, and (5) recognise revenues when a performance obligation is satisfied. When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved. At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the Transaction Price to separately identifiable performance obligations based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price, the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. For performance obligations where control is transferred over time, revenues are recognised by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided. The method for recognising revenues and costs depends on the nature of the services rendered: A. Time and materials contracts Revenues and costs relating to time and materials contracts are recognised as the related services are rendered. B. Fixed-price contracts i. Fixed-price development contracts Revenues from fixed-price development contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognised using the “percentage-of-completion” method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognised only to the extent of costs incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognised in the consolidated statement of profit and loss in the period in which such losses become probable based on the current contract estimates as an onerous contract provision. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones. A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. Integrated Annual Report 2022-23

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements ii. Maintenance contracts Revenues related to fixed-price maintenance contracts are recognised on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using percentage of completion method when the pattern of benefits from the services rendered to the customers and the cost to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue for contracts in which the invoicing is representative of the value being delivered is recognised based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognised as the service is performed using the percentage of completion method. In certain projects, a fixed quantum of service or output units is agreed at a fixed-price for a fixed term. In such contracts, revenue is recognised with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilised by the customer is recognised as revenue on completion of the term. iii. Element or Volume based contracts Revenues and costs are recognised as the related services are rendered. C. Products Revenue on product sales are recognised when the customer obtains control of the specified product. D. Others • Any change in scope or price is considered to be a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the stand-alone selling price. Services added that are not distinct are accounted for on a cumulative catch (C in millions, except share and per share data, unless otherwise stated) up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the stand-alone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the stand-alone selling price. • The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is resolved. • Revenues are shown net of allowances/ returns, sales tax, value added tax, goods and services tax and applicable discounts. • The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or services and therefore, is acting as a principal or agent. If the Company controls the good or service before it is transferred to the customer, the Company is the principal; if not, the Company is the agent. • Estimates of the Transaction Price and total costs or efforts are continuously 264 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements monitored over the term of the contract and are recognised in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. • The Company accrues the estimated cost of warranties at the time when the revenue is recognised. The accruals are based on the Company’s historical experience of material usage and service delivery costs. • Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognised as an asset when the Company expects to recover these costs. • The Company recognises contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. • Costs to obtain contract relating to upfront payments to customers are amortised to revenue and other costs to obtain and costs to fulfill contract are amortised to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. • The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is twelve months or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. • Unbilled receivables are classified as a financial asset where the right to (C in millions, except share and per share data, unless otherwise stated) consideration is unconditional and only the passage of time is required before the payment is due. (xv) Finance costs Finance costs comprises interest cost on borrowings, lease liabilities and net defined benefit liability, net loss on translation or settlement of foreign currency borrowings and changes in fair value and gains/(losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognised in the consolidated statement of profit and loss using the effective interest method. (xvi) Finance and other income Finance and other income comprise interest income on deposits, dividend income, gains/ (losses) on disposal of investments, gains/(losses) on investments classified as FVTPL, net gain on translation or settlement of foreign currency borrowings and changes in fair value and gains/ (losses) on settlement of related derivative instruments. Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established. (xvii) Income tax Income tax comprises current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent it relates to a business combination, or items directly recognised in equity or in other comprehensive income. a) Current income tax Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. While determining the tax provisions, the Company assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax Integrated Annual Report 2022-23 265

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under Ind AS Notes to the Consolidated Financial Statements positions depending upon the nature and circumstances of each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognised amounts and where it intends either to settle on a net basis, or to realise the asset and liability simultaneously. b) Deferred income tax Deferred income tax is recognised using the balance sheet approach. Deferred income tax assets and liabilities are recognised for deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in these consolidated financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of the transaction. Deferred income tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences that is expected to reverse within the tax holiday period, taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are (C in millions, except share and per share data, unless otherwise stated) measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is a right and an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. (xviii) Earnings per share Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Board of Directors. (xix) Statement of cash flows Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash generated from/(used in) operating, investing and financing activities of the Company are segregated. (xx) Disposal of assets The gain or loss arising on disposal or retirement of assets is recognised in the consolidated statement of profit and loss. 266 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Financial Statement under Ind AS    Notes to the Consolidated Financial Statements    New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2022:    (i) AmendmentstoIndAS37–Onerous Contracts– Cost of Fulfilling a Contract The amendments specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be the incremental costs of fulfilling that contract (for example, direct labour and materials); or an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling that contract among others). The adoption of this amendment has resulted in a reduction of H51 in opening retained earnings primarily due to allocation of other costs that relate directly to fulfilling contracts. (ii) Amendments to Ind AS 103 – Business Combinations – Reference to Conceptual Framework    The amendments specifies that to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must meet the definitions of assets and liabilities in the Conceptual Framework for Financial Reporting under Indian Accounting Standards (Conceptual Framework) issued by the Institute of Chartered Accountants of India at the acquisition date. These changes do not significantly change the requirements of Ind AS 103. The adoption of amendments to Ind AS 103 did not have any material impact on the consolidated financial statements. (iii) Amendments to Ind AS 109 – Financial Instruments    The amendments clarifies which fees an entity includes when it applies the ‘10 percent’    (C in millions, except share and per share data, unless otherwise stated) test of Ind AS 109 in assessing whether to derecognise a financial liability. The adoption of amendments to Ind AS 109 did not have any material impact on the consolidated financial statements. (iv) Amendments to Ind AS 16 – Property, Plant and Equipment – Proceeds before intended use The amendments clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The adoption of amendments to Ind AS 16 did not have any material impact on the consolidated financial statements. New Accounting standards, amendments and interpretations not yet adopted: (i) Amendments to Ind AS 12 – Income Taxes On March 31, 2023, the Ministry of Corporate Affairs notified the Companies (Indian Accounting Standards) Amendment Rules, 2023 effective from April 1, 2023. The amendments to Ind AS 12 clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognising deferred tax when they recognise assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognise deferred tax on such transactions. The adoption of amendments to Ind AS 12 is not expected to have any material impact in the consolidated financial statements. Integrated Annual Report 2022-23 267

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) 4. PROPERTY, PLANT AND EQUIPMENT    Plant and Furniture and Office    Land Buildings    Vehicles Total    equipment (1) fixtures equipment    Gross carrying value:                As at April 1, 2022 H 4,813 H 40,490 H 123,391 H 15,289 H 7,259 H 317 H 191,559 Additions 40 7,269 12,191 3,917 964 7 24,388 Additions through business combinations—7 357 6 ^ 3 373 Disposals (3) (435) (20,016) (1,325) (474) (168) (22,421) Translation adjustment 10 173 1,729 102 69 2 2,085 As at March 31, 2023 H 4,860 H 47,504 H 117,652 H 17,989 H 7,818 H 161 H 195,984 Accumulated depreciation/ impairment:                As at April 1, 2022 H—H 9,807 H 90,385 H 10,715 H 5,745 H 297 H 116,949 Depreciation and impairment—1,217 13,305 1,794 600 10 16,926 Disposals—(395) (19,655) (1,158) (463) (163) (21,834) Translation adjustment—102 1,386 70 48 1 1,607 As at March 31, 2023 H—H 10,731 H 85,421 H 11,421 H 5,930 H 145 H 113,648 Net carrying value as at March 31, 2023 H 4,860 H 36,773 H 32,231 H 6,568 H 1,888 H 16 H 82,336 Gross carrying value:                As at April 1, 2021 H 3,815 H 39,218 H 110,775 H 13,732 H 6,863 H 418 H 174,821 Additions 1,031 1,676 19,411 1,841 543 7 24,509 Additions through business combinations — 370 297 38 3 708 Disposals (30) (440) (7,863) (624) (202) (115) (9,274) Translation adjustment (3) 36 698 43 17 4 795 As at March 31, 2022 H 4,813 H 40,490 H 123,391 H 15,289 H 7,259 H 317 H 191,559 Accumulated depreciation/ impairment:                As at April 1, 2021 H—H 8,706 H 84,975 H 9,712 H 5,280 H 397 H 109,070 Depreciation and impairment—1,418 12,290 1,501 640 10 15,859 Disposals—(346) (7,451) (539) (186) (112) (8,634) Translation adjustment—29 571 41 11 2 654 As at March 31, 2022 H—H 9,807 H 90,385 H 10,715 H 5,745 H 297 H 116,949 Net carrying value as at March 31, 2022 H 4,813 H 30,683 H 33,006 H 4,574 H 1,514 H 20 H 74,610    ^ Value is less than 1 (1) Including net carrying value of computer equipment and software amounting to H 22,425 and H 25,162 as at March 31, 2023 and 2022, respectively. 268 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) 5. RIGHT-OF-USEASSETS    Category of RoU Asset                Plant and    Land Buildings Vehicles Total    equipment (1)    Gross carrying value:                As at April 1, 2022 H 1,278 H 25,993 H 2,511 H 904 H 30,686 Additions—6,015 1,109 236 7,360 Additions through business combinations—201 — 201 Disposals—(5,085) (1,160) (317) (6,562) Translation adjustment—822 120 42 984 As at March 31, 2023 H 1,278 H 27,946 H 2,580 H 865 H 32,669 Accumulated depreciation:                As at April 1, 2022 H 58 H 9,676 H 1,512 H 570 H 11,816 Depreciation 19 5,651 614 238 6,522 Disposals—(3,564) (1,003) (263) (4,830) Translation adjustment—364 69 26 459 As at March 31, 2023 H 77 H 12,127 H 1,192 H 571 H 13,967 Net carrying value as at March 31, 2023    H 18,702 Gross carrying value:                As at April 1, 2021 H 2,082 H 18,844 H 3,918 H 926 H 25,770 Additions 15 7,517 429 105 8,066 Additions through business combinations—2,920—36 2,956 Disposals (819) (3,360) (1,861) (149) (6,189) Translation adjustment—72 25 (14) 83 As at March 31, 2022 H 1,278 H 25,993 H 2,511 H 904 H 30,686 Accumulated depreciation:                As at April 1, 2021 H 55 H 6,703 H 2,157 H 435 H 9,350 Depreciation 24 5,572 849 264 6,709 Disposals (21) (2,667) (1,518) (121) (4,327) Translation adjustment—68 24 (8) 84 As at March 31, 2022 H 58 H 9,676 H 1,512 H 570 H 11,816 Net carrying value as at March 31, 2022    H 18,870    (1) Comprised of net carrying value of computer equipment. Integrated Annual Report 2022-23 269

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) TheCompanyrecognisedthefollowingexpensesintheconsolidatedstatementofprofitandloss:    Year ended Year ended March 31, 2023 March 31, 2022 Interest expenses on lease liabilities H 1,176 H 894 Rent expense recognised under facility expenses pertaining to:    Leases of low-value assets 261 150 Leases with less than twelve months of lease term 2,732 2,392 H 4,169 H 3,436    Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows. Income from subleasing RoU assets is not material. The Company is committed to certain leases amounting to H 554 which have not commenced as of March 31, 2023. The term of such leases ranges from 4 to 6 years. Refer to Note 10 for remaining contractual maturities of lease liabilities. 6. CAPITALWORK-IN-PROGRESS The following table represents ageing of Capital work-in-progress as on March 31, 2023:    Amount in CWIP for a period of    Less than 1 year 1-2 years 2-3 years More than 3 years Total Projects in progress H 1,720 H 1,980 H 1,111 H 764 H 5,575 Projects temporarily suspended ——596 596 Total H 1,720 H 1,980 H 1,111 H 1,360 H 6,171    The following table represents ageing of Capital work-in-progress as on March 31, 2022:    Amount in CWIP for a period of    Less than 1 year 1-2 years 2-3 years More than 3 years Total Projects in progress H 4,137 H 4,400 H 3,420 H 3,462 H 15,419 Projects temporarily suspended (1) ——596 596 Total H 4,137 H 4,400 H 3,420 H 4,058 H 16,015 (1) During the year ended March 31, 2022 impairment loss of H 31 has been written back based on the reassessment of fair value. Following table represent the ageing schedule for capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan as on March 31, 2023:    To be completed in    Less than 1 year 1-2 years 2-3 years More than 3 years Projects in progress    Kodathi H 3,188 H—H—H—Gopannapally 1,719 ——Projects temporarily suspended    MWC Chennai H 596 H—H—H— 270 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) Following table represent the ageing schedule for capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan as on March 31, 2022:    To be completed in    Less than 1 year 1-2 years 2-3 years More than    3 years Projects in progress    Kodathi H 9,480 H—H—H—Gopannapally 3,977 ——Pune Phase 5 1,559 ——Projects temporarily suspended    MWC Chennai H 596 H—H—H— 7. GOODWILL AND OTHER INTANGIBLE ASSETS The movement in goodwill balance is given below:    Year ended Year ended March 31, 2023 March 31, 2022 Balance at the beginning of the year H 242,861 H 135,147 Translation adjustment 19,978 5,145 Acquisition through business combinations (1) (Refer to Note 8) 40,687 102,569 Disposals (41)—Balance at the end of the year H 303,485 H 242,861    (1) Acquisition through business combinations for the years ended March 31, 2023 and 2022 is after considering the impact of H 57 and H 116 towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2022 and 2021, respectively.    The Company is organised by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2023 and 2022 has been allocated to the IT Services operating segment.    Goodwill recognised on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.    Year ended Year ended March 31, 2023 March 31, 2022 CGUs    Americas 1 H 103,466 H 76,998 Americas 2 95,984 82,231 Europe 76,561 62,539 Asia Pacific Middle East and Africa 27,474 21,093 H 303,485 H 242,861    For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU. Integrated Annual Report 2022-23 271

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalisation approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used. Based on the above testing, no impairment was identified as at March 31, 2023 and 2022, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount. The movement in other intangible assets is given below:    Other intangible assets    Customer-related Marketing-related Total Gross carrying value:    As at April 1, 2022 H 43,366 H 11,428 H 54,794 Acquisition through business combinations (Refer to Note 8) 5,602 482 6,084 Deductions/adjustments(1) (2,555) (862) (3,417) Translation adjustment 3,400 876 4,276 As at March 31, 2023 H 49,813 H 11,924 H 61,737 Accumulated amortisation/impairment:    As at April 1, 2022 H 9,483 H 1,756 H 11,239 Amortisation and impairment 7,718 2,236 9,954 Deductions/adjustments(2) (2,519) (862) (3,381) Translation adjustment 735 145 880 As at March 31, 2023 H 15,417 H 3,275 H 18,692 Net carrying value as at March 31, 2023 H 34,396 H 8,649 H 43,045 Gross carrying value:    As at April 1, 2021 H 26,326 H 1,611 H 27,937 Acquisition through business combinations (Refer to Note 8) 27,834 9,814 37,648 Deductions/adjustments (11,984) (215) (12,199) Translation adjustment 1,190 218 1,408 As at March 31, 2022 H 43,366 H 11,428 H 54,794 Accumulated amortisation/impairment:    As at April 1, 2021 H 14,248 H 604 H 14,852 Amortisation and impairment 6,872 1,338 8,210 Deductions/adjustments (11,984) (215) (12,199) Translation adjustment 347 29 376 As at March 31, 2022 H 9,483 H 1,756 H 11,239 Net carrying value as at March 31, 2022 H 33,883 H 9,672 H 43,555    (1) Includes H 36 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022.    (2) During the year ended March 31, 2023, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge H 1,816 for the year ended March 31, 2023, as part of amortisation and impairment. 272 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated)    As at March 31, 2023, the net carrying value and the estimated remaining amortisation period for intangible assets acquired on acquisition are as follows:    Estimated Acquisition Net carrying value remaining    amortisation    period Capco—customer-related intangible H 21,089 7.08 years Capco—marketing-related intangible 7,214 8.08 years Rizing 3,802 1.64—4.64 years Edgile, LLC 1,620 4.75 years Ampion Holdings Pty Ltd 1,478 1.35—4.35 years Vara Infotech Private Limited 1,305 3.5—6.5 years Rational Interaction, Inc. 1,206 3.89 years Eximius Design, LLC 1,097 0.9—4.4 years Convergence Acceleration Solutions, LLC 942 5.03 years International TechneGroup Incorporated 138 1.5 years Others 3,154 0.84—9.25 years Total 43,045    8. BUSINESS COMBINATIONS Summary of acquisitions during the year ended March 31, 2023:    During the year ended March 31, 2023, the Company has completed two business combinations by acquiring 100% equity interest in: (a) Convergence Acceleration Solutions, LLC (“CAS Group”) – is a US based consulting and program management company that specialises in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisitions was consummated on April 11, 2022, for a total consideration (upfront cash to acquire control and contingent consideration) of H 5,587. (b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”) – a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022, for a total cash consideration of H 43,845. Integrated Annual Report 2022-23 273

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) The following table presents the purchase price allocation:    CAS Group Rizing Net assets H 532 H 3,936 Fair value of customer-related intangibles 1,708 3,894 Fair value of marketing-related intangibles—482 Deferred tax liabilities on intangible assets—(1,750) Total H 2,240 H 6,562 Goodwill 3,347 37,283 Total purchase price H 5,587 H 43,845 Net Assets include:    Cash and cash equivalents H 127 H 2,114 Fair value of acquired trade receivables included in net assets H 452 H 3,220 Gross contractual amount of acquired trade receivables H 452 H 3,233 Less: Allowance for lifetime expected credit loss—(13) Transaction costs included in legal and professional charges H 19 H 99    The purchase price allocation for Rizing is provisional as of March 31, 2023. The goodwill of H 40,630 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS Group in the United States of America. The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between H Nil and H 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of H 1,662 is recorded as part of purchase price allocation. The pro-forma effects of acquisitions during the year ended March 31, 2023, on the Company’s results were not material. Summary of acquisitions during the year ended March 31, 2022: During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in: (a) Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition makes the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our SMUs will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of H 109,530. (b) Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasises strategic investments in focus geographies, proximity to customers, agility, scale and localisation. It    274 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements (C in millions, except share and per share data, unless otherwise stated) reinstates the commitment towards clients and stakeholders in Australia and New Zealand, under our APMEA SMU. Further, Ampion’s product and services combined with ours and powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of H 9,102. (c) Edgile, LLC (“Edgile”), a US based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition helps address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organisations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of H 17,176. (d) LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift’s expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of H 1,625. The following table presents the purchase price allocation:    Capco Ampion Edgile LeanSwift Net assets H 4,667 H 1,235 H 1,306 H 195 Fair value of customer-related intangibles 24,273 1,748 1,717 63 Fair value of marketing-related intangibles 8,083 460 1,160 111 Deferred tax liabilities on intangible assets (9,383) (663)—(49) Total H 27,640 H 2,780 H 4,183 H 320 Goodwill 81,890 6,322 12,993 1,305 Total purchase price H 109,530 H 9,102 H 17,176 H 1,625 Net Assets include:    Cash and cash equivalents H 4,278 H 855 H 907 H 145 Fair value of acquired trade receivables included in net assets H 6,167 H 1,074 H 819 H 201 Gross contractual amount of acquired trade receivables 6,181 1,074 819 217 Less: Allowance for lifetime expected credit loss (14) — (16) Transaction costs included in legal and professional charges H 358 H 49 H 152 H 88    The goodwill of H 102,510 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the United States of America. The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between H Nil and H 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of H 1,462 is recorded as part of purchase price allocation. Integrated Annual Report 2022-23 275

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) 9. INVESTMENTS    As at As at March 31, 2023 March 31, 2022 Non-current    Financial instruments at FVTPL    Equity instruments—unquoted (Refer to Note 9.1) H 3,773 H 1,976 Fixed maturity plan mutual funds—unquoted (Refer to Note 9.2) 1,300 513 Financial instruments at FVTOCI    Equity instruments—unquoted (Refer to Note 9.3) 15,614 14,922 Equity instruments—quoted (Refer to Note 9.4) 33 41 Financial instruments at amortised cost    Inter corporate and term deposits—unquoted ^ 1,657 H 20,720 H 19,109 Aggregate amount of quoted investments and aggregate market value thereof H 33 H 41 Aggregate amount of unquoted investments H 20,687 H 19,068 Current    Financial instruments at FVTPL    Short-term mutual funds—unquoted (Refer to Note 9.5) H 40,262 H 15,550 Financial instruments at FVTOCI    Certificate of deposits—unquoted (Refer to Note 9.6) 16,828 13,937 Non-convertible debentures, government securities, commercial papers and bonds—quoted 228,367 190,902 (Refer to Note 9.7)    Financial instruments at amortised cost    Inter corporate and term deposits—unquoted (1) 23,775 21,266 H 309,232 H 241,655 Aggregate amount of quoted investments and aggregate market value thereof H 228,367 H 190,902 Aggregate amount of unquoted investments H 80,865 H 50,753 ^ Value is less than 1 (1) These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits of H 653 (March 31, 2022: H 654) held as margin money deposits against guarantees. Investments accounted for using the equity method The Company has no material associates as at March 31, 2023 and 2022. During the year ended March 31, 2022, as a result of an acquisition by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method. Refer to note 23 for additional information. 276 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated)    The aggregate summarised financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below:    As at As at March 31, 2023 March 31, 2022 Carrying amount of the Company’s interest in associates accounted for using the    equity method H 780 H 774 For the year ended For the year ended March 31, 2023 March 31, 2022 Company’s share of net profit/(loss) of associates accounted for using the equity    method in the consolidated statement of profit and loss H (57) H (57) method in the consolidated statement of profit and loss H (57) H (57) 9 .1 Details of non-current investments In equity instruments(unquoted)-classified as FVTPL    Number of shares Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Securonix, Inc. 2,500,000—H 822 H—Lilt, Inc. 872,713 872,713 411 378 YugaByte, Inc. 258,253 258,253 387 357 Nexus Ventures Partner’s VI, L.P.    298 189 CyCognito Ltd. 330,957 330,957 247 227 Functionize, Inc. 341,857 214 152 SYN Ventures Fund LP    188 118 vFunction Inc. 6,740,361 6,740,361 164 152 Headspin Inc. —164—ShiftLeft, Inc. 892,697—163—TLV Partners IV, L.P.    133 60 Sealights Technologies Ltd. 840,854 840,854 123 114 Incorta, Inc. 185,165 185,165 98 90 Sorenson Ventures, L.P.    97 42 Immuta, Inc. 66,653—82—Boldstart Opportunities III, L.P.    77 55 Glilot Capital Partners IV, L.P    49 32 SYN Ventures Fund II LP    46—Altizon Systems Private Limited    10 10 Total    H 3,773 H 1,976    9.2Non-current investments in fixed maturity plan mutual funds(unquoted)–classified as FVTPL    Number of units Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 SBI Fixed Maturity Plan—Series 44 (1855 Days) 24,998,750 24,998,750 H 271 H 261 SBI Fixed Maturity Plan—Series 56 (1232 Days) 24,998,750 24,998,750 261 252 DSP FMP SERIES 267—(1246 Days) 24,998,750 257 DSP FMP Series 268—(1281 Days) 24,998,750 257 Kotak Fixed Maturity Plan Series 300 24,998,750 254 Total    H 1,300 H 513 Integrated Annual Report 2022-23 277

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) 9.3Details of non-current investments in equity instruments(unquoted)–classified as FVTOCI    Number of shares Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Tricentis Corporation 4,933,051 4,933,051 H 2,764 H 2,698 YugaByte, Inc. 1,443,530 1,443,530 2,161 1,993 Immuta, Inc. 1,126,394 1,126,394 1,390 740 TLV Partners, L.P.    1,318 1,209 Vectra Networks, Inc 1,826,920 1,826,920 1,153 1,064 CyCognito Ltd. 1,422,816 1,422,816 1,060 977 TLV Partners II, L.P.— 801 774 Incorta, Inc. 1,458,272 1,458,272 772 712 B Capital Fund II, L.P.    517 493 Work-Bench Ventures II-A, LP    491 413 TLV Partners III, L.P.    354 288 Boldstart Ventures IV, L.P.    343 379 Boldstart Opportunities II, L.P.    321 296 Avaamo Inc. 1,887,193 1,887,193 283 261 Glilot Capital Partners III L.P.    255 289 Vulcan Cyber Limited 691,238 691,238 247 227 Sealights Technologies Ltd. 1,343,635 1,343,635 197 182 Netspring Data, Inc. 928,160 928,160 164 152 Spartan Radar 1,487,563—164—Headspin Inc. 633,076 633,076 158 145 Moogsoft (Herd) Inc. 2,918,933 2,918,933 144 133 Kognitos, Inc. 1,340,123—123—Kibsi, Inc. 796,005—123—Squadcast, Inc. 837,111 837,111 99 91 Harte Hanks Inc. 85,000 9,926 66 575 Wep Peripherals Ltd. 306,000 306,000 58 60 Work-Bench Ventures III-A, LP    50 33 Altizon Systems Private Limited 23,758 23,758 19 19 Drivestream India Private Limited 267,600 267,600 19 19 Tradeshift Inc. 384,615 384,615—379 Vicarious FPC, Inc. 555,103—321 Total    H 15,614 H 14,922 278 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) 9.4Details of non-current investments in equity instruments(quoted)–classified as FVTOCI    Number of shares Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Wep Solutions Limited 1,836,000 1,836,000 H 33 H 41 Total    H 33 H 41    9.5 Current investments in short-term mutual funds-(unquoted)–classified as FVTPL    Number of units Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Aditya Birla Sun Life Short Term Fund—Growth-Direct    Plan 105,388,434—H 4,510 H—ICICI Prudential Short Term Fund 67,802,393—3,686—Aditya Birla Sun Life Nifty SDL Plus PSU Bond Sep 2026 286,026,889—3,000—ICICI Prudential Nifty PSU Bond Plus SDL Sep 2027 286,488,526—3,000—Kotak Bond Short Term Fund 52,745,204—2,517—SBI Short Term Debt Fund 86,243,278—2,458—Aditya Birla Sun Life Overnight Fund Direct Plan Growth 1,528,014 612,111 1,853 704 Nippon India Short Term Fund 31,832,634—1,515—Kotak Low Duration Fund Direct Growth 490,066 - 1,500—Nippon India Money Market Fund 422,809—1,500—ICICI Prudential Overnight Fund 1,207,593—1,459—UTI Liquid Cash Plan—Institutional—Direct Plan—    Growth 272,503—1,005—ICICI Prudential Nifty SDL Sep 2027 Index Fund 96,811,827—1,004—Kotak Nifty SDL Apr 2032 Top 12 Equal Weight Index    Fund 95,790,744—1,003—Axis Short Term Fund Direct Plan Growth 35,720,154—1,001—HDFC Low Duration Fund 19,039,269—1,000—Bandhan Crisil IBX Gilt June 2027 Index Fund 91,566,320—1,000—HSBC Overnight Fund 668,706 316,816 784 352 Kotak Gilt Fund 8,151,573 8,151,573 738 702 HSBC Liquid Fund 247,837—556—Sundaram Liquid Fund 263,634—524—Mirae Asset Cash Management Fund 217,208—516—Baroda BNP Paribas Overnight Fund Direct Plan    Growth 431,227 91,400 508 102 SBI Overnight Fund Direct Plan Growth 138,138 423,320 504 1,465 Sundaram Overnight Fund 423,214 108,272 504 122 Axis Overnight Fund Direct Growth 365,885 1,247,396 434 1,402 Tata Overnight Fund 340,558 136,893 403 154 Integrated Annual Report 2022-23 279

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated)    Number of units Carrying value Particulars As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Bandhan Liquid Fund-Growth—Direct Plan 128,429—349—Kotak Overnight Fund 229,043 883,375 274 1,002 Bandhan Crisil IBX Gilt April 2026 Index Fund 24,998,750—259—ICICI Prudential Nifty SDL Sep 2026 Index Fund 24,998,750—255—UTI Crisil SDL Maturity April 2033 Index Fund 20,040,449—203—HDFC Overnight Fund Direct Plan Growth 46,991 162,018 156 512 SBI Arbitrage Opportunities Fund 4,105,140—124—DSP Overnight Fund Direct Plan Growth 101,850 424,922 122 484 Tata Liquid Fund 4,065—14—Kotak Liquid Fund Direct Plan Growth 1,836—8—Nippon India Overnight Fund 37,799 15,346,643 5 1,751 LIC MF Overnight Fund Direct Plan Growth 2,668 500,880 3 552 Mirae Asset Overnight Fund 2,863 21,038 3 23 ICICI Prudential Overnight Fund Direct Growth 1,718 9,148,551 2 1,048 UTI Overnight Fund Direct Plan Growth 762 68,733 2 200 Bandhan Overnight Fund 678—1—Invesco India Overnight Fund—1,705,851—1,832 L&T Arbitrage Opportunities Fund—61,588,446—1,001 SBI Liquid Fund Direct Growth—300,077—1,000 IDFC Overnight Fund—506,755—575 L&T Overnight Fund—341,747—567 Total    H 40,262 H 15,550    9.6 Current investments in certificate of deposits(unquoted)–classified as FVTOCI Particulars As at As at March 31, 2023 March 31, 2022 Small Industries Development Bank of India H 6,607 H 7,691 Axis Bank Limited 5,479—ICICI Bank Limited 2,842—HDFC Bank Limited 1,900 1,938 SBI Cards and Payment Service Limited—2,380 Kotak Mahindra Bank Limited—1,928 Total H 16,828 H 13,937 280 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) 9.7 Current investments in non-convertible debentures, government securities, commercial    Papers and bonds(quoted)–classified as FVTOCI Particulars As at As at March 31, 2023 March 31, 2022 Housing Development Finance Corporation Limited H 33,691 H 4,981 National Highways Authority of India 18,749 19,660 LIC Housing Finance Limited 17,064 7,363 HDB Financial Services Limited 14,201 14,090 Tata Capital Housing Finance Limited 14,183 12,192 Bajaj Finance Limited 13,926 14,195 Sundaram Finance Limited 13,306 13,893 Tata Capital Financial Services Limited 13,049 13,598 National Bank for Agriculture and Rural Development 12,035 13,168 Axis Bank Limited 11,950 8,041 Kotak Mahindra Investments Limited 11,508 13,230 Kotak Mahindra Prime Limited 11,168 13,670 Government Securities 9,418 10,774 Rural Electrification Corporation Limited 8,913 13,537 SBI Cards and Payment Service Limited 6,027 3,025 Power Finance Corporation Limited 5,596 5,788 ICICI Bank Limited 4,752 3,686 Indian Railway Finance Corporation Limited 4,354 4,547 Mahindra & Mahindra Financial Services Limited 2,401—HDFC Bank Limited 1,644 1,008 NTPC Limited 428 449 ANZ Bank 4 7 Total H 228,367 H 190,902 10. FINANCIAL INSTRUMENTS    As at As at March 31, 2023 March 31, 2022 Financial assets:    Cash and cash equivalents H 91,880 H 103,836 Investments    Financial instruments at FVTPL 45,335 18,039 Financial instruments at FVTOCI 260,842 219,802 Financial instruments at Amortised cost 23,775 22,923 Other financial assets    Trade receivables 127,213 119,984 Unbilled receivables 60,515 60,809 Integrated Annual Report 2022-23 281

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated)    As at As at March 31, 2023 March 31, 2022 Other financial assets 15,426 48,998 Derivative assets 1,873 3,038 H 626,859 H 597,429 Financial liabilities:    Trade payables and other liabilities    Trade payables H 59,723 H 62,522 Other financial liabilities 36,121 68,026 Borrowings 150,093 151,696 Lease liabilities 24,573 24,233 Derivative liabilities 3,004 633 H 273,514 H 307,110 Offsetting financial assets and liabilities The following table contains information on other financial assets and trade payables and other financial liabilities, subject to offsetting:    As at As at March 31, 2023 March 31, 2022 Financial Assets:    Gross amounts of recognised other financial assets H 213,032 H 239,897 Gross amounts of recognised financial liabilities set off in the consolidated balance sheet (9,878) (10,106) Net amounts of recognised other financial assets presented in the consolidated balance    sheet H 203,154 H 229,791 Financial liabilities:    Gross amounts recognised as Trade payables and other financial liabilities H 105,722 H 140,654 Gross amounts of recognised financial liabilities set off in the consolidated balance sheet (9,878) (10,106) Net amounts of recognised Trade payables and other financial liabilities presented in the    consolidated balance sheet H 95,844 H 130,548 For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset. Fair value Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, borrowings, trade payables, eligible current liabilities and non-current liabilities. The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term borrowings, finance lease receivables, employee and other advances, eligible current and non-current assets, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2023 and 2022, the carrying value of such receivables, net of allowances approximates the fair value. The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of 31st March 2023 is 4.915%.    282 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method. The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility. Fair value hierarchy The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2023. The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:    As at March 31, 2023    As at March 31, 2022 Particulars Fair value measurements at reporting date Fair value measurements at reporting date Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Assets                Derivative instruments:                Cash flow hedges H 772 H—H 772 H—H 2,242 H—H 2,242 H—Others 1,101—1,101—796—796—Investments:                Short-term mutual funds 40,262 40,262 — 15,550 15,550 — Fixed maturity plan mutual                funds 1,300—1,300—513—513—Equity instruments 19,420 99—19,321 16,939 41 574 16,324 Non-convertible debentures,                government securities, commercial                papers, certificate of deposit and                bonds 245,195 1,256 243,939—204,839 1,251 203,588—Liabilities                Derivative instruments:                Cash flow hedges H (2,534) H—H (2,534) H—H (299) H—H (299) H—Others (470)—(470)—(334)—(334)—Contingent consideration (3,053) — (3,053) (4,329) — (4,329) The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table. Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value. Integrated Annual Report 2022-23 283

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date. Investment in fixed maturity plan mutual funds: Fair value of these instruments is derived based on indicative quotes of price prevailing in the market as at reporting date. The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table. Investment in equity instruments: Fair value of these instruments is determined using market approach primarily based on market multiples method. DetailsofassetsandliabilitiesconsideredunderLevel3classification    As at As at March 31, 2023 March 31, 2022 Investment in equity instruments    Balance at the beginning of the year H 16,324 H 10,227 Additions 2,093 3,973 Disposals(1) (632) (7,697) Unrealised gain/(loss) recognised in statement of profit and loss (Refer to Note 24) (2) 40 Gain recognised in other comprehensive income 291 9,423 Translation adjustment 1,247 358 Balance at the end of the year H 19,321 H 16,324 (1)During the year ended March 31, 2023, the Company sold its shares in Vicarious FPC and Harte Hanks Inc. at a fair value of H1,150 and recognised a cumulative gain of H30 in other comprehensive income. During the year ended March 31, 2022, as a result of an acquisition by another investor, the Company sold its shares in Ensono Holdings, LLC, Cloudknox Security Inc. and IntSights Cyber Intelligence Limited at a fair value of H 7,573 and recognised a cumulative gain of H 2,848 in other comprehensive income.    As at As at March 31, 2023 March 31, 2022 Contingent consideration    Balance at the beginning of the year H (4,329) H (2,293) Additions (1,662) (2,533) Reversals(1) 1,671 468 Payouts 1,784 309 Finance costs recognised in statement of profit and loss (131) (117) Translation adjustment (386) (163) Balance at the end of the year H (3,053) H (4,329) (1)Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period. Derivative assets and liabilities: The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets/liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial. 284 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:    As at    As at    March 31, 2023 March 31, 2022 Notional Fair value Notional Fair value Designated derivative instruments                Sell : Forward contracts USD 977 H (262) USD 1,413 H 509 € 94 H (497) € 191 H 668 Ł 138 H (728) Ł 173 H 645 AUD 89 H 9 AUD 170 H (217) Range forward option contracts USD 1,157 H (19) USD 493 H 217 € 49 H (112) € 6 H 8 Ł 60 H (69) Ł 28 H 119 AUD 34 H 29 AUD 11 H (6) Interest rate swaps INR 4,750 H (113) INR—H—Non-designated derivative instruments                Sell : Forward contracts (1) USD 1,550 H 736 USD 1,452 H 536 € 171 H (176) € 109 H 1 Ł 129 H (100) Ł 91 H 81 AUD 56 H 69 AUD 47 H (122) SGD 14 H 1 SGD 4 H (1) ZAR 43 H (7) ZAR 8 H ^ CAD 69 H (25) CAD 47 H (25) SAR 147 H (6) SAR 33 H (1) PLN—H—PLN 14 H (2) CHF 9 H 5 CHF 5 H (5) QAR 4 H (2) QAR 11 H (4) TRY 30 H (1) TRY 30 H 6 NOK 13 H 6 NOK 13 H (3) OMR 1 H ^ OMR 2 H ^ SEK 3 H ^ SEK 17 H (2) JPY 784 H 6 JPY 513 H 20 DKK 33 H (4) DKK 2 H ^ AED 20 H ^ AED—H— CNH 1 H ^ CNH—H—Buy : Forward contracts SEK—H—SEK 22 H 2 DKK—H—DKK 16 H (2) CHF—H—CHF 2 H (1) AED 5 H ^ AED 26 H ^ JPY—H—JPY 447 H (18) CNH—H—CNH 11 H ^ NOK 12 H ^ NOK 12 H (1) QAR 4 H 2 QAR—H— ZAR 7 H 1 ZAR—H— PLN 26 H 13 PLN—H— Integrated Annual Report 2022-23 285

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated)    As at    As at    March 31, 2023 March 31, 2022 Notional Fair value Notional Fair value Range forward option contracts USD 30 H 31 USD—H—Interest rate swaps INR—H—INR 4,750 H 3 USD 200 H 82 USD—H—    H (1,131)    H 2,405 ^ Value is less than 1 (1) USD 1,550 and USD 1,452 and includes USD/PHP sell forward of USD 77 and USD 86 as at March 31, 2023 and 2022, respectively. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items. The following table summarises activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:    As at As at March 31, 2023 March 31, 2022 Balance as at the beginning of the year H 1,943 H 2,182 Changes in fair value of effective portion of derivatives (4,839) 3,943 Net (gain)/loss reclassified to statement of profit and loss on occurrence of hedged 1,134 (4,182) transactions (1)    Gain/(loss)on cash flow hedging derivatives, net H (3,705) H (239) Balance as at the end of the year H (1,762) H 1,943 Deferred tax thereon 359 (466) Balance as at the end of the year, net of deferred tax H (1,403) H 1,477 (1) Includes net (gain)/loss reclassified to revenue of H 2,471 and H (4,979) for years ended March 31, 2023 and 2022, respectively and net (gain)/ loss reclassified to expense of H (1,337) and H 797 for years ended March 31, 2023 and 2022, respectively. The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2023 are expected to occur and be reclassified to the statement of profit and loss over a period of two years. As at March 31, 2023 and 2022, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur. Sale of financial assets From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfers its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognised and considered as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2023 and 2022 is not material. Financial risk management Market Risk Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and borrowings.    286 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses.    Risk Management Procedures    The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.    Foreign currency risk    The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations. The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.    The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. As at March 31, 2023, a H 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately H 3,360 (consolidated statement of profit and loss H 1,502 and other comprehensive income H 1,858) decrease in the fair value, and a H 1 decrease would result in approximately H 3,341 (consolidated statement of profit and loss H 1,503 and other comprehensive income H 1,838) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts). The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2023 and 2022:    As at March 31, 2023                Pound Australian Canadian Other    US $ Euro    Total    Sterling Dollar Dollar currencies (1) Trade receivables H 42,312 H 13,758 H 8,911 H 2,317 H 1,567 H 5,661 H 74,526 Unbilled receivables 19,372 3,050 2,360 1,431 393 1,719 28,325 Contract assets 4,597 7,081 3,077 632 180 1,193 16,760 Cash and cash equivalents 10,048 5,810 2,448 1,288 2,643 4,244 26,481 Other financial assets 40,039 1,066 1,234 136 130 1,690 44,295 Lease Liabilities (4,022) (2,998) (457) (175) (118) (1,765) (9,535) Trade payables and other financial liabilities (26,726) (11,417) (6,120) (1,329) (1,482) (3,285) (50,359) Net assets/(liabilities) H 85,620 H 16,350 H 11,453 H 4,300 H 3,313 H 9,457 H 130,493 Integrated Annual Report 2022-23 287

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated)    As at March 31, 2022                Pound Australian Canadian Other    US $ Euro    Total    Sterling Dollar Dollar currencies (2) Trade receivables H 34,969 H 9,429 H 10,016 H 4,455 H 1,711 H 4,078 H 64,658 Unbilled receivables 22,003 3,928 3,522 2,159 872 2,335 34,819 Contract assets 4,239 3,417 3,968 1,194 168 957 13,943 Cash and cash equivalents 13,603 2,808 966 537 1,936 2,649 22,499 Other financial assets 44,559 3,980 354 519 626 1,319 51,357 Lease Liabilities (3,813) (3,449) (958) (189) (83) (1,420) (9,912) Trade payables and other financial liabilities (28,907) (9,087) (9,784) (1,725) (663) (6,193) (56,359) Net assets/(liabilities) H 86,653 H 11,026 H 8,084 H 6,950 H 4,567 H 3,725 H 121,005 (1) Other currencies reflect currencies such as Saudi Riyal, Singapore Dollar, Japanese Yen etc. (2) Other currencies reflect currencies such as Swiss Franc, Singapore Dollar, UAE Dirham etc. As at March 31, 2023 and 2022, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately H 1,305 and H 1,210, respectively. Interest rate risk Interest rate risk primarily arises from floating rate investments and borrowings, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company has taken certain interest rate swaps against its investments in floating rate instruments and if interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in (decrease)/increase in fair value of interest rate swaps by approximately H (67) and H 69 respectively, in other comprehensive income. From time to time the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in increase/(decrease) in fair value of interest rate swaps by approximately H 329 and H (340) respectively, in the consolidated statement of income. If interest rates were to increase by 100 bps as on March 31, 2023 and 2022, additional net annual interest expense on floating rate borrowing would amount to approximately H 887 and 951, respectively. Certain borrowings are also transacted at fixed interest rates. Credit risk Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2023 and 2022, and revenues for the years ended March 31, 2023 and 2022. There is no significant concentration of credit risk. Counterparty risk Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimised by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks is closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. Liquidity risk Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As of March 31, 2023, cash and cash equivalents are held with major banks and financial institutions. 288 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.    As at March 31, 2023                Interest    Less than 1    Beyond 4 Total cash included in Carrying    1-2 years 2-4 years                year    years flows total cash value                flows Borrowings(1) H 91,743 H 924 H 63,015 H—H 155,682 H (5,589) H 150,093 Lease liabilities(1) 9,620 7,130 7,233 3,087 27,070 (2,497) 24,573 Trade payables 59,723 ——59,723—59,723 Derivative liabilities 2,825 153 26—3,004—3,004 Other financial liabilities(2) 33,523 1,587 951 410 36,471 (350) 36,121                Interest    Less than 1    Beyond 4 Total cash included in Carrying    1-2 years 2-4 years                year    years flows total cash value                flows Contractual cash flows                Borrowings(1) H 97,693 H 912 H 1,706 H 57,261 H 157,572 H (5,876) H 151,696 Lease liabilities(1) 9,872 6,947 6,913 2,344 26,076 (1,843) 24,233 Trade payables 62,522 ——62,522—62,522 Derivative liabilities 585 10 38—633—633 Other financial liabilities(2) 65,081 2,833 220—68,134 (108) 68,026 (1) Includes future cash outflow towards estimated interest on borrowings and lease liabilities. (2) Includes future cash outflow towards estimated interest on contingent consideration The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:    As at As at March 31, 2023 March 31, 2022 Cash and cash equivalents H 91,880 H 103,836 Investments—current 309,232 241,655 Borrowings (150,093) (151,696) H 251,019 H 193,795 11. TRADE RECEIVABLES The following table represent ageing of Trade receivables as on March 31, 2023:    Outstanding for following periods from due date of payment    Less than 6 6 months— More than    Not Due    1-2 years 2-3 years Total    months 1 year    3 years Unsecured—Non-current                Undisputed Trade receivables – considered good H 863 H—H—H—H—H—H 863 Disputed Trade receivables–considered good — — —— H 863 H—H—H—H—H—H 863 Unsecured—Current                Undisputed Trade receivables – considered good H 87,165 H 36,588 H 1,578 H 871 H 927 H 1,970 H 129,099 Undisputed Trade receivables – credit impaired 370 306 68 32 133 1,148 2,057 Disputed Trade receivables–considered good 22 1 7 318 123 1,536 2,007 H 87,557 H 36,895 H 1,653 H 1,221 H 1,183 H 4,654 H 133,163 Gross Trade receivables                H 134,026 Less: Allowance for lifetime expected credit loss                (6,813) Net Trade receivables                H 127,213 Integrated Annual Report 2022-23 289

Reporting Context Our Capabilities Governance and Leadership Performance Overview    (C in millions, except share and per share data, unless otherwise stated) The following table represent ageing of Trade receivables as on March 31, 2022:    Outstanding for following periods from due date of payment    Less than 6 6 months— More than    Not Due    1-2 years 2-3 years Total    months 1 year    3 years Unsecured—Non-current                Undisputed Trade receivables – considered good H 1,060 H—H—H—H—H—H 1,060 Disputed Trade Receivables–considered good — 48 3,657 — 3,705 H 1,060 H—H 48 H 3,657 H—H—H 4,765 Unsecured—Current                Undisputed Trade receivables – considered good H 84,357 H 26,272 H 1,724 H 2,077 H 429 H 2,726 H 117,585 Undisputed Trade receivables – credit impaired 292 53 16 595 727 2,636 4,319 Disputed Trade receivables–considered good—377 17 640 55 2,525 3,614 H 84,649 H 26,702 H 1,757 H 3,312 H 1,211 H 7,887 H 125,518 Gross Trade receivables                H 130,283 Less: Allowance for lifetime expected credit loss                (10,299) Net Trade receivables                H 119,984 The activity in the allowance for lifetime expected credit loss is given below:    As at As at March 31, 2023 March 31, 2022 Balance at the beginning of the year H 10,299 H 11,077 Additions / (write-back) during the year, net (604) (797) Charged against allowance (3,302) (76) Translation adjustment 420 95 Balance at the end of the year H 6,813 H 10,299 12. OTHER FINANCIAL ASSETS    As at As at March 31, 2023 March 31, 2022 Non-current    Finance lease receivables H 4,742 H 4,262 Security deposits 1,566 1,396 Others 22 426 H 6,330 H 6,084 Current    Finance lease receivables H 5,672 H 5,065 Security deposits 1,549 1,513 Interest receivables 386 1,835 Dues from officers and employees 735 1,301 Deposit in interim dividend account—27,410 Others 754 5,790 H 9,096 H 42,914 H 15,426 H 48,998 290 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) Finance lease receivables Finance lease receivables consist of assets that are leased to customers for a contract term ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:    Minimum lease Present value of minimum lease payments payments As at As at As at As at March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Not later than one year H 6,031 H 5,223 H 5,672 H 5,065 Later than one year but not later than five years 5,008 4,504 4,742 4,262 Gross investment in lease H 11,039 H 9,727 H 10,414 H 9,327 Less: Unearned finance income (625) (400) — Present value of minimum lease payment receivables H 10,414 H 9,327 H 10,414 H 9,327 Included in the consolidated balance sheet as follows:    Non-current    H 4,742 H 4,262 Current    H 5,672 H 5,065 13. OTHER ASSETS    As at As at March 31, 2023 March 31, 2022 Non-current    Prepaid expenses H 5,375 H 7,079 Costs to obtain contract (1) 2,936 3,128 Costs to fulfil contract (2) 261 295 Capital advances 152 273 Others 5,034 4,324 H 13,758 H 15,099 Current    Prepaid expenses H 19,164 H 15,839 Dues from officers and employees 799 251 Advances to suppliers 2,506 3,179 Balance with GST and other authorities 7,929 7,566 Costs to obtain contract (1) 978 820 Costs to fulfil contract (2) 59 55 Others 1,464 1,223 H 32,899 H 28,933 H 46,657 H 44,032 (1) Costs to obtain contract amortisation of H 892 and H 902 during the year ended March 31, 2023 and 2022, respectively. (2) Costs to fulfil contract amortisation of H 58 and H 54 during the year ended March 31, 2023 and 2022, respectively. Integrated Annual Report 2022-23 291

Reporting Context Our Capabilities Governance and Leadership Performance Overview (C in millions, except share and per share data, unless otherwise stated) 14. INVENTORIES    As at As at March 31, 2023 March 31, 2022 Stock-in-trade H 1,158 H 1,308 Stores and spare parts 30 26 H 1,188 H 1,334 15. CASH AND CASH EQUIVALENTS    As at As at March 31, 2023 March 31, 2022 Balances with banks    Current accounts H 60,366 H 61,773 Demand deposits (1) 31,463 41,954 Unclaimed dividends 41 61 Cheques, drafts on hand 10 48 H 91,880 H 103,836    (1) These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.    Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:    As at As at March 31, 2023 March 31, 2022 Cash and cash equivalents H 91,880 H 103,836 Bank overdrafts (19) (3) H 91,861 H 103,833 16. EQUITY SHARE CAPITAL    As at As at March 31, 2023 March 31, 2022 Authorised capital    12,504,500,000 equity shares, par value of H 2 per share (March 31, 2022: 12,504,500,000) H 25,009 H 25,009 25,000,000 preference shares, par value of H 10 per share (March 31, 2022: 25,000,000) 250 250 150,000 10% Optionally convertible cumulative preference shares, par value of H 100 per share    (March 31, 2022: 150,000) 15 15 H 25,274 H 25,274 Issued, subscribed and fully paid-up capital    5,487,917,741 equity shares of H 2 each (March 31, 2022: 5,482,070,115) H 10,976 H 10,964 H 10,976 H 10,964 Terms / Rights attached to equity shares The Company has only one class of equity shares having a par value of H 2 per share. Each shareholder of equity shares is entitled to one vote per share. The Company declares and pays dividend in Indian Rupees. The final dividend proposed by the Board of Directors is subject to shareholders approval in the ensuing Annual General Meeting.    292 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements    (C in millions, except share and per share data, unless otherwise stated) Following is the summary of per share dividends recognised as distributions to equity shareholders:    For the year ended For the year ended March 31, 2023 March 31, 2022 Interim dividend (Board recommended the adoption of the interim dividend as the final H 1 per share H 6 per share dividend) (Refer to note 35)    In the event of liquidation of the Company, the equity shareholders will be entitled to receive the remaining assets of the Company, after distribution of all preferential amounts, if any, in proportion to the number of equity shares held by the shareholders. i. Reconciliation of number of shares    As at March 31, 2023 As at March 31, 2022    No. of Shares H Million No. of Shares H Million Opening number of equity shares / American    Depository Receipts (ADRs) outstanding 5,482,070,115 10,964 5,479,138,555 10,958 Equity shares issued pursuant to Employee Stock    Option Plan 5,847,626 12 2,931,560 6 Closing number of equity shares / ADRs    outstanding 5,487,917,741 10,976 5,482,070,115 10,964    ii. Details of shareholders holding more than 5% of the total equity shares of the Company    As at March 31, 2023 As at March 31, 2022 Name of the Shareholder                No. of Shares % held No. of Shares % held Mr. Azim Hasham Premji Partner representing    Hasham Traders 928,946,043 16.93 928,946,043 16.95 Mr. Azim Hasham Premji Partner representing    Prazim Traders 1,119,892,315 20.41 1,119,892,315 20.43 Mr. Azim Hasham Premji Partner representing Zash    Traders 1,135,618,360 20.69 1,135,618,360 20.72 Azim Premji Trust 558,676,017 10.18 558,676,017 10.19    iii. OtherdetailsofequitysharesforaperiodoffiveyearsimmediatelyprecedingMarch31,2023    (a) 237,500,000, 323,076,923 and 343,750,000 equity shares were bought back by the Company during the year ended March 31, 2021, 2020 and 2018 respectively.    (b) 1,508,469,180 and 2,433,074,327 bonus shares were issued during the year ended March 31, 2019 and 2018. iv. Shares reserved for issue under the employee stock incentive plans    For details of shares reserved for issue under the employee stock incentive plans of the Company, Refer to Note 34. Integrated Annual Report 2022-23 293

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) v. Details of shareholding of Promoters and Promoter Group are as under: As at March 31, 2023 As at March 31, 2022 Name of the Promoter and Promoter Group % change % change % of total % of total No. of Shares during No. of Shares during shares shares the year the year Azim H. Premji 236,815,234 4.3% 236,815,234 4.3% Yasmeen A. Premji 2,689,770 0.0% 2,689,770 0.0% Rishad A. Premji 1,738,057 0.0% 1,738,057 0.0% Tariq A. Premji 1,580,755 0.0% 1,580,755 0.0% 135.7% Mr Azim Hasham Premji Partner representing Hasham Traders 928,946,043 16.9% 928,946,043 16.9% Mr Azim Hasham Premji Partner representing Prazim Traders 1,119,892,315 20.4% 1,119,892,315 20.4% Mr Azim Hasham Premji Partner representing Zash Traders 1,135,618,360 20.7% 1,135,618,360 20.7% Hasham Investment And Trading Co. Pvt. Ltd. 1,425,034 0.0% 1,425,034 0.0% Azim Premji Trust (1) 558,676,017 10.2% 558,676,017 10.2% Azim Premji Philanthropic Initiatives Pvt. Ltd. (2) 14,568,663 0.3% 14,568,663 0.3% (1) Mr. Azim H. Premji disclaims the beneficial ownership of 558,676,017 shares held by Azim Premji Trust. (2) Mr. Azim H. Premji disclaims the beneficial ownership of 14,568,663 shares held by Azim Premji Philanthropic Initiatives Private Limited. 17. BORROWINGS As at As at March 31, 2023 March 31, 2022 Non current Unsecured Unsecured Notes 2026(1) H 61,272 H 56,403 Loans from institutions other than banks 60 H 61,272 H 56,463 Current Unsecured Borrowings from banks H 88,745 H 95,143 Loans from institutions other than banks 57 87 Bank overdrafts 19 3 H 88,821 H 95,233 H 150,093 H 151,696 (1) On June 23, 2021, Wipro IT Services LLC, a wholly owned step down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of H 501 (US$ 6.7 million). Interest on the Notes is payable semi annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX ST).

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Short term borrowings The Company had borrowings amounting to H 88,764 and H 95,146, as at March 31, 2023 and 2022, respectively. The principal source of borrowings from banks as at March 31, 2023 primarily consists of lines of credit of approximately H 76,667, U.S. Dollar (US$) 703 million, Canadian Dollar (CAD) 10 million, Saudi Riyal (SAR) 20 million, Euro (EUR) 13 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 90 million, Thai Baht (THB) 5 million, Indonesian Rupiah (IDR) 13,290 million, Brazilian Real (BRL) 2 million, Qatari Riyal (QAR) 10 million, Mexican Peso (MXN) 35 million and Israeli New Shekel (ILS) 1 million from bankers for working capital requirements and other short term needs. As at March 31, 2023, the Company has unutilised lines of credit aggregating H 24,917, US$ 313 million, CAD 10 million, SAR 20 million, EUR 13 million, GBP 7 million, BHD 1 million, THB 5 million, IDR 13,290 million, BRL 2 million, QAR 10 million, MXN 35 million and ILS 1 million. To utilise these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions. Long term borrowings A summary of long term borrowings is as follows: As at March 31, 2023 As at March 31, 2022 Currency Foreign Foreign Final currency in Indian Rupee currency in Indian Rupee maturity millions millions Unsecured Notes 2026 U.S. Dollar (US$) 746 H 61,272 June 26 744 H 56,403 Unsecured loans Indian Rupee (INR) 57 March 24 141 Euro (EUR) ^ 6 H 61,329 H 56,550 Non current portion of long term loans and borrowings 61,272 56,463 Current portion of long term loans and borrowings 57 87 ^ Value is less than 1 Interest expense on borrowings was H 6,648 and H 3,261 for the years ended March 31, 2023 and 2022, respectively. Cash and non cash changes in liabilities arising from financing activities: Non cash changes Issue expenses Net additions Effective Foreign April 1, 2022 Cash flow to Lease interest rate exchange March 31, 2023 on Notes Liabilities adjustment movements Borrowings H 151,693 H (7,876) H H H 108 H 6,149 H 150,074 Bank overdrafts 3 16 19 Lease liabilities 24,233 (9,711) 9,021 1,030 24,573 H 175,929 H (17,571) H H 9,021 H 108 H 7,179 H 174,666

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Non cash changes Issue expenses Net additions Effective Foreign April 1, 2021 Cash flow to Lease interest rate exchange March 31, 2022 on Notes Liabilities adjustment movements Borrowings H 83,202 H 68,310 H (298) H H 77 H 402 H 151,693 Bank overdrafts 130 (127) 3 Lease liabilities 21,182 (9,730) 12,532 249 24,233 H 104,514 H 58,453 H (298) H 12,532 H 77 H 651 H 175,929 Non fund based The Company has non fund based revolving credit facilities in various currencies equivalent to H 50,172 and H 48,369 as of March 31, 2023 and 2022, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2023 and 2022, an amount of H 34,096 and H 31,276, respectively, was unutilised out of these non fund based facilities. 18. OTHER FINANCIAL LIABILITIES As at As at March 31, 2023 March 31, 2022 Non current Contingent consideration (Refer to Note 10) H 1,545 H 2,423 Advance from customers Deposits and others 1,104 536 Cash Settled ADS RSUs 2 H 2,649 H 2,961 Current Salary payable H 29,331 H 31,955 Interim dividend payable 27,337 Contingent consideration (Refer to Note 10) 1,508 1,906 Deposits and others 684 1,255 Capital creditors 215 626 Advance from customers 1,373 1,582 Interest accrued but not due on borrowing 314 325 Unclaimed dividends 41 61 Cash settled ADS RSUs 6 18 H 33,472 H 65,065 H 36,121 H 68,026

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) 19. PROVISIONS As at As at March 31, 2023 March 31, 2022 Non current Provision for employee benefits H 2,947 H 2,720 Provision for warranty ^ 1 H 2,947 H 2,721 Current Provision for employee benefits H 15,885 H 15,310 Provision for onerous contracts 1,590 1,946 Provision for warranty 456 294 Others 503 531 H 18,434 H 18,081 H 21,381 H 20,802 ^ Value is less than 1 A summary of activity in provision for warranty, onerous contracts and other provisions is as follows: Year ended March 31, 2023 Year ended March 31, 2022 Provision Provision Provision Provision for for onerous Others Total for for onerous Others Total warranty contracts warranty contracts Provision at the beginning of the year H 295 H 1,946 H 531 H 2,772 H 215 H 2,358 H 864 H 3,437 Additions during the year, net(1) 414 866 1,280 307 1,080 191 1,578 Utilised/written back during the year (253) (1,222) (28) (1,503) (227) (1,492) (524) (2,243) Provision at the end of the year H 456 H 1,590 H 503 H 2,549 H 295 H 1,946 H 531 H 2,772 Included in the consolidated balance sheet as follows: Non current portion ^ H H ^ H 1 H H H 1 Current portion H 456 H 1,590 H 503 H 2,549 H 294 H 1,946 H 531 H 2,771 ^ Value is less than 1 (1)Addition in Provision for onerous contracts includes H 51 towards adoption of Amendments to Ind AS 37 – Onerous Contracts – Cost of Fulfilling a Contract. Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilised over a period of 1 to 2 years. Provision for onerous contracts is recognised when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) 20. OTHER LIABILITIES As at As at March 31, 2023 March 31, 2022 Non current: Others H 6,386 H 4,851 H 6,386 H 4,851 Current: Statutory and other liabilities H 13,155 H 15,490 Advance from customers 645 629 Others 530 522 H 14,330 H 16,641 H 20,716 H 21,492 21. TRADE PAYABLES The following table represent ageing of Trade payables as on March 31, 2023: Outstanding for following periods from due date of payment Less than 1 More than 3 Unbilled Not Due 1 2 years 2 3 years Total year years Trade payables H 37,995 H 18,496 H 2,506 H 173 H 99 H 454 H 59,723 The following table represent ageing of Trade payables as on March 31, 2022: Outstanding for following periods from due date of payment Less than 1 More than 3 Unbilled Not Due 1 2 years 2 3 years Total year years Trade payables H 33,837 H 24,911 H 2,963 H 205 H 40 H 566 H 62,522 Relationship with the Struck off companies Transactions with the Struck off companies: Transactions Balance Transactions Balance Name of Struck off Company Nature of during the outstanding during the outstanding Transaction year March as at March year March as at March 31, 2023 31, 2023 31, 2022 31, 2022 Viva Concrete Technologies Private Limited Payables H H 3 ^ H 4 Hexatric Solution Private Limited Payables 1 1 Mindpec Solutions Private Limited Payables 1 Justhire Online Talent Management Services Private Limited Payables ^ 2 Spunk Indo Marketings Private Limited Payables ^ 22. REVENUE FROM OPERATIONS A. Contract Assets and Liabilities Contract assets: During the year ended March 31, 2023 and 2022, H 15,541 and H 13,944 of contract assets pertaining to fixed price development contracts have been reclassified to receivables on completion of milestones. Contract liabilities: During the year ended March 31, 2023 and 2022, the Company recognised revenue of H 21,696 and H 18,880 arising from contract liabilities as at March 31, 2022 and 2021, respectively. Contract assets and liabilities are reported in a net position on a contract by contract basis at the end of each reporting period.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements B. Remaining Performance Obligations Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised, which includes contract liabilities and amounts that will be invoiced and recognised as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date, which are contracts invoiced on time and material basis and volume based. As at March 31, 2023 and 2022, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were H 317,612 and H 328,191, respectively, of which (₹ in millions, except share and per share data, unless otherwise stated) approximately 66% and 59%, respectively, is expected to be recognised as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause. C. Disaggregation of Revenue The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 38 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors. Information on disaggregation of revenues for the year ended March 31, 2023 is as follows: IT Services IT ISRE Total Americas 1 Americas 2 Europe APMEA Total Products A. Revenue Rendering of services H 260,143 H 277,024 H 255,435 H 100,404 H 893,006 H H 5,823 H 898,829 Sale of products 6,047 6,047 H 260,143 H 277,024 H 255,435 H 100,404 H 893,006 H 6,047 H 5,823 H 904,876 B. Revenue by sector Banking, Financial Services and Insurance H 4,611 H 171,085 H 102,741 H 33,406 H 311,843 Health 82,992 213 17,896 4,089 H 105,190 Consumer 109,398 4,087 38,010 16,149 H 167,644 Communications 13,059 1,399 13,510 14,405 H 42,373 Energy, Natural Resources and Utilities 739 39,949 39,767 22,280 H 102,735 Manufacturing 163 33,148 24,732 3,424 H 61,467 Technology 49,181 27,143 18,779 6,651 H 101,754 H 260,143 H 277,024 H 255,435 H 100,404 H 893,006 H 6,047 H 5,823 H 904,876 C. Revenue by nature of contract Fixed price and volume based H 150,188 H 141,397 H 146,280 H 58,667 H 496,532 H H 4,672 H 501,204 Time and materials 109,955 135,627 109,155 41,737 H 396,474 1,151 H 397,625 Products H 6,047 6,047 H 260,143 H 277,024 H 255,435 H 100,404 H 893,006 H 6,047 H 5,823 H 904,876

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Information on disaggregation of revenues for the year ended March 31, 2022 is as follows: IT Services IT ISRE Total Americas 1 Americas 2 Europe APMEA Total Products A. Revenue Rendering of services H 216,843 H 238,123 H 232,021 H 90,479 H 777,466 H H 7,295 H 784,761 Sale of products 6,173 6,173 H 216,843 H 238,123 H 232,021 H 90,479 H 777,466 H 6,173 H 7,295 H 790,934 B. Revenue by sector Banking, Financial Services and Insurance H 2,609 H 144,076 H 93,039 H 30,048 H 269,772 Health 73,542 127 13,975 3,407 91,051 Consumer 89,824 2,589 31,718 12,310 136,441 Communications 9,387 1,207 12,952 15,035 38,581 Energy, Natural Resources and Utilities 712 36,413 38,421 19,038 94,584 Manufacturing 199 26,662 23,220 3,197 53,278 Technology 40,570 27,049 18,696 7,444 93,759 H 216,843 H 238,123 H 232,021 H 90,479 H 777,466 H 6,173 H 7,295 H 790,934 C. Revenue by nature of contract Fixed price and volume based H 121,656 H 131,975 H 139,031 H 56,104 H 448,766 H H 5,789 H 454,555 Time and materials 95,187 106,148 92,990 34,375 328,700 1,506 330,206 Products 6,173 6,173 H 216,843 H 238,123 H 232,021 H 90,479 H 777,466 H 6,173 H 7,295 H 790,934 23. OTHER OPERATING INCOME, NET Year ended March 31, 2022 The Company sold its investment in Ensono Holdings, LLC as a result of an acquisition by another investor for a consideration of H 5,628 and recognised a cumulative gain of H 1,252 (net of tax H 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognised H 1,233 for the year ended March 31, 2022 under other operating income, net towards change in fair value of callable units pertaining to achievement of cumulative business targets. The Company sold its investment in Denim Group as a result of an acquisition by another investor for a consideration of H 1,652 and recognised a cumulative gain of H 953 in other operating income, net including reclassification of exchange differences on foreign currency translation. 24. OTHER INCOME Year ended Year ended March 31, 2023 March 31, 2022 Interest income H 16,889 H 13,114 Dividend income 3 2 Exchange fluctuation gain on foreign currency borrowings 1,485 Net gain from investments classified as FVTPL 1,344 1,270 Net gain/(loss) from investments classified as FVTOCI (51) 386 Finance and other income H 18,185 H 16,257 Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL H (4,342) H 808 Other foreign exchange gains/(losses), net 8,814 3,547 Foreign exchange gains, net H 4,472 H 4,355 H 22,657 H 20,612

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) 25. CHANGES IN INVENTORIES OF FINISHED GOODS AND STOCK IN TRADE Year ended Year ended March 31, 2023 March 31, 2022 Opening stock Finished goods H H 3 Stock in trade 1,308 936 H 1,308 H 939 Less: Closing stock Finished goods H H Stock in trade 1,158 1,308 H 1,158 H 1,308 H 150 H (369) 26. EMPLOYEE BENEFITS a) Employee costs includes Year ended Year ended March 31, 2023 March 31, 2022 Salaries and bonus H 516,063 H 429,837 Employee benefits plans 17,623 16,074 Share based compensation (1) 3,958 4,164 H 537,644 H 450,075 (1) Includes H (11) and H 54 for the years ended March 31, 2023 and 2022 respectively, towards cash settled ADS RSUs. Remeasurements of the defined benefit plans, net recognised in other comprehensive income include: Year ended Year ended March 31, 2023 March 31, 2022 Remeasurements of the defined benefit plans, net Return on plan assets excluding interest income (gain)/loss H 626 H (30) Actuarial (gain)/loss arising from financial assumptions (2,106) (625) Actuarial (gain)/loss arising from demographic assumptions 342 (667) Actuarial (gain)/loss arising from experience adjustments 741 920 Changes in asset ceiling 463 H 66 H (402) b) Gratuity and foreign pension Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefits plans in foreign jurisdictions. Amount recognised in the consolidated statement of profit and loss in respect of defined benefit plans is as follows: Year ended Year ended March 31, 2023 March 31, 2022 Current service cost H 2,682 H 2,674 Net interest on net defined benefit liability/(asset) 45 64 H 2,727 H 2,738 Actual return on plan assets H 184 H 715

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Change in present value of defined benefit obligation is summarised below: As at As at March 31, 2023 March 31, 2022 Defined benefit obligation at the beginning of the year H 18,893 H 15,475 Acquisitions (Refer to Note 8 and 41) 94 3,123 Current service cost 2,682 2,674 Interest on obligation 855 749 Benefits paid (3,291) (2,731) Remeasurement (gain)/loss Actuarial (gain)/loss arising from financial assumptions (2,106) (625) Actuarial (gain)/loss arising from demographic assumptions 342 (667) Actuarial (gain)/loss arising from experience adjustments 741 920 Translation adjustment 403 (25) Defined benefit obligation at the end of the year H 18,613 H 18,893 Change in plan assets is summarised below: As at As at March 31, 2023 March 31, 2022 Fair value of plan assets at the beginning of the year H 17,701 H 13,637 Acquisitions 1,636 Expected return on plan assets 810 685 Employer contributions 306 2,213 Benefits paid (513) (452) Remeasurement (loss)/gain Return on plan assets excluding interest income (loss)/gain (626) 30 Translation adjustment 327 (48) Fair value of plan assets at the end of the year H 18,005 H 17,701 Present value of unfunded obligation H (608) H (1,192) Effect of asset ceiling (490) H Recognised asset/(liability) H (1,098) H (1,192) Change in effect of asset ceiling is summarised below: As at As at March 31, 2023 March 31, 2022 Effect of asset ceiling at the beginning of the year H H Changes in the effect of limiting the surplus to the asset ceiling 463 Translation adjustment 27 Effect of asset ceiling at the end of the year H 490 H As at March 31, 2023 and 2022, plan assets were primarily invested in insurer managed funds. The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows: As at As at March 31, 2023 March 31, 2022 Discount rate 6.31% 4.54% Expected return on plan assets 6.31% 4.54% Expected rate of salary increase 6.30% 6.12% Duration of defined benefit obligations 8 years 8 years The expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations. The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company. The expected future contribution and estimated future benefit payments from the fund are as follows: Expected contribution to the fund during the year ending March 31, 2024 H 1,857 Estimated benefit payments from the fund for the year ending March 31: 2024 H 2,583 2025 2,126 2026 2,061 2027 2,068 2028 1,851 Thereafter 15,479 Total H 26,168 The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2023. Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage. As of March 31, 2023, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately H (1,288) and H 1,469 respectively (March 31, 2022: H (1,937) and H 1,000 respectively). As of March 31, 2023, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately H 986 and H (934) respectively (March 31, 2022: H 634 and H (635) respectively). The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the Balance Sheet.

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) c) Provident fund: The details of fund and plan assets are given below: As at As at March 31, 2023 March 31, 2022 Fair value of plan assets H 90,938 H 76,573 Present value of defined benefit obligation (90,938) (76,573) Net shortfall H H The total expense for the years ended March 31, 2023 and 2022 is H 5,941 and H 3,578, respectively. The plan assets have been invested as per the regulations of Employees’ Provident Fund Organisation (EPFO). The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows: As at As at March 31, 2023 March 31, 2022 Discount rate for the term of the obligation 7.35% 5.85% Average remaining tenure of investment portfolio 6 years 6 years Guaranteed rate of return 8.15% 8.10% d) Defined contribution plans: The total expense for the years ended March 31, 2023 and 2022 is H 9,000 and H 9,822 respectively. 27. Software license expense for internal use has been reclassified from facility expenses to a separate nature of expense (“Software license expense for internal use”) for the year ended March 31, 2023. Previous year figures have been reclassified accordingly. 28. Staff recruitment expense has been reclassified from miscellaneous expenses to legal and Professional charges for the year ended March 31, 2023. Previous year figures have been reclassified accordingly. 29. FINANCE COSTS Year ended Year ended March 31, 2023 March 31, 2022 Interest expense H 10,077 H 5,325 H 10,077 H 5,325 30. OTHER EXPENSES Year ended Year ended March 31, 2023 March 31, 2022 Rates, taxes and insurance H 5,905 H 4,548 Miscellaneous expenses(1) 2,700 2,112 H 8,605 H 6,660 (1)Refer to note 28.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) 31. INCOME TAX Income tax expense has been allocated as follows: Year ended Year ended March 31, 2023 March 31, 2022 Income tax expense as per the statement of profit and loss H 33,992 H 28,974 Income tax included in other comprehensive income towards: Gains/(losses) on investment securities (275) 243 Gains/(losses) on cash flow hedging derivatives (825) 14 Remeasurements of the defined benefit plans (16) 3 H 32,876 H 29,234 Income tax expenses consist of the following: Year ended Year ended March 31, 2023 March 31, 2022 Current taxes H 32,198 H 32,415 Deferred taxes 1,794 (3,441) H 33,992 H 28,974 The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before tax is as follows: Year ended Year ended March 31, 2023 March 31, 2022 Profit before tax H 147,657 H 151,408 Enacted income tax rate in India 34.94% 34.94% Computed expected tax expense 51,591 52,902 Effect of: Income exempt from tax (17,398) (17,503) Basis differences that will reverse during a tax holiday period 268 1,348 Income taxed at higher/(lower) rates (3,818) (5,649) Taxes related to prior years (536) (5,499) Changes in unrecognised deferred tax assets 618 669 Expenses disallowed for tax purpose 3,563 2,898 Others, net (296) (192) Income tax expense H 33,992 H 28,974 Effective tax rate 23.02% 19.14%

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) The components of deferred tax assets and liabilities are as follows: Year ended Year ended March 31, 2023 March 31, 2022 Carry forward losses (1) H 2,624 H 2,144 Trade payables and other liabilities 6,367 6,103 Allowance for lifetime expected credit losses 1,743 2,987 Cash flow hedges 359 Others 53 11,093 11,287 Property, plant and equipment (911) (1,058) Amortisable goodwill (3,855) (3,285) Intangible assets (10,170) (9,645) Interest Income and fair value movement of investments (1,170) (1,067) Contract liabilities (370) (60) Special Economic Zone re investment reserve (7,237) (5,549) Cash flow hedges (466) Others (433) H (24,146) H (21,130) Net deferred tax assets/(liabilities) H (13,053) H (9,843) Amounts presented in the consolidated balance sheet Deferred tax assets H 2,100 H 2,298 Deferred tax liabilities H (15,153) H (12,141) (1) Includes deferred tax asset recognised on carry forward losses pertaining to business combinations. Movement in deferred tax assets and liabilities Credit/ Credit/(charge) On account (charge) in the As at in other of business As at Movement during the year ended March 31, 2023 consolidated April 1, 2022 comprehensive combination March 31, 2023 statement of profit and loss income (1) and others Carry forward losses H 2,144 H 397 H 83 H H 2,624 Trade payables and other liabilities 6,103 99 165 6,367 Allowance for lifetime expected credit losses 2,987 (1,234) (10) 1,743 Property, plant and equipment (1,058) 202 (55) (911) Amortisable goodwill (3,285) (299) (271) (3,855) Intangible assets (9,645) 1,947 (722) (1,750) (10,170) Interest Income and fair value movement of investment (1,067) (367) 264 (1,170) Cash flow hedges (466) 825 359 Contract asset / (Contract liabilities) (60) (298) (12) (370) Special Economic Zone re investment reserve (5,549) (1,688) (7,237) Others 53 (553) (67) 134 (433) Total H (9,843) H (1,794) H 200 H (1,616) H (13,053)

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Credit/ (charge) in the Credit/(charge) On account As at in other of business As at Movement during the year ended March 31, 2022 consolidated April 1, 2021 comprehensive combination March 31, 2022 statement of profit and loss income (1) and others Carry forward losses H 1,637 H 1,083 H 101 H (677) H 2,144 Trade payables and other liabilities 5,115 363 41 584 6,103 Allowance for lifetime expected credit losses 3,208 (248) 27 2,987 Property, plant and equipment (1,241) 262 (30) (49) (1,058) Amortisable goodwill (2,065) (1,129) (91) (3,285) Intangible assets (1,249) 1,910 (212) (10,094) (9,645) Interest Income and fair value movement of investment (1,582) 424 (245) 336 (1,067) Cash flow hedges (452) (14) (466) Contract asset / (Contract liabilities) 91 (205) 7 47 (60) Special Economic Zone re investment reserve (6,494) 945 (5,549) Others 90 36 (98) 25 53 Total H (2,942) H 3,441 H (514) H (9,828) H (9,843) (1) Includes impact of foreign currency translation. Deferred taxes on unrealised foreign exchange gain/loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognised in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of profit and loss. In assessing the realizability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realise the benefits of these deductible differences. The amount of deferred tax asset considered realisable, however, could be reduced in the near term if the estimates of future taxable income during the carry forward period are reduced. Deferred tax asset amounting to H 9,321 and H 8,017 as at March 31, 2023 and 2022, respectively in respect of unused tax losses have not been recognised by the Company. The tax loss carry forwards of H 38,564 and H 32,117 as at March 31, 2023 and 2022, respectively, on which deferred tax asset has not been recognised by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilised in the foreseeable future. Approximately, H 35,621 and H 29,993 as at March 31, 2023 and 2022, respectively, of these tax loss carry forwards is not currently subject to expiration dates. The remaining tax loss carry forwards of approximately H 2,943 and H 2,124 as at March 31, 2023 and 2022, respectively, expires in various years through fiscal year 2042. The Company has recognised deferred tax assets of H 2,624 and H 2,144 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2023 and 2022, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilise these deferred tax assets. We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognised towards MAT in the consolidated balance sheet for the years ended March 31, 2023 and 2022. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set off against future tax liabilities computed under normal tax provisions.

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New special economic zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034 35. The impact of tax holidays has resulted in a decrease of current tax expense of H 16,718 and H 16,483 for the years ended March 31, 2023 and 2022, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2023 and 2022 was H 3.05 and H 3.02, respectively. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to H 108,274 and H 94,029 as at March 31, 2023 and 2022, respectively and branch profit tax @ 15% of the US branch profit have not been recognised. Further, it is not practicable to estimate the amount of the unrecognised deferred tax liabilities for these undistributed earnings. 32. FOREIGN CURRENCY TRANSLATION RESERVE The movement in foreign currency translation reserve attributable to equity holders of the Company is summarised below: As at As at March 31, 2023 March 31, 2022 Balance at the beginning of the year H 25,283 H 21,516 Translation difference related to foreign operations, net 16,181 3,925 Reclassification of foreign currency translation differences on sale of investment in associates (133) (158) and liquidation of subsidiaries to statement of profit and loss Balance at the end of the year H 41,331 H 25,283 33. EARNINGS PER EQUITY SHARE A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below: Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares. Year ended Year ended March 31, 2023 March 31, 2022 Profit attributable to equity holders of the Company H 113,500 H 122,296 Weighted average number of equity shares outstanding 5,477,466,573 5,466,705,840 Basic earnings per share H 20.73 H 22.37 Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. Year ended Year ended March 31, 2023 March 31, 2022 Profit attributable to equity holders of the Company H 113,500 H 122,296 Weighted average number of equity shares outstanding 5,477,466,573 5,466,705,840 Effect of dilutive equivalent share options 11,524,602 15,377,598 Weighted average number of equity shares for diluted earnings per share 5,488,991,175 5,482,083,438 Diluted earnings per share H 20.68 H 22.31 34. EMPLOYEE STOCK INCENTIVE PLAN The stock compensation expense recognised for employee services received during the year ended March 31, 2023 and 2022 were H 3,958 and H 4,164, respectively. Wipro Equity Reward Trust (“WERT”) In 1984, the Company established a controlled trust called WERT. In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 9,895,836 and 14,689,729 treasury shares as at March 31, 2023 and 2022, respectively. Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows: Number of options Range of exercise Name of Plan reserved under the plan price Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (1) 59,797,979 US $ 0.03 Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (1) 59,797,979 H 2 Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (1) 49,831,651 H 2 Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 (2) 39,546,197 H 2 Employees covered under stock option plans and restricted stock unit (the “RSUs”) option plans (collectively, the “Stock Option Plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. (1) The maximum contractual term for these RSUs option plans is perpetual until the options are available for grant under the plan. (2) The maximum contractual term for these Stock Option Plans is up to May 29, 2023, until the options are available for grant under the plan.

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) The activity in equity settled stock option plans and restricted stock unit option plan is summarised below: Range of exercise price Number of options and weighted average Year ended Year ended March exercise price March 31, 2023 31, 2022 Outstanding at the beginning of the year H 2 12,242,672 15,831,948 US$ 0.03 17,511,902 10,822,476 H 2 2,756,820 2,500,481 Granted (1) US$ 0.03 8,440,980 10,470,026 Adjustment of Performance based stock options on completion of H 2 (343,451) 608,435 performance measurement period US$ 0.03 (943,333) 570,076 H 2 (4,910,689) (4,712,311) Exercised US$ 0.03 (5,730,830) (2,930,735) H 2 (1,292,861) (1,985,881) Forfeited and expired US$ 0.03 (2,821,161) (1,419,941) H 2 8,452,491 12,242,672 Outstanding at the end of the year US$ 0.03 16,457,558 17,511,902 H 2 2,806,799 2,478,568 Exercisable at the end of the year US$ 0.03 1,329,682 1,072,118 (1) Includes Nil and 1,135,949 Performance based stock options (RSUs) during the year ended March 31, 2023 and 2022, respectively. Nil and 2,941,546 Performance based stock options (ADS) during the year ended March 31, 2023 and 2022, respectively. Performance based stock options (RSUs) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company. The activity in cash settled stock option plans and restricted stock unit option plans is summarised below: Number of options Year ended Year ended March March 31, 2023 31, 2022 Outstanding at the beginning of the year 24,600 78,199 Exercised (12,800) (46,133) Forfeited and lapsed (7,466) Outstanding at the end of the year 11,800 24,600 Exercisable at the end of the year 7,600 2,800 The following table summarises information about outstanding stock options and restricted stock unit option plan: Year ended March 31, 2023 Year ended March 31, 2022 Range of exercise price and weighted average exercise price Number of Weighted average Number of Weighted average remaining life remaining life options options (months) (months) H 2 8,452,491 14 12,242,672 13 US$ 0.03 16,457,558 21 17,511,902 20 The weighted average grant date fair value of options granted during the year ended March 31, 2023 and 2022 was H 422.37 and H 603.47 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2023 and 2022 was H 421.06 and H 604.47 for each option, respectively. 35. DIVIDENDS AND BUYBACK OF EQUITY SHARES The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) The cash dividends paid per equity share were H 6 (including H 5 declared on March 25, 2022) and H 1, during the year ended March 31, 2023 and 2022, respectively. 36. ADDITIONAL CAPITAL DISCLOSURES The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. The capital structure as of March 31, 2023 and 2022 was as follows: As at As at % Change March 31, 2023 March 31, 2022 Equity attributable to the equity shareholders of the Company (A) H 776,679 H 654,030 18.8% As percentage of total capital 82% 79% Current borrowings 88,821 95,233 Non current borrowings 61,272 56,463 Lease liabilities 24,573 24,233 Total borrowings and lease liabilities (B) H 174,666 H 175,929 (0.7)% As percentage of total capital 18% 21% Total capital (A) + (B) H 951,345 H 829,959 14.6% Borrowings and Lease liabilities represents 18% and 21% of total capital as of March 31, 2023 and 2022, respectively. The Company is not subjected to any externally imposed capital requirements. 37. COMMITMENTS AND CONTINGENCIES Capital commitments: As at March 31, 2023 and 2022 the Company had committed to spend approximately H 7,675 and H 11,376 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Guarantees: As at March 31, 2023 and 2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately H 16,076 and H 17,094 respectively, as part of the bank line of credit. Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/penalty notices issued under the Income tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and special economic zone units, capitalisation of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Income tax claims against the Company amounting to H 91,465 and H 92,476 are not acknowledged as debt as at March 31, 2023 and March 31, 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to H 15,240 and H 12,092 as of March 31, 2023 and March 31, 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments. 38. SEGMENT INFORMATION The Company is organised into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”). IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re organised IT Services segment to four Strategic Market Units (“SMUs”) Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries. Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa. Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers. Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. IT Products: The Company is a value added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products. ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous. Information on reportable segments for the year ended March 31, 2023 is as follows: IT Services IT Reconciling ISRE Total Americas 1 Americas 2 Europe APMEA Total Products Items Revenue H 261,270 H 278,374 H 256,845 H 100,989 H 897,478 H 6,047 H 5,823 H H 909,348 Other operating income, net Segment result 49,264 56,567 35,048 8,945 149,824 (176) 441 (1,442) 148,647 Unallocated (9,041) (9,041) Segment result Total H 140,783 H (176) H 441 H (1,442) H 139,606 Finance costs (10,077) Finance and other income 18,185 Share of net profit/(loss) of associates accounted for (57) using the equity method Profit before tax H 147,657 Income tax expense (33,992) Profit for the year H 113,665 Depreciation, amortisation H 33,402 and impairment Information on reportable segments for the year ended March 31, 2022 is as follows: IT Services IT Reconciling ISRE Total Americas 1 Americas 2 Europe APMEA Total Products Items Revenue H 217,874 H 239,404 H 233,443 H 91,103 H 781,824 H 6,173 H 7,295 H (3) H 795,289 Other operating income, net 2,186 2,186 Segment result 42,820 47,376 35,739 10,523 136,458 115 1,173 53 137,799 Unallocated 434 434 Segment result Total H 139,078 H 115 H 1,173 H 53 H 140,419 Finance costs (5,325) Finance and other income 16,257 Share of net profit /(loss) of associates accounted for 57 using the equity method Profit before tax H 151,408 Income tax expense (28,974) Profit for the year H 122,434 Depreciation, amortisation H 30,778 and impairment

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Revenues from India, being Company’s country of domicile, is H 25,115 and H 25,939 for year ended March 31, 2023 and 2022, respectively. Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below: Year ended Year ended March 31, 2023 March 31, 2022 United States of America H 506,690 H 427,021 United Kingdom 113,023 101,437 Total H 619,713 H 528,458 No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2023 and 2022. Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous. Notes: a) “Reconciling items” includes elimination of inter segment transactions and other corporate activities. b) Revenue from sale of Company owned Intellectual Properties is reported as a part of IT Services revenues. c) For the purpose of segment reporting, the Company has included the impact of “Foreign exchange gains, net” of H 4,472 and H 4,355 for the year ended March 31, 2023 and 2022, respectively, in revenues, which is reported as a part of ‘Other income’ in the consolidated statement of profit and loss. d) Restructuring cost of H 1,355 and H Nil is included under Reconciling items for the years ended March 31, 2023 and 2022, respectively. e) Other operating income/(loss) of H Nil and H 2,186 is included as part of IT Services segment results for the years ended March 31, 2023 and 2022, respectively. Refer to Note 23. f) Segment results of IT Services segment are after recognition of share based compensation expense H 3,958 and H 4,164 for the year ended March 31, 2023 and 2022, respectively. 39. RELATED PARTY RELATIONSHIP AND TRANSACTIONS List of subsidiaries and associates as of March 31, 2023 are provided in the table below: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Attune Consulting India Private India Limited Capco Technologies Private Limited India Encore Theme Technologies Private India Limited Wipro Chengdu Limited China Wipro Holdings (UK) Limited U.K. Designit A/S Denmark Designit Denmark A/S Denmark Designit Germany GmbH Germany Designit Oslo A/S Norway Designit Spain Digital, S.L.U Spain Designit Sweden AB Sweden Designit T.L.V Ltd. Israel

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (₹ in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro 4C NV Belgium Wipro 4C Consulting France SAS France Wipro 4C Danmark ApS Denmark Wipro 4C Nederland B.V Netherlands Wipro Weare4C UK Limited (1) U.K. Wipro Bahrain Limited Co. W.L.L Bahrain Wipro Financial Outsourcing Services U.K. Limited (formerly known as Wipro Europe Limited) Wipro UK Limited U.K. Wipro Financial Services UK Limited U.K. Wipro Gulf LLC Sultanate of Oman Wipro IT Services S.R.L. Romania Wipro HR Services India Private India Limited Wipro IT Services Bangladesh Limited Bangladesh Wipro IT Services UK Societas U.K. Grove Holdings 2 S.á.r.l Luxembourg Capco Solution Services Gmbh Germany The Capital Markets Company Italy Srl Italy Capco Brasil Serviços E Consultoria Brazil Em Informática Ltda The Capital Markets Company BV (1) Belgium PT. WT Indonesia Indonesia Rainbow Software LLC Iraq Wipro Arabia Limited (2) Saudi Arabia Women’s Business Park Technologies Saudi Arabia Limited (2) Wipro Doha LLC Qatar Wipro Holdings Hungary Korlátolt Hungary Felelősségű Társaság Wipro Holdings Investment Korlátolt Hungary Felelősségű Társaság Wipro Information Technology Egypt Egypt SAE Wipro Information Technology Netherlands Netherlands BV. Wipro do Brasil Technologia Ltda (1) Brazil Wipro Information Technology Kazakhstan Kazakhstan LLP

Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro Outsourcing Services (Ireland) Ireland Limited Wipro Portugal S.A. (1) Portugal Wipro Solutions Canada Limited Canada Wipro Technologies Limited Russia Wipro Technologies Peru SAC Peru Wipro Technologies W.T. Sociedad Costa Rica Anonima Wipro Technology Chile SPA Chile Wipro IT Service Ukraine, LLC Ukraine Wipro IT Services Poland SP Z.O.O Poland Wipro Technologies Australia Pty Ltd Australia Wipro Ampion Holdings Pty Ltd (1) Australia (formerly known as Ampion Holdings Pty Ltd) Wipro Technologies SA Argentina Wipro Technologies SA DE CV Mexico Wipro Technologies South Africa South Africa (Proprietary) Limited Wipro Technologies Nigeria Limited Nigeria Wipro Technologies SRL Romania Wipro (Thailand) Co. Limited Thailand Wipro Japan KK Japan Designit Tokyo Co., Ltd. Japan Wipro Networks Pte Limited Singapore Wipro (Dalian) Limited China Wipro Technologies SDN BHD Malaysia Wipro Overseas IT Services Private India Limited Wipro Philippines, Inc. Philippines Wipro Shanghai Limited China Wipro Trademarks Holding Limited India Wipro Travel Services Limited India Wipro VLSI Design Services India India Private Limited Wipro, LLC USA Wipro Gallagher Solutions, LLC USA Wipro Insurance Solutions, LLC USA Wipro IT Services, LLC USA Cardinal US Holdings, Inc.(1) USA

(₹ in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Convergence Acceleration Solutions, USA LLC Designit North America, Inc. USA Edgile, LLC USA HealthPlan Services, Inc. (1) USA Infocrossing, LLC USA International TechneGroup USA Incorporated (1) LeanSwift Solutions, Inc.(1) USA Rizing Intermediate Holdings, Inc. (1) USA Wipro Appirio, Inc. (1) USA Wipro Designit Services, Inc. (1) USA Wipro VLSI Design Services, LLC USA The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. (2) All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited. (1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Cardinal US Holdings, Inc. USA ATOM Solutions LLC USA Capco Consulting Services LLC USA Capco RISC Consulting LLC USA The Capital Markets Company LLC USA HealthPlan Services, Inc. USA HealthPlan Services Insurance Agency, USA LLC International TechneGroup Incorpo USA rated International TechneGroup Ltd. U.K. ITI Proficiency Ltd Israel MechWorks S.R.L. Italy LeanSwift Solutions, Inc. USA LeanSwift AB Sweden LeanSwift Solutions, LLC USA

(₹ in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Rizing Intermediate Holdings, Inc. USA Rizing Lanka (Pvt) Ltd (formerly known Sri Lanka as Attune Lanka (Pvt) Ltd) Attune Netherlands B.V. (3) Netherlands Rizing Solutions Canada Inc. Canada Rizing LLC USA Aasonn Philippines Inc. Philippines Rizing B.V. Netherlands Rizing Consulting Ireland Limited Ireland Rizing Consulting Pty Ltd. Australia Rizing Geospatial LLC USA Rizing GmbH Germany Rizing Limited U.K. Rizing Middle East DMCC United Arab Emirates Rizing Pte Ltd. (3) Singapore Vesta Middle East FZE United Arab Emirates The Capital Markets Company BV Belgium CapAfric Consulting (Pty) Ltd South Africa Capco Belgium BV Belgium Capco Consultancy (Malaysia) Sdn. Malaysia Bhd Capco Consultancy (Thailand) Ltd Thailand Capco Consulting Singapore Pte. Ltd Singapore Capco Greece Single Member P.C Greece Capco Poland sp. z.o.o Poland The Capital Markets Company (UK) Ltd U.K. Capco (UK) 1, Limited U.K. The Capital Markets Company BV Netherlands The Capital Markets Company GmbH Germany Capco Austria GmbH Austria The Capital Markets Company Limited Hong Kong Capco Consulting Services China (Guangzhou) Company Limited The Capital Markets Company Limited Canada The Capital Markets Company S.á.r.l Switzerland Andrion AG Switzerland The Capital Markets Company S.A.S France

(₹ in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation The Capital Markets Company s.r.o Slovakia Wipro Ampion Holdings Pty Ltd Australia (formerly known as Ampion Holdings Pty Ltd) Wipro Ampion Pty Ltd (formerly known Australia as Ampion Pty Ltd) Wipro Iris Holdco Pty Ltd (3) (formerly Australia known as Iris Holdco Pty Ltd) Wipro Revolution IT Pty Ltd (formerly Australia known as Revolution IT Pty Ltd) Crowdsprint Pty Ltd Australia Wipro Shelde Australia Pty Ltd Australia (formerly known as Shelde Pty Ltd) Wipro Appirio, Inc. USA Wipro Appirio (Ireland) Limited Ireland Wipro Appirio UK Limited U.K. Wipro Appirio, K.K. Japan Topcoder, LLC. USA Wipro Designit Services, Inc. USA Wipro Designit Services Limited Ireland Wipro do Brasil Technologia Ltda Brazil Wipro do Brasil Servicos Ltda Brazil Wipro Do Brasil Sistemetas De Brazil Informatica Ltd Wipro Portugal S.A. Portugal Wipro Technologies GmbH Germany Wipro Business Solutions GmbH (3) Germany Wipro IT Services Austria GmbH Austria Wipro Weare4C UK Limited U.K. CloudSocius DMCC United Arab Emirates (3) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Attune Netherlands B.V. Netherlands Attune Australia Pty Ltd Australia Rizing Consulting USA, Inc. (formerly USA known as Attune Consulting USA, Inc.) Rizing Germany GmbH (formerly Germany known as Attune Germany GmbH )

(₹ in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Attune Italia S.R.L Italy Rizing Management LLC (formerly USA known as Attune Management LLC) Attune UK Ltd. U.K. Rizing Pte Ltd. Singapore Rizing New Zealand Ltd. New Zealand Rizing Philippines Inc. Philippines Rizing SDN BHD Malaysia Rizing Solutions Pty Ltd Australia Synchrony Global SDN BHD Malaysia Wipro Business Solutions GmbH Germany Wipro Technology Solutions S.R.L Romania Wipro Iris Holdco Pty Ltd (formerly Australia known as Iris Holdco Pty Ltd) Wipro Iris Bidco Pty Ltd (formerly Australia known as Iris Bidco Pty Ltd) As at March 31, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method. The list of controlled trusts and firms are: Name of the entity Country of incorporation Wipro Equity Reward Trust India Wipro Foundation India The other related parties are: Name of the related parties: Nature Azim Premji Foundation Entity controlled by Promoters Azim Premji Foundation for Development Entity controlled by Promoters Hasham Traders Entity controlled by Promoters Prazim Traders Entity controlled by Promoters Zash Traders Entity controlled by Promoters Hasham Investment and Trading Co. Pvt. Ltd Entity controlled by Promoters Azim Premji Philanthropic Initiatives Pvt. Ltd Entity controlled by Promoters Azim Premji Trust Entity controlled by Promoters Azim Premji Trustee Company Pvt Ltd Entity controlled by Promoters Azim Premji Safe Deposit Pvt Ltd Entity controlled by Promoters Hasham Premji Pvt Ltd Entity controlled by Promoters PI Opportunities Fund I Entity controlled by Promoters PI Opportunities Fund II Entity controlled by Promoters Apex Trust Entity controlled by Promoters Napean Trading and Investment Company (Singapore) Pte Ltd Entity controlled by Promoters Pioneer Private Trust Entity controlled by Promoters Pioneer Investment Fund Entity controlled by Promoters

(₹ in millions, except share and per share data, unless otherwise stated) Name of the related parties: Nature Azim Premji Trust Services Pvt Ltd Entity controlled by Promoters Pl International Holdings LLC Entity controlled by Promoters Tarish Investment & Trading Co. Pvt Ltd Entity controlled by Promoters Azim Premji Custodial & Management Service Private Limited Entity controlled by Promoters Azim Premji Education Trust Entity controlled by Promoters Prazim Trading & Investment Company Private Limited Entity controlled by Promoters Central Camera Co. Pvt. Ltd. Entity controlled by Promoters Gem Photographic (India) Pvt. Ltd. Entity controlled by Promoters Nina Investment & Estates Pvt. Ltd. Entity controlled by Promoters Varsha Investment & Estates Pvt. Ltd. Entity controlled by Promoters Bharti Investment & Estates Pvt. Ltd. Entity controlled by Promoters Napean Opportunities LLP Entity controlled by Promoters Best Value Chem Private Limited Entity controlled by Promoters PI Investment Advisory LLP Entity controlled by Promoters WEPL Family Trust Entity controlled by Promoters Hygienic Research Institute Private Limited Entity controlled by Promoters S.B. Packagings Private Limited Entity controlled by Promoters Wipro Enterprises (P) Limited Entity controlled by Promoters Financial Software and Systems Private Limited Entity with significant influence of Promoters Wipro GE Healthcare Private Limited Joint Venture between Wipro Enterprises (P) Limited and General Electric Key management personnel Rishad A. Premji Chairman of the board (designated as “Executive Chairman”) Thierry Delaporte Chief Executive Officer and Managing Director Azim H. Premji Non Executive, Non Independent Director (designated as “Founder Chairman”) (1) William Arthur Owens Independent Director(2) Päivi Rekonen Independent Director(3) Ireena Vittal Independent Director Dr. Patrick J. Ennis Independent Director Patrick Dupuis Independent Director Deepak M. Satwalekar Independent Director Tulsi Naidu Independent Director Jatin Pravinchandra Dalal Chief Financial Officer M. Sanaulla Khan Company Secretary (1) Mr. Azim H. Premji is the ultimate controlling party. (2) Mr. William Arthur Owens retired as Independent Director with effect from on July 31, 2022. (3) Ms. Päivi Rekonen was appointed as Independent Director with effect from October 1, 2022 for a term of five years. Relatives of key management personnel: Yasmeen A. Premji Tariq A. Premji

(₹ in millions, except share and per share data, unless otherwise stated) The Company has the following related party transactions: Entities controlled by/with significant Key Management Personnel (1) Transactions / balances influence of Promoters March 31, 2023 March 31, 2022 March 31, 2023 March 31, 2022 Sale of goods and services H 451 H 182 H H Assets purchased 129 158 Dividend(1) 22,555 3,760 1,458 244 Buyback of shares Rental income 26 3 Rent paid 1 2 7 8 Others 27 49 Key management personnel (2) Remuneration and short term benefits H H H 827 H 823 Other benefits 312 386 Balance as at the year end Receivables H 313 H 198 H H Payables 168 295 (1) Includes relative of key management personnel. (2) Post employment benefit comprising compensated absences is not disclosed as this are determined for the Company as a whole. Other benefits include H 302 and H 368, for the year ended March 31, 2023 and 2022, respectively towards amortisation of RSUs granted to them which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company. The following are the significant related party transactions during the year ended March 31, 2023 and 2022: Year ended Year ended March March 31, 2023 31, 2022 Asset purchased/capitalised Wipro Enterprises (P) Limited H 129 H 158 Sale of goods and services Wipro Enterprises (P) Limited H 288 H 161 Dividend paid Hasham Traders H 5,574 H 929 Prazim Traders 6,719 1,120 Zash Traders 6,814 1,136 Azim Premji Trust 3,352 559 Azim H. Premji 1,421 237 Rental income PI Investment Advisory LLP H 24 H Wipro Enterprises (P) Limited 2 3 Remuneration paid to key management personnel Azim H. Premji H 11 H 10 Rishad A. Premji 78 138 Thierry Delaporte 824 798 Jatin Pravinchandra Dalal 89 120 M. Sanaulla Khan 27 28 All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large.

(₹ in millions, except share and per share data, unless otherwise stated) 40. ADDITIONAL INFORMATION AS REQUIRED UNDER SCHEDULE III TO THE COMPANIES ACT, 2013 PURSUANT TO PARA 2 OF GENERAL INSTRUCTIONS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS Share in Profit or Share in Other Share in total Net Asset comprehensive comprehensive Loss Name of the entity income income As % of Amount As % of Amount As % of Amount As % of Amount total in H total in H total in H total in H Parent Wipro Limited 60.2% H 627,623 98.6% H 91,767 70.5% H (6,098) 101.4% 85,669 Indian Subsidiaries Attune Consulting India Private Limited 0.0% 105 0.0% 20 0.0% (3) 0.0% 17 Capco Technologies Private Limited 0.2% 2,467 0.7% 625 0.1% (6) 0.7% 619 Encore Theme Technologies Private Limited 0.0% 150 (0.0)% (44) 0.0% ^ (0.1)% (44) Wipro HR Services India Private Limited 0.7% 7,718 1.2% 1,134 (0.6)% 53 1.4% 1,187 Wipro Overseas IT Services Private Limited 0.0% ^ 0.0% ^ 0.0% ^ Wipro Trademarks Holding Limited 0.0% 52 0.0% 2 0.0% 2 Wipro Travel Services Limited 0.0% 104 0.0% ^ 0.0% ^ Wipro VLSI Design Services India Private Limited 0.1% 624 0.1% 124 (0.1)% 12 0.2% 136 Foreign Subsidiaries Aasonn Philippines Inc. 0.0% 26 (0.0)% (3) (0.0)% 1 (0.0)% (2) Andrion AG 0.0% 40 0.0% 18 (0.0)% 3 0.0% 21 ATOM Solutions LLC 0.0% 187 0.0% 1 (0.2)% 15 0.0% 16 Attune Australia Pty Ltd (0.0)% (23) 0.0% 12 0.0% ^ 0.0% 12 Attune Hong Kong Limited(5) Attune Italia S.R.L 0.0% 47 0.0% 7 (0.0)% 4 0.0% 11 Attune Netherlands B.V. (0.1)% (1,183) (0.1)% (65) 0.9% (79) (0.2)% (144) Attune UK Ltd. 0.0% 156 0.1% 92 (0.1)% 8 0.1% 100 CapAfric Consulting (Pty) Ltd (0.0)% (6) (0.0)% (1) 0.0% ^ (0.0)% (1) Capco (Canada) GP ULC(5) Capco (Canada) LP(5) 0.0% 27 0.0% 27 Capco (UK) 1, Limited 0.0% ^ (0.0)% (10) 0.0% (4) (0.0)% (14) CAPCO (US) LLC(5) (0.5)% (500) (0.3)% 28 (0.6)% (472) Capco Austria GmbH 0.0% 140 (0.0)% (27) (0.1)% 8 (0.0)% (19) Capco Belgium BV 0.0% 141 0.0% 45 0.1% (5) 0.0% 40 Capco Brasil Serviços E Consultoria Em Informática Ltda 0.0% 474 0.1% 63 (0.1)% 9 0.1% 72 Capco Consultancy (Malaysia) Sdn. Bhd (0.0)% (53) (0.0)% (29) 0.0% (2) (0.0)% (31) Capco Consultancy (Thailand) Ltd (0.0)% (6) 0.1% 94 0.0% ^ 0.1% 94

(C in millions, except share and per share data, unless otherwise stated) Share in Profit or Share in Other Share in total Net Asset comprehensive comprehensive Loss Name of the entity income income As % of Amount As % of Amount As % of Amount As % of Amount total in H total in H total in H total in H Capco Consulting Services (Guangzhou) Company Limited - - - - - - - - Capco Consulting Services LLC 0.1% 1,047 0.6% 589 (1.0)% 84 0.8% 673 Capco Consulting Singapore Pte. Ltd (0.0)% (254) (0.2)% (155) 0.2% (18) (0.2)% (173) Capco Greece Single Member P.C (0.0)% (95) (0.0)% (22) 0.1% (6) (0.0)% (28) Capco Poland sp. z.o.o 0.0% 158 0.1% 89 (0.1)% 10 0.1% 99 Capco RISC Consulting LLC (0.0)% (88) (0.2)% (177) (0.7)% 61 (0.1)% (116) Capco Solution Services Gmbh 0.0% 2 - - 0.0% ^ - - Cardinal Foreign Holdings S.á.r.l(5) - - - - (1.3)% 111 0.1% 111 Cardinal US Holdings, Inc. 2.3% 24,184 1.1% 1,022 (1.3)% 111 1.3% 1,133 Cloudsocius DMCC 0.0% 14 (0.0)% (24) 0.2% (19) (0.1)% (43) Convergence Acceleration Solutions, LLC 0.1% 734 0.2% 154 (0.6)% 48 0.2% 202 Crowdsprint Pty Ltd (0.0)% (24) (0.0)% (7) (0.0)% 1 (0.0)% (6) Designit A/S 0.3% 3,427 (0.0)% (3) (0.5)% 42 0.0% 39 Designit Denmark A/S 0.0% 5 (0.4)% (405) (0.1)% 7 (0.5)% (398) Designit Germany GmbH (0.0)% (402) (0.1)% (133) 0.3% (25) (0.2)% (158) Designit North America, Inc. (0.2)% (1,772) (0.2)% (192) 1.5% (127) (0.4)% (319) Designit Oslo A/S 0.0% 15 (0.2)% (160) 0.1% (8) (0.2)% (168) Designit Spain Digital, S.L.U 0.0% 16 (0.1)% (65) 0.0% (4) (0.1)% (69) Designit Sweden AB (0.0)% (248) (0.1)% (78) (0.1)% 5 (0.1)% (73) Designit T.L.V Ltd. 0.0% 5 (0.1)% (105) 0.0% (3) (0.1)% (108) Designit Tokyo Co., Ltd. (0.0)% (191) (0.0)% (29) 0.0% ^ (0.0)% (29) Edgile, LLC 0.1% 1,125 (0.3)% (290) (1.2)% 104 (0.2)% (186) Grove Holdings 2 S.á.r.l 0.2% 2,186 (0.0)% (11) 0.8% (67) (0.1)% (78) HealthPlan Services Insurance Agency, LLC 0.1% 570 0.2% 211 (0.4)% 33 0.3% 244 HealthPlan Services, Inc. 0.5% 5,723 (0.5)% (493) (5.5)% 472 (0.0)% (21) Infocrossing, LLC (0.5)% (4,710) 2.2% 2,035 (1.9)% 164 2.6% 2,199 International TechneGroup Incorporated 0.1% 772 0.2% 226 (0.4)% 38 0.3% 264 International TechneGroup Ltd. 0.0% 2 (0.0)% (22) 0.0% (1) (0.0)% (23) ITI Proficiency Ltd (0.0)% (181) (0.1)% (65) (0.1)% 8 (0.1)% (57) LeanSwift AB (0.0)% (56) (0.1)% (84) 0.0% (3) (0.1)% (87) LeanSwift Solutions, Inc. 0.0% 149 (0.0)% (19) (0.2)% 13 (0.0)% (6) LeanSwift Solutions, LLC - - - - - - - - MechWorks S.R.L. 0.0% 307 0.1% 95 (0.1)% 6 0.1% 101 NEOS Holdings LLC(5) - - - - - - - - NEOS LLC(5) - - 0.0% 8 - - 0.0% 8 Neos Software LLC(5) - - 0.0% 12 0.0% ^ 0.0% 12 PT. WT Indonesia 0.1% 764 0.0% 19 (0.3)% 28 0.1% 47

(C in millions, except share and per share data, unless otherwise stated) Share in Profit or Share in Other Share in total Net Asset comprehensive comprehensive Loss Name of the entity income income As % of Amount As % of Amount As % of Amount As % of Amount total in H total in H total in H total in H Rainbow Software LLC - ^ 0.0% 8 0.0% ^ 0.0% 8 Rizing B.V. 0.0% 122 (0.0)% (43) 0.1% (11) (0.1)% (54) Rizing Consulting Ireland Limited 0.0% 208 0.0% ^ 0.4% (31) (0.0)% (31) Rizing Consulting Pty Ltd. 0.1% 795 0.3% 324 (0.1)% 5 0.4% 329 Rizing Consulting USA, Inc. (Formerly known as Attune Consulting USA, Inc.) 0.0% 477 (0.0)% (30) (0.3)% 27 (0.0)% (3) Rizing Geospatial LLC (0.0)% (316) (0.1)% (100) 0.2% (14) (0.1)% (114) Rizing Germany GmbH (Formerly known as Attune Germany GmbH ) 0.2% 2,073 0.1% 108 (2.1)% 178 0.3% 286 Rizing GmbH (0.0)% (85) 0.0% 4 0.1% (7) (0.0)% (3) Rizing Inc.(5) - - - - - - - - Rizing Intermediate Holdings, Inc. 1.3% 13,629 - - (7.7)% 662 0.8% 662 Rizing Intermediate Inc.(5) - - - - - - - - Rizing Lanka (Pvt) Ltd (Formerly known as Attune Lanka (Pvt) Ltd) 0.1% 1,433 0.5% 511 (0.5)% 39 0.7% 550 Rizing Limited (0.0)% (325) (0.1)% (119) 0.2% (17) (0.2)% (136) Rizing LLC (0.6)% (6,305) 0.5% 505 4.1% (358) 0.2% 147 Rizing Management LLC (Formerly known as Attune Management LLC) 0.0% 23 0.0% 45 0.0% ^ 0.1% 45 Rizing Middle East DMCC - - 0.0% ^ 0.0% ^ 0.0% ^ Rizing New Zealand Ltd. (0.0)% (84) (0.0)% (23) 0.0% (3) (0.0)% (26) Rizing Philippines Inc. (0.1)% (897) (0.2)% (214) 0.3% (22) (0.3)% (236) Rizing Pte Ltd. (0.0)% (183) (0.0)% (40) 0.2% (17) (0.1)% (57) Rizing SDN BHD (0.0)% (159) (0.1)% (56) 0.1% (7) (0.1)% (63) Rizing Solutions Canada Inc. (0.0)% (203) (0.3)% (276) 0.0% ^ (0.3)% (276) Rizing Solutions Pty Ltd (0.1)% (1,007) (0.3)% (288) 0.1% (8) (0.4)% (296) Synchrony Global SDN BHD - - (0.0)% (1) 0.0% ^ (0.0)% (1) The Capital Markets Company (UK) Ltd 0.1% 948 0.9% 800 (0.5)% 44 1.0% 844 The Capital Markets Company BV(3) 0.0% 82 (0.0)% (2) (0.1)% 5 0.0% 3 The Capital Markets Company BV(4) 0.3% 3,442 (3.6)% (3,319) 5.0% (434) (4.4)% (3,753) The Capital Markets Company GmbH (0.0)% (66) (0.3)% (280) 0.2% (21) (0.4)% (301) The Capital Markets Company Italy Srl 0.0% 1 - - 0.0% ^ - - The Capital Markets Company Limited(1) 0.8% 8,016 2.2% 2,012 (0.2)% 15 2.4% 2,027 The Capital Markets Company Limited(2) (0.0)% (67) (0.4)% (372) (0.2)% 15 (0.4)% (357) The Capital Markets Company LLC 0.5% 5,700 3.9% 3,647 (2.4)% 208 4.6% 3,855 The Capital Markets Company S.á.r.l 0.1% 861 0.2% 152 (0.2)% 18 0.2% 170 The Capital Markets Company S.A.S 0.1% 775 0.2% 181 (1.6)% 138 0.4% 319

Share in Profit or Share in Other Share in total Net Asset comprehensive comprehensive Loss Name of the entity income income As % of Amount As % of Amount As % of Amount As % of Amount total in H total in H total in H total in H The Capital Markets Company s.r.o 0.0% 116 (0.0)% (33) (0.1)% 7 (0.0)% (26) Topcoder, LLC. 0.0% 6 (0.0)% (15) (0.0)% 1 (0.0)% (14) Vesta Middle East FZE - - 0.0% 1 0.0% ^ 0.0% 1 Wipro (Dalian) Limited 0.1% 954 0.2% 175 (0.0)% 4 0.2% 179 Wipro (Thailand) Co. Limited 0.0% 317 0.1% 58 (0.2)% 17 0.1% 75 Wipro 4C Consulting France SAS (0.0)% (510) (0.1)% (127) 0.4% (31) (0.2)% (158) Wipro 4C Danmark ApS (0.0)% (101) 0.0% 32 0.1% (6) 0.0% 26 Wipro 4C Nederland B.V 0.0% 5 (0.0)% (10) 0.0% ^ (0.0)% (10) Wipro 4C NV 0.0% 407 (0.7)% (682) 0.2% (13) (0.8)% (695) Wipro Ampion Holdings Pty Ltd (Formerly known as Ampion Holdings Pty Ltd) 0.0% 446 (0.1)% (54) 0.2% (16) (0.1)% (70) Wipro Ampion Pty Ltd (Formerly known as Ampion Pty Ltd) - - 0.0% 39 0.0% ^ 0.0% 39 Wipro Appirio (Ireland) Limited 0.0% 340 0.1% 61 (0.2)% 21 0.1% 82 Wipro Appirio UK Limited (0.1)% (576) 0.0% 12 0.2% (13) (0.0)% (1) Wipro Appirio, Inc. 0.3% 3,267 0.7% 673 (1.1)% 93 0.9% 766 Wipro Appirio, K.K. 0.0% 51 0.4% 334 (0.2)% 16 0.4% 350 Wipro Arabia Limited 0.3% 3,059 0.7% 637 (1.5)% 132 0.9% 769 Wipro Bahrain Limited Co. W.L.L 0.0% 218 (0.1)% (52) (0.2)% 14 (0.0)% (38) Wipro Business Solutions GmbH 0.5% 4,777 0.1% 126 (3.4)% 295 0.5% 421 Wipro Chengdu Limited 0.2% 1,987 0.6% 598 (0.0)% 1 0.7% 599 Wipro Designit Services Limited 0.0% 44 0.0% 8 (0.0)% 3 0.0% 11 Wipro Designit Services, Inc. (0.0)% (187) (0.1)% (55) 0.1% (11) (0.1)% (66) Wipro do Brasil Servicos Ltda 0.0% 323 0.0% 28 (0.1)% 6 0.0% 34 Wipro Do Brasil Sistemetas De Informatica Ltd (0.0)% (30) (0.1)% (48) 0.0% (1) (0.1)% (49) Wipro do Brasil Technologia Ltda 0.3% 3,091 (1.6)% (1,455) (3.1)% 264 (1.4)% (1,191) Wipro Doha LLC 0.1% 784 0.3% 269 (0.5)% 41 0.4% 310 Wipro Financial Outsourcing Services Limited (Formerly known as Wipro Europe Limited) 0.0% 157 (0.0)% (1) - - (0.0)% (1) Wipro Financial Services UK Limited 0.0% 2 0.0% ^ 0.0% ^ 0.0% ^ Wipro Gallagher Solutions, LLC 0.0% 311 (0.0)% (38) (0.8)% 71 0.0% 33 Wipro Gulf LLC 0.0% 121 (0.2)% (178) (0.2)% 18 (0.2)% (160) Wipro Holdings (UK) Limited 0.1% 1,200 (6.1)% (5,693) (4.1)% 354 (6.3)% (5,339) Wipro Holdings Hungary Korlátolt Felelősségű Társaság 3.3% 33,968 1.0% 937 - - 1.1% 937 Wipro Holdings Investment Korlátolt Felelősségű Társaság 2.7% 27,834 2.8% 2,638 - - 3.1% 2,638

Share in Profit or Share in Other Share in total Net Asset comprehensive comprehensive Loss Name of the entity income income As % of Amount As % of Amount As % of Amount As % of Amount total in H total in H total in H total in H Wipro Information Technology Egypt SAE (0.0)% (139) (0.1)% (74) (0.8)% 68 (0.0)% (6) Wipro Information Technology Kazakhstan LLP (0.0)% (44) (0.0)% (9) 0.0% (4) (0.0)% (13) Wipro Information Technology 1.1% 11,587 (0.3)% (253) (0.5)% 42 (0.2)% Netherlands BV. (211) Wipro Insurance Solutions, LLC 0.0% 70 (0.1)% (68) (0.1)% 9 (0.1)% (59) Wipro Iris Bidco Pty Ltd (Formerly known as Iris Bidco Pty Ltd) - - 0.0% ^ 0.0% ^ 0.0% ^ Wipro Iris Holdco Pty Ltd (Formerly known as Iris Holdco Pty Ltd) - - 0.0% 5 0.0% (1) 0.0% 4 Wipro IT Service Ukraine, LLC 0.0% 6 0.0% ^ 0.0% (1) (0.0)% (1) Wipro IT Services Austria GmbH 0.0% 332 0.0% 37 (0.2)% 20 0.1% 57 Wipro IT Services Bangladesh Limited (0.0)% (514) (0.7)% (675) (0.3)% 26 (0.8)% (649) Wipro IT Services Poland SP Z.O.O 0.1% 1,378 0.1% 100 (0.9)% 77 0.2% 177 Wipro IT Services S.R.L. 0.0% 126 0.0% 7 (0.1)% 7 0.0% 14 Wipro IT Services UK Societas 6.9% 72,269 (3.3)% (3,118) 0.0% ^ (3.7)% (3,118) Wipro IT Services, LLC 4.8% 50,291 (12.0)% (11,204) 84.0% (7,269) (21.9)% (18,473) Wipro Japan KK 0.1% 761 0.1% 102 0.4% (33) 0.1% 69 Wipro Networks Pte Limited 0.2% 2,356 0.7% 687 (1.4)% 122 1.0% 809 Wipro Opus Risk Solutions, LLC(5) - - 0.8% 728 1.3% (113) 0.7% 615 Wipro Outsourcing Services (Ireland) Limited 0.0% 307 0.1% 70 (0.2)% 19 0.1% 89 Wipro Philippines, Inc. 1.0% 10,002 5.4% 5,048 (4.2)% 359 6.4% 5,407 Wipro Poland SP Z.O.O(5) - - 0.0% 1 0.0% ^ 0.0% 1 Wipro Portugal S.A. 0.7% 7,384 0.2% 156 (0.3)% 23 0.2% 179 Wipro Revolution IT Pty Ltd (Formerly known as Revolution IT Pty Ltd) 0.1% 749 0.3% 294 0.2% (15) 0.3% 279 Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) Ltd 0.1% 774 0.1% 117 0.0% ^ 0.1% 117 Wipro SA Broad Based Ownership Scheme Trust 0.0% 311 0.1% 89 (0.8)% 68 0.2% 157 Wipro Shanghai Limited 0.0% 204 0.0% 16 0.0% ^ 0.0% 16 Wipro Shelde Australia Pty Ltd (Formerly known as Shelde Pty Ltd) 0.0% 324 0.0% 27 0.1% (10) 0.0% 17 Wipro Solutions Canada Limited 0.1% 1,095 0.1% 62 (0.0)% 4 0.1% 66 Wipro Technologies Australia Pty Ltd 0.2% 2,353 (1.5)% (1,368) (2.0)% 177 (1.4)% (1,191) Wipro Technologies GmbH 0.6% 6,743 (1.1)% (1,032) (3.4)% 291 (0.9)% (741) Wipro Technologies Limited 0.0% 27 (0.0)% (27) (0.1)% 11 (0.0)% (16) Wipro Technologies Nigeria Limited 0.0% 118 (0.0)% (29) 0.0% (1) (0.0)% (30) Wipro Technologies Peru SAC 0.0% 218 (0.0)% (25) (0.2)% 15 (0.0)% (10)

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under Ind AS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Share in Other Share in total Share in Profit or Net Asset comprehensive comprehensive Loss Name of the entity income income As % of Amount As % of Amount As % of Amount As % of Amount total in H total in H total in H total in H Wipro Technologies SA 0.0% 140 0.1% 71 1.0% (86) (0.0)% (15) Wipro Technologies SA DE CV 0.2% 1,584 0.3% 309 (2.7)% 237 0.6% 546 Wipro Technologies SDN BHD 0.0% 26 0.0% 14 (0.0)% 1 0.0% 15 Wipro Technologies South Africa (Proprietary) Limited 0.1% 536 0.0% 26 1.2% (103) (0.1)% (77) Wipro Technologies SRL 0.1% 894 0.3% 263 (0.6)% 53 0.4% 316 Wipro Technologies W.T. Sociedad Anonima (0.1)% (751) (0.0)% (20) 2.1% (183) (0.2)% (203) Wipro Technology Chile SPA 0.0% 317 0.1% 76 (0.3)% 27 0.1% 103 Wipro Technology Solutions S.R.L 0.0% 462 0.0% 44 (0.3)% 27 0.1% 71 Wipro UK Limited 0.0% 140 (0.0)% (1) - - (0.0)% (1) Wipro VLSI Design Services, LLC 0.0% 204 (0.0)% (4) (0.7)% 58 0.1% 54 Wipro Weare4C UK Limited (0.0)% (329) (0.4)% (388) 0.2% (19) (0.5)% (407) Wipro, LLC 8.1% 84,444 7.0% 6,535 (9.2)% 796 8.7% 7,331 Women’s Business Park Technologies Limited (0.0)% (401) (0.1)% (132) 0.3% (28) (0.2)% (160) Associates Drivestream Inc. 0.1% H 780 (0.1)% H (57) - H - (0.1)% (57) Trusts Wipro Equity Reward Trust 0.1% H 1,510 0.1% H 105 - H - 0.1% 105 Wipro Foundation (0.0)% (5) 0.0% 13 0.0% ^ 0.0% 13 Total 100% H 1,041,875 100% H 93,110 100% H (8,649) 100% H 84,461 Non-controlling interest H (589) H (165) H (52) (217) Adjustment arising out of consolidation (264,607) 20,555 19,387 39,942 Grand Total H 776,679 H 113,500 H 10,686 H 124,186 ^ Value is less than 1 (1) The Capital Markets Company Limited is incorporated in Canada. (2) The Capital Markets Company Limited is incorporated in Hong Kong. (3) The Capital Markets Company BV incorporated in Belgium. (4) The Capital Markets Company BV incorporated in Netherlands. (5) Liquidated during the year ended March 31, 2023. 328 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under Ind AS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 41. As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH ) and Metro Systems Romania S.R.L. (currently known as Wipro Technology Solutions S.R.L.), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of H 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under Ind AS 103 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to H 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortised over the tenure of the contract as reduction in revenues. 42. The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published. 43. EVENTS AFTER THE REPORTING PERIOD On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of H 2 each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of H 445 per equity share for an aggregate amount not exceeding H 120,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately. As per our Report of even date attached For and on behalf of the Board of Directors for Deloitte Haskins & Sells LLP Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Chartered Accountants Chairman Director Chief Executive Officer Firm’s Registration No.: 117366W/W—100018 (DIN: 02983899) (DIN: 00009627) and Managing Director (DIN: 08107242) Anand Subramanian Jatin Pravinchandra Dalal M. Sanaulla Khan Partner Chief Financial Officer Company Secretary Membership No.: 110815 Bengaluru May 24, 2023 Integrated Annual Report 2022-23 329

330 Pursuant to first proviso to sub-section (3) of section 129 of Companies Act, 2013, read with rule 5 of Companies (Accounts) Rules,2014—AOC-1, the Company is presenting summarised financial information about individual subsidiaries as at March 31, 2023/January 31, 2023/December 31, 2022 Reporting Information relating to Subsidiaries as at March 31, 2023/ January 31, 2023/December 31, 2022Context Part -A- Subsidiaries Proposed Exchange rate Total Date of Profit Provision Profit Dividend as on Share Total Liabilities Sr. becoming the Reporting Reporting Reserves % of before for after (incl. Name of the Subsidiary Mar 31, 2023/Jan capital Assets excluding No. subsidiary/ period Currency & Surplus Investments Holding Turnover taxation taxation taxation dividend 31, 2023/ Dec 31, (h) (h) (6) & (7) acquisition (h) (h) & (g) (h) (h) (h) (h) tax) 2022 (h) (h) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) Our 1 Wipro, LLC 07-Jul-98 31-Mar-23 USD 82.17 116,516 (24,656) 142,648 50,788 22,297 100% 112,363 6,991 296 6,695 — 2 The Capital Markets Company, 29-Apr-21 31-Mar-23 USD 82.17 11,112 (5,457) 9,988 4,332 — 100% 26,056 4,047 225 3,822 —LLC 3 The Capital Markets Company 29-Apr-21 31-Mar-23 GBP 101.81 516 403 8,395 7,476 — 100% 24,075 801 (77) 878 —Capabilities (UK) Ltd 4 Wipro do Brasil Servicos Ltda 14-Aug-20 31-Dec-22 BRL 15.67 193 121 545 231 — 100% 1,307 (13) 7 (21)—(Formerly IVIA Servicos De Informatica Ltda) 5 Healthplan Services, Inc 29-Feb-16 31-Dec-22 USD 82.73 8,769 (3,237) 11,509 5,977 — 100% 14,751 (892) (169) (723)— 6 Wipro Technologies GmbH 30-Jun-06 31-Mar-23 EUR 89.38 7,555 (416) 15,608 8,470 — 100% 16,492 1,815 391 1,424 — 7 Wipro Solutions Canada 16-Aug-14 31-Mar-23 CAD 60.66 1,941 (846) 9,373 8,278 — 100% 11,076 268 207 62 —Limited 8 Wipro Philippines, Inc. 16-Oct-07 31-Mar-23 PHP 1.51 285 9,717 12,509 2,507 — 100% 14,887 5,419 167 5,252 — 9 Wipro Arabia Limited 19-Jun-07 31-Mar-23 SAR 21.89 657 1,852 10,542 8,033 —67% 14,641 215 113 102 — 10 Wipro HR Services India Pvt Ltd 01-Sep-18 31-Mar-23 INR 1.00 70 7,683 10,327 2,574 4,015 100% 12,225 1,499 330 1,169 —Governance 11 The Capital Markets Company 29-Apr-21 31-Mar-23 CAD 60.66 * 8,007 10,202 2,195 — 100% 9,250 2,377 374 2,003 — Limited and 12 Designit Tokyo Co., Ltd. 06-Aug-15 31-Mar-23 JPY 0.62 10 (202) 10 201 — 100% 39 (32) * (32)— 13 Infocrossing LLC 20-Sep-07 31-Mar-23 USD 82.17 * 1,509 3,844 2,335 — 100% 9,441 2,178 609 1,569 — 14 Wipro Technologies SA DE C V 13-Jun-07 31-Mar-23 MXN 4,55 912 673 5,778 4,194 — 100% 9,052 738 393 345 — 15 Wipro Appirio Inc. (formerly 23-Nov-16 31-Mar-23 USD 82.17 * 1,386 3,069 1,683 — 100% 4,318 922 232 690 —Leadership known as Appirio, Inc.) 16 Wipro do Brasil Technologia 29-May-01 31-Dec-22 BRL 15.67 2,909 1,467 7,015 2,640 — 100% 8,858 410 120 289 —Ltda 17 Wipro Business Solutions 01-Apr-21 31-Mar-23 EUR 89.38 55 4,723 5,846 1,068 — 100% 4,921 343 208 135 —GmbH(formerly known as Metro-nom GmbH) 18 Wipro Technologies SRL 17-Aug-06 31-Mar-23 RON 18.05 195 700 3,180 2,285 — 100% 4,788 293 13 280 — 19 Capco Consulting Services, LLC 29-Apr-21 31-Mar-23 USD 82.17 * 1,039 3,731 2,692 — 100% 5,288 948 353 595 —Ambitions 20 Wipro Gallagher Solutions, LLC 01-Jul-08 31-Mar-23 USD 82.17 4,056 (3,746) 1,843 1,533 — 100% 4,419 107 147 (39)— 21 Wipro Designit Services, Inc. 21-Feb-20 31-Mar-23 USD 82.17 * (187) 908 1,095 * 100% 4,092 (49) 7 (56)—Performance (formerly known Rational Interaction, Inc.) Realized 22 Wipro IT Services Poland SP 06-Apr-12 31-Mar-23 PLN 19.11 * 1,377 2,341 963 — 100% 3,439 236 128 108 — . Z.O.O Overview

Proposed Exchange rate Total Date of Profit Provision Profit Dividend Value Sr. becoming the Reporting Reporting as on Share Reserves Total Liabilities % of before for after (incl. Name of the Subsidiary Mar 31, 2023/Jan capital Assets excluding No. subsidiary/ period Currency & Surplus Investments Holding Turnover taxation taxation taxation dividend Integrated 31, 2023/ Dec 31, (h) (h) (6) & (7) acquisition 2022 (h) (h) (h) & (g) (h) (h) (h) (h) tax) Creation (h) 23 Capco Technologies Pvt. Ltd 29-Apr-21 31-Mar-23 INR 1.00 * 2,481 2,976 495 — 100% 4,318 758 195 563 —for Annual 24 Capco RISC Consulting, LLC 29-Apr-21 31-Mar-23 USD 82.17 * (90) 2,146 2,236 — 100% 3,256 (114) 70 (184)— 25 The Capital Markets Company 29-Apr-21 31-Dec-22 EUR 88.47 2 98 1,157 1,057 — 100% 3,073 (518) * (518)— Report GmbH 26 Wipro Networks Pte. Limited 15-Dec-99 31-Mar-23 USD 82.17 1,838 721 3,005 446 — 100% 3,196 731 36 696 —Stakeholders 2022 27 The Capital Markets Company 29-Apr-21 31-Dec-22 CHF 89.76 2 451 1,946 1,493 — 100% 2,410 (452) (7) (446) — 23 S.a.r.l. 28 Wipro VLSI Design Services 24-Feb-21 31-Mar-23 INR 1.00 * 623 886 262 — 100% 2,178 128 7 121 —India Private Limited (formerly known as Eximius Design India Private Limited) 29 LeanSwift AB 31-Dec-21 31-Dec-22 SEK 7.97 * (85) 116 200 — 100% 348 (133) * (133)— 30 Wipro Japan KK 01-May-98 31-Mar-23 JPY 0.62 266 526 1,332 540— 100% 2,305 234 96 138— 31 Wipro Chengdu Limited 21-Oct-08 31-Dec-22 RMB 11.99 457 1,399 2,559 703 — 100% 1,988 525 79 446 — 32 Topcoder, LLC 23-Nov-16 31-Mar-23 USD 82.17 1,923 (1,918) 165 159 — 100% 2,953 (23) (7) (15)— 33 Wipro Technology Solutions 01-Apr-21 31-Mar-23 RON 18.05 22 440 719 257 — 100% 2,345 107 46 61 —S.R.L (formerly known as Metro Systems Romania S.R.L) 34 Wipro VLSI Design Services, 24-Feb-21 31-Mar-23 USD 82.17 * 204 515 311 — 100% 777 10 14 (4)— LLC (formerly known as Eximius Statutory Design, LLC) 35 The Capital Markets Company 29-Apr-21 31-Dec-22 EUR 88.47 3 731 2,670 1,935— 100% 3,844 146 4 142— S.A.S. Reports 36 Wipro Technologies Australia 30-Apr-12 31-Mar-23 AUD 54.97 3,848 (1,482) 8,242 5,876 — 100% 2,296 (1,322) 92 (1,415)— Pty Ltd. and 37 International Technegroup Inc. 03-Oct-19 31-Mar-23 USD 82.17 21 796 1,394 576 — 100% 1,816 294 63 231 — 38 Wipro Technologies South 02-Nov-10 31-Mar-23 ZAR 4.63 * 530 1,090 560 — 100% 1,452 45 20 25 — Africa (Proprietary) Limited Financial 39 Wipro Portugal SA 30-Jun-06 31-Mar-23 EUR 89.38 3,955 2,178 6,475 343 — 100% 1,763 834 34 800 — 40 Wipro Holdings (UK) Limited 09-Dec-02 31-Mar-23 GBP 101.81 15,513 (14,662) 7,449 6,598 2,764 100% 1,862 (5,980) 84 (6,065)— 41 PT WT Indonesia 24-Jul-09 31-Mar-23 IDR 0.01 74 727 1,005 204 — 100% 959 22 * 22— 42 Wipro (Dalian) Limited 25-Dec-15 31-Dec-22 RMB 11.99 633 276 1,620 712 — 100% 2,204 182 35 147 —Statements 43 Wipro Weare4C UK LIMITED 10-Aug-20 31-Mar-23 GBP 101.81 253 (581) 502 830 — 100% 903 (505) (98) (407)—(formerly known as Weare4C UK Limited) 44 The Capital Markets Company 29-Apr-21 31-Dec-22 HKD 10.61 * 120 804 685 — 100% 1,702 (363) 82 (445)—Limited 45 Edgile, LLC 31-Dec-21 31-Mar-23 USD 82.17 * 1,125 1,593 468 — 100% 4,498 (247) 50 (297)— 46 Wipro IT Services Bangladesh 09-Jan-18 31-Mar-23 BDT 0.77 325 (864) 1,630 2169 — 100% 1,335 (632) 16 (648)—Limited 47 Wipro IT Services Austria GmbH 15-Jun-16 31-Mar-23 EUR 89.38 7 325 510 179 — 100% 1,037 58 18 40—(formerly known as Cellent GmbH) 331 48 Wipro Doha LLC(f) 26-Feb-14 31-Mar-23 QAR 22.37 4 842 1,011 165 — 100% 1,334 366 28 338— 49 Wipro 4C NV 10-Aug-20 31-Jan-23 EUR 88.73 536 (1,284) 1,047 1,795 — 100% 782 (69) 8 (77)—

Proposed 332 Exchange rate Total Date of Profit Provision Profit Dividend as on Share Total Liabilities Sr. becoming the Reporting Reporting Reserves % of before for after (incl. Name of the Subsidiary Mar 31, 2023/Jan capital Assets excluding No. subsidiary/ period Currency & Surplus Investments Holding Turnover taxation taxation taxation dividend 31, 2023/ Dec 31, (h) (h) (6) & (7) Reporting acquisition 2022 (h) (h) (h) & (g) (h) (h) (h) (h) tax) (h) 50 The Capital Markets Company 29-Apr-21 31-Mar-23 EUR 89.38 181 2,965 6,008 2,863— 100% 932 2,022 1 2,021—Context BV 51 Capco Brasil Serviços e 29-Apr-21 31-Mar-23 BRL 16.13 190 283 877 403 — 100% 1,085 47 (42) 89 —Consultoria em Informática Ltda 52 The Capital Markets Company, 29-Apr-21 31-Dec-22 EUR 88.47 * 79 1,177 1,097— 100% 792 27 8 19—s. r. o. 53 Wipro Gulf LLC 01-Jun-11 31-Mar-23 OMR 213.15 32 43 402 327— 100% 397 (218) 8 (226)— 54 Wipro 4C Danmark ApS 10-Aug-20 31-Mar-23 DKK 12.00 1 (119) 191 309 — 100% 573 10 (8) 19 —Our (formerly known as 4C Danmark ApS) 55 Designit Oslo A/S 06-Aug-15 31-Mar-23 NOK 7.86 * (86) 169 254 — 100% 372 (185) 2 (187)— 56 Designit A/S 06-Aug-15 31-Mar-23 DKK 12.00 120 758 2,176 1,298 — 100% 209 (1643) (9) (1,634)—Capabilities 57 Designit North America, Inc. 06-Aug-15 31-Mar-23 USD 82.17 17 (1,790) 229 2,002 — 100% 277 (271) (75) (197)—(formerly known as Cooper Software, Inc.) 58 Capco Poland Sp. z.o.o. 29-Apr-21 31-Mar-23 PLN 19.11 * 157 410 253 — 100% 941 117 22 95 — 59 Capco Greece Single Member 29-Apr-21 31-Mar-23 EUR 89.38 410 (399) 138 127 — 100% 818 6 (1) 7—P.C 60 Andrion AG 29-Apr-21 31-Dec-22 CHF 89.76 13 77 175 85 — 100% 544 (6) (1) (5)— 61 Wipro 4C Consulting France 10-Aug-20 31-Mar-23 EUR 89.38 75 (585) 146 656 — 100% 301 (136) * (136)—SAS (formerly known as 4C Consulting France) 62 Capco Consultancy (Malaysia) 29-Apr-21 31-Dec-22 MYR 18.76 210 (258) 179 226 — 100% 611 (20) * (20)— Sdn. Bhd. Governance 63 Wipro Technology Chile SPA 19-Dec-11 31-Mar-23 CLP 0.10 294 23 417 100 — 100% 280 86 * 86 — 64 Women’s Business Park 26-Oct-17 31-Mar-23 SAR 21.89 82 (484) 1,311 1,714 —55% 717 (136) (12) (124)—and Technologies Limited 65 Wipro Appirio (Ireland) Limited 23-Nov-16 31-Mar-23 EUR 89.38 91 249 396 56 — 100% 1,381 75 9 65 —(formerly known as Appirio Ltd) 66 Wipro Appirio K.K (formerly 23-Nov-16 31-Mar-23 JPY 0.62 6 46 51 *— 100% 107 390 54 336 —Leadership known as Appirio, K.K) 67 Wipro Outsourcing Services 14-May-12 31-Mar-23 EUR 89.38 * 310 378 67— 100% 346 58 (18) 76 —(Ireland) Limited 68 Wipro Information Technology 30-Jun-06 31-Mar-23 EUR 89.38 8,022 4,734 13,984 1,228 — 100% 736 (384) (114) (270)—Netherlands BV 69 Wipro Technologies WT 15-Oct-10 31-Mar-23 CRC 0.15 * (751) 489 1,240 — 100% 452 (24) * (24)—Sociedad Anonima 70 Capco Austria GmbH 29-Apr-21 31-Mar-23 EUR 89.38 47 91 274 135— 100% 497 (25) 33 (57)— 71 Designit Denmark A/S 06-Aug-15 31-Mar-23 DKK 12.00 14 322 572 235 — 100% 743 (451) (41) (410)—Ambitions 72 LeanSwift Solutions, Inc. 31-Dec-21 31-Mar-23 USD 82.17 * 149 643 494 — 100% 1,600 (55) (36) (20)— 73 Wipro Bahrain Limited Co. WLL 28-Oct-09 31-Mar-23 BHD 217.92 11 207 566 348— 100% 319 (58) * (58)—Performance 74 Designit T.L.V Ltd. 06-Aug-15 31-Mar-23 ILS 22.70 * 3 156 153 — 100% 274 (102) * (102)— 75 Designit Spain Digital SL 06-Aug-15 31-Mar-23 EUR 89.38 * 16 381 365 — 100% 441 (69) * (69)—Realized 76 Wipro Technologies SA 22-Apr-08 31-Dec-22 ARS 0.47 19 227 433 187 — 100% 300 18 24 (7)— . Overview

Proposed Exchange rate Total Date of Profit Provision Profit Dividend Value Sr. becoming the Reporting Reporting as on Share Reserves Total Liabilities % of before for after (incl. Name of the Subsidiary Mar 31, 2023/Jan capital Assets excluding No. subsidiary/ period Currency & Surplus Investments Holding Turnover taxation taxation taxation dividend Integrated 31, 2023/ Dec 31, (h) (h) (6) & (7) acquisition 2022 (h) (h) (h) & (g) (h) (h) (h) (h) tax) Creation (h) 77 Wipro Technologies Peru SAC 15-Aug-12 31-Mar-23 PEN 21.84 41 177 244 25 — 100% 90 (8) 4 (12)—for Annual 78 Healthplan Services Insurance 29-Feb-16 31-Dec-22 USD 82.73 * 475 539 64 — 100% 854 151 42 108 —Agency, Inc Report 79 Designit Germany GmbH 06-Aug-15 31-Mar-23 EUR 89.38 2 (405) 232 634 — 100% 321 (142) * (142)— 80 Capco Consultancy (Thailand) 29-Apr-21 31-Dec-22 THB 2.39 13 (56) 388 431 — 100% 518 89 * 89 — 2022 Ltd. Stakeholders—23 81 International TechneGroup Ltd. 03-Oct-19 31-Mar-23 GBP 101.81 * 1 166 164 — 100% 219 (23) (2) (21) — 82 MechWorks S.r.l.(c ) 03-Oct-19 31-Mar-23 EUR 89.38 * 306 425 118 — 100% 255 144 42 102 — 83 Cloudsocious DMCC 10-Aug-20 31-Jan-23 AED 22.30 1 (225) 44 268 — 100% 126 (35) * (35)— 84 Wipro Do Brasil Sistemetas De 22-Aug-14 31-Dec-22 BRL 15.67 22 (9) 299 287 — 100% 123 (36) 4 (40)—Informatica Ltd 85 Wipro (Thailand) Co. Limited 30-Jul-07 31-Mar-23 THB 2.41 248 61 366 57— 100% 302 58 11 48 — 86 Wipro IT Services S.R.L 01-Nov-18 31-Mar-23 RON 18.05 * 126 253 126 — 100% 231 8 1 7 — 87 Capco Consulting Singapore 29-Apr-21 31-Dec-22 SGD 61.75 28 (260) 222 453 — 100% 322 (182) * (182)—Pte Ltd. 88 Wipro Technologies Nigeria 15-Aug-12 31-Mar-23 NGN 0.18 3 115 754 636 — 100% 83 (26) 3 (29)—Limited 89 Wipro 4C Nederland B.V 10-Aug-20 31-Mar-23 EUR 89.38 2 4 69 63 — 100% 76 (14) * (14)—(formerly known as 4C Nederland B.V) Statutory 90 Designit Sweden AB 06-Aug-15 31-Mar-23 SEK 7.93 * 7 42 34 — 194 (80) * (80)— 100% 91 Wipro Designit Services Limited 21-Feb-20 31-Mar-23 EUR 89.38 * 47 50 3 — 100% 130 10 1 8 — (fomerly known as Rational Reports Interaction Limited) and 92 Wipro Technologies SDN BHD 16-Nov-06 31-Mar-23 MYR 18.60 * 26 72 46 — 100% 255 18 5 13 — 93 The Capital Markets Company 29-Apr-21 31-Mar-23 EUR 89.38 2 81 173 90 — 100% * (2) * (2)—BV 94 ITI Proficiency Ltd. 03-Oct-19 31-Mar-23 ILS 22.70 * (181) 34 215 — 100% 89 (63) * (63)—Financial 95 Wipro Technologies Limited, 08-Feb-08 31-Mar-23 RUB 1.06 11 (1) 47 38 — 100% 15 (23) * (23)— Russia 96 Wipro Insurance Solutions, LLC 30-Nov-12 31-Mar-23 USD 82.17 33 168 1,160 959 — 100% 1,751 124 63 60 — 97 Wipro Travel Services Limited 10-Jun-96 31-Mar-23 INR 1.00 * 103 571 467 — 100% 54 * * *—Statements 98 ATOM Solutions, LLC 29-Apr-21 31-Mar-23 USD 82.17 34 159 394 200 — 100% * 12 5 7 — 99 Wipro Information Technology 27-Sep-06 31-Mar-23 KZT 0.18 5 (37) 171 203 — 100% 113 (10) * (10)—Kazakhstan LLP 100 Wipro UK Limited 01-Jun-11 31-Mar-23 GBP 101.81 72 91 173 10 — 100% * 2 * 2 —101 Wipro IT Services Ukraine LLC 06-Oct-14 31-Mar-23 UAH 2.22 4 2 6 *— 100% * 1 * 1 —102 Capco Belgium BV 29-Apr-21 31-Mar-23 EUR 89.38 4 137 142 *— 100% 2 50 * 50 —103 Wipro Holdings Investment 29-Feb-16 31-Dec-22 USD 82.73 1 28,857 28,860 1 — 100% * 414 54 360 — Korlátolt Felelősségű Társaság 104 Wipro Appirio UK Ltd. (formerly 23-Nov-16 31-Mar-23 GBP 101.81 * (574) 120 694 — 100% 473 12 * 12 —know as Appirio UK Ltd.) 105 Wipro Trademarks Holding 30-Oct-82 31-Mar-23 INR 1.00 * 51 52 *— 100% * 3 * 2 —333 Limited

Proposed 334 Exchange rate Total Date of Profit Provision Profit Dividend as on Share Total Liabilities Sr. becoming the Reporting Reporting Reserves % of before for after (incl. Name of the Subsidiary Mar 31, 2023/Jan capital Assets excluding No. subsidiary/ period Currency & Surplus Investments Holding Turnover taxation taxation taxation dividend 31, 2023/ Dec 31, (h) (h) (6) & (7) Reporting acquisition 2022 (h) (h) (h) & (g) (h) (h) (h) (h) tax) (h) 106 Wipro Overseas IT Services 12-May-15 31-Mar-23 INR 1.00 1 * * *— 100% * * * *—Context Pvt Ltd 107 Wipro IT Services UK Societas 29-Feb-16 31-Mar-23 USD 82.17 11 82,909 114,405 31,484 — 100% 352 (1,020) 133 (1,153)—108 Rainbow Software LLC 10-Jan-16 31-Dec-22 IQD 0.06 * * * *— 100% * 8 * 8 —109 Wipro Holdings Hungary 17-Sep-07 31-Dec-22 USD 82.73 2,275 37,790 40,202 137 — 100% * 2,175 205 1,971 — Korlátolt Felelősségű Társaság 110 Encore Theme Technologies 15-Dec-20 31-Mar-23 INR 1.00 2 148 751 601 — 100% 853 (35) 3 (38)—Private Limited(e ) 111 Wipro SA Broad Based 17-Jan-14 31-Mar-23 ZAR 4.63 637 * 637 *— 100% * 114 * 114—Our Ownership Scheme SPV (Rf) (Pty) Ltd 112 Wipro IT Services LLC 06-Apr-15 31-Mar-23 USD 82.17 130,515 (56,772) 172,251 98,509 — 100% * (12,060) (581) (11,479)—113 Cardinal US Holdings, Inc 29-Apr-21 31-Mar-23 USD 82.17 39,552 (13,172) 27,173 793 — 100% * 605 (157) 762 —Capabilities 114 Wipro Financial Outsourcing 01-Jun-11 31-Mar-23 GBP 101.81 10 185 200 4 — 100% * (3) * (3)—Services Limited (Formerly known as Wipro Europe Limited) 115 Grove Holdings 2 S.a.r.l. (d) 29-Apr-21 31-Mar-23 USD 82.17 5,964 (3,549) 2,428 13 — 100% * (11) * (11)—116 CapAfric Consulting Proprietary 29-Apr-21 31-Dec-22 ZAR 4.89 * 5 6 1 — 100% * * * * * Limited 117 Wipro Financials Services 30-Apr-12 31-Mar-23 GBP 101.81 * 2 2 *— 100% * * * *—UK Ltd 118 Wipro Information Technology 22-May-08 31-Mar-23 EGP 2.66 2 (142) 31 171 — 100% * (54) * (54)—Egypt SAE 119 Capco (UK) 1, Limited 29-Apr-21 31-Mar-23 GBP 101.81 * * 12 13 — 100% * (2) 8 (11)— 120 Wipro Ampion Holdings Pty 06-Aug-21 31-Mar-23 AUD 54.97 3,421 456 4,936 1,059 — 100% 6,528 388 123 265 —Governance Ltd(Formerly known as Ampion and Holdings Pty Ltd.) 121 Rizing Intermediate Holdings, 20-May-22 31-Mar-23 USD 82.17 15,147 (1,438) 15,349 1,640 — 100% * * * *—Inc.(a) 122 Attune Consulting India Private 20-May-22 31-Mar-23 INR 1.00 * 113 214 100 — 100% 322 33 15 19 — Ltd Leadership 123 Rizing Germany Gmbh(Formerly 20-May-22 31-Mar-23 EUR 89.38 2 2,086 3,451 1,362 — 100% 3,032 197 66 131 —known as Attune germany gmbh) 124 Attune Australia Pty Ltd 20-May-22 31-Mar-23 AUD 54.97 * (25) 15 40 — 100% 65 11 * 10 —125 Rizing Consulting USA, Inc. 20-May-22 31-Mar-23 USD 82.17 * 589 2,054 1,465 — 100% 2,504 116 34 81—(Formerly known as Attune Consulting USA, Inc.) 126 Attune Italia S.R.L. 20-May-22 31-Mar-23 EUR 89.38 * 46 143 96 — 100% 165 9 * 8 —127 Rizing Management 20-May-22 31-Mar-23 USD 82.17 * 23 100 78 — 100% 221 64 18 46 —Ambitions LLC(Formerly known as Attune management LLC) Performance 128 Attune UK Ltd. 20-May-22 31-Mar-23 GBP 101.81 * 78 208 130 — 100% 510 24 5 20 — Realized 129 Rizing B.V. 20-May-22 31-Mar-23 EUR 89.38 308 (186) 629 507 — 100% 224 (46) * (46)— . Overview

Proposed Exchange rate Total Date of Profit Provision Profit Dividend Value Sr. becoming the Reporting Reporting as on Share Reserves Total Liabilities % of before for after (incl. Name of the Subsidiary Mar 31, 2023/Jan capital Assets excluding No. subsidiary/ period Currency & Surplus Investments Holding Turnover taxation taxation taxation dividend Integrated 31, 2023/ Dec 31, (h) (h) (6) & (7) acquisition 2022 (h) (h) (h) & (g) (h) (h) (h) (h) tax) Creation (h) 130 Rizing Consulting Ireland 20-May-22 31-Mar-23 EUR 89.38 652 (419) 378 145 — 100% 200 2 4 (3)—for Annual Limited 131 Rizing Consulting Pty Ltd. 20-May-22 31-Mar-23 AUD 54.97 11 783 2,080 1,285 — 100% 2,268 465 141 324 —Report 132 Rizing Geospatial LLC 20-May-22 31-Mar-23 USD 82.17 529 (845) 201 518 — 100% 403 (131) (28) (103)— 133 Rizing GmbH 20-May-22 31-Mar-23 EUR 89.38 2 (87) 28 113 — 100% 64 7 2 4 —Stakeholders 2022 134 Rizing Limited 20-May-22 31-Mar-23 GBP 101.81 * (325) 93 418 — 100% 101 (154) (29) (125) — 23 135 Rizing LLC 20-May-22 31-Mar-23 USD 82.17 10,722 (18,073) 6,591 13,942 — 100% 6,448 (327) 84 (411)—136 Rizing New Zealand Ltd. 20-May-22 31-Mar-23 NZD 51.43 * (84) 27 110 — 100% 38 (24) * (24)—137 Rizing Philippines Inc. 20-May-22 31-Mar-23 PHP 1.51 34 (931) 222 1,119 — 100% 205 (223) * (223)—138 Rizing Pte Ltd. 20-May-22 31-Mar-23 SGD 61.79 407 (608) 677 879 — 100% 171 (63) * (63)—139 Rizing SDN BHD 20-May-22 31-Mar-23 MYR 18.60 19 (173) 97 251 — 100% 337 (52) * (52)—140 Rizing Solution Canada Inc. (k) 20-May-22 31-Mar-23 CAD 60.66 287 (492) 445 650 — 100% 1,261 (277) * (277)—141 Rizing Solutions Pty Ltd 20-May-22 31-Mar-23 AUD 54.97 9 (1,017) 471 1,479 — 100% 393 (411) (123) (288)—142 Attune Netherlands B.V. 20-May-22 31-Mar-23 USD 82.17 * (1,166) 365 1,531 — 100% * (68) (1) (67)—143 Rizing Lanka (Pvt) Ltd (Formerly 20-May-22 31-Mar-23 USD 82.17 1,479 (26) 2,908 1,456 — 100% 3,318 525 2 523 —known as Attune Lanka (Pvt) Ltd 144 Synchrony Global SDN BHD 20-May-22 31-Mar-23 MYR 18.60 9 (9) * *— 100% * (1) * (1)—145 Rizing Middle East DMCC 20-May-22 31-Mar-23 AED 22.37 * * * *— 100% * * * *—Statutory 146 Vesta Middle East FZE 20-May-22 31-Mar-23 AED 22.37 * * * *— 100% * * * *— 147 Convergence Acceleration 11-Apr-22 31-Mar-23 USD 82.17 132 602 1,140 407 — 100% 2,901 221 64 157 —Solutions LLC (b) Reports 148 Wipro (Shanghai) Limited 27-Apr-04 31-Dec-22 RMB 11.99 129 71 220 20 — 100% 31 13 * 12 —and 149 Wipro Ampion Pty Ltd (formerly 06-Aug-21 31-Mar-23 AUD 54.97 * * * *— 100% * * * *— known as Ampion Pty Ltd ) 150 Wipro Iris Holdco Pty Ltd 06-Aug-21 31-Mar-23 AUD 54.97 * * * *— 100% * * * *—(formerly known as Iris Holdco Financial Pty Ltd) 151 Wipro Revolution IT Pty Ltd 06-Aug-21 31-Mar-23 AUD 54.97 * * * *— 100% * * * *—(formerly known as Revolution IT Pty Ltd) 152 Crowdsprint Pty Ltd 06-Aug-21 31-Mar-23 AUD 54.97 * * * *— 100% * * * *—Statements 153 Wipro Shelde Australia Pty 06-Aug-21 31-Mar-23 AUD 54.97 * * * *— 100% * * * *—Ltd (formerly known as Shelde Pty Ltd) 154 LeanSwift Solutions, LLC 31-Dec-21 31-Mar-23 USD 82.17 * * * *— 100% * * * *—155 Wipro Iris Bidco Pty Ltd 06-Aug-21 31-Mar-23 AUD 54.97 * * * *— 100% * * * *—(formerly known as Iris Bidco Pty Ltd) 156 Capco Consulting Services 09-Apr-21 31-Mar-23 CNY 11.95 * * * *— 100% * * * *—(Guangzhou) Company Limited 157 Aasonn Philippines Inc. 20-May-22 31-Mar-23 PHP 1.51 * * * *—100% * * * *— 335

336 Part B Associates and Joint Ventures Date on which the Reason why the Profit or Loss for the year Name of the Latest audited No. of shares held by the Amont of Extent of Description of how Networth attributable to Associate or Joint associate/joint associates/Joint Balance Sheet Company in Associate investment in Holding (in there is significant shareholding as per latest Considered in Not Considered in Venture was associated venture is not Reporting Ventures date on the yearend Associates percentage) influence audited Balance Sheet Consolidation Consolidation or acquired consolidated 94,527 Series A Extent of equity Preferred Stock holding in the Context Drivestream 31-Dec-21 12-Jun-17 27,865 common stock 9,480,032.00 43.75% Not Applicable (USD 1,174,432) (USD 714,924) (USD 919,187) associate company 190,525 Series B exceeds 20% Preferred stock Notes (a) Rizing Intermediate Holdings, Inc. & its subsidiaries were acquired by the Company on May 20, 2022. (b) Convergence Acceleration Solutions LLC was acquired by the Company on April 11, 2022. Our (c) Wipro Italia SRL merged with and into MechWorks S.r.l., effective April 1, 2022. Therefore, particulars of the entity are not included in the above list. (d) Cardinal Foreign Holdings 2 S.a.r.l. & Cardinal Foreign Holdings S.a.r.l. merged with and into Grove Holdings 2 S.a.r.l., effective October 1, 2022. Therefore, particulars of the entity are not included in the above list. Capabilities (e) Encore Theme Technologies Private Limited was acquired on Decmber 15, 2020—stake of 83.4%, additional stake of 13.3% was acquired on January 25, 2022. Additional stake of 3.3% was acquired on December 27, 2022. (f) Wipro Doha LLC was incoporated on February 26, 2014 with a stake of 49%, additional stake of 51% was acquired on July 6, 2022. (g) Investments excludes investments in subsidiaries and associates. (h) Indian rupee equivalents of the figures in foreign currencies of the accounts of the subsidiary entities are based on the exchange rates as of the respective reporting period end dates. (i) During the financials year 2022-23 Wipro Opus Risk Solutions LLC due diligence business was divested effective December 22, 2022. (j) During the financial year 2022-23, fourteen subsidiaries of your Company i.e., Wipro Poland Sp. z o.o., Wipro US foundation, Neos Holdings LLC, Neos Software LLC, CAPCO (US) GP LLC, CAPCO (US) LLC, Neos LLC, Rizing Intermediate Inc, Rizing Intermediate LLC, Rizing Inc, Attune Hong Kong Limited, Governance Vesta Macau Limited, Capco (Canada) LP and Capco (Canada) GP ULC were de-registered. Therefore, particulars of the entity are not included in the above list. and (k) Rizing Canada Holdings Corp. was amalgamated with Rizing Solutions Canada Inc. Therefore, particulars of the entity are not included in the above list.Leadership * Value is less than One Million Rupees. Rishad A. Premji Deepak M. Satwalekar Chairman Director (DIN: 02983899) (DIN: 00009627) Ambitions Thierry Delaporte Jatin P Dalal M Sanaulla Khan Chief Executive Officer and Managing Director Chief Financial Officer Company Secretary Performance Realized (DIN: 08107242) . Overview

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Report Financial of Independent Statement under IFRS Registered Public Accounting Firm To the shareholders and the Board of Directors of the accounting principles used and significant estimates Wipro Limited made by management, as well as evaluating the overall presentation of the financial statements. We believe that our OPINION ON THE FINANCIAL STATEMENTS audits provide a reasonable basis for our opinion. We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the CRITICAL AUDIT MATTER “Company”) as of March 31, 2023 and 2022, the related The critical audit matter communicated below is a matter consolidated statements of income, comprehensive income, arising from the current-period audit of the financial shareholders’ equity, and cash flows, for each of the three statements that were communicated or required to be years in the period ended March 31, 2023, and the related communicated to the audit committee and that (1) relate to notes (collectively referred to as the “financial statements”). accounts or disclosures that are material to the financial In our opinion, the financial statements present fairly, in all statements and (2) involved our especially challenging, material respects, the financial position of the Company as subjective, or complex judgments. The communication of of March 31, 2023 and 2022, and the results of its operations critical audit matter does not alter in any way our opinion on and its cash flows for each of the three years in the period the financial statements, taken as a whole, and we are not, ended March 31, 2023, in conformity with the International by communicating the critical audit matter below, providing Financial Reporting Standards as issued by the International separate opinions on the critical audit matter or on the Accounting Standards Board. accounts or disclosures to which they relate. We have also audited, in accordance with the standards of the Revenue from fixed-price contracts using the percentage-Public Company Accounting Oversight Board (United States) of-completion method—Refer Notes 2 (iv)(a), 3(xiv)B and 24 (PCAOB), the Company’s internal control over financial to the financial statements. reporting as of March 31, 2023, based on criteria established Critical Audit Matter Description in Internal Control — Integrated Framework (2013) issued by Revenue from fixed-price contracts, including software the Committee of Sponsoring Organizations of the Treadway development, and integration contracts, where the Commission and our report dated May 24, 2023, expressed performance obligations are satisfied over time, is recognized an unqualified opinion on the Company’s internal control over using the percentage-of-completion method. financial reporting. Use of the percentage-of-completion method requires the BASIS FOR OPINION Company to determine the project costs incurred to date as a percentage of total estimated project costs at completion. These financial statements are the responsibility of the The estimation of total project costs involves significant Company’s management. Our responsibility is to express an judgment and is assessed throughout the period of the opinion on the Company’s financial statements based on our contract to reflect any changes based on the latest available audits. We are a public accounting firm registered with the information. In addition, provisions for estimated losses, if PCAOB and are required to be independent with respect to the any, on uncompleted contracts are recorded in the period Company in accordance with the U.S. federal securities laws in which such losses become probable based on the total and the applicable rules and regulations of the Securities estimated project costs. and Exchange Commission and the PCAOB. We identified the revenue recognition for fixed-price We conducted our audits in accordance with the standards contracts where the percentage-of-completion method is of the PCAOB. Those standards require that we plan and used as a critical audit matter because of the significant perform the audit to obtain reasonable assurance about judgment involved in estimating the efforts to complete whether the financial statements are free of material such contracts. misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of This estimate has a high inherent uncertainty and requires material misstatement of the financial statements, whether consideration of progress of the contract, efforts incurred due to error or fraud, and performing procedures that respond to-date and estimates of efforts required to complete the to those risks. Such procedures included examining, on a test remaining performance obligations. basis, evidence regarding the amounts and disclosures in the This required a high degree of auditor judgment in financial statements. Our audits also included evaluating evaluating the audit evidence supporting estimated efforts Integrated Annual Report 2022-23 337

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Financial Statement under IFRS Independent Auditor’s Report to complete and a higher extent of audit effort to evaluate the contract was included in management’s calculation the reasonableness of the total estimated efforts used to of revenue over time. recognize revenue from fixed-price contracts. • Evaluated the appropriateness of and consistency How the Critical Audit Matter Was Addressed in the Audit in the application of management’s policies and Our audit procedures related to estimates of efforts to methodologies to estimate progress towards satisfying complete for fixed-price contracts accounted using the the performance obligation. percentage-of-completion method included the following, • Compared efforts incurred to date with Company’s among others: estimate of efforts incurred to date to identify significant variations and evaluate whether those variations • We tested the effectiveness of controls relating to (1) have been considered appropriately in estimating the recording of efforts incurred and estimation of efforts remaining efforts to complete the contract. required to complete the remaining performance • Tested the estimate for consistency with the status of obligations, and (2) access and application controls delivery of milestones, customer acceptances and other pertaining to time recording and allocation systems, which related information to identify possible delays in achieving prevents unauthorized changes to recording of efforts milestones, which require changes in estimated efforts incurred. to complete the remaining performance obligations. • We selected a sample of fixed-price contracts with customers accounted using percentage-of-completion /s/ Deloitte Haskins & Sells LLP method and performed the following: Bengaluru, India • Read the contract and based on the terms and conditions May 24, 2023 evaluated whether recognizing revenue over time using percentage-of-completion method was appropriate, and We have served as the Company’s auditor since fiscal 2018. 338 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Consolidated Financial Statement Statement under IFRS of Financial Position (C in millions, except share and per share data, unless otherwise stated) As at March 31, 2023 As at As at Convenience Notes March 31, 2022 March 31, 2023 translation into US dollar in millions (unaudited) Refer to Note 2(iii) ASSETS Goodwill 6 246,989 307,970 3,747 Intangible assets 6 43,555 43,045 524 Property, plant and equipment 4 90,898 88,659 1,079 Right-of-Use assets 5 18,870 18,702 228 Financial assets Derivative assets 19 6 29 ^ Investments 8 19,109 20,720 252 Trade receivables 9 4,765 863 11 Other financial assets 12 6,084 6,330 77 Investments accounted for using the equity method 8 774 780 9 Deferred tax assets 21 2,298 2,100 26 Non-current tax assets 10,256 11,922 145 Other non-current assets 13 14,826 13,606 166 Total non-current assets 458,430 514,726 6,264 Inventories 10 1,334 1,188 14 Financial assets Derivative assets 19 3,032 1,844 22 Investments 8 241,655 309,232 3,762 Cash and cash equivalents 11 103,836 91,880 1,118 Trade receivables 9 115,219 126,350 1,537 Unbilled receivables 60,809 60,515 736 Other financial assets 12 42,914 9,096 111 Contract assets 20,647 23,001 280 Current tax assets 2,373 5,091 62 Other current assets 13 28,933 32,899 400 Total current assets 620,752 661,096 8,042 TOTAL ASSETS 1,079,182 1,175,822 14,306 EQUITY Share capital 10,964 10,976 134 Share premium 1,566 3,689 45 Retained earnings 551,252 660,964 8,042 Share-based payment reserve 5,258 5,632 69 Special Economic Zone Re-investment reserve 47,061 46,803 569 Other components of equity 42,057 53,100 646 Equity attributable to the equity holders of the Company 658,158 781,164 9,505 Non-controlling interests 515 589 7 TOTAL EQUITY 658,673 781,753 9,512 Integrated Annual Report 2022-23 339

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Consolidated Financial Statement Statement under IFRS of Financial Position (C in millions, except share and per share data, unless otherwise stated) As at March 31, 2023 As at As at Convenience Notes March 31, 2022 March 31, 2023 translation into US dollar in millions (unaudited) Refer to Note 2(iii) LIABILITIES Financial liabilities Loans and borrowings 14 56,463 61,272 745 Lease liabilities 5, 14 15,177 15,953 194 Derivative liabilities 19 48 179 2 Other financial liabilities 16 2,961 2,649 32 Deferred tax liabilities 21 12,141 15,153 184 Non-current tax liabilities 17,818 21,777 265 Other non-current liabilities 17 7,571 9,333 114 Provisions 18 1 ^ ^ Total non-current liabilities 112,180 126,316 1,536 Financial liabilities Loans, borrowings and bank overdrafts 14 95,233 88,821 1,081 Lease liabilities 5, 14 9,056 8,620 105 Derivative liabilities 19 585 2,825 34 Trade payables and accrued expenses 15 94,477 89,054 1,084 Other financial liabilities 16 33,110 4,141 50 Contract liabilities 27,915 22,682 276 Current tax liabilities 13,231 18,846 229 Other current liabilities 17 31,951 30,215 368 Provisions 18 2,771 2,549 31 Total current liabilities 308,329 267,753 3,258 TOTAL LIABILITIES 420,509 394,069 4,794 TOTAL EQUITY AND LIABILITIES 1,079,182 1,175,822 14,306 ^ Value is less than 1 The accompanying notes form an integral part of these consolidated financial statements. 340 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Consolidated Financial Statement Statement under IFRS of Financial Position (C in millions, except share and per share data, unless otherwise stated) Year ended March 31, 2023 Year ended March Year ended March Year ended Convenience Notes 31, 2021 31, 2022 March 31, 2023 translation into US dollar in millions (unaudited) Refer to Note 2(iii) Revenues 24 619,430 790,934 904,876 11,011 Cost of revenues 25 (423,205) (555,872) (645,446) (7,853) Gross profit 196,225 235,062 259,430 3,158 Selling and marketing expenses 25 (41,400) (54,935) (65,157) (793) General and administrative expenses 25 (34,686) (46,382) (59,139) (720) Foreign exchange gains/(losses), net 28 2,995 4,355 4,472 54 Other operating income/(loss), net 26 (81) 2,186 — Results from operating activities 123,053 140,286 139,606 1,699 Finance expenses 27 (5,088) (5,325) (10,077) (123) Finance and other income 28 20,912 16,257 18,185 222 Share of net profit/(loss) of associates accounted for using the equity method 8 130 57 (57) (1) Profit before tax 139,007 151,275 147,657 1,797 Income tax expense 21 (30,345) (28,946) (33,992) (414) Profit for the year 108,662 122,329 113,665 1,383 Profit attributable to: Equity holders of the Company 107,946 122,191 113,500 1,381 Non-controlling interests 716 138 165 2 Profit for the year 108,662 122,329 113,665 1,383 Earnings per equity share: 29 Attributable to equity holders of the Company Basic 19.11 22.35 20.73 0.25 Diluted 19.07 22.29 20.68 0.25 Weighted average number of equity shares used in computing earnings per equity share Basic 5,649,265,885 5,466,705,840 5,477,466,573 5,477,466,573 Diluted 5,661,657,822 5,482,083,438 5,488,991,175 5,488,991,175 The accompanying notes form an integral part of these consolidated financial statements. Integrated Annual Report 2022-23 341

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Consolidated Financial Statement Statement under IFRS of Financial Position (C in millions, except share and per share data, unless otherwise stated) Year ended March 31, 2023 Year ended Year ended Year ended Convenience Notes March 31, 2021 March 31, 2022 March 31, 2023 translation into US dollar in millions (unaudited) Refer to Note 2(iii) Profit for the year 108,662 122,329 113,665 1,383 Other comprehensive income (OCI) Items that will not be reclassified to profit or loss in subsequent periods Remeasurements of the defined benefit plans, 31 net 223 399 (50) (1) Net change in fair value of investment in equity 19 instruments measured at fair value through OCI 1,216 8,710 705 9 1,439 9,109 655 8 Items that will be reclassified to profit or loss in subsequent periods Foreign currency translation differences (656) 4,121 16,590 202 Reclassification of foreign currency translation 20 differences on sale of investment in associates and liquidation of subsidiaries to statement of income—(158) (133) (2) Net change in time value of option contracts 19, 21 designated as cash flow hedges 52 139 (180) (2) Net change in intrinsic value of option contracts 19, 21 designated as cash flow hedges 958 (100) (212) (3) Net change in fair value of forward contracts 19, 21 designated as cash flow hedges 3,035 (292) (2,488) (30) Net change in fair value of investment in debt instruments measured at fair value through OCI 1,851 (1,219) (3,137) (38) 5,240 2,491 10,440 127 Total other comprehensive income, net of taxes 6,679 11,600 11,095 135 Total comprehensive income for the year 115,341 133,929 124,760 1,518 Total comprehensive income attributable to: Equity holders of the Company 114,678 133,742 124,543 1,515 Non-controlling interests 663 187 217 3 115,341 133,929 124,760 1,518 The accompanying notes form an integral part of these consolidated financial statements. 342 Ambitions Realized.

Consolidated Statement of Changes in Equity Consolidated Financial Statement under IFRS Value Integrated (C in millions, except share and per share data, unless otherwise stated) Creation for Annual Special Other components of equity Equity Share Share- Economic attributable Non-Particulars Number of capital, Share Retained based Zone re- Foreign Cash to the equity controlling Total equity Shares(1) fully paid- premium earnings payment currency flow Other Report investment translation hedging reserves(2) holders of the interests up reserve reserve reserve reserve Company Stakeholders 2022 As at April 1, 2020 5,713,357,390 11,427 1,275 476,103 1,550 43,804 23,539 (2,315) 2,075 557,458 1,875 559,333—23 Comprehensive income for the year Profit for the year ——107,946 — ——107,946 716 108,662 Other comprehensive income — — — (603) 4,045 3,290 6,732 (53) 6,679 Total comprehensive income for the year ——107,946 — (603) 4,045 3,290 114,678 663 115,341 Issue of equity shares on exercise of options 3,281,165 6 866—(866) — — 6—6 Buyback of equity shares, including tax thereon (3) (237,500,000) (475) (1,427) (115,018) — — 475 (116,445)—(116,445) Transaction cost related to buyback of equity shares ——(199) — ——(199)—(199) Statutory Issue of shares by controlled trust on exercise of options (1) ——662 (662) — — ——Reports Effect of modification of ADS RSUs from cash settled to equity settled (4) — — 739 — — 739—739 and Compensation cost related to employee share-based payment ——7 2,310 — — 2,317—2,317 Transferred from Special Economic Financial Zone re-investment reserve ——2,650—(2,650) — — — Dividend (3) ——(5,459) — ——(5,459) (960) (6,419) Others — — — — — (80) (80) Statements Other transactions for the year (234,218,835) (469) (561) (117,357) 1,521 (2,650) — 475 (119,041) (1,040) (120,081) As at March 31, 2021 5,479,138,555 10,958 714 466,692 3,071 41,154 22,936 1,730 5,840 553,095 1,498 554,593 (1) Includes 19,401,215 treasury shares held as at March 31, 2021, respectively by a controlled trust. 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2021, respectively. (2) Refer to Note 20 (3) Refer to Note 22 (4) Refer to Note 30 The accompanying notes form an integral part of these consolidated financial statements. 343

344 Consolidated Statement of Changes in Equity Consolidated Financial Statement under IFRS (C in millions, except share and per share data, unless otherwise stated) Reporting Special Other components of equity Equity Share Share- Economic Foreign Cash attributable Non- Context Number of capital, Share Retained based Particulars (1) Zone re- currency flow Other to the equity controlling Total equity Shares fully paid- premium earnings payment (2) investment translation hedging reserves holders of interests up reserve reserve reserve reserve the Company As at April 1, 2021 5,479,138,555 10,958 714 466,692 3,071 41,154 22,936 1,730 5,840 553,095 1,498 554,593 Comprehensive income for the year Profit for the year ——122,191 — ——122,191 138 122,329 Our Other comprehensive income — — — 3,914 (253) 7,890 11,551 49 11,600 Total comprehensive income for the year ——122,191 — 3,914 (253) 7,890 133,742 187 133,929 Capabilities Issue of equity shares on exercise of options 2,931,560 6 852—(852) — — 6—6 Issue of shares by controlled trust on exercise of options (1) ——1,071 (1,071) — — — -Compensation cost related to employee share-based payment ——9 4,110 — — 4,119—4,119 Transferred to Special Economic Zone re-investment reserve ——(5,907)—5,907 — — — Dividend (3) ——(32,804) — ——(32,804) (1,135) (33,939) Governance Others — — — — — (35) (35)and Other transactions for the year 2,931,560 6 852 (37,631) 2,187 5,907 ——(28,679) (1,170) (29,849) As at March 31, 2022 5,482,070,115 10,964 1,566 551,252 5,258 47,061 26,850 1,477 13,730 658,158 515 658,673 (1) Includes 14,689,729 treasury shares held as at March 31, 2022, respectively by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on Leadership exercise of options during the year ended March 31, 2022, respectively. (2) Refer to Note 20 (3) Refer to Note 22 The accompanying notes form an integral part of these consolidated financial statements. Ambitions Performance Realized . Overview

Consolidated Statement of Changes in Equity Consolidated Financial Statement under IFRS Value Integrated (C in millions, except share and per share data, unless otherwise stated) Creation for Annual Special Other components of equity Equity Share Share- Economic Foreign Cash attributable Non-Number of capital, Share Retained based Particulars (1) Zone re- currency flow Other to the equity controlling Total equity Shares fully paid- premium earnings payment (2) investment translation hedging reserves holders of interests Report up reserve reserve reserve(2) reserve the Company Stakeholders 2022 As at April 1, 2022 5,482,070,115 10,964 1,566 551,252 5,258 47,061 26,850 1,477 13,730 658,158 515 658,673—23 Adjustment on adoption of amendments to IAS 37 ——(51) — ——(51)—(51) Adjusted balance as at April 1, 2022 5,482,070,115 10,964 1,566 551,201 5,258 47,061 26,850 1,477 13,730 658,107 515 658,622 Comprehensive income for the year Profit for the year ——113,500 — ——113,500 165 113,665 Other comprehensive income — — — 16,405 (2,880) (2,482) 11,043 52 11,095 Total comprehensive income for the year ——113,500 — 16,405 (2,880) (2,482) 124,543 217 124,760 Issue of equity shares on exercise of options 5,847,626 12 2,123—(2,123) — — 12—12 Statutory Issue of shares by controlled trust on exercise of options (1) ——1,472 (1,472) — — ——Reports Compensation cost related to employee share-based payment ——10 3,969 — — 3,979—3,979 and Transferred from Special Economic Zone re-investment reserve ——258—(258) — — —Dividend (3) ——(5,477) — ——(5,477)—(5,477) Financial Others — — — — — (143) (143) Other transactions for the year 5,847,626 12 2,123 (3,737) 374 (258) ——(1,486) (143) (1,629) Statements As at March 31, 2023 5,487,917,741 10,976 3,689 660,964 5,632 46,803 43,255 (1,403) 11,248 781,164 589 781,753 Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii) 134 45 8,042 69 569 526 (17) 137 9,505 7 9,512 (1) Includes 9,895,836 treasury shares held as at March 31, 2023 by a controlled trust. 4,793,893 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2023. (2) Refer to Note 20 (3) Refer to Note 22 345 The accompanying notes form an integral part of these consolidated financial statements.

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Consolidated Financial Statement Statement under IFRS of Financial Position (C in millions, except share and per share data, unless otherwise stated) Year ended March 31, 2023 Year ended Year ended Year ended Convenience March 31, 2021 March 31, 2022 March 31, 2023 translation into US dollar in millions (unaudited) Refer to Note 2(iii) Cash flows from operating activities: Profit for the year 108,662 122,329 113,665 1,383 Adjustments to reconcile profit for the year to net cash generated from operating activities: Gain on sale of property, plant and equipment, net (516) (313) (89) (1) Depreciation, amortization and impairment expense 27,656 30,911 33,402 406 Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings (2,251) (1,021) 152 2 Share-based compensation expense 2,310 4,110 3,969 48 Share of net (profit)/loss of associates accounted for using equity method (130) (57) 57 1 Income tax expense 30,345 28,946 33,992 414 Finance and other income, net of finance expenses (16,614) (9,447) (8,108) (99) (Gain)/loss from sale of business and investment accounted for using the equity method 81 (2,186) 6 ^ Gain on derecognition of contingent consideration payable—(301) (1,671) (20) Changes in operating assets and liabilities; net of effects from acquisitions: Trade receivables 12,848 (11,833) (985) (12) Unbilled receivables and Contract assets (1,062) (31,396) 1,558 19 Inventories 803 (256) 162 2 Other assets 931 (6,530) 1,055 13 Trade payables, accrued expenses, other liabilities and provisions 5,698 9,695 (9,824) (120) Contract liabilities 3,704 3,832 (6,522) (79) Cash generated from operating activities before taxes 172,465 136,483 160,819 1,957 Income taxes paid, net (24,915) (25,686) (30,218) (368) Net cash generated from operating activities 147,550 110,797 130,601 1,589 Cash flows from investing activities: Payment for purchase of property, plant and equipment (19,577) (20,153) (14,834) (180) Proceeds from disposal of property, plant and equipment 753 736 546 7 Payment for purchase of investments (1,172,251) (1,015,486) (806,632) (9,814) Proceeds from sale of investments 1,189,059 953,735 740,885 9,014 Proceeds from/(payment into) restricted interim dividend account—(27,410) 27,410 333 Payment for business acquisitions including deposits and escrow, net of cash acquired (9,873) (129,846) (45,566) (554) 346 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Consolidated Financial Statement Statement under IFRS of Financial Position (C in millions, except share and per share data, unless otherwise stated) Year ended March 31, 2023 Year ended Year ended Year ended Convenience March 31, 2021 March 31, 2022 March 31, 2023 translation into US dollar in millions (unaudited) Refer to Note 2(iii) Proceeds from sale of business, net of cash — 11 ^ Proceeds from sale of investment accounted for using the equity method—1,652 —Interest received 19,624 12,275 14,112 172 Dividend received 4 2 3 ^ Net cash generated from/(used in) investing activities 7,739 (224,495) (84,065) (1,022) Cash flows from financing activities: Proceeds from issuance of equity shares and shares pending allotment 6 6 12 ^ Repayment of loans and borrowings (97,206) (191,810) (168,910) (2,055) Proceeds from loans and borrowings 103,418 260,120 161,034 1,959 Payment of lease liabilities (8,660) (9,730) (9,711) (118) Payment for buyback of equity shares, including transaction cost (95,199) — -Payment of tax on buyback of equity shares (21,445) — -Payment for deferred contingent consideration—(309) (1,784) (22) Interest and finance expenses paid (3,335) (5,089) (8,708) (106) Payment of dividend (5,459) (5,467) (32,814) (399) Payment of dividend to Non-controlling interests holders (960) (1,135) — Net cash generated from/(used in) financing activities (128,840) 46,586 (60,881) (741) Net increase/ (decrease) in cash and cash equivalents during the year 26,449 (67,112) (14,345) (174) Effect of exchange rate changes on cash and cash equivalents (890) 1,282 2,373 29 Cash and cash equivalents at the beginning of the year 144,104 169,663 103,833 1,263 Cash and cash equivalents at the end of the year (Note 11) 169,663 103,833 91,861 1,118 Refer to Note 14 for supplementary information on the consolidated statement of cash flows. ^ Value is less than 1 The accompanying notes form an integral part of these consolidated financial statements. Integrated Annual Report 2022-23 347

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 1. THE COMPANY OVERVIEW may not add up precisely to the totals and percentages may not precisely reflect the absolute Wipro Limited (“Wipro” or the “Parent Company”), figures. Previous year figures have been regrouped/ together with its subsidiaries and controlled trusts rearranged, wherever necessary. (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (ii) Basis of measurement (“IT”), consulting and business process services (“BPS”) company. The consolidated financial statements have been prepared on a historical cost convention and on Wipro is a public limited company incorporated and an accrual basis, except for the following material domiciled in India. The address of its registered office items which have been measured at fair value as is Wipro Limited, Doddakannelli, Sarjapur Road, required by relevant IFRS: Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock a. Derivative financial instruments; Exchange of India Limited. The Company’s American b. Financial instruments classified as fair value Depository Shares (“ADS”) representing equity shares through other comprehensive income or fair are also listed on the New York Stock Exchange. value through profit or loss; The Company’s Board of Directors authorized these c. The defined benefit liability/(asset) is consolidated financial statements for issue on May recognized as the present value of defined 24, 2023. benefit obligation less fair value of plan assets; and 2. BASIS OF PREPARATION OF CONSOLIDATED d. Contingent consideration. FINANCIAL STATEMENTS (i) Statement of compliance and basis of (iii) Convenience translation (unaudited) preparation The accompanying consolidated financial The consolidated financial statements have been statements have been prepared and reported prepared in compliance with International Financial in Indian rupees, the functional currency of the Reporting Standards and its interpretations Parent Company. Solely for the convenience of the (“IFRS”), as issued by the International Accounting readers, the consolidated financial statements Standards Board (“IASB”). All accounting policies as at and for the year ended March 31, 2023, have have been applied consistently to all periods been translated into United States dollars at the presented in these consolidated financial certified foreign exchange rate of $1 = H 82.19 as statements, except for new accounting standards published by Federal Reserve Board of Governors adopted by the Company. on March 31, 2023. No representation is made that The consolidated financial statements correspond the Indian rupee amounts have been, could have to the classification provisions contained in IAS been or could be converted into United States 1(revised), “Presentation of Financial Statements”. dollars at such a rate or any other rate. Due to For clarity, various items are aggregated in the rounding off, the translated numbers presented consolidated statement of income, consolidated throughout the document may not add up precisely statement of comprehensive income and to the totals. consolidated statement of financial position. These items are disaggregated separately in the (iv) Use of estimates and judgment notes to the consolidated financial statements, The preparation of the consolidated financial where applicable. statements in conformity with IFRS requires the All amounts included in the consolidated financial management to make judgments, accounting statements are reported in millions of Indian estimates and assumptions that affect the rupees (H in millions) except share and per share application of accounting policies and the reported data, unless otherwise stated. Due to rounding off, amounts of assets, liabilities, income, and the numbers presented throughout the document expenses. Accounting estimates are monetary 348 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) amounts in the consolidated financial statements future costs to complete include estimates that are subject to measurement uncertainty. An of future labor costs and productivity accounting policy may require items in consolidated efficiencies. Because the financial reporting of financial statements to be measured at monetary these contracts depends on estimates that are amounts that cannot be observed directly and must assessed continually during the term of these instead be estimated. In such a case, management contracts, revenue recognized, profit and develops an accounting estimate to achieve timing of revenue for remaining performance the objective set out by the accounting policy. obligations are subject to revisions as the Developing accounting estimates involves the use contract progresses to completion. When of judgments or assumptions based on the latest estimates indicate that a loss will be incurred, available and reliable information. Actual results the loss is provided for in the period in which may differ from those accounting estimates. the loss becomes probable. Volume discounts Accounting estimates and underlying assumptions are recorded as a reduction of revenue. When are reviewed on an ongoing basis. Changes to the amount of discount varies with the levels accounting estimates are recognized in the period of revenue, volume discount is recorded in which the estimates are changed and in any based on estimate of future revenue from future periods affected. In particular, information the customer. about material areas of estimation, uncertainty b) Impairment testing: Goodwill recognized and critical judgments in applying accounting on business combination is tested for policies that have the material effect on the impairment at least annually and when events amounts recognized in the consolidated financial occur or changes in circumstances indicate statements are included in the following notes: that the recoverable amount of goodwill or a) Revenue recognition: The Company applies a cash generating unit to which goodwill judgment to determine whether each product pertains, is less than the carrying value. or service promised to a customer is capable The Company assesses acquired intangible of being distinct, and is distinct in the context assets with finite useful life for impairment of the contract, if not, the promised product whenever events or changes in circumstances or service is combined and accounted as a indicate that the carrying amount may not single performance obligation. The Company be recoverable. The recoverable amount of allocates the Transaction Price (as defined an asset or a cash generating unit is higher below) to separately identifiable performance of value-in-use and fair value less cost of obligation deliverables based on their disposal. The calculation of value in use of an relative stand-alone selling price. In cases asset or a cash generating unit involves use of where the Company is unable to determine significant estimates and assumptions which the stand-alone selling price, the Company include turnover, growth rates and net margins uses expected cost-plus margin approach in used to calculate projected future cash flows, estimating the stand-alone selling price. The risk-adjusted discount rate, future economic Company uses the percentage of completion and market conditions. method using the input (cost expended) c) Income taxes: The major tax jurisdictions for method to measure progress towards the Company are India and the United States completion in respect of fixed-price contracts. of America. Percentage of completion method accounting Significant judgments are involved in relies on estimates of total expected contract determining the provision for income taxes revenue and costs. This method is followed including judgment on whether tax positions when reasonably dependable estimates of are probable of being sustained in tax the revenues and costs applicable to various assessments. A tax assessment can involve elements of the contract can be made. Key complex issues, which can only be resolved factors that are reviewed in estimating the over extended time periods. Integrated Annual Report 2022-23 349

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Deferred tax is recorded on temporary f) Expectedcreditlossesonfinancialassets: differences between the tax bases of assets The impairment provisions of financial assets and liabilities and their carrying amounts, are based on assumptions about risk of at the rates that have been enacted or default and expected timing of collection. substantively enacted at the reporting date. The Company uses judgment in making these The ultimate realization of deferred tax assumptions and selecting the inputs to the assets is dependent upon the generation of expected credit loss calculation based on the future taxable profits during the periods in Company’s history of collections, customer’s which those temporary differences and tax creditworthiness, existing market conditions loss carry-forwards become deductible. The as well as forward looking estimates at the Company considers expected reversal of end of each reporting period. deferred tax liabilities and projected future g) Useful lives of property, plant and taxable income in making this assessment. equipment: The Company depreciates The amount of deferred tax assets considered property, plant and equipment on a straight-realizable, however, could reduce in the near line basis over estimated useful lives of the term if estimates of future taxable income assets. The charge in respect of periodic during the carry-forward period are reduced. depreciation is derived based on an estimate of an asset’s expected useful life and the d) Business combinations: In accounting for business combinations, judgment is expected residual value at the end of its life. required to assess whether an identifiable The lives are based on historical experience intangible asset is to be recorded separately with similar assets as well as anticipation of from goodwill. Additionally, estimating the future events, which may impact their life, acquisition date fair value of the identifiable such as changes in technology. The estimated assets acquired (including useful life useful life is reviewed at least annually. estimates), liabilities assumed, and contingent h) Useful lives of intangible assets: The consideration assumed involves management Company amortizes intangible assets on a judgment. These measurements are based straight-line basis over estimated useful lives on information available at the acquisition of the assets. The useful life is estimated based date and are based on expectations and on a number of factors including the effects of assumptions that have been deemed obsolescence, demand, competition and other reasonable by management. Changes in these economic factors such as the stability of the judgments, estimates, and assumptions can industry and known technological advances materially affect the results of operations. and the level of maintenance expenditures e) Defined benefit plans and compensated required to obtain the expected future cash absences: The cost of the defined benefit flows from the assets. The estimated useful plans, compensated absences and the life is reviewed at least annually. present value of the defined benefit i) Provisions and contingent liabilities: The obligations are based on actuarial valuation Company estimates the provisions that have using the projected unit credit method. An present obligations as a result of past events actuarial valuation involves making various and it is probable that outflow of resources assumptions that may differ from actual will be required to settle the obligations. These developments in the future. These include provisions are reviewed at the end of each the determination of the discount rate, future reporting date and are adjusted to reflect the salary increases and mortality rates. Due current best estimates. to the complexities involved in the valuation The Company uses significant judgment to and its long-term nature, a defined benefit disclose contingent liabilities. Contingent obligation is highly sensitive to changes in liabilities are disclosed when there is a these assumptions. All assumptions are possible obligation arising from past events, reviewed at each reporting date. 350 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) the existence of which will be confirmed to non-controlling interests even if it results in the only by the occurrence or non-occurrence non-controlling interests having a deficit balance. of one or more uncertain future events not Investments accounted for using the equity wholly within the control of the Company or method a present obligation that arises from past events where it is either not probable that an Investments accounted for using the equity outflow of resources will be required to settle method are entities in respect of which, the the obligation or a reliable estimate of the Company has significant influence, but not control, amount cannot be made. Contingent assets over the financial and operating policies. Generally, are neither recognized nor disclosed in the a Company has a significant influence if it holds financial statements. between 20 and 50 percent of the voting power of another entity. Investments in such entities are 3. MATERIAL ACCOUNTING POLICY INFORMATION accounted for using the equity method and are (i) Basis of consolidation initially recognized at cost. The carrying amount of investment is increased/ decreased to recognize Subsidiaries and controlled trusts investors share of profit or loss of the investee after The Company determines the basis of control in the acquisition date. line with the requirements of IFRS 10, Consolidated Non-current assets and disposal groups held Financial Statements. Subsidiaries and controlled for sale trusts are entities controlled by the Group. The Group controls an entity when the parent has power Assets and liabilities of disposal groups that are over the entity, it is exposed to, or has rights to, available for immediate sale and where the sale variable returns from its involvement with the entity is highly probable of being completed within one and has the ability to affect those returns through year from the date of classification are considered its power over the entity. The financial statements and classified as assets held for sale and liabilities of subsidiaries and controlled trusts are included associated with assets held for sale. Non-current in the consolidated financial statements from the assets and disposal groups held for sale are date on which control commences until the date on measured at the lower of carrying amount and fair which control ceases. value less costs to sell. The financial statements of the Group companies (ii) Functional and presentation currency are consolidated on a line-by-line basis and all intra-Group balances, transactions, income and Items included in the financial statements of each expenses are eliminated in full on consolidation. of the Company’s entities are measured using the currency of the primary economic environment in Non-controlling interests which these entities operate (i.e. the “functional Non-controlling interests in the net assets currency”). These consolidated financial (excluding goodwill) of consolidated subsidiaries statements are presented in Indian rupees, which are identified separately from the Company’s is the functional currency of the Parent Company. equity. The interest of non-controlling shareholders may be initially measured either at fair value or (iii) Foreign currency transactions and at the non-controlling interest’s proportionate translation share of the fair value of the acquiree’s identifiable a) Transactions and balances net assets. The choice of measurement basis Transactions in foreign currency are translated is made on an acquisition to acquisition basis. into the respective functional currencies using Subsequent to acquisition, the carrying amount the exchange rates prevailing at the date of of non-controlling interests is the amount of the transaction. Foreign exchange gains and those interests at initial recognition plus the non-losses resulting from the settlement of such controlling interest’s share of subsequent changes transactions and from translation at the in equity. Total comprehensive income is attributed exchange rates prevailing at the reporting Integrated Annual Report 2022-23 351

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) date of monetary assets and liabilities treated as assets and liabilities of the foreign denominated in foreign currencies are operation and translated at the exchange rate recognized in the consolidated statement of prevailing at the reporting date. income and reported within foreign exchange c) Others gains/(losses), net, within results of operating activities except when deferred in other Foreign currency differences arising on the comprehensive income as qualifying cash translation or settlement of a financial liability flow hedges and qualifying net investment designated as a hedge of a net investment hedges. Net loss relating to translation or in a foreign operation are recognized in settlement of borrowings denominated in other comprehensive income and presented foreign currency are reported within finance within equity in the FCTR to the extent the expense. Net gain relating to translation or hedge is effective. To the extent the hedge is settlement of borrowings denominated in ineffective, such differences are recognized in foreign currency are reported within finance the consolidated statement of income. and other income. Non-monetary assets and When the hedged part of a net investment is liabilities denominated in foreign currency and disposed of, the relevant amount recognized measured at historical cost are translated in FCTR is transferred to the consolidated at the exchange rate prevalent at the date of statement of income as part of the profit or transaction. Translation differences on non- loss on disposal. Foreign currency differences monetary financial assets measured at fair arising from translation of intercompany value at the reporting date, such as equities receivables or payables relating to foreign classified as financial instruments measured operations, the settlement of which is neither at fair value through other comprehensive planned nor likely in the foreseeable future, income are included in other comprehensive are considered to form part of net investment income, net of taxes. in foreign operation and are recognized in FCTR. b) Foreign operations For the purpose of presenting consolidated financial statements, the assets and liabilities (iv) Financial instruments of the Company’s foreign operations that A) Non-derivativefinancialinstruments: have a functional currency other than Indian Non-derivative financial instruments consist of: rupees are translated into Indian rupees using • financial assets which include cash and exchange rates prevailing at the reporting cash equivalents, trade receivables, unbilled date. Income and expense items are translated receivables, finance lease receivables, at the average exchange rates for the period. employee and other advances, investments Exchange differences arising, if any, are in equity and debt securities and eligible recognized in other comprehensive income current and non-current assets. and held in foreign currency translation reserve (“FCTR”), a component of equity, • financial liabilities which include long and except to the extent that the translation short-term loans and borrowings, bank difference is allocated to non-controlling overdrafts, trade payables and accrued interest. When a foreign operation is disposed expenses, lease liabilities and eligible of, the relevant amount recognized in FCTR is current and non-current liabilities. transferred to the consolidated statement of Non-derivative financial instruments are income as part of the profit or loss on disposal. recognized initially at fair value. Subsequent Goodwill and fair value adjustments arising to initial recognition, non-derivative financial on the acquisition of a foreign operation are instruments are measured as described below: 352 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) a. Cash and cash equivalents • the contractual terms of the The Company’s cash and cash equivalents instrument give rise on specified dates consist of cash on hand and in banks and to cash flows that are solely payment of demand deposits with banks, which can principal and interest on the principal be withdrawn at any time, without prior amount outstanding. notice or penalty on the principal. Interest income is recognized in the For the purposes of the statement of cash consolidated statement of income for flows, cash and cash equivalents include FVTOCI debt instruments. Other changes cash on hand, in banks and demand in fair value of FVTOCI financial assets deposits with banks, net of outstanding are recognized in other comprehensive bank overdrafts that are repayable on income. When the investment is disposed demand and are considered part of the of, the cumulative gain or loss previously Company’s cash management system. In accumulated in reserves is transferred to the consolidated statement of financial the consolidated statement of income. position, bank overdrafts are presented Financial instruments measured at fair value under loans and borrowings within throughprofitorloss(“FVTPL”): current financial liabilities. Instruments that do not meet the amortized cost or FVTOCI criteria are b. Investments measured at FVTPL. Financial assets Financial instruments measured at amortized cost: at FVTPL are measured at fair value at the end of each reporting period, Debt instruments that meet the following with any gains or losses arising on criteria are measured at amortized cost re-measurement recognized in the (except for debt instruments that are consolidated statement of income. The designated at fair value through Profit or gain or loss on disposal is recognized in Loss on initial recognition): the consolidated statement of income. • the asset is held within a business Interest income is recognized in the model whose objective is to hold assets consolidated statement of income for in order to collect contractual cash FVTPL debt instruments. Dividends on flows; and financial assets at FVTPL is recognized • the contractual terms of the when the Company’s right to receive instrument give rise on specified dates dividends is established. to cash flows that are solely payment of principal and interest on the principal Investments in equity instruments: amount outstanding. The Company carries certain equity Financial instruments measured at fair instruments which are not held for value through other comprehensive income trading. At initial recognition, the (“FVTOCI”): Company may make an irrevocable Debt instruments that meet the following election to present subsequent changes criteria are measured at FVTOCI (except in the fair value of an investment in an for debt instruments that are designated equity instrument in other comprehensive at fair value through Profit or Loss on income (FVTOCI) or through statement initial recognition): of income (FVTPL). For investments • the asset is held within a business designated to be classified as FVTOCI, model whose objective is achieved both movements in fair value of investments by collecting contractual cash flows are recognized in other comprehensive and selling the financial asset; and income and the gain or loss is not Integrated Annual Report 2022-23 353

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) transferred to consolidated statement of B) Derivativefinancialinstruments income on disposal of investments. For investments designated to be classified The Company is exposed to foreign currency as FVTPL, both movements in fair value of fluctuations on foreign currency assets, investments and gain or loss on disposal liabilities, net investment in foreign operations of investments are recognized in the and forecasted cash flows denominated in consolidated statement of income. foreign currency. Dividends from these investments are The Company limits the effect of foreign recognized in the consolidated statement exchange rate fluctuations by following of income when the Company’s right to established risk management policies receive dividends is established. including the use of derivatives. The Company enters into derivative financial instruments c. Otherfinancialassets: where the counterparty is primarily a bank. Other financial assets are non-derivative Derivative financial instruments are financial assets with fixed or determinable recognized and measured at fair value. payments that are not quoted in an Attributable transaction costs are recognized active market. These comprise trade in the consolidated statement of income receivables, unbilled receivables, finance as cost. lease receivables, employee and other advances and eligible current and non- Subsequent to initial recognition, derivative current assets. They are presented financial instruments are measured as as current assets, except for those described below: expected to be realized later than twelve months after the reporting date which a. Cashflowhedges are presented as non-current assets. All Changes in the fair value of the derivative financial assets are initially recognized hedging instruments designated as a at fair value and subsequently measured cash flow hedge are recognized in other at amortized cost using the effective comprehensive income and held in cash interest method, less any impairment flow hedging reserve, net of taxes, a losses. However, trade receivables and component of equity, to the extent that unbilled receivables that do not contain the hedge is effective. To the extent that a significant financing component are the hedge is ineffective, changes in fair measured at the Transaction Price. value are recognized in the consolidated statement of income and reported within d. Trade payables, accrued expenses, and foreign exchange gains/(losses), net, other liabilities within results from operating activities. Trade payables, accrued expenses, and If the hedging instrument no longer other liabilities are initially recognized meets the criteria for hedge accounting, at transaction price, and subsequently then hedge accounting is discontinued carried at amortized cost using the prospectively. If the hedging instrument effective interest method. For these expires or is sold, terminated or financial instruments, the carrying exercised, the cumulative gain or loss amounts approximate fair value due on the hedging instrument recognized in to the short-term maturity of these cash flow hedging reserve till the period instruments. Contingent consideration the hedge was effective remains in cash recognized in a business combination flow hedging reserve until the forecasted is initially recognized at fair value and transaction occurs. The cumulative gain subsequently measured at fair value or loss previously recognized in the cash through profit or loss. flow hedging reserve is transferred to the 354 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) consolidated statement of income upon C) Derecognitionoffinancialinstruments the occurrence of the related forecasted The Company derecognizes a financial asset transaction. If the forecasted transaction when the contractual rights to the cash flows is no longer expected to occur, such from the financial asset expire or it transfers cumulative balance is immediately the financial asset and the transfer qualifies recognized in the consolidated statement for derecognition under IFRS 9. If the Company of income. retains substantially all the risks and rewards b. Hedges of net investment in foreign of a transferred financial asset, the Company operations continues to recognize the financial asset and recognizes a borrowing for the proceeds The Company designates derivative received. A financial liability (or a part of a financial instruments as hedges of net financial liability) is derecognized from the investments in foreign operations. The Company’s statement of financial position Companyalsodesignatesforeigncurrency when the obligation specified in the contract denominated borrowing as a hedge of is discharged or cancelled or expires. net investment in foreign operations. Changes in the fair value of the derivative (v) Equity and share capital hedging instruments and gains/(losses) a) Share capital and Share premium on translation or settlement of foreign The authorized share capital of the Company currency denominated borrowings 25,274 divided into designated as a hedge of net investment as at March 31, 2023 is H in foreign operations are recognized 12,504,500,000 equity shares of H 2 each, in other comprehensive income and 25,000,000 preference shares of H 10 each and 150,000 10% optionally convertible cumulative presented within equity in the FCTR to preference shares of H 100 each. Par value of the extent that the hedge is effective. To the equity shares is recorded as share capital the extent that the hedge is ineffective, and the amount received in excess of par value changes in fair value are recognized in is classified as share premium. the consolidated statement of income Every holder of the equity shares, as reflected and reported within foreign exchange in the records of the Company, as at the date gains/(losses), net within results from of the shareholder meeting shall have one vote operating activities. in respect of each share held for all matters submitted to vote in the shareholder meeting. c. Others Changes in fair value of foreign b) Shares held by controlled trust (Treasury currency derivative instruments neither shares) designated as cash flow hedges nor The Company’s equity shares held by the hedges of net investment in foreign controlled trust, which is consolidated as a part operations are recognized in the of the Group are classified as Treasury shares. consolidated statement of income The Company has 19,401,215, 14,689,729 and and reported within foreign exchange 9,895,836 treasury shares as at March 31, gains/(losses), net within results from 2021, 2022 and 2023, respectively. Treasury operating activities. Changes in fair value shares are recorded at acquisition cost. and gains/(losses), net, on settlement of c) Retained earnings foreign currency derivative instruments relating to borrowings, which have not Retained earnings comprises of the Company’s been designated as hedges are recorded undistributed earnings after taxes. This in finance expenses. includes Capital reserve as at March 31, 2021, Integrated Annual Report 2022-23 355

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 2022 and 2023 amounting to H 1,139, H 1,139 and presented within equity as cash flow and H 1,139 respectively, which is not freely hedging reserve. available for distribution. h) Other reserves d) Special Economic Zone re-investment reserve Changes in the fair value of financial instruments measured at fair value through The Special Economic Zone re-investment other comprehensive income and actuarial reserve has been created out of profit of gains and losses on remeasurements of the eligible SEZ units as per provisions of section defined benefit plans are recognized in other 10AA(1)(ii) of the Income–tax Act, 1961 for comprehensive income, net of taxes and acquiring new plant and machinery. The said presented within equity in other reserves. reserve should be utilized by the Company for acquiring plant and machinery as per the Other reserves also include Capital redemption terms of Section 10AA(2) of the Income-tax reserve, which is not freely available for Act, 1961. This reserve is not freely available distribution. As per the Companies Act, 2013, for distribution. Capital redemption reserve is created when a e) Share-based payment reserve company purchases its own shares out of free The share-based payment reserve is used to reserves or share premium. A sum equal to the record the value of equity-settled share-based nominal value of the shares so purchased is payment transactions with employees. The transferred to capital redemption reserve. The amounts recorded in share-based payment reserve can be utilized in accordance with the reserve are transferred to share premium provisions of section 69 of the Companies Act, upon exercise of stock options and restricted 2013. As at March 31, 2021, 2022 and 2023, stock unit options by employees. Capital redemption reserve amounting to f) Foreign currency translation reserve H 1,122, H 1,122 and H 1,122 respectively is not freely available for distribution. The exchange differences arising from the translation of financial statements of i) Dividend foreign subsidiaries, differences arising A final dividend on common stock is recorded from translation of long-term inter-company as a liability on the date of approval by the receivables or payables relating to foreign shareholders. An interim dividend is recorded operations, settlement of which is neither as a liability on the date of declaration by the planned nor likely in the foreseeable future, board of directors. changes in fair value of the derivative hedging instruments and gains/losses on j) Buyback of equity shares translation or settlement of foreign currency The buyback of equity shares, including tax denominated borrowings designated as hedge thereon and related transaction costs are of net investment in foreign operations are recorded as a reduction of free reserves. recognized in other comprehensive income, Further, capital redemption reserve is created net of taxes and presented within equity in as an apportionment from retained earnings. the FCTR. g) Cashflowhedgingreserve k) Bonus issue Changes in fair value of derivative hedging For the purpose of bonus issue, the amount is instruments designated and effective transferred from capital redemption reserves, as a cash flow hedge are recognized in share premium and retained earnings to the other comprehensive income, net of taxes share capital. 356 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) (vi) Property, plant and equipment Deposits and advances paid towards the acquisition of property, plant and equipment a) Recognition and measurement outstanding as at each reporting date and Property, plant and equipment are measured the cost of property, plant and equipment at cost less accumulated depreciation and not available for use before such date are impairment losses, if any. Cost includes disclosed under capital work-in-progress. expenditures directly attributable to the acquisition of the asset. General and specific (vii) Business combinations, Goodwill, and borrowing costs directly attributable to Intangible assets the construction of a qualifying asset are a) Business combinations capitalized as part of the cost. Capital work-in-progress are measured at Business combinations are accounted for cost less accumulated impairment losses, using the purchase (acquisition) method. The if any. cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments b) Depreciation issued at the date of exchange by the The Company depreciates property, plant Company. Identifiable assets acquired, and and equipment over the estimated useful liabilities and contingent liabilities assumed life on a straight-line basis from the date in a business combination are measured the assets are available for use. Leasehold initially at fair value at the date of acquisition. improvements are amortized over the Transaction costs incurred in connection shorter of estimated useful life of the asset with a business acquisition are expensed or the related lease term. Term licenses are as incurred. amortized over their respective contract The cost of an acquisition also includes the term. Freehold land is not depreciated. The fair value of any contingent consideration estimated useful life of assets is reviewed measured as at the date of acquisition. and where appropriate are adjusted, Any subsequent changes to the fair value annually. The estimated useful lives of of contingent consideration classified assets are as follows: as liabilities, other than measurement Category Useful life period adjustments, are recognized in the Buildings 28 to 40 years consolidated statement of income. Plant and equipment 5 to 21 years Computer equipment and b) Goodwill software 2 to 7 years The excess of the cost of an acquisition Furniture, fixtures and over the Company’s share in the fair value equipment 3 to 10 years of the acquiree’s identifiable assets and Vehicles 4 to 5 years liabilities is recognized as goodwill. If the When parts of an item of property, plant excess is negative, a bargain purchase gain is and equipment have different useful lives, recognized immediately in the consolidated they are accounted for as separate items statement of income. Goodwill is measured (major components) of property, plant at cost less accumulated impairment (if any). and equipment. Subsequent expenditure Goodwill associated with disposal of an relating to property, plant and equipment operation that is part of cash-generating is capitalized only when it is probable that unit is measured based on the relative future economic benefits associated with values of the operation disposed of and the these will flow to the Company and the cost portion of the cash-generating unit retained, of the item can be measured reliably. unless some other method better reflects Integrated Annual Report 2022-23 357

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) the goodwill associated with the operation The Company determines the lease term as the disposed of. non-cancellable period of a lease, together with periods covered by an option to extend the lease, c) Intangible assets where the Company is reasonably certain to Intangible assets acquired separately are exercise that option. measured at cost of acquisition. Intangible The Company at the commencement of the lease assets acquired in a business combination contract recognizes a Right of Use (“RoU”) asset are measured at fair value as at the date of at cost and corresponding lease liability, except acquisition. Following initial recognition, for leases with term of less than twelve months intangible assets are carried at cost less (short-term leases) and low-value assets. For accumulated amortization and impairment these short-term and low-value leases, the losses, if any. Company recognizes the lease payments as an The amortization of an intangible asset with operating expense on a straight-line basis over a finite useful life reflects the manner in the lease term. which the economic benefit is expected to The cost of the RoU assets comprises the be generated and is included in selling and amount of the initial measurement of the lease marketing expenses in the consolidated liability, any lease payments made at or before statement of income. the inception date of the lease plus any initial The estimated useful life of amortizable direct costs, less any lease incentives received. intangibles is reviewed and where appropriate Subsequently, the RoU assets are measured is adjusted, annually. The estimated useful at cost less any accumulated depreciation and lives of the amortizable intangible assets are accumulated impairment losses, if any. The as follows: RoU assets are depreciated using the straight-line method from the commencement date over Category Useful life the shorter of lease term or useful life of RoU Customer-related intangibles 1 to 15 years assets. The estimated useful lives of RoU assets Marketing-related intangibles 2.5 to 10 years are determined on the same basis as those of property, plant and equipment. (viii) Leases The Company applies IAS 36 to determine whether The Company evaluates each contract or a RoU asset is impaired and accounts for any arrangement, whether it qualifies as lease as identified impairment loss as described in the defined under IFRS 16. impairment of non-financial assets below. The Company as a lessee For lease liabilities at the commencement of the The Company enters into an arrangement for lease, the Company measures the lease liability lease of land, buildings, plant and equipment at the present value of the lease payments that including computer equipment and vehicles. Such are not paid at that date. The lease payments are arrangements are generally for a fixed period but discounted using the interest rate implicit in the may have extension or termination options. The lease, if that rate is readily determined, if that rate Company assesses, whether the contract is, or is not readily determined, the lease payments are contains, a lease, at its inception. A contract is, or discounted using the incremental borrowing rate contains, a lease if the contract conveys the right that the Company would have to pay to borrow to – funds, including the consideration of factors such as the nature of the asset and location, collateral, (a) control use of an identified asset, market terms and conditions, as applicable in a (b) obtain substantially all the economic similar economic environment. benefits from use of the identified asset, and After the commencement date, the amount (c) direct the use of the identified asset. of lease liabilities is increased to reflect the 358 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) accretion of interest and reduced for the lease Loss allowances for trade receivables, payments made. unbilled receivables, contract assets and The Company recognizes the amount of the re- finance lease receivables are measured at measurement of lease liability as an adjustment an amount equal to lifetime expected credit to the RoU assets. Where the carrying amount loss. Lifetime expected credit losses are the of the RoU asset is reduced to zero and there expected credit losses that result from all is a further reduction in the measurement of possible default events over the expected the lease liability, the Company recognizes any life of a financial instrument. Lifetime remaining amount of the re-measurement in the expected credit loss is computed based on consolidated statement of income. a provision matrix which takes in to account, risk profiling of customers and historical Payment of lease liabilities are classified as cash credit loss experience adjusted for forward used in financing activities in the consolidated looking information. For other financial statement of cash flows. assets, expected credit loss is measured at The Company as a lessor the amount equal to twelve months expected Leases under which the Company is a lessor credit loss unless there has been a significant are classified as a finance or operating lease. increase in credit risk from initial recognition, Lease contracts where all the risks and rewards in which case those are measured at lifetime are substantially transferred to the lessee are expected credit loss. classified as a finance lease. All other leases are classified as operating lease. b) Non-financialassets For leases under which the Company is an The Company assesses long-lived assets intermediate lessor, the Company accounts for such as property, plant and equipment, RoU the head-lease and the sub-lease as two separate assets and acquired intangible assets for contracts. The sub-lease is further classified impairment whenever events or changes in either as a finance lease or an operating lease by circumstances indicate that the carrying reference to the RoU asset arising from the head- amount of an asset or group of assets may not lease. be recoverable. If any such indication exists, the Company estimates the recoverable (ix) Inventories amount of the asset or group of assets. Inventories are valued at lower of cost and net Goodwill is tested for impairment at least realizable value, including necessary provision annually at the same time and when events for obsolescence. Cost is determined using the occur or changes in circumstances indicate weighted average method. that the recoverable amount of the cash generating unit is less than its carrying value. (x) Impairment The goodwill impairment test is performed at a) Financial assets the level of cash-generating unit or groups of cash -generating units which represents the The Company applies the expected credit lowest level at which goodwill is monitored loss model for recognizing impairment loss for internal management purposes. on financial assets measured at amortized cost, debt instruments classified as FVTOCI, The recoverable amount of an asset or cash trade receivables, unbilled receivables, generating unit is the higher of its fair value contract assets, finance lease receivables, less cost of disposal (“FVLCD”) and its value-and other financial assets. Expected in-use (“VIU”). The VIU of long-lived assets is credit loss is the difference between the calculated using projected future cash flows. contractual cash flows and the cash flows FVLCD of a cash generating unit is computed that the entity expects to receive, discounted using turnover and earnings multiples. If using the effective interest rate. the recoverable amount of the asset or the Integrated Annual Report 2022-23 359

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) recoverable amount of the cash generating and not reclassified to profit or loss in unit to which the asset belongs is less than subsequent period. its carrying amount, the carrying amount Net interest recognized in profit or loss is is reduced to its recoverable amount. The calculated by applying the discount rate used reduction is treated as an impairment to measure the defined benefit obligation loss and is recognized in the consolidated to the net defined benefit liability or asset. statement of income. If at the reporting The actual return on the plan assets above date, there is an indication that a previously or below the discount rate, is recognized assessed impairment loss no longer exists, as part of remeasurements of the defined the recoverable amount is reassessed benefit plans through other comprehensive and the impairment losses previously income, net of taxes. recognized are reversed such that the asset The Company has the following employee is recognized at its recoverable amount but benefit plans: not exceeding written down value which would have been reported if the impairment A. Provident fund losses had not been recognized initially. An Eligible employees receive benefits impairment loss in respect of goodwill is not under the Company’s provident fund reversed subsequently. plan, into which both the employer and employees make periodic contributions (xi) Employeebenefits to the approved provident fund trust a) Post-employment plans managed by the Company. A portion of The Group participates in various employee the employer’s contribution is made to benefit plans. Pensions and other post- the government administered pension employment benefits are classified as either fund. The contributions to the trust defined contribution plans or defined benefit managed by the Company is accounted plans. Under a defined contribution plan, the for as a defined benefit plan as the Company’s sole obligation is to pay a fixed Company is liable for any shortfall in the amount with no obligation to pay further fund assets based on the government contributions if the fund does not hold specified minimum rates of return. sufficient assets to pay all employee benefits. Certain employees receive benefits The related actuarial and investment risks under the provident fund plan in which are borne by the employee. The expenditure both the employer and employees for defined contribution plans is recognized make periodic contributions to the as an expense during the period when the government administered provident employee provides service. Under a defined fund. A portion of the employer’s benefit plan, it is the Company’s obligation contribution is made to the government to provide agreed benefits to the employees. administered pension fund. This is The related actuarial and investment risks accounted as a defined contribution are borne by the Company. The present plan as the obligation of the Company value of the defined benefit obligations is is limited to the contributions made to calculated by an independent actuary using the fund. the projected unit credit method. Remeasurements of the defined benefit B. Gratuity and foreign pension plans, comprising actuarial gains or losses, In accordance with the Payment of the effect of changes to the asset ceiling, Gratuity Act, 1972, applicable for Indian and the return on plan assets (excluding companies, the Company provides interest) are immediately recognized in for a lump sum payment to eligible other comprehensive income, net of taxes employees, at retirement or termination 360 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) of employment based on the last drawn    d) Compensated absences salary and years of employment with the    The employees of the Company are entitled Company. The gratuity fund is managed to compensated absences. The employees by third party fund managers. can carry forward a portion of the unutilized    The Company also maintains pension accumulating compensated absences and and similar plans for employees utilize it in future periods or receive cash at outside India, based on country specific retirement or termination of employment. regulations. These plans are partially The Company records an obligation for funded, and the funds are managed compensated absences in the period in by third party fund managers. The which the employee renders the services that plans provide for monthly payout increases this entitlement. The Company after retirement as per salary drawn measures the expected cost of compensated and service period or for a lump sum absences as the additional amount that the payment as set out in rules of each fund. Company expects to pay as a result of the    The Company’s obligations in respect unused entitlement that has accumulated at of these plans, which are defined the end of the reporting period. The Company benefit plans, are provided for based on recognizes accumulated compensated actuarial valuation using the projected absences based on actuarial valuation unit credit method. using the projected unit credit method. Non-accumulating compensated absences    C. Superannuation are recognized in the period in which the                Superannuation plan, a defined absences occur. contribution scheme is administered by third party fund managers. The (xii) Share-based payment transactions Company makes annual contributions    Selected employees of the Company receive based on a specified percentage of each remuneration in the form of equity settled eligible employee’s salary. instruments or cash settled instruments, for rendering services over a defined vesting    b) Terminationbenefits period and for Company’s performance-based    Termination benefits are expensed when the stock options over the defined period. Equity Company can no longer withdraw the offer of instruments granted are measured by reference those benefits. to the fair value of the instrument at the date of grant. In cases, where equity instruments    c) Short-termbenefits are granted at a nominal exercise price, the intrinsic value on the date of grant approximates    Short-term employee benefit obligations the fair value. The expense is recognized in such as cash bonus, management incentive the consolidated statement of income with a plans or profit-sharing plans are measured corresponding increase to the share-based on an undiscounted basis and are recorded payment reserve, a component of equity. as expense as the related service is provided. A liability is recognized for the amount    The equity instruments or cash settled expected to be paid under short-term cash instruments generally vest in a graded bonus or management incentive plans or manner over the vesting period. The fair value profit-sharing plans, if the Company has a determined at the grant date is expensed over present legal or constructive obligation to the vesting period of the respective tranches of pay this amount as a result of past service such grants (accelerated amortization). The provided by the employee and the obligation stock compensation expense is determined can be estimated reliably. based on the Company’s estimate of equity Integrated Annual Report 2022-23 361

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) instruments or cash settled instruments that will contract, the parties to contract are committed eventually vest. to perform their respective obligations under the contract, and the contract is legally enforceable.    Cash Settled instruments granted are re- Revenue is recognized upon transfer of control measured by reference to the fair value at the end of promised products or services to customers of each reporting period and at the time of vesting. in an amount that reflects the consideration the The expense is recognized in the consolidated Company expects to receive (the “Transaction statement of income with a corresponding Price”). Revenue towards satisfaction of a increase to financial liability. performance obligation is measured at the amount of the Transaction Price (net of variable (xiii) Provisions consideration on account of discounts and    Provisions are recognized when the Company allowances) allocated to that performance has a present obligation (legal or constructive), obligation. To recognize revenues, the Company as a result of a past event, it is probable that an applies the following five step approach: (1) outflow of economic benefits will be required to identify the contract with a customer, (2) identify settle the obligation and a reliable estimate can the performance obligations in the contract, (3) be made of the amount of the obligation. determine the Transaction Price, (4) allocate the Transaction Price to the performance obligations    The amount recognized as a provision is the best in the contract, and (5) recognize revenues when estimate of the consideration required to settle a performance obligation is satisfied. When the present obligation at the end of the reporting there is uncertainty as to collectability, revenue period, considering the risks and uncertainties recognition is postponed until such uncertainty surrounding the obligation. is resolved.    When some or all of the economic benefits    At contract inception, the Company assesses required to settle a provision are expected to be its promise to transfer products or services to recovered from a third party, the receivable is a customer to identify separate performance recognized as an asset, if it is virtually certain that obligations. The Company applies judgment reimbursement will be received, and the amount to determine whether each product or service of the receivable can be measured reliably. promised to a customer is capable of being    Provisions for onerous contracts are recognized distinct, and are distinct in the context of the when the expected benefits to be derived by contract, if not, the promised products or the Company from a contract are lower than services are combined and accounted as a single the unavoidable costs of meeting the future performance obligation. The Company allocates obligations under the contract. Provisions for the Transaction Price to separately identifiable onerous contracts are measured at the present performance obligations based on their relative value of lower of the expected net cost of fulfilling stand-alone selling price or residual method. the contract and the expected cost of terminating Stand-alone selling prices are determined the contract. based on sale prices for the components when it is regularly sold separately, in cases where (xiv) Revenue the Company is unable to determine the stand- The Company derives revenue primarily from alone selling price, the Company uses third-party software development, maintenance of software/ prices for similar deliverables or the Company hardware and related services, consulting uses expected cost-plus margin approach in services, business process services and sale of estimating the stand-alone selling price. IT products.    For performance obligations where control is    Revenues from customer contracts are considered transferred over time, revenues are recognized for recognition and measurement when the by measuring progress towards completion of contract has been approved by the parties to the the performance obligation. The selection of the 362 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) method to measure progress towards completion of time. Contract assets primarily requires judgment and is based on the nature of relate to unbilled amounts on fixed-the promised products or services to be provided. price development contracts and are    The method for recognizing revenues and costs classified as non-financial asset as depends on the nature of the services rendered: the contractual right to consideration is dependent on completion of contractual milestones.    A. Time and materials contracts    A contract liability is an entity’s    Revenues and costs relating to time and obligation to transfer goods or services materials contracts are recognized as the to a customer for which the entity has related services are rendered. received consideration (or the amount is due) from the customer.    B. Fixed-price contracts    i. Fixed-price development contracts    ii. Maintenance contracts                Revenues from fixed-price development    Revenues related to fixed-price contracts, including software maintenance contracts are recognized development, and integration contracts, on a straight-line basis when services where the performance obligations are performed through an indefinite are satisfied over time, are recognized number of repetitive acts over a using the “percentage-of-completion” specified period or ratably using method. The performance obligations percentage of completion method are satisfied as and when the services when the pattern of benefits from the are rendered since the customer services rendered to the customers and generally obtains control of the work as the cost to fulfil the contract is not even it progresses. Percentage of completion through the period of contract because is determined based on project costs the services are generally discrete in incurred to date as a percentage of total nature and not repetitive. estimated project costs required to    Revenue for contracts in which the complete the project. The cost expended invoicing is representative of the value (or input) method has been used to being delivered is recognized based measure progress towards completion on our right to invoice. If our invoicing as there is a direct relationship between is not consistent with value delivered, input and productivity. If the Company revenues are recognized as the service is not able to reasonably measure the is performed using the percentage of progress of completion, revenue is completion method. recognized only to the extent of costs    In certain projects, a fixed quantum incurred, for which recoverability is of service or output units is agreed at probable. When total cost estimates a fixed-price for a fixed term. In such exceed revenues in an arrangement, the contracts, revenue is recognized with estimated losses are recognized in the respect to the actual output achieved consolidated statement of income in till date as a percentage of total the period in which such losses become contractual output. Any residual service probable based on the current contract unutilized by the customer is recognized estimates as an onerous contract as revenue on completion of the term. provision.                A contract asset is a right to    iii. Element or Volume based contracts consideration that is conditional    Revenues and costs are recognized as upon factors other than the passage the related services are rendered. Integrated Annual Report 2022-23 363

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated)    C. Products suppliers to resell products or services. In such cases, the Company evaluates    Revenue on product sales are recognized whether the Company is the principal when the customer obtains control of the (i.e., report revenues on a gross basis) specified product. or agent (i.e., report revenues on a net basis). In doing so, the Company    D. Others first evaluates whether the Company • Any change in scope or price controls the good or service before is considered to be a contract it is transferred to the customer. The modification. The Company accounts for Company considers whether it has the modifications to existing contracts by primary obligation to fulfil the contract, assessing whether the services added inventory risk, pricing discretion and are distinct and whether the pricing other factors to determine whether is at the stand-alone selling price. it controls the goods or services and Services added that are not distinct are therefore, is acting as a principal or accounted for on a cumulative catch an agent. If the Company controls the up basis, while those that are distinct good or service before it is transferred are accounted for prospectively, either to the customer, the Company is as a separate contract if the additional the principal; if not, the Company is services are priced at the stand-alone the agent. selling price, or as a termination of the    • Estimates of the Transaction Price and existing contract and creation of a new total costs or efforts are continuously contract if not priced at the stand-alone monitored over the term of the contract selling price. and are recognized in net profit in the • The Company accounts for variable period when these estimates change considerations like volume discounts, or when the estimates are revised. rebates and pricing incentives to Revenues and the estimated total costs customers and penalties as reduction or efforts are subject to revision as the of revenue on a systematic and rational contract progresses. basis over the period of the contract.    • The Company accrues the estimated The Company estimates an amount cost of warranties at the time when the of such variable consideration using revenue is recognized. The accruals expected value method or the single are based on the Company’s historical most likely amount in a range of possible experience of material usage and consideration depending on which service delivery costs. method better predicts the amount of consideration to which the Company • Incremental costs that relate directly may be entitled and when it is probable to a contract and incurred in securing a that a significant reversal of cumulative contract with a customer are recognized revenue recognized will not occur when as an asset when the Company expects the uncertainty associated with the to recover these costs. variable consideration is resolved. • The Company recognizes contract    • Revenues are shown net of allowances fulfilment cost as an asset if those / returns, sales tax, value added costs specifically relate to a contract tax, goods and services tax and or to an anticipated contract, the costs applicable discounts. generate or enhance resources that will be used in satisfying performance    • The Company may enter into obligations in future; and the costs are arrangements with third-party expected to be recovered. 364 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) • Costs to obtain contract relating to instruments. Interest income is recognized using upfront payments to customers are the effective interest method. Dividend income amortized to revenue and other costs is recognized when the right to receive payment to obtain contract and costs to fulfil is established. contract are amortized to cost of sales over the respective contract life on (xvii)Income tax a systematic basis consistent with    Income tax comprises current and deferred the transfer of goods or services to tax. Income tax expense is recognized in the customer to which the asset relates. consolidated statement of income except to the    • The Company assesses the timing of extent it relates to a business combination, or the transfer of goods or services to the items directly recognized in equity or in other customer as compared to the timing comprehensive income. of payments to determine whether a    a) Current income tax significant financing component exists. As a practical expedient, the Company    Current income tax for the current and prior does not assess the existence of a periods are measured at the amount expected significant financing component when to be recovered from or paid to the taxation the difference between payment and authorities based on the taxable income for transfer of deliverables is twelve months the period. The tax rates and tax laws used to or less. If the difference in timing arises compute the current tax amounts are those for reasons other than the provision of that are enacted or substantively enacted as finance to either the customer or us, no at the reporting date and applicable for the financing component is deemed to exist. period. While determining the tax provisions, the Company assesses whether each    • Unbilled receivables are classified as uncertain tax position is to be considered a financial asset where the right to separately or together with one or more consideration is unconditional and only uncertain tax positions depending upon the the passage of time is required before nature and circumstances of each uncertain the payment is due. tax position. The Company offsets current (xv) Finance expenses tax assets and current tax liabilities, where it has a legally enforceable right to set off    Finance expenses comprises interest cost on the recognized amounts and where it intends borrowings, lease liabilities and net defined benefit either to settle on a net basis, or to realize liability, net loss on translation or settlement of the asset and liability simultaneously. foreign currency borrowings and changes in fair value and gains / (losses) on settlement of related b) Deferred income tax derivative instruments. Borrowing costs that are    Deferred income tax is recognized using the not directly attributable to a qualifying asset balance sheet approach. Deferred income are recognized in the consolidated statement of tax assets and liabilities are recognized income using the effective interest method. for deductible and taxable temporary differences arising between the tax base (xvi) Finance and other income of assets and liabilities and their carrying    Finance and other income comprise interest amount in financial statements, except when income on deposits, dividend income, gains the deferred income tax arises from the / (losses) on disposal of investments, gains / initial recognition of goodwill or an asset or (losses) on investments classified as FVTPL, liability in a transaction that is not a business net gain on translation or settlement of foreign combination and affects neither accounting currency borrowings and changes in fair value and nor taxable profits or loss at the time of gains / (losses) on settlement of related derivative the transaction. Integrated Annual Report 2022-23 365

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated)    Deferred income tax assets are recognized treasury shares held. Diluted earnings per share is to the extent it is probable that taxable profit computed using the weighted average number of will be available against which the deductible equity and dilutive equivalent shares outstanding temporary differences and the carry forward during the period, using the treasury stock method of unused tax credits and unused tax losses for options, except where the results would be can be utilized. anti-dilutive.    Deferred income tax liabilities are    The number of equity shares and potentially recognized for all taxable temporary dilutive equity shares are adjusted retrospectively differences except in respect of taxable for all periods presented for any splits and bonus temporary differences that is expected shares issues including for change effected prior to reverse within the tax holiday period, to the approval of the consolidated financial taxable temporary differences associated statements by the Board of Directors. with investments in subsidiaries, associates and foreign branches where the timing of (xix)Statementofcashflows the reversal of the temporary difference    Cash flows are reported using the indirect method, can be controlled and it is probable that the whereby profit for the period is adjusted for the temporary difference will not reverse in the effects of transactions of a non-cash nature, any foreseeable future. deferrals or accruals of past or future operating cash receipts or payments and item of income or    The carrying amount of deferred income tax expenses associated with investing or financing assets is reviewed at each reporting date cash flows. The cash generated from/(used in) and reduced to the extent that it is no longer operating, investing and financing activities of the probable that sufficient taxable profit will be Company are segregated. available to allow all or part of the deferred income tax asset to be utilized. (xx) Disposal of assets    Deferred income tax assets and liabilities    The gain or loss arising on disposal or retirement are measured at the tax rates that are of assets is recognized in the consolidated expected to apply in the period when the statement of income. asset is realized, or the liability is settled, based on tax rates (and tax laws) that have New Accounting standards, amendments and been enacted or substantively enacted at the interpretations adopted by the Company effective reporting date. from April 1, 2022:    The Company offsets deferred income Amendments to IAS 37 – Onerous Contracts – Cost of tax assets and liabilities, where it has a FulfillingaContract legally enforceable right to offset current On May 14, 2020, the IASB issued “Onerous Contracts tax assets against current tax liabilities, — Cost of Fulfilling a Contract (Amendments to IAS and they relate to taxes levied by the same 37)”, amending the standard regarding costs a company taxation authority on either the same taxable should include as the cost of fulfilling a contract entity, or on different taxable entities where when assessing whether a contract is onerous. The there is a right and an intention to settle the amendment specifies that the “cost of fulfilling” a current tax liabilities and assets on a net contract comprises the “costs that relate directly to the basis or their tax assets and liabilities will be contract”. Costs that relate directly to a contract can realized simultaneously. either be incremental costs of fulfilling that contract (xviii) Earnings per share or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment    Basic earnings per share is computed using has resulted in a reduction of H 51 in opening retained the weighted average number of equity shares earnings, primarily due to allocation of other costs that outstanding during the period adjusted for relate directly to fulfilling contracts. 366 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) New amendments not yet adopted: also clarified the classification requirements for debt Certain new standards, amendments to standards and a company might settle by converting it into equity. interpretations are not yet effective for annual periods These amendments are effective for annual reporting beginning after April 1, 2022 and have not been applied periods beginning on or after January 1, 2023, and are in preparing these consolidated financial statements. to be applied retrospectively, with earlier application New standards, amendments to standards and permitted. The adoption of amendments to IAS 1 interpretations that could have potential impact on the is not expected to have any material impact on the consolidated financial statements of the Company are: consolidated financial statements. Amendments to IAS 12 – Income Taxes Amendments to IAS 1 – Presentation of Financial Statements On May 7, 2021, the IASB amended IAS 12 “Income On October 31, 2022, the IASB issued ‘Non-current Taxes” and published ‘Deferred Tax related to Assets Liabilities with Covenants (Amendments to IAS 1)’. The and Liabilities arising from a Single Transaction amendments specify that covenants to be complied with (Amendments to IAS 12)’ that clarify how companies after the reporting date do not affect the classification account for deferred tax on transactions such as of debt as current or non-current at the reporting date. leases and decommissioning obligations. In specified Instead, the amendments require a company to disclose circumstances, companies are exempt from recognizing information about these covenants in the notes to the deferred tax when they recognize assets or liabilities financial statements. The amendments are effective for the first time. The amendments clarify that this for reporting periods beginning on or after January 1, exemption does not apply to transactions such as leases 2024, with earlier application permitted. The adoption and decommissioning obligations and companies are of these amendments to IAS 1 are not expected required to recognize deferred tax on such transactions. to have any material impact on the consolidated These amendments are effective for annual reporting financial statements. periods beginning on or after January 1, 2023 and are    Amendments to IFRS 16 – Leases to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 12 On September 22, 2022, the IASB issued ‘Lease Liability is not expected to have any material impact on the in a Sale and Leaseback (Amendments to IFRS 16)’ that consolidated financial statements. specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and    Amendments to IAS 1 – Presentation of Financial Statements leaseback transaction, to ensure the seller-lessee does    On January 23, 2020, the IASB issued “Classification not recognize any amount of the gain or loss that relates of liabilities as Current or Non-Current (Amendments to the right of use it retains. The amendment is intended to IAS 1)” providing a more general approach to the to improve the requirements for sale and leaseback classification of liabilities under IAS 1 based on the transactions in IFRS 16 and will not change the contractual arrangement in place at the reporting date. accounting for leases unrelated to sale and leaseback The amendments aim to promote consistency in applying transactions. These amendments are effective for the requirements by helping companies to determine annual reporting periods beginning on or after January 1, whether, in the statement of financial position, debt and 2024, and are to be applied retrospectively, with earlier other liabilities with an uncertain settlement date should application permitted. The adoption of amendments to be classified as current (due or potentially due to be IFRS 16 is not expected to have any material impact on settled within one year) or non-current. The amendments the consolidated financial statements. Integrated Annual Report 2022-23 367

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 4. PROPERTY, PLANT AND EQUIPMENT Furniture Plant and fixtures Land Buildings equipment Vehicles Total (1) and equipment Gross carrying value: As at April 1, 2021 H 3,815 H 39,414 H 110,855 H 20,692 H 418 H 175,194 Additions 1,031 1,676 19,411 2,384 7 24,509 Additions through Business combinations — 370 335 3 708 Disposals (30) (440) (7,863) (826) (115) (9,274) Translation adjustment (3) 36 698 60 4 795 As at March 31, 2022 H 4,813 H 40,686 H 123,471 H 22,645 H 317 H 191,932 Accumulated depreciation/impairment: As at April 1, 2021 H—H 8,785 H 85,040 H 15,089 H 397 H 109,311 Depreciation and impairment—1,536 12,305 2,141 10 15,992 Disposals—(346) (7,451) (725) (112) (8,634) Translation adjustment—28 571 52 2 653 As at March 31, 2022 H - H 10,003 H 90,465 H 16,557 H 297 H 117,322 Capital work-in-progress H 16,288 Net carrying value including Capital work-in-progress as at March 31, 2022 H 90,898 Gross carrying value: As at April 1, 2022 H 4,813 H 40,686 H 123,471 H 22,645 H 317 H 191,932 Additions 40 7,269 12,191 4,881 7 24,388 Additions through Business combinations—7 357 6 3 373 Disposals (3) (435) (20,016) (1,799) (168) (22,421) Translation adjustment 10 173 1,729 171 2 2,085 As at March 31, 2023 H 4,860 H 47,700 H 117,732 H 25,904 H 161 H 196,357 Accumulated depreciation/impairment: As at April 1, 2022 H—H 10,003 H 90,465 H 16,557 H 297 H 117,322 Depreciation and impairment—1,217 13,305 2,394 10 16,926 Disposals—(395) (19,655) (1,621) (163) (21,834) Translation adjustment—102 1,386 118 1 1,607 As at March 31, 2023 H - H 10,927 H 85,501 H 17,448 H 145 H 114,021 Capital work-in-progress H 6,323 Net carrying value including Capital work-in-progress as at March 31, 2023 H 88,659 (1) Including net carrying value of computer equipment and software amounting to H 25,162 and H 22,425, as at March 31, 2022 and 2023, respectively. 368 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 5. RIGHT-OF-USEASSET Category of Right-of-Use asset Plant and Land Buildings (1) Vehicles Total equipment Gross carrying value: As at April 1, 2021 H 2,082 H 18,844 H 3,918 H 926 H 25,770 Additions 15 7,517 429 105 8,066 Additions through Business combinations—2,920—36 2,956 Disposals (819) (3,360) (1,861) (149) (6,189) Translation adjustment—72 25 (14) 83 As at March 31, 2022 H 1,278 H 25,993 H 2,511 H 904 H 30,686 Accumulated depreciation: As at April 1, 2021 H 55 H 6,703 H 2,157 H 435 H 9,350 Depreciation 24 5,572 849 264 6,709 Disposals (21) (2,667) (1,518) (121) (4,327) Translation adjustment—68 24 (8) 84 As at March 31, 2022 H 58 H 9,676 H 1,512 H 570 H 11,816 Net carrying value as at March 31, 2022 H 18,870 Gross carrying value: As at April 1, 2022 H 1,278 H 25,993 H 2,511 H 904 H 30,686 Additions—6,015 1,109 236 7,360 Additions through Business combinations—201 — 201 Disposals—(5,085) (1,160) (317) (6,562) Translation adjustment—822 120 42 984 As at March 31, 2023 H 1,278 H 27,946 H 2,580 H 865 H 32,669 Accumulated depreciation: As at April 1, 2022 H 58 H 9,676 H 1,512 H 570 H 11,816 Depreciation 19 5,651 614 238 6,522 Disposals—(3,564) (1,003) (263) (4,830) Translation adjustment—364 69 26 459 As at March 31, 2023 H 77 H 12,127 H 1,192 H 571 H 13,967 Net carrying value as at March 31, 2023 H 18,702 (1) Comprised of net carrying value of computer equipment. Integrated Annual Report 2022-23 369

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The Company recognized the following expenses in the consolidated statement of income: Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Interest expenses on lease liabilities H 798 H 894 H 1,176 Rent expense recognized under facility expenses pertaining to: Leases of low-value assets 53 150 261 Leases with less than twelve months of lease term 1,876 2,392 2,732 H 2,727 H 3,436 H 4,169 Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows. Income from subleasing RoU assets is not material. The Company is committed to certain leases amounting to H 554 which have not commenced as of March 31, 2023. The term of such leases ranges from 4 to 6 years. Refer to Note 19 for remaining contractual maturities of lease liabilities. 6. GOODWILL AND INTANGIBLE ASSETS The movement in goodwill balance is given below: Year ended Year ended March 31, 2022 March 31, 2023 Balance at the beginning of the year H 139,127 H 246,989 Translation adjustment 5,293 20,335 Acquisition through business combinations(1) (Refer to Note 7) 102,569 40,687 Disposals (Refer to Note 37)—(41) Balance at the end of the year H 246,989 H 307,970 (1)Acquisition through business combinations for the years ended March 31, 2022 and 2023 is after considering the impact of H 116 and H 57 towards measurement period changes in the purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2022, respectively. The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2022 and 2023 has been allocated to the IT Services operating segment. Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions. Year ended Year ended March 31, 2022 March 31, 2023 CGUs Americas 1 H 77,106 H 103,583 Americas 2 84,166 98,081 Europe 64,288 78,459 Asia Pacific Middle East and Africa 21,429 27,847 H 246,989 H 307,970 For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU. 370 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used. Based on the above testing, no impairment was identified as at March 31, 2022 and 2023, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount. The movement in intangible assets is given below: Intangible assets Customer- Marketing- Total related related Gross carrying value: As at April 1, 2021 H 26,326 H 1,611 H 27,937 Acquisition through business combinations (Refer to Note 7) 27,834 9,814 37,648 Deductions/adjustments (11,984) (215) (12,199) Translation adjustment 1,190 218 1,408 As at March 31, 2022 H 43,366 H 11,428 H 54,794 Accumulated amortization/impairment: As at April 1, 2021 H 14,248 H 604 ` 14,852 Amortization and impairment 6,872 1,338 8,210 Deductions/adjustments (11,984) (215) (12,199) Translation adjustment 347 29 376 As at March 31, 2022 H 9,483 H 1,756 H 11,239 Net carrying value as at March 31, 2022 H 33,883 H 9,672 H 43,555 Gross carrying value: As at April 1, 2022 H 43,366 H 11,428 H 54,794 Acquisition through business combinations (Refer to Note 7) 5,602 482 6,084 Deductions/adjustments (1) (2,555) (862) (3,417) Translation adjustment 3,400 876 4,276 As at March 31, 2023 H 49,813 H 11,924 H 61,737 Accumulated amortization/impairment: As at April 1, 2022 H 9,483 H 1,756 H 11,239 Amortization and impairment (2) 7,718 2,236 9,954 Deductions/adjustments (2,519) (862) (3,381) Translation adjustment 735 145 880 As at March 31, 2023 H 15,417 H 3,275 H 18,692 Net carrying value as at March 31, 2023 H 34,396 H 8,649 H 43,045 (1) Includes H 36 towards measurement period adjustment in customer-related intangible in an acquisition completed during the year ended March 31, 2022. (2) During the year ended March 31, 2023, a decline in the revenue and earnings estimates led to a revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge H 1,816 for the year ended March 31, 2023, as part of amortization and impairment. Integrated Annual Report 2022-23 371

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) As at March 31, 2023, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows: Estimated remaining Acquisition Net carrying value amortization period Capco—customer-related intangible H 21,089 7.08 years Capco—marketing-related intangible 7,214 8.08 years Rizing 3,802 1.64—4.64 years Edgile, LLC 1,620 4.75 years Ampion Holdings Pty Ltd 1,478 1.35—4.35 years Vara Infotech Private Limited 1,305 3.5—6.5 years Rational Interaction, Inc. 1,206 3.89 years Eximius Design, LLC 1,097 0.9—4.4 years Convergence Acceleration Solutions, LLC 942 5.03 years International TechneGroup Incorporated 138 1.5 years Others 3,154 0.84—9.25 years Total H 43,045 7. BUSINESS COMBINATIONS Summary of acquisitions during the year ended March 31, 2021: During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration (upfront cash payout to acquire control and contingent consideration) of H 13,801. These include: a) H 1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“IVIA”) on August 14, 2020, a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil. b) H 5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East c) H 849 towards acquisition of Encore Theme Technologies Private Limited (“ETT”), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and d) H 6,041 towards acquisition of Eximius Design, LLC and Eximius Design India Private Limited (“Eximius”) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design. The following table presents the purchase price allocation: Purchase price allocated Net assets H 1,285 Fair value of customer-related intangibles 2,460 Fair value of marketing-related intangibles 828 Deferred tax liabilities on intangible assets (432) Total H 4,141 Goodwill 9,660 Total purchase price H 13,801 372 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The total consideration for IVIA includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023, and range of contingent consideration payable is between H Nil and H 746. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 525 as of the date of acquisition. The fair value of discounted contingent consideration of H 460 is recorded as part of purchase price allocation. The total consideration for ETT includes a contingent consideration linked to achievement of revenues and earnings over a period of 18 months ending March 31, 2022, and range of contingent consideration payable is between H Nil and H 305. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 215 as of the date of acquisition. The fair value of discounted contingent consideration of H 196 is recorded as part of purchase price allocation. The total consideration for Eximius includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending March 31, 2023, and range of contingent consideration payable is between H Nil and H 1,738. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.3% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 1,695 as of the date of acquisition. The fair value of discounted contingent consideration of H 1,637 is recorded as part of purchase price allocation. Net assets acquired include H 1,026 of cash and cash equivalents and trade receivables valued at H 1,159. The goodwill of H 9,660 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the United States of America. The transaction costs of H 175 related to the above acquisitions have been included in general and administrative expenses in the consolidated statement of income. Summary of acquisitions during the year ended March 31, 2022: During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in: (a) Capco and its subsidiaries (“Capco”), a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition makes the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco’s domain and consulting strength, our SMUs will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of H 109,530. (b) Ampion Holdings Pty Ltd and its subsidiaries (“Ampion”), an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. It reinstates the commitment towards clients and stakeholders in Australia and New Zealand, under our APMEA SMU. Further, Ampion’s product and services combined with ours and powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of H 9,102. Integrated Annual Report 2022-23 373

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) (c) Edgile, LLC (“Edgile”), a US-based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition helps address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organizations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of H 17,176. (d) LeanSwift Solutions Inc. and its subsidiaries (“LeanSwift”), a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift’s expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of H 1,625. The following table presents the purchase price allocation: Capco Ampion Edgile LeanSwift Net assets H 4,667 H 1,235 H 1,306 H 195 Fair value of customer-related intangibles 24,273 1,748 1,717 63 Fair value of marketing-related intangibles 8,083 460 1,160 111 Deferred tax liabilities on intangible assets (9,383) (663)—(49) Total H 27,640 H 2,780 H 4,183 H 320 Goodwill 81,890 6,322 12,993 1,305 Total purchase price H 109,530 H 9,102 H 17,176 H 1,625 Net Assets include: Cash and cash equivalents H 4,278 H 855 H 907 H 145 Fair value of acquired trade receivables included in net assets H 6,167 H 1,074 H 819 H 201 Gross contractual amount of acquired trade receivables 6,181 1,074 819 217 Less: Allowance for lifetime expected credit loss (14) — (16) Transaction costs included in general and administrative expenses H 358 H 49 H 152 H 88 The goodwill of H 102,510 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the United States of America. The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between H Nil and H 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of H 1,462 is recorded as part of purchase price allocation. 374 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Summary of acquisitions during the year ended March 31, 2023: During the year ended March 31, 2023, the Company has completed two business combinations by acquiring 100% equity interest in: (a) Convergence Acceleration Solutions, LLC (“CAS Group”), a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022 for total cash consideration (upfront cash to acquire control and contingent consideration) of H 5,587. (b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”), a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The acquisition was consummated on May 20, 2022 for total cash consideration of H 43,845. The following table presents the purchase price allocation: CAS Group Rizing Net assets H 532 H 3,936 Fair value of customer-related intangibles 1,708 3,894 Fair value of marketing-related intangibles—482 Deferred tax liabilities on intangible assets—(1,750) Total H 2,240 H 6,562 Goodwill 3,347 37,283 Total purchase price H 5,587 H 43,845 Net Assets include: Cash and cash equivalents H 127 H 2,114 Fair value of acquired trade receivables included in net assets H 452 H 3,220 Gross contractual amount of acquired trade receivables 452 3,233 Less: Allowance for lifetime expected credit loss—(13) Transaction costs included in general and administrative expenses H 19 H 99 The purchase price allocation for Rizing is provisional as of March 31, 2023. The goodwill of H 40,630 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for CAS Group in the United States of America. The total consideration of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between H Nil and H 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is H 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of H 1,662 is recorded as part of purchase price allocation. The pro-forma effects of acquisitions during the year ended March 31, 2023, on the Company’s results were not material. Integrated Annual Report 2022-23 375

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 8. INVESTMENTS As at As at March 31, 2022 March 31, 2023 Non-current Financial instruments at FVTPL Equity instruments ` 1,976 ` 3,773 Fixed maturity plan mutual funds 513 1,300 Financial instruments at FVTOCI Equity instruments 14,963 15,647 Financial instruments at amortized cost Inter corporate and term deposits 1,657 ^ ` 19,109 ` 20,720 Current Financial instruments at FVTPL Short-term mutual funds ` 15,550 ` 40,262 Financial instruments at FVTOCI Non-convertible debentures, government securities, commercial papers, certificate of deposit 204,839 245,195 and bonds Financial instruments at amortized cost Inter corporate and term deposits (1) 21,266 23,775 ` 241,655 ` 309,232 Total ` 260,764 ` 329,952 ^ Value is less than 1 (1) These deposits earn a fixed rate of interest. Term deposits include current deposits in lien with banks primarily on account of term deposits of H 653 (March 31, 2022: H 654) held as margin money deposits against guarantees. Investments accounted for using the equity method The Company has no material associates as at March 31, 2022 and 2023. During the year ended March 31, 2022, as a result of an acquisition by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC (“Denim Group”), accounted for using the equity method. Refer to Note 26 for additional information. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below: As at As at As at March 31, 2021 March 31, 2022 March 31, 2023 Carrying amount of the Company’s interest in associates accounted for H 1,464 H 774 H 780 using the equity method For the year ended For the year ended For the year ended March 31, 2021 March 31, 2022 March 31, 2023 Company’s share of net profit / (loss) of associates accounted for using the H 130 H 57 H (57) equity method in the consolidated statement of income 376 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Detailsofnon-currentinvestmentsinequityinstruments-classifiedasFVTOCI Carrying value Particulars As at As at March 31, 2022 March 31, 2023 Tricentis Corporation H 2,698 H 2,764 YugaByte, Inc. 1,993 2,161 Immuta, Inc. 740 1,390 TLV Partners, L.P. 1,209 1,318 Vectra Networks, Inc. 1,064 1,153 CyCognito Ltd. 977 1,060 TLV Partners II, L.P. 774 801 Incorta, Inc. 712 772 B Capital Fund II, L.P. 493 517 Work-Bench Ventures II-A, LP 413 491 TLV Partners III, L.P. 288 354 Boldstart Ventures IV, L.P. 379 343 Boldstart Opportunities II, L.P. 296 321 Avaamo Inc. 261 283 Glilot Capital Partners III L.P. 289 255 Vulcan Cyber Limited 227 247 Sealights Technologies Ltd. 182 197 Netspring Data, Inc. 152 164 Spartan Radar—164 Headspin Inc. 145 158 Moogsoft (Herd) Inc. 133 144 Kognitos, Inc.—123 Kibsi, Inc.—123 Squadcast, Inc. 91 99 Harte Hanks Inc. 575 66 Wep Peripherals Ltd. 60 58 Work-Bench Ventures III-A, LP 33 50 Wep Solutions Limited 41 33 Altizon Systems Private Limited 19 19 Drivestream India Private Limited 19 19 Tradeshift Inc. 379 -Vicarious FPC, Inc. 321—Total H 14,963 H 15,647 Integrated Annual Report 2022-23 377

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Detailsofnon-currentinvestmentsinequityinstruments-classifiedasFVTPL Carrying value Particulars As at As at March 31, 2022 March 31, 2023 Securonix, Inc. H—H 822 Lilt, Inc. 378 411 YugaByte, Inc. 357 387 Nexus Ventures Partner’s VI, L.P. 189 298 CyCognito Ltd. 227 247 Functionize, Inc. 152 214 SYN Ventures Fund LP 118 188 vFunction Inc. 152 164 Headspin Inc.—164 ShiftLeft, Inc.—163 TLV Partners IV, L.P. 60 133 Sealights Technologies Ltd. 114 123 Incorta, Inc. 90 98 Sorenson Ventures, L.P. 42 97 Immuta, Inc.—82 Boldstart Opportunities III, L.P. 55 77 Glilot Capital Partners IV, L.P 32 49 SYN Ventures Fund II LP—46 Altizon Systems Private Limited 10 10 Total H 1,976 H 3,773 9. TRADE RECEIVABLES As at As at March 31, 2022 March 31,2023 Trade receivables H 130,283 H 134,026 Allowance for lifetime expected credit loss (10,299) (6,813) H 119,984 H 127,213 Non-current H 4,765 H 863 Current 115,219 126,350 The activity in the allowance for lifetime expected credit loss is given below: As at As at March 31, 2022 March 31,2023 Balance at the beginning of the year H 11,077 H 10,299 Additions / (write-back), net (Refer to Note 25) (797) (604) Charged against allowance (76) (3,302) Translation adjustment 95 420 Balance at the end of the year H 10,299 H 6,813 378 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 10. INVENTORIES As at As at March 31, 2022 March 31,2023 Stores and spare parts H 28 H 30 Finished and traded goods 1,306 1,158 H 1,334 H 1,188 11. CASH AND CASH EQUIVALENTS As at As at As at March 31, 2021 March 31, 2022 March 31,2023 Cash and bank balances H 68,842 H 61,882 H 60,417 Demand deposits with banks (1) 100,951 41,954 31,463 H 169,793 H 103,836 H 91,880 (1) These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal. Cash and cash equivalents consist of the following for the purpose of the statement of cash flows: As at As at As at March 31, 2021 March 31, 2022 March 31,2023 Cash and cash equivalents H 169,793 H 103,836 H 91,880 Bank overdrafts (130) (3) (19) H 169,663 H 103,833 H 91,861 12. OTHER FINANCIAL ASSETS As at As at March 31, 2022 March 31,2023 Non-current Security deposits H 1,396 H 1,566 Finance lease receivables 4,262 4,742 Others 426 22 H 6,084 H 6,330 Current Security deposits H 1,513 H 1,549 Dues from officers and employees 1,301 735 Interest receivables 1,835 386 Finance lease receivables 5,065 5,672 Deposit in interim dividend account 27,410 -Others 5,790 754 H 42,914 H 9,096 H 48,998 H 15,426 Finance lease receivables Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below: Minimum lease payments Present value of minimum lease payments As at As at As at As at March 31, 2022 March 31,2023 March 31, 2022 March 31,2023 Not later than one year H 5,223 H 6,031 H 5,065 H 5,672 Later than one year but not later than five years 4,504 5,008 4,262 4,742 Gross investment in lease H 9,727 H 11,039 H 9,327 H 10,414 Less: Unearned finance income (400) (625)—-Present value of minimum lease payment receivables H 9,327 H 10,414 H 9,327 H 10,414 Non-current H 4,262 H 4,742 Current 5,065 5,672 Integrated Annual Report 2022-23 379

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 13. OTHER ASSETS As at As at March 31, 2022 March 31, 2023 Non-current Prepaid expenses H 7,079 H 5,375 Costs to obtain contract (1) 3,128 2,936 Costs to fulfil contract (2) 295 261 Others 4,324 5,034 H 14,826 H 13,606 Current Prepaid expenses H 15,839 H 19,164 Dues from officers and employees 251 799 Advance to suppliers 3,179 2,506 Balance with GST and other authorities 7,566 7,929 Costs to obtain contract (1) 820 978 Costs to fulfil contract (2) 55 59 Others 1,223 1,464 H 28,933 H 32,899 H 43,759 H 46,505 (1)Costs to obtain contract amortization of H 1,257, H 902 and H 892 during the year ended March 31, 2021, 2022 and 2023 respectively. (2)Costs to fulfil contract amortization of H Nil, H 54 and H 58 during the year ended March 31, 2021, 2022 and 2023 respectively. 14. LOANS, BORROWINGS AND BANK OVERDRAFTS As at As at March 31, 2022 March 31, 2023 Non-current Unsecured Notes 2026 (1) H 56,403 H 61,272 Loans from institutions other than banks 60—H 56,463 H 61,272 Current Borrowings from banks H 95,143 H 88,745 Loans from institutions other than banks 87 57 Bank overdrafts 3 19 H 95,233 H 88,821 H 151,696 H 150,093 (1) On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The Notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of H 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST). Short-term loans, borrowings and bank overdrafts The Company had loans, borrowings and bank overdrafts amounting to H 95,146 and H 88,764, as at March 31, 2022 and 2023, respectively. The principal source of borrowings from banks as at March 31, 2023 primarily consists of lines of credit of approximately H 76,667, U.S. Dollar (US$) 703 million, Canadian Dollar (CAD) 10 million, Saudi Riyal (SAR) 20 million, Euro (EUR) 13 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 90 million, Thai Baht (THB) 5 million, Indonesian Rupiah (IDR) 13,290 million, Brazilian Real (BRL) 2 million, Qatari Riyal (QAR) 10 million, Mexican Peso (MXN) 35 million and Israeli New Shekel (ILS) 1 million from bankers for working capital requirements and other short-term needs. As at March 31, 2023, the Company has unutilized lines of credit aggregating H 24,917, US$ 313 million, CAD 10 million, SAR 20 million, EUR 13 million, GBP 7 million, BHD 1 million, THB 5 million, IDR 13,290 million, BRL 2 million, QAR 10 380 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) million, MXN 35 million and ILS 1 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis. Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions. Long-term loans and borrowings As at March 31, 2022 As at March 31, 2023 Currency Foreign Foreign Final currency in Indian Rupee currency in Indian Rupee maturity millions millions Unsecured Notes 2026 U.S. Dollar (US$) 744 H 56,403 746 H 61,272 June-26 Unsecured loans Indian Rupee (INR)—141 - 57 March-24 Euro (EUR) ^ 6 - - H 56,550 H 61,329 Non-current portion of long-term loans and borrowings H 56,463 H 61,272 Current portion of long-term loans and borrowings 87 57 ^ Value is less than 1 Interest expense on loans, borrowings and bank overdrafts was H 1,897, H 3,261 and H 6,648 for the years ended March 31, 2021, 2022 and 2023, respectively. Cash and non-cash changes in liabilities arising from financing activities: Non-cash changes Issue April 1, 2021 Cashflow expenses on Net additions Effective Foreign March 31, 2022 Notes to Lease interest rate exchange Liabilities adjustment movements Borrowings H 83,202 H 68,310 H (298) H—H 77 H 402 H 151,693 Bank overdrafts 130 (127) — — 3 Lease Liabilities 21,182 (9,730)—12,532—249 24,233 H 104,514 H 58,453 H (298) H 12,532 H 77 H 651 H 175,929 Issue Non-cash changes Net additions Effective Foreign April 1, 2022 Cashflow expenses on March 31, 2023 to Lease interest rate exchange Notes Liabilities adjustment movements Borrowings H 151,693 H (7,876) H- H- H 108 H 6,149 H 150,074 Bank overdrafts 3 16 — — 19 Lease Liabilities 24,233 (9,711)—9,021—1,030 24,573 H 175,929 H (17,571) H- H 9,021 H 108 H 7,179 H 174,666 Non-fund based The Company has non-fund based revolving credit facilities in various currencies equivalent to H 48,369 and H 50,172, as at March 31, 2022 and 2023, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2022, and 2023, an amount of H 31,276, and H 34,096, respectively, was unutilized out of these non-fund based facilities. Integrated Annual Report 2022-23 381

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 15. TRADE PAYABLES AND ACCRUED EXPENSES As at As at March 31, 2022 March 31, 2023 Trade payables H 28,683 H 21,728 Accrued expenses 65,794 67,326 H 94,477 H 89,054 16. OTHER FINANCIAL LIABILITIES As at As at March 31, 2022 March 31, 2023 Non-current Contingent consideration (Refer to Note 19) H 2,423 H 1,545 Cash Settled ADS RSUs 2 -Deposits and others 536 1,104 H 2,961 H 2,649 Current Contingent consideration (Refer to Note 19) H 1,906 H 1,508 Advance from customers 1,582 1,373 Cash Settled ADS RSUs 18 6 Interim dividend payable 27,337 -Capital creditors 626 215 Deposits and others 1,641 1,039 H 33,110 H 4,141 H 36,071 H 6,790 17. OTHER LIABILITIES As at As at March 31, 2022 March 31, 2023 Non-current Employee benefits obligations H 2,720 H 2,947 Others 4,851 6,386 H 7,571 H 9,333 Current Employee benefits obligations H 15,310 H 15,885 Statutory and other liabilities 15,490 13,155 Advance from customers 629 645 Others 522 530 H 31,951 H 30,215 H 39,522 H 39,548 18. PROVISIONS As at As at March 31, 2022 March 31, 2023 Non-current Provision for warranty H 1 H ^ H 1 H ^ Current Provision for onerous contracts H 1,946 H 1,590 Provision for warranty 294 456 Others 531 503 H 2,771 H 2,549 H 2,772 H 2,549 ^ Value is less than 1 382 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows: Year ended March 31, 2022 Year ended March 31, 2023 Provision Provision Provision Provision for for onerous Others Total for for onerous Others Total warranty contracts warranty contracts Balance at the beginning of the year H 215 H 2,358 H 463 H 3,036 H 295 H 1,946 H 531 H 2,772 Additional provision during the year (1) 307 1,080 191 1,578 414 866—1,280 Utilized/written-back during the year (227) (1,492) (123) (1,842) (253) (1,222) (28) (1,503) Balance at the end of the year H 295 H 1,946 H 531 H 2,772 H 456 H 1,590 H 503 H 2,549 (1) Addition in Provision for onerous contracts includes H 51 towards adoption of Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract. Provision for warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Provision for onerous contracts is recognized when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined. 19. FINANCIAL INSTRUMENTS As at As at March 31, 2022 March 31, 2023 Financial Assets: Cash and cash equivalents H 103,836 H 91,880 Investments Financial instruments at FVTPL 18,039 45,335 Financial instruments at FVTOCI 219,802 260,842 Financial instruments at Amortized cost 22,923 23,775 Other financial assets Trade receivables 119,984 127,213 Unbilled receivables 60,809 60,515 Other financial assets 48,998 15,426 Derivative assets 3,038 1,873 H 597,429 H 626,859 Financial Liabilities: Trade payables and other liabilities Trade payables and accrued expenses H 94,477 H 89,054 Other financial liabilities 36,071 6,790 Loans, borrowings and bank overdrafts 151,696 150,093 Lease liabilities 24,233 24,573 Derivative liabilities 633 3,004 H 307,110 H 273,514 Integrated Annual Report 2022-23 383

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Offsettingfinancialassetsandliabilities The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting: Financial assets Gross amounts Net amounts of of recognized recognized other Gross amounts of financialliabilities financialassets recognized other set off in the presented in the financialassets statement of statement of financialposition financialposition As at March 31, 2022 H 239,897 H (10,106) H 229,791 As at March 31, 2023 H 213,032 H (9,878) H 203,154 Net amounts of Gross amounts recognized trade Gross amounts of of recognized payables and other recognized trade financialliabilities financialliabilities payables and other set off in the presented in the payables statement of statement of financialposition financialposition As at March 31, 2022 H 140,654 H (10,106) H 130,548 As at March 31, 2023 H 105,722 H (9,878) H 95,844 For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset. Fair value Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities. The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2022 and 2023, the carrying value of such receivables, net of allowances approximates the fair value. The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of 31st March 2023 is 4.915%. Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method. The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility. 384 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Fair value hierarchy The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows: Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2023. The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis: As at March 31, 2022 As at March 31, 2023 Fair value measurements Fair value measurements at reporting date at reporting date Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Assets Derivative instruments: Cash flow hedges H 2,242 - H 2,242 H—H 772 H—H 772 H -Others 796 - 796—1,101 - 1,101—Investments: Short-term mutual funds 15,550 15,550 — 40,262 40,262 —Fixed maturity plan mutual funds 513 - 513—1,300 - 1,300 -Equity instruments 16,939 41 574 16,324 19,420 99—19,321 Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds 204,839 1,251 203,588—245,195 1,256 243,939—Liabilities Derivative instruments: Cash flow hedges H (299) - H (299) H—H (2,534) H —H (2,534) H -Others (334) - (334)—(470) - (470)—Contingent consideration (4,329) — (4,329) (3,053) — (3,053) The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table. Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2023, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value. Investmentinnon-convertibledebentures,governmentsecurities,commercialpapers,certificateofdepositsand bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date. Integrated Annual Report 2022-23 385

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Investmentinfixedmaturityplanmutualfunds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date. The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table. Investment in equity instruments: Fair value of these instruments is determined using market approach primarily based on market multiples method. DetailsofassetsandliabilitiesconsideredunderLevel3classification As at As at March 31, 2022 March 31, 2023 Investment in equity instruments Balance at the beginning of the year H 10,227 H 16,324 Additions 3,973 2,093 Disposals (1) (7,697) (632) Unrealized gain/(loss) recognized in statement of income (Refer to Note 28) 40 (2) Gain recognized in other comprehensive income 9,423 291 Translation adjustment 358 1,247 Balance at the end of the year H 16,324 H 19,321 (1) During the year ended March 31, 2022, as a result of an acquisition by another investor, the Company sold its shares in Ensono Holdings, LLC, Cloudknox Security Inc. and IntSights Cyber Intelligence Limited at a fair value of H 7,573 and recognized a cumulative gain of H 2,848 in other comprehensive income. During the year ended March 31, 2023, the Company sold its shares in Vicarious FPC, Inc. and Harte Hanks Inc. at a fair value of H 1,150 and recognized a cumulative gain of H 30 in other comprehensive income. As at As at March 31, 2022 March 31, 2023 Contingent consideration Balance at the beginning of the year H (2,293) H (4,329) Additions (2,533) (1,662) Reversals (1) 468 1,671 Payouts 309 1,784 Finance expense recognized in statement of income (117) (131) Translation adjustment (163) (386) Balance at the end of the year H (4,329) H (3,053) (1) Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period. Derivative assets and liabilities: The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial. 386 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding: (in million) As at March 31, 2022 As at March 31, 2023 Notional Fair value Notional Fair value Designated derivative instruments Sell: Forward contracts USD 1,413 H 509 USD 977 H (262) € 191 H 668 € 94 H (497) Ł 173 H 645 Ł 138 H (728) AUD 170 H (217) AUD 89 H 9 Range forward option contracts USD 493 H 217 USD 1,157 H (19) € 6 H 8 € 49 H (112) Ł 28 H 119 Ł 60 H (69) AUD 11 H (6) AUD 34 H 29 Interest rate swaps INR—H- INR 4,750 H (113) Non-designated derivative instruments Sell: Forward contracts (1) USD 1,452 H 536 USD 1,550 H 736 € 109 H 1 € 171 H (176) Ł 91 H 81 Ł 129 H (100) AUD 47 H (122) AUD 56 H 69 SGD 4 H (1) SGD 14 H 1 ZAR 8 H ^ ZAR 43 H (7) CAD 47 H (25) CAD 69 H (25) SAR 33 H (1) SAR 147 H (6) PLN 14 H (2) PLN—H— CHF 5 H (5) CHF 9 H 5 QAR 11 H (4) QAR 4 H (2) TRY 30 H 6 TRY 30 H (1) NOK 13 H (3) NOK 13 H 6 OMR 2 H ^ OMR 1 H ^ SEK 17 H (2) SEK 3 H ^ JPY 513 H 20 JPY 784 H 6 DKK 2 H ^ DKK 33 H (4) AED—H- AED 20 H ^ CNH—H- CNH 1 H ^ Buy: Forward contracts SEK 22 H 2 SEK—H— DKK 16 H (2) DKK—H— CHF 2 H (1) CHF—H— AED 26 H ^ AED 5 H ^ JPY 447 H (18) JPY—H—Integrated Annual Report 2022-23 387

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) As at March 31, 2022 As at March 31, 2023 Notional Fair value Notional Fair value CNH 11 H ^ CNH—H— NOK 12 H (1) NOK 12 H ^ QAR—H—QAR 4 H 2 ZAR—H—ZAR 7 H 1 PLN—H—PLN 26 H 13 Range forward option contracts USD—H—USD 30 H 31 Interest rate swaps INR 4,750 H 3 INR—H— USD—H—USD 200 H 82 H 2,405 H (1,131) ^ Value is less than 1 (1) USD 1,452 and USD 1,550 includes USD/PHP sell forward of USD 86 and USD 77 as at March 31, 2022 and 2023, respectively. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items. The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges: As at As at March 31, 2022 March 31, 2023 Balance as at the beginning of the year H 2,182 H 1,943 Changes in fair value of effective portion of derivatives 3,943 (4,839) Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions (1) (4,182) 1,134 Gain/(loss)oncashflowhedgingderivatives,net H (239) H (3,705) Balance as at the end of the year H 1,943 H (1,762) Deferred tax thereon (466) 359 Balance as at the end of the year, net of deferred tax H 1,477 H (1,403) (1) Includes net (gain)/loss reclassified to revenue of H (4,979) and H 2,471 for the years ended March 31, 2022 and 2023, respectively and net (gain)/ loss reclassified to cost of revenues of H 797 and H (1,337) for the years ended March 31, 2022 and 2023, respectively. The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2023 are expected to occur and be reclassified to the statement of income over a period of two years. As at March 31, 2022 and 2023, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur. Saleoffinancialassets From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables and net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company either substantially transfer its risks and rewards or surrenders control over the financial assets and transfer is without recourse. Accordingly, on such transfers the financial assets are derecognized and considered as sale of financial 388 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2021, 2022 and 2023 is not material. Financial risk management Market Risk Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings. The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses. Risk Management Procedures The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies. Foreign currency risk The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations. The Company evaluates exchange rate exposure arising from these transactions and enters foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency. The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. As at March 31, 2023, a H 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately H 3,360 (consolidated statement of income H 1,502 and other comprehensive income H 1,858) decrease in the fair value, and a H 1 decrease would result in approximately H 3,341 (consolidated statement of income H 1,503 and other comprehensive income H 1,838) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts). Integrated Annual Report 2022-23 389

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2022 and 2023: As at March 31, 2022 Pound Australian Canadian Other US $ Euro (1) Total Sterling Dollar Dollar currencies Trade receivables H 9,429 H 10,016 H 4,455 H 1,711 H 4,078 H 64,658 H 34,969 Unbilled receivables 3,928 3,522 2,159 872 2,335 34,819 22,003 Contract assets 3,417 3,968 1,194 168 957 13,943 4,239 Cash and cash equivalents 2,808 966 537 1,936 2,649 22,499 13,603 Other financial assets 3,980 354 519 626 1,319 51,357 44,559 Lease Liabilities (3,449) (958) (189) (83) (1,420) (9,912) (3,813) Trade payables, accrued expenses and other financial liabilities (28,907) (9,087) (9,784) (1,725) (663) (6,193) (56,359) Netfinancialassets/(liabilities) H 11,026 H 8,084 H 6,950 H 4,567 H 3,725 H 121,005 H 86,653 As at March 31, 2023 Pound Australian Canadian Other US $ Euro (2) Total Sterling Dollar Dollar currencies Trade receivables H 42,312 H 13,758 H 8,911 H 2,317 H 1,567 H 5,661 H 74,526 Unbilled receivables 19,372 3,050 2,360 1,431 393 1,719 28,325 Contract assets 4,597 7,081 3,077 632 180 1,193 16,760 Cash and cash equivalents 10,048 5,810 2,448 1,288 2,643 4,244 26,481 Other financial assets 40,039 1,066 1,234 136 130 1,690 44,295 Lease Liabilities (4,022) (2,998) (457) (175) (118) (1,765) (9,535) Trade payables, accrued expenses and other financial liabilities (26,726) (11,417) (6,120) (1,329) (1,482) (3,285) (50,359) Netfinancialassets/(liabilities) H 85,620 H 16,350 H 11,453 H 4,300 H 3,313 H 9,457 H 130,493 (1) Other currencies reflect currencies such as Swiss Franc, Singapore Dollar, UAE Dirhams etc. (2) Other currencies reflect currencies such as Saudi Riyal, Singapore Dollar, Japanese Yen etc. As at March 31, 2022 and 2023, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately H 1,210 and H 1,305, respectively. Interest rate risk Interest rate risk primarily arises from floating rate investments and borrowings, including various revolving and other lines of credit. The Company’s investments are primarily in short-term investments, which do not expose it to significant interest rate risk. The Company has taken certain interest rate swaps against its investments in floating rate instruments and if interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it would result in (decrease)/increase in fair value of interest rate swaps by approximately H (67) and H 69 respectively, in other comprehensive income. From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. If interest rates were to increase/(decrease) by 100 bps as on March 31, 2023, it 390 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) would result in increase/(decrease) in fair value of interest rate swaps by approximately H 329 and H (340) respectively, in the consolidated statement of income. If interest rates were to increase by 100 bps as on March 31, 2022, and 2023, additional net annual interest expense on floating rate borrowing would amount to approximately H 951 and H 887, respectively. Certain borrowings are also transacted at fixed interest rates. Credit risk Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2022 and 2023, or revenues for the years ended March 31, 2021, 2022 and 2023. There is no significant concentration of credit risk. Counterparty risk Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. Liquidity risk Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company’s corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company’s net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2023, cash and cash equivalents are held with major banks and financial institutions. The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any. As at March 31, 2022 Interest Less than 1 Beyond 4 Total included in Carrying 1-2 years 2-4 years year years Cashflows total cash value flows Loans, borrowings and bank overdrafts (1) H 97,693 H 912 H 1,706 H 57,261 H 157,572 H (5,876) H 151,696 Lease Liabilities (1) 9,872 6,947 6,913 2,344 26,076 (1,843) 24,233 Trade payables and accrued 94,477 ——94,477—94,477 expenses Derivative liabilities 585 10 38—633—633 Other financial liabilities (2) 33,126 2,833 220—36,179 (108) 36,071 Integrated Annual Report 2022-23 391

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) As at March 31, 2023 Interest Less than 1 Beyond 4 Total included in Carrying 1-2 years 2-4 years year years Cashflows total cash value flows Loans, borrowings and bank H 91,743 H 924 H 63,015 H—H 155,682 H (5,589) H 150,093 overdrafts (1) Lease Liabilities (1) 9,620 7,130 7,233 3,087 27,070 (2,497) 24,573 Trade payables and accrued 89,054 ——89,054—89,054 expenses Derivative liabilities 2,825 153 26—3,004—3,004 Other financial liabilities (2) 4,192 1,587 951 410 7,140 (350) 6,790 (1) Includes future cash outflow towards estimated interest on borrowings and lease liabilities. (2) Includes future cash outflow towards estimated interest on contingent consideration. The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position: As at As at March 31, 2022 March 31, 2023 Cash and cash equivalents H 103,836 H 91,880 Investments—Current 241,655 309,232 Loans, borrowings and bank overdrafts (151,696) (150,093) H 193,795 H 251,019 20. FOREIGN CURRENCY TRANSLATION RESERVE AND OTHER RESERVES The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below: As at As at March 31, 2022 March 31, 2023 Balance at the beginning of the year H 22,936 H 26,850 Translation difference related to foreign operations, net 4,072 16,538 Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income (158) (133) Balance at the end of the year H 26,850 H 43,255 392 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The movement in other reserves is summarized below: Other Reserves Investment Remeasurements Investment in debt in equity Capital Particulars ofthedefined instruments instruments Redemption benefitplans measured at fair measured at fair Reserve value through OCI value through OCI As at April 1, 2020 H (1,120) H 2,386 H 162 H 647 Other comprehensive income 223 1,851 1,216 -Buyback of equity shares ——475 As at March 31, 2021 H (897) H 4,237 H 1,378 H 1,122 As at April 1, 2021 H (897) H 4,237 H 1,378 H 1,122 Other comprehensive income 399 (1,219) 8,710—As at March 31, 2022 H (498) H 3,018 H 10,088 H 1,122 As at April 1, 2022 H (498) H 3,018 H 10,088 H 1,122 Other comprehensive income (50) H (3,137) 705—As at March 31, 2023 H (548) H (119) H 10,793 H 1,122 21. INCOME TAXES Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Income tax expense as per the statement of income H30,345 H 28,946 H 33,992 Income tax included in other comprehensive income on: Gains/(losses) on investment securities 226 242 (275) Gains/(losses) on cash flow hedging derivatives 1,013 14 (825) Remeasurements of the defined benefit plans 111 3 (16) H 31,695 H 29,205 H 32,876 Income tax expense consists of the following: Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Current taxes H 26,065 H 32,415 H 32,198 Deferred taxes 4,280 (3,469) 1,794 H 30,345 H 28,946 H 33,992 Integrated Annual Report 2022-23 393

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows: Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Profit before tax H 139,007 H 151,275 H 147,657 Enacted income tax rate in India 34.94% 34.94% 34.94% Computed expected tax expense H 48,569 H 52,855 H 51,591 Effect of: Income exempt from tax H (12,697) H (17,503) H (17,398) Basis differences that will reverse during a tax holiday period (2,268) 1,348 268 Income taxed at higher / (lower) rates (2,381) (5,649) (3,818) Taxes related to prior years (3,861) (5,499) (536) Changes in unrecognized deferred tax assets 1,096 669 618 Expenses disallowed for tax purpose 1,879 2,898 3,563 Others, net 8 (173) (296) Income tax expense C 30,345 C 28,946 C 33,992 Effective income tax rate 21.83% 19.13% 23.02% The components of deferred tax assets and liabilities are as follows: As at As at March 31, 2022 March 31, 2023 Carry forward losses (1) H 2,144 C 2,624 Trade payables, accrued expenses and other liabilities 6,103 6,367 Allowances for lifetime expected credit loss 2,987 1,743 Cash flow hedges—359 Others 53— C 11,287 C 11,093 Property, plant and equipment H (1,058) C (911) Amortizable goodwill (3,285) (3,855) Intangible assets (9,645) (10,170) Interest income and fair value movement of investments (1,067) (1,170) Contract liabilities (60) (370) Special Economic Zone re-investment reserve (5,549) (7,237) Cash flow hedges (466) -Others—(433) C (21,130) C (24,146) Net deferred tax assets/(liabilities) H (9,843) C (13,053) Amounts presented in consolidated statement of financial position: Deferred tax assets H 2,298 C 2,100 Deferred tax liabilities H (12,141) C (15,153) (1) Includes deferred tax asset recognized on carry forward losses pertaining to business combinations. 394 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Movement in deferred tax assets and liabilities Credit/ Credit/ (charge) (charge) in the As at in other As at Movement during the year ended March 31, 2021 consolidated Others April 1, 2020 comprehensive March 31, 2021 statement of income * income Carry forward losses H 2,044 H (230) H (22) H (155) H 1,637 Trade payables, accrued expenses and other 4,994 279 (171) 13 5,115 liabilities Allowances for lifetime expected credit loss 3,921 (734) 21—3,208 Minimum alternate tax 3,425 (3,425) — -Property, plant and equipment (686) (649) 66 1 (1,268) Amortizable goodwill (2,166) 34 67—(2,065) Intangible assets (1,541) 759 (55) (412) (1,249) Interest income and fair value movement of (626) (730) (226)—(1,582) investments Cash flow hedges 561—(1,013)—(452) Contract asset / (Contract liabilities) (11) 101 4 (3) 91 Special Economic Zone re-investment reserve (6,614) 120 — (6,494) Others (121) 195 16—90 Total C 3,180 C (4,280) C (1,313) C (556) C (2,969) Credit/ Credit/ (charge) On account (charge) in the As at in other of business As at Movement during the year ended March 31, 2022 consolidated April 1, 2021 comprehensive combinations March 31, 2022 statement of income * and others income Carry forward losses H 1,637 H 1,083 H 101 H (677) H 2,144 Trade payables, accrued expenses and other 5,115 363 41 584 6,103 liabilities Allowances for lifetime expected credit loss 3,208 (248) 27—2,987 Property, plant and equipment (1,268) 289 (30) (49) (1,058) Amortizable goodwill (2,065) (1,129) (91)—(3,285) Intangible assets (1,249) 1,910 (212) (10,094) (9,645) Interest income and fair value movement of (1,582) 424 (245) 336 (1,067) investments Cash flow hedges (452)—(14)—(466) Contract asset / (Contract liabilities) 91 (205) 7 47 (60) Special Economic Zone re-investment reserve (6,494) 945 — (5,549) Others 90 37 (98) 24 53 Total C (2,969) C 3,469 C (514) C (9,829) C (9,843) Integrated Annual Report 2022-23 395

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Credit/ Credit/ (charge) On account (charge) in the As at in other of business As at Movement during the year ended March 31, 2023 consolidated April 1, 2022 comprehensive combinations March 31, 2023 statement of income * and others income Carry forward losses H 2,144 H 397 H 83 H—C 2,624 Trade payables, accrued expenses and other 6,103 99 165—6,367 liabilities Allowances for lifetime expected credit loss 2,987 (1,234) (10)—1,743 Property, plant and equipment (1,058) 202 (55)—(911) Amortizable goodwill (3,285) (299) (271)—(3,855) Intangible assets (9,645) 1,947 (722) (1,750) (10,170) Interest income and fair value movement of (1,067) (367) 264—(1,170) investments Cash flow hedges (466)—825—359 Contract asset / (Contract liabilities) (60) (298) (12)—(370) Special Economic Zone re-investment reserve (5,549) (1,688) — (7,237) Others 53 (553) (67) 134 (433) Total C (9,843) C (1,794) C 200 C (1,616) C (13,053) *Includes impact of foreign currency translation. Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of income. In assessing the realizability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced. Deferred tax asset amounting to H 8,017 and H 9,321 as at March 31, 2022 and 2023, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of H 32,117 and H 38,564 as at March 31, 2022 and 2023, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, H 29,993, and H 35,621 as at March 31, 2022 and 2023, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately H 2,124 and H 2,943 as at March 31, 2022 and 2023, respectively, expires in various years through fiscal year 2042. The Company has recognized deferred tax assets of H 2,144 and H 2,624 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2022 and 2023, respectively. Management’s projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets. We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the statement of financial position for the years ended March 31, 2022 and 2023. The effective 396 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions. A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New Special Economic Zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of H 11,458, H 16,483 and H 16,718 for the years ended March 31, 2021, 2022 and 2023, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2021, 2022 and 2023 was H 2.03, H 3.02, and H 3.05, respectively. Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to H 94,029 and H 108,724 as at March 31, 2022 and 2023, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings. 22. DIVIDENDS AND BUYBACK OF EQUITY SHARES The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves. The cash dividends paid per equity share were H 1, H 1 and H 6 (including H 5 declared on March 25, 2022), during the years ended March 31, 2021, 2022 and 2023, respectively. During the year ended March 31, 2021, the Company concluded the buyback of 237,500,000 equity shares as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of H 116,445 (including tax on buyback of H 21,445). In line with the requirement of the Companies Act, 2013, an amount of H 1,427 and H 115,018 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of H 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by H 475. 23. ADDITIONAL CAPITAL DISCLOSURES The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. Integrated Annual Report 2022-23 397

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The capital structure as at March 31, 2022 and 2023 was as follows: As at As at % Change March 31, 2022 March 31, 2023 Equity attributable to the equity shareholders of the Company H 658,158 H 781,164 18.7% As percentage of total capital 79% 82% Current loans, borrowings and bank overdrafts 95,233 88,821 Non-current long-term loans and borrowings 56,463 61,272 Lease liabilities 24,233 24,573 Total loans, borrowings and bank overdrafts and lease liabilities H 175,929 H 174,666 (0.7)% As percentage of total capital 21% 18% Total capital H 834,087 H 955,830 14.6% Loans and borrowings represent 21% and 18% of total capital as at March 31, 2022 and 2023, respectively. The Company is not subjected to any externally imposed capital requirements. 24. REVENUE A. Contract Assets and Liabilities Contract liabilities: During the year ended March 31, 2022 and March 31, 2023, the Company recognized revenue of H 18,880 and H 21,696 arising from contract liabilities as at March 31, 2021 and March 31, 2022 respectively. Contract assets: During the year ended March 31, 2022 and March 31, 2023, H 13,944 and H 15,541 of contract assets pertaining to fixed-price development contracts have been reclassified to receivables on completion of milestones. Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. B. Remaining Performance Obligations Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes contract liabilities and amounts that will be invoiced and recognized as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date, which are contracts invoiced on time and material basis and volume based. As at March 31, 2021, 2022 and 2023, the aggregate amount of the Transaction Price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were H 384,881, H 328,191 and H 317,612, respectively of which approximately 59%, 59% and 66%, respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause. C. Disaggregation of Revenue The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 34 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors. 398 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Information on disaggregation of revenues for the year ended March 31, 2021 is as follows: IT Services IT ISRE Total Americas 1 Americas 2 Europe APMEA Total Products A. Revenue Rendering of services H 177,387 H 178,920 H 164,498 H 82,050 H 602,855 H—H 8,912 C 611,767 Sale of products — ——7,663—7,663 C 177,387 C 178,920 C 164,498 C 82,050 C 602,855 C 7,663 C 8,912 C 619,430 B. Revenue by sector Banking, Financial Services H 2,609 H 103,040 H 56,275 H 23,228 H 185,152 and Insurance Health 64,397 18 12,390 4,789 81,594 Consumer 68,258 2,306 17,731 10,544 98,839 Communications 6,252 1,112 8,247 15,512 31,123 Energy, Natural Resources 426 27,405 31,271 19,717 78,819 and Utilities Manufacturing 265 23,350 22,339 3,024 48,978 Technology 35,180 21,689 16,245 5,236 78,350 C 177,387 C 178,920 C 164,498 C 82,050 C 602,855 C 7,663 C 8,912 C 619,430 C. Revenue by nature of contract Fixed price and volume based H 98,868 H 110,143 H 108,591 H 54,519 H 372,121 H- H 7,166 C 379,287 Time and materials 78,519 68,777 55,907 27,531 230,734—1,746 232,480 Products — ——7,663—7,663 C 177,387 C 178,920 C 164,498 C 82,050 C 602,855 C 7,663 C 8,912 C 619,430 Information on disaggregation of revenues for the year ended March 31, 2022 is as follows: IT Services IT ISRE Total Americas 1 Americas 2 Europe APMEA Total Products A. Revenue Rendering of services H 216,843 H 238,123 H 232,021 H 90,479 H 777,466 H- H 7,295 C 784,761 Sale of products — ——6,173—6,173 C 216,843 C 238,123 C 232,021 C 90,479 C 777,466 C 6,173 C 7,295 C 790,934 B. Revenue by sector Banking, Financial Services H 2,609 H 144,076 H 93,039 H 30,048 H 269,772 and Insurance Health 73,542 127 13,975 3,407 91,051 Consumer 89,824 2,589 31,718 12,310 136,441 Communications 9,387 1,207 12,952 15,035 38,581 Energy, Natural Resources 712 36,413 38,421 19,038 94,584 and Utilities Manufacturing 199 26,662 23,220 3,197 53,278 Technology 40,570 27,049 18,696 7,444 93,759 C 216,843 C 238,123 C 232,021 C 90,479 C 777,466 C 6,173 C 7,295 C 790,934 C. Revenue by nature of contract Fixed price and volume based H 121,656 H 131,975 H 139,031 H 56,104 H 448,766—H 5,789 C 454,555 Time and materials 95,187 106,148 92,990 34,375 328,700—1,506 330,206 Products — ——6,173—6,173 C 216,843 C 238,123 C 232,021 C 90,479 C 777,466 C 6,173 C 7,295 C 790,934 Integrated Annual Report 2022-23 399

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Information on disaggregation of revenues for the year ended March 31, 2023 is as follows: IT Services IT ISRE Total Americas 1 Americas 2 Europe APMEA Total Products A. Revenue Rendering of services H 260,143 H 277,024 H 255,435 H 100,404 H 893,006 H—H 5,823 C 898,829 Sale of products — ——6,047—6,047 C 260,143 C 277,024 C 255,435 C 100,404 C 893,006 C 6,047 C 5,823 C 904,876 B. Revenue by sector Banking, Financial Services and H 4,611 H 171,085 H 102,741 H 33,406 H 311,843 Insurance Health 82,992 213 17,896 4,089 105,190 Consumer 109,398 4,087 38,010 16,149 167,644 Communications 13,059 1,399 13,510 14,405 42,373 Energy, Natural Resources and 739 39,949 39,767 22,280 102,735 Utilities Manufacturing 163 33,148 24,732 3,424 61,467 Technology 49,181 27,143 18,779 6,651 101,754 C 260,143 C 277,024 C 255,435 C 100,404 C 893,006 C 6,047 C 5,823 C 904,876 C. Revenue by nature of contract Fixed price and volume based H 150,188 H 141,397 H 146,280 H 58,667 H 496,532 H—H 4,672 C 501,204 Time and materials 109,955 135,627 109,155 41,737 396,474—1,151 397,625 Products — ——6,047—6,047 C 260,143 C 277,024 C 255,435 C 100,404 C 893,006 C 6,047 C 5,823 C 904,876 25. EXPENSES BY NATURE Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Employee compensation H 332,371 H 450,075 H 537,644 Sub-contracting and technical fees 83,609 108,589 115,247 Cost of hardware and software 7,684 6,431 6,627 Travel 5,258 7,320 14,445 Facility expenses (1) 11,178 11,990 13,492 Software license expense for internal use (1) 9,077 13,279 18,717 Depreciation, amortization and impairment (2) 27,656 30,911 33,402 Communication 6,069 5,760 5,911 Legal and professional fees (3) 7,956 15,026 13,288 Rates, taxes and insurance 3,475 4,548 5,905 Marketing and brand building 1,011 2,010 2,951 Lifetime expected credit loss/ (write-back) 1,506 (797) (604) Miscellaneous expenses (3) 2,441 2,047 2,717 Total cost of revenues, selling and marketing expenses and general and H 499,291 H 657,189 H 769,742 administrative expenses (1) Software license expense for internal use has been reclassified from Facility expenses to a separate nature of expense for the year ended March 31, 2023. Previous period figures have been reclassified accordingly. (2) Depreciation, amortization, and impairment includes an impairment charge on certain software platforms, capital work-in-progress, property, plant and equipment and intangible assets amounting to H 2,418, H Nil and H1,816, for the years ended March 31, 2021, 2022 and 2023, respectively. (Refer to Note 6) (3) Staff recruitment expense has been reclassified from Miscellaneous expenses to Legal and Professional fees for the year ended March 31, 2023. Previous period figures have been reclassified accordingly. Miscellaneous expenses for the year ended March 31, 2021, includes an amount of H 991 towards COVID-19 contributions. 400 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) 26. OTHER OPERATING INCOME/(LOSS), NET Year ended March 31, 2021 The Company has partially met the first and second-year business targets pertaining to the sale of its hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to H (81) for the year ended March 31, 2021, was recognized under other operating income/(loss), net. Year ended March 31, 2022 The Company sold its investment in Ensono Holdings, LLC as a result of an acquisition by another investor for a consideration of H 5,628 and recognized a cumulative gain of H 1,252 (net of tax H 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized H 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets. The Company sold its investment in Denim Group as a result of an acquisition by another investor for a consideration of H 1,652 and recognized a cumulative gain of H 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation. 27. FINANCE EXPENSES Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Interest expense H 4,298 H 5,325 H 10,077 Exchange fluctuation loss on foreign currency borrowings 790 — H 5,088 H 5,325 H 10,077 28. FINANCE AND OTHER INCOME AND FOREIGN EXCHANGE GAINS/(LOSSES), NET Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Interest income ` 18,442 ` 13,114 ` 16,889 Dividend income 4 2 3 Exchange fluctuation gain on foreign currency borrowings—1,485 -Net gain from investments classified as FVTPL 1,478 1,270 1,344 Net gain/(loss) from investments classified as FVTOCI 988 386 (51) Finance and other income ` 20,912 ` 16,257 ` 18,185 Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL ` 4,383 ` 808 ` (4,342) Other foreign exchange gains/(losses), net (1,388) 3,547 8,814 Foreign exchange gains/(losses), net ` 2,995 ` 4,355 ` 4,472 29. EARNINGS PER EQUITY SHARE A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below: Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares. Integrated Annual Report 2022-23 401

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Profit attributable to equity holders of the Company ` 107,946 ` 122,191 ` 113,500 Weighted average number of equity shares outstanding 5,649,265,885 5,466,705,840 5,477,466,573 Basic earnings per share ` 19.11 ` 22.35 ` 20.73 Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Profit attributable to equity holders of the Company ` 107,946 ` 122,191 ` 113,500 Weighted average number of equity shares outstanding 5,649,265,885 5,466,705,840 5,477,466,573 Effect of dilutive equivalent share options 12,391,937 15,377,598 11,524,602 Weighted average number of equity shares for diluted earnings per share 5,661,657,822 5,482,083,438 5,488,991,175 Diluted earnings per share ` 19.07 ` 22.29 ` 20.68 30. EMPLOYEE STOCK INCENTIVE PLANS The stock compensation expense recognized for employee services received during the year ended March 31, 2021, 2022 and 2023, were ` 2,897, ` 4,164, and ` 3,958, respectively. Wipro Equity Reward Trust (“WERT”) In 1984, the Company established a controlled trust called WERT. In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 19,401,215, 14,689,729 and 9,895,836 treasury shares as at March 31, 2021, 2022 and 2023, respectively. Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows: Number of options reserved Name of Plan Range of exercise price under the plan Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) (1) 59,797,979 US$ 0.03 Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) (1) 59,797,979 ` 2 Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) (1) 49,831,651 ` 2 Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 (2) 39,546,197 ` 2 Employees covered under stock option plans and restricted stock unit (the “RSUs”) option plans (collectively, the “Stock Option Plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. (1) The maximum contractual term for these RSUs option plans is perpetual until the options are available for grant under the plan. (2) The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan. 402 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The activity in equity-settled stock option plans and restricted stock unit option plan is summarized below: Numbers of options Range of exercise price Year ended Year ended Year ended and weighted average March 31,2021 March 31,2022 March 31,2023 exercise price ` 2 15,594,190 15,831,948 12,242,672 Outstanding at the beginning of the year US $ 0.03 7,854,540 10,822,476 17,511,902 (1) ` 2 6,275,290 2,500,481 2,756,820 Granted US $ 0.03 5,033,648 10,470,026 8,440,980 Adjustment of Performance based stock options ` 2 (1,291,500) 608,435 (343,451) on completion of performance measurement US $ 0.03 (1,021,560) 570,076 (943,333) period ` 2 (3,356,199) (4,712,311) (4,910,689) Exercised US $ 0.03 (3,269,832) (2,930,735) (5,730,830) ` 2 ——Modification ** US $ 0.03 3,453,015 — ` 2 (1,389,833) (1,985,881) (1,292,861) Forfeited and expired US $ 0.03 (1,227,335) (1,419,941) (2,821,161) ` 2 15,831,948 12,242,672 8,452,491 Outstanding at the end of the year US $ 0.03 10,822,476 17,511,902 16,457,558 ` 2 2,679,538 2,478,568 2,806,799 Exercisable at the end of the year US $ 0.03 465,603 1,072,118 1,329,682 (1) Includes 2,969,860, 1,135,949 and Nil Performance based stock options (RSUs) during the year ended March 31, 2021, 2022 and 2023, respectively. 2,376,980, 2,941,546 and Nil Performance based stock options (ADS) during the year ended March 31, 2021, 2022 and 2023, respectively. Performance based stock options (RSUs) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company. The activity in cash-settled stock option plans and restricted stock unit option plan is summarized below: Number of options Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 Outstanding at the beginning of the year 4,721,388 78,199 24,600 Modification ** (3,453,015) —Exercised (845,066) (46,133) (12,800) Forfeited and lapsed (345,108) (7,466)—Outstanding at the end of the year 78,199 24,600 11,800 Exercisable at the end of the year 23,999 2,800 7,600 **RSUsarrangementsthatweremodifiedduringtheyearendedMarch31,2021 Pursuant to the SEBI clarification dated December 18, 2020, the restriction under SEBI circular dated October 10, 2019, “Framework of Depository Receipts” shall not apply in case of issue of depository receipts to NRIs, pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan. This change was accounted as a modification during the year ended March 31, 2021, and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of ` 739 was recognized as equity with a corresponding adjustment to financial liability. Integrated Annual Report 2022-23 403

Reporting Context Our Capabilities Governance and Leadership Performance Overview Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The following table summarizes information about outstanding stock options and restricted stock unit option plan: Year ended March 31,2021 Year ended March 31,2022 Year ended March 31,2023 Range of exercise price Weighted Weighted Weighted average Number of Number of average Number of average and weighted average remaining life options options remaining options remaining life exercise price (months) life (months) (months) ` 2 15,831,948 18 12,242,672 13 8,452,491 14 US$ 0.03 10,822,476 19 17,511,902 20 16,457,558 21 The weighted average grant date fair value of options granted during the year ended March 31, 2021, 2022 and 2023 was ` 354.78, ` 603.47, and ` 422.37 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2021, 2022 and 2023 was ` 354.45, ` 604.47, and ` 421.06 for each option, respectively. 31. EMPLOYEE BENEFITS a) Employee costs includes Year ended Year ended Year ended March 31,2021 March 31,2022 March 31,2023 Salaries and bonus ` 516,063 H 318,043 H 429,837 Employee benefits plans 11,431 16,074 17,623 Share-based compensation(1) 3,958 2,897 4,164 H 332,371 H 450,075 ` 537,644 (1) Includes ` 587, ` 54 and `(11) for the years ended March 31, 2021, 2022 and 2023, respectively, towards cash settled ADS RSUs. The employee benefit cost is recognized in the following line items in the consolidated statement of income: Year ended Year ended Year ended March 31,2021 March 31,2022 March 31,2023 Cost of revenues ` 282,983 ` 382,446 ` 456,759 Selling and marketing expenses 31,236 41,339 46,840 General and administrative expenses 18,152 26,290 34,045 ` 332,371 ` 450,075 ` 537,644 Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include: Year ended Year ended Year ended March 31,2021 March 31,2022 March 31,2023 Re-measurement of net defined benefit liability/(asset) Return on plan assets excluding interest income—loss/(gain) ` (578) ` (30) ` 626 Actuarial loss/(gain) arising from financial assumptions 423 (625) (2,106) Actuarial loss/(gain) arising from demographic assumptions 155 (667) 342 Actuarial loss/(gain) arising from experience adjustments (334) 920 741 Changes in asset ceiling — 463 ` (334) ` (402) ` 66 404 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) b) Gratuity and foreign pension Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefit plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows: Year ended Year ended Year ended March 31,2021 March 31,2022 March 31,2023 Current service cost `2,085 ` 2,674 ` 2,682 Net interest on net defined benefit liability/(asset) 131 64 45 Net charge to statement of income ` 2,216 ` 2,738 ` 2,727 Actual return on plan assets ` 1,127 ` 715 ` 184 Change in present value of defined benefit obligation is summarized below: As at As at March 31,2022 March 31,2023 Defined benefit obligation at the beginning of the year ` 15,475 ` 18,893 Acquisitions 3,123 94 Current service cost 2,674 2,682 Interest on obligation 749 855 Benefits paid (2,731) (3,291) Remeasurement loss/(gain) Actuarial loss/(gain) arising from financial assumptions (625) (2,106) Actuarial loss/(gain) arising from demographic assumptions (667) 342 Actuarial loss/(gain) arising from experience adjustments 920 741 Translation adjustment (25) 403 Defined benefit obligation at the end of the year ` 18,893 ` 18,613 Change in plan assets is summarized below: As at As at March 31,2022 March 31,2023 Fair value of plan assets at the beginning of the year ` 13,637 ` 17,701 Acquisitions 1,636 -Expected return on plan assets 685 810 Employer contributions 2,213 306 Benefits paid (452) (513) Remeasurement (loss)/gain Return on plan assets excluding interest income—(loss)/gain 30 (626) Translation adjustment (48) 327 Fair value of plan assets at the end of the year ` 17,701 ` 18,005 Present value of unfunded obligation ` (1,192) ` (608) Effect of asset ceiling—(490) Recognized asset/(liability) ` (1,192) ` (1,098) Integrated Annual Report 2022-23 405

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Change in effect of asset ceiling is summarized below: As at As at March 31,2022 March 31,2023 Effect of asset ceiling at the beginning of the year H—` -Changes in the effect of limiting the surplus to the asset ceiling—463 Translation adjustment—27 Effect of asset ceiling at the end of the year H—` 490 As at March 31, 2022 and 2023, plan assets were primarily invested in insurer managed funds. The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available. The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows: As at March 31,2022 As at March 31, 2023 Discount rate 4.54% 6.31% Expected return on plan assets 4.54% 6.31% Expected rate of salary increase 6.12% 6.30% Duration of defined benefit obligations 8 years 8 years The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations. The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company. The expected future contribution and estimated future benefit payments from the fund are as follows: Expected contribution to the fund during the year ending March 31, 2024 H 1,857 Estimated benefit payments from the fund for the year ending March 31: 2024 H 2,583 2025 2,126 2026 2,061 2027 2,068 2028 1,851 Thereafter 15,479 Total H 26,168 The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2023. Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage. As of March 31, 2023, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately H (1,288) and H 1,469 respectively (March 31, 2022: H (1,937) and H 1,000 respectively). As of March 31, 2023, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/ (decrease) of defined benefit obligation by approximately H 986 and H (934) respectively (March 31, 2022: H 634 and H (635) respectively). The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions 406 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position. c) Provident fund: The details of fund and plan assets are given below: As at As at March 31 2022 March 31 2023 Fair value of plan assets H 76,573 H 90,938 Present value of defined benefit obligation H (76,573) (90,938) Net shortfall `—H—The total expense for the years ended March 31, 2021, 2022 and 2023 is H 2,833, H 3,578 and H 5,941, respectively. The plan assets have been invested as per the regulations of Employees’ Provident Fund Organization (EPFO). The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows: As at As at March 31 2022 March 31 2023 Discount rate for the term of the obligation 5.85% 7.35 % Average remaining tenure of investment portfolio 6 years 6 years Guaranteed rate of return 8.10% 8.15 % d) Definedcontributionplans: The total expense for the years ended March 31, 2021, 2022 and 2023 is H 6,513, H 9,822 and H 9,000, respectively. 32. RELATED PARTY RELATIONSHIP AND TRANSACTIONS List of subsidiaries and associates as at March 31, 2023, are provided in the table below: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Attune Consulting India Private India Limited Capco Technologies Private India Limited Encore Theme Technologies India Private Limited Wipro Chengdu Limited China Wipro Holdings (UK) Limited U.K. Designit A/S Denmark Designit Denmark A/S Denmark Designit Germany GmbH Germany Designit Oslo A/S Norway Designit Spain Digital, S.L.U Spain Designit Sweden AB Sweden Designit T.L.V Ltd. Israel Wipro 4C NV Belgium Wipro 4C Consulting France SAS France Wipro 4C Danmark ApS Denmark Wipro 4C Nederland B.V Netherlands Integrated Annual Report 2022-23 407

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro Weare4C UK Limited (1) U.K. Wipro Bahrain Limited Co. W.L.L Bahrain Wipro Financial Outsourcing U.K. Services Limited (formerly known as Wipro Europe Limited) Wipro UK Limited U.K. Wipro Financial Services UK Limited U.K. Wipro Gulf LLC Sultanate of Oman Wipro IT Services S.R.L. Romania Wipro HR Services India Private India Limited Wipro IT Services Bangladesh Bangladesh Limited Wipro IT Services UK Societas U.K. Grove Holdings 2 S.á.r.l Luxembourg Capco Solution Services Gmbh Germany The Capital Markets Company Italy Italy Srl Capco Brasil Serviços E Consultoria Brazil Em Informática Ltda The Capital Markets Company BV (1) Belgium PT. WT Indonesia Indonesia Rainbow Software LLC Iraq Wipro Arabia Limited (2) Saudi Arabia Women’s Business Park Saudi Arabia Technologies Limited (2) Wipro Doha LLC Qatar Wipro Holdings Hungary Korlátolt Hungary Felelősségű Társaság Wipro Holdings Investment Korlátolt Hungary Felelősségű Társaság Wipro Information Technology Egypt Egypt SAE Wipro Information Technology Netherlands Netherlands BV. Wipro do Brasil Technologia Ltda (1) Brazil Wipro Information Technology Kazakhstan Kazakhstan LLP Wipro Outsourcing Services (Ireland) Ireland Limited Wipro Portugal S.A. (1) Portugal Wipro Solutions Canada Limited Canada Wipro Technologies Limited Russia Wipro Technologies Peru SAC Peru Wipro Technologies W.T. Sociedad Costa Rica Anonima Wipro Technology Chile SPA Chile Wipro IT Service Ukraine, LLC Ukraine Wipro IT Services Poland SP Z.O.O Poland 408 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro Technologies Australia Pty Ltd Australia Wipro Ampion Holdings Pty Ltd (1) Australia (formerly known as Ampion Holdings Pty Ltd) Wipro Technologies SA Argentina Wipro Technologies SA DE CV Mexico Wipro Technologies South Africa South Africa (Proprietary) Limited Wipro Technologies Nigeria Limited Nigeria Wipro Technologies SRL Romania Wipro (Thailand) Co. Limited Thailand Wipro Japan KK Japan Designit Tokyo Co., Ltd. Japan Wipro Networks Pte Limited Singapore Wipro (Dalian) Limited China Wipro Technologies SDN BHD Malaysia Wipro Overseas IT Services India Private Limited Wipro Philippines, Inc. Philippines Wipro Shanghai Limited China Wipro Trademarks Holding India Limited Wipro Travel Services Limited India Wipro VLSI Design Services India India Private Limited Wipro, LLC USA Wipro Gallagher Solutions, LLC USA Wipro Insurance Solutions, LLC USA Wipro IT Services, LLC USA Cardinal US Holdings, Inc.(1) USA Convergence Acceleration USA Solutions, LLC Designit North America, Inc. USA Edgile, LLC USA HealthPlan Services, Inc. (1) USA Infocrossing, LLC USA International TechneGroup USA Incorporated (1) LeanSwift Solutions, Inc.(1) USA Rizing Intermediate Holdings, Inc. (1) USA Wipro Appirio, Inc. (1) USA Wipro Designit Services, Inc. (1) USA Wipro VLSI Design Services, LLC USA The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. (2) All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited. (1) Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, LeanSwift Solutions, Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro Weare4C UK Limited are as follows: Integrated Annual Report 2022-23 409

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Cardinal US Holdings, Inc. USA ATOM Solutions LLC USA Capco Consulting Services LLC USA Capco RISC Consulting LLC USA The Capital Markets Company LLC USA HealthPlan Services, Inc. USA HealthPlan Services Insurance USA Agency, LLC International TechneGroup USA Incorporated International TechneGroup Ltd. U.K. ITI Proficiency Ltd Israel MechWorks S.R.L. Italy LeanSwift Solutions, Inc. USA LeanSwift AB Sweden LeanSwift Solutions, LLC USA Rizing Intermediate Holdings, USA Inc. Rizing Lanka (Pvt) Ltd (formerly Sri Lanka known as Attune Lanka (Pvt) Ltd) Attune Netherlands B.V. (3) Netherlands Rizing Solutions Canada Inc. Canada Rizing LLC USA Aasonn Philippines Inc. Philippines Rizing B.V. Netherlands Rizing Consulting Ireland Limited Ireland Rizing Consulting Pty Ltd. Australia Rizing Geospatial LLC USA Rizing GmbH Germany Rizing Limited U.K. Rizing Middle East DMCC United Arab Emirates Rizing Pte Ltd.(3) Singapore Vesta Middle East FZE United Arab Emirates The Capital Markets Company Belgium BV CapAfric Consulting (Pty) Ltd South Africa Capco Belgium BV Belgium Capco Consultancy (Malaysia) Sdn. Malaysia Bhd Capco Consultancy (Thailand) Ltd Thailand Capco Consulting Singapore Pte. Ltd Singapore Capco Greece Single Member P.C Greece Capco Poland sp. z.o.o Poland The Capital Markets Company (UK) U.K. Ltd Capco (UK) 1, Limited U.K. The Capital Markets Company BV Netherlands 410 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation The Capital Markets Company Germany GmbH Capco Austria GmbH Austria The Capital Markets Company Hong Kong Limited Capco Consulting Services China (Guangzhou) Company Limited The Capital Markets Company Canada Limited The Capital Markets Company S.á.r.l Switzerland Andrion AG Switzerland The Capital Markets Company S.A.S France The Capital Markets Company s.r.o Slovakia Wipro Ampion Holdings Pty Ltd Australia (formerly known as Ampion Holdings Pty Ltd) Wipro Ampion Pty Ltd (formerly Australia known as Ampion Pty Ltd) Wipro Iris Holdco Pty Ltd (3) (formerly Australia known as Iris Holdco Pty Ltd) Wipro Revolution IT Pty Ltd (formerly Australia known as Revolution IT Pty Ltd) Crowdsprint Pty Ltd Australia Wipro Shelde Australia Pty Ltd Australia (formerly known as Shelde Pty Ltd) Wipro Appirio, Inc. USA Wipro Appirio (Ireland) Limited Ireland Wipro Appirio UK Limited U.K. Wipro Appirio, K.K. Japan Topcoder, LLC. USA Wipro Designit Services, Inc. USA Wipro Designit Services Limited Ireland Wipro do Brasil Technologia Brazil Ltda Wipro do Brasil Servicos Ltda Brazil Wipro Do Brasil Sistemetas De Brazil Informatica Ltd Wipro Portugal S.A. Portugal Wipro Technologies GmbH Germany Wipro Business Solutions GmbH (3) Germany Wipro IT Services Austria GmbH Austria Wipro Weare4C UK Limited U.K. CloudSocius DMCC United Arab Emirates (3) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH and Wipro Iris Holdco Pty Ltd are as follows: Integrated Annual Report 2022-23 411

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Attune Netherlands B.V. Netherlands Attune Australia Pty Ltd Australia Rizing Consulting USA, Inc. (formerly USA known as Attune Consulting USA, Inc.) Rizing Germany GmbH (formerly Germany known as Attune Germany GmbH) Attune Italia S.R.L Italy Rizing Management LLC (formerly USA known as Attune Management LLC) Attune UK Ltd. U.K. Rizing Pte Ltd. Singapore Rizing New Zealand Ltd. New Zealand Rizing Philippines Inc. Philippines Rizing SDN BHD Malaysia Rizing Solutions Pty Ltd Australia Synchrony Global SDN BHD Malaysia Wipro Business Solutions Germany GmbH Wipro Technology Solutions S.R.L Romania Wipro Iris Holdco Pty Ltd Australia (formerly known as Iris Holdco Pty Ltd) Wipro Iris Bidco Pty Ltd (formerly Australia known as Iris Bidco Pty Ltd) As at March 31, 2023, the Company held 43.7% interest in Drivestream Inc., accounted for using the equity method. The list of controlled trusts and firms are: Name of the entity Country of incorporation Wipro Equity Reward Trust India Wipro Foundation India The other related parties are: Name of the related parties: Nature Azim Premji Foundation Entity controlled by Promoters Azim Premji Foundation for Development Entity controlled by Promoters Hasham Traders Entity controlled by Promoters Prazim Traders Entity controlled by Promoters Zash Traders Entity controlled by Promoters Hasham Investment and Trading Co. Pvt. Ltd Entity controlled by Promoters Azim Premji Philanthropic Initiatives Pvt. Ltd Entity controlled by Promoters Azim Premji Trust Entity controlled by Promoters Azim Premji Trustee Company Pvt Ltd Entity controlled by Promoters Azim Premji Safe Deposit Pvt Ltd Entity controlled by Promoters Hasham Premji Pvt Ltd Entity controlled by Promoters PI Opportunites Fund I Entity controlled by Promoters PI Opportunities Fund II Entity controlled by Promoters Apex Trust Entity controlled by Promoters Napean Trading and Investment Company (Singapore) Pte Ltd Entity controlled by Promoters 412 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Name of the related parties: Nature Pioneer Private Trust Entity controlled by Promoters Pioneer Investment Fund Entity controlled by Promoters Azim Premji Trust Services Pvt Ltd Entity controlled by Promoters PI International Holdings LLC Entity controlled by Promoters Tarish Investment & Trading Co. Pvt Ltd Entity controlled by Promoters Azim Premji Custodial & Management Service Private Limited Entity controlled by Promoters Azim Premji Education Trust Entity controlled by Promoters Prazim Trading & Investment Company Private Limited Entity controlled by Promoters Nina Investment & Estates Pvt. Ltd. Entity controlled by Promoters Varsha Investment & Estates Pvt. Ltd. Entity controlled by Promoters Bharti Investment & Estates Pvt. Ltd. Entity controlled by Promoters Napean Opportunities LLP Entity controlled by Promoters Best Value Chem Private Limited Entity controlled by Promoters PI Investment Advisory LLP Entity controlled by Promoters WEPL Family Trust Entity controlled by Promoters Hygienic Research Institute Private Limited Entity controlled by Promoters S.B. Packagings Private Limited Entity controlled by Promoters Wipro Enterprises (P) Limited Entity controlled by Promoters Financial Software and Systems Private Limited Entity with significant influence of Promoters Wipro GE Healthcare Private Limited Joint Venture between Wipro Enterprises (P) Limited and General Electric Key management personnel Rishad A. Premji Chairman of the Board (designated as “Executive Chairman”) Thierry Delaporte Chief Executive Officer and Managing Director Azim H. Premji Non-Executive, Non-Independent Director (designated as “Founder Chairman”) (1) William Arthur Owens Independent Director (2) Päivi Rekonen Independent Director (3) Ireena Vittal Independent Director Dr. Patrick J. Ennis Independent Director Patrick Dupuis Independent Director Deepak M. Satwalekar Independent Director Tulsi Naidu Independent Director Jatin Pravinchandra Dalal Chief Financial Officer (1) Mr. Azim H. Premji is the ultimate controlling party. (2) Mr. William Arthur Owens retired as Independent Director with effect from July 31, 2022. (3) Ms. Päivi Rekonen was appointed as Independent Director with effect from October 1, 2022 for a term of five years. Relatives of key management personnel: —Yasmeen A. Premji —Tariq A. Premji Integrated Annual Report 2022-23 413

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) The Company has the following related party transactions: Entitiescontrolledby/withsignificantinfluenceof Key Management Personnel Directors 2021 2022 2023 2021 2022 2023 Transactions / balances Sale of goods and services H 171 H 182 H 451 H - H—H -Assets purchased 423 158 129 — -Dividend (1) 3,760 3,760 22,555 242 244 1,458 Buyback of shares 91,562 — — -Rental income 50 3 26 — -Rent paid 2 2 1 7 8 7 Others 44 49 27 ——Key management personnel (2) Remuneration and short-term benefits H—H—H—H 741 H 805 H 811 Other benefits ——231 376 301 Balance as at the year end Receivables H 241 H 198 H 313 H—H—H -Payables ——333 293 167 (1) Includes relative of key management personnel. (2) Post-employment benefits comprising compensated absences is not disclosed, as this is determined for the Company as a whole. Other benefits include H 219, H 368, and H 292 as of March 31, 2021, 2022 and 2023, respectively towards amortization of RSUs granted to them which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company. All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large. 33. COMMITMENTS AND CONTINGENCIES Capital commitments: As at March 31, 2022 and 2023, the Company had committed to spend approximately H 11,376 and H 7,675 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Guarantees: As at March 31, 2022 and 2023, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately H 17,094 and H 16,076 respectively, as part of the bank line of credit. Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income-tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues. Income tax claims against the Company amounting to H 92,476 and H 91,465 are not acknowledged as debt as at March 31, 2022 and 2023, respectively. These matters are pending before various Appellate Authorities and the management 414 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to H 12,092 and H 15,240 as of March 31, 2022 and 2023, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments. 34. SEGMENT INFORMATION The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”). IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa. Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers. Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources and Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design. IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products. ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income. Integrated Annual Report 2022-23 415

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous. Information on reportable segments for the year ended March 31, 2021 is as follows: IT Services IT Reconciling ISRE Total Americas 1 Americas 2 Europe APMEA Total Products Items Revenue H 178,091 H 179,821 H 165,441 H 82,462 H 605,815 H 7,685 H 8,912 H 13 H 622,425 Other operating income/(loss), net — — (81) ——(81) Segment result 33,040 41,589 31,673 11,476 117,778 45 1,061 (903) 117,981 Unallocated 5,153 ——5,153 Segment result total H 122,850 H 45 H 1,061 H (903) H 123,053 Finance expense (5,088) Finance and other income 20,912 Share of net profit/ (loss) of associates accounted for using the equity method 130 Profitbeforetax H 139,007 Income tax expense (30,345) Profitfortheyear H 108,662 Depreciation, amortization and impairment H 27,656 Information on reportable segments for the year ended March 31, 2022 is as follows: IT Services IT Reconciling ISRE Total Americas 1 Americas 2 Europe APMEA Total Products Items Revenue H 217,874 H 239,404 H 233,443 H 91,103 H 781,824 H 6,173 H 7,295 H (3) H 795,289 Other operating income/(loss), net — — 2,186 ——2,186 Segment result 42,820 47,376 35,739 10,523 136,458 115 1,173 (80) 137,666 Unallocated 434 ——434 Segment result total H 139,078 H 115 H 1,173 H (80) H 140,286 Finance expense (5,325) Finance and other income 16,257 Share of net profit/ (loss) of associates accounted for using the equity method 57 Profitbeforetax H 151,275 Income tax expense (28,946) Profitfortheyear H 122,329 Depreciation, amortization and impairment H 30,911 416 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Notes Consolidated to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) Information on reportable segments for the year ended March 31, 2023 is as follows: IT Services IT Reconciling ISRE Total Americas 1 Americas 2 Europe APMEA Total Products Items Revenue H 261,270 H 278,374 H 256,845 H 100,989 H 897,478 H 6,047 H 5,823 H—H 909,348 Other operating income/(loss), net — — — ——Segment result 49,264 56,567 35,048 8,945 149,824 (176) 441 (1,442) 148,647 Unallocated (9,041) ——(9,041) Segment result total H 140,783 H (176) H 441 H (1,442) H 139,606 Finance expense (10,077) Finance and other income 18,185 Share of net profit/ (loss) of associates accounted for using the equity method (57) Profitbeforetax H 147,657 Income tax expense (33,992) Profitfortheyear H 113,665 Depreciation, amortization and impairment H 33,402 Revenues from India, being Company’s country of domicile, is H 27,156, H 25,939 and H 25,115 for year ended March 31, 2021, 2022 and 2023 respectively. Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below: Year ended Year ended Year ended March 31, 2021 March 31, 2022 March 31, 2023 United States of America H 336,009 H 427,021 D 506,690 United Kingdom 67,852 101,437 113,023 H 403,861 H 528,458 D 619,713 No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2021, 2022 and 2023. Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous. Notes: a) Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. b) “Reconciling items” includes elimination of inter-segment transactions and other corporate activities. c) Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues. d) For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the consolidated statement of income. e) During the year ended March 31, 2021, the Company has contributed H 991 towards COVID-19 and is reported in Reconciling items. Integrated Annual Report 2022-23 417

Reporting Context Our Capabilities Governance and Leadership Performance Overview Consolidated Notes to Financial the Statement Consolidated under IFRS Financial Statements (C in millions, except share and per share data, unless otherwise stated) f) Other operating income/(loss) of H (81), H 2,186 and H Nil is included as part of IT Services segment result for the years ended March 31, 2021, 2022 and 2023, respectively. Refer to Note 26. g) Restructuring cost of H Nil, H Nil and H 1,355 is included under Reconciling items for the years ended March 31, 2021, 2022 and 2023 respectively. h) Segment results for the year ended March 31, 2021, are after considering the impact of impairment charge of H 1,250 in Americas 1 and H 192 in Europe. Further, an impairment charge of H 674 for the year ended March 31, 2021 towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of H 302 for the year ended March 31, 2021 is included under unallocated. Refer to Note 25. i) Segment results for the year ended March 31, 2021, are after considering additional amortization of H 795 in Americas 2 due to change in estimate of useful life of the customer-related intangibles in an earlier business combination. j) Segment results of IT Services segment are after recognition of share-based compensation expense H 2,897, H 4,164, and H 3,958 for the year ended March 31, 2021, 2022 and 2023, respectively. 35. As part of a customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L (currently known as Wipro Technology Solutions S.R.L), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of H 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to H 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues. 36. The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published. 37. On December 21, 2022, the Company sold 100% membership interests in Wipro Opus Risk Solutions LLC for a cash consideration of H 52 and recognized a loss of H 6 on disposal. 38. EVENTS AFTER THE REPORTING PERIOD On April 27, 2023, the Board of Directors approved the buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of H 2 (US$ 0.02) each (being 4.91% of the total number of equity shares in the paid-up equity capital of the Company) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of H 445 (US$ 5.41) per equity share for an aggregate amount not exceeding H 120,000 (US$ 1,460 million), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder. Taxes and transaction costs due on the buyback of equity shares will be paid separately. The accompanying notes form an integral part of these consolidated financial statements 418 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Business Responsibility and Sustainability Report 2022-23 SECTION A: GENERAL DISCLOSURES I. Details of the Listed Entity 1. Corporate Identity Number (CIN) of the Listed Entity L32102KA1945PLC020800 2. Name of the Listed Entity Wipro Limited 3. Year of incorporation 1945 4. Registered office address Doddakannelli, Sarjapur Road, Bengaluru-560035, Karnataka, India 5. Corporate address Doddakannelli, Sarjapur Road, Bengaluru-560035, Karnataka, India 6. E-mail eco.eye@wipro.com 7. Telephone +91-80-28440011 8. Website https://www.wipro.com 9. Financial year for which reporting is being done April 1, 2022 to March 31, 2023 (FY 2022-23) 10. Name of the Stock Exchange(s) where shares are listed India—National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) USA—New York Stock Exchange (NYSE) 11. Paid-up Capital The paid-up equity share capital of the Company as of March 31, 2023, stood at H 10,976 Million consisting of 5,487,917,741 equity shares of H 2/- each 12. Name and contact details (telephone, email address) of the person who Narayan PS, may be contacted in case of any queries on the Business Responsibility Global Head—Sustainability and Social Initiatives and Sustainability Report (“BRSR”) report Telephone: +91-80-46827999 Email: narayan.pan@wipro.com 13. Reporting boundary - Are the disclosures under this report made on a Consolidated basis standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together). II. Products/Services 14. Details of business activities (accounting for 90% of the turnover): % of turnover of the Sl. No. Description of main activity Description of business activity entity Wipro Limited is a leading information Our IT Services segment provides a range of IT and IT technology services and consulting company enabled services which include digital strategy advisory, focused on building innovative solutions customer-centric design, consulting, custom application that address clients’ most complex digital design, development, re-engineering and maintenance, 1. transformation needs. Leveraging our holistic systems integration, package implementation, global 98.7% portfolio of capabilities in consulting, design, infrastructure services, analytics services, business engineering, and operations, we help clients process services, research and development and realize their boldest ambitions and build future- hardware and software design to leading enterprises ready, sustainable businesses. worldwide Integrated Annual Report 2022-23 419

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 15. Products/Services sold by the entity (accounting for 90% of the entity’s Turnover): Sl. No. Product/Service NIC Code % of total Turnover contributed The Company’s IT and IT-enabled services including, technology consulting, IT consulting, business process services, among others, 1. 62013, 62020 98.7% are the predominant services which accounts for more than 90% of the entity’s turnover. III. Operations 16. Number of locations where plants and/or operations/offices of the entity are situated: Location Number of Plants Number of Offices + Data Centres Total National NA Offices—51 54 Data Centres—3 Offices—184 International NA Data Centres—4 194 Warehouse—2 Storage—4 17. Markets served by the entity: a. Number of locations Locations Number National (No. of States) 14 International (No. of Countries) 55 b. What is the contribution of exports as a percentage of the total turnover of the entity? 97.2% contribution from exports (2.8% contribution from India) c. A brief on types of customers Our customers are from a range of diversified industry sectors from across the globe; we also work with the government sector in select markets. IV. Employees 18. Details as at the end of Financial Year: a. Employees (including differently abled): Male Female Others Sl. No. Particulars Total (A) No. (B) % (B/A) No. (C) % (C/A) No. (F) % (F/A) Employees 1. Permanent (D) 249,095 158,356 63.5 90,721 36.42 18 0.00 2. Other than Permanent (E) 13,230 10,012 75.68 3,218 24.32 0 0.00 3. Total employees (D + E) 262,325 168,368 64.19 93,939 35.81 18 0.00 b. Differently abled Employees: Male Female Others Sl. No. Particulars Total (A) No. (B) % (B/A) No. (C) % (C/A) No. (F) % (F/A) Differently Abled Employees 1. Permanent (D) 769 557 72.43 212 27.57 0 0.00 2. Other than Permanent (E) 12 9 75.00 3 25.00 0 0.00 3. Total differently abled employees (D + E) 781 566 72.47 215 27.53 0 0.00 Note: Being an information technology services and consulting company, we do not have any workforce categorized as “Workers”. Accordingly, disclosures relating to the same are not applicable and have not been provided in this Report. 420 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 19. Participation/Inclusion/Representation of women No. and percentage of Females Total (A) No. (B) % (B / A) Board of Directors 9 3 33.33 Key Management Personnel* 4 0 0.00 * Includes Executive Chairman, Chief Executive Officer and Managing Director, Chief Financial Officer and Company Secretary. 20. Turnover rate for permanent employees and workers (Disclose trends for the past 3 years) FY 2020-21 FY 2022-23 FY 2021-22 (Turnover rate in the year prior to the (Turnover rate in current FY) (Turnover rate in previous FY) previous FY) Male Female Others Total Male Female Others Total Male Female Others Total Permanent Employees 20.5 20.2 22.2 20.4 23.9 21.5—22.9 12.5 11.2—12 V. Holding, Subsidiary and Associate Companies (including joint ventures) 21. (a) Names of holding / subsidiary / associate companies / joint ventures Refer to Form AOC-1 provided at page nos. 330 to 336 of this Annual Report for information on holding/subsidiary/ associate companies/ joint ventures. All subsidiary/ associate companies/ joint ventures participate in the Business Responsibility initiatives of the Company. VI. CSR Details 22. (i) Whether CSR is applicable as per section 135 of Companies Act, 2013 Yes (ii) Turnover (H In Millions) 677,534 (iii) Net worth (H In Millions) 627,623 VII. Transparency and Disclosures Compliances 23. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct: Stakeholder Grievance FY 2022-23 FY 2021-22 group from Redressal if Yes, then provide web-link Number of Number of Number of Number of whom complaint Mechanism in for grievance redress policy complaints complaints pending complaints complaints filed filed during resolution at close pending resolution is received Place (Yes/No) during the year the year of the year at close of the year Communities Yes Ombuds Policy 0 0 0 0 Investors Charter of Investor Grievance (other than Yes 0 0 0 0 Committee shareholders) Charter of Investor Grievance Shareholders Yes 1341 13 1618 0 Committee Employees and Yes Ombuds Policy 817 50 564 50 workers Customers Yes Ombuds Policy 1 0 1 0 Value Chain Yes Ombuds Policy 14 0 8 0 Partners Others Yes Ombuds Policy 96 4 81 3 (Ex-Employees) Integrated Annual Report 2022-23 421

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 24. Overview of the entity’s material responsible business conduct issues Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications, as per the following format : Financial Indicate implications of the whether risk Material issue Rationale for identifying the risk In case of risk, approach to adapt or risk or opportunity Sl. No. or identified opportunity mitigate (Indicate positive opportunity or negative (R/O) implications) Emerging requirements from Part of the formal ESG governance investors, raters and regulators on process that incorporates this ambitious ESG requirements and risk as part of Wipro’s Enterprise Ethical transparency thereof. The risk is Risk Management system and is governance 1. R reputational in case of instances of integrated at the leadership and Negative and non-compliance with regulations or board level Transparency sectoral norms. In addition, Wipro has always had a strong bedrock of ethical values and governance. Highly motivated and skilled We’ve built a wide portfolio of resources are a backbone of the offerings through Virtual Instructor-organization. Effective and efficient Led Trainings (“VILTs”), self-Future Ready people management helps business paced modules, virtual learning 2. R Negative Workforce gain a competitive advantage. A risk journeys, social learning, gamified that could arise is if organizations interventions and e-summits to cater fail to hire and manage resources to various learning needs. appropriately. According to a report released 1. Controls put in place to identify by CheckPoint Research, global and disable inactive devices. cyberattacks increased by 38% in 2. Effective security controls 2022 compared to the earlier year implemented to detect, prevent with an average of 1000+ weekly and remediate threats. attacks per organization. 3. Program to continuously monitor Providing a secure, resilient and the effectiveness of the controls reliable technology landscape within and sustain the security controls. the organization for protecting the 4. Focus on continuous Data confidentiality, Integrity, availability improvement of the efficacy of 3. Privacy and R and O of systems/data and risks arising on the security controls with the Negative and Positive Cybersecurity account of proliferation of devices adoption of new processes and due to wider adoption of digital latest technology solutions. technologies and increase in remote 5. Wipro abides by various working. Wipro’s Consulting practice international laws that protect helps organizations build their digital data privacy rights such as risk and cyber security strategy and General Data Protection a cyber-defense assurance function. Regulation (EU), Personal Information Protection and Electronic Documents Act (Canada) and others. 422 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Financial Indicate implications of the whether risk Material issue Rationale for identifying the risk In case of risk, approach to adapt or risk or opportunity Sl. No. or identified opportunity mitigate (Indicate positive opportunity or negative (R/O) implications) 6. Privacy Impact Assessments (“PIAs”) completed on 850+ applications used in Wipro as part of GDPR Compliance program and Wipro’s commitment to 100% PIA efficacy. 7. Workforce of specialists in cybersecurity and data privacy with expertise in industry leading solutions. Environmental strategy and actions 1. Wipro is committed to achieving of an organization are under careful Net-Zero GHG emissions by 2040 scrutiny of conscious investors as and is part of leading industry well as an area of interest for clients networks working on the subject for forging strategic partnerships. like Transform to Net Zero, WEF A low sustainability quotient can and Open Footprint. potentially impact the realization of 2. Wipro has put in place a new and augmented revenue lines rigorous carbon accounting and Environmental resulting in negative financial and management program over the Stewardship reputational impacts. past two decades. 4. R and O 3. Wipro supports the evolution Negative and Positive and Climate of its clients and partners Action Industry leading solutions in Net towards Green IT operations by Zero solutions and environmental modernizing operations in energy impact tracking are emerging transition. opportunity areas of high potential 4. Wipro engages with clients across their value-chains to enable sustainable operations and product-service capabilities through business value chain transformation. Our strategy supports value creation We have a significant focus on for our clients and accelerates building strategic long-term growth by focusing on strategic relationships with customers, solving markets and sectors through a for complex business problems, wide range of digital transformation driving mergers and acquisitions, solutions. five strategic priorities: and orchestrating business value to 5. Consumer R and O accelerate growth, strengthen our clients by leveraging human and Negative and Positive Centricity clients and partnerships, lead with intellectual capital by investing in our business solutions, building talent people and through an ecosystem of at scale and operational excellence. partners. Our customer engagement scores (NPS) in FY23 have increased The risk of not executing our strategy by 527 bps over the previous year. will impact our key financial metrics of growth, market share and profitability. Integrated Annual Report 2022-23 423

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 Financial Indicate implications of the whether risk Material issue Rationale for identifying the risk In case of risk, approach to adapt or risk or opportunity Sl. No. or identified opportunity mitigate (Indicate positive opportunity or negative (R/O) implications) Our capability to invent new 1. To remain competitive in new technology solutions while keeping areas, we are making strategic pace with rapidly changing investment to build unmatched technology and service offering capabilities in new technologies, needs of clients. Failure to do so will through reskilling, strategic result to loss of client and revenue. hiring, research work and IP creation by leveraging deep 6. Innovation and R and O understanding of client needs Negative and Positive Emerging Tech across specific domains. 2. Wipro has been investing in research and development to leverage technologies such as AI/ML, AR/VR, Blockchain, IoT, Robotics, 5G and cloud, to bring out cutting-edge innovations for clients. Community engagement in the Through a range of programs (grants areas of education, primary health, and programmatic interventions) disaster response has been an we work with over 230+ partners integral part of our approach for over across India. on school education, Community 7. O two decades. water and health and run the largest Negative Impact environmental education program of its kind in the country. Our collective positive impacts touch over 2 Million people. Our inability to identify and 1. Electronic Product Environmental collaborate strategically with Assessment Tool (“EPEAT”)—suppliers / partners who provide aligned responsible sourcing of IT key products and services can lead hardware. to contractual, legal and business- 2. Wipro’s green building program for continuity risks in case of a breach. resource procurement that meets stringent environmental criteria – 8. Responsible R both at the construction and at the Negative Supply Chain operational stages. 3. Renewable energy sourcing from RE generators. 4. As part of supplier onboarding process, details are scrutinized, and third-party screening tool is used to assess social risks before registering the vendor with Wipro. 424 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements SECTION B: MANAGEMENT AND PROCESS DISCLOSURES This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements. These briefly are as follows: P1 Businesses should conduct and govern themselves with integrity in a manner that is ethical, transparent and accountable P2 Businesses should provide goods and services in a manner that is sustainable and safe P3 Businesses should respect and promote the well-being of all employees, including those in their value chains P4 Businesses should respect the interests of and be responsive towards all its stakeholders P5 Businesses should respect and promote human rights P6 Businesses should respect, protect and make efforts to restore the environment P7 Businesses when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent P8 Businesses should promote inclusive growth and equitable development P9 Businesses should engage with and provide value to their consumers in a responsible manner Whether your entity’s Has the policy been policy/policies cover each approved by the Board? Disclosure Question principle and its core (Yes/No) Web Link of the Policies, if available elements of the NGRBCs. (Yes/No) Policy and management processes 1. Code of Business Conduct and Ethics Policy P1 Yes Yes 2. Ombuds Policy P2 Yes Yes Ecological Sustainability Policy 1. Code of Business Conduct and Ethics Policy 2. Health & Safety Policy P3 Yes Yes 3. Remuneration Policy 4. Global Policy on Inclusion & Diversity 5. Global Policy for Equal Employment Opportunity 1. Supplier Code of Conduct 2. Modern Slavery Statement P4 Yes Yes 3. Global Policy for Equal Employment Opportunity 4. Global Policy on Inclusion & Diversity 5. Global Policy on Prevention of LGBTQ+ Discrimination 1. Supplier Code of Conduct 2. Modern Slavery Statement P5 Yes Yes 3. Global Policy on Prevention of Sexual Harassment 4. Global Policy for Equal Employment Opportunity P6 Yes Yes Ecological Sustainability Policy P7 Yes Yes Code of Business Conduct and Ethics Policy P8 Yes Yes Wipro’s CSR Policy P9 Yes Yes Code of Business Conduct and Ethics Policy Integrated Annual Report 2022-23 425

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 Name of the national and international codes/ Whether the entity has Do the enlisted policies certifications/labels/ standards (e.g. Forest Disclosure translated the policy into extend to your value Stewardship Council, Fairtrade, Rainforest Alliance, Question procedures. (Yes / No) chain partners? (Yes/No) Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle. Policy and management processes P1 Yes Yes Global Reporting Initiative and Integrated Reporting ISO 9001:2015, ISO 20000:2018, ISO 27001:2013, ISO P2 Yes Yes 22301:2019*, ISO 45001:2018, Global Reporting Initiative and Integrated Reporting P3 Yes Yes Global Reporting Initiative and Integrated Reporting Global Reporting Initiative, Integrated Reporting and P4 Yes Yes Sustainability Accounting Standards Board International Labour Organization (“ILO”) Declaration, Universal Declaration of Human Rights (“UNDHR”), UN P5 Yes Yes Guiding Principles on Business & Human Rights, United Nations Global Compact (“UNGC”), Global Reporting Initiative and Integrated Reporting ISO 14001:2015, ISO 14064, Leadership in Energy & P6 Yes Yes Environmental Design (“LEED”), Global Reporting Initiative and Integrated Reporting P7 Yes Yes Global Reporting Initiative and Integrated Reporting P8 Yes Yes Global Reporting Initiative and Integrated Reporting P9 Yes Yes Global Reporting Initiative and Integrated Reporting *Partial compliance (Few locations in India and 1 Centre in Germany) Performance of the entity against the Disclosure Specific commitments, goals and targets set by the entity with defined specific commitments, goals and targets Question timelines, if any. along-with reasons in case the same are not met. Policy and management processes P1 1. Wipro to lead in ESG governance through: 1. We continue to maintain leadership in i. a consistent structure of goals, KPIs and reviews by the board and ESG ratings from investors and raters leadership. like CDP, Ecovadis and Dow Jones Sustainability Index (S&P Global CSA). ii. formal assessment of ESG risks into Wipro’s Enterprise Risk 2. 93% employees have completed the Management system. annual training and certification on iii. Rigorous and transparent ESG disclosures to investors, customers and Code of Business Conduct. in the public domain. 3. All suppliers are covered under the 2. 100% of employees to complete training on Wipro’s Code of Business supplier code of conduct requirements. Conduct every year. 3. 100% of all suppliers adhere to Wipro’s code of supplier conduct. P2 Reduce overall environmental footprint and improve social impact of our customer delivery operations (linked to goals P3, P4, P5, P6) P3 1. Adopt a holistic lifecycle approach that emphasizes employee safety, 1. i. Availability of monthly programs physical health and mental well-being. for employees, around physical 2. Attract and retain talent by building “a great place to belong” ecosystem. and emotional well being 3. Increase gender representation at an overall and leadership level. ii. Availability of Employee Assistance 4. Achieve 38% gender diversity at an overall level in FY’24. Program (EAP) services for around 80% of all countries 5. Achieve 21% gender diversity and leadership level in FY’24. 2. Gender Diversity: 36.4% 3. Gender Diversity at leadership level (D2-E): 17% 4. Proportion of female directors in board (as of 31st March 2023): 33% 426 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Performance of the entity against the Disclosure Specific commitments, goals and targets set by the entity with defined specific commitments, goals and targets Question timelines, if any. along-with reasons in case the same are not met. Policy and management processes P4 Stakeholder engagement to be reviewed regularly Conducted independent stakeholder engagement and materiality refresh in FY23. Revised and reprioritized list of material topics. P5 Fair and unrestricted access to Wipro’s Ombuds process for all employees, Close to 95% of logged cases are closed contract staff, customers and suppliers; 100% of all logged grievances to be within 60 days of reporting. responded to and closed within 6 months. P6 1. To achieve Net Zero GHG emissions for Scope 1 and 2 by 2030 and for Scope 1. Scope 1+2 reduction: 81% of the 2030 3 by 2040. target achieved. 2. 100% RE for all owned facilities by 2030. 2. RE share is 60% 3. Reduce baseline emissions by 75 % for Scope 1, 2 by 2030 on 2017 baseline 3. Scope 3 reduction: 77% of the 2030 and 60% for Scope 3 on 2020 baseline. target achieved across 3 categories. 4. Improve freshwater use efficiency by 65% in all owned facilities from the 4. Water efficiency: 30% reduction year on baseline measure of 200 liters per employee per day in FY’23 to 70 liters per year, employee per day by 2030. 5. Recycled Water: 37% 5. Improve year-on-year water efficiency per employee by 10% on a compounded basis. Increase share of recycled water as proportion of total water consumption to 50% by 2030. P7 No specific goals. Please see engagements and positions in this area. P8 1. a. Contribute to improved quality of school education backed by better 1. i. Number of children positively infrastructure, teaching-learning practices materials, and school impacted (by education): 0.3 leadership; particular focus on Gender, Children with disability, million Environment and STEM. ii. Number of Children with b. Facilitate training and capacity-building on emerging digital Disability (“CwD”) positively technologies for college students and faculty. impacted: 11000+ 2. Contribute to the delivery of affordable, comprehensive primary health iii. Number of students covered by care services for a target population of 5 million people from vulnerable digital skilling: 50,000+ communities in the major cities we operate from. This includes 1 million iv. Number of college faculty covered young and expecting mothers, 1.5 million infants and young children and for digital capacity building: 850 7000 children with disability (For FY’30). 2. i. Number of people positively impacted (healthcare): 1.3 million ii. Number of young and expecting mothers positively impacted: 150,000 iii. Number of infants and children positively impacted: 250,000 iv. Number of primary health care projects supported: 26 P9 Maintain globally accepted standards of cybersecurity & data privacy through We continue to rigorously track our effective implementation of information security management system to processes and impacts in these areas. sustain and continuously improve cybersecurity & Privacy maturity. Integrated Annual Report 2022-23 427

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 Governance, leadership and oversight Statement by director responsible for the business responsibility report, Refer to page nos. 17 and 19 of this Annual Report. highlighting ESG related challenges, targets and achievements Details of the highest authority responsible for implementation and oversight Mr. Narayan PS, Global Head—Sustainability and Social of the Business Responsibility policy(ies). Initiatives 9. Does the entity have a specified Committee of the Board/ Director Yes responsible for decision making on sustainability related issues? (Yes / No). Nomination and Remuneration Committee If yes, provide details. (which also acts as Corporate Social Responsibility Committee) 10. Details of Review of NGRBCs by the Company: Indicate whether review was undertaken by Director / Committee of the Board / Any other Subject for Review Committee P1 P2 P3 P4 P5 P6 P7 P8 P9 Performance against above policies Committee of the Board and follow up action Compliance with statutory requirements of relevance to the Committee of the Board principles, and, rectification of any non-compliances Subject for Review Frequency (Annually/ Half yearly/ Quarterly/ Any other—please specify) Performance against above policies Annually Annually Annually Annually Annually Quarterly Annually Annually Annually and follow up action Frequency Compliance with statutory Annually Annually Annually Annually Annually Quarterly Annually Annually Annually requirements of relevance to the principles, and, rectification of any non-compliances 11. Has the entity carried out independent assessment/ There are multiple independent reviews of our policy through certifications, disclosure standards and evaluation of the working of its identified areas. These include ISO certifications like Health and Safety, Environmental Management policies by an external agency? including Energy, Information security , disclosure standards on GHG emissions reporting and in (Yes/No). If yes, provide name of the specific areas like accessibility. agency SECTION C: PRINCIPLE WISE PERFORMANCE DISCLOSURE PRINCIPLE 1: Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable. Essential Indicators 1. PercentagecoveragebytrainingandawarenessprogrammesonanyofthePrinciplesduringthefinancialyear: Total number of training and Topics / principles covered under %age of persons in respective category Segment awareness programmes held the training and its impact covered by the awareness programmes Board of Directors Refer to Familiarization Programmes imparted to Independent Directors available on our website Key Managerial Coverage of the Code of Business Conduct (“COBC”) Training overall (across all employee categories including Personnel contract) is 93%. The overall coverage of “Unconscious Bias” training is 74% and specific training on Ombuds is Employees other than 17%. The COBC training though covers Ombuds. BoD and KMPs 428 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 2. Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity’s website): Not Applicable. 3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed. Not Applicable. 4. Does the entity have an anti-corruption or anti-bribery policy? Yes. The Company has a Code of Business Conduct (“COBC”) which covers anti-corruption and anti-bribery. The COBC provides the ethical guidelines and expectations for conducting business on behalf of Wipro Limited, its subsidiaries and affiliate companies. It applies to all employees and members of the Board of Directors of the Company. It also applies to individuals who serve the Company on contract, subcontract, retainer, consultant or any other such basis. This Code has been displayed on the Company’s website at Code of Business Conduct and Ethics. 5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption: NIL. 6. Details of complaints with regard to conflict of interest: Not Applicable. 7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest. Not Applicable. Leadership Indicators 1. Awareness programmes conducted for value chain partners on any of the Principles during the financial year: %age of value chain partners covered (by value of Total number of awareness Topics / principles covered Sl. No. business done with such partners) programmes held under the training under the awareness programmes The basic EHS induction training program is carried out for Environment Health and Safety all the vendor partners visiting the campus (100%). All the 1. 124 (“EHS”) and related other relevant training is carried out for skilled staff based on the requirements. Supplier diversity under Wipro 2. 09 Inclusive Supplier Development and 5.48% of the total global spend Mentorship (“WISDOM”) 3 02 Anti Bribery & Corruption Training 250+ suppliers attended 2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/ No). If yes, provide details of the same. Yes. The Company receives from the members of the Board, a list of entities in which they are interested, at the beginning of every financial year and as and when there is any change in such interest. Additionally, a self-declaration portal is designed for employees to identify and disclose any situation which may be perceived to be an actual or potential conflict with the interests of the Company. Integrated Annual Report 2022-23 429

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 PRINCIPLE 2: Businesses should provide goods & services in a manner that is sustainable and safe. 1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively. FY 2022-23 FY 2021-22 Details of improvements in environmental and social impacts (D In Millions) (D In Millions) Our IP and new solution offerings encompass a range of sustainability offerings across R&D 2,926 2,608 sectors. Capex 1,595 2,581 Investments in green buildings in Kodathi, Goppanapali 2. a. Does the entity have procedures in place for sustainable sourcing? (Yes/No) Yes. b. If yes, what percentage of inputs were sourced sustainably? We have green procurement guidelines across core areas of procurement, like Renewable Energy for our operations or facilities management through the use of safe cleaning supplies and gardening materials, Civil & Infrastructure where we adhere to procurement of green building materials & IT Products where procurement of equipment is as per stringent environmental criteria validated by EPEAT. 3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for Given that Wipro does not manufacture any products, this question is not applicable. However, Wipro has waste management strategies in place for its own operations, as mentioned above. (a) Plastics (including packaging)- All our plastic waste is recycled. (b) E-waste—All our E-waste is currently recycled by approved vendors. (c) Hazardous waste- Biomedical and hazardous waste is incinerated as per approved methods. (d) other waste- 80% of organic waste is recycled in house and the balance is sent as animal feed outside the campus. 100% of inorganic waste is recycled through approved partners. 4. Whether Extended Producer Responsibility (EPR) is applicable to the entity’s activities (Yes/No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same. No. EPR is not applicable to Wipro since we are not in the product manufacturing segment. However, we conduct a Natural Capital Valuation Program, which is a rigorous framework that assesses and quantifies positive and negative impacts on nature or natural capital on account of a company’s operations and value chain. Natural Capital Impacts are calculated across six key performance indicators (“KPIs”) namely, Greenhouse gases (“GHG”) emissions, air pollution, water consumption, water and land pollution, waste generation and land use change. Leadership Indicators 1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format? No. 2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same. LCA is not applicable to Wipro since we are not in the product manufacturing segment. However, we conduct a Natural Capital Valuation Program, which is a rigorous framework that assesses and quantifies positive and negative impacts on nature or natural capital on account of a company’s operations and value chain. Natural Capital Impacts are calculated across six key performance indicators (“KPIs”) namely, GHG emissions, air pollution, water consumption, water and land pollution, waste generation and land use change. 430 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry). Not Applicable. 4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format: Not Applicable. 5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category. Not Applicable. PRINCIPLE 3: Businesses should respect and promote the well-being of all employees, including those in their value chains. Essential Indicators 1. a. Details of measures for the well-being of employees: % of employees covered by Health Accident Maternity Paternity Day Care facilities Category insurance insurance Benefits Benefits Total (A) Number Number Number Number Number % (B / A) % (C / A) % (D / A) % (E / A) % (F / A) (B) (C) (D) (E) (F) Permanent employees Male 158,356 158,356 100 158,356 100 0 0.00 158,356 100 131,112 83 Female 90,721 9,0721 100 90,721 100 90,721 100 0 0.00 73,680 81 Total* 249,077 24,9077 100 249,077 100 90,721 100 158,356 100 204,792 82 Other than Permanent employees Male 10,012 10,012 100 10,012 100 0 0.00 10,012 100 6,443 64 Female 3,218 3,218 100 3,218 100 3,218 100 0 0.00 2,110 66 Total* 13,230 13,230 100 13,230 100 3,218 100 10,012 100 8,553 65 * Our benefits are extended to all employees, irrespective of gender. At Wipro, the health, safety, and wellbeing of our employees is of paramount importance. Please refer to “Employee Wellbeing” in the “People Practices” Section of Wipro Annual Report for FY2022-23. b. Details of measures for the well-being of workers: Not Applicable. 2. Details of retirement benefits, for Current FY and Previous FY FY 2022-23 FY 2021-22 Benefits No. of employees covered as Deducted and deposited with No. of employees covered as Deducted and deposited with the a % of total employees the authority (Y/N/N.A.) a % of total employees authority (Y/N/N.A.) PF 100 Yes 100 Yes Gratuity 100 Yes 100 Yes ESI 20 Yes 22.1 Yes 3. Accessibility of workplaces Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? Yes Integrated Annual Report 2022-23 431

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy. Yes. Please find the policy on the following link: Global Policy for Equal Employment Opportunity. 5. Return to work and Retention rates of permanent employees and workers that took parental leave. Permanent employees Gender Return to work rate Retention rate Male 100 100 Female 99 99 Total 99 99 6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief. Yes Yes/No (If Yes, then give Remark details of the mechanism in brief) Permanent Employees and Other than Permanent Employees may register their concerns through the Employees dedicated e-mail address available (ombuds.person@wipro.com) or through the Company’s intranet portal. The Company encourages its employees to register their concerns/grievances Other than Yes through the Ombuds process and ensures that there is no discrimination, retaliation or Permanent harassment of any kind against any employee who reports under the vigil mechanism or Employees participates in the investigation. 7. Membership of employees and worker in association(s) or Unions recognised by the listed entity: FY 2022-23 FY 2021-22 Total employees No. of employees / workers in No. of employees / workers in Category Total employees / / workers in respective category, who are respective category, who are % (B / A) workers in respective % (D / C) respective category part of association(s) or Union part of association(s) or Union category (C) (A) (B) (D) Total Permanent 249,095 7,202 2.89 239,812 4,217 1.76 Employees—Male 158,356 4,672 2.95 153,219 3,122 2.04—Female 90,721 2,529 2.79 86,593 1,095 1.26—Others 18 1 5.56 0 0 0.00 8. Details of training given to employees and workers: FY 2022-23 FY 2021-22 On health and safety On health and safety Category On skill upgradation On skill upgradation Total (A) measures Total (D) measures No. (B) % (B / A) No. (C) % (C / A) No. (E) % (E / D) No. (F) % (F / D) Employees Male 158,356 Only total 0.00 139,579 88.14 153,219 Only total 0.00 143,877 93.90 Female 90,721 numbers 0.00 80,003 88.19 86,593 numbers are 0.00 81,857 94.53 Others 18 are tracked 0.00 18 100 0 tracked 0.00 0 0.00 Total 249,095 23,595 9.5% 219,600 88.16 239,812 38,615 16% 225,734 94.13 432 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 9. Details of performance and career development reviews of employees and worker: FY 2022-23 FY 2021-22 Category Total (A) No. (B) % (B / A) Total (C) No. (D) % (D / C) Employees Male 158,356 158,356 100.00 153,219 153,219 100.00 Female 90,721 90,721 100.00 86,593 86,593 100.00 Others 18 18 100 0 0 0.00 Total 249,095 249,095 100.00 239,812 239,812 100.00 10. Health and safety management system: a. Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). Yes. All our campuses conform to ISO 45001:2018 (Occupational Health & Safety management system) with 100% coverage and are certified by accredited third party agencies. Besides internal and third-party audits, EHS experts periodically assess every unit (at least once in six months), to ensure compliance to statutory norms and requirements. b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity? We conduct a Hazard Analysis and Risk Assessment annually or anytime there is a change in process, new equipment, or service, and build risk mitigation plans. The following steps are taken to assess risks and hazards: -Break down the job into successive steps or tasks -Identify the hazards associated with each step and task -Identify controls in place for each hazard -Identify applicable legal obligations relating to risk assessment and implementation of necessary controls -Estimate the potential severity of an incident associated with each hazard from both safety and health aspects -Estimate the probability of an incident occurring for each hazard (given existing controls) -Calculate the risk -Identify possible additional controls needed to eliminate these hazards c. Whether you have processes for workers to report the work related hazards and to remove themselves from such risks. (Yes/No) Yes d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services? (Yes/ No) Yes 11. Details of safety related incidents, in the following format: Safety Incident/Number Category FY 2022-23 FY 2021-22 Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked) Employees 0.11 0.12 Total recordable work-related injuries Employees 59 66 No. of fatalities Employees 0 0 High consequence work-related injury or ill-health (excluding fatalities) Employees 0 0 12. Describe the measures taken by the entity to ensure a safe and healthy work place. We conduct periodic and annual assessments of our campuses/offices, employees, stakeholders and service providers as a part of this process. -A Food Safety Standards Authority of India (“FSSAI”) license is mandatory for vendors operating within Wipro owned locations in India. -Environment, Occupational Health & Safety (“EHS”) management systems in our campuses conform to international standards such as 14001& 45001 and are certified by accredited third party agencies.—As an ISO 45001:2018 certified organization, we conduct a Hazard Analysis and Risk Assessment annually or anytime there is a change in process, new equipment, or service, and build risk mitigation plans as an ISO 45001:2018-certified firm. Integrated Annual Report 2022-23 433

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 13. Number of complaints on the following made by employees and workers: FY 2022-23 FY 2021-22 Pending resolution at the end of Pending resolution at the end Filed during the year Filed during the year year of year Working Conditions 602 0 427 0 Health & Safety 352 0 496 0 14. Assessments for the year: % of your plants and offices that were assessed (by entity or statutory authorities or third parties) Health and safety practices 100* Working Conditions *Covering all India locations. 15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health & safety practices and working conditions. The key categories of incidents reported are transport (travel from home to office by company cab) and minor office incidents like cuts or burns injuries. These are closed with Root cause analysis and corrective actions. Larger locations have “Occupational Health Center” and Ambulance service where non-work-related illness during hours is supported by the medical experts. The illnesses include Upper respiratory infection, Headache and Stomach pain. Physiotherapists visit the OHC at set timing, address any Ergonomic issues. We had a few flood like situations at our locations where the company put in place business continuity measures and extended support to nearby communities. We have taken longer term measures after the incident which included working with government agencies for cleaning and reconstruction of storm water drains. Leadership Indicators 1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N)? Yes. Our benefits program follows an integrated approach and provides a range of options for better financial and social security, including efficient tax-management options, life and accident insurance, and medical packages. In India, we ensured insurance coverage for contract employees supporting short-term assignments during the COVID-19 pandemic. 2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners. Wipro conducts monthly audit of all labour standards for all Core and contract employees. All third-party vendors are audited by the HRSS internal auditors and external labour consultants, hence making sure that all our Value chain partners are remitting the statutory dues to the employee and the authority regularly. 3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment: None 4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No) Yes 434 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 5. Details on assessment of value chain partners: % of value chain partners (by value of business done with such partners) that were assessed Health and safety practices 100 Working Conditions 6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners. Vendors who are associated with Wipro are internally trained for health & safety practices by in house EHS (“Environmental, Health & Safety”) team with 100% coverage. Wipro provides a workplace that is physically and emotionally safe for contractual staff, where they can focus on their job responsibilities and obtain fulfillment. Wipro provides a safe workplace, compensating workers fairly, and treating them with a sense of dignity and equality while respecting their privacy. Vendor partners undergo training on sexual harassment with 100% coverage. Internal risk review mechanism is in place with all relevant functions to understand the requirements through fortnightly and monthly reviews with all the functions. Location Facility Management Group (“FMG”) leads are designated as single point of contacts to conduct and coordinate cross-functional efforts and third-party verification is carried out on all the documents submitted by the vendor partner. PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders. Essential Indicators 1. Describe the processes for identifying key stakeholder groups of the entity. Engaging with our stakeholders is essential to understand the social, environmental and economic context Wipro operates in. Stakeholder engagement is important for Wipro in order to build a symbiotic relationship with our stakeholders and achieve better outcomes. Factors such as impact, influence, legitimacy, urgency, and diversity of perspectives are the basis of identifying stakeholders crucial to the organization. The stakeholders identified are employees, investors, customers and suppliers. Stakeholder needs and expectations are taken into consideration while determining the organization’s materiality to ensure fair representation of key material topics. 2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group. Channels of communication Whether identified Frequency of engagement Purpose and scope of (Email, SMS, Newspaper, Stakeholder as Vulnerable & (Annually/ Half yearly/ engagement including key topics Pamphlets, Advertisement, Group Marginalized Group Quarterly / others—and concerns raised during such Community Meetings, Notice (Yes/No) please specify) engagement Board, Website), Other 1. Continuous Learning 2. Work life balance E-mail, meetings, Surveys Employees No Quarterly 3. Compensation & Benefits. complemented with FGDs 4. Health & Safety 5. Diversity 1. Corporate governance. 2. Financial performance. Investors No Meetings Quarterly 3. Labor & Human rights. 4. Attrition 5. Compliance 1. Quality and timeliness of delivery. Customers No Surveys Monthly 2. Impact on customer’s business goals. Integrated Annual Report 2022-23 435

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 Channels of communication Whether identified Frequency of engagement Purpose and scope of (Email, SMS, Newspaper, Stakeholder as Vulnerable & (Annually/ Half yearly/ engagement including key topics Pamphlets, Advertisement, Group Marginalized Group Quarterly / others—and concerns raised during such Community Meetings, Notice (Yes/No) please specify) engagement Board, Website), Other 1. Ease of doing business with Variable depending on Wipro across the Order to Payment Suppliers No Surveys supplier scope (half yearly life cycle. or less) 2. Ethical business conduct, and social practices. 1. India’s policies on climate change, energy efficiency, water, waste, and biodiversity, including Government SDG’s. and Policy No Events and Meetings Annually 2. The role of corporate social Network responsibility and Taxation legislation in the countries we operate in. 3. Labor and human rights. 1. The role of digital technology in Industry supporting net zero transition. Association and No Meetings Annually 2. Inclusive working models. Academia 3. Future ready talent in terms of new age skills. 1. Primary healthcare for rural communities. CSR 2. Environment issues that affect Implementation Disadvantaged communities. agency and Yes Interactions and Meetings Annually 3. Education for disadvantaged Civil Society children. Network 4. Long-term rehabilitation for disaster-affected areas. Leadership Indicators 1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board. The consultation with the Board on key stakeholder concerns is largely mediated by different organizational functions which are responsible for the respective stakeholders. Periodic Board reviews are held at least once a quarter, during which the Board holds extensive discussions with the Chief Executive Officer (“CEO”) and other senior leaders representing these functions. For example, feedback on customer trends and issues is provided by the Heads of Businesses and Market Units, that on investors by the Chief Financial Officer (“CFO”) and his team, on employees by the Chief Human Resources Officer (“CHRO”) and his team, on sustainability issues by the Chief Sustainability Officer, etc. Please refer to “Engagement Mode and Frequency” and “Topics of Engagement” in the “Stakeholder Engagement” Section of Wipro Annual Report for FY 2022-23. 436 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity. Yes, stakeholder engagement covers key material issues driven by strategic objectives through various modes of engagements. There is a primary internal custodian for each stakeholder group. For example, feedback from employees involve certain informed steps which are taken leading to enhanced communications and collaboration forums. For suppliers, this has improved the ease of doing business and ability to address environmental and social aspects. For communities, under the community ecology initiative, we focus on striking an ecological balance in our proximate communities by taking up projects that have direct and tangible benefits and strengthening our urban primary healthcare system is a focus area for us. This is because vulnerable communities still lack adequate personnel and amenities for their healthcare needs. Similarly, for employees, at Wipro, the health, safety, and wellbeing of our employees is of paramount importance. We look at wellbeing holistically, connecting mind, body, and community to help us focus on being healthy, feeling happy, and living our life’s purpose. Our employee wellness programs encompass three areas of employee wellbeing: Physical, emotional, and financial. 3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups. Wipro engages with communities and civil society networks to work on systemic issues that can act as force multipliers for social transformation and sustainable development. Within this ambit, we deliberatively focus on disadvantaged groups in a significant majority of our social initiatives e.g. Children with Disability, the Urban Poor, Women from disadvantaged communities, Suppliers from under-represented groups (e.g. Women owned enterprises), Employees with disability or from LGBTQ+ groups. Boosting and strengthening our urban primary healthcare system is a focus area for us. This is because vulnerable communities still lack adequate personnel and amenities for their healthcare needs. PRINCIPLE 5: Businesses should respect and promote human rights. Essential Indicators 1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format: FY 2022-23 FY 2021-22 Category No. of employees/ workers No. of employees/ workers Total (A) % (B / A) Total (C) % (D / C) covered (B) covered (D) Employees Permanent 249,095 222,693 89.40 239,824 189,460 79.00 Other than 13,230 3307* 25.00 36,369 30,186 83.00 permanent* Total Employees 262,325 226,000 86.00 276,193 219,646 79.53 *Due to transition to new employee engagement interface (MyWipro to DOT) last year as an org wide initiative, access to training modules for contractors were temporarily withdrawn for which impact in coverage and tracking mechanisms was observed. Process of restoration of accessibility is in progress. 2. Details of minimum wages paid to employees and workers, in the following format: FY 2022-23 FY 2021-22 Equal to More than Equal to More than Category Total (A) Minimum Wage Minimum Wage Total (D) Minimum Wage Minimum Wage No. (B) % (B / A) No. (C) % (C / A) No. (E) % (E / D) No. (F) % (F / D) Employees Permanent Male 158,356 0 0.00 158,356 100 153,219 0 0.00 153,219 100 Female 90,721 0 0.00 90,721 100 86,593 0 0.00 86,593 100 Others 18 0 0.00 18 100 0 0 0.00 0 0.00 Other than permanent Integrated Annual Report 2022-23 437

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 FY 2022-23 FY 2021-22 Equal to More than Equal to More than Category Total (A) Minimum Wage Minimum Wage Total (D) Minimum Wage Minimum Wage No. (B) % (B / A) No. (C) % (C / A) No. (E) % (E / D) No. (F) % (F / D) Male 10,012 0 0.00 10,012 100 24,654 0 0.00 24,654 100 Female 3,218 0 0.00 3,218 100 11,714 0 0.00 11,714 100 The compensation and benefits offered for both full-time and part-time employees is well above the statutory minimum wage, irrespective of gender. 3. Details of remuneration/salary/wages: Please refer to page nos. 108 to 109 of this Annual Report. 4. Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/No) Yes. Mr. Saurabh Govil, Chief Human Resource Officer, is responsible for addressing human rights issues. 5. Describe the internal mechanisms in place to redress grievances related to human rights issues. Wipro’s Ombuds Policy has been established to allow workers and other individuals associated with the Company to voice their concerns pertaining to malpractice, impropriety, abuse, and deviant behaviour at an early stage through an appropriate channel, freely without fear of retaliation, victimization, or eventual discrimination or disadvantage at workplace. 6. Number of Complaints on the following made by employees and workers: FY 2022-23 FY 2021-22 Pending resolution at the end Pending resolution at the end Filed during the year Filed during the year of year of year Sexual Harassment 70 19 41 13 Discrimination at workplace 11 0 12 1 Child Labour 0 0 0 0 Forced Labour/Involuntary 0 0 0 0 Labour Wages 0 0 0 0 Other human rights related 0 0 0 0 issues 7. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases. Ombuds Policy assures all complainants protection and safeguards against perceived or actual victimization or retaliation for reporting a complaint. Moreover, if any complainant still feels or raises such concern of retaliation, they may approach the Chief Ombudsperson for a suitable remedy. 8. Do human rights requirements form part of your business agreements and contracts? (Yes/No) Yes. Human Rights aspects are covered as part of the Wipro Supplier Code of Conduct, which is required for all contracts. 9. Assessments for the year: % of your plants and offices that were assessed (by entity or statutory authorities or third parties) Child labour Forced/involuntary labour Sexual harassment 100 Discrimination at workplace Wages Others—please specify None 438 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 10. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 9 above. We conduct monthly audits to address risks and escalate in case of any issues. We ensure all statutory compliances regarding minimum wages and strictly prohibit employment of child labor. Leadership Indicators 1. Details of a business process being modified / introduced as a result of addressing human rights grievances/ complaints. Please refer to “Human Rights & Values at Wipro” in the “People Practices” Section of the Annual Report. 2. Details of the scope and coverage of any Human rights due-diligence conducted. Please refer to “Human Rights & Values at Wipro” in the “People Practices” Section of the Annual Report. 3. Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016? Wipro complies with the Rights of Persons with Disabilities Act, 2016, and the premises are largely accessible as per the requirements. In 2021, we have conducted a detailed assessment of each of the premises and have developed a plan with the recommendations. We are in the process of implementing the identified gaps. This is incorporated within the Facilities Management for continued focus. 4. Details on assessment of value chain partners: % of value chain partners (by value of business done with such partners) that were assessed Child labour Forced/involuntary labour Sexual harassment 100 Discrimination at workplace Wages Others—please specify None 5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above. Monthly audits are conducted to address risks and escalate in case of any issues. All statutory compliance regarding minimum wages and other benefits are ensured. Employment of child labor is strictly prohibited. PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment. Essential Indicators 1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format: Parameter Please specify unit FY 2022-23 FY 2021-22 Total electricity consumption (A) megajoules 671656751.04 606833935.02 Total fuel consumption (B) megajoules 36984702.96 29146425.40 Energy consumption through other sources (C) megajoules 12488981.26 9943682.31 Total energy consumption (A+B+C) megajoules 721130435 645924042.73 Energy intensity per rupee of turnover (Total energy MHW per Million in INR 0.21 0.21 consumption/ turnover in rupees) Energy intensity (optional)—the relevant metric may be KWH per square meter per 181.1 177.30 selected by the entity annum Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. Yes. Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. Integrated Annual Report 2022-23 439

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N). If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any No 3. Provide details of the following disclosures related to water, in the following format: Parameter Please specify unit FY 2022-23 FY 2021-22 Water withdrawal by source (in kilolitres) (i) Surface water kilolitres 385758.13 342861.56 (ii) Groundwater kilolitres 50129.41 43315.97 (iii) Third party water kilolitres 412819.63 358776.95 (iv) Seawater / desalinated water kilolitres 0.00 0.00 (v) Others kilolitres 41535.40 36865.11 Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v) kilolitres 890242.57 781820.11 Total volume of water consumption (in kilolitres) kilolitres 878303.07 774000.11 Water intensity per rupee of turnover (Water consumed / turnover) Kiloliter per Million INR 0.97 0.97 Water intensity (optional)—the relevant metric may be selected by the Liter per square meter 852 920.00 entity Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. Yes. Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 4. Has the entity implemented a mechanism for Zero Liquid Discharge? Yes, Wipro follows Zero Liquid Discharge across all locations where all water is treated to secondary or tertiary quality and used for various non-contact purposes – flushing, HVAC and gardening. At some smaller eased locations, as per arrangement with local authorities the treated water would be discharged to drain networks. 5. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format: Parameter Please specify unit FY 2022-23 FY 2021-22 NOx mg/Nm3 258.60 240.80 SOx Kg/day 20.70 24.60 Particulate matter (PM) Mg/Nm3 49.60 50.50 The values have been derived using weighted average method using sample data for all Diesel Generator sets across sites with operational control. Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. Yes, Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 6. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity, in the following format: Parameter Unit FY 2022-23 FY 2021-22 Total Scope 1 emissions ( Break-up of the GHG into CO 2, CH4, N2O, HFCs, tCO2e 9,640 9571 PFCs, SF6, NF3, if available) Total Scope 2 emissions ( Break-up of the GHG into CO 2, CH4, N2O, HFCs, tCO2e 59120 72973 PFCs, SF6, NF3, if available) Total Scope 1 and Scope 2 emissions per rupee of turnover TCO2 e/ INR Mn 0.08 0.10 Total Scope 1 and Scope 2 emission intensity (optional)—the relevant tonne CO2eq per 65.24 95.52 metric may be selected by the entity sq. Mt Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. 440 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Yes. Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 7. Does the entity have any project related to reducing Green House Gas emission? If Yes, then provide details. Yes. We have a detailed roadmap to become Net Zero on our value-chain GHG emissions by 2040 with firm interim goals till 2030. Our plans envisage a multi-pronged approach around energy efficiency, renewable energy, green buildings, and scope 3 emission reduction. 8. Provide details related to waste management by the entity, in the following format: Parameter Parameter FY 2022-23* FY 2021-22 Total Waste generated (in metric tonnes) Plastic waste (A) metric tonnes 74 56 E-waste (B) metric tonnes 265 90 Bio-medical waste (C) metric tonnes 3 5 Construction and demolition waste (D) metric tonnes 1539 256 Battery waste (E) metric tonnes 123 44 Radioactive waste (F) metric tonnes 0 0 Other Hazardous waste. Please specify, if any. (G) metric tonnes 23 2 Other Non-hazardous waste generated (H). Please specify, if any. 2246 metric tonnes 2451 (Break-up by composition i.e. by materials relevant to the sector) Total (A+B + C + D + E + F + G + H) metric tonnes 4478 2700 For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) Category of waste (i) Recycled metric tonnes 1220 2035 (ii) Re-used metric tonnes 1737 306 (iii) Other recovery operations metric tonnes 0 0 Total metric tonnes 2957 2341 For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes) Category of waste (i) Incineration metric tonnes 60 29 (ii) Landfilling metric tonnes 1544 330 ((iii) Other disposal operations metric tonnes 0 0 Total metric tonnes 1604 359 * 90% of the sites covered under operational control Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. Yes. Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 9. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes. Wipro promotes waste reduction and recycling through various measures such as minimizing the use of single-use plastics, promoting paperless operations, and adopting energy-efficient technologies. Wipro collaborates with authorized recycling partners to manage electronic waste (e-waste) responsibly. Waste collection and disposal is done systematically, adhering to predefined schedules and routes to optimize efficiency. Waste segregation is followed at its facilities, and Wipro maintains comprehensive records and documentation related to waste generation, segregation, collection, and disposal. Tracking and Reporting is maintained to assess the effectiveness of waste reduction initiatives and identify areas for further improvement. Third-Party Vendor Evaluation is employed to ensure that third-party vendors abide by local waste management laws. 10. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format: The Company does not have operations in Ecologically sensitive areas. Integrated Annual Report 2022-23 441

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 11. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year: Not Applicable as per Environmental Impact Assessment (“EIA”) notification 2006. 12. Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N). Yes. Leadership Indicators 1. Provide break-up of the total energy consumed from renewable and non-renewable sources, in the following format: Parameter Please specify unit FY 2022-23 FY 2021-22 From renewable sources Total electricity consumption (A) Megajoules 408138289.65 242368231.05 Total fuel consumption (B) Megajoules 18752.80 13896.00 Energy consumption through other sources (C) Megajoules 12488981.26 9943682.31 other sources Total energy consumed from renewable sources (A+B+C) Megajoules 420646023.75 252325809.40 From non-renewable sources Total electricity consumption (D) Megajoules 263518461.38 364465703.97 Total fuel consumption (E) Megajoules 36965950.16 29132529.40 Energy consumption through other sources (F) Megajoules 0.00 0.00 other sources Total energy consumed from non-renewable sources (D+E+F) Megajoules 300484411.54 393598233.40 Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency. Yes, Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 2. Provide the following details related to water discharged: Parameter Please specify unit FY 2022-23 FY 2021-22 Water discharge by destination and level of treatment (in kilolitres) (i) To Surface water kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 (ii) To Groundwater kilolitres 0.00 0.00—No treatment) kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 (iii) To Seawater kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 (iv) Sent to third-parties kilolitres 4760.60 19701.80—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 4760.60 19701.80 (v) Others kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 Total water discharged (in kilolitres) kilolitres 4760.60 19701.80 Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. 442 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Yes, Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 3. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): Water withdrawal, consumption and discharge in areas of water stress Across all sites with operational control (i) Name of the area except Pune, Kochi and Mysore (ii) Nature of operations IT Services (iii) Water withdrawal, consumption and discharge in the following format: Parameter Please specify unit FY 2022-23 FY 2021-22 Water withdrawal by source (in kilolitres) Surface water kilolitres 385758.13 314682.38 Groundwater kilolitres 50129.41 41524.97 Sent to third-parties kilolitres 412819.63 358776.95 Seawater / desalinated water kilolitres 0.00 0.00 Others kilolitres 41535.40 33734.09 Total volume of water withdrawal (in kilolitres) kilolitres 890242.57 748718.39 Total volume of water consumption (in kilolitres) kilolitres 878303.07 748718.39 Kiloliter per Million Water intensity per rupee of turnover (Water consumed / turnover) 0.97 0.97 INR Water intensity (optional)—the relevant metric may be selected by the Kiloliter per square 852 920 entity meter Water discharge by destination and level of treatment (in kilolitres) (i) Into Surface water kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 (ii) Into Groundwater kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 (iii) Into Seawater kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 (iv) Sent to third-parties kilolitres 4760.60 19701.80—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 4760.60 19701.80 (v) Others kilolitres 0.00 0.00—No treatment kilolitres 0.00 0.00—With treatment—please specify level of treatment kilolitres 0.00 0.00 Total water discharged (in kilolitres) kilolitres 0.00 0.00 Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. Yes, Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. Integrated Annual Report 2022-23 443

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 4. Please provide details of total Scope 3 emissions & its intensity, in the following format: Parameter Unit FY 2022-23 FY 2021-22 Total Scope 3 emissions ( Break-up of the GHG into CO 2, CH4, N2O, tonne CO2eq. 271792.85 2,44,352.22 HFCs, PFCs, SF6, NF3, if available) tonne CO2eq. per INR Total Scope 3 emissions per rupee of turnover 0.30 0.31 Million Total Scope 3 emission intensity (optional)—the relevant metric may tonnes CO2eq. per square 257.9 282.80 be selected by the entity meter Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N). If yes, name of the external agency. Yes, Independent assurance has been provided by DNV GL for FY2021-22 and Ernst & Young Associates LLP (EYA LL) for FY 2022-23. 5. With respect to the ecologically sensitive areas reported at Question 10 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities. The Company does not have operations in Ecologically sensitive areas. 6. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format: Initiative Details of the initiative (Web-link, if any, may be Sl. No. Outcome of the initiative undertaken provided along-with summary) Global Energy Aggregates Building Management System (BMS) inputs Optimize operational control and improve energy 1. command center. on a common platform. efficiency. Continuous Air Quality monitoring system (PM 2.5. PM 10, TVOC, Co2, Temperature, RH) using certified sensors. Old campuses will also have improved air Improved air quality monitoring and management 2. Indoor Air Quality filtration and IAQ (Improved Air Quality) monitoring in for occupants. place (phase wise execution plan based on RTW). Air quality audit & Implemented 2nd stage filter with > 99% Viral load reduction efficiency. LIB’s have a longer life of more than 2 to 3 times of Conversion of VRLA (“Valve Regulated Lead Acid”) UPS Capacitor VRLA (“Valve Regulated Lead Acid”) batteries. It 3. batteries to Lithium Batteries (LIB) with monitoring replacement helps in the reduction of UPS capacity requirement system. & backup related capacity optimization. 6 of the Wipro owned locations have installed ultra-filtration where water from these locations is being Ultrafiltration and treated completely. Membrane Bio reactor (“MBR”) is 4. Improved water recycling efficiency. nano-filtration used in 2 of the campuses. And further installation in 2 more locations is being carried out. Nano filtration is used in 4 locations for treatment of fresh water. 7. Does the entity have a business continuity and disaster management plan? Yes. Wipro is aligned to ISO 22301 Business Continuity Management System (“BCMS”) framework which is applicable across global locations, accounts, and service functions. Wipro’s VirtuaDeskTM Business Continuity Solution is designed to introduce desktop and application virtualization to the workplace in a quick and cost-effective manner. We also have a well-developed Business Continuity Management Plan which helped us recover from COVID-19 pandemic. Our business continuity policy is used to plan for climate related disruptions which could impact business objectives. 444 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 8. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard. Around 80% of the environmental impact, for example GHG emissions, is from our extended value chain. The main contributing categories are purchased goods and services, upstream fuel and energy emissions, business travel and employee commute. We have mitigation plans for each of these – at a high level it is based on engagement and disclosures with our suppliers; travel reduction and avoidance for business travel; EV , public transport and pooling for employee commute and RE procurement for reducing upstream energy emissions. 9. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts. We estimate that close to more than 50% of suppliers by value of business would be assessed for environmental impact – across key categories of IT hardware, facility management services and Civil. The natural capital valuation program assesses the environmental impact of our value chain activities, including purchased goods and services. This is based on our spend data for each supplier and categories they belong to. Details of the same are provided in Page No. 95 of Annual Report under Wipro’s Natural Capital Valuation Program. We engaged with 57 suppliers, who contributed to 80% of carbon emissions impacts through Carbon Disclosure Project (“CDP”) Supply Chain Program. This year we plan to engage with 250+ suppliers through the Carbon Disclosure Project (“CDP”) Supply Chain Program. PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent. Essential Indicators 1.a. Number of affiliations with trade and industry chambers/ associations. We are members of eight Industry and Business Forums in countries where we have significant operations. National Association of Software and Service Companies (“NASSCOM”), U.S. Chambers of Commerce (“USCC”) and BITKOM are the top three by financial contribution. The total contribution made to NASSCOM, USCC and BITKOM is $155,133 during FY 2022-23. b. List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to. Reach of trade and industry chambers/ associations Sl. No. Name of the trade and industry chambers/ associations (State/National) 1. U.S. Chamber of Commerce International 2. CII International 3. FICCI National 4. digital Switzerland International 5. NASSCOM International 6. BiTKOM International 7. techUK International 8. IFCCI National 2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities. None Leadership Indicators 1. Details of public policy positions advocated by the entity: The public policy positions advocated by Wipro range from talent availability, human capital mobility, ESG, to future of work. Wipro’s top 8 trade & industry associations include U.S. Chamber of Commerce, FICCI, CII, NASSCOM, techUK, BITKOM, and digital Switzerland. Their public position on ESG broadly addresses the need for market-based solutions, capacity building and training, proactive participation by businesses, and digital technology to support aspects of sustainability and emission reduction. They have emphasized on the importance of hybrid work model as their position on future of work, and equipping Integrated Annual Report 2022-23 445

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 people and businesses with the skills needed to take advantage of the modern working space of emerging technologies such as AI (Artificial Intelligence), and robotics. In terms of their policy position on human capital mobility, the associations have included advocacy for responsive immigration policy, partnerships with various organizations to build strong coalitions, and the need for skilled labour in the tech sector. PRINCIPLE 8: Business should promote inclusive growth and equitable development. Essential Indicators 1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year. Whether conducted by independent Results communicated in public Name and brief details of project Relevant Web Link external agency domain (Yes / No) (Yes/No) Community Healthcare:—Delivery of accessible, affordable, and comprehensive primary health care services for Impact Assessment of CSR vulnerable populations. Yes Yes Projects for FY 2022-23—Complementing the public health system and to systemically strengthen under-served issues that need the most attention. Education for Underprivileged:—Improving access to education for children from under-served communities. Impact Assessment of CSR Yes Yes—Providing support to schools in improving Projects for FY 2022-23 teaching-learning practices through opportunities for experiential learning. Education for Children with Disabilities:—Improve access to quality education and other critical support for children with disabilities. Impact Assessment of CSR —Empower persons with autism and Yes Yes Projects for FY 2022-23 developmental disabilities and their families so that they become and are recognized as productive members of the community. Higher Education for Skills Building and Engineering Education:—Bridging the gap between the demand and Impact Assessment of CSR Yes Yes supply of skilled professionals. Projects for FY 2022-23—Providing students access and exposure to theoretical and practical knowledge. Renewable Energy:—Evaluating the extent to which renewable Impact Assessment of CSR Yes Yes energy has helped to create a positive impact Projects for FY 2022-23 on the environment As per provisions governing CSR activities, the requirement of impact assessment for FY 2022-23 was applicable on six of our CSR projects. 2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format: Not Applicable. 446 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 3. Describe the mechanisms to receive and redress grievances of the community. In addition to Grievance Redressal, the community stakeholders also have the option of sharing their concerns with us via e-mail mentioned on our website. We have registers at all our locations which can be used by any stakeholder group to express their concerns. 4. Percentage of input material (inputs to total inputs by value) sourced from suppliers: FY 2022-23 FY 2021-22 Directly sourced from MSMEs/ small producers 3.80 5.00 Sourced directly from within the district and neighboring districts* — *At present, we do not track this as this metric is not material for our sector. Leadership Indicators 1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above): Not Applicable. 2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies: Sl. No. State Aspirational District Amount spent (` In Millions) 1. Assam Darrang 9.80 2. Bihar Gaya 0.94 3. Bihar Jamui 0.60 4. Chhattisgarh Sukma 0.41 5. Himachal Pradesh Chamba 0.43 6. Jharkhand Khunti 1.12 7. Kerala Wayanad 0.56 8. Odisha Rayagada 1.09 3.(a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized /vulnerable groups? (Yes/No) No (b) From which marginalized /vulnerable groups do you procure? Not Applicable. (c) What percentage of total procurement (by value) does it constitute? Not Applicable. 4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge: Not Applicable. 5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved. Not Applicable. 6. Details of beneficiaries of CSR Projects: Sl. No. CSR Project No. of persons benefitted from CSR Projects 1. Improving Educational Access 12000+ 2. Improving Educational Quality (India) 45000+ 3. Improving Educational Quality (Overseas) 301500+ 4. Education for Children with Disabilities (CwD) 11000+ 5. Sustainability Education 17000+ Integrated Annual Report 2022-23 447

Reporting Context Our Capabilities Governance and Leadership Performance Overview Business Responsibility and Sustainability Report 2022-23 Sl. No. CSR Project No. of persons benefitted from CSR Projects 6. Digital Skills Education (Talent Next) 50000+ The outreach is for a watershed or a geographic scale (area or a city) and not 7. Urban Ecology attributed to beneficiaries 8. Community Ecology 25000+ 9. Primary Health Care 13 lakh 10. Disaster Response 3.25 lakh All our programs have a strong focus on impacts and benefits to marginalized and vulnerable communities – especially with our work in education, primary health care, community ecology and disaster response. In the case of urban ecology where we work on ground water and broader environmental sustainability issues, the attribution to vulnerability is more indirect. Overall, between 80-85% of our community programs are targeted at vulnerable communities. PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner. Essential Indicators 1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback. Customers have multiple channels for raising grievances- account managers, client engagement managers, the customer advocacy group and through independently administered satisfaction surveys. There is ongoing, project-based, and annual feedback from our customers. 2. Turnover of products and/ services as a percentage of turnover from all products/service that carry information about: Since we are not in B2C or product business, this is not applicable. 3. Number of consumer complaints in respect of the following: FY 2022-23 (Current Financial Year) FY 2021-22 (Previous Financial Year) Received during the Pending resolution at end Received during the Pending resolution at end of year of year year year Data privacy — —Advertising NA NA NA NA Cyber-security — —Delivery of essential — —services Restrictive Trade Practices Nil—Nil -Unfair Trade Practices — —Other — — 4. Details of instances of product recalls on account of safety issues: Not Applicable. 5. Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No). If available, provide a web-link of the policy. Yes. Wipro is committed towards protecting the data of customers and all its employees. The principles regarding data privacy are available on our website at https://www.wipro.com/privacy-statement/. We also have a business contingency plan for mitigation in case of cyber security issues or data breaches. For more details refer to the section covering Risk in this Annual Report. 448 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements 6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services. In case of Ransomware attack, we support the customers with our robust Ransomware recovery processes. Wipro also highlights potential vulnerabilities to customers and supports them with measures to protect themselves including mitigation advisory and strategies. Leadership Indicators 1. Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available). https://www.wipro.com/ 2. Steps taken to inform and educate consumers about safe and responsible usage of products and/or services. Not Applicable. 3. Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services. We have a dedicated team who work on major incidents or disruption of services. We have ISO 22301:2019 aligned Business Continuity Management System (BCMS) framework implemented across all global delivery locations covering customer accounts and service functions. 4. Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not applicable). If yes, provide details in brief. Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes/No) No 5. Provide the following information relating to data breaches: a. Number of instances of data breaches along-with impact None b. Percentage of data breaches involving personally identifiable information of customers None Integrated Annual Report 2022-23 449

Reporting Context Our Capabilities Governance and Leadership Performance Overview Glossary Sl. Sl. Abbreviation Expansion Abbreviation Expansion No No 1 AAS As A Service 38 CGU Cash Generated Units 2 ABAC Anti- Corruption program 39 CII Confederation of Indian Industry 3 ACV Annual contract value 40 CHRO Chief Human Resources Officer 4 ADR American Depositary Receipt 41 CIN Corporate Identification Number 5 ADS American Depositary Share 42 CIO Chief Information Officer 6 AGM Annual General Meeting 43 CIS Cloud and Infrastructure Services 7 AHU Air Handling Units 44 COBC Code of Business Conduct 8 AI Artificial Intelligence 45 COMM Communications 9 AI/ML Artificial Intelligence/Machine Learning 46 COO Chief Operation Officer 10 ANZ Australia and New Zealand 47 CRS Cybersecurity and Risk Services 11 APAC Asia Pacific 48 CSAT Customer Satisfaction 12 APMEA Asia Pacific, Middle East and Africa 49 CSR Corporate Social Responsibility 13 AR Augmented Reality 50 CTAP Climate Transition Action Plans 14 ATP Advanced Technology Program 51 CwD Children with Disability 15 B2B Business to Business 52 CTO Chief Technology Officer 16 BCMS Business Continuity Management System 53 CX Customer Experience 17 BCP Business Continuity Plan 54 CXO Chief Experience Officer 18 BCWI Best Companies for Women in India 55 D&I Diversity & Inclusion 19 BFSI Banking, Financial Services & Insurance 56 DDT Dividend Distribution Tax 20 BI Business Intelligence 57 DIN Director Identification Number 21 BPS Basis point 58 DJSI Dow Jones Sustainability Index 22 BRSR Business Responsibility and Sustainability 59 DOP Digital Operations and Platforms Report 60 DSO Day Sales Outstanding 23 BSE BSE Limited 61 DSR Data Subject Rights 24 BSF Bengaluru Sustainability Forum 63 DX Digital Experience 25 BU Business Unit 63 EBITDA Earnings before Interest, Tax, Depreciations 26 BVM Business Value Meter and Amortization 27 C&D Construction and demolition 64 EIA Environmental Impact Assessment 28 CAD Computer Aided Design 65 EES Employee Experience Survey 29 CAGR Compounded Annual Growth Rate 66 EHS Environment Health and Safety 30 CAS Convergence Acceleration Solutions, LLC 67 EMS Environmental Management System 31 CBCMT Corporate Business Continuity Team 68 ENU Energy, Natural Resources and Utilities 32 CBU Consumer Business Unit 69 EPEAT Electronic Product Environmental Assessment 33 CC Constant Currency Tool 34 CDP Carbon disclosure Project 70 EPI Energy Performance Index 35 CDSB Climate disclosures Standards Board 71 EPS Earnings Per Share 36 CEO Chief Executive Officer 72 ER&D Engineering, Research and Development 37 CFO Chief Financial Officer 73 ERG Employee Resource Group 450 Ambitions Realized.

Value Creation for Stakeholders Statutory Reports and Financial Statements Sl. Sl. Abbreviation Expansion Abbreviation Expansion No No 74 ERM Enterprise Risk Management 109 IoT Internet of Things 75 ESG Environmental, Social and Governance 110 IP Intellectual Property 76 ESOP Employee Stock Option 111 ISG Information Services Group 77 ESS Employee Satisfaction Survey 112 ISIN International Securities Identification Number 78 EV Electric Vehicles 113 ISO International Standards Organisation 79 FSSAI Food Safety Standards Authority of India 114 ISRE India State Run Enterprises 80 FTSE Russell Financial Times Stock Exchange Russell 115 IT Information Technology ESG Environmental Social and Governance 116 ITI International TechneGroup Incorporated 81 GAAP Generally Accepted Accounting Principles 117 IWEI India Workplace Equality Index 82 GAE Global Account Executive 118 KMP Key Managerial Personnel 83 GBL Global Business Units 119 KPI Key Performance Indicator 84 GDP Gross Domestic Product 120 LAN Local Area Network 85 GDPR General Data Protection Regulation 121 LATAM Latin America 86 GDS Global Depository Share 122 LEED Leadership in Energy and Environmental 87 GEI Gender-Equality Index Designs 88 GHG Green House Gases 123 LIBOR London Inter Bank Offered Rate 89 GoI Government of India 124 FMG Location Facility Management Group 90 GPTW Great place to Work 125 LODR Listing Obligations and Disclosure Requirements 91 GRI Global Reporting Initiative 126 M&A Mergers and Acquisitions 92 GSSB Global Sustainability Standard Board 127 MAT Minimum Alternate Tax 93 H2 Second Half 128 MBR Membrane Bio reactor 94 HBCUs Historically Black colleges and Universities 129 MCA Ministry of Corporate Affairs 95 HUF Hindu Undivided Family 130 MD Managing Director 96 I&D Inclusion and Diversity 131 MD&A Management Discussion and Analysis 97 IAAS Infrastructure as a Service 132 ML Machine Learning 98 IAS International Accounting Standard 133 MOU Memorandum of Understanding 99 IASB International Accounting Standards Board 134 MRE Median Remuneration of Employees 100 iCORE Cloud Infrastructure, Digital Operations, Risk and Enterprise Cyber Security Services 135 MSCI ESG Morgan Stanley Capital International 101 iDEAS Integrated Digital, Engineering and Application Environmental Social and Governance 136 MSME Micro, Small and Medium Enterprises Services 137 NASSCOM National Association of Software and Services 102 IFRIC IFRS Interpretations Committee IFRS Companies 103 International Financial Reporting Standards 138 NGO Non-government organization 104 IIRC International Integrated Reporting Council 139 NPS Net Promoter Score 105 IISc Indian Institute of Science 140 NSE National Stock Exchange of India Limited 106 IIT Indian Institute of Technology 141 NYSE New York Stock Exchange 107 ILO International Labour Organization 142 OEM Original Equipment Manufacturer 108 Ind AS Indian Accounting Standards Integrated Annual Report 2022-23 451

Reporting Context Our Capabilities Governance and Leadership Performance Overview Glossary Sl. Sl. Abbreviation Expansion Abbreviation Expansion No No 143 OHSAS Occupational Health and Safety Assessment 173 SoW Spirit of Wipro Series 174 SOX Sarbanes’ Oxley 144 OM Operating Margin 175 STEM Science, Technology, Engineering and 145 P2P Peer to Peer Mathematics 146 PbD Data privacy by design and default 176 STP Sewage Treatment Plants 147 PIA Privacy Impact Assessments 177 SWM Solid Waste Management 148 PII Personally Identifiable Information 178 T&M Time and Material 149 PMI Post Merger Integration 179 TCFD Task Force on Climate related Financial disclosures 150 PPA Power Purchase agreements 180 TCV Total contract value 151 PPE Personal Protection Equipment 181 TECH Technology 152 PSH/POSH Prevention of Sexual Harassment 182 UK United Kingdom 153 PSUs Performance-based stock units 183 UNDHR Universal Declaration of Human Rights 154 R&D Research and Development 184 UNGC United Nations Global Compact 155 REC Renewable Energy Certificate 185 USSC U.S. Chambers of Commerce 156 RPT Related Party Transactions 186 VILT Virtual Instructor Led Trainings 157 RSPM Respirable Suspended Particulate Matter 187 VIU Value-in-Use 158 RSU Restricted Stock Unit 188 VLSI Very-large-scale integration 159 RTA Registrar and Transfer Agent 189 VoC Voice of Customer 160 SaaS Software as a Service 190 VR Virtual Reality 161 SASB Sustainability Accounting Standard Board 191 VRLA Valve Regulated Lead Acid 162 SBTI Science based Tragets Initiative 192 WCF Wipro Certified Faculty 163 SCOC Supplier Code of Conduct 193 WEF World Economic Forum 164 SDG Sustainable Development Goals 165 SEBI Securities and Exchange Board of India 194 WERT Wipro Equity Reward Trust 195 WFH Work from Home 166 SEC Securities and Exchange Commission, USA 196 WHO World Health Organization 167 SEF Science Education Fellowship 197 WINDOV Wipro Inclusion % Diversity Opportunity for 168 SEZ Special Economic Zones Vendors 169 SHU Sheffield Hallam University 198 WISDOM Wipro Inclusive Supplier Development and 170 SI System Integrator Mentorship 171 SIR Security Incident Reporting 199 WoW Women of Wipro 172 SMU Strategic Marketing Units 200 YoY Year-on-Year 452 Ambitions Realized.

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